Form 20-F
period 2021-12-31
Nano-X Imaging Ltd.
filed 2022-05-02
CIK 1795251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Erez Meltzer, Chief Executive Officer
Telephone: +972 02 5360360
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 51,791,441 Ordinary Shares as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

INTRODUCTION

NANO-X IMAGING LTD was incorporated under the laws of the State of Israel on December 20, 2018 and commenced operations on September 3, 2019. Unless the context otherwise requires, all references to “Nanox,” “we,” “us,” “our,” the “Company” and similar designations refer to NANO-X IMAGING LTD, an Israeli company, and its consolidated subsidiaries. Unless derived from our financial statements or otherwise noted, the terms “shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States, “and “KRW” refers to Korean Won, the lawful currency of South Korea.

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

All statements that are not historical facts contained in this annual report on Form 20-F are forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, prospects, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning:

●	the initiation, timing, progress and results of our research and development, manufacturing and commercialization activities with respect to our X-ray source technology or the Nanox.ARC and the Nanox.CLOUD, which comprise the Nanox System;

●	our ability to successfully demonstrate the feasibility of our technology for commercial applications;

●	our expectations regarding the necessity of, timing of filing for, and receipt of, regulatory clearances or approvals regarding our technology, the Nanox.ARC and the Nanox.CLOUD;

●	our ability to secure and maintain required U.S. Food and Drug Administration (the “FDA”) clearance and similar approvals from regulatory agencies worldwide and comply with applicable quality standards and regulatory requirements;

●	our ability to manufacture the Nanox.ARC, if cleared, at substantially lower costs compared to medical imaging systems that use a legacy analog X-ray source;

●	our expectations regarding the deployment schedule to meet our target minimum installed base of our first Nanox Systems and final deployment of 15,000 Nanox Systems;

●	the pricing structure of our products and services, if such products and services receive regulatory clearance or approval;

●	the implementation of our business models;

●	the ability to successfully integrate the business of companies that we acquire and to realize the anticipated benefits of the acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired company to grow and manage growth profitably and retain its key employees;

●	our expectations regarding collaborations with third-parties and their potential benefits;

ii

●	our ability to enter into and maintain our arrangements with third-party manufacturers and suppliers;

●	our ability to conduct business globally;

●	our expectations regarding when certain patents may be issued and the protection and enforcement of our intellectual property rights;

●	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

●	regulatory developments in the United States and other jurisdictions;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	the rate and degree of market acceptance of our technology and our products;

●	development relating to our competitors and the medical imaging industry;

●	our estimates of the adoption of the Medical Screening as Service (“MSaaS”) based model by market participants;

●	our estimates regarding the market opportunities for our technology and our products;

●	our ability to attract, motivate and retain key executive managers;

●	our ability to comply with data protection laws, regulations and similar rules and to establish and maintain adequate cyber-security and data protection;

●	our ability to obtain third-party payor coverage or reimbursement of our Nanox System;

●	our expectation regarding the maintenance of our foreign private issuer status;

●	the ongoing impact of the COVID-19 pandemic, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations, including but not limited to the development, deployment and regulatory clearance of the Nanox Systems;

●	the costs incurred with respect to and the outcome of the securities class-action litigation we are currently subject to and any similar or other claims and litigation we may be subject to in the future; and

●	our success at managing other risks and uncertainties, including those listed under “Item 3. Key Information—D. Risk Factors.”

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

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Factors Summary

Risks Related to Our Business

●	We are a development-stage company with limited operating history. We expect to incur significant additional losses in the future and may never be able to effectuate our business plan or achieve significant revenues or reach profitability. Therefore, at this stage of our business, potential investors have a high probability of losing their entire investment.

●	Our efforts may never demonstrate the feasibility of our digital X-ray source technology, including both the micro-electro-mechanical systems (“MEMs”) X-ray chips and tubes, for commercial applications.

●	Two of our business models depend on the successful commercial application of the Nanox.CLOUD, which is subject to numerous risks and uncertainties.

●	We are highly dependent on the successful development, marketing and sale of our X-ray source technology and the related products and services.

●	Products utilizing our technology may need to be approved or cleared by the FDA and similar regulatory agencies worldwide. We may not receive, or may be delayed in receiving, the necessary approval or clearance for our future products, which would adversely affect business, financial condition, results of operations and prospects.

●	We may need to obtain additional financing to fund our future operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our technology and our products and services.

●	The success of our primary business model, the Subscription Model, is subject to numerous risks and uncertainties.

●	We may not be successful in tailoring our X-ray source to the specific systems of other medical imaging companies under our Licensing Model, and/or entering into licensing agreements on terms favorable to us.

●	To the extent that we license our X-ray source technology to other medical imaging companies, the products integrating our technology may need to be approved or cleared by the FDA or similar regulatory agencies.

●	We recently completed the acquisitions of Nanox AI (formerly known as Zebra), USARAD and the assets of MDWEB. Our failure to successfully, and in a timely manner, integrate the acquired businesses and assets or any future acquisition and/or new lines of businesses could have an adverse effect on our business, financial condition, and results of operations.

●	A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, may materially and adversely affect our business and our financial results and could cause a disruption to the development or deployment of the Nanox System.

●	Our industry is highly competitive and is subject to technological change, which may result in new products or solutions that are superior to our technology or other future products we may bring to market from time to time. If we are unable to anticipate or keep pace with changes in the marketplace and the direction of technological innovation and customer demands, our technology may become less useful or obsolete and our operating results will suffer.

●	We expect to depend on third parties to manufacture the Nanox.ARC and to supply certain component parts. Our reliance on third-party manufacturers and suppliers involves certain risks that may result in, among others, increased costs, quality or compliance issues, or failure to timely manufacture the Nanox.ARC, any of which could materially harm our business.

●	We may experience development or manufacturing problems and higher costs, or delays that could limit our revenue, if any, or increase our losses.

●	We may not be able to successfully execute our business models.

●	We have a limited operating history. If we successfully commercially launch the Nanox System, and it does not achieve widespread market acceptance, we will not be able to generate the revenue necessary to support our business.

●	We plan to do business globally, including in certain countries where we might have limited resources and would be subject to additional regulatory burdens and other risks and uncertainties.

●	Because the Nanox System is still in the development stage, it is not yet approved for third-party payor coverage or reimbursement. If in the future we are approved for and are otherwise able to commercialize it, but are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue, in which case we may need to obtain additional financing.

●	Recent changes in the United States related to payment policies for imaging procedures could have a negative impact on the utilization of our imaging services.

●	Billing complexities associated with obtaining payment or reimbursement may negatively affect our revenue, cash flow and profitability.

●	Any collaborative and MSaaS arrangements that we have established or may establish in the future may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative or MSaaS arrangements, and we will rely on them to achieve results which may be significant to us. In addition, any current or future collaborative and MSaaS arrangements may place the development and commercialization of our technology outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

●	We could become subject to product liability claims, product recalls, warranty claims and professional malpractice liability claims that could be expensive, divert management’s attention and harm our business reputation and financial results.

●	We are highly dependent on key members of our executive management team. Our inability to retain these individuals could impede our business plan and growth strategies, which could have a negative impact on our business and the value of your investment.

●	The mishandling or the perceived mishandling of sensitive information, or the occurrence of data security breaches, could harm our business.

●	Our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber-security.

●	Our ability to generate revenue from our teleradiology services and AI solutions, as well as the other imaging offerings that we are developing will depend in large part on referrals from physicians.

●	If we lose a significant number of our radiologists, our revenue from our teleradiology services and financial results could be adversely affected.

●	Exchange rate fluctuations between the U.S. dollar, the New Israeli Shekel and the KRW and inflation may negatively affect our results of operations, and we may not be able to hedge our currency exchange risks successfully.

●	We are currently subject to securities class-action litigation and U.S. Securities and Exchange Commission (“SEC”) inquiry and may be subject to similar or other claims, litigation and investigations in the future, all of which will require significant management attention, could result in significant legal expenses and may result in unfavorable outcomes, all or any of which could have a material adverse impact on our financial condition and results of operations, harm our reputation or otherwise negatively impact our business.

●	If significant tariffs or other restrictions related to “trade wars” are placed on Chinese imports or any related counter-measures are taken by China, our revenue and results of operations may be materially harmed.

●	Our business may be impacted by changes in general economic conditions.

●	Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

●	We do not expect to carry any business interruption insurance or any other insurance (except for director and officer, property, product liability, malpractice and clinical trials insurance). As a result, we may incur uninsured losses, increasing the possibility that you would lose your entire investment in our company.

●	Certain of our directors and/or officers may have interests that compete with ours.

●	Our management team has limited experience managing a public company.

Risks Related to Our Intellectual Property

●	It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection.

●	Patent terms may be inadequate to protect our competitive position on our future products for an adequate amount of time.

●	Claims that our technology or our future products or the sale or use of our future products infringe the patents or other intellectual property rights of third parties could result in costly litigation or could require substantial time and money to resolve, even if litigation is avoided.

●	Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated if we or our future licensors do not comply with these requirements.

●	We may be subject to claims that our employees, consultants or advisers have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.

●	If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

●	Our rights to develop and commercialize our products may be subject to the terms and conditions of licenses and sublicenses granted to us by third parties.

●	We may be required to pay certain milestones and royalties and fulfill other obligations under our license agreements with third-party licensors.

●	If we choose to license our technology to third parties, this could result in disputes or otherwise limit our future operations.

Risks Related to Government Regulation

●	Our product candidates and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

●	We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our future products, and failure to timely obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

●	Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

●	Our products must be manufactured in accordance with federal, state and foreign regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.

●	The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

●	Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

●	Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

●	Changes in laws or regulations relating to data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business or could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

●	If we do not obtain and maintain international regulatory registrations, clearances or approvals for our products, we will be unable to market and sell our products outside of the United States.

●	Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

●	Healthcare reform laws could adversely affect our products and financial condition.

●	Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

Risks Related to Employee Matters

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	We may not be able to attract and retain the highly skilled employees we need to support our planned growth.

Risks Related to Owning Our Ordinary Shares

●	Our share price may be volatile, and you may lose all or part of your investment.

●	As a foreign private issuer, we are exempt from certain requirements that apply to domestic issuers and we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to shareholders under rules applicable to domestic issuers.

●	We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

●	We have not paid dividends in the past and have no immediate plans to pay dividends.

●	We incur significant increased costs as a result of operating as a public company that reports to the SEC and our management may be required to devote substantial time to meet compliance obligations.

●	Shares eligible for future sale may adversely affect the market for our ordinary shares and the issuance of additional ordinary shares as a result of the exercise of our outstanding warrants and options will dilute the percentage ownership of our other shareholders.

●	The purchase price of the ordinary shares may not reflect our actual value.

●	Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2021. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

●	We may be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

Risks Related to Our Operations in Israel

●	Conditions in Israel could materially and adversely affect our business.

●	The termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes.

●	It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this annual report on Form 20-F in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

●	Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

●	Our amended and restated articles of association contains exclusive forum provisions for certain claims, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

●	Provisions of our amended and restated articles of association and Israeli law and tax considerations may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and negatively affect the price of our ordinary shares.

Risks Related to Our Business

We are a development-stage company with limited operating history. We expect to incur significant additional losses in the future and may never be able to effectuate our business plan or achieve significant revenue or reach profitability. Therefore, at this stage of our business, potential investors have a high probability of losing their entire investment.

We are a development-stage company, and are subject to all of the risks inherent in the establishment of a new business enterprise. While we began to generate revenue in the year ended December 31, 2021 through the sale of teleradiology services and the sale of AI solutions, following the completion of the acquisitions of Nano-X AI Ltd (“Nanox AI”) (formerly known as Zebra Medical Vision Ltd. (“Zebra”)), USARAD Holdings, Inc., a Delaware corporation (“USARAD”) and the assets of MDWEB, LLC (“MDWEB”) in November 2021, we have a limited operating history and an unproven business plan upon which investors may evaluate our prospects. We have not yet demonstrated the feasibility of our digital X-ray source technology, including both the MEMs X-ray chips and tubes, for commercial applications. Although we have produced a working prototype of the Nanox.ARC and developed a prototype of the Nanox.CLOUD, we have not produced any of the approximately 15,000 Nanox.ARC units planned for the initial global deployment. We engaged Dagesh P.K. Ltd. (“Dagesh”) to manufacture the first Nanox.ARC units in Israel on a purchase order basis that we expect will be used for the acceptance tests under our MSaaS agreements, demonstrations, regulatory approvals and for the initial global deployment, among other purposes. Even if we are able to manufacture the Nanox.ARC, we may not be able to do so at the low costs needed to support our business models, including the Subscription Model, which is our primary business model. We may not receive, or may be delayed in receiving, the necessary approval or clearance for the Nanox.ARC or our future products. We also have not entered into any commercial arrangement for the licensing of our X-ray source under the Licensing Model.

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

We have a history of net losses and negative cash flow from operations since inception and we expect such losses and negative cash flows from operations to continue in the foreseeable future. As of December 31, 2021 and 2020, we had working capital of approximately $42.1 million and $215.3 million, respectively, and shareholders’ equity of approximately $292.1 million and $230.7 million, respectively. For the years ended December 31, 2021, 2020 and 2019, we incurred net losses of approximately $61.8 million, $43.8 million and $22.6 million, respectively. As of December 31, 2021 and 2020, we had an accumulated deficit of approximately $146.2 million and $84.4 million, respectively, and negative cash flow from operations of $38.1 million, $21.5 million and $5.5 million for the years ended December 31, 2021, 2020 and 2019, respectively. We anticipate our losses will continue to increase from current levels because we expect to incur additional costs related to developing our business, including research and development costs, manufacturing costs, employee-related costs, costs related to acquisitions, costs of complying with government regulations, intellectual property development and prosecution costs, marketing and promotion costs, capital expenditures, general and administrative expenses (including litigation costs), and costs associated with operating as a public company.

Our ability to generate significant revenue from our operations and, ultimately, achieve profitability will depend on, among others, whether we can complete the development and commercialization of our technology, our future products and our services, including our X-ray source technology, the Nanox.ARC and the Nanox.CLOUD, whether we can manufacture the Nanox.ARC on a commercial scale in such amounts and at such costs as we anticipate, and whether we can achieve market acceptance of our products, services and business models. We may never generate significant revenue or operate on a profitable basis. Even if we achieve profitability, we may not be able to sustain it.

Our efforts may never demonstrate the feasibility of our digital X-ray source technology, including both the MEMs X-ray chips and tubes, for commercial applications.

We have developed our X-ray source technology, including both the MEMs X-ray chips and tubes, and a working prototype of the Nanox.ARC. Even though we believe our X-ray source, which we refer to as the Nanox.SOURCE, has achieved commercial applicability, our technology has not been tested over extended periods of time and therefore no meaningful data exists regarding the durability, safety and effectiveness of our X-ray source over extended periods. Although we have produced a working prototype of the Nanox.ARC, we may not be able to successfully integrate our X-ray source into the Nanox.ARC or any medical imaging system. In addition, there is no precedent for commercialization of technology like ours. Even with a fully functional prototype, the commercial scale production and deployment of Nanox.ARC will require significant additional development, sales and marketing efforts, and we may not be able to ensure the effectiveness, accuracy, consistency and safety of the Nanox.ARC in commercial settings. Any unanticipated technical or other problems and the possible insufficiency of funds and other resources needed to complete the development and commercialization of our X-ray source, the Nanox.ARC or the Nanox.CLOUD may result in delays and cause us to incur additional expenses that would increase our losses. If our X-ray source is not commercially feasible now or in the long term, our business may fail.

Two of our business models depend on the successful commercial application of the Nanox.CLOUD, which is subject to numerous risks and uncertainties.

In addition to the Nanox.ARC, we have also developed, and continue to improve, the Nanox.CLOUD, a companion cloud software designed to deliver MSaaS. The continued development and commercialization of the Nanox.CLOUD has a number of risks, including:

●	the Nanox.CLOUD requires a considerable investment of technical, financial, and legal resources, which may not be available to us;

●	it may require separate regulatory clearances or approvals;

●	it may not be technically viable to integrate the Nanox.CLOUD with the businesses of our potential customers and collaborators, such as local operators, radiologists, cloud storage providers, medical artificial intelligence (“AI”) software providers and others;

●	market acceptance of the MSaaS model is affected by a variety of factors, including security, reliability, scalability, customization, performance, customer preference, patients’ concerns with entrusting a third party to store and manage their health data, public concerns regarding privacy and compliance with restrictive laws or regulations;

●	our cloud-based service may raise concerns among our customer base, including concerns regarding changes to pricing over time, service availability, information security of a cloud-based solution and access to medical images while offline;

●	the Nanox.CLOUD may be subject to computer system failures, infrastructure failures, cyber-attacks or other security breaches;

●	incorrect or improper implementation or use of the Nanox.CLOUD by third-party cloud-service providers under our Sales Model could result in customer dissatisfaction and harm our business and reputation;

●	undetected software errors or flaws in the Nanox.CLOUD could harm our reputation or decrease market acceptance of the MSaaS model; and

●	we may incur higher costs than we expected as we expand our cloud-based services.

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

We continue to implement a multi-step approach to the regulatory clearance process. As a first step, we submitted a 510(k) premarket notification to an accredited Review Organization under the FDA’s 510(k) Third Party Review Program (the “Third Party Review Program”) for a single-source version of the Nanox.ARC, known as the Nanox Cart X-Ray System. On April 1, 2021, we received clearance from the FDA to market our Nanox Cart X-Ray System. On June 17, 2021, we submitted a 510(k) premarket notification application to the FDA for the first version of our multi-source Nanox.ARC 3-D digital tomosynthesis system. On August 12, 2021, we received a request for additional information from the FDA concerning the first submission of our multi-source system. On January 10, 2022, we withdrew our first submission of our multi-source system. On January 12, 2022, we submitted to the FDA a Q-submission for the second version of our multi-source Nanox.ARC 3-D digital tomosynthesis system. The Q-submission program provides submitters an opportunity to have early collaboration and discussions about medical device submissions, through a request for feedback from and/or a meeting with the FDA regarding a potential or planned medical device submission. We believe that using this approach will assist to expedite and optimize the regulatory clearance process. The second version of the Nanox.ARC is an improved and enhanced version that was designed, among other things, to address certain deficiencies raised by the FDA during their review of the first submission from June 2021. We continue to communicate with the FDA and we expect the next step in this process to be the submission of a supplement to the Q-submission followed a formal 510(k) application to the FDA for the multi-source Nanox.ARC. If cleared by the FDA, we expect to commercialize the multi-source Nanox.ARC and we may seek alternatives for commercialization of our Nanox Cart X-Ray System. However, the review process may be more costly and time consuming than we expect and we may not ultimately be successful in completing the review process and our 510(k) premarket notification for the multi-source Nanox.ARC may not be cleared by the FDA in a timely manner or at all. We may also need to seek approval from foreign regulatory authorities. We believe the digital X-ray source falls within a category of radiology vacuum tubes converting electrical input power into X-rays that utilize the same energy levels, radiation types and throughputs as already existing and approved X-ray tubes applied in a wide range of radiology medical procedures. As a result, we expect that there will be no novel claim or methodology related to the X-ray radiation produced by the digital X-ray source; however, regulatory agencies may not agree. To date, we have not had any discussion with the FDA or other regulatory authorities regarding the regulatory pathways for the novel digital X-ray source. Efforts to achieve required governmental clearances and approvals could be costly and time consuming, and we may not be able to obtain any such required clearances or approvals in accordance with our anticipated timeline or in a cost-efficient manner. Any delay or failure to obtain necessary regulatory clearances or approvals could have a material negative impact on our ability to generate revenues. Even if the products containing our technology receive the required regulatory clearance or approval, such products will remain subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions.

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

Our operations have consumed substantial amounts of cash since inception. Our net losses were $61.8 million, $43.8 million and $22.6 million for the years ended December 31, 2021, 2020 and 2019, respectively. In addition, significant resources were invested in the development of our X-ray source technology prior to us acquiring the technology. We anticipate that our future cash requirements will continue to be significant. While we began to generate revenue in the year ended December 31, 2021, we expect that we will need to obtain additional financing to implement our business plan as described in this annual report on Form 20-F. Specifically, although we believe our cash on hand is sufficient to complete the manufacture, shipping, installation and deployment of a significant number of Nanox.ARC units, as well as to support the continued research and development of the Nanox.ARC and the ongoing development of the Nanox.CLOUD, we may need to raise additional funds for such purposes. Such financings could include equity financing, which may be dilutive to shareholders, or debt financing, which would likely restrict our ability to borrow from other sources. In addition, such securities may contain rights, preferences or privileges senior to those of the rights of our current shareholders. Additional funds may not be available when we need them, on terms attractive to us, or at all. If adequate funds are not available on a timely basis, we may be required to curtail the development of our technology, products or services, or materially delay, curtail, reduce or terminate our research and development and commercialization activities. We could be forced to sell or dispose of our rights or assets. Any inability to raise adequate funds on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operation and prospects, including the possibility that a lack of funds could cause our business to fail and liquidate with little or no return to investors.

We operate in a capital intensive, high-cost industry that requires significant amounts of capital to fund operations. We incur capital expenditures to, among other things, manufacture and commercially deploy our Nanox Systems. To the extent we are unable to generate sufficient cash from our operations or we are unable to structure or obtain financing, we may be unable to meet our capital expenditure requirements to support the maintenance and continued growth of our operations.

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

Under our proposed Licensing Model, we expect to be engaged to tailor our X-ray source to other medical imaging companies’ or manufacturers’ of other X-ray devices specific systems to replace the legacy X-ray source or to license our X-ray source technology to them to develop new types of imaging systems, and we expect to receive a one-time, non-recurring licensing fee upfront, as well as recurring royalty payments for each imaging system sold by such companies. We expect customization to be a complex and multi-step process that varies for each project, which will require significant research and testing activities. We may also not be able to demonstrate the feasibility, functionality or safety of our technology in other medical imaging systems, meet the potential licensees’ design and manufacturing requirements, or satisfy their marketing and product needs. In addition, we may not be successful in entering into licensing agreements with favorable terms as a result of a numbers of factors, many of which are outside of our control, including willingness of, and the resources available to, other medical imaging companies to in-license our novel X-ray source technology, our ability to agree with a potential partner on the value of our technology, or on the related terms, as well as the availability of other technologies at lower cost or other alternative technologies at the time. We have not entered into any licensing agreements to date. Any of the above factors may negatively affect the implementation of our Licensing Model, or cause our Licensing Model to fail.

To the extent that we license our X-ray source technology to other medical imaging companies, the products integrating our technology may need to be approved or cleared by the FDA or similar regulatory agencies.

The FDA or similar regulatory agencies may require products developed by other medical imaging companies under the Licensing Model to go through lengthier or more rigorous processes than we expected. These products may also be subject to regulations by governmental agencies in other jurisdictions, or regulation by other federal, state and local agencies. In addition, we may not have control with respect to any such further regulatory approval strategies or process. If such products do not receive, or are delayed in receiving, the necessary clearances or approvals, or if the performance of one or more clinical trials are required in connection with such clearances or approvals, the prospects of our Licensing Model may be materially affected, which could have a material adverse impact on our business and our revenues.

We recently completed the acquisitions of Nanox AI (formerly known as Zebra), USARAD and the assets of MDWEB. Our failure to successfully, and in a timely manner, integrate the acquired businesses and assets or any future acquisition and/or new lines of businesses could have an adverse effect on our business, financial condition and results of operations.

In November 2021, we completed the acquisitions of Nanox AI (formerly known as Zebra), a deep-learning machine analytics company, USARAD, a leading provider of teleradiology services, and the assets of MDWEB, a decentralized marketplace connecting imaging facilities with radiologists. We began to generate revenue in the year ended December 31, 2021 through the sale of teleradiology services and AI solutions, following the completion of these acquisitions. However, we may never realize the expected synergies, business opportunities and growth prospects in connection with these or any future acquisitions and/or joint ventures. We may not be able to capitalize on the expected business opportunities, assumptions underlying estimates of expected cost savings may be inaccurate or general industry and business conditions may deteriorate. In addition, integrating operations may require significant efforts and expense on our part. We are dependent on few key employees to operate these businesses. Personnel may leave or be terminated because of an acquisition. Our management may have its attention diverted while trying to integrate an acquisition. If these factors limit our ability to integrate the operations of these or any future acquisition successfully or on a timely basis, our expectations of future results of operations, including certain cost savings and synergies as a result of these or any future acquisition, may not be met. The failure to successfully manage these risks in the implementation of these recent or any future acquisition and any new lines of business could have a material, adverse effect on our business, financial condition and results of operations.

A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, may materially and adversely affect our business and our financial results and could cause a disruption to the development or deployment of the Nanox System.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. Beginning in 2019, a novel strain of a virus named SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes COVID-19, has spread to most countries across the world, including Israel and all 50 states within the U.S. The COVID-19 pandemic is evolving, and to date has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The COVID-19 pandemic has adversely impacted our operations in various ways. For example, due to travel restrictions as a result of the COVID-19 pandemic, our engineers had limited ability to make work-related trips to Korea or Israel to test and optimize the Nanox.ARC and to begin MEMs X-ray chip manufacturing in Korea. Our potential business partners also had limited ability to make on-site visits to our facilities or attend industry conferences and meetings in person to experience the Nanox.ARC, which has negatively impacted our business development and deployment activities. Due, in part, to travel restrictions as a result of the COVID-19 pandemic, we decided to manufacture the first Nanox.ARC units in Israel on a purchase order basis from Dagesh that we expect will be used for the acceptance tests under our MSaaS agreements, demonstrations, regulatory approvals and for the initial global deployment, among other purposes. The external labs we work with have been affected by COVID-19, resulting in delays in our timeline for obtaining regulatory clearance and approval. Our FDA and other regulatory approvals and clearances have been delayed due to prioritization of vaccines for COVID-19. COVID-19 has also caused shutdowns or disruptions of business for our manufacturers and suppliers.

The extent to which the COVID-19 pandemic impacts our operations or those of our third-party partners will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the pandemic, new information that will emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, further mutations or related variants of the virus (or even the threat or perception that this could occur), among others. In addition, if any treatment or vaccine for COVID-19 is ineffective or underutilized, any impact on our business may be prolonged. The continued spread of COVID-19 globally could adversely impact our development, manufacture or deployment of the Nanox System, which could adversely affect our ability to obtain regulatory clearance and approval for and to commercialize the Nanox System, increase our operating expenses and have a material adverse effect on our financial results.

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

With respect to our AI imaging solutions, there are a number of companies that currently offer AI radiology solutions, such as Aidoc and VIZ.AI, which, to our knowledge, focus on life threatening and urgent cases. In addition, legacy healthcare technology companies are expected in the future to increase development efforts in the field of AI imaging solutions. For example, Siemens Healthineers has developed AI-Rad Companion, which provides automatic post-processing of imaging datasets through AI-powered algorithms for Siemens CTs. The AI medical imaging market is new and competition from new market players may develop in the next few years.

With respect to our teleradiology services, the teleradiology market is highly competitive, rapidly evolving and fragmented, and is subject to changing technology and market dynamics. The market has recently experienced and is expected to continue to experience competitive pricing pressure and radiologist compensation pressure. We compete directly with both large and small-scale service providers who offer local, regional and national coverage operations. We believe that our principal competitors are Envision Physician Services and Radiology Partners. We compete to attract and retain relationships with customers and radiologists in different ways.

If our technology is not, or our future products or services are not, competitive based on these or other factors, our business would be harmed.

We expect to depend on third parties to manufacture the Nanox.ARC and to supply certain component parts. Our reliance on third-party manufacturers and suppliers involves certain risks that may result in, among others, increased costs, quality or compliance issues, or failure to timely manufacture the Nanox.ARC, any of which could materially harm our business.

If cleared, we expect to rely on third-party manufacturers and suppliers for the commercial production of the multi-source Nanox.ARC. We are currently evaluating and testing glass-based and ceramics-based X-ray tubes to determine which tubes will be used in the Nanox.ARC. Once a determination is made, we intend to enter into agreements with third-party manufacturers for such tubes based on, among other things, cost effectiveness. In May 2020, we entered into a three-year contract manufacturing agreement with FoxSemicon Integrated Technology, Inc., a subsidiary of Foxconn (“FITI”) to manufacture the multi-source Nanox.ARC. Under the contract manufacturing agreement with FITI, FITI will negotiate and contract with other parties for the supply of the various other components of the Nanox.ARC in accordance with the pre-approved supplier list and on the terms to be agreed upon by both parties.

However, due, in part, to travel restrictions as a result of the COVID-19 pandemic, we decided to manufacture the first Nanox.ARC units in Israel and we engaged Dagesh to manufacture Nanox.ARC units in Israel on a purchase order basis that we expect will be used for the acceptance tests under our MSaaS agreements, demonstrations, regulatory approvals and for the initial global deployment, among other purposes. Although we expect to formalize our arrangement in writing, we have not yet done so, and we may not establish a formal agreement or be able to enforce the obligations under such arrangements. As we further expand our business in connection with the commercialization of our technology, we expect to seek to engage several manufacturers of the Nanox.ARC. If any of our manufacturers or suppliers breach their agreements, are unable to meet their contractual or quality requirements, or become unwilling to perform for any reason, we may be unable, or may be unable in a timely manner, to locate alternative acceptable manufacturers or suppliers and enter into favorable agreements with them.

Our dependence on third-party manufacturers and suppliers involves a number of risks, including:

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

We recently commenced the manufacture of the MEMs X-ray chips at our new fabrication facility in Korea, which is expected to meet our currently anticipated needs. However, we may not be successful in mass production of the MEMs X-ray chips at the facility or have sufficient capacity to manufacture the MEMs X-ray chips as our business expands. In addition, we rely on third parties to supply the raw materials and certain component parts. Disruptions of our relationships with such suppliers could negatively impact our production for an extended period of time. Any inability to acquire sufficient quantities of any raw materials or components in a timely manner from these third-party suppliers could have a material negative impact on our business. We may need to enhance or redesign our MEMs X-ray chip to generate licensing revenue from it or for it to be functional for certain medical imaging applications.

In addition, if we change the manufacturer of a critical component of our products, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture our products in a timely manner.

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

We have a limited operating history. If we successfully commercially launch the Nanox System, and it does not achieve widespread market acceptance, we will not be able to generate the revenue necessary to support our business.

We have a limited operating history and while we began the marketing of our AI solutions and teleradiology services following the recent acquisitions in November 2021, we have no history of marketing our X-ray source technology, the Nanox.ARC or the Nanox.CLOUD. We may fail to generate significant interest in our X-ray source technology or the Nanox System or the imaging products using our technology, or any other product we may develop. These and other factors, including the following, may affect the rate and level of market acceptance:

●	effectiveness of the sales and marketing efforts of us, and our partners such as the local partners;

●	perception by medical professionals and patients of the convenience, safety, efficiency and benefits of the Nanox System or products using our technology, compared to competing methods of medical imaging, such as the time and skill required to read the tomographic images produced by the Nanox.ARC and our X-ray source;

●	opposition from certain industry leaders, which may limit our ability to promote the Nanox System and to penetrate into the medical imaging market in certain geographical areas;

●	the existence of established medical imaging technology;

●	willingness of market participants to accept the MSaaS model;

●	the changing and volatile U.S. and global economic environments, including as a result of the COVID-19 pandemic, the military conflict between Russia and Ukraine, the global response to it and any negative impact on the global economy and capital markets resulting from the conflict or any other geopolitical tensions, or inflation;

●	timing of market introduction of competing products, and the sales and marketing initiatives of such products;

●	press and blog coverage, social media coverage, and other publicity and public relations factors by others;

●	lack of financing or other resources to successfully develop and commercialize our technology and implement our business plan;

●	the level of commitment and support that we receive from our partners, such as local operators, cloud storage providers and medical AI software providers, as well as medical professionals such as radiologists; and

●	coverage determinations and reimbursement levels of third party payors.

If cleared or approved for marketing by the FDA or other regulatory agencies, depending on the approved clinical indication, the Nanox System will be competing with existing and future imaging products and similar offerings. The technology underlying our X-ray source and the Nanox System may be perceived as inferior or inaccurate and patients may be unwilling to undergo medical screening using the Nanox.ARC or other products using our technology. Moreover, patients and medical professionals may be unwilling to depart from the current medical imaging technology. Medical professionals tend to be slow to change their medical diagnostic practices because of perceived liability risks arising from the use of new technology or products, and they may not recommend medical imaging using the Nanox.ARC or other products using our technology until there is long-term clinical evidence to convince them to alter or modify their existing imaging methods. Our efforts to educate patients, radiologists and other members of the medical community on the benefits of our products require significant resources and may not be successful. Our efforts to educate the marketplace may require more resources than are required by conventional technologies marketed by our competitors. In particular, gaining market acceptance for our products in nascent markets, such as Africa, China, India, and certain countries in Latin America, could be challenging. Moreover, in the event that the Nanox System or other products using our technology are the subject of guidelines, clinical studies or scientific publications that are unfavorable or damaging, or otherwise call into question their benefits, we may have difficulty in convincing market participants to adopt our products. In addition, medical professionals, patients, providers of medical imaging services and third-party payors may not adopt or reimburse the use of the Nanox System in the near term or at all. If we are unable to achieve or maintain an adequate level of market acceptance, we may not generate significant revenue or become profitable and our business, financial condition, results of operations and prospects would be significantly harmed.

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

We also may sell the Nanox.ARC, the Nanox.CLOUD or the Nanox System to government entities, which are subject to a number of challenges and risks. Any actual or perceived privacy, data protection, or data security incident, or even any perceived defect with regard to our practices or measures in these areas, may negatively impact public sector demand for our products. Government entities may also have statutory, contractual or other legal rights to terminate contracts with us for convenience or due to a default, and any such termination may adversely affect our future results of operations. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our subscriptions, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities. In addition, sales of the Nanox.ARC, the Nanox.CLOUD or the Nanox System in foreign markets could also be adversely affected by the imposition of governmental controls, political and economic instability, war, conflicts, civil unrest and other hostilities, trade restrictions and changes in tariffs, any of which may adversely affect our business, financial condition, results of operations and prospects.

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

Because the Nanox System is still in the development stage, it is not yet approved for third-party payor coverage or reimbursement. Coding and coverage determinations as well as reimbursement levels and conditions are important to the commercial success of an imaging product or offering. The future availability of insurance coverage and reimbursement for newly approved medical devices is highly uncertain, and our future business will be greatly impacted by the level of reimbursement provided by third-party payors. In the United States, third-party payors decide which imaging products and services they will cover, how much they will pay and whether they will continue reimbursement. Third-party payors may not cover or provide adequate reimbursement for the Nanox System or the imaging services using the Nanox System, assuming we are able to fully develop and obtain all regulatory approvals and clearances to market it in the United States or other geographies. To date, we have not had any discussions with any third-party payors, including any regulatory agencies administering any government funded healthcare programs, regarding the coding, coverage or reimbursement for imaging services using the Nanox System. Accordingly, unless government and other third-party payors provide coverage and reimbursement for our services, patients and healthcare providers may choose not to use them, which would cause investors to lose their entire investment. A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular products and services. Reimbursement may not be available, or continue to be available, for the Nanox System or the imaging services using the Nanox System, other products or systems using our X-ray source technology, our AI solutions, teleradiology services, the Nanox.MARKETPLACE or any other products or services we may develop or offer in the future, or even if reimbursement is available, such reimbursement may not be adequate. We also will be subject to foreign reimbursement policies in the international markets we expect to enter. Decisions by health insurers or other third-party payors in these markets not to cover, or to discontinue reimbursing, our products could materially and adversely affect our business. If such decisions are made, they could also have a negative impact on our ability to generate revenues, in which case we may need to obtain additional financing.

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

We also expect increased regulation and oversight of advanced diagnostic testing. One provision in the Protecting Access to Medicare Act requires CMS to develop appropriate use criteria (“AUC”) that professionals must consult when ordering advanced diagnostic imaging services (which include magnetic resonance imaging (“MRI”), CT, nuclear medicine (including position emission tomography) and other advanced diagnostic imaging services that the Secretary of the Department of Health and Human Services (“HHS”) may specify). Under this provision, payment is to be made to the furnishing professional for an applicable advanced diagnostic imaging service only if the claim indicates that the ordering professional consulted a qualified clinical decision support mechanism, as identified by HHS, as to whether the ordered service adheres to the applicable AUC. To the extent that these types of changes have the effect of reducing the aggregate number of diagnostic medical imaging procedures performed in the United States, our business, results of operations, financial condition and cash flows would be adversely affected. Currently, the payment penalty phase for the AUC program is scheduled to begin on the later of January 1, 2023 or the January 1 that follows the declared end of the public health emergency for COVID-19.

Billing complexities associated with obtaining payment or reimbursement may negatively affect our revenue, cash flow and profitability.

Payment for our imaging-based offerings is, and is expected to be, provided by individual patients and from a variety of payors, such as commercial insurance carriers, managed care organizations and governmental programs. Each payor typically has different billing requirements, and the billing requirements of many payors have become increasingly stringent.

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

In addition, we may be required to seek new billing codes for imaging services using the Nanox System or any other imaging-based offering that we may provide, and regulatory authorities may not approve the creation of separate codes. Additionally, even if we are successful, existing or future billing codes or the payment amounts associated with such codes may change in the future.

These billing complexities, and the related uncertainty in obtaining payment for our imaging-based offerings, could negatively affect our revenue, cash flow and profitability.

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

We have entered into certain, and expect to enter into additional, collaborative arrangements and MSaaS agreements with respect to the research, development, manufacture and commercialization of our technology with different relevant industry participants, including, among others, local operators, integrators, radiologists, cloud storage providers and medical AI software providers and third-party payors. See “Item 4. Information on the Company—B. Business Overview— MSaaS Agreements.” Any future potential collaborative or MSaaS arrangements may require us to rely on external consultants, advisors and experts for assistance in several key functions, including research and development, manufacturing, regulatory, intellectual property, commercialization and distribution. We cannot and will not control these third parties, but we may rely on them to achieve results, which may be significant to us. Relying upon these collaborative arrangements subjects us to a number of risks, including:

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

We could become subject to product liability claims, product recalls, warranty claims and professional malpractice liability claims that could be expensive, divert management’s attention and harm our business reputation and financial results.

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

In addition, we may be subject to professional liability claims, including, without limitation, for improper use or malfunction of our diagnostic imaging software.

Further, the radiologists that provide our teleradiology services may occasionally subject us to malpractice claims. Claims, suits or complaints relating to services provided by these radiologists may be asserted against us in the future.

Any of these outcomes may have an adverse effect on our business, financial condition and results of operations, and may increase the volatility of our share price.

The coverage limits of our insurance policies we may choose to purchase to cover related risks may not be sufficient to cover future claims. If sales of the Nanox System or other products integrating our technology increase or we suffer future product liability claims or malpractice claims, we may be unable to maintain product liability insurance or malpractice insurance at satisfactory rates or with adequate amounts or at all. A product liability claim, any product recalls or excessive warranty claims, whether arising from defects in design or manufacture or otherwise, could negatively affect our sales or require a change in the design or manufacturing process, any of which could harm our relationship with our customers and partners, and have a material adverse impact on our reputation and business, financial condition, results of operations and prospects.

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

We expect that our business operations will enable us to accumulate a significant amount of highly sensitive and/or confidential information, including medical images and other medical and personal information. While employee contracts generally contain standard confidentiality provisions, our employees, customers or collaborators may not properly handle or process sensitive or confidential data. The improper handling of sensitive or confidential data, or even the perception of such mishandling (whether or not valid), or other security lapses by us, our customers or collaborators, could reduce demand for our offerings or otherwise expose us to financial or reputational harm or legal liability.

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

Our ability to execute our business strategy depends, in part, on the continued and uninterrupted performance of our information technology systems, which support our operations. Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from, among others, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization or similar disruptive problems. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. Any such security breach may compromise information stored on our networks and may result in significant data losses or theft of personally identifiable information. A cybersecurity breach could also hurt our reputation by adversely affecting the patients’ perception of the security of their information. A number of proposed and enacted federal, state and international laws and regulations obligate companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by third parties, including collaborators, vendors, contractors or other organizations with which we expect to form strategic relationships. In addition, a cybersecurity attack could result in other negative consequences, including disruption of our internal operations, increased cyber security protection costs, lost revenue, regulatory actions or litigations.

Our ability to generate revenue from our teleradiology services and AI solutions, as well as the other imaging offerings that we are developing, will depend in large part on referrals from physicians.

We will depend on referrals of patients from unaffiliated physicians and other third parties who have no contractual obligations to refer patients to us for our teleradiology services and AI solutions, as well as the other imaging offerings that we are developing. If these physicians and other third parties do not refer patients to us, our ability to generate revenue from our teleradiology services and AI solutions, as well as the other imaging offerings that we are developing would be adversely affected. Further, we currently derive substantially all of our revenue from our teleradiology services from fees charged for the diagnostic imaging services performed by radiologists. If physicians and other third parties were to discontinue referring patients to our radiologists, our revenue from our teleradiology services would decrease and our financial results could be adversely affected.

If we lose a significant number of our radiologists, our revenue from our teleradiology services and financial results could be adversely affected.

There is a shortage of qualified radiologists in some of the regional markets that we serve. In addition, competition in recruiting radiologists may make it difficult for us to maintain adequate levels of radiologists. If a significant number of radiologists terminate their relationships with us and we cannot recruit sufficient qualified radiologists, our ability to generate revenue from teleradiology services and our financial results could be adversely affected.

Exchange rate fluctuations between the U.S. dollar, the New Israeli Shekel and the KRW and inflation may negatively affect our results of operations, and we may not be able to hedge our currency exchange risks successfully.

The U.S. dollar is our functional and reporting currency. However, a portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS and KRW. As a result, we are exposed to the risks that the NIS and KRW may appreciate relative to the U.S. dollar, or, if the NIS and KRW instead devalues relative to the U.S. dollar, that the inflation rate in Israel or Korea may exceed such rate of devaluation of the NIS or KRW, or that the timing of such devaluation may lag behind inflation in Israel or Korea. In any such event, the dollar cost of our operations in Israel or Korea would increase and our dollar-denominated results of operations would be adversely affected. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS and KRW and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), we may be exposed to adverse effects from such movements. Our exchange rate exposure may change over time as our business evolves and could result in increased costs or reduced revenue and could affect our actual cash flow. Changes in the relative values of currencies occur regularly and, in some instances, may have a significant impact on our operating results. The rate of inflation in Israel or Korea or in currency exchange rates may materially change and we might not be able to effectively mitigate these risks.

We are currently subject to securities class-action litigation and an SEC inquiry and may be subject to similar or other claims, litigation and investigations in the future, all of which will require significant management attention, could result in significant legal expenses and may result in unfavorable outcomes, all or any of which could have a material adverse impact on our financial condition and results of operations, harm our reputation or otherwise negatively impact our business.

We are, and may in the future become, subject to litigation or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition, including securities class actions and shareholder derivative actions, both of which are typically expensive to defend. Such claims and litigation proceedings may be brought by third parties, including our customers, competitors, advisors, service providers, partners or collaborators, employees, and governmental or regulatory bodies. For example, we currently have two securities class-action complaints pending against us and certain current officers and a director, asserting violations of federal securities laws and seeking unspecified damages. We believe these lawsuits are without merit and intend to defend this case vigorously. In addition, the Division of Enforcement of the SEC is conducting an investigation to determine whether there had been any violations of the federal securities laws, and the duration and outcome of this matter cannot be predicted at this time. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

The outcome of any litigation and SEC inquiry, regardless of its merits, is inherently uncertain and may differ substantially from our expectations. Any claims and lawsuits, and the disposition of such claims and lawsuits, or SEC inquiry could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. We may not be able to determine the amount of any potential losses and other costs we may incur due to the inherent uncertainties of litigation and settlement negotiations. In the event we are required or decide to pay amounts in connection with any claims, lawsuits or SEC inquiry, such amounts could be significant and could have a material adverse impact on our liquidity, business, financial condition and results of operations. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both.

If significant tariffs or other restrictions related to “trade wars” are placed on Chinese imports or any related counter-measures are taken by China, our revenue and results of operations may be materially harmed.

The Nanox.ARC production process is expected to involve manufacturers and/or suppliers in China for the production of certain components of the Nanox.ARC. If significant tariffs or other restrictions are placed by the United States government on Chinese imports or any related counter-measures are taken by China, our business, financial condition and results of operations may be materially harmed. Throughout 2018 and 2019, former President Trump called for substantial changes to foreign trade policy with China and raised, and proposed to further raise in the future, tariffs on several Chinese goods in order to reverse what he perceived as unfair trade practices that have negatively impacted U.S. businesses. The announcement of such tariffs has triggered retaliatory actions from foreign governments, including China, and may trigger retaliatory actions by other foreign governments, resulting in a “trade war.” On January 15, 2020, the United States and China signed the Phase One Deal, which took effect on February 14, 2020, agreeing to the rollback of tariffs, expansion of trade purchases and renewed commitments on intellectual property, technology transfer and currency practices deescalating the trade war. U.S. President Biden has stated that there are no immediate plans to cancel the Phase One Deal, but the administration is expected to make changes to the U.S.-China tariff policies. If any forms of duties or tariffs are imposed on the Nanox.ARC or its components, we may be required to charge higher prices in the United States than we expect, which may result in fewer customers and harm our operating performance. Alternatively, we or our contractors may seek manufacturers and/or suppliers outside of China, resulting in significant costs and disruption to our operations and business. Our business could also be impacted by retaliatory trade measures taken by China or other countries in response to existing or future tariffs, causing us to raise prices or make changes to our operations, any of which could materially harm our business, financial condition and results of operations.

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

Disruption to the global economy could also result in a number of follow-on effects on our business, including a possible slow-down resulting from lower customer expenditures; inability of customers to pay for products, solutions or services on time, if at all; an increase in the amount of accounts receivable we are required to write off; more restrictive export regulations which could limit our potential customer base; negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us.

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

Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the ongoing conflict in Ukraine have led, and could lead, to market disruptions, including significant volatility in commodity prices, credit and capital markets. As a result, sanctions and penalties have been levied by the United States, European Union and other countries against Russia. Russian military actions and the resulting sanctions could have a negative impact on supply chains, our MSaaS agreements relating to Russia and Belarus or the region and adversely affect the global economy and financial markets. Any of the abovementioned factors could affect our business, prospects, financial condition and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

We do not expect to carry any business interruption insurance or any other insurance (except for director and officer, property, product liability, malpractice and clinical trials insurance). As a result, we may incur uninsured losses, increasing the possibility that you would lose your entire investment in our company.

Our products and services are in the medical imaging field and so may be subject to claims. We are not immune from product liability or other product claim risks, and we may not be able to maintain insurance on acceptable terms against such risks or that such insurance will be sufficient to protect us against potential claims or that insurance will be available in the future in amounts sufficient to protect us. A product liability claim, malpractice or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Certain of our directors and/or officers may have interests that compete with ours.

Certain of our directors currently own, operate and manage other entities, which may have similar or different objectives than ours. Such activities could detract from the time these people have to allocate to our affairs. We lease office space to an entity of which Ran Poliakine, the chairman of our board of directors, serves as a member of senior management, Richard Stone, a director, serves as a director and Anat Kaphan, our Chief Innovation Officer, serves as a consultant. Each of Ran Poliakine and Richard Stone is also a significant shareholder in such entity. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Directors and Officers—Relationship with Illumigyn Ltd.” Additionally, we lease office space to an entity of which each of Ran Poliakine and Richard Stone is a shareholder of its parent company. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements With Directors and Officers—Relationship with Wellsense Technologies, Ltd.” The terms of such agreements may not be as favorable to us as those that could be obtained from a third party. Moreover, certain of our directors and officers are affiliated with our current shareholders, and may have different interests than other shareholders. For additional information regarding related party transactions and potential conflicts of interest, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” Under the Israeli Companies Law, 5759-1999 (the “Companies Law”), office holders must promptly disclose to us any direct or indirect personal interest (within the meaning of the Companies Law) that he or she may have and all related material information or documents known to him or her relating to any existing or proposed transaction by us. In addition, we have adopted a code of ethics and conduct that requires our employees, officers and directors to disclose any situation that reasonably would be expected to give rise to a conflict of interest.

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

In the United States, we continue to implement a multi-step approach to the regulatory clearance process. As a first step, we submitted a 510(k) premarket notification for the Nanox Cart X-Ray System, a single-source version of the Nanox.ARC, to an accredited Review Organization under the Third Party Review Program in January 2020. On April 1, 2021, we received clearance from the FDA to market our Nanox Cart X-Ray System. On June 17, 2021, we submitted a 510(k) premarket notification application to the FDA for the first version of our multi-source Nanox.ARC 3-D digital tomosynthesis system. On August 12, 2021, we received a request for additional information from the FDA concerning the first submission of our multi-source system. On January 10, 2022, we withdrew our first submission of our multi-source system. On January 12, 2022, we submitted to the FDA a Q-submission for the second version of our multi-source Nanox.ARC 3-D digital tomosynthesis system. The Q-submission program provides submitters an opportunity to have early collaboration and discussions about medical device submissions, through a request for feedback from and/or a meeting with the FDA regarding a potential or planned medical device submission. We believe that using this approach will assist to expedite and optimize the regulatory clearance process. The second version of the Nanox.ARC was designed, among other things, to address certain deficiencies raised by the FDA during their review of the first submission from June 2021. We continue to communicate with the FDA and we expect the next step in this process to be a submission of a supplement to the Q-submission followed by a formal 510(k) application to the FDA for the multi-source Nanox.ARC. If cleared by the FDA, we expect to commercialize the multi-source Nanox.ARC and we may seek alternatives for commercialization of our Nanox Cart X-Ray System. However, the review process may be more costly and time consuming than we expect and we may not ultimately be successful in completing the review process and our 510(k) premarket notification may not be cleared by the FDA in a timely manner or at all. If cleared, any modification to these systems that has not been previously cleared may require us to submit a new 510(k) premarket notification and obtain clearance, or submit a PMA and obtain FDA approval prior to implementing the change. Specifically, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

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

Physicians, other healthcare providers, and third-party payors will play a primary role with respect to any future products for which we obtain marketing approval. Our arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our product. Restrictions under applicable federal and state healthcare laws and regulations include the following:

●	The U.S. federal healthcare program Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly and practices that involve remuneration to those who prescribe, purchase, or recommend medical devices, including certain discounts, or engaging consultants as speakers or consultants, may be subject to scrutiny if they do not fit squarely within the exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability. Moreover, there are no safe harbors for many common practices, such as educational and research grants. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws, including, without limitation, our proposed Subscription Model, and our advisory, consulting and royalty agreements with certain physicians who receive compensation, in part, in the form of stock or stock options.

●	The federal civil False Claims Act prohibits, among other things, any person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds, or knowingly making, using, or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. In recent years, several healthcare companies have faced enforcement actions under the federal False Claims Act for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product or causing false claims to be submitted because of the company’s marketing the product for unapproved, and thus non-reimbursable, uses. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of tens of thousands of dollars per false claim or statement. Healthcare companies also are subject to other federal false claims laws, including, among others, federal criminal healthcare fraud and false statement statutes that extend to non-government health benefit programs.

●	The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), imposes criminal and civil liability for knowingly and willfully executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. In addition, HIPAA, as amended by HITECH, and their respective implementing regulations impose obligations, including mandatory contractual terms, on covered healthcare providers, health plans, as well as their business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

●	The Physician Payment Sunshine Act, implemented as the Open Payments program, requires manufacturers of certain products reimbursed by Medicare, Medicaid, or the Children’s Health Insurance Program to track and report to the federal government payments and transfers of value that they make to physicians and teaching hospitals, certain other healthcare professionals beginning in 2022, group purchasing organizations, and ownership interests held by physicians and their families, and provides for public disclosures of these data. Manufacturers are required to submit annual reports to the government and failure to do so may result in civil monetary penalties for all payments, transfers of value and ownership or investment interests not reported in an annual submission, and may result in liability under other federal laws and regulations.

●	Federal law prohibiting certain physician self-referrals, known as the Stark Law, prohibits a physician from referring Medicare or Medicaid patients to an entity for certain “designated health services” if the physician has a prohibited financial relationship with that entity, unless an exception applies. Certain radiology services are considered “designated health services” under the Stark Law.

●	Many states have adopted laws and regulations analogous to the federal laws cited above, including state anti-kickback and false claims laws, which may apply to items or services reimbursed under Medicaid and other state programs or, in several states, regardless of the payer. Several states have enacted legislation requiring medical device companies to, among other things, establish marketing compliance programs; file periodic reports with the state, including reports on gifts and payments to individual health care providers; make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities; and/or register their sales representatives. Some states prohibit specified sales and marketing practices, including the provision of gifts, meals, or other items to certain health care providers.

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

Internationally, many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data, as well as certification requirements for the hosting of health data specifically. Such laws and regulations may include data hosting, data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions, international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), or may require companies to implement privacy or data protection and security policies, enable users to access, correct and delete personal data stored or maintained by such companies, inform individuals of security breaches that affect their personal data or obtain individuals’ consent to use their personal data. For example, European legislators adopted the European Union’s General Data Protection Regulation (2016/679) (“GDPR”), which became effective on May 25, 2018, and are now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). The GDPR, supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, imposes more stringent European Union data protection requirements and provides for significant penalties for noncompliance. Further, following the United Kingdom’s withdrawal from the European Economic Area (“EEA”) and the European Union (“EU”), and the expiry of the transition period, companies have to comply with both the GDPR and the GDPR as incorporated into United Kingdom (“UK”) national law (the “UK GDPR”), the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. Our processing of large amounts of health data and other highly sensitive data (referred to as “special category data” in the GDPR/UK GDPR) exposes us to further compliance risk. We carry out data protection impact assessments (“DPIAs”) in connection with our high-risk processing activities and implement appropriate safeguards and mechanisms to ensure adequate protection of the personal data, in order to comply with GDPR/UK GDPR.

Transfers of personal data between countries and regions we intend to operate in (e.g., the EU, the UK, the U.S. and Israel) are subject to stringent regulation under the GDPR/UK GDPR, and transfers of personal data out of the EEA/UK to third countries (that is, countries without an adequacy decision) must be made pursuant to a valid data transfer mechanism. Common mechanisms for transfers to third countries (including the U.S.) are the latest version of the EU’s Standard Contractual Clauses pursuant to Regulation (EU) 2016/679, introduced in 2021 (“SCCs”) and, for transfers out of the UK, the International Data Transfer Agreement (“IDTA”) or the UK Addendum to the SCCs. In addition to the use of a valid data transfer mechanism, transfer impact assessments must now be carried out in respect of planned transfers of personal data from the EEA/UK to third countries including the U.S., and failure to do so may expose us to further compliance risk. The EU has, however, adopted an adequacy decision in respect of Israel and transfers of personal data can therefore be made from the EEA/UK without the use of additional safeguards.

Whilst the European Commission and the U.S. Department of Commerce had previously negotiated the EU-U.S. Privacy Shield (“Privacy Shield”), a self-certification mechanism for data transfers from the EEA to the U.S., the status of transfers of data from the EEA/UK to the U.S. is currently uncertain following the 2020 decision of the Court of Justice of the European Union (“CJEU”) in Data Protection Commissioner v Facebook Ireland and Maximillian Schrems (commonly known as “Schrems II”). Prior to the Schrems II ruling, a company that was self-certified could import personal data from the EEA, provided it abided by the terms of the Privacy Shield. In Schrems II, however, the CJEU struck down the Privacy Shield, effective immediately. A replacement for the Privacy Shield has not yet been finalized (although the EU and the U.S. have reached an agreement in principle for a Trans-Atlantic Data Privacy Framework) and transfers must now be carried out pursuant to a valid data transfer mechanism and accompanied by transfer impact assessments.

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

During the past several years, the U.S. healthcare industry has been subject to an increase in governmental regulation at both the federal and state levels. Efforts to control healthcare costs, including limiting access to care, alternative delivery models and changes in the methods used to determine reimbursement scenarios and rates, are ongoing at the federal and state government levels. From time to time, changes designed to contain healthcare costs have been implemented, some of which have resulted in decreased reimbursement rates for diagnostic imaging services that may impact our business.

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

Some of the provisions of the ACA have yet to be fully implemented, and certain provisions have been subject to judicial and Congressional challenges. For example, the Tax Cuts and Jobs Act enacted on December 22, 2017, or TCJA, eliminated the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Internal Revenue Code of 1986, commonly referred to as the “individual mandate,” effective January 1, 2019. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. This decision was subsequently appealed, and on December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit affirmed the decision of the district court that the individual mandate, as amended by the TCJA, was unconstitutional. This decision was appealed to the U.S. Supreme Court, and on June 17, 2021, the Supreme Court held that state and individual plaintiffs did not have standing to challenge the individual mandate provision of the ACA; in so holding, the Supreme Court did not consider larger constitutional questions about the validity of this provision or the validity of the ACA in its entirety, and other efforts to challenge, repeal or replace the ACA, or portions thereof, will affect our future products or our business. It is possible that the ACA, as currently enacted or as it may be amended in the future, and other healthcare reform measures that may be adopted in the future, could have an adverse effect on our industry generally and on our ability to commercialize our future products and achieve profitability.

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

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020 the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. More recently, the FDA announced on February 2, 2022 that beginning on February 7, 2022, it would resume domestic surveillance inspections across all commodities and was proceeding with additional foreign surveillance inspections. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

Risks Related to Owning Our Ordinary Shares

Our share price may be volatile, and you may lose all or part of your investment.

The market price for our shares may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in results of operations;

●	actual or anticipated changes in our growth rate relative to our competitors, as well as announcements by us or our competitors of significant business developments, changes in relationships with our target customers, manufacturers or suppliers, acquisitions or expansion plans;

●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public, as well as variance in our financial performance from the expectations of market analysts;

●	issuance of new or updated research reports or short reports by securities analysts or other market participants;

●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

●	additions or departures of key management or other personnel;

●	our involvement in litigations and investigations, including the securities class-action, shareholder derivative actions and the SEC investigation;

●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technology;

●	announcement or expectation of additional debt or equity financing efforts;

●	sales of our ordinary shares or other securities by us, our insiders or our other shareholders, or the perception that these sales may occur in the future;

●	the trading volume of our ordinary shares;

●	market conditions in our industry;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic, market or political conditions in the United States or elsewhere.

In particular, the market prices of pre-commercial-stage companies like ours have been highly volatile due to factors, including, but not limited to:

●	our ability to develop and commercialize our technology and future products or services;

●	developments or disputes concerning our product’s intellectual property rights;

●	our or our competitors’ technological innovations;

●	fluctuations in the valuation of companies perceived by investors to be comparable to us;

●	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new technologies or patents;

●	failure to complete significant transactions or collaborate with vendors in manufacturing our product; and

●	proposals for legislation that would place restrictions on the price of medical therapies.

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

In addition, as a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq Stock Market for domestic issuers. For instance, we follow home country practice in Israel with regard to, among other things, director nomination procedure, approval of compensation of officers, and quorum at shareholder meetings. In addition, we follow our home country law, instead of the listing rules of the Nasdaq Stock Market, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. As foreign private issuer we are also permitted to follow home country practice in Israel with regard to composition of the board of directors.

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

We plan to reinvest all of our future earnings, to the extent we have earnings, in order to develop and commercialize our technology and products and to cover operating costs, finance operations and to otherwise become and remain competitive. We have never declared or paid any dividends on our ordinary shares and we do not plan to pay any cash dividends with respect to our securities in the foreseeable future. As we are a development-stage company with limited operating history, we may not be able to generate, at any time, sufficient surplus cash that would be available for distribution to the holders of our ordinary shares as a dividend. Therefore, you should not expect to receive cash dividends on the ordinary shares we are offering. Consequently, investors may need to rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In addition, the Companies Law imposes restrictions on our ability to declare and pay dividends. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See “Item “10. Additional Information—E. Taxation—Taxation of Our Shareholders—Dividends” for additional information.

We incur significant increased costs as a result of operating as a public company that reports to the SEC and our management is required to devote substantial time to meet compliance obligations.

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

We also incur costs associated with corporate governance requirements, including requirements under rules implemented by the SEC and the Nasdaq Global Market, and provisions of Israeli corporate law applicable to public companies. These rules and regulations have and will continue to increase our legal and financial compliance costs, introduce costs such as investor relations and stock exchange listing fees, and make some activities more time-consuming and costly. Our board and other personnel continue to devote a substantial amount of time to these initiatives. To the extent we are not in compliance with the Companies Law or Nasdaq Global Market rules, we may be subject to additional costs or delisting. We are continuously evaluating and monitoring developments with respect to these rules, and we cannot estimate the amount of additional costs we may incur or the timing of such costs.

We expect to incur additional expenses and devote increased management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder) because we no longer qualify as an “emerging growth company.” We cannot estimate the amount of additional costs we may incur as a result of being a public company or the timing of such costs.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with this annual report, our management is required to report on the effectiveness of our internal control over financial reporting. To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting requires an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we no longer qualify as an “emerging growth company” under the JOBS Act and lost the ability to rely on the exemptions related thereto discussed above and our independent registered public accounting firm must attest to the effectiveness of our internal control over financial reporting under Section 404. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Shares eligible for future sale may adversely affect the market for our ordinary shares and the issuance of additional ordinary shares as a result of the exercise of our outstanding warrants and options will dilute the percentage ownership of our other shareholders.

From time to time, certain of our shareholders are eligible to sell all or some of their ordinary shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate shareholders may sell freely after six months subject only to the current public information requirement (which disappears after one year). Of the 52,080,400 ordinary shares outstanding as of March 31, 2022, approximately 42,308,506 ordinary shares have been registered under the Securities Act and are freely transferable by persons other than our “affiliates” without restriction or additional registration; the remaining shares outstanding have not been registered under the Securities Act and may be offered or sold only pursuant to an effective registration statement or pursuant to an available exemption from the registration requirements. As of March 31, 2022, approximately 46,263,964 of our ordinary shares are held by “non-affiliates” and are freely tradable without restriction pursuant to Rule 144. In addition, a certain shareholder has the ability to cause us to register the resale of its shares issuable upon exercise of certain warrants under the Registration Rights Agreement (as defined below). See “Item 10. Additional Information—C. Material Contracts” for a description of the registration rights. Any substantial sale of our ordinary shares pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our ordinary shares.

In addition, as of March 31, 2022, there were two outstanding warrants to purchase a total of 2,312,443 ordinary shares, with exercise prices ranging from $18.00 per share to $20.87 per share. As of March 31, 2022, there were 5,134,540 ordinary shares issuable upon the exercise of options to purchase ordinary shares outstanding under our 2019 Equity Incentive Plan (as defined below), at a weighted average exercise price of $12.17 per share, and 1,800,703 additional ordinary shares reserved for future issuance under our 2019 Equity Incentive Plan. The warrants are exercisable immediately and expire on various dates. More convertible securities may be granted in the future to the Company’s officers, directors, employees or consultants or as part of future financings. The exercise of outstanding stock options and warrants will dilute the percentage ownership of the Company’s other shareholders.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2021. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures are designed to prevent fraud. Our management is required to assess the effectiveness of our internal controls and procedures and disclose changes in these controls on an annual basis and our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2021 due to a lack of sufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training commensurate with our financial reporting requirements, resulting in a failure to maintain an effective control environment and a failure of segregation of duties, and also concluded that our disclosure controls and procedures were not effective as of December 31, 2021 due to material weaknesses in our internal control over financial reporting, all as described in Item 15, “Controls and Procedures” of this annual report. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented, or detected on a timely basis.

While management has continued the process of remediating the material weaknesses, as described in Item 15, “Controls and Procedures,” if significant deficiencies or other material weaknesses are identified in our internal control over financial reporting that we cannot remediate in a timely manner, investors and others may lose confidence in the reliability of our financial statements and the trading price of our shares and ability to obtain any necessary equity or debt financing could suffer. The material weaknesses will not be considered remediated until we have completed implementing the necessary controls and applicable.

We have made, and will continue to make, changes in these and other areas. In any event, the process of determining whether our existing internal controls are compliant with Section 404 and sufficiently effective will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to implement effective controls over financial reporting. The determination of whether or not our internal controls are sufficient and any remedial actions required could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We may also fail to complete our evaluation, testing and any required remediation needed to comply with Section 404 in a timely fashion. Irrespective of compliance with Section 404, any additional failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

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

We may be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

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

Although subject to uncertainty, we believe that it is likely that we were not classified as a PFIC for the taxable year that ended December 31, 2021. We believe, however, that we were technically a PFIC for the 2020 taxable year, and that we may again be classified as a PFIC in the future, which could result in adverse U.S. federal income tax consequences to U.S. shareholders. Our PFIC status for the current taxable year ending December 31, 2022 will not be determinable until after the close of the taxable year. There can be no assurance that we will not be a PFIC for the current or any future taxable year.

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

Our executive offices are located in Neve Ilan, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. In addition, Iran has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber-attacks against Israeli entities. In addition, Iran has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber-attacks against Israeli entities. Iran also has a strong influence among extremist groups in the region, including Hamas in Gaza, Hezbollah in Lebanon and various rebel militia groups in Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

On November 2, 2021, the Company completed the acquisition of 100% of the shares of USARAD Holdings, Inc., a Delaware corporation (“USARAD”), pursuant to the terms of the Stock Purchase Agreement, dated October 25, 2021, among the Company, USARAD, Dr. Michael Yuz, other holders of capital stock of USARAD and holders of USARAD options. USARAD is a U.S.-based teleradiology company with over 300 U.S. certified radiologists in its network. At closing, the Company (through a wholly-owned subsidiary) purchased 100% of the shares of USARAD on a fully diluted basis for $7,300,000 in cash and 496,545 ordinary shares. In addition, upon the successful achievement of certain milestones related to profitability, EBITDA and other operational performance metrics, the Company undertook to pay additional cash consideration in the amount of up to $2,000,000 and stock consideration in the amount of up to $6,500,000 at a per share value determined by the average of: (i) the volume weighted average closing share price of the 30 trading days prior to the relevant milestone completion, and (ii) the volume weighted average closing share price of the 30 trading days ending on August 6, 2021.

On November 3, 2021, the Company completed the acquisition of the platform and other assets of MDWEB, pursuant to the terms of the Asset Purchase Agreement, dated October 21, 2021, between the Company and MDWEB, a USARAD-related company. Pursuant to the acquisition, we acquired the MDW platform, now known as the Nanox.MARKETPLACE, a decentralized marketplace connecting imaging facilities with radiologists. At closing, the Company issued 64,715 ordinary shares to MDWEB. In addition, upon the successful achievement of certain milestones related to technical integration of the Nanox.MARKETPLACE with the Nanox.CLOUD and achieving certain other operational targets, the Company undertook to pay additional stock consideration in the amount of up to $1,500,000 at a per share value determined by the average of: (i) closing price of the 30 trading days ending on the applicable milestone’s achievement date: and (ii) the volume weighted average closing share price of the 30 trading days prior to the closing date.

On November 4, 2021, the Company consummated its purchase of 100% of the equity of Zebra Medical Vision Ltd., an Israeli company (“Zebra”) pursuant to the terms of the Agreement and Plan of Merger, dated August 9, 2021, as amended, among the Company, Zebra and Perryllion Ltd., as representative of Zebra’s equity holders. Zebra, now known as Nanox AI, is a leading medical AI developer, with eight FDA-cleared and 11 CE-marked AI solutions for medical imaging. At closing, the Company issued 3,249,142 ordinary shares of the Company and committed to issue 70,211 employee options to the equity holders of Zebra, which represented (a) the basic purchase price of $100,000,000; minus (b) certain transaction costs; plus (c) deferred closing consideration in the amount of $3,333,333 as a result of Zebra entering into a designated commercial agreement prior to closing; plus (d) $6,300,000 as a result of Zebra achieving a designated milestone of obtaining a new FDA clearance for its population health product. In addition, Zebra entered into one of the two additional designated commercial agreements within six months of the execution of the agreement, and, pursuant to the agreement, the Company will pay a deferred closing consideration in the amount of $3,333,333 in shares for such agreement. The deferred closing consideration will paid in the Company’s shares in the amount of the relevant installment payment divided by the average closing price of the 30 trading days ending on the applicable agreement signing date. Further, if Zebra will have achieved the agreed milestones related to obtaining certain FDA clearances and security certifications, completing certain technology integration or achieving certain revenue and employee retention targets over the next three years, the Company undertook to pay additional consideration, by way of issuing additional ordinary shares of the Company to be calculated based on the number of milestones actually achieved and the respective consideration apportioned to each milestone. Assuming the achievement of all milestones, the additional consideration will be in the amount of up to $77,700,000. Each of these milestone installments would be paid in the Company’s shares in the amount of the relevant installment payment divided by the average closing price of the 30 trading days ending on the applicable milestone’s achievement date. Zebra’s name was changed to Nanox AI Ltd. and it operates under the new name. On January 19, 2022, we issued 89,286 additional shares to the former shareholders of Nanox AI due to partial achievement of a milestone that occurred post-closing.

Our principal executive offices are located at Communications Center, Neve Ilan, Israel 9085000, and our telephone number is +972 02 5360360. Our website address is http://www.nanox.vision. The information contained therein or connected thereto shall not be deemed to be incorporated into this annual report on Form 20-F. Our agent for service of process in the United States is CT Corporation System.

Public Offerings

In August 2020, we completed our initial public offering of 10,555,556 ordinary shares at a public offering price of $18 per share, including 1,376,812 additional ordinary shares purchased by the underwriters at the public offering price, less the underwriting discount, pursuant to the exercise in full of their option to purchase additional ordinary shares. Our ordinary shares are listed on the NASDAQ Global Market under the symbol “NNOX.”

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

B. Business Overview

Overview

Early detection saves lives—and we at Nanox are focused on applying our proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. We are developing a holistic imaging solution, which includes the Nanox System, comprised of the Nanox.ARC using our novel MEMs X-ray source technology, and the Nanox.CLOUD, a companion cloud software, integrated with AI solutions and teleradiology services. Our vision is to increase early detection of medical conditions that are discoverable by X-ray by improving access to imaging, reducing imaging costs and enhancing imaging efficiency, which we believe is key to increasing early prevention and treatment, improving health outcomes and, ultimately, saving lives.

Our imaging solution is designed as a modular open system, and we intend in the future to explore the expansion of the solution to include additional components, which may be developed by us or third parties.

Our holistic imaging solution is currently comprised of the following four principal components:

The Nanox System. As a first step to producing a new class of accessible and affordable medical imaging systems, we focused on identifying and developing a novel digital X-ray source, which we refer to as the Nanox.SOURCE. Our X-ray source is based on a novel digital MEMs semiconductor cathode that we believe can achieve the same functionalities as legacy X-ray analog cathodes, while allowing for lower-cost production than existing medical imaging systems. We have been developing this technology over nine years towards the goal of commercial applicability. This novel digital X-ray source is the basis of core technology in the imaging system we are developing, and we believe it also has the potential to replace the legacy X-ray source in other existing imaging systems. Our technology aims to disrupt medical imaging by providing accessibility and affordability on a global scale. Our goal is to enable medical institutions and other significant medical players to either employ our solutions as a closed end-to-end system or to adopt a modular approach to our technologies, by acquiring or licensing our different components and integrating our technologies into their specific product.

The Nanox System includes two integrated components—hardware (Nanox.ARC), a medical imaging system incorporating our novel digital X-ray source, and software (Nanox.CLOUD). We have developed a working prototype of the multi-source Nanox.ARC. Subject to receiving regulatory clearance, the version of the Nanox.ARC that we expect to introduce to the market will be a 3D tomosynthesis imaging system. Tomosynthesis is an imaging technique used for early detection, that is designed to produce a high-resolution, 3D, X-ray image reconstruction of the scanned human body part for review by a professional diagnostics expert. In parallel, we have developed, and continue to improve, the Nanox.CLOUD, a companion cloud-based software to which scanned images may be securely uploaded to the cloud system. By integrating the Nanox.CLOUD with the Nanox.ARC, we believe the Nanox System could provide a streamlined process and end-to-end medical imaging service, including services such as image repository, radiologist matching, online and offline diagnostics review and annotation, connectivity to diagnostic assistive AI systems, billing, monitoring and reporting.

If cleared by the FDA and/or similar regulatory agencies in other jurisdictions, we plan to market and deploy the Nanox System globally at a substantially lower cost than currently available medical imaging systems, such as legacy X-ray and Computerized Tomography (“CT”) systems, because our digital X-ray source will allow the Nanox.ARC to have a simpler structure without the costly cooling equipment used in legacy X-ray systems or the complex rotating mechanism used in CT devices. See “—Our Technology—The Nanox System.” We believe that the Nanox System could increase the accessibility and affordability of early-detection medical imaging systems worldwide, substantially reduce wait-times for imaging results and increase early detection rates compared to currently employed imaging process protocol.

We continue to implement a multi-step approach to the regulatory clearance process for the Nanox System. On April 1, 2021, we received clearance from the FDA to market our Nanox Cart X-Ray System, a single-source version of the Nanox.ARC. On June 17, 2021, we submitted a 510(k) premarket notification application to the FDA for the first version of our multi-source Nanox.ARC 3-D digital tomosynthesis system. On August 12, 2021, we received a request for additional information from the FDA concerning the first submission of our multi-source system. On January 10, 2022, we withdrew our first submission of our multi-source system. On January 12, 2022, we submitted to the FDA a Q-submission for the second version of our multi-source Nanox.ARC 3-D digital tomosynthesis system. The Q-submission program provides submitters an opportunity to have early collaboration and discussions about medical device submissions, through a request for feedback from and/or a meeting with the FDA regarding a potential or planned medical device submission and we believe that using this approach will assist to expedite and optimize the regulatory clearance process for the Nanox.ARC. The second version of the Nanox.ARC is an improved and enhanced version that was designed, among other things, to address certain deficiencies raised by the FDA during their review of the first submission from June 2021. We continue to communicate with the FDA and we expect the next step in this process to be the submission of a supplement to the Q-submission followed by a formal 510(k) application to the FDA for the multi-source Nanox.ARC. If cleared by the FDA and authorized by similar regulatory agencies in other jurisdictions, our goal is to finalize deployment of the initial 15,000 Nanox Systems by the end of 2024. In parallel, we are preparing for shipments of the first units of the Nanox System. See “Item 3. Key Information—D. Risk Factors—Products utilizing our technology may need to be approved or cleared by the FDA and similar regulatory agencies worldwide. We may not receive, or may be delayed in receiving, the necessary approval or clearance for our future products, which would adversely affect business, financial condition, results of operations and prospects.”

We expect that the Nanox System will enable us to accumulate a significant number of medical images, which have the potential to be used by collaborators, such as medical AI-analytics companies, through machine learning algorithms to increase the probability of early disease detection.

Nanox.MARKETPLACE. Nanox.MARKETPLACE (formerly known as the MDW platform), which we acquired from MDWEB in November 2021, is our proprietary decentralized marketplace that connects imaging facilities with radiologists and enables radiologists to provide, and customers to obtain, remote interpretations of imaging data. The platform was designed by radiologists for the imaging industry. The radiologists connecting to Nanox.MARKETPLACE include those radiologists who are part of our network and provide teleradiology services through USARAD, as well as other radiologists, all of whom undergo an accreditation process that we perform and are required to be certified by the American Board of Radiology. Based primarily on customer location and area of specialization, radiologists will be matched to conduct the imaging interpretation. The radiologist receives payment through the platform from the customer upon the delivery of the imaging interpretation. The Nanox.MARKETPLACE service is currently offered on a standalone basis. In the future, we plan to incorporate the Nanox.MARKETPLACE into the Nanox System, such that images that were generated by the Nanox.ARC and uploaded to the Nanox.CLOUD, can be streamlined and referred through the Nanox.MARKETPLACE to radiologists for remote reading.

AI Imaging Solutions. Following our acquisition of Zebra, renamed Nanox AI, in November 2021, we offer FDA approved AI-based software imaging solutions to hospitals, health maintenance organizations (“HMOs”), integrated delivery networks (“IDNs”), pharmaceutical companies and insurers, that are designed to identify or predict undiagnosed or underdiagnosed medical conditions, through the mining of data included in images of existing CT scans. We currently offer AI imaging population health solutions aimed at identifying underlying osteoporosis and cardiovascular disease. We are also conforming these AI imaging population health solutions to be implemented as an additional service in the Nanox System, once deployed. With our AI imaging population health solutions, we aim to further our mission to enable preventative healthcare through early detection. We also continue to maintain certain legacy contracts for AI imaging triage solutions.

In addition, following the acquisition of Nanox AI, we have begun to develop an AI imaging solution that is designed to identify whether certain common abnormalities are presented in images generated by Nanox.ARC and to determine if follow up diagnostic imaging or treatment is required. This AI imaging solution is currently being developed for application in imaging of the chest and extremities. Ultimately, we expect to integrate this AI imaging solution, which we refer to as Robodiology, into the Nanox System. Subject to completion of the development and receipt of requisite regulatory approvals, we plan to offer this AI imaging solution as an optional service to our MSaaS partners.

Teleradiology Services. Following our acquisition of USARAD in November 2021, we offer teleradiology services to customers in the U.S. market and an additional seven countries by U.S.-based radiologists, certified by the American Board of Radiology. We offer imaging interpretation services for radiology practices, hospitals, medical clinics, diagnostic imaging centers, urgent care facilities and multi-specialty physician groups and USARAD contracts directly with these customers. In addition, we provide second opinion radiology readings, primarily to imaging centers. We have a network of over 300 independent radiologists, all of whom have undergone an accreditation process by us, and we provide our teleradiology services to over 500 imaging centers. We allocate images that we receive from our customers, through our picture archiving and documentation system, to radiologists in our network based on the radiologist’s area of specialization. Payment is made by the customer directly to us monthly based on the number of monthly readings and we pay the radiologist a predetermined fixed fee per reading.

Currently, our teleradiology services are offered as a standalone product through USARAD. In the future, we plan to incorporate our teleradiology services as part of our Nanox System offering.

Limitation of Current Medical Imaging Solutions and Our Market Opportunity

The main categories of current medical imaging systems that use X-ray sources include legacy X-ray systems, CT, mammography, fluoroscopy and angiogram. The analog X-ray source used by these systems produces X-rays by accelerating electrons to high energies, causing them to hit a metal target from which the X-rays are emitted. This requires a significant amount of electrical energy to be transferred to the X-ray tube. Due to the heat generated by this process, one of the most complex mechanical challenges is cooling the analog X-ray source. In addition, for CTs, the mechanical structure is even more complex because the analog X-ray source needs to rotate in a heavy gantry at high speed. We believe these are key factors leading to the high cost and complexity of existing medical imaging systems, which in turn significantly limits the availability of medical imaging for early detection globally.

According to a report from the Pan American Health Organization and World Health Organization (“WHO”) in 2012, approximately two-thirds of the world population did not have access to medical imaging. Further, many people with access to medical imaging face substantial wait times for scanning. For example, in Canada, access to medical imaging procedures is a growing problem with months of reported wait times for MRI and CT screening. Long wait times not only negatively impact patient outcomes but also add significant costs to the Canadian healthcare system each year due to delays in detection and treatment. Wait times for a CT scan can be longer than six weeks in Scotland, over 12 months in Ireland, and in the UK, tens of thousands of suspected cancer patients face month-long wait times to discover whether they have a particular illness due to delays in analyzing scans and X-rays.

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

According to a report of Fortune Business Insights from January 2022, the global medical imaging market size was $36.19 billion in 2020, and the market is expected to grow from $37.97 billion in 2021 to $56.53 billion in 2028 at a CAGR of 5.8% in the 2021-2028 period. The X-ray equipment segment held a dominant market share in 2020, accounting for 33.9% of the global medical imaging market share in such period. Further, according to such report, increasing use of advanced AI-enabled diagnostic equipment for the rapid diagnosis and predictive analysis in developed countries is one of the major factors anticipated to contribute to the rising product demand during the forecast period. Currently, only a handful of players operating in the market are providing AI-enabled imaging technologies to the healthcare industry.

The Nanox Ecosystem

The Nanox System

We are developing the Nanox System, which has two integrated components — hardware (Nanox.ARC) and software (Nanox.CLOUD). The Nanox.ARC, a 3D tomosynthesis imaging system, is designed to integrate our proprietary and novel digital X-ray source, known as Nanox.SOURCE. Our X-ray source is based on a novel digital MEMs semiconductor cathode that we believe can achieve the same functionalities as legacy X-ray analog cathodes, while allowing for lower-cost production than existing medical imaging systems. We have been developing this technology over nine years towards the goal of commercial applicability.

Our technology aims to disrupt the medical imaging market by providing accessibility and affordability on a global scale. Our goal is to enable medical institutions and other significant medical players to either employ our solutions as a closed end-to-end system or to adopt a modular approach to our technologies, by acquiring or licensing our different components and integrating our technologies into their specific product.

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

Heating the filament to approximately 2,000°C requires the mechanical cathode support systems to withstand high temperatures within a high vacuum, high voltage environment. Tungsten was introduced into the X-ray tube in 1903 for its properties of a high melting point and ductility. The tungsten filaments still used today are critical components of X-ray tubes, but they limit the lifetime of the X-ray tube due to the progressive evaporation of filament material under these high temperatures. At temperatures of up to 2,000°C, the filament evaporates in hot spots close to the peak temperature locations which over time can cause a catastrophic failure of the filament.

We believe that the use of the legacy analog X-ray source is one of the key factors for the high cost of existing medical imaging systems. The main categories of medical imaging systems that use X-ray sources include legacy X-ray systems, CT (3D cross-sectional 360° “slicing” X-ray imaging), mammography (2D and 3D breast X-ray imaging), fluoroscopy (real-time X-ray video imaging) and angiogram (blood vessels, contrast X-ray imaging). CT scanners, for example, are complex diagnostic imaging systems that use X-rays to take images of a patient’s internal structures and organs. Due to the limitations of the analog X-ray source described above, general radiographic X-ray tubes are not well suited for use in a CT scanner. CT scanners instead use a specialized X-ray tube designed to withstand the excessive amount of heat produced by continuous energization. This X-ray tube is located in the gantry, which is the largest part of a CT scanner and consists of the X-ray detectors, the mechanical supports and the scanner housing. Due to the heat generated by this process, one of the most complex mechanical challenges is cooling the analog X-ray source while rotating it in a heavy gantry at high-speed. One solution used is the rotating anode, where a tungsten metal disk rotates at high revolutions per minute so the electron beam hits a different spot on the disk on a continuous basis to prevent the concentration of heat in one spot on the disk and reduce the likelihood of overheating or burning. In addition, CT scanners require a long continuous exposure time to create 3D images of the patient’s body using multiple X-ray images, which means that the X-ray tube must be continually energized and that patients are continuously exposed to radiation throughout that period. As a result of these complexities, most high-quality X-ray tubes for a CT scanner weigh between approximately 50 and 100 kilograms with the cooling mechanism and generally cost up to $150,000 each.

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

We believe our X-ray source has the following technological advantages over the analog X-ray source:

Reduced duration of radiation exposure. Our X-ray source uses a digital chip that is designed to provide better control and enables near-instantaneous on/off toggling of the electron beam. This source control also enables a precise “stop and start” operation, which we believe can potentially result in significantly reduced duration of radiation exposure compared to an analog X-ray source.

X-ray source KvP/mA decoupling. Our X-ray source is designed to create imaging using one X-ray source chip because there is complete independence and separation between the strength of X-ray penetration and the amount of photons for illumination (referred to as “KvP / mA”). KvP represents the speed of electrons that gives the X-ray its penetrating power, and higher KvP means the X-rays can penetrate higher density materials such as bones. mA represents the amount of photons or brightness levels of the X-ray image. For legacy X-ray sources, KvP / mA ratios were codependent in a linear relationship and each X-ray source could only produce one set of KvP / mA combinations dedicated for a particular use (for example, either tissue images or bone images, but not both simultaneously). We believe our X-ray source technology can produce multi-spectral imaging from one X-ray source, which allows for variable energy levels to be controlled during one scan. Therefore, one source chip can be used for multiple types of scans, such as head-scans, abdomen, mammography and angiograms, involving both soft and hard tissues at variable densities, simultaneously. We believe this multi-spectral imaging could also be applied to real-time video imaging. Our latest working prototype uses up to120 KvP / mA, and we intend to commercialize the multi-source Nanox.ARC with a range of 40 - 120 KvP / mA.

Longer lifetime. Our X-ray source is based on a field of multiple electron guns on our MEMs-based cathode that spread the load of electron generation among many “producers” compared to a single filament that heats to a high temperature in the analog X-ray tube. As a result, our digital X-ray source is designed to produce an electron beam from different locations on the chip towards the anode during each duty cycle without the need for the complex, high precision rotating mechanism. In addition, the near instant on/off toggling feature of our digital X-ray source is designed to allow us to reduce the duration of each operation. As a result, we believe our medical imaging system will have higher stability and a longer lifetime, with a longer mean time between failures

Simplified hardware structure. Because our chip-based X-ray source and tube are designed to be quickly triggered electronically, we are able to have multiple stationary-anode tubes arranged around the patient as opposed to one larger tube that rotates around the patient. We believe this could reduce the complexity and cost of the Nanox.ARC compared to legacy CT devices. This current approach to increase durability of the tungsten anode in imaging devices, the rotating anode mechanism requires both a significant increase in tube size and mechanical component cost to allow for the complex movements of the tube. In contrast, we believe by using our X-ray source we will be able to significantly reduce the size of X-ray tubes and simplify the structure of our medical imaging system.

We believe our X-ray source has the potential to replace the legacy X-ray source in other existing imaging systems, as well as the X-ray source in systems used in other industries, such as security scanners.

Nanox System

We have developed a working prototype of the multi-source Nanox.ARC, a medical device that integrates our proprietary and novel X-ray source. Subject to receiving regulatory clearance, the version of the multi-source Nanox.ARC that we expect to introduce to the market is expected to be a 3D tomosynthesis imaging system that produces a 3D reconstruction of the scanned human body part. The Nanox.ARC, using our X-ray source, is being designed to produce partial and full-body scans, with remote operation capability, and to have a full kVp/mA energy throughout range as per industry standards, multi-spectral imaging range, as well as quiet operation, cloud connectivity and standard compliance safety mechanisms. It is being designed for easy setup and operation with multiple stationary X-ray tubes arranged around the patient. The substantial majority of operational software that we anticipate will be used to run the Nanox.ARC will be cloud-computing based and integrated with the Nanox.CLOUD, as further explained below.

In addition to the Nanox.ARC, we have developed the Nanox.CLOUD, a companion cloud software that will allow for the delivery of medical screening as a service. With the Nanox.CLOUD, we anticipate that the high-cost components of existing medical imaging systems, such as analytics and computing software that are traditionally installed via multiple licenses on-premise and on a per-system basis, will become centralized through the cloud.

We believe this will significantly reduce on-going software and IT licensing costs and enable a wide range of functionalities, such as multiple AI diagnostics and remote support. By integrating the Nanox.CLOUD with the Nanox.ARC, we believe the Nanox System could provide a streamlined process and end-to-end medical imaging service, including services such as image repository, radiologist matching, online and offline diagnostics review and annotation, connectivity to diagnostic assistive AI systems, billing, monitoring and reporting.

We believe the Nanox System, if successfully developed, will streamline the entire medical screening process ranging from scanning to support diagnostics, and solve the bottleneck of imaging-to-diagnostics.

We also expect to be able to offer the Nanox System for a substantially lower cost than existing medical imaging systems, which we believe is key to achieving our goal of making early-detection medical imaging systems more accessible globally. We believe our novel X-ray source is crucial to our ability to substantially reduce the manufacturing cost of the Nanox.ARC. Our digital X-ray source generates X-ray radiation that is measurably identical in all key metrics to the X-ray radiation generated by existing analog X-ray sources, but without creating the high temperature that results from the filament used in the analog X-ray tube, thereby eliminating the need for the costly cooling equipment. In addition, our digital X-ray source is designed to enable the Nanox.ARC to have multiple stationary tubes arranged around the patient, which allows for a more simplified structure, as opposed to requiring the heavy, complex, high-precision rotating mechanisms used in legacy CT devices. As a result, we expect that if we achieve the expected scale, we will be able to offer the Nanox System at a substantially lower cost than the cost of existing medical imaging systems based on analog X-ray sources.

As we continue to develop the Nanox System, we continue to implement a multi-step approach to the regulatory clearance process. On June 17, 2021, we submitted a 510(k) premarket notification application to the FDA for the first version of our multi-source Nanox.ARC 3-D digital tomosynthesis system. On August 12, 2021, we received a request for additional information from the FDA concerning the first submission of our multi-source system. On January 10, 2022, we withdrew our first submission of our multi-source system. On January 12, 2022, we submitted to the FDA a Q-submission for the second version of our multi-source Nanox.ARC 3-D digital tomosynthesis system. The second version of the Nanox.ARC is an improved and enhanced version that was designed, among other things, to address certain deficiencies raised by the FDA during their review of the first submission from June 2021. We continue to communicate with the FDA and we expect the next step in this process to be the submission of a supplement to the Q-submission, followed by a formal 510(k) application to the FDA for the multi-source Nanox.ARC. If cleared by the FDA and authorized by similar regulatory agencies in other jurisdictions, our goal is to finalize deployment of the initial 15,000 Nanox Systems by the end of 2024. In parallel, we are preparing for shipments of the first units of the Nanox System. To date, we have not obtained feedback from the FDA regarding the regulatory pathways for the novel digital X-ray source or the Nanox.CLOUD.

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

Business Model

We plan to commercialize our X-ray source technology through three simultaneous business models: (i) the Subscription Model, (ii) the Sales Model and (iii) the Licensing Model. We expect the Subscription Model to be our primary business model for the X-ray source technology and the key vehicle to achieving our vision of increasing early detection of medical conditions that are discoverable by X-ray.

The Subscription Model (MSaaS Model)

The foundation of the Subscription Model is our integrated offering of the Nanox.ARC and the Nanox.CLOUD, which we refer to as the Nanox System. Under the Subscription Model, which we also refer to as the MSaaS model (Medical Software as a Service), we expect to sell the Nanox System, if cleared or approved by the requisite regulatory authorities, at low cost or to provide the system at no cost, and to receive a portion of the proceeds from each scan as the right-to-use licensing fee, and potentially additional fees for usage of the Nanox.MARKETPLACE, AI capability and teleradiology services, with the remaining amount allocated among our partners, including the local operators, radiologists, cloud storage providers, medical AI software providers and others, on a case by case basis. While the actual pricing charged by local operators may be greater than our suggested retail price, the retail price per scan in all markets other than the United States is still expected to be substantially less than the global average. In the United States, we expect the retail price to represent a significant reduction compared to the average cost of a CT scan. We expect the Nanox System will be operated by local operators independent from us, but we would contract with third parties to provide the day-to-day maintenance of the Nanox System.

While we believe our novel X-ray source could provide existing market participants with the paradigm shift needed for preventive healthcare disruption, we also believe existing market participants are not likely to undertake the change-leadership route and will be slow to adopt the MSaaS model. Accordingly, our goal is to produce and deploy approximately 15,000 Nanox Systems broadly across the globe by the end of 2024 to jumpstart the MSaaS-based medical imaging market, including in the United States and certain countries in Asia, Europe, Africa, Latin America and Australia. We estimate that effectively stimulating market interest in our Nanox System will require deploying 5,000 to 10,000 Nanox Systems. We believe that this strategy will help initiate market disruption and accelerate the adoption of our novel X-ray source technology by traditional industry leaders.

The Sales Model

In certain countries, such as China, we intend to commercialize our X-ray source technology using the Sales Model to accommodate specific local regulatory requirements. Under this model, we expect to sell the Nanox System, if cleared or approved by the requisite regulatory authorities, for a one-time charge. We expect this retail price to be higher than the upfront sales price under the Subscription Model but still substantially lower than the cost of existing medical imaging systems. If required by applicable regulatory requirements in any jurisdiction, we may enter into arrangements with third-party cloud vendors, on a case-by-case basis, which will be responsible for providing the cloud services (instead of the Nanox.CLOUD) and will be paid separately by the owner-operators of the Nanox Systems. In addition, we expect to contract with third-party service providers to provide maintenance services for the Nanox Systems at the owner-operators’ own costs.

The Licensing Model (OEM Model)

While we believe the medical imaging industry will eventually migrate towards the recurring revenue-based MSaaS model, we expect certain leading market participants will be slower to adopt this model. For these market participants, we expect to provide an intermediate solution through which they will adopt our X-ray source technology for their existing systems. Under the Licensing Model, which we also refer to as the OEM (Original Equipment Manufacturer) model, we would be engaged to tailor our X-ray source to the specific systems of medical imaging device manufacturers or other X-ray device manufacturers or to license our X-ray source technology to them to develop new types of imaging systems for a one-time licensing fee upfront for the X-ray source, as well as recurring royalty payments for each system sold that incorporates our X-ray source. The licensees would be responsible for the operation of the medical imaging systems integrating our X-ray source. Although we expect to initially rely on the Licensing Model, in part, we view the Licensing Model as a transitional phase, aimed at maximizing the commercial value of our technology and strategic buy-in from market participants to our vision through partnership and commercial relationships.

FUJIFILM Corporation was the first medical imaging device manufacturer to participate in our licensing model. On May 21, 2019, Nanox Gibraltar, our predecessor company, entered into a Right of First Negotiation Agreement with FUJIFILM Corporation. Under the terms of such agreement, the parties agreed to exclusively negotiate in good faith the terms and conditions of a potential commercial agreement until December 31, 2019. The terms of the commercial agreement are intended to cover the exclusive, worldwide licensing of certain patents and know-hows related to mammography medical devices and solutions owned by us to FUJIFILM Corporation to develop, manufacture, market, distribute, operate and use mammography equipment and services (the “field of use”). Under the Right of First Negotiation Agreement, if such commercial agreement was not entered into by December 31, 2019, and if during a period of six months following such date (i.e., until June 30, 2020) we became involved in any negotiation to enter into an agreement for the grant of license of the patents covered by the agreement in the field of use to any third party, FUJIFILM Corporation had a right of first negotiation with respect to such proposed transaction under terms and conditions no less favorable to us than those proposed or offered by or to such third party. We assumed all of Nanox Gibraltar’s obligations under the Right of First Negotiation Agreement upon the transfer of Nanox Gibraltar’s assets to us. While a commercial agreement was not executed, we and FUJIFILM Corporation are continuing to collaborate towards the potential development by FUJIFILM Corporation of a future product based on our technology.

Nanox.MARKETPLACE

Nanox.MARKETPLACE (formerly known as the MDW platform), which we acquired from MDWEB in November 2021, is our proprietary decentralized marketplace that connects imaging facilities with radiologists and enables radiologists to provide, and customers to obtain, remote interpretations of imaging data. The platform was designed by radiologists for the imaging industry. The radiologists connecting to Nanox.MARKETPLACE include those radiologists who are part of our network and provide teleradiology services through USARAD, as well as other radiologists, all of whom undergo an accreditation process that we perform and are required to be certified by the American Board of Radiology. Based primarily on customer location and area of specialization, radiologists will be matched to conduct the imaging interpretation.

Nanox.MARKETPLACE has created a payments system through which the radiologist receives on demand payment from the customer, via the platform, upon the delivery of the imaging interpretation. The customer can order an image interpretation on an as-need basis, through the web-based platform, without any special hardware or technical knowledge.

The Nanox.MARKETPLACE service is currently offered on a standalone basis. In the future, we plan to incorporate the Nanox.MARKETPLACE into the Nanox System, such that images that were generated by the Nanox.ARC and uploaded to the Nanox.CLOUD, can be streamlined and referred through the Nanox.MARKETPLACE to radiologists for remote reading.

AI Imaging Solutions

Nanox AI (previously known as Zebra Medical) that we acquired in November 2021, has developed machine learning platforms, based on its database of over 500 million imaging scans, which facilitate the development of AI medical imaging solutions. Nanox AI has FDA approval for eight radiology AI solutions, CE mark in Europe for 11 radiology AI solutions and regulatory approvals in other countries for its radiology AI solutions. Nanox AI has been granted dozens of patents in the field of radiology AI. Nanox AI gathers underutilized image data from a CT scan and helps medical service providers focus on patients that, upon findings generated by use of our AI solutions, require additional medical attention.

Following our acquisition of Nanox AI, we offer FDA approved AI-based software imaging solutions to hospitals, HMOs, IDNs, pharmaceutical companies and insurers that are designed to identify or predict undiagnosed or underdiagnosed medical conditions, through the mining of data included in images of existing CT scans. We currently offer AI imaging population health solutions aimed at identifying underlying osteoporosis and cardiovascular disease. We are also conforming these AI imaging population health solutions to be implemented as an additional service in the Nanox System, once deployed. With our AI imaging population health solutions, we aim to further our mission to enable preventative healthcare through early detection. We also continue to maintain certain legacy contracts for AI imaging triage solutions.

In addition, following the acquisition of Nanox AI, we have begun to develop an AI imaging solution that is designed to identify whether certain common abnormalities are presented in images generated by Nanox.ARC and to determine if follow up diagnostic imaging or treatment is required. This AI imaging solution is currently being developed for application in imaging of the chest and extremities. Ultimately, we expect to integrate this AI imaging solution, which we refer to as Robodiology, into the Nanox System. Subject to completion of the development and receipt of requisite regulatory approvals, we plan to offer this AI imaging solution as an optional service to our MSaaS partners.

Teleradiology Services

Following our acquisition of USARAD in November 2021, we offer teleradiology services to customers in the U.S market as well as seven additional countries. We provide radiologic interpretations or reads for emergency, routine, and subspecialty care cases through the utilization of our scalable communications network, incorporating encrypted servers and broadband Internet connections with workflow management and clinical applications software. Our radiologists’ network is comprised of U.S.-based radiologists, certified by the American Board of Radiology. We have a network of over 300 independent radiologists, all of whom have undergone an accreditation process by us and we provide our services to over 500 imaging centers. We allocate images that we receive from our customers, through our picture archiving and documentation system, to radiologists in our network based on the radiologist’s area of specialization. Payment is made by the customer directly to us monthly based on the number of monthly readings and we pay the radiologist a predetermined fixed fee per reading.

We offer imaging interpretation services for radiology practices, hospitals, medical clinics, diagnostic imaging centers, urgent care facilities and multi-specialty physician groups and USARAD contracts directly with these customers. In addition, we provide second opinion radiology readings. We believe this service offers our customers a solution to improve service levels, streamline underlying practice economics and enhance physician efficiency without sacrificing the quality of patient care.

Currently, our teleradiology services are offered as a standalone product through USARAD. In the future, we plan to incorporate our teleradiology services as part of our Nanox System offering.

Sales and Marketing

X-Ray Technology. We plan to commercialize our X-ray technology using the three simultaneous business models described above broadly across the globe in the next few years, including in the United States and certain countries in Asia, Europe, Africa, Latin America, and Australia. Our sales and marketing strategy varies depending on specific geographical regions, as different regions generally require different marketing approaches.

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

In the United States, we expect to deploy the Nanox System primarily through our local subsidiaries. In countries other than United States, we also expect to engage local value-added resellers or integrators in different geographic regions to facilitate the local integration of our systems with health maintenance organizations, electronic health record systems, payment methods and insurance coverage companies. We estimate that it will take approximately three to six months of integration and localization efforts before we can generate sales in a given region.

AI Solutions. We currently focus our sales and marketing efforts for our AI solutions in the U.S. and UK markets and target large hospitals, HMOs, IDNs, pharmaceutical companies and insurers.

Teleradiology Services and Nanox.MARKETPLACE. We currently focus our sales and marketing efforts for our teleradiology services and Nanox.MARKETPLACE in the U.S. market and target daytime costumers, which include urgent care facilities, stand-alone imaging facilities and outpatient imaging centers, as well as night-time and weekend customers, comprised of hospitals and community hospitals (state and local government).

Following the completion of our recent acquisitions, we are continuing to explore the potential synergies and the expansion of our offerings.

Manufacturing and Supply of the Nanox.ARC

We have optimized the MEMs proprietary manufacturing process and initially used our own equipment in the clean rooms located at the University of Tokyo to manufacture the MEMs X-ray chip. We recently commenced manufacture of the MEMs X-ray chips at our new fabrication facility in Korea, which is expected to meet our currently anticipated manufacturing needs.

We are currently evaluating and testing glass-based and ceramics-based X-ray tubes to determine which tubes will be used in the Nanox.ARC. Once a determination is made, we intend to enter into agreements with third-party manufacturers for such tubes based on, among other things, cost effectiveness. We also expect to rely on third-party manufacturers for the commercial production of the other components of the Nanox.ARC, if cleared or approved by the requisite regulatory authorities.

In May 2020, we entered into a three-year contract manufacturing agreement with FITI for mass production of the multi-source Nanox.ARC. Under the contract manufacturing agreement, FITI will negotiate and subcontract with other third parties for the commercial supply of the components of the Nanox.ARC in accordance with the pre-approved supplier list and on the terms to be agreed upon by both parties, except for the MEMs X-ray chip and X-ray tube. As we further expand our business in connection with the commercialization of our X-ray technology, we also expect to seek to engage alternative manufacturers of the Nanox.ARC.

However, due, in part, to travel restrictions as a result of the COVID-19 pandemic, we decided to manufacture the first Nanox.ARC units in Israel and commencing we engaged Dagesh to manufacture Nanox.ARC units in Israel on a purchase order basis. We expect that these units will be used for the acceptance tests under our MSaaS agreements, demonstrations, regulatory approvals and for the initial global deployment, among other purposes. We expect to enter into a formal agreement with Dagesh for the manufacture of these Nanox.ARC units.

MSaaS Agreements for the Nanox System

We have entered into 11 MSaaS agreements to deploy 6,500 Nanox Systems in 17 regions, including in Europe, South and Central America, Asia, Australia, New Zealand, Russia and Africa, as detailed in the table below. Under the terms of each agreement, we grant the other party a limited, non-transferable, exclusive, sub-licensable right to access and operate the Nanox System in the region indicated for such party. We undertake to provide the specified number of Nanox Systems to each entity as indicated in the table below based on agreed shipment schedules, subject to local regulatory approval and material compliance with acceptance test protocol (the “conditions precedent”). The other party undertakes to deploy the systems to provide a minimum number of scans per year (generally based on 7 scans per day and 23 days per month) on a pay-per-scan basis, and to pay a minimum annual fee (including payments to our partners) in the amount indicated in the table below. The MSaaS agreements require each of our counterparties to deliver to us a standby letter of credit or financial guarantee in the amount equal to the minimum annual fee in favor of us after receipt of the conditions precedent. However, there can be no guaranty that our counterparties will be able to obtain such letters of credit or financial guarantees.

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

Entity	Date of MSaaS Agreement	Region	Number of Nanox Systems to be Provided	Minimum Annual Fee (approximate)	Initial Term	Renewal Term
The Gateway Group, Ltd.	February 11, 2020	Australia, New Zealand and Norway	1,000	$58 million	3 years	3 years
Golden Vine International Company, Ltd.	May 28, 2020	Taiwan and Singapore	500	Up to $29 million	5 years	5 years*
Promedica Bioelectronics s.r.l	May 29, 2020	Italy	500	$29 million	4 years	3 years
JSC Roel Group	May 29, 2020	Russian Federation	500	$12.6 million	5 years	5 years
Clarity Medical Solution, a division of “Grodnobioproduct” LLC	June 4, 2020	Belarus	100	$3.7 million	3 years	4 years
Gold Rush	June 16, 2020	South Africa	500	$15.5 million	3 years	3 years
LATAM Business Development Group Ltd.	July 6, 2020	Brazil	1,000	$4.8 million (9 million Letter of Credit) in Year 1 $14.5 million in Year 2 $24.2 million in Year 3***	6 years	3 years
APR 1998 S.L	July 25, 2020	Spain	420	$11.4 million	5 years	5 years**
SPI Medical	August 23, 2020	Mexico and Guatemala	630	$17.1 million****	7 years	N/A
Eileeno Pharma	July 6, 2021	Nigeria	1,000	$4.6 million in year 1 to $30.4 million in year 4	4 years	4 years
International Clinics	October 27, 2021	Chile, Peru and Bolivia	350	$2.0 million in year 1 to $9.5 million in year 4	4 years	4 years
TOTAL			6,500	Minimum of $187.5 million*****

*	The MSaaS Agreement with Golden Vine International Company, Ltd. may also be terminated by either party upon notice stipulating that the notifying party has come to the conclusion, based on market evidence, that there is no business merit for the Nanox.ARC in Taiwan or Singapore.

**	The MSaaS Agreement with APR 1998 S.L. may also be terminated by the service provider at the end of a six-month trial period by sending within five days a formal notice to the Company if trial results are not satisfactory.

***	The enforceability of the standby letter of credit from LATAM Business Development Group Ltd. in our favor is also conditioned upon the parties finalizing within 90 days of the date of the agreement or prior to receipt of regulatory approval, in mutually agreed form, the terms and conditions of the statement of work, the system requirement specifications and the service level agreement.

****	According to the agreement, SPI issued a performance bond purchased from Aseguradora Aserta, S.A. de C.V., Grupo Financiero Aserta, a top financial institution of Mexico, in favor of us in the amount of approximately $17.1 million, which was effective through October 31, 2021 and guaranteed the exclusivity of the MSaaS agreement between SPI and us prior to the satisfaction of certain conditions, including receipt of regulatory approval and compliance with acceptance test protocol, and upon satisfaction of those conditions, was to be converted into a financial guarantee that guarantees the minimum annual service fee to us.

*****	The total amount includes payments to be received by our partners. The total amount payable to us would be approximately $145 million excluding the payments to our partners.

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

Collaboration Agreements

We enter into collaboration agreements in the ordinary course of business.

For example, we previously entered into a collaboration agreement, dated September 8, 2019, with Hadasit Medical Research Services and Development Ltd., a wholly owned subsidiary of the Hadassah Medical Organization, to collaborate with respect to our medical imaging technology and resulting medical images devices, by way of (among other things) joint research and development projects.

In addition, on June 4, 2020, we entered into a collaboration agreement with SK Telecom, pursuant to which we and SK Telecom continue to explore and engage in good faith to develop a definitive agreement for the deployment of 2,500 Nanox Systems in South Korea and Vietnam, and we have established a wholly-owned subsidiary in South Korea with the support of SK Telecom for the purpose of manufacturing MEMs X-ray chips for the Nanox.ARC. The agreement has now expired according to its terms, but we continue to assess collaboration opportunities with SK Telecom.

We also entered into several non-exclusive collaboration agreements with certain AI partners and image transfer partners, which we may utilize to complement our in-house AI capabilities, including those developed by the companies we recently acquired in November 2021.

Given that the Nanox.CLOUD and the Nanox.MARKETPLACE are designed with the capability to receive scans from different imaging sources, in addition to the Nanox.ARC, we intend to explore additional collaboration opportunities in the near future. For example, we recently invested $1.0 million for approximately 1% of the shares of Remedi co Ltd. (“Remedi”), a Korean radiation specialist company in radiography and therapy based on X-ray components. Remedi is a privately owned company, and we have an ongoing collaboration in the development of the high voltage power supply for Nanox.ARC. We are in advanced negotiation with Remedi to explore the possibility of connecting Remedi’s two-dimensional (“2D”) imaging systems to the Nanox.CLOUD and the Nanox.MARKETPLACE, creating a mobile 2D X-ray system that enables remote readings of scans with AI-powered imaging analysis and a global teleradiology solution. Subject to the completion of the negotiation and successful integration of the 2D system, we aim to distribute this system to our MSaaS customers.

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

Over time, we anticipate that the evolution in the industry will bring new players into the market. Digital healthcare disruptors such as cloud computing companies or leading IT companies may enter the industry and we believe that they may become partners over time through our Subscription Model.

As a general matter, we view competition on two levels:

●	Competing digital X-ray sources with same or better attributes; and

●	Competing enterprises operating an MSaaS business model.

In terms of digital X-ray sources, the field emission display technology is known and a wide range of industry leaders have used it to attempt to create an alternative, digital source of X-ray. To our knowledge, the most well-known attempt to achieve a commercial grade, stable digital X-ray source was the use of carbon nano tubes (“CNT”) as the base material for a potential field emission-based solution, and at least one company has recently commercialized an X-ray system based on a CNT solution and there are several other companies currently in the process of developing this technology.

In terms of the MSaaS business model, we currently seek a first-mover advantage by introducing the Subscription Model, as the main pre-requisite for this model is the low cost of the X-ray source (when manufactured at scale). However, the primary competition comes from established market participants. While in developing countries we are experiencing keen interest, the United States and other Western regions already have major market participants that are well entrenched in the market with strong political influence and the ability to delay deployment of our systems.

With respect to our AI imaging solutions, there are a number of companies that currently offer AI radiology solutions, such as Aidoc and VIZ.AI, which, to our knowledge, are focused on life threatening and urgent cases. In addition, legacy healthcare technology companies are expected in the future to increase development efforts in the field of AI imaging solutions. For example, Siemens Healthineers has developed AI-Rad Companion, which provides automatic post-processing of imaging datasets through AI-powered algorithms for Siemens CTs.

With respect to our teleradiology services, the teleradiology market is highly competitive, rapidly evolving, and fragmented, and is subject to changing technology and market dynamics. The market has recently experienced and is expected to continue to experience competitive pricing pressure and radiologist compensation pressure. We compete directly with both large and small-scale service providers who offer local, regional and national coverage operations. We believe that our principal competitors are Envision Physician Services and Radiology Partners. We compete to attract and retain relationships with customers and radiologists in different ways.

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

We believe we will likely be subject to U.S. rules and regulations governing data protection, including HIPAA. See“—Government Regulation—Healthcare Regulatory Laws—Data Privacy and Security.”

In addition, we believe we will likely be subject to the GDPR and UK GDPR to the extent that our business involves personal data of persons within the EEA and the UK. Data protection legislation, including the GDPR/UK GDPR, regulates the manner in which we may hold and communicate personal data of our employees and patients (including, in our case, sensitive health data). We are likely to be defined as a “Data Controller” with respect to the personal data of patients that we intend to collect and are therefore likely to be subject to a number of key legal obligations under the GDPR/UK GDPR. In addition to reflecting existing requirements that already existed under the old data protection regime, such as, among other things, requirements to provide users with a “fair processing notice” if we process their data, ensure that inaccurate data is corrected, only retain data for so long as is necessary and not transfer data outside the EEA/UK to jurisdictions which do not ensure an adequate level of protection of personal data without taking certain safeguards, the GDPR/UK GDPR also implemented new, more stringent operational and procedural requirements for our use of personal data. These include expanded prior information requirements in light of the transparency principle to tell patients how we may use their personal data, increased controls on profiling such persons, increased rights for patients to access, control and delete their personal data and mandatory data breach notification requirements. In addition, there are significantly increased administrative fines of the greater of €20 million and 4% of global turnover (as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR/UK GDPR). Further, following the United Kingdom’s withdrawal from the European Economic Area and the European Union, and the expiry of the transition period, companies have to comply with both the GDPR and the UK GDPR, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover.

Separate from, and in addition to, the GDPR/UK GDPR requirements, certification requirements for the hosting of health data will vary by jurisdiction (and may or may not apply to hosts of health data). As the Nanox System is projected to operate in various EEA countries, we may be required to comply with other national healthcare regulations or regulatory requirements. For example, in France, there is a procedure as of April 1, 2018, for hosts of health data to obtain a prior certification with the competent certification body.

We are dedicated to making our systems and software both HIPAA and GDPR/UK GDPR compliant. We intend to submit our systems to an independent external audit on a regular basis as required by HHS. We also intend to develop our privacy protocols to comply with the GDPR/UK GDPR. In addition, we are undertaking intendant measures to ensure a high-level of imaging data encryption, complete separation between the imaging data and personal information (anonymization) as well as three-factor authentication procedures during on-boarding and usage of the Nanox System. We also intend to undertake to perform periodic Pen-Tests by external cyber security professionals and publish the results of such audits publicly and without delay on our website and via public relations channels.

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

510(k) Clearance Marketing Pathway

We expect the Nanox.ARC will be a Class II device subject to premarket notification and clearance under section 510(k) of the FDCA. To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device), and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but often takes longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, the FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. For fiscal year 2022, the standard user fee for a 510(k) premarket notification application is $12,745.

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

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need, in the case of applicable products, for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA maintains a list of device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible. Also in September 2019, the FDA finalized guidance describing its current approach to the “Special 510(k)” program, which provides an optional pathway for certain well-defined device modifications where a manufacturer modifies its own legally marketed device, and design control procedures produce reliable results that can form, in addition to other 510(k) content requirements, the basis for substantial equivalence.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which the FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA devices are also subject to the payment of user fees, which for fiscal year 2022 includes a standard application fee of $374,858 and an annual establishment registration fee of $5,672.

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

Teleradiology

The healthcare industry is highly regulated. Our ability to operate profitably will depend in part upon the ability of us, our affiliated radiologists, and our customers to obtain and maintain all necessary licenses and other approvals to comply with applicable healthcare regulations. We believe healthcare regulations will continue to change. Therefore, we monitor developments in healthcare law and we are likely to be required to modify our operations from time to time as the business and regulatory environment changes. Although we believe that we are operating in compliance with applicable federal and state laws we cannot assure you that review of our business by courts or regulatory authorities will not result in determination that could adversely affect our operations or that the healthcare regulatory environment will not change in way that restricts our operations. Future changes in healthcare regulation are difficult to predict and may constrain or require us to restructure our operations which could negatively impact our business and operating results.

Physician Licensure Laws. The practice of medicine including the practice of radiology and teleradiology is subject to state licensure laws regulations and approvals Physicians located in one state who provide professional medical services to patients located in another state via telemedicine system must ordinarily hold valid license to practice medicine in both the state where the physician is located and the state in which the patient is located. We have established a system for ensuring that our affiliated radiologists are appropriately licensed under applicable state law. If we are unable to obtain proper physician licenses or hospital credentials on behalf of our affiliated radiologists or if our affiliated radiologists lose those licenses or credentials our business financial condition and results of operations may be negatively impacted.

Corporate Practice of Medicine. Generally corporate practice of medicine laws prohibits anyone but duly licensed physician from exercising control over the medical judgments or decisions rendered by another physician. Given that general prohibition some states permit business corporation to hold directly or indirectly customer contracts for the provision of medical services including radiology and teleradiology and to own medical practice that provides such services provided that only physicians exercise control over the medical judgments or decisions of other physicians. Moreover, the laws of such states prohibit anyone but a physician who is duly licensed in such state from owning any interest in medical practice that is incorporated or doing business in such state or the state of incorporation. Failure to comply with these laws could have material and adverse consequences including the judicially sanctioned refusal of third-party payers to pay for services rendered, the absolute right of customers to immediately repudiate the contract for services, malpractice claims against the provider, and possibly the hospital based upon violation of statute designed to protect the public as well as civil or criminal penalties. We believe that we are following the corporate practice of medicine laws in each state in which our affiliated radiologists provide medical services. Each of these are duly licensed or qualified as a medical practice in the states where such license or qualification is required. We do not exercise control over the medical judgments or decisions of our affiliated radiologists. While we believe we follow the requirements of the corporate practice of medicine laws in each state where our affiliated radiologists provide services these laws and their interpretations are continually evolving and may change in the future. Moreover, these laws and their interpretations are generally enforced by state courts and regulatory agencies that have broad discretion in their enforcement. If our arrangements with our affiliated radiologists or our customers are found to violate state laws prohibiting the practice of medicine by general business corporations or fee splitting, our business financial condition and ability to operate in those states could be adversely affected.

Fee Splitting. Many states have also enacted laws prohibiting physicians from splitting fees derived from the practice of medicine with anyone else. We believe that the management administrative technical and other nonmedical services we provide to each of our affiliated radiologists for service fee does not constitute fee splitting. Our belief notwithstanding, these laws and their interpretations also vary from state to state and are also enforced by state courts and regulatory authorities that have broad discretion in their enforcement. If our arrangements with our affiliated radiologists or our customers are found to violate state laws prohibiting the practice of medicine by general business corporations or fee splitting our business financial condition and ability to operate in those states could be adversely affected.

Medicare and Medicaid Reimbursement Programs. As of December 31, 2021, all our affiliated radiologists are located within the United States and are therefore eligible to submit to Medicare and state Medicaid programs for reimbursement for services performed. Where our affiliated radiologists provide final reads that are reimbursable under these programs, our business model generally provides that we are still paid service fees by our customers who accept reassignment and bear the risk of loss of reimbursement when collecting from payers. As a result, our service fees do not fluctuate, or change based solely on changes in Medicare or Medicaid reimbursement levels. Medicare reimbursement rules generally provide that the proper Medicare carrier to pay physicians’ claims is the Medicare carrier for the region in which the physician or practice providing the service is located rather than the Medicare carrier for the region in which the patient receiving the services is located. Many of our affiliated radiologists are located in a Medicare region that is different from the Medicare region in which the patients and treating hospitals are located. It may be necessary for our customers to enroll with additional Medicare carriers to properly submit claims for reimbursement. The Center for Medicare and Medicaid Services or CMS has stated that for certain interpretation services provided to certain customers, reimbursement will be based upon the location of the interpreting physician, yet that reimbursement will be made by the Medicare carrier for the region in which the patient and facility are located. Whether this policy will be expanded to other types of interpretation services and facilities is unclear. See “Risk Factors Medicare and Medicaid rules governing reassignment of payments could affect our customers’ ability to collect fees for services provided by our affiliated radiologists and our ability to market our services to our customers.”

Federal False Claims Act. The Federal False Claims Act provides in part that the federal government may bring lawsuit against any person whom it believes has knowingly presented or caused to be presented false or fraudulent request for payment from the federal government or who has knowingly made false statement or knowingly used false record to have claim approved. The Federal False Claims Act further provides that lawsuits brought under that act may be initiated in the name of the United States by an individual who was the original source of the allegations known as the relator. Actions brought under the Federal False Claims Act are sealed by the court at the time of filing. Under the Federal False Claims Act we may be liable if we or one of our customers submitted false claim. If we were found to have violated these rules and regulations and as result submitted or caused our customers to submit a false claim, any sanctions imposed under the Federal False Claims Act could result in substantial fines and penalties or exclusion from participation in federal and state healthcare programs which could have material adverse effect on our business and financial condition. If we are excluded from participation in federal or state healthcare programs our customers who participate in those programs could not do business with us. Federal regulatory and law enforcement authorities regularly review and enforce activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and regulations including laws and regulations that govern our activities and the activities of teleradiologists. These increased enforcement activities may have direct or indirect adverse effect on our business financial condition and results of operations. Additionally, some state statutes contain prohibitions similar to and possibly even more restrictive than the Federal False Claims Act. These state laws may also empower state administrators to adopt regulations restricting financial relationships or payment arrangements involving healthcare providers under which person benefits financially by referring patient to another person. We believe that we are operating in compliance with these laws. However, if we are found to have violated such laws, our business results of operations and financial condition would be harmed.

Federal and State Anti-kickback Prohibitions. Various federal and state laws govern financial arrangements among healthcare providers. The federal anti-kickback law prohibits the knowing and willful offer payment solicitation or receipt of any form of remuneration in return for or with the purpose to induce the referral of Medicare Medicaid or other federal healthcare program patients or in return for or with the purpose to induce the purchase lease or order of items or services that are covered by Medicare Medicaid or other federal healthcare programs. Similarly, many state laws prohibit the solicitation of payment or receipt of remuneration in return for or to induce the referral of patients to private as well as government programs. Violation of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities and/or exclusion from participating in federal or state healthcare programs. We believe that we are operating in compliance with applicable federal and state anti-kickback laws and that our contractual arrangements with our customers are structured in manner that is compliant with such laws. Enforcement of federal and state anti-kickback laws could affect our business operations or financial condition.

Physician Self-Referral Prohibitions. The federal physician self-referral statute known as the Stark Statute prohibits physicians from making referrals for certain designated health services including radiology services to any entity with which the physician has financial relationship unless there is an exception in the statute that allows the referral. The entity that receives a prohibited referral from a physician may not submit the bill to Medicare for that service. Federal courts have ruled that violation of the Stark statute as well as violation of the federal anti-kickback law described above can serve as the basis for Federal False Claims Act suit. Many state laws prohibit physician referrals to entities with which the physician has financial interest or require that the physician provide the patient notice of the physician’s financial relationship before making the referral. Violation of the Stark statute can result in substantial civil penalties for both the referring physician and any entity that submits claim for healthcare service made pursuant to prohibited referral. We believe that all our customer arrangements are in compliance with the Stark statute. However, these laws could be interpreted in manner inconsistent with our operations. Federal or state self-referral regulation could impact our arrangements with certain customers.

Medicare Anti-Markup Rule. CMS has certain anti-markup rules relating to diagnostic tests paid for by the Medicare program. The anti-markup rules are generally applicable where physician or other supplier bills for the technical component or professional component of diagnostic test that was ordered by the physician or other supplier or ordered by party related to such physician or other supplier through common ownership or control and the diagnostic test is performed by physician that does not share practice with the billing physician or other supplier. If the anti-markup rule applies to diagnostic test, then the reimbursement provided by Medicare to billing physician or other supplier for that transaction may be limited. Because our affiliated radiologists do not order diagnostic tests and no party under common control with either us or our affiliated radiologists orders diagnostic, tests we believe that the anti-markup rule does not apply to the professional services our affiliated radiologists perform. However, this rule could be subject to an interpretation that affects the amounts either we or our customers may be reimbursed by Medicare for professional diagnostic interpretations.

Health Insurance Portability and Accountability Act of 1996. HIPAA authorizes the imposition of civil money penalties against entities that employ or enter contracts with individuals or entities who have been excluded from participation in the Medicare or Medicaid programs. We perform background checks on our affiliated radiologists, and we do not believe that we engage or contract with any excluded individuals or entities. However, finding that we have violated this provision of HIPAA could have material adverse effect on our business and financial condition. HIPAA also establishes several separate criminal penalties for making false or fraudulent claims to insurance companies and other non-governmental payers of healthcare services. These provisions are intended to punish some of the same conduct in the submission of claims to private payers as the Federal False Claims Act covers in connection with governmental health programs. We believe that our services have not historically been provided in way that would place either our clients or ourselves at risk of violating the HIPAA anti-fraud statutes including those in which we may be considered to receive an indirect reimbursement because of the reassignment by us to our customers of the right to collect for final reads. We have entered into agreements, and may in the future enter into agreements with hospitals that are subject to an integrity order by the U.S Department of Health and Human Services Office of the Inspector General, or HHS-OIG, that requires the hospital to ensure that each subcontractor to the hospital fully complies with HIPAA and the terms of the integrity order, including written policies and procedures assuring compliance and subjects each subcontractor to audit at the determination of the HHS-OIG. We could be vulnerable to prosecution under these statutes if any of our customers deliberately or recklessly submits claims that contain false misleading or incomplete information. In addition, the administrative simplification provisions of HIPAA require the promulgation of regulations establishing national standards for among other things, certain electronic healthcare transactions the use and disclosure of certain individually identifiable patient health information and the security of the electronic systems maintaining this information. These are commonly known as the HIPAA transaction and code set standards privacy standards and security standards respectively. The administrative provisions of HIPAA direct the federal government to adopt national electronic standards for automated transfer of certain healthcare data among healthcare payers plans and providers. HIPAA is designed to enable the entire healthcare industry to communicate electronic data using single set of standards. We are a covered entity under HIPAA and as such we must operate in compliance with the electronic transaction code standards, privacy standards, and security standards. We are also a business associate under HIPAA because we perform services for or on behalf of other covered entities. We have developed policies, procedures. and systems for handling patient health information that we believe, are following the requirements of HIPAA.

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

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. By way of example, in 2017, Congress enacted the TCJA, which eliminated the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a Texas U.S. District Court Judge ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit ruled that the individual mandate was unconstitutional. This decision was appealed to the U.S. Supreme Court, and on June 17, 2021, the Supreme Court held that state and individual plaintiffs did not have standing to challenge the individual mandate provision of the ACA; in so holding, the Supreme Court did not consider larger constitutional questions about the validity of this provision or the validity of the ACA in its entirety. It is unclear how these decisions, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year, which was temporarily suspended from May 1, 2020 through March 31, 2022, followed by a 1% reduction in effect from April 2022 through June 2022 with the full 2% reduction resuming thereafter, and reduced payments to several types of Medicare providers. We believe the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the healthcare and medical device industry to reduce the costs of products and services.

Data Privacy and Security

Medical device companies may be subject to U.S. federal and state and foreign health information privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information. In the United States, HIPAA imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA and its respective implementing regulations, including the final omnibus rule published on January 25, 2013, impose specified requirements relating to the privacy, security and transmission of individually identifiable health information. HIPAA mandates the reporting of certain breaches of health information to HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information (“PHI”), a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. The Health Information Technology For Economic and Clinical Health Act also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.

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

In addition, certain state and non-U.S. laws, such as the GDPR/UK GDPR, govern the privacy and security of health information in certain circumstances, some of which are more stringent or broader in scope than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Further, “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity, are also subject to certain HIPAA privacy and security standards. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California enacted the CCPA, which went into effect January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for PHI maintained by a covered entity or business associate, it may regulate or impact our expected processing of personal information depending on the context. Further, the California Privacy Rights Act (CPRA), recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In Europe, the GDPR went into effect in May 2018 and introduces strict requirements for processing the personal data of individuals within the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Relatedly, following the United Kingdom’s withdrawal from the European Economic Area and the European Union, and the expiry of the transition period, companies have to comply with both the UK GDPR and the GDPR, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The State of Israel has also implemented data protection laws and regulations, including the Israeli Protection of Privacy Law of 1981.

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

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

In September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al, Case No. 1:20-cv-04355, alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. On December 7, 2020, proposed lead plaintiffs submissions were fully briefed and remain outstanding. The Company has not accrued any losses other than legal fees with connection with this lawsuit. The Company’s position is that this lawsuit has no merit and it intends to defend its position vigorously.

On October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. On January 25, 2022, Magistrate Judge Peggy Kuo appointed Davian Holdings Limited as Lead Plaintiff in the McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. On April 12, 2022 and in the same case, the Lead Plaintiff filed an amended complaint, which alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.ARC system as well as the comparison of the Nanox.ARC to CT scanners. Lead Plaintiff seeks to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and November 17, 2021. The Company has not yet responded to the amended complaint and intends to defend these actions vigorously. The Company has not accrued any losses other than legal fees with connection with this lawsuit. The Company’s position is that the lawsuit has no merit and it intends to defend its position vigorously.

On October 28, 2021, a complaint was filed in the United States District Court for the Central District of California against the Company, the Company’s recently-formed Delaware subsidiary and Nanox Gibraltar PLC (“Gibraltar”) from which the Company received certain assets, as well as Mr. Ran Poliakine and certain other unidentified parties, alleging several causes of action including breach of a consulting agreement between the plaintiff and Gibraltar that was entered into in 2015. The plaintiff’s demand is for a payment of unpaid consulting fees from Gibraltar in the amount of approximately $1 million and approximately $29.5 million from the Company relating to his claimed entitlement to warrants in Gibraltar. The Company’s position is that the complaint against the Company has no merit, because, among other reasons, as it was not a party to the agreement with the plaintiff and it is not Gibraltar’s legal successor for any liabilities that Gibraltar may owe to the plaintiff. The Company intends to defend its position vigorously.

The Division of Enforcement of the SEC notified the Company that it is conducting an investigation to determine whether there had been any violations of the federal securities laws. The Company has been providing documents and information to the SEC and has received a subpoena from the SEC requesting that the Company provide documents and other information relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale, among other things. The Company is cooperating with the SEC in responding to its requests. The duration and outcome of this matter cannot be predicted at this time.

We are unable to estimate a range of loss, if any, that could result were there to be an adverse final outcome in any of the above cases or the SEC investigation. If an unfavorable outcome were to occur, it is possible that the impact could be material to our results of operations in the period in which any such outcome becomes probable and estimable.

C. Organizational Structure

NANO-X IMAGING LTD, an Israeli Company (“Nanox IL”), was incorporated on December 20, 2018 and commenced its operations on September 3, 2019.

On September 19, 2019, Nanox IL established Nanox Imaging Inc., a wholly owned subsidiary in Japan.

On September 25, 2020, Nanox IL established Nano-X Korean Inc., a wholly owned subsidiary in Korea.

On November 4, 2021, Nanox IL purchased all the shares of Nano-X AI Ltd. (“Nanox AI”), an Israeli company formerly named Zebra Medical Vision Ltd. Nanox AI has a wholly owned Delaware subsidiary named Nanox-X AI Inc.

On September 13, 2021, Nanox IL established Nano-X Imaging Inc (“Nanox Inc.”), a wholly owned Delaware subsidiary. On November 2, 2021, Nanox Inc. completed the acquisition of 100% of the shares of USARAD Holdings, Inc. (“USARAD”), a Delaware corporation.

On September 30, 2011, Nanox Inc. established a new wholly-owned Delaware subsidiary, Nano-X MDW Inc, which owns the platform and other assets purchased by us from MDWEB, LLC on November 3, 2021.

On November 23, 2021, USARAD established another wholly-owned Delaware subsidiary Nanox RAD Inc., which is not active yet.

D. Property, Plants and Equipment

Our principal executive offices are located in a leased facility in Neve Ilan, Israel. We lease approximately 550 square meters (approximately 5,920 square feet) of office space and warehouses. The original lease expired in December 2021, and we have exercised the option to extend our lease for an additional 24 months until December 31, 2023.

We also lease approximately 620 square meters (approximately 6,670 square feet) of office space in Neve Ilan, Israel, that may be used for offices and technical development. The lease expires in June 2023. In November 2020, we leased an additional approximately 370 square meters (approximately 3,980 square feet) of office space in Neve Ilan, Israel. This lease also expires in June 2023.

In March 2022, we signed a new agreement to lease a space of 105 square meters (approximately 1,130 square feet) of office space in Neve Ilan until February 2025.

Nanox Japan (predecessor) leases additional facilities of approximately 740 square feet of lab space and approximately 190 square feet of space in a clean room at the premises of the University of Tokyo for research and development activities. The lease automatically renews on a semi-annual basis.

Nanox Imaging Inc. leases office space of approximately 2,300 square feet in Fort Lee, New Jersey. The monthly rent payment for this agreement is approximately $6,000.

In December 2020, we purchased approximately 11,889 square meters of land in Yongin, Geonggi province, Korea, on which we built our fabrication facility for approximately $6.2 million, which is operational.

Nanox AI leases approximately 841 square meters of office space under an operating lease agreement that expires on November 30, 2024. The monthly rent payment for this agreement is approximately $12,000.

Item 4A	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

A. Operating Results

Overview

Early detection saves lives—and we at Nanox are focused on applying our proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. We are developing a holistic imaging solution, which includes the Nanox System, comprised of the Nanox.ARC using our novel MEMs X-ray source technology, and the Nanox.CLOUD, a companion cloud software, integrated with AI solutions and teleradiology services. Our vision is to increase early detection of medical conditions that are discoverable by X-ray by improving access to imaging, reducing imaging costs and enhancing imaging efficiency, which we believe is key to increasing early prevention and treatment, improving health outcomes and, ultimately, saving lives.

Our imaging solution is designed as a modular open system, and we intend in the future to explore the expansion of the solution to include additional components, which may be developed by us or third parties.If cleared, we plan to market and deploy the Nanox System broadly across the globe at a substantially lower cost compared to currently available medical imaging systems, such as CT. We believe that, if cleared, our technology’s relatively low cost will enable us to increase accessibility and affordability of early-detection medical imaging systems globally, substantially reduce wait-times for imaging results and increase early detection rates compared to currently employed imaging process protocol.

We have devoted substantially all of our financial resources to acquiring the base technology for our X-ray source and related know-how, conducting research and development activities, organizing and staffing our company, developing our business plan, securing related intellectual property rights and raising capital. Historically, we have funded our operations primarily with proceeds from the sale of our ordinary shares and warrants (after September 3, 2019) and those of our predecessor company (prior to September 3, 2019). During the years ended December 31, 2021, 2020 and 2019, we received net cash proceeds of $7.4 million, $240.4 million and $14.0 million, respectively, from the sales of our and our predecessor’s ordinary shares.  In the year ended December 31, 2021, we began to generate revenues through the sale of teleradiology services and the sale of AI solutions, following the completion of the merger with Zebra, renamed Nanox AI Ltd., and the acquisitions of USARAD and the assets of MDWEB in November 2021.

We have incurred significant operating losses since our inception. Our ability to achieve profitability depends on the successful development and commercialization of our technology and our products. We incurred net losses of $61.8 million, $43.8 million and $22.6 million for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021 and 2020, we had an accumulated deficit of $146.2 million and $84.4 million, respectively. We expect to continue to incur significant expenses for at least the next several years as we advance the Nanox System through further development and regulatory approval. If we obtain marketing clearance or approval for the multi-source Nanox.ARC, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. In addition, we continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses.

Our goal is to jumpstart the MSaaS-based medical imaging market by producing and deploying an initial wave of approximately 15,000 Nanox.ARC units by the end of 2024. We estimate that effectively stimulating market interest in our Nanox System will require deploying at least 5,000 to 10,000 Nanox.ARC units. In addition, we believe that a minimum installed base of at least 1,000 Nanox.ARC units will be required to support our business during the initial wave of deployment, assuming we enter into at least one licensing agreement on commercially reasonable terms. We expect to incur significant expenses for the manufacture, installation, deployment and maintenance of the Nanox System. As a result, we may need substantial funding to support our continuing operations and pursue our business strategy before we can generate significant revenues. Until such time as we can generate significant revenue from product sales, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our products or delay our pursuit of potential in-licenses or acquisitions.

As of December 31, 2021, we had marketable securities, cash and cash equivalents of $156.6 million. We believe that our cash on hand and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months from the date of issuance of the financial statements. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Recent Acquisitions

On November 2, 2021, the Company completed the acquisition of 100% of the shares of USARAD, pursuant to the terms of the Stock Purchase Agreement, dated October 25, 2021, among the Company, USARAD, Dr. Michael Yuz, other holders of capital stock of USARAD and holders of USARAD options. USARAD is a U.S. based teleradiology company with over 300 U.S. certified radiologists in its organization.

On November 3, 2021, the Company completed the acquisition of the platform and other assets of MDWEB, pursuant to the terms of the Asset Purchase Agreement, dated October 21, 2021, between the Company and MDWEB, a USARAD-related company. Pursuant to the acquisition, we acquired the MDW platform, now known as the Nanox.MARKETPLACE, a decentralized marketplace connecting imaging facilities with radiologists.

On November 4, 2021, the Company consummated its merger with Zebra pursuant to the terms of the Agreement and Plan of Merger, dated August 9, 2021, as amended, among the Company, Zebra and Perryllion Ltd., as representative of Zebra’s equity holders. Zebra, now known as Nanox AI Ltd., is a leading medical AI developer, with ten FDA-cleared and 11 CE-marked AI solutions for medical imaging.

For additional information regarding these acquisitions, including the consideration that we paid and is payable in connection with these acquisitions, see “Item 4. Information on the Company—A. History and Development of the Company.” In the year ended December 31, 2021, following the completion of these acquisitions, we began to generate revenues through the sale of teleradiology services and the sale of AI solutions.

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

Components of Our Results of Operations

Revenue

We began to generate revenues in year ended December 31, 2021, through the sale of teleradiology services and the sale of AI solutions, following the completion of the merger with Zebra, renamed Nanox AI Ltd., and the acquisitions of USARAD and the assets of MDWEB in November 2021. The majority of our revenues are derived from our teleradiology services, which consist primarily of fees received from various payors based on established billing rates, and also of fees from hospitals and healthcare providers. We recognize revenue in the period in which performance obligations are satisfied by providing services to customers, and record the amount of revenue that reflects the consideration that we expect to receive in exchange for those services. We have not generated any revenue to date from sales of the Nanox System.

Cost of Revenue

Cost of revenue consists of the cost of the sale of teleradiology services and the cost of the sale of AI solutions. Cost of the sale of teleradiology services mainly consists of the cost of radiologists and the cost of picture archiving and communication software (a medical imaging technology used to securely store and digitally transmit electronic images and clinical reports). The cost of the sale of AI solutions mainly consists of the cost of labor and amortization of intangible assets.

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

Research and development activities are central to our business. We expect that our research and development expenses will increase substantially over the next several years as we continue development of the Nanox System. We expect to continue to devote a substantial portion of our resources to the Nanox.ARC multi-source system, the Nanox.CLOUD, the Nanox.MARKETPLACE, our AI solutions and our underlying technology for the foreseeable future.

The successful development and commercialization of our products are highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development of any of our products. This uncertainty is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

●	the timing and progress of development activities;

●	our ability to maintain our current research and development programs and to establish new ones;

●	the receipt of regulatory approvals from applicable regulatory authorities without the need for independent clinical trials or validation;

●	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

●	our ability to establish new licensing or collaboration arrangements;

●	the performance of our future collaborators, if any;

●	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

●	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

●	launching commercial sales of our products, including the Nanox.ARC the Nanox.CLOUD software and our AI solutions, whether alone or in collaboration with others; and

●	maintaining a continued acceptable safety profile of the products following approval.

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

We anticipate that our marketing, general and administrative expenses will increase as we increase our headcount to support our continued research and development activities and commercialization of our products. We also incur accounting, audit, legal, regulatory, compliance, directors’ and officers’ liability insurance and investor and public relations costs associated with being a public company.

Results of Operations

	Year ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands
REVENUE	1,304	-	-

COST OF REVENUE	2,816	-	-

GROSS LOSS	(1,512)	-	-

OPERATING EXPENSES:
Research and development	17,122	9,210	2,717
Sales and Marketing	7,033	12,445	1,556
General and administrative	34,709	22,268	18,298
Other expenses	1,182	-	-
TOTAL OPERATING EXPENSES	60,046	43,923	22,571
OPERATING LOSS	(61,558)	(43,923)	(22,571)

FINANCIAL INCOME (EXPENSES), net	(288)	108	8
OPERATING LOSS BEFORE INCOME TAXES	(61,846)	(43,815)	(22,563)

INCOME TAX BENEFIT	48	-	-
NET LOSS	(61,798)	(43,815)	(22,563)

BASIC AND DILUTED LOSS PER SHARE	(1.28)	(1.23)	(0.90)
THE WEIGHTED AVERAGE OF THE NUMBER OF ORDINARY SHARES (in thousands)	48,216	35,654	25,181

NET LOSS	(61,798)	(43,815)	(22,563)
Other comprehensive loss:
Unrealized loss from available- for-sale securities	(607)	-	-
Total other comprehensive loss:	(607)	-	-
TOTAL COMPREHENSIVE LOSS	(62,405)	(43,815)	(22,563)

Comparison of the years ended December 31, 2021 and 2020

The table below summarizes the results of operations for the years ended December 31, 2021 and 2020, respectively:

Revenue

The table below summarizes our revenue incurred during the periods presented:

	Year Ended December 31,
	2021	2020
	($ in thousands)

Teleradiology services	$1,034	$-
AI	270	-
Total	$1,304	$-

For the year ended December 31, 2021, we reported revenue of $ 1.3 million, compared to none for the year ended December 31, 2020. During the year ended December 31, 2021, we generated revenues through the sale of teleradiology services in the amount of $1.0 million and the sale of AI solutions in the amount of $0.3 million.

Cost of Revenue

The table below summarizes our cost of revenue incurred during the periods presented:

	Year Ended December 31,
	2021	2020
	($ in thousands)

Teleradiology services	$1,000	$-
AI	1,816	-
Total	$2,816	$-

For the year ended December 31, 2021, we reported cost of revenue of $2.8 million, compared to none for the year ended December 31, 2020. During the year ended December 31, 2021, we incurred cost of revenue through the sale of teleradiology services in the amount of $1.0 million and the sale of AI solutions in the amount of $1.8 million.

Gross Loss

The table below summarizes our gross loss incurred from each segment during the periods presented:

	Year Ended December 31,
	2021	2020
	($ in thousands)

Teleradiology services	$34	$-
AI	(1,546)	-
Total	$(1,512)	$-

For the year ended December 31, 2021, we reported a gross loss of $1.5 million, compared to no profit or loss for the year ended December 31, 2020. Our gross profit from teleradiology services for the year ended December 31, 2021 was $0.0 million. Our gross loss from our AI solutions for the year ended December 31, 2021 was $1.5 million.

Research and Development Expenses

The table below summarizes our research and development expenses incurred during the periods presented:

	Year Ended December 31,
	2021	2020
	($ in thousands)
Research and Development Expenses:
Salaries and wages	$6,047	$2,091
Share-based compensation	3,248	3,384
R&D - professional services	6,072	3,647
Other	1,755	88
Total	$17,122	$9,210

Research and development expenses increased by $7.9 million to $17.1 million for the year ended December 31, 2021 from $9.2 million for the year ended December 31, 2020. The increase in research and development expenses was primarily attributable to the increase of $1.7 million due to the merger with Zebra, renamed Nanox AI, and increases in salaries and wages and professional services as we continue to expand our research and development activities relating to the Nanox System.

Sales and Marketing Expenses

The table below summarizes our sales and marketing expenses incurred during the periods presented:

	Year Ended December 31,
	2021	2020
	($ in thousands)
Sales and Marketing Expenses:
Salaries and wages	$1,711	$733
Share-based compensation	2,442	9,252
Marketing and business development	2,880	2,460
Total	$7,033	$12,445

Sales and marketing expenses decreased to $7.0 million for the year ended December 31, 2021, from $12.4 million for the year ended December 31, 2020. The decrease in sales and marketing expenses was primarily attributable to a decrease in share-based compensation.

General and Administrative Expenses

The table below summarizes our general and administrative expenses incurred during the periods presented:

	Year Ended December 31,
	2021	2020
	($ in thousands)
General and Administrative Expenses:
Salaries and wages	$6,159	$3,847
Share-based compensation	13,065	12,145
Directors’ and officers’ insurance	4,445	1,812
Professional services	3,128	2,449
Legal fees	4,476	671
Rent and Maintenance	821	620
Depreciation and Amortization	228	208
Other	2,924	516
Total	$34,709	$22,268

General and administrative expenses increased to $34.7 million for the year ended December 31, 2021, from $22.3 million for the year ended December 31, 2020. The increase in general and administrative expenses was primarily attributable to the merger with Zebra, renamed Nanox AI, and the acquisitions of USARAD and the assets of MDWEB, an increase in our head count in connection with the expansion of our management team and the overall organization infrastructure, an increase of approximately $1.9 million in legal fees primarily due to the SEC inquiry and class-actions, an increase of $2.4 million in our directors’ and officers’ liability insurance premium and transaction expenses in connection with the merger with Zebra, renamed Nanox AI, and the acquisitions of USARAD and the assets of MDWEB.

Other Expenses

Other expenses were $1.2 million for the year ended December 31, 2021, and none for the year ended December 31, 2020. The increase in other expenses was primarily attributable to the relocation of our fabrication facility from its temporary location to its permanent location in South Korea.

Comparison of the years ended December 31, 2020 and 2019

The table below summarizes the results of operations for the years ended December 31, 2020 and 2019, respectively, together with the changes in those items in dollars:

	Year Ended December 31,
	2020	2019
	($ in thousands)
Operating expenses
Research and development	$9,210	$2,717
Marketing	12,445	1,556
General and administrative	22,268	18,298
Operating loss	(43,923)	(22,571)
Financial (income) expenses, net	(108)	(8)
Net loss	$(43,815)	$(22,563)

Research and Development Expenses

The table below summarizes our research and development expenses incurred during the periods presented:

	Year Ended December 31,
	2020	2019
Research and Development Expenses:	($ in thousands)

R&D - salaries and wages	$2,091	$437
Share-based compensation	3,384	661
R&D - professional services	3,647	1,450
Other	88	169
Total	$9,210	$2,717

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

Marketing Expenses

The table below summarizes our marketing expenses incurred during the periods presented:

	Year Ended December 31,
	2020	2019
Marketing Expenses:	($ in thousands)

Marketing – salaries and wages	$733	$200
Marketing and business development	2,460	739
Share-based compensation	9,252	617
Total	$12,445	$1,556

Marketing expenses increased by $10.9 million to $12.4 million for the year ended December 31, 2020 from $1.6 million for the year ended December 31, 2019. The increase in marketing expenses was primarily attributable to increases in salaries and wages, share-based compensation (of which $6.1 million related to the amendment to a certain business development agreement with two of our finders, as discussed in “Item 4. Information on the Company—B. Business Overview—Commercial Agreements—MSaaS Agreements”), and professional services as we continue to expand our business and to build management infrastructure to move toward the commercial stage of our business.

General and Administrative Expenses

The table below summarizes our general and administrative expenses incurred during the periods presented:

	Year Ended December 31,
	2020	2019
General and Administrative Expenses:	($ in thousands)
G&A – salaries and wages	$3,847	$461
Share-based compensation	12,145	14,967
Executives and officers’ insurance	1,812	---
Management fee	171	534
G&A – professional services	2,449	1,470
Legal fees	671	417
Rent and Maintenance	620	143
Depreciation and Amortization	208	32
Other	345	274
Total	$22,268	$18,298

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

B. Liquidity and Capital Resources

From our inception and prior to November 2021, we did not generate any revenue from product sales or otherwise and have incurred significant operating losses and negative cash flows from our operations. We began to generate revenues in the year ended December 31, 2021 through the sale of teleradiology services and the sale of AI solutions, following the completion of the merger with Zebra, renamed Nanox AI Ltd., and the acquisitions of USARAD and the assets of MDWEB in November 2021. We have not generated any revenue to date from sales of the Nanox System. Historically, we have funded our operations primarily with proceeds from the sale of our and our predecessor company’s ordinary shares.

Cash Flows

The following table provides information regarding our cash flows for the periods presented:

	Year Ended December 31,
	2021	2020	2019
	($ in thousands)
Net cash used in operating activities	$(38,071)	$(21,487)	$(5,524)
Net cash used in investing activities	(116,320)	(13,937)	(125)
Net cash provided by financing activities	7,379	240,991	13,861
Net change in cash and cash equivalents and restricted cash	$(147,012)	$205,567	$8,212

Net Cash used in Operating Activities

During the years ended December 31, 2021, 2020 and 2019, net cash used in operating activities was $38.1 million, $21.5 million and $5.5 million, respectively, resulting from our net loss of $61.8 million, $43.8 million and $22.6 million, respectively, adjusted for stock-based compensation changes of $18.8 million, $24.8 million and $16.2 million, respectively, amortization of intangible assets of $1.8 million in the year ended December 31, 2021, non-cash charges of $0.4 million, $0.1 million and $0.1 million, in the years ended December 31, 2021, 2020 and 2019, respectively, and changes in components of working capital of $2.6 million, ($1.6) million and $0.7 million for the years ended December 31, 2021, 2020 and 2019. The increase in cash used in operating activities was primarily due to activities related to our business expansion.

Net Cash used in Investing Activities

During the years ended December 31, 2021, 2020 and 2019, net cash used in investment activities was $116.3 million, $13.9 million and $0.1 million, respectively. The increase in cash used in investing activities during the year ended December 31, 2021 was primarily due to purchase of marketable securities, the completion of our fabrication facility in Korea and the acquisition of USARAD, as part of the preparation for the commencement of full manufacturing activity.

Net Cash provided by Financing Activities

During the years ended December 31, 2021, 2020 and 2019, net cash provided by financing activities was $7.4 million, $241 million and $13.9 million, respectively, primarily due to proceeds from the issuance of ordinary shares and warrants, net of issuance costs and from the issuance of ordinary shares upon exercise of options and warrants.

Contractual Obligations

Our long-term contractual obligations mainly consist of our lease agreements for our offices and other facilities in Israel, Japan and the United States. For details regarding these lease agreements, see “Item 4. Information on the Company—D. Property, Plants and Equipment.”

In addition, we are party to a lease agreement for the lease of vehicles for certain of our employees, which remains in effect until June 30, 2023. The monthly payment under this agreement is approximately $12,000.

As of December 31, 2021, we had non-current operating leases liabilities of $1.8 million. For additional details regarding our operating lease agreements, see Note 7 to our audited consolidated financial statements, which are included in this annual report.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of the Nanox System and seek marketing approval for this product. In addition, we incur additional costs associated with operating as a public company. Our expenses will also increase if, and as, we:

●	seek regulatory approvals for any additional products;

●	seek to discover and develop additional products;

●	establish a manufacturing, sales, marketing, medical affairs and distribution infrastructure to commercialize the Nanox System for which we may obtain marketing approval and intend to commercialize on our own or jointly;

●	hire additional quality control and scientific personnel;

●	expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

●	operate our manufacturing facility in South Korea for the purpose of manufacturing MEMs X-ray chips;

●	maintain, expand and protect our intellectual property portfolio; and

●	acquire or in-license other products and technologies.

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

Because of the numerous risks and uncertainties associated with manufacture, research, development and commercialization of products, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on, and could increase significantly as a result of, many factors, including:

●	the scope, progress, results and costs of researching and developing the Nanox System;

●	the costs, timing and outcome of regulatory review of the Nanox.ARC;

●	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for the Nanox System for which we receive marketing approval;

●	commercial manufacturing, shipping, installation and deployment of the Nanox System and sufficient inventory to support commercial launch;

●	the revenue, if any, received from commercial sale of the Nanox System, should the Nanox.ARC receive marketing approval;

●	the cost and timing of hiring new employees to support our continued growth;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the ability to establish and maintain collaborations on favorable terms, if at all;

●	the costs incurred with respect to and the outcome of the securities litigations and SEC investigation we are currently subject to and any similar or other claims, litigation and investigations we may be subject to in the future; and

●	the timing, receipt and amount of sales of the Nanox System, if any.

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

Intellectual Property

As of March 31, 2022, we and our subsidiaries had 22 issued patents in the United States and 11 provisional or pending U.S. patent applications. We also had three patents issued in Israel, four patents pending in Israel, five pending patent applications in the European Patent Office and two pending Patent Cooperation Treaty patent applications, which are the counterparts of our U.S. patent applications. As of March 31, 2022, we had three patents issued in each of Japan and China, two patents pending in each of Japan and China, 11 pending patent applications in Korea and six pending patent applications in Hong Kong. Our issued patents generally expire between the years 2032 and 2034, and some are directed to various features and combinations of features of the Nanox.ARC and the others for AI and teleradiology. We also have six trademarks granted and one trademark pending in Israel.

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

E. Critical Accounting Estimates

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

Use of Estimates in the Preparation of Financial Statements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and such differences may have a material impact on our consolidated financial statements. As applicable to the consolidated financial statements, the most significant estimates relate to assets acquired and liabilities assumed through business combination, goodwill impairment, useful lives of intangible assets, deferred taxes and share-based payments.

Functional Currency

The U.S. dollar is the currency of the primary economic environment in which our and our subsidiaries’ operations are conducted. A substantial portion of the operational costs are denominated in U.S. dollars. Accordingly, our functional currency is the U.S. dollar (“primary currency”).

Foreign currency assets and liabilities are translated into the primary currency using the exchange rates in effect on the consolidated balance sheet date. Equity accounts are translated at historical rates, except for the change in accumulated deficit during the year, which is the result of the income statement translation process. Revenue and expense accounts are translated using the weighted average exchange rate during the period. Currency transaction gains and losses are presented in financial income and expenses, net.

Business Combination

We allocate the fair value of consideration transferred in a business combination to the assets acquired, liabilities assumed, and non-controlling interests in the acquired business based on their fair values at the acquisition date. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. The excess of the fair value of the consideration transferred plus the fair value of any non-controlling interest in the acquiree over the fair value of the assets acquired, liabilities assumed in the acquired business is recorded as goodwill. The fair value of the consideration transferred may include a combination of cash, equity securities, earn out payments and deferred payments. The allocation of the consideration transferred in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date. The cumulative impact of revisions during the measurement period is recognized in the reporting period in which the revisions are identified. We include the results of operations of the businesses that we have acquired in our consolidated results prospectively from the respective dates of acquisition. We record obligations in connection with our business combinations at fair value on the acquisition date. Each reporting period thereafter, we revalue earn-out liabilities and record the changes in their fair value in the consolidated statements of operations and comprehensive loss. Changes in the fair value of earn-out liabilities can result from adjustments to the discount rates, our shares price, sales and profitability targets. This fair value measurement represents Level 3 measurements, as it is based on significant inputs not observable in the market. Significant judgment is required in determining the assumptions utilized as of the acquisition date and for each subsequent period. Accordingly, changes in the assumptions described above could have a material impact on the our consolidated results of operations.

Marketable Securities

All highly liquid investments are classified as marketable securities and have been classified and accounted for as available-for-sale. We classify our marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Unrealized gains and losses on marketable debt securities classified as available-for-sale are recognized in other comprehensive income/(loss).

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

%
Computers and electronic equipment	15–33
Office furniture and lab equipment	6-20
Machines	10-20
Leasehold Improvement	10
Land	0
Construction in progress	0

Goodwill

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the business combination date over the fair values of the identifiable net assets acquired. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. We allocate goodwill to our reporting units based on the reporting unit expected to benefit from the business combination.   The primary items that generate goodwill include the value of the synergies between the acquired companies and us and the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset. ASC 350, “Intangibles - Goodwill and other” (“ASC 350”) requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances and written down when impaired. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the quantitative goodwill impairment test two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative first step of the goodwill impairment test. The provisions of the accounting standard for goodwill allow us to first assess qualitative factors to determine whether it is necessary to perform the next goodwill impairment quantitative test. Examples of events or circumstances that may be indicative of impairment include but are not limited to: macroeconomic and industry conditions, overall financial performance and adverse changes in legal, regulatory, market share and other relevant entity specific events. The carrying value of each reporting unit is determined by assigning the assets and liabilities, including the existing goodwill, to those reporting units. When necessary, we record charges for impairments of goodwill for the amount by which the carrying amount exceeds the fair value of these assets.

Other Intangible Assets, net

Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life. Amortization of acquired developed technology, trade names, customer relationships and patents are recorded under cost of revenues and selling and marketing expenses. In addition, the remaining amortization period for the impaired asset would be reassessed and, if necessary, revised. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed periodically for impairment.

Impairment of Long-Lived Assets

Our long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2021 and 2020, no impairment triggering events were identified.

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

Revenue Recognition

The majority of our revenues are derived from our teleradiology services fees received from various payors based on established billing rates. Revenues are derived directly from hospitals and healthcare providers. We recognize revenue in the period in which the performance obligation is satisfied. We record the amount of revenue that reflects the consideration that we expect to receive in exchange for those services. We apply the following five-step model in order to determine this amount: (i) identification of the contract with a customer; (ii) identification of the promised services in the contract and determination of whether they represent performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation. We record deferred revenue for any upfront payments received in advance of our performance obligations being satisfied. These contract liabilities consist principally of unearned teleradiology service fees.

Research and Development Expenses

Research and development expenses are charged to the statement of operations as incurred and consist primarily of personnel, materials and supplies for research and development activities.

Income Tax

1)	We account for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015-17.

2)	Taxes that would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred income taxes, as it is our intent and ability to hold these investments.

3)	We account for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. We accrue interest and penalties related to unrecognized tax benefits under taxes on income (tax benefit).

4)	Valuation allowances are provided unless it is more likely than not that the deferred tax asset will be realized. In the determination of the appropriate valuation allowances, we consider future reversals of existing taxable temporary differences, the most recent projections of future business results, prior earnings history, carryback and carry forward and prudent tax strategies that may enhance the likelihood of realization of a deferred tax asset. Assessments for the realization of deferred tax assets made at a given balance sheet date are subject to change in the future, particularly if earnings of a subsidiary are significantly higher or lower than expected, or if we take operational or tax positions that could impact the future taxable earnings of a subsidiary.

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

We estimated the grant date fair value of share options for the years ended December 31, 2021, 2020 and 2019 using the Black-Scholes option-pricing model. Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including estimated fair value of our ordinary share price, expected share price volatility and expected term.

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

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information concerning our executive officers and directors, including their ages, as of April 1, 2022:

Name	Age	Position
Executive Officers
Ran Poliakine	54	Founder, Chairman of the Board
Erez Meltzer	64	Chief Executive Officer, Director
Ran Daniel	54	Chief Financial Officer
James Dara	52	General Manager Source & Services Division
Ofir Koren	52	General Manager Nanox.ARC Division
Pini Ben Elazar	52	General Manager Nanox AI
Tamar Aharon Cohen	45	Chief Marketing Officer
Guy Yoskovitz	43	Chief Clinical Officer
Gali Yahav Attias	43	Chief of Staff
Anat Kaphan	52	Chief Innovation Officer
Orit Wimpfheimer	51	Chief Medical Officer and Vice President Product Nanox AI

Non-Employee Directors
Floyd Katske	70	Director
Richard Stone	79	Director
Noga Kainan	67	Director
Dan Suesskind	78	Director
Erez Alroy	59	Director

Executive Officers

Erez Meltzer has served as a member of our board of directors since December 2019 and in January 2022, assumed the role of our Chief Executive Officer. Mr. Meltzer served as the Executive Chairman of the board of directors of Hadassah Medical and University Center from 2014 to 2020. Since 2008, Mr. Meltzer has served as a teaching professor at the Tel Aviv Faculty of Medicine in the area of crisis management. Mr. Meltzer served as Executive Vice Chairman and Chief Executive Officer of Gadot Chemicals & Shipping Group from 2008 to 2013. Prior to that, Mr. Meltzer served as Chief Executive Officer of Africa-Israel Ltd from 2006 to 2008 and President and Chief Executive Officer of Netafim Ltd from 2001 to 2006. Mr. Meltzer also served as Chief Executive Officer of Creo Scitex from 1996 to 2001. Mr. Meltzer serves as a director of Turpaz Industries Ltd (TASE), Eltek Ltd. (NASDAQ) and Hadasit Bio Holdings Ltd. (TASE) as well as of a number of private companies.

Ran Daniel has served as our Chief Financial Officer since August 2021. Mr. Daniel has extensive experience working as a chief financial officer in both rapidly growing companies and publicly traded companies. Mr. Daniel served as the chief financial officer of the IDH Group from 2012 until 2014, the chief financial officer of Elie Tahari family office from 2014 to 2016, the chief financial officer of Blue Sphere Corporation from 2016 to 2018 and Chief Financial Officer at Cuentas from 2018 to present. Mr. Daniel is licensed as a Certified Public Accountant in the United States and Israel, Chartered Financial Analyst (CFA) and is admitted to practice law in the State of New York. Mr. Daniel holds a Bachelor of Economics, a Bachelor of Accounting and an MBA in Finance from the Hebrew University of Jerusalem, as well as a Graduate Degree in Law from the University of Bar-Ilan.

James Dara has served as our General Manager Source & Services Division since January 2022, after having served as our Chief Operating Officer beginning in January 2021. Prior to joining us, Mr. Dara served as President of myCharge from 2012 to 2020. Prior to myCharge, Mr. Dara served as Vice President of Business Development for Powermat Technologies Ltd. from 2009 to 2014 and as Interim CEO and Vice President of Business Development of Wellsense Technologies Ltd. from 2009 to 2015. From 2003 to 2009, Mr. Dara served as Chief Sales Officer, Senior Vice President and General Manager of North America for Braintech Inc. In addition, from 1998 to 2002, Mr. Dara served as a Sales Manager and Sales Engineer for ITW Shakeproof Group. Mr. Dara received his Bachelor of Science degree in Mechanical Engineering from Michigan State University, and his Master’s degree in Finance from Walsh University.

Ofir Koren has served as our General Manager Nanox.ARC Division since January 2022, after having served as our Chief Technology Officer beginning in January 2021. Prior to joining us, Mr. Koren served as General Manager Israel and Vice President of Research & Development and Regulatory at ReWalk Robotics from 2013 to 2021. From 2012 to 2013, Mr. Koren served as Research & Development Manager for ReWalk Robotics. Prior to ReWalk Robotics, Mr. Koren served as General Manager at RuggedCOM from 2009 to 2012. From 2007 to 2009, Mr. Koren served as Vice President of Research & Development at Alvarion. Mr. Koren served as Research & Development Director at Alvarion from 2004 to 2007. Mr. Koren received his Bachelor of Science degree in Electrical Engineering from Tel Aviv University, and he holds an M.B.A. degree from Heriot-Watt University.

Tamar Aharon Cohen has served as our Chief Marketing Officer since January 2021. Prior to joining us, Ms. Aharon Cohen served as the Chief Executive Officer of Tempo Beverages Cyprus Ltd. from 2017 to 2021. Ms. Aharon Cohen served as a Marketing Manager and a Division Manager at Tempo Beverages Ltd. from 2010 to 2017. From 2006 to 2010, Ms. Aharon Cohen served as a Marketing Manager for L’Oréal Israel. Ms. Aharon Cohen holds a LLB degree, a B.A. degree in Management and an executive M.B.A. degree, all from Tel Aviv University.

Guy Yoskovitz has served as our Chief Clinical Officer since January 2022. Prior to that, Dr. Yoskovitz served as our VP Clinical Innovation, reporting to the Chief Product Officer, beginning in November 2019. Prior to joining the company and from 2014, Dr. Yoskovitz served as Head of International Ventures & Deputy Director of Research, Innovation and International Affairs Authority, and as a lecturer, at Holon Institute of Technology, Israel. Dr Yoskovitz holds a PhD in Human Genetics from the Faculty of Biology, University of Barcelona; an MSc degree in Medical Sciences from the School of Graduate Studies, The Faculty of Medicine, Tel Aviv University, Israel; and a BSc degree in Computational Biology from Bar Ilan university, Israel.

Pini Ben Elazar has served as General Manager Nanox AI since March 2022. Mr. Ben Elazar brings 25 years of strategic and commercial expertise in the healthcare industry. Mr. Ben Elazar previously served on the board of Zebra Medical. From 2003 to March 2022, Mr. Ben Elazar has served as Chief Executive Officer of Mor Research Applications, a technology transfer organization of Clalit Health Services, the largest health maintenance organization in Israel and the second-largest HMO in the world. Mr. Ben Elazar holds an MBA degree from Johnson & Wales University, Providence, RI.

Gali Yahav Attias has served as our Chief of Staff since December 2022 and commencing May 2022, she is expected to also serve as Vice President Corporate Resources. Ms. Yahav Attias first joined our company as project manager in August 2021. From 2007 to 2021, Ms. Yahav Attias served as the secretary of the Board and the external audit committee and the compliance officer of Hadassah Medical and University Center. From 2014 to 2017, Ms. Yahav Attias also served as the executive liaison of the government recovery agreement implementation in Hadassah Medical Center. Ms. Yahav Attias holds a B.A. degree in Social Sciences and Humanities from the Open University of Israel.

Anat Kaphan has served as our Chief Innovation Officer since January 2022, after having served as our Vice President of Product Marketing from September 2019. Prior to joining us, Ms. Kaphan served as Vice President of Product and Marketing at Mazor Robotics Ltd. from 2015 to 2018, and General Manager at Essence Group from 2014 to 2015. She also served as Marketing Director at Phillips from 2011 to 2014. Prior to that, Ms. Kaphan served as Business Development Director at Lumenis from 2001 to 2011 and Product Manager at Elscint Ltd. from 1991 to 2001. Ms. Kaphan holds an M.B.A. in International marketing from Tel Aviv University and received her bachelor’s degree in Economics and Accounting from Haifa University

Dr. Orit Wimpfheimer has served as our Chief Medical Officer and Vice President Product Nanox AI since January 2022. Dr. Wimpfheimer previously held the position of Chief Medical Officer and Head of Product Strategy at Zebra Medical Vision, until its acquisition by the Company. Dr. Wimpfheimer is the co-founder of Remote Radiology International, with over 20 years of experience in the radiology field. Dr Wimpfheimer received her MD degree from Albert Einstein College of Medicine and completed her diagnostic radiology residency at New York Presbyterian Hospital in New York.

Non-Employee Directors

Ran Poliakine, our founder, has served as a member of our board of directors since our inception and has served as the Chairman of the Board of Directors since the closing of our initial public offering. Mr. Poliakine served as our Chief Executive Officer from September 2019 until January 2022, and has served as Chief Executive Officer of Nanox Gibraltar from August 2018 until November 2019. Prior to that, Mr. Poliakine served as Chief Strategy Officer of Nanox Gibraltar from June 2015 to August 2018. Mr. Poliakine is a serial entrepreneur and has founded numerous companies over the past two decades, including SixAI Ltd. (“SixAI”) and its two controlled subsidiaries 634 Ai Ltd. (“634 Ai”) and Musashi Ai Ltd., Powermat Technologies Ltd., Wellsense, Inc., Wellsense Technologies Ltd., Tap Systems, Inc. and Illumigyn Ltd. (“Illumigyn”). Mr. Poliakine is the chief executive officer and a member of the board of directors of SixAI, the chairman of the board of directors and a senior advisor to Illumigyn, and a member of the board of directors of Powermat Technologies Ltd., 634 Ai and CLKIM Ltd.

Dr. Floyd Katske has served as a member of our board of directors since February 2020. Dr. Katske is a urologic surgeon who graduated with honors from the George Washington University School of Medicine and then trained in urology at the University of California, Los Angeles. Dr. Katske served as the Chief of Urology at the UCLA/OliveView Medical Center and the Chief of Surgery and Chief of Staff at the Henry Mayo Newhall Hospital in Los Angeles.  In 1997, Dr. Katskewas elected the President of the California Urological Association - the largest such professional organization in the United States. Dr Katske has published more than 60 academic papers on various fields of surgery and urology. Dr. Katske currently sits on the Board of Directors of Triurol Inc, and is the President of the Hutton Family Foundation.

Richard Stone has served as a member of our board of directors since November 2019. Professor Stone has taught at Columbia University Law School since 1974, and became Professor Emeritus in 2018. Professor Stone has taught courses in several fields of business law, specializing in federal income taxation. From 1969 to 1973, Professor Stone served in the United States Justice Department as Assistant to the Solicitor General of the United States. Beginning in 1981, Professor Stone began providing consulting to private and public technology start-ups, primarily in the biotechnology field. Professor Stone co-founded several biotechnology companies, including Lev Pharmaceuticals, Siga Technologies and OptMed. In 2007, Professor Stone began working primarily with Israeli technology companies, mostly in the medical space. Professor Stone is a member of the board of directors of OptMed, Inc., Espro Information Technologies, Quality In Flow, LabStyle Innovations and Illumigyn. Professor Stone received his bachelor’s degree, Magna Cum Laude, from Harvard College, and his Juris Doctor degree, Magna Cum Laude, from Harvard Law School.

Noga Kainan has served as a member of our board of directors since February 2021. Ms. Kainan established in 2008 the forum for owners, chairpersons and CEOs of the leading companies in the Israeli economy. Ms. Kainan also serves as chairperson of the CFO Forum, which brings together the CFOs of the leading companies in the economy, since she established it in 1997. Ms. Kainan’s public activities include membership in committees in the Israeli Prime Minister’s Office, member in the Board of Trustees of Bar Ilan University, the College of Management in Israel, and the council of NGO for IDF soldiers’ welfare. Ms. Kainan heads an association that she founded to promote the integration of autistic students in academia. Ms. Kainan served as a director of the following companies traded on the Tel Aviv Stock Exchange: Bizportal Ltd., Poalim I.B.I – Managing & Underwriting Ltd. and Analyst Provident Funds Ltd. Ms. Kainan also served as director at Oil Refineries Ltd. before the company was listed on the Tel Aviv Stock Exchange. Ms. Kainan served as a representative at the International Association of Financial Executives Institutes (IAFEI). Ms.  Kainan, co-authored “Israel - Success Story,” translated to English under the name: “Israel - Island of Success.” Ms. Kainan has a bachelor’s degree in art and literature from Haifa University and an M.B.A. degree from Tel Aviv University.

Dan Suesskind has served as a member of our board of directors since February 2021. Mr. Suesskind served as the Chief Financial Officer of Teva Pharmaceutical Industries Ltd. (“Teva”) from 1977 to 2008 and as a director of Teva for several periods of time until 2018. Mr. Suesskind also served as a director of the following companies: Israel Corporation Ltd., Redhill Biopharma Ltd., Syneron Medical Ltd., Migdal Ltd., Ness Technologies Inc., The First International Bank of Israel, First International Selective Investment – Portfolio Management Company Ltd., LanOptics Ltd., ESC Medical Systems and the Hadassah Medical Center in Jerusalem. Mr. Suesskind is currently a director of Nextar Chempharma Solutions Ltd., Sanotize Research and Development Corp., Imed Infinity Medical Limited partnership (TASE) and The Jerusalem Foundation. Mr. Suesskind’s public activities include membership in the Investment Committee of the Israeli Academy of Sciences and Humanities, the Ben Gurion University and the Jerusalem Foundation. Mr. Suesskind is a member of the Board of Trustees of the Hebrew University of Jerusalem and of the Board of Trustees of the Ben Gurion University. Mr. Suesskind has a bachelor’s degree in economics and political science from the Hebrew University of Jerusalem and an M.B.A. degree from the University of Massachusetts.

Erez Alroy was appointed by our board of directors to serve as a member of our board of directors as of March 31, 2022. From 2014 and until 2020, Mr. Alroy was a major shareholder and the chairman of Migvan Engineering and Technology. For almost 20 years, Mr. Alroy held various positions in the Shahal group, including 15 years as chief executive officer of SHL Telemedicine (SIX: SHLTN). Currently Mr. Alroy is a private investor and holds several board positions, including SHL Telemedicine Ltd. and Merhavia Holdings and Investments Ltd. (TASE), an investment firm that invests mainly in life science and healthcare companies. Mr. Alroy holds an MBA degree from the Hebrew University of Jerusalem.

B. Compensation

Compensation of Executive Officers and Directors

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and other two most highly compensated executive officers on an individual, rather than an aggregate, basis. The aggregate compensation, including share-based compensation, paid or expensed by us to our executive officers and directors for the year ended December 31, 2021 was approximately $9.2 million. In addition, approximately $0.3 million in the aggregate was set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. This amount does not include business travel, relocation, professional and business association dues, meals and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel, on the same basis for all full-time employees generally.

The table below sets forth the salary expenses and social benefit costs of our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

	Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)	Total

Ran Poliakine, Chairman of the Board and Former Chief Executive Officer(6)	$720,000	$237,600	$180,000	$4,238,872	$5,376,472
Ofir Koren Head of the Nanox.ARC Division	279,372	92,193	20,836	567,763	960,164
James Dara, Head of Source and Services Division	230,000	34,897	72,000	567,763	904,661
Itzhak Maayan, Former Chief Financial Officer(7)	221,850	73,211	49,536	575,287	919,884
Tamar Aharon Cohen, Chief Marketing Officer	214,353	70,736	16,334	187,490	488,193
Total	$1,665,575	$508,637	$388,706	$6,137,176	$8,650,094

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our Company, as recorded in our financial statements for the year ended December 31, 2021.

(2)	Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2021.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for pension, severance, vacation, car or car allowance, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines, regardless of whether such amounts have actually been paid to the executive.

(4)	Amounts reported in this column refer to Variable Compensation such as incentives and earned or paid bonuses as recorded in our financial statements for the year ended December 31, 2021.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2021 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 12 to our audited consolidated financial statements, which are included in this annual report.

(6)	Ran Poliakine ceased to serve as our Chief Executive Officer on December 31, 2021, although his formal notice period ends on June 30, 2022.

(7)	Itzhak Maayan ceased to serve as our Chief Financial Officer in October 2021.

We pay each of our non-employee directors a cash fee of $36,000 per year plus an additional annual fee for service on a board committee of $7,500 per each committee (or $15,000 for the chairperson of a committee). In addition, according to our Compensation Policy, our non-employee directors receive, upon appointment or election to the board of directors, options to purchase our ordinary shares with an economic value at the date of grant of $580,723, vesting quarterly over a period of four years, with full acceleration upon consummation of an M&A Transaction (as defined in our 2019 Equity Incentive Plan).

Effective as of January 1, 2021, we appointed Erez Meltzer as a “Designated Director,” as defined in and pursuant to our Compensation Policy, and paid him additional compensation in such capacity, consisting of cash compensation of $80,000 per year and $200,000 in equity-based compensation per year in the form of RSUs to be granted in four equal quarterly installments, calculated according to the fair market value of our ordinary shares on the last trading day of each such quarter. Mr. Meltzer ceased to serve as a Designated Director on December 31, 2021, effective as of his appointment as our Chief Executive Officer.

Directorship Agreements

We have entered into directorship agreements with each of our directors, pursuant to which such directors serve on our board of directors. Pursuant to these agreements, each director was granted options under our 2019 Equity Incentive Plan. For information regarding the beneficial ownership of our ordinary shares by our directors, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” .

Employment Agreements

We have entered into written employment agreements with all of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Employee Matters—Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefitting from the expertise of some of our former employees” for a further description of the enforceability of non-competition clauses.

We entered into an employment agreement with Ran Poliakine, our founder, a director and our former Chief Executive Officer. Pursuant to the agreement, if the Company terminates Ran Poliakine’s employment and waives his obligation to perform services during the notice period of 180 days, Ran Poliakine will be entitled to receive payments of his base salary and social benefits in lieu of notice for the waived period, up to the full notice period for an immediate termination. The agreement provided Ran Poliakine with a gross monthly base salary equal to $40,000 which was increased to $60,000 upon the consummation of our initial public offering in August 2000. Mr. Poliakine resigned from his position as Chief Executive Officer effective as of January 1, 2022 and his employment will terminate after the 180 days’ notice period. Mr. Poliakine continues to serve as chairman of our board of directors.

We entered into an employment agreement with Mr. Meltzer, who has served as a director since December 2019, in connection with his appointment as our Chief Executive Officer, effective as of January 1, 2022. Under the agreement, Mr. Meltzer is entitled to a gross annual salary of US$900,000. In addition, Mr. Meltzer is entitled to an annual bonus (discretionary and based on measurable criteria) of US$900,000, with a guaranteed bonus of at least US$450,000 for the 2022 fiscal year if his employment is continued through the entire fiscal year, with the possibility to withdraw an advance payment on account of the 2022 annual bonus, subject to full recourse (clawback) if the bonus is not earned. Under the agreement, we and Mr. Meltzer is required to provide six months’ prior notice of employment termination and we are required to provide 270 days’ notice if we terminate the employment during the first year of employment (except for “Cause” as defined in his employment agreement, in which case no prior notice will be required). If we terminate Mr. Meltzer’s employment and waive his obligation to perform services during the notice period, Mr. Meltzer will be entitled to receive payments of his base salary, social benefits and a company car in lieu of notice for the waived period, up to the full notice period for an immediate termination. In connection with his appointment as our Chief Executive Officer, we granted Mr. Meltzer options to purchase 300,000 ordinary shares at an exercise price of US$23.84 under our 2019 Equity Incentive Plan, which vest equally on a quarterly basis over 16 quarters commencing effective as of January 1, 2022, subject to the continuous engagement by us at each vesting date. These options will have full acceleration in case of consummation of a Deemed Liquidation (as such term is defined under our 2019 Equity Incentive Plan).  The above equity compensation is in addition to Mr. Meltzer’s equity compensation as a director. Mr. Meltzer does not receive additional cash compensation as a director.

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

During the year ended December 31, 2021, our directors and officers were granted a total of options to purchase an aggregate of 320,510 ordinary shares, with a weighted average exercise price of $45.81 per share, and 7,917 RSUs under our 2019 Equity Incentive Plan. As of December 31, 2021, options to purchase 1,247,852 ordinary shares granted to our executive officers and directors under our 2019 Equity Incentive Plan, at a weighted average exercise price of $13.85, and 2,953 RSUs granted under the 2019 Equity Incentive Plan, were outstanding.

For a description of our compensation policy, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Compensation Committee.”

C. Board Practices

Board of Directors

Our board of directors currently consists of seven directors. Four of our directors qualify as independent directors under the corporate governance standards of the Nasdaq corporate governance rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Under our amended and restated articles of association, the number of directors on our board of directors will be no less than five and no more than ten. The minimum and maximum number of directors may be changed, at any time and from time to time, by vote of our shareholders.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2021 and after, at each annual general meeting, the term of office of only one class of directors will expire. Each director holds office until the third annual general meeting of our shareholders and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law or unless removed from office as described below.

Our directors are divided among three classes as follows: the Class I directors, consisting of Erez Meltzer and Richard Stone, will hold office until our annual general meeting of shareholders to be held in 2024; the Class II directors, consisting of Erez Alroy, Floyd Katske and Noga Kainan, will hold office until our annual general meeting of shareholders to be held in 2022; and the Class III directors, consisting of Ran Poliakine and Dan Suesskind, will hold office until our annual general meeting of shareholders to be held in 2023.

Each of the directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office. Under our amended and restated articles of association, the approval of the holders of at least sixty-six and two-thirds percent or more of the votes cast by those shareholders voting in person or by proxy (including by voting deed) is required to remove any of our directors from office (excluding abstentions).

Under our amended and restated articles of association, our board of directors may appoint directors to fill vacancies on our board of directors, including if the number of directors is below the maximum number of directors who may serve as provided in our amended and restated articles, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) has been vacated, or in case of a vacancy due to the number of directors serving being less than the maximum number stated in our amended and restated articles, the board of directors shall determine at the time of appointment the class to which the additional director shall be assigned.

Under Israeli law, the chief executive officer or a relative of the chief executive officer of a public company may not serve as the chairman of the board of directors of the company and the chairman or a relative of the chairman may not be vested with the authority of the chief executive officer, in each case, unless approved by a special majority of our shareholders as required under the Companies Law. The shareholders’ approval can be provided for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years. In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer; and the chairman of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but he or she may serve as a director or chairman of a controlled subsidiary. Prior to our initial public offering, we obtained our shareholders’ approval that Mr. Ran Poliakine may serve as both our chairman of the board of directors and chief executive officer for a period of up to five years from the closing of our initial public offering. Mr. Poliakine retired from the position of Chief Executive Officer effective as of January 2022 and continues to serve as chairman of our board of directors.

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

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies with shares listed on the Nasdaq, are required to appoint at least two external directors within three months of the closing of the initial public offering. While we exceeded the three-month period, our shareholders approved the appointment of two external directors, Noga Kainan and Dan Suesskind as external directors in February 2021.

However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the Nasdaq Global Market, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

On March 28, 2022, in accordance with these regulations, our board of directors elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors, effective as of March 31, 2022. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the Nasdaq Global Market, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers. Our directors who were previously designated as external directors, Noga Kainan and Dan Suesskind shall continue to serve to serve as “ordinary” (non-external) directors, as Class II and Class III directors, respectively, until the end of the term of their respective class.

Audit Committee

Companies Law Requirements

In accordance with regulations promulgated under the Companies Law described above, on March 28, 2022, our board of directors elected to “opt out” from the Companies Law requirement to appoint external directors and related rules concerning the composition of the audit committee and compensation committee, effective as of March 31, 2022. Under such exemption, among other things, the composition of our audit committee must comply with the requirements of SEC and Nasdaq rules.

Nasdaq Listing Requirements

Under the Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate, none of whom has participated in the preparation of our or any of our subsidiary’s financial statements at any time during the prior three years and one of whom has accounting or related financial management expertise.

In accordance with U.S. law and Nasdaq requirements, our audit committee is responsible for the appointment, compensation and oversight of the work of our independent auditors and for assisting our board of directors in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.

Our audit committee consists of Noga Kainan, Dan Suesskind and Richard Stone. Noga Kainan serves as chairperson of the audit committee. Our board of directors has determined, in its business judgment, that Noga Kainan is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

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

The audit committee charter states that in fulfilling its role the committee is empowered to conduct or authorize investigations into any matters within its scope of responsibilities.

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

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have, and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning, any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder.

Compensation Committee

In accordance with regulations promulgated under the Companies Law described above, on March 28, 2022, our board of directors elected to “opt out” from the Companies Law requirement to appoint external directors and related rules concerning the composition of the audit committee and compensation committee, effective as of March 31, 2022.

Under the Nasdaq corporate governance rules, we are required to maintain a compensation committee consisting of at least two directors, each of whom is an independent director within the meaning of the Nasdaq corporate governance rules. Our compensation committee currently complies with the provisions of Nasdaq corporate governance rules relating to composition requirements.

The compensation committee consists of Dan Suesskind, Noga Kainan and Erez Alroy, and assists the board of directors in determining compensation for our directors and officers. Dan Suesskind serves as chairperson of the compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

●	to recommend to the board of directors the compensation policy for directors and officers, and, once every three years, or five years from a company’s initial public offering, to recommend to the board of directors, whether the compensation policy that had been approved should be extended for a longer period of time;

●	to recommend to the board of directors updates to the compensation policy, from time to time, and examine its implementation;

●	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee; and

●	to decide whether the compensation terms of the chief executive officer, which were determined pursuant to the compensation policy, will be exempted from approval by the shareholders because such approval would harm the ability to engage the chief executive officer.

In addition to the roles mentioned above, our compensation committee may also make recommendations to our board of directors regarding the awarding of employee equity grants.

Compensation Policy

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy requires the approval of the general meeting of the shareholders. In public companies such as our company, shareholder approval by a majority vote of the ordinary shares present and voting at a meeting of shareholders called for such purpose is required, provided that either: (i) such majority includes the majority of the votes of those shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the approval of the compensation policy, who voted at the meeting (excluding abstentions) or (ii) the total number of votes against the proposal among the shareholders mentioned in clause (i) does exceed 2% of the voting rights in the company. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is in the best interests of the company.

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

The compensation policy must also include, with regard to variable components:

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

Approval of Compensation of Directors and Executive Officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

●	at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter and who vote against the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.

Executive officers other than the Chief Executive Officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the Chief Executive Officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and(iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder who is not the Chief Executive Officer, or a director requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the Chief Executive Officer shall not require the approval of the compensation committee if (i) the amendment is approved by the Chief Executive Officer and the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the Chief Executive Officer) may be approved by the Chief Executive Officer and (ii) the engagement terms are consistent with the company’s compensation policy.

Chief Executive Officer. Under the Companies Law, the compensation of a public company’s Chief Executive Officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the Chief Executive Officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a Chief Executive Officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the Chief Executive Officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy and that the Chief Executive Officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the Chief Executive Officer candidate. In the event that the Chief Executive Officer also serves as a member of the board of directors, his or her compensation terms as Chief Executive Officer will be approved in accordance with the rules applicable to approval of compensation of directors.

D. Employees

As of December 31, 2021, we had 186 employees, of which 138 employees are based in Israel, six employees based in Japan, 25 employees based in the United States and 17 employees based in Korea. We have never experienced any employment-related work stoppages and believe our relationship with our employees is good. The following table sets out our total number of employees by function for the last three years.

Area of Activity	As of December 31, 2019		As of December 31, 2020	As of December 31, 2021
General and Administrative	10		22	76
Research and Development	9		24	91
Sales and Marketing	1		4	19
Total	20	(1)	50	186

(1)	Total does not include subcontractors.

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

E. Share Ownership

For information regarding the beneficial ownership of our ordinary shares by our directors and executive officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group; and

●	each selling shareholder.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. In determining beneficial ownership percentages, we deem ordinary shares that a shareholder has the right to acquire, including the ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of March 31, 2022, if any, to be outstanding and to be beneficially owned by the person with such right to acquire additional ordinary shares for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned prior to or after the offering is based on 52,080,400 ordinary shares outstanding as of March 31, 2022.

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

Unless otherwise noted below, the address for each beneficial owner is c/o Communications Center, Neve Ilan, Israel 9085000.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders
SK square Co., Ltd. and SK Square Americas, Inc. (formerly known as SK Telecom TMT Investment Corp.)(1)	4,869,909	8.22%
Ran Poliakine(2)	3,504,285	6.23%
Executive Officers
Erez Meltzer(3)	28,034	*
James Dara (4)	26,833	*
Ran Daniel	-	*
Ofir Koren (5)	26,833	*
Gali Yahav	-	*
Guy Yoskovitz (6)	53,575	*
Tamar Aharon Cohen (7)	10,083	*
Pini Ben Elazar	-	*
Anat Kaphan (8)	25,952	*
Orit Wimpfheimer (9)	6,589	*
Directors
Ran Poliakine(2)	3,504,285	6.23%
Erez Meltzer(3)	28,034	*
Noga Kainan(10)	2,344	*
Floyd Katske (11)	35,928	*
Richard Stone (12)	379,898	*
Dan Suesskind (13)	2,344	*
Erez Alroy	-	*
All directors and executive officers as a group (16 persons)	4,102,698	7.74%

*	Amount represents less than 1% of outstanding ordinary shares.

(1)	Based solely on the Schedule 13G filed by SK square Co., Ltd. and SK Square Americas, Inc. with the SEC on February 14, 2022, consisting of (i) 2,607,466 ordinary shares and (ii) a warrant to purchase 2,262,443 ordinary shares held by SK Square Americas, Inc., a wholly owned subsidiary of SK square. Co., Ltd.

(2)	Represents (i) 2,873,389 ordinary shares and (ii) options to purchase 630,896 ordinary shares exercisable within 60 days of March 31, 2022.

(3)	Represents (i) 4,964 ordinary shares, (ii) options to purchase 20,117 ordinary shares exercisable within 60 days of March 31, 2022 and (iii) 2,953 RSUs that vest within 60 days of March 31, 2022.

(4)	Represents options to purchase 26,833 ordinary shares exercisable within 60 days of March 31, 2022.

(5)	Represents options to purchase 26,833 ordinary shares exercisable within 60 days of March 31, 2022.

(6)	Represents (i) 13,575 ordinary shares and (ii) options to purchase 40,000 ordinary shares exercisable within 60 days of March 31, 2022.

(7)	Represents options to purchase 10,083 ordinary shares exercisable within 60 days of March 31, 2022.

(8)	Represents options to purchase 25,952 ordinary shares exercisable within 60 days of March 31, 2022.

(9)	Represents options to purchase 6,589 ordinary shares exercisable within 60 days of March 31, 2022.

(10)	Represents options to purchase 2,344 ordinary shares exercisable within 60 days of March 31, 2022.

(11)	Represents (i) options to purchase 17,602 ordinary shares exercisable within 60 days of March 31, 2022 and (iii) 18,326 RSUs that vest within 60 days of March 31, 2022.

(12)	Represents (i) 317,042 ordinary shares and (ii) options to purchase 62,856 ordinary shares exercisable within 60 days of March 31, 2022.

(13)	Represents options to purchase 2,344 ordinary shares exercisable within 60 days of March 31, 2022.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As of March 31, 2022, according to the records of Continental Stock Transfer & Trust Co., approximately 3,685,102 (or 7.1%) of our outstanding ordinary shares are held by 28 record holders in the United States, not including Cede & Co., the nominee of the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2021, to which we were or will be a party and in which the other parties included or will include our directors, executive officers, holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons.

Relationship With SKT

On June 17, 2019, Nanox Gibraltar entered into a Strategic Share Purchase Agreement with SK Telecom TMT Investment Corp. (“SKT”), Pureun Partners Asset Management Co., Ltd. and EBEST-PPAM Fund No. 9 (collectively, the “SKT Entities”), pursuant to which Nanox Gibraltar sold 2,262,443 ordinary shares to the SKT Entities for an aggregate purchase price of approximately $5.0 million. In connection with such transaction, Nanox Gibraltar also issued a warrant to SKT to acquire 2,262,443 ordinary shares at an exercise price of $20.87 per share (the “Warrant”).

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

On June 4, 2020, we entered into a Share Purchase Agreement with SKT, pursuant to which we sold 1,250,000 ordinary shares to SKT for an aggregate purchase price of $20.0 million. In connection with such agreement, we amended the Warrant to extend the exercise period to the earlier of June 17, 2025 or an exit event, which event does not include an initial public offering, and we amended the Investor Rights Agreement which grants SKT the right to appoint Mr. Jung Ho Park (or another person designated by SKT) as a director for a term of three years. In addition, we granted Mr. Park options to purchase 100,000 of our ordinary shares, vesting in equal quarterly installments over a period of four years, at an exercise price of $16.00 per ordinary share. In the event that SKT nominates any replacement director, any such director may receive options with the same terms, but the aggregate number of options granted to all such directors together shall not exceed 100,000. Mr. Park resigned from our Board of Directors in December 2021, at which time his unvested options to purchase 68,750 ordinary shares expired; however, new options to purchase the same number of ordinary shares (i.e., 68,750 shares) may be granted to any successor director, if nominated by SKT.

Furthermore, on June 4, 2020, we entered into a collaboration agreement with SK Telecom Co., Ltd. (“SK Telecom”), pursuant to which we and SK Telecom continue to explore and engage in good faith to develop a definitive agreement for the deployment of 2,500 Nanox Systems in South Korea and Vietnam. With the support of SK Telecom we established a wholly-owned subsidiary in South Korea, which in turn established our new fabrication facility in Korea for the manufacturing of MEMs X-ray chips for the Nanox.ARC. The collaboration agreement expired on December 31, 2021.

In addition, we signed an agreement with Dr. Ilung Kim, who previously served as President of SK Telecom, dated December 16, 2019, for the provision of consulting services to us. Under the agreement, we granted Dr. Kim options to purchase 1,206,290 of our ordinary shares at an exercise price of $2.21 per ordinary share. 301,572 of the options were vested as of the grant date and the remaining 904,718 options will vest in equal monthly installments over a period of three years from the vesting commencement date (September 1, 2019). All unvested options will be fully accelerated immediately prior to the closing of a Deemed Liquidation (as defined in the Equity Incentive Plan). The vested options are exercisable until the earlier of (a) the second anniversary of termination of the engagement between us and Dr. Kim or (b) the tenth anniversary from the date of grant. Effective as of July 1, 2021, the consulting agreement was replaced by an employment agreement with Dr. Kim in connection with appointment as the chief executive officer of our Korean subsidiary.

Agreements With Directors and Officers

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report.

Relationship With Illumigyn Ltd.

Since December 1, 2019, Illumigyn has sub-leased approximately 165 square meters of private office space, including access to shared public spaces, from us in Neve Ilan, Israel. Mr. Poliakine currently serves as a member of senior management of Illumigyn through a service provider agreement and is a significant shareholder primarily through indirect holdings, and he served as a member of the board of directors of Illumigyn until August 2019. In addition, Mr. Richard Stone is a significant shareholder in, and serves as a member of the board of directors of Illumigyn and Anat Kaphan, our Chief Innovation Officer, also serves as a consultant to Illumigyn. Since December 1, 2019, Illumigyn pays approximately $12,000 per month. During the years ended December 31, 2021 and 2020, the Company received from Illumigyn approximately $125,000 and $163,000, respectively, under the sub lease.

Relationship with SixAI Ltd.

On April 16, 2020, we entered into a service agreement (the “Service Agreement”) with SixAI, pursuant to which SixAI shall provide Nanox with certain software development and mechanical engineering services. The Service Agreement was effective as of March 1, 2020 and was extended by mutual agreement of the parties several times until terminated on December 31, 2021. Mr. Poliakine currently serves as a member of the board of directors of SixAI and is a controlling shareholder of SixAI. During the years ended December 31, 2021 and 2020, the Company recorded an expense of $240,000 and $355,000, respectively, relating to this agreement.

Relationship with Wellsense Technologies, Ltd.

Since February 2020, Wellsense Technologies, Ltd. (“Wellsense Technologies”) has sub-leased approximately 165 square meters of private office space, including access to shared public spaces, from us in Neve Ilan, Israel. Wellsense Technologies, Ltd. pays approximately $7,000 per month. Each of Ran Poliakine and Richard Stone is a shareholder of the parent company of Wellsense Technologies. During the years ended December 31, 2021 and 2020, the Company received from Wellsense Technologies approximately $66,000 and $59,000, respectively, under the sub lease.

Service Agreement

In February 2021, our shareholders approved the entry into an agreement with Floyd Katske, effective as of October 1, 2020, whereby Floyd Katske will assist the Chief Executive Officer and us with various tasks given his medical knowledge, expertise and experience, as may be requested from time-to-time by our Chief Executive Officer. These tasks are in addition and unrelated to his role as a director. We have agreed to pay Floyd Katske with respect to such services $200 per hour, against an invoice. The services will be limited to 100 hours in any calendar month, according to hours approved by the Chairman. In addition, we agreed to pay Floyd Katske cash compensation consisting of RSUs granted in each calendar quarter, in the amount calculated by dividing (i) two times the cash compensation paid during such quarter as aforesaid by (ii) the fair market value of our ordinary shares on the last trading day of such quarter. All tax consequences will be borne by Floyd Katske. The agreement may be terminated by 14 days’ written notice by either party.

Designated Director

Under our compensation policy, we designated Erez Meltzer as a “Designated Director,” effective as of January 1, 2021, due to his stature, added value and extraordinary contribution to us, including throughout our initial public offering process and thereafter. As a Designated Director, Erez Meltzer received additional cash compensation (in addition to the annual base compensation and annual equity compensation paid to him for service as a director) of $80,000 per year, and of $200,000 in equity-based compensation in the form of RSUs to be granted in quarterly installments, calculated according to the fair market value of our ordinary shares on the last trading day of such quarter. Mr. Meltzer ceased to serve as a Designated Director on December 31, 2021, effective as of his appointment as our Chief Executive Officer.

Directorship Agreements

We have entered into directorship agreements with each of our directors (other than Erez Alroy, who was recently appointed as a director and with whom we expect to enter into a similar directorship agreement), pursuant to which such directors will serve on our board of directors. Pursuant to these agreements, each director was granted options under our 2019 Equity Incentive Plan in the number and terms set out under “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”

Equity Incentive Plans

For a description of our equity incentive plans with members of our board of directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”

Directors and Officers Insurance Policy and Indemnification and Exculpation Agreements

Our amended and restated articles of association permit us to exculpate, indemnify and insure each of our directors and officers to the fullest extent permitted by the Companies Law. We have obtained directors’ and officers’ liability insurance which covers each of our executive officers and directors.

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

Registration Rights Agreements

We have entered into a registration rights agreement (the “Registration Rights Agreement”) that entitles certain holders of our ordinary shares and other securities convertible into or exchangeable for ordinary shares, including SK Square Americas, Inc. (formerly known as SK Telecom TMT Investment Corp.), to certain piggyback registration rights. See “Item 10. Additional Information—C. Material Contracts—Registration Rights Agreements.”

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

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we must seek the approval of the court in order to distribute a dividend, and the court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Our amended and restated articles of association provide that dividends will be paid at the discretion of, and upon resolution by, our board of directors, subject to the provision of the Companies Law.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Borrowing Powers

Pursuant to the Companies Law and our amended articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Ordinary Shares

As of December 31, 2021, we had 51,791,441 ordinary shares outstanding.

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

Quorum. In any meeting of shareholders, we will follow the quorum requirements for general meetings as set forth in our amended and restated articles of association, instead of one-third of the issued share capital as required under the Nasdaq Marketplace Rules. Pursuant to our amended and restated articles of association, the quorum required for our general meetings of shareholders will consist of at least two shareholders present in person or by proxy (including by voting deed) and holding shares conferring in the aggregate at least 25% of the voting power of the Company. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our board of directors if so specified in the notice of the meeting. At the reconvened meeting, subject to a limited exception, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Vote requirements. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

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

Redemption of Ordinary Shares

We may, subject to applicable law, issue redeemable shares or other securities and redeem the same with such terms and conditions as the board of directors may deem fit.

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

Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Acquisitions under Israeli Law

Full Tender Offer.A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s voting rights or issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the voting rights or issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

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

Special Tender Offer. The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions. A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered by shareholders who accept the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser and its controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including relatives and entities under such person’s control). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the tender offer rules under the Companies Law, will have no rights and will become dormant shares.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares voted on the proposed merger at a shareholders meeting. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders. If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value to the parties to the merger and the consideration offered to the shareholders of the target company. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors. In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party. Israeli tax law treats some acquisitions, such as share for share exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such share-for-share swap.

Anti-takeover measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. No preferred shares are currently authorized under our amended and restated articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares represented at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and our amended articles of association as described above under “—Voting Rights.” In addition, we have a classified board structure, which will effectively limit the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors, as disclosed under “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

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

C. Material Contracts

Recent Acquisition Transactions

On November 2, 2021, the Company completed the acquisition of 100% of the shares of USARAD, pursuant to the terms of the Stock Purchase Agreement, dated October 25, 2021, among the Company, USARAD, Dr. Michael Yuz, other holders of capital stock of USARAD, and holders of USARAD options

On November 3, 2021, the Company completed the acquisition of the platform and other assets of MDWEB, pursuant to the terms of the Asset Purchase Agreement, dated October 21, 2021, between the Company and MDWEB.

On November 4, 2021, the Company, consummated the merger pursuant to the terms of the Agreement and Plan of Merger, dated August 9, 2021, as amended, among the Company, Zebra (now known as Nanox AI), and Perryllion Ltd., as representative of Zebra’s equity holders.

For details regarding these agreements, see “Item 4. Information on the Company—A. History and Development of the Company”

FoxSemicon Integrated Technology, Inc. Manufacturing Agreement

On May 26, 2020, we entered into a Contract Manufacturing Agreement with FITI. Under the terms of the agreement, FITI agrees to manufacture, package, distribute and ship, and we agree to purchase, certain products and procurement and assembly services, including a minimum of 1,000 Nanox Systems per year. We agree to provide FITI with a rolling forecast of our estimated monthly purchases, which FITI will use to prepare its supply chain to cover the material and manufacturing needs. Subsequently, we will send purchase orders to FITI for certain products and services. Prices for the products will be agreed by the parties at least 90 days prior to the first expected delivery date. FITI will be entitled to order materials in accordance with an approved supplier list and on the terms that the parties agree upon on a quarterly basis, and FITI must obtain our prior written consent if it procures materials from other suppliers. FITI may also purchase materials from us to support orders pursuant to our requests. The parties also agree to enter into a quality agreement, which will set forth the manufacturing standards applicable to FITI. The agreement will be in effect for three years from the date of the agreement and is renewable for successive terms of one year unless or until either party notifies the other in writing of its intention not to renew with 90 days’ prior notice. The agreement has not yet been implemented. The agreement may be terminated by notice of the non-breaching party in case of a material breach of a party’s material obligations, or by either party in case of the bankruptcy or insolvency of the other party.

Warrant Agreements

As of March 31, 2022, there were two outstanding warrants, which are currently exercisable: (i) a warrant issued upon the consummation of our initial public offering to A-Labs Advisory & Finance Ltd., which provided to us strategic consulting services, to purchase 50,000 ordinary shares, with an exercise price of $18 per share; and (ii) the warrant issued to SK Square Americas, Inc. (formerly known as SK Telecom TMT Investment Corp.) to purchase 2,262,443 ordinary shares, with an exercise price of $20.87 per share, as described above under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship With SKT.”

Registration Rights Agreements

We have entered into the Registration Rights Agreement with shareholders who held 14,533,835 of our ordinary shares and other securities convertible into or exchangeable for ordinary shares; however, some of these shares have been sold on the market, and the registration rights are no longer applicable. As of the date of this annual report, the registration rights apply to 2,607,466 shares held by SK Square Americas, Inc. (formerly known as SK Telecom TMT Investment Corp.).

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

In addition, as of March 31, 2022, SK Square Americas, Inc., as a holder of a warrant to purchase an aggregate of 2,262,443 ordinary shares, is entitled to piggyback registration rights under the terms of such warrant substantially similar to the registration rights described in the preceding paragraph.

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

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to scientific research and development projects, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research; or

●	The research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such tax deduction, or that the expenditure is made by a person that carries out the research and does not own an enterprise which is engaged in the field of research, or that such expenditure constitutes a participation in a research carried out by another person, in both cases, subject to the fulfillment of certain criteria set forth in the Israeli tax law.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the financing of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Capital Expenditures for scientific research incurred by a company for the promotion or development of the company, which do not meet the above conditions, are deductible in equal amounts over three years.

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

Taxation of Our Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident for tax purposes, and on the disposition of such assets by a non-Israeli resident for tax purposes if those assets are (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) located outside of Israel which mainly represent, directly or indirectly, rights to assets, property or inventory located in Israel. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below.

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

Real Capital Gain derived by corporations will be generally subject to the corporate tax rate (23% in 2022).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income—23% for corporations in 2022 and a marginal tax rate of up to 47% (in 2022) for individuals, not including excess tax (described below). Notwithstanding the foregoing, Real Capital Gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributable, (iii) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, alone or together with another by Israeli residents, and (iv) if the seller is a corporation, there is no Israeli resident that is entitled to 25% or more of the revenues or profits of the corporation, directly or indirectly. In addition, such exemption would not be available to a person whose capital gains from selling or otherwise disposing of the securities are deemed to be business income. In addition, this exemption shall not be relevant to the part of the capital gains allocable to the holding period before the shares were listed for trading on the stock exchange (however, such portion might also be exempt from tax in Israel if certain criteria are met).

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

Upon the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, generally need to be filed and an advanced payment must be paid on January 31 and July 31 of every calendar year in respect of sales of securities made within the previous six months. However, if all tax due was withheld according to applicable provisions of the Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Dividends

We have never paid cash dividends. A distribution of dividends to a Preferred Enterprise to an Israeli resident individual, will generally be subject to withholding tax at a rate of 25% or 30% if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel (although, if such dividends are subsequently distributed to non-Israeli individuals or a non-Israeli company, withholding tax at a rate of 25% or such lower rate as may be provided if an applicable tax treaty will apply (subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced tax rate)).

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

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer and (ii) the non-Israeli resident is not subject to Excess Tax in Israel, and; (iii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Excess Tax

Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax on annual income exceeding a certain threshold (NIS 663,240, for 2022), which amount is linked to the Israeli consumer price index and therefore is usually adjusted on an annual basis, at a rate of 3%, including, but not limited to, income derived from dividends, interest and capital gains.

Estate and Gift Tax

Israeli law presently does not impose estate tax or in general gift taxes.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares. This summary applies only to investors that are U.S. Holders (as defined below) that hold our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon U.S. federal tax law as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to differing interpretations or change, which change could apply retroactively and could affect the tax considerations described below. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, alternative minimum tax considerations, the Medicare tax on certain net investment income, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	holders who acquire our ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold our ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	persons holding our ordinary shares in connection with a trade or business outside the United States;

●	persons that actually or constructively own 10% or more of our stock (by vote or value);

●	investors that have a functional currency other than the U.S. dollar; and

●	partnerships or other entities classified as partnerships for U.S. federal income tax purposes, or persons holding our ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Investors are urged to consult their tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, non-U.S. and other tax consequences to them of the ownership and disposition of our ordinary shares.

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

For U.S. foreign tax credit purposes, dividends received on our ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. A U.S. Holder may be subject to Israeli withholding taxes on dividends paid on our ordinary shares. See “—Israeli Tax Considerations and Government Programs—Taxation of Our Shareholders—Dividends.” Subject to certain conditions and limitations, a U.S. Holder eligible under the U.S.-Israel Double Tax Treaty may be eligible to claim a foreign tax credit in respect of any Israeli income taxes paid or withheld with respect to dividends on our ordinary shares to the extent such taxes are nonrefundable under the U.S.-Israel Double Tax Treaty. Alternatively, a U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules governing the foreign tax credit are complex and each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. The gain or loss will generally be capital gain or loss and individuals and other non-corporate U.S. Holders who have held the ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain that the U.S. Holder recognizes may be subject to Israeli income tax and will generally be U.S. source fain, which may limit a U.S. Holder’s ability to claim a foreign tax credit for any such Israeli income tax imposed on such gain. U.S. Holders that are eligible for the benefits of the U.S.-Israel Double Tax Treaty may apply the U.S.-Israel Double Tax Treaty to treat such gain as exempt from Israeli tax, provided certain requirements are met. Pursuant to recently issued Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the U.S.-Israel Double Tax Treaty or does not elect to apply the U.S.-Israel Double Tax Treaty, then such holder may not be able to claim a foreign tax credit arising from any Israeli tax imposed on the sale or other disposition of our ordinary shares. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the U.S.-Israel Double Tax Treaty and the potential impact of the recently issued Treasury regulations.

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

Based on an analysis of our income and the value of our assets, we believe that we were not a PFIC for the taxable year ended December 31, 2021, although no assurance can be given due to the highly factual nature of such analysis. Our PFIC status for the current taxable year ending December 31, 2022 will not be determinable until after the close of the year, and it is possible that we may be classified as a PFIC for the current taxable year and for future taxable years. We believe that we were technically a PFIC for the 2020 taxable year. No assurance can be given with respect to our PFIC status for the current taxable year or any future taxable year, however. The determination of whether we are or will become a PFIC is uncertain, because it is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ordinary shares may influence whether we are classified as a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares from time to time. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy cash for active purposes, our risk of being classified as a PFIC will substantially increase.

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

The summary of U.S. federal income tax consequences set out above is for general informational purposes only. Investors are urged to consult their tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, non-U.S. and other tax consequences to them of the ownership and disposition of our ordinary shares.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and submit to the SEC, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year.

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

Interest Rate Risk

As of December 31, 2021, we had cash equivalents consisting primarily of U.S. dollar bank deposits. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. Consequently, changes in market interest rates would not have a material impact on our financial position or results of operations.

As of December 31, 2021, we had no debt outstanding and are therefore not exposed to interest rate risk with respect to the cost of servicing and repaying debt.

Inflation-related Risks

We do not believe that the rate of inflation in Israel has had a material impact on our business to date, however, our costs in Israel will increase if the inflation rate in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel. Similarly, our costs in Korea will increase if the inflation rate in Korea exceeds the devaluation of the KRW against the U.S. dollar or if the timing of such devaluation lags behind inflation in Korea.

Foreign Currency Exchange Risk

The U.S. dollar is our functional and reporting currency. However, a portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS and KRW. As a result, our statements of operations and cash flows could be adversely affected in the future due to changes in foreign exchange rates. If the NIS and KRW appreciate relative to the U.S. dollar, the dollar cost of our operations in Israel or Korea would increase, respectively, and our dollar-denominated results of operations would be adversely affected. However, as we have cash and cash equivalents denominated in U.S. dollars, we believe that changes in foreign currency exchange rates would not have a material impact on our financial position or results of operations.

Item 12.	Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Initial Public Offering

On August 25, 2020, we completed an initial public offering in the United States on Nasdaq of our ordinary shares, par value NIS 0.01 per share, pursuant to a Registration Statement on Form F-1, as amended (File No. 333-240209), which became effective on August 20, 2020. Cantor Fitzgerald & Co., Oppenheimer & Co. Inc., Berenberg and CIBC Capital Markets acted as joint book-runners. National Securities Corporation acted as co-manager for the offering.

We issued and sold 10,555,556 ordinary shares at a public offering price of $18 per share, including 1,376,812 additional ordinary shares purchased by the underwriters at the public offering price, less the underwriting discount, pursuant to the exercise in full of their option to purchase additional ordinary shares. Following the sale of our ordinary shares in connection with the initial public offering, the offering terminated.

The gross proceeds of the shares sold (including the over-allotment option) was approximately $190.0 million. The total expenses of the offering, including underwriting discounts and commissions, were approximately $20.8 million. The net proceeds we received from the offering (including the over-allotment option) were approximately $169.2 million. No payments for such expenses were made directly or indirectly to (i) any of our directors, officers or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates.

There has been no material change in the expected use of the net proceeds from our initial public offering as described in our final prospectus filed with the SEC on August 24, 2020 pursuant to Rule 424(b).

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

Management of the Company, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2021.

The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that such information is accumulated and communicated to management of the Company, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Based on their evaluation, as of the end of the period covered by this Annual Report on Form 20-F, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective due to material weaknesses in the Company’s internal control over financial reporting described below.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as described in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Internal control over financial reporting is defined as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in our conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management, under the supervision and participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this assessment, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2021, due to a lack of sufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training commensurate with our financial reporting requirements. This control deficiency contributed to the following additional control deficiencies:

●	We did not maintain effective internal controls to ensure processing and reporting of valid transactions is complete, accurate and timely. Specifically, we have not implemented a sufficient level of formal policies, procedures and documentation that define how transactions across the business cycles are initiated, recorded, processed, reported, documented, appropriately authorized and approved.

●	We did not maintain effective internal control that assure appropriate segregation of duties is maintained. Certain financial personnel had incompatible duties that allowed for the creation, review and processing of certain financial data without independent review and authorization. This material weakness affects substantially all financial statement accounts.

Each of these control deficiencies did not result in material misstatements of the consolidated financial statements; however, each of the control deficiencies described above could result in a misstatement that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that these control deficiencies constitute material weaknesses.

Remediation Efforts

Our management, with the oversight of the Audit Committee of the Board of Directors, has continued the process of remediating the material weakness. In connection with the remediation process, we have continued to make further progress in implementing a broad range of changes to our internal control over financial reporting to remediate the material weaknesses described in this item. We are committed to maintaining a strong internal control environment, including enhancing and supplementing the finance team and resources with an appropriate level of knowledge and experience in internal control over financial reporting requirements. Our actions to address the material weaknesses include:

●	Enhancing and supplementing the finance team with resources with knowledge and experience in internal control over financing reporting commensurate with our financial reporting requirements, including with responsibility for design and implementation of internal controls, increasing the number of roles, providing Company-sponsored training programs related to internal control over financial reporting.

●	Designing and implementing additional formal policies, procedures and documentation to ensure transactions are properly initiated, recorded, processed, reported, appropriately authorized and approved, including enhancing our internal review procedures.

●	Making improvements to maintain the appropriate level of segregation of duties including defining new finance personnel roles as well as designing and implementing additional independent review and authorization and compensating controls.

●	Continue implementing a new Enterprise Resource Planning system to support efficient automated controls and manual controls that are dependent on system reports.

We believe we have made substantial progress in accordance with our remediation plan. The material weaknesses will not be considered remediated until we have completed implementing the necessary controls and applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

We cannot determine when our remediation plan will be fully completed, and we cannot provide any assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts.

(c)	Attestation Report of the Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2021 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under “Item 18—Financial Statements.”

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
	2020	2021
Audit Fees(1)	$376,000	$608,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	10,000	19,000
All Other Fees(4)	—	—
Total	$386,000	$627,000

(1)	“Audit Fees” represents the aggregate fees billed or accrued for the interim reviews and audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC as well as fees related to audits in connection with our initial public offering in August 2020 and our secondary public offering in February 2021.

(2)	“Audit-Related Fees” represents the aggregate fees billed or accrued for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”

(3)	“Tax Fees” represents the aggregate fees billed or accrued for professional tax services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(4)	“All Other Fees” represents the aggregate fees billed or accrued for services rendered by our independent registered public accounting firm other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

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

As a foreign private issuer, we are permitted to follow certain Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. Pursuant to the “foreign private issuer exemption”:

●	we comply with Israeli law with respect to quorum requirements. In accordance with the Companies Law, our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general shareholder meeting. The quorum set forth in our amended and restated articles of association with respect to an adjourned meeting shall, subject to a limited exception, consist of one or more shareholders present in person or by proxy (including by voting deed), regardless of the number or percentage of our outstanding shares held by them;

●	we follow Israeli corporate governance practices instead of the Nasdaq requirements with regard to the nomination committee and director nomination procedures. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. With the exception of directors elected by our board of directors due to a vacancy, in accordance with the staggered nomination as described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors,” we intend to elect our directors to hold office until the annual general meeting of our shareholders that occurs in the third year following his or her election and until his or her successor shall be elected and qualified;

●	we intend to adopt and approve material changes to equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions. In addition, we intend to follow Israeli corporate governance practice, which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants only under certain circumstances, in lieu of Nasdaq Marketplace Rule 5635(c);

●	as opposed to making periodic reports to shareholders and proxy solicitation materials available to shareholders in the manner specified by the Nasdaq corporate governance rules, the Companies Law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. We will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules; and

●	we follow Israeli corporate governance practices instead of Nasdaq requirements to obtain shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law such as (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at our company), (ii) extraordinary transactions with controlling shareholders, (iii) terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative, (iv) private placements that will result in a change of control, (v) certain transactions, other than a public offering, involving issuances of a 20% or greater interest in us and (vi) certain acquisitions of the stock or assets of another company.

Otherwise, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Israeli corporate governance requirements under the Companies Law applicable to us.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Nano-X Imaging Ltd. are included at the end of this annual report on Form 20-F.

Item 19.	Exhibits

Exhibit No.	Description
1.1*	Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-240209) filed on August 14, 2020 with the SEC)
2.1†	Description of Securities Registered under Section 12 of the Exchange Act
4.1†	Asset Purchase Agreement, dated November 3, 2021, among MDWEB, LLC, Nano-X Imaging. and Nano-X Imaging Ltd.
4.2†	Agreement and Plan of Merger, dated August 9, 2021, among Nano-X Imaging Ltd, Zebra Medical Vision Ltd. and PerryLLion Ltd.
4.3†	First Amendment to the Agreement and Plan of Merger, dated August 9, 2021, among Nano-X Imaging Ltd, Zebra Medical Vision Ltd. and PerryLLion Ltd.
4.4†	Stock Purchase Agreement dated November 2, 2021 by and among Dr. Michael Yuz, Dr. Michael Yuz as the representative of Sellers, USARAD Holdings, Inc. and Nano-X Imaging Ltd
4.5*	Form of warrants to purchase ordinary shares issued to A-Labs Finance and Advisory Ltd. (incorporated by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.6*	Warrant to purchase ordinary shares, dated September 2, 2019, issued to SK Telecom TMT Investment Corp. (incorporated by reference to Exhibit 4.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.7*	Amendment to Warrant to purchase ordinary shares, dated June 4, 2020, issued to SK Telecom TMT Investment Corp. (incorporated by reference to Exhibit 4.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.8*	Contract Manufacturing Agreement, dated May 26, 2020, by and between the Registrant and FoxSemicon Integrated Technology, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.9*	Registration Rights Agreement by and among the Registrant and the certain shareholders named therein (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-240209) filed on August 14, 2020 with the SEC)
4.10*	2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.11*	U.S. Sub-Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.12*	Form of Indemnification Agreement between the Registrant and each director and executive officer (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-240209) filed on August 14, 2020 with the SEC)
4.13*	Compensation Policy for Executive Officers and Directors (incorporated by reference to Exhibit A to the Proxy Statement filed as Exhibit 99.1 to the Registrant’s Form 6-K (File No. 001-39461) filed on December 31, 2020 with the SEC)
4.14*	Equity Compensation Plan for Executive Officers and Directors (incorporated by reference to Exhibit B to the Proxy Statement filed as Exhibit 99.1 to the Registrant’s Form 6-K (File No. 333-001-39461) filed on December 31, 2020 with the SEC)

8.1†	List of subsidiaries of the Registrant
12.1†	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2†	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1±	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2±	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1†	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.) a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed.

†	Filed herewith.

±	Furnished herewith.

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

NANO-X IMAGING LTD

By:	/s/ Erez Meltzer
	Name:	Erez Meltzer
	Title:	Chief Executive Officer

Date: May 2, 2022

NANO-X IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nano-X Imaging Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nano-X Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date. The Company (i) lacked a sufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training commensurate with the Company’s financial reporting requirements, which contributed to additional material weaknesses as the Company (ii) did not design and maintain effective internal controls to ensure processing and reporting of transactions are complete, accurate, and timely and did not implement a sufficient level of formal policies, procedures and documentation that define how transactions across all the business cycles are initiated, recorded, processed, reported, documented, appropriately authorized and approved, (iii) did not design and maintain effective internal controls to ensure appropriate segregation of duties is maintained, and (iv) did not design and maintain effective internal controls over certain information technology ("IT") general controls for applications used in the preparation of the Company’s consolidated financial statements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's Report on Internal Control over Financial Reporting appearing in Item 15A. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in appearing under Item 15A. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Purchase Price Allocation - Nanox AI Ltd. (formally Zebra Medical Vision Ltd.)

As described in Note 3a, the Company completed the acquisition of 100% of Nanox AI Ltd. (formally Zebra Medical Vision Ltd.) on November 4, 2021 for total consideration of $129.3 million. The consideration was given by issuing the Company’s ordinary shares in an amount of $88.5 million as well additional contingent payments estimated at a fair value of $40.8 million that is payable in additional shares upon achievement of certain milestones. Management applied significant judgment in estimating the fair value of the intangible assets acquired, which included cash flow projections and the discount rate used in respect of the intangible assets recorded. In addition significant assumptions were made with respect to the contingent consideration recorded that included the achievement and timing of the milestones.

The principal considerations for our determination that performing procedures relating to the acquisition of Nanox AI Ltd. is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures relating to the fair value measurement of intangible assets acquired, the contingent consideration recorded due to the significant amount of judgment by management when developing the estimates; (ii) significant audit effort was required in evaluating the significant assumptions relating to the estimates, such as the achievement of certain milestones and the related timing of the contingent payments, as well as the cash flow projections and the discount rate used with respect of the intangible assets recorded; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) reading the share purchase agreements; (ii) testing management’s process for estimating the fair value of intangible assets; and (iii) testing management’s cash flow projections used to estimate the fair value of the intangible assets, using professionals with specialized skill and knowledge to assist in doing so. Testing management’s process included evaluating the appropriateness of the valuation methods and the reasonableness of significant assumptions, including the cash flow projections and the discount rate for the intangible assets and contingent consideration. Evaluating the reasonableness of the projections involved considering the past performance of the acquired businesses, as well as economic and industry forecasts. The discount rate was evaluated by considering the cost of capital of comparable businesses.

/s/Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

May 2, 2022

We have served as the Company’s auditor since 2019.

NANO-X IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2020
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	66,645	213,468
Marketable Securities - short term	22,066	-
Accounts receivables net of allowance for credit losses of $137 and o thousand as of December 31, 2021 and December 31,2020, respectively.	1,051	-
Prepaid expenses	3,129	4,788
Other current assets	1,966	1,537
TOTAL CURRENT ASSETS	94,857	219,793

NON-CURRENT ASSETS:
Restricted cash	127	316
Property and equipment, net	37,435	14,020
Operating lease right-of-use asset	1,725	1,359
Marketable Securities - long term	67,845	-
Intangible assets	101,826	-
Goodwill	58,298	-
Other non-current assets	1,057	661
TOTAL NON-CURRENT ASSETS	268,313	16,356
TOTAL ASSETS	363,170	236,149

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	3,134	435
Accrued expenses	3,611	1,931
Loan from a Government Agency	145	-
Deferred revenue	247	-
Contingent short term earnout liability	42,471	-
Current maturities of operating lease liabilities	881	519
Other current liabilities	2,262	1,595
TOTAL CURRENT LIABILITIES	52,751	4,480

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	950	923
Long term loan	3,796	-
Non-current deferred revenue	415	-
Contingent long-term earnout liability	5,814	-
Deferred tax liability	7,063	-
Other long-term liabilities	233	-
TOTAL NON-CURRENT LIABILITIES	18,271	923
TOTAL LIABILITIES	71,022	5,403

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at December 31, 2021 and December 31 2020, 51,791,441 and 46,100,173 issued and outstanding at September 30, 2021 and December 31, 2020, respectively	149	131
Additional paid-in capital	438,820	315,031
Accumulated other comprehensive deficit	(607)	-
Accumulated deficit	(146,214)	(84,416)
TOTAL SHAREHOLDERS’ EQUITY	292,148	230,746
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	363,170	236,149

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands
REVENUE	1,304	-	-

COST OF REVENUE	2,816	-	-

GROSS LOSS	(1,512)	-	-

OPERATING EXPENSES:
Research and development	17,122	9,210	2,717
Sales and Marketing	7,033	12,445	1,556
General and administrative	34,709	22,268	18,298
Other expenses	1,182	-	-
TOTAL OPERATING EXPENSES	60,046	43,923	22,571
OPERATING LOSS	(61,558)	(43,923)	(22,571)

FINANCIAL INCOME (EXPENSES), net	(288)	108	8
OPERATING LOSS BEFORE INCOME TAXES	(61,846)	(43,815)	(22,563)

INCOME TAX BENEFIT	48	-	-
NET LOSS	(61,798)	(43,815)	(22,563)

BASIC AND DILUTED LOSS PER SHARE	(1.28)	(1.23)	(0.90)
THE WEIGHTED AVERAGE OF THE NUMBER OF ORDINARY SHARES (in thousands)	48,216	35,654	25,181

NET LOSS	(61,798)	(43,815)	(22,563)
Other comprehensive loss:
Unrealized loss from available-for-sale securities	(607)	-	-
Total other comprehensive loss:	(607)	-	-
TOTAL COMPERHENSIVE LOSS	(62,405)	(43,815)	(22,563)

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

	Ordinary shares			Accumulated
	Number of shares	Amount	Additional paid-in capital	other comprehensive deficit	Accumulated deficit	Total
		U.S. Dollars in thousands

BALANCE AT JANUARY 1, 2019	21,924,208	58	11,596	-	(18,038)	(6,384)
CHANGES DURING 2019:
Issuance of ordinary shares and warrants, net of issuance costs	4,762,656	16	14,022	-	-	14,038
Issuance of ordinary shares to employees and non-employees upon exercise of warrants	454,166	1	136	-	-	137
Issuance of ordinary shares to investors upon exercise of warrants	9,050	*	25	-	-	25
Share-based compensation			16,245	-		16,245
Additional consideration with respect to an assets purchase agreement, see note 9a		-	(10,276)	-	-	(10,276)
Net loss for the year					(22,563)	(22,563)
BALANCE AT DECEMBER 31, 2019	27,150,080	75	31,748	-	(40,601)	(8,778)
CHANGES DURING 2020:
Issuance of ordinary shares and warrants, net of issuance costs	4,624,500	14	70,999	-	-	71,013
Initial public offering of ordinary shares, net of offering costs	10,555,556	31	169,136	-	-	169,167
Issuance of ordinary shares to employees and non-employees upon exercise of warrants	997,863	3	497	-	-	500
Issuance of ordinary shares to investors upon exercise of warrants	1,662,929	5	125	-	-	130
Share-based compensation			24,781			24,781
Conversion of related party liability to shareholders’ equity, see note 9a	1,109,245	3	17,745	-	-	17,748
Net loss for the year					(43,815)	(43,815)
BALANCE AT DECEMBER 31, 2020	46,100,173	131	315,031	-	(84,416)	230,746

CHANGES DURING 2021:
Issuance of ordinary shares upon exercise of warrants	780,920	2	265	-	-	267
Issuance of ordinary shares to employees and non-employees upon exercise of options	1,099,946	3	3,330	-	-	3,333
Issuance of ordinary shares due to business combination and assets acquisition (refer to Note 3)	3,810,402	13	101,497	-	-	101,510
Share-based compensation	-	-	18,697	-	-	18,697
Unrealized loss from available-for-sale securities	-	-	-	(607)	--	(607)
Net loss for the year	-	-			(61,798)	(61,798)
BALANCE AT DECEMBER 31, 2021	51,791,441	149	438,820	(607)	(146,214)	292,148

(*)	Less than 1 thousand US dollars.

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2021	2020	2019
	U.S. Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(61,798)	(43,815)	(22,563)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	18,806	24,781	16,245
Amortization of intangible assets	1,768
Depreciation	524	208	53
Impairment of property and equipment	214	-	-
Deferred income taxes	(116)	-	-
Amortization of premium on marketable securities	(216)	-	-

Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable	(40)	-	-
Prepaid expenses and other current assets	1,724	(4,478)	(1,564)
Related party prepaid expenses	-	-	1,081
Other non-current assets	(374)	(522)	(139)
Accounts payable	1,721	(103)	393
Operating lease assets and liabilities	23	83	-
Accrued expenses and other liabilities	(719)	2,359	970
Deferred revenue	179	-	-
Other long-term liabilities	233	-	-
Net cash used in operating activities	(38,071)	(21,487)	(5,524)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for business combinations, net of cash and restricted cash acquired	(2,859)	-	-
Investment in marketable securities	(90,303)	-	-
Purchase of property and equipment	(23,158)	(13,937)	(125)
Net cash used in investing activities	(116,320)	(13,937)	(125)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from long term loan	3,796	-	-
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	-	71,013	14,038
Proceeds from initial public offering of ordinary shares, net of issuance costs	-	169,348	-
Proceeds from issuance of ordinary shares upon exercise of warrants	267	630	162
Issuance of ordinary shares to employees and non-employees upon exercise of options	3,316
Deferred offering costs	-	-	(339)
Net cash provided by financing activities	7,379	240,991	13,861

NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(147,012)	205,567	8,212
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE YEAR	213,784	8,217	5
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR	66,772	213,784	8,217
SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS:
Unpaid offering costs	-	-	858
issuance of ordinary shares to investor upon exercise of warrants		200	-
Fair value of ordinary shares issued as consideration for purchase of assets	1,500	-	-
Fair value of ordinary shares issued as consideration for business combinations	100,010	-	-
Fair value of contingent consideration assumed in business combinations	47,194	-	-
Fair value of contingent consideration assumed in purchase of assets	1,091	-	-
Right-of-use assets obtained in exchange for new operating lease liabilities	194	1,085	548
Additional consideration with respect to an assets purchase agreement	-	-	10,276
Conversion of related party liability to shareholders’ equity	-	17,748	-

(*)	Less than 1 thousand US dollars.

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Nano-X Imaging Ltd, an Israeli Company (hereinafter “the Company” or “Nanox IL”), was incorporated on December 20, 2018 and commenced its operations on September 3, 2019.

On September 19, 2019, Nanox IL established Nanox Imaging Inc. (hereinafter “Nanox Japan”), a wholly owned subsidiary in Japan.

On September 25, 2020, Nanox IL established Nano-X Korea Inc. (hereinafter “Nanox Korea”), a wholly owned subsidiary in Korea.

On September 30, 2021, Nanox IL established Nanox Imaging Inc. (hereinafter “Nanox U.S.”), a wholly owned subsidiary in the United States. On the same date, Nanox U.S. established Nanox MDW Inc. (hereinafter “Nanox MDW”).

On November 2, 2021, Nanox U.S. completed the acquisition of 100% of the shares of USARAD Holdings, Inc. (refer to Note 3).

On November 4, 2021, the Company, completed the merger with Zebra Medical Vision Ltd (refer to Note 3).

The Company together with its subsidiaries, develops a commercial-grade tomographic imaging device with a digital X-ray source, provides teleradiology services and develops artificial intelligence applications designed to be used in real-world medical imaging applications. The Company’s solution, referred to as the Nanox Multi Source System, has two integrated components – “Nanox.ARC” and “Nanox. CLOUD”. Nanox.ARC is a medical tomographic imaging system incorporating the Company’s novel digital X-ray source. Nanox. CLOUD is a platform which employs a matching engine to match medical images to radiologists, provides image repository, connectivity to diagnostic assistive AI systems, billing and reporting. On April 1, 2021, the Company received clearance from the FDA to market the Company’s Nanox Cart X-Ray System. In addition, the Company is in the process to receive clearance from the FDA to market the Company’s Nanox Multi Source System.

The Company has experienced net losses and negative cash flows from operations since its inception. The Company anticipates such losses will continue until its product candidates reach commercial profitability. In August 2020, the Company completed an IPO on Nasdaq with net proceeds received from the IPO of approximately $169 million. Based on the Company’s financing activities during the year ended December 31, 2021, the Company has sufficient funds for its plans for the next twelve months from the issuance of these financial statements.

b.	Current Impact of COVID-19

Following the December 2019 outbreak of Coronavirus (COVID-19) in China, it has spread into most countries across the world, including Israel, Japan and all 50 states within the U.S. The COVID-19 pandemic is evolving, and to date has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The COVID-19 pandemic has adversely impacted the Company’s operations in various ways. For example, the Company’s engineers are unable to make work-related trips to Korea or Israel to test and optimize the Nanox.ARC. The potential business partners are unable to make on-site visits to the Company’s facilities or attend industry conferences and meetings to experience the Nanox.ARC, which has negatively impacted the Company’s business development and deployment activities. The external labs the Company works with have also been affected by COVID-19, resulting in delays in the Company’s timelines for obtaining regulatory approval. COVID-19 has also caused shutdowns or disruptions of business for our manufactures and suppliers. The continued spread of COVID-19 globally could adversely impact the Company’s development, manufacture, or deployment of the Nanox Systems, which could adversely affect the Company’s ability to obtain regulatory approval for and to commercialize the Nanox Systems, increase the operating expenses and have a material adverse effect on the Company’s financial results.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 1 - GENERAL (continued):

c.	Current Impact of geopolitical tensions and the start of the military conflict between Russia and Ukraine

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the ongoing conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. As a result, sanctions and penalties have been levied by the United States, European Union and other countries against Russia. Russian military actions and the resulting sanctions could have a negative impact on supply chains, the Company’s MSaaS agreements relating to Russia and Belarus or the region and adversely affect the global economy and financial markets. Any of the abovementioned factors could affect the Company’s business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial.

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

In particular, a number of estimates have been and will continue to be affected by the ongoing COVID-19 pandemic. The severity, magnitude and duration, as well as the economic consequences, of the COVID-19 pandemic, are uncertain, rapidly changing and difficult to predict. As a result, the accounting estimates and assumptions may change over time in response to COVID-19. Such changes could have an additional impact on the Company’s long-lived asset and intangible asset valuation; inventory valuation; and the allowance for expected credit losses.

a.	Use of estimates in the preparation of financial statements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and such differences may have a material impact on the Company’s consolidated financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to assets acquired and liabilities assumed through business combination, goodwill impairment, useful lives of intangible assets, deferred taxes and share-based payments.

b.	Functional currency

The U.S. dollar is the currency of the primary economic environment in which the operations of the Company and its subsidiaries is conducted. A substantial portion of the operational costs are denominated in U.S. dollars. Accordingly, the functional currency of the Company is the U.S. dollar (“primary currency”). Foreign currency assets and liabilities are translated into the primary currency using the exchange rates in effect on the consolidated balance sheet date. Equity accounts are translated at historical rates, except for the change in accumulated deficit during the year, which is the result of the income statement translation process. Revenue and expense accounts are translated using the weighted average exchange rate during the period. Currency transaction gains and losses are presented in financial income and expenses, net.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Business Combinations

The Company allocates the fair value of consideration transferred in a business combination to the assets acquired, liabilities assumed, and non-controlling interests in the acquired business based on their fair values at the acquisition date. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. The excess of the fair value of the consideration transferred plus the fair value of any non-controlling interest in the acquiree over the fair value of the assets acquired, liabilities assumed in the acquired business is recorded as goodwill. The fair value of the consideration transferred may include a combination of cash, equity securities, earn out payments and deferred payments. The allocation of the consideration transferred in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date. The cumulative impact of revisions during the measurement period is recognized in the reporting period in which the revisions are identified. The Company includes the results of operations of the businesses that it has acquired in its consolidated results prospectively from the respective dates of acquisition.

The Company records obligations in connection with its business combinations at fair value on the acquisition date. Each reporting period thereafter, the Company revalues earn-out liabilities and records the changes in their fair value in the consolidated statements of operations and comprehensive loss.

Changes in the fair value of earn-out liabilities can result from adjustments to the discount rates, the Company’s shares price, sales and profitability targets. This fair value measurement represent Level 3 measurements, as they are based on significant inputs not observable in the market. Significant judgment is required in determining the assumptions utilized as of the acquisition date and for each subsequent period. Accordingly, changes in the assumptions described above could have a material impact on the Company’s consolidated results of operations.

d.	Cash and cash equivalents

The Company considers as cash equivalents all short-term, highly liquid investments, which include short-term bank deposits with original maturities of three months or less from the date of purchase that are not restricted as to withdrawal or use and are readily convertible to known amounts of cash.

e.	Marketable Securities

All highly liquid investments are classified as marketable securities and have been classified and accounted for as available-for-sale. Investment in securities consists of debt securities classified as available-for-sale and recorded at fair value. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Unrealized gains and losses on marketable debt securities classified as available-for-sale are reported net of the related tax effect in other comprehensive income/(loss).

f.	Accounts receivables

Accounts receivable are presented net of the allowance for expected credit loss and consists of short term receivables that arise in the normal course of business. The Company performs ongoing credit evaluations of its customer’s financial condition and typically requires no collateral from its customers.

The Company adopted the Current Expected Credit Losses (“CECL”) guidance effective January 1, 2020. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations.

Changes in the allowance for credit losses are recognized in, general and administrative expenses. Accounts receivables are written-off against the allowance for credit losses when management deems the accounts are no longer collectible.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

%
Computers and electronic equipment	15-33
Office furniture and lab equipment	6-20
Vehicles	33
Equipment and machinery	10-20
Leasehold Improvement	10
Land	N/A

The depreciable life of leasehold improvements is limited by the expected lease term, unless there is a transfer of title or a purchase option for the leased asset reasonably certain of exercise.

h.	Intangible Assets, net

Goodwill

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the business combination date over the fair values of the identifiable net assets acquired. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company allocates goodwill to its reporting units based on the reporting unit expected to benefit from the business combination.   The primary items that generate goodwill include the value of the synergies between the acquired companies and the Company and the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset. ASC 350, “Intangibles - Goodwill and other” (“ASC 350”) requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances and written down when impaired. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the quantitative goodwill impairment test two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative first step of the goodwill impairment test.

The provisions of the accounting standard for goodwill allow the Company to first assess qualitative factors to determine whether it is necessary to perform the next goodwill impairment quantitative test. Examples of events or circumstances that may be indicative of impairment include but are not limited to: macroeconomic and industry conditions, overall financial performance and adverse changes in legal, regulatory, market share and other relevant entity specific events. The carrying value of each reporting unit is determined by assigning the assets and liabilities, including the existing goodwill, to those reporting units. When necessary, the Company records charges for impairments of goodwill for the amount by which the carrying amount exceeds the fair value of these assets. No goodwill impairment charge was recorded in 2021.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

other Intangible Assets, net

Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life. Amortization of acquired developed technology, image big data, market platform, trade names, customer relationships and radiologist relationships are recorded under cost of revenues and selling and marketing expenses. In addition, the remaining amortization period for the impaired asset would be reassessed and, if necessary, revised.

i.	Impairment of long-lived assets

The Company tests long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the long-lived asset to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset, the Company recognizes an impairment loss, which is the excess of the carrying amount over the fair value of the asset, using the expected future discounted cash flows.

j.	Severance pay

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

In 2021 and 2020, all of the employees of the Company and its subsidiary in Israel are subject to Section 14 of the Severance Law.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Legal and other contingencies

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

Management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss would be incurred and the amount of the liability can be estimated, then the Company records an accrued expense in the Company’s consolidated financial statements based on its best estimate. Loss contingencies considered to be remote by management are generally not disclosed unless material. For additional information see note 11.

l.	Revenue Recognition

The majority of the Company’s revenues are derived from radiology services fees received from various payors based on established billing rates. Revenues are derived directly from hospitals and healthcare providers. The Company recognizes revenue in the period in which the performance obligation is satisfied. The Company records the amount of revenue that reflects the consideration that it expects to receive in exchange for those services. The Company applies the following five-step model in order to determine this amount: (i) identification of the contract with a customer; (ii) identification of the promised services in the contract and determination of whether they represent performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company records deferred revenue for any upfront payments received in advance of the Company’s performance obligations being satisfied. These contract liabilities consist principally of unearned radiology service fee.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

m.	Research and development expenses

Research and development expenses are charged to the statement of operations as incurred and consist primarily of personnel, materials and supplies for research and development activities.

n.	Income tax

1)	The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015-17.

2)	Taxes that would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred income taxes, as it is the Company’s intent and ability to hold these investments.

3)	The Company accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits under taxes on income (tax benefit).

4)	Valuation allowances are provided unless it is more likely than not that the deferred tax asset will be realized. In the determination of the appropriate valuation allowances, the Company considers future reversals of existing taxable temporary differences, the most recent projections of future business results, prior earnings history, carryback and carry forward and prudent tax strategies that may enhance the likelihood of realization of a deferred tax asset. Assessments for the realization of deferred tax assets made at a given balance sheet date are subject to change in the future, particularly if earnings of a subsidiary are significantly higher or lower than expected, or if the Company takes operational or tax positions that could impact the future taxable earnings of a subsidiary.

o.	Share-based compensation

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

The Company recognizes compensation expenses for its stock-based option awards and RSUs on a straight-line basis over the requisite service period (primarily a four-year period). The Company accounts for forfeitures as they occur.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

p.	Loss per share

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

The Company did not take into account any dilutive instruments, such as investor warrants , share-based payments and earn-out liability - contingently issuable ordinary shares , since their effect, on a fully diluted basis, is anti-dilutive.

q.	Fair value measurement

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

The Company’s financial instruments consist mainly of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The fair value of these financial instruments approximates their carrying values.

	Balance as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (*)	-	29,697		29,697
Marketable securities	-	89,911	-	89,911

Total assets	-	119,608	-	119,608

Liabilities:
Long term loan (**)	-	-	3,796	3,796
Contingent short term earnout liability	-	-	42,471	42,471
Contingent long-term earnout liability	-	-	5,814	5,814
Total liabilities	-	-	52,081	52,081

The Company classifies AFS securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value

(*)	As of December 31, 2021, approximately $29,697 thousand of debt securities were classified under “Cash and Cash equivalents” in the consolidated balance sheets as such securities met all applicable classification criteria.

(**)	Since the loan was originated in September 2021, the fair value of the long term loan approximates its carrying value.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, marketable securities and accounts receivable.

The Company’s cash and cash equivalents and restricted cash are invested with major banks in Israel, United States, Korea and Japan. Generally, these investments may be redeemed upon demand and the Company believes that the financial institutions that hold the Company’s cash balances are financially sound and, accordingly, bear minimal risk.

s.	Offering Costs

Deferred offering costs directly relating to the Company’s private and initial public offering, were capitalized and offset against proceeds upon the consummation of the private and IPO transactions in shareholders’ equity.

t.	Leases

On January 1, 2019 the Company adopted ASU No. 2016-02, Leases (“Topic 842”), The Company determines if an arrangement is a lease at inception. Balances related to operating leases are included in operating lease right-of-use (“ROU”) assets, current maturities of operating leases liabilities and Non-current operating leases liabilities in the consolidated balance sheets.

The Company also elected not separating lease components from non-lease components and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized as of the commencement date based on the present value of lease payments over the lease term. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. As the Company’s leases do not provide an implicit rate, the Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term (see also note 7).

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company presents unrecognized tax benefits as a reduction to deferred tax asset where a net operating loss, a similar tax loss, or a tax credit carryforward that are available, under the tax law of the applicable jurisdiction, to offset any additional income taxes that would result from the settlement of a tax position.

u.	Segment reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the three identified reportable segments. The Company’s business includes three operating segments based on the services that the Company provides. The three segments are composed from the Nanox.Arc segment, AI solutions and the Radiology services division segment.

v.	Newly issued and recently adopted accounting pronouncements:

Accounting Pronouncements Adopted in Current year

. In December 2019, the FASB issued ASU 2019-12, Income Taxes (“Topic 740”): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles and simplification of areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. The guidance was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted this guidance since January 1, 2021, with no material impact on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08 “Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquire. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. The Company early adopted ASU 2021-08 since January 1, 2021, with no material impact on its consolidated financial statements.

Recently issued accounting pronouncements, not yet adopted

In August 2020, the FASB issued ASU 2020-06 “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40).” This guidance simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The amendments to this guidance are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company will adopt this guidance effective January 1, 2022, with no material impact on its consolidated financial statements.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 – BUSINESS COMBINATION AND OTHER TRANSACTION

a.	The acquisition of Nanox AI Ltd (formerly Zebra Medical Vision Ltd.).

On November 4, 2021(“the merger date”), the Company, completed the merger (“the Nanox AI transaction”) pursuant to the terms of the Agreement and Plan of Merger, dated August 9, 2021 (with certain amendments), among the Company, Zebra Medical Vision Ltd. (“Zebra”) and Perryllion Ltd., as representative of Zebra’s equity holders. At November 4, 2021 the Company issued 3,249,142 ordinary shares of the Company and committed to issue 70,211 employee options and restricted stock units to the equity holders of Zebra with an estimated fair value at the closing date of $88,510 thousand, representing $26.57 per share in consideration for the fully outstanding shares on a fully diluted basis of Zebra. Out of which $315 thousand was allocated to the purchase consideration and $970 thousand was allocated to future services and continued employment and shall be expensed over remaining service periods of up to 4 years. The fair value of ordinary shares issued by the Company was determined using the Company’s closing trading price on the merger date. The consideration represented (a) the basic purchase price minus (b) certain transaction costs; plus (c) contingent consideration as a result of Zebra entering into a designated commercial agreement prior to closing; plus (d) additional contingent consideration as a result of Zebra achieving a designated milestone of obtaining a new FDA clearance for its population health product and additional consideration as a result of Zebra achieving designated milestones as further described below. In addition, if Zebra enters into any of the two additional designated commercial agreements within 6 months of the agreement execution date (August 9, 2021), then the Company will pay a deferred closing consideration in the amount of $3,333 thousand in shares for each agreement. The deferred closing consideration would be paid in the Company’s shares in the amount of the relevant instalment payment divided by the average closing price of the 30 trading days ending on the applicable agreement signing date. Further, if Zebra achieves the agreed milestones related to obtaining certain FDA clearances and security certifications, completing certain technology integration, or achieving certain revenue and employee retention targets over the next three years, the Company will pay additional consideration in the amount of up to $77,700 thousand. Each of these milestone instalments would be paid in the Company’s shares in the amount of the relevant instalment payment divided by the average closing price of the 30 trading days ending on the applicable milestone’s achievement date. Zebra changed its name to Nanox AI ltd. and Zebra Medical Vision Inc. (a fully owned subsidiary of Zebra, which is incorporated under the laws if the State of Delaware) changed its name to Nanox AI Inc.

The Nanox AI transaction was accounted in accordance with ASC 805, “Business Combinations”, using the acquisition method of accounting with the Company as the acquirer.

The following table summarizes the fair value of the consideration transferred to Nanox AI shareholders for the Nanox AI transaction:

U.S.$ in thousand
Cash payments	$-
Issuance of ordinary shares, options and RSUs	88,510
Contingent short term earnout liability	38,129
Contingent long term earnout liability	2,660
Total consideration	$129,299

In accordance with ASC 805, the estimated contingent consideration as of the Nanox AI transaction date was included in the purchase price. The total contingent payments could reach to a maximum aggregate amount of up to $77,700 thousand, all shall be settled through the issuance of ordinary shares. The Company determined the fair value of the liabilities for the contingent consideration based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration is based on several factors, such as: the cash flows projected from the success of achievements of several achievement and payment of milestone events; the time and resources needed to achieve those milestones and the risk adjusted discount rate for fair value measurement. A probability of success factor was used in the fair value calculation to reflect inherent regulatory and commercial risk of the contingent payments. The weighted average discount rate, applied on the relative fair value of the contingent consideration liabilities, was 19%. The contingent consideration is evaluated quarterly, or more frequently, if circumstances dictate. Changes in the fair value of contingent consideration are recorded in consolidated statements of income. Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liabilities.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 – BUSINESS COMBINATION AND OTHER TRANSACTION (continued):

The allocation of the purchase price to assets acquired and liabilities assumed, including measurement period adjustments (, is as follows:

Allocation of Purchase Price
(U.S. $ in thousands)
Cash, cash equivalents and Restricted Cash	$6,956
Accounts Receivables	99
Other current assets	430
Intangible assets	79,816
Goodwill	51,243
Other assets	1,693
Total assets acquired	140,237

Net deferred tax liabilities	3,413
Contingent short term earnout liability	38,129
Contingent long-term earnout liability	2,660
Convertible note (*)	3,000
Other labilities	4,525
Total liabilities assumed	51,727

Net assets acquired	$88,510

(*)

A 3 years Convertible Loan Agreement, dated August 9, 2021 between the Company and Nanox AI in the amount of $3 million, which bears an annual interest of 6% and shall be automatically converted into the Nanox AI’s Preferred C Shares, at a price per share of $23.42. This loan is eliminated in the Consolidated financial statements.

The allocation of the purchase price to net assets acquired and liability assumed resulted in the recognition of intangible asset related to technology of $27,316 thousand which will be expensed over remaining service periods of 10 years, Image Big Data of $52,500 thousand which will be expensed over remaining service periods of 10 years, and goodwill of $51,243 thousand, which is primarily attributed to the expected synergies from combining the operations of Zebra’s AI solutions with the Company tomographic imaging systems. As such, the goodwill will be assigned to the operational segment of AI solutions. The goodwill amount is not deductible for tax purposes. The fair value estimate of the developed technology is determined using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This valuation technique estimates the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life. The net cash flows were discounted to present value. Due to the timing of the transaction closing date, the fair values assigned to assets acquired and liabilities assumed are preliminary, based on management’s estimates and assumptions and may be subject to change as additional information is received. We expect to finalize the valuation as soon as practicable, but not later than one year from the acquisition date. Refer to notes 2c and 2h.

The amount of the acquisition-related costs was approximately $310 which was recognized as an expense in the general and administration expenses.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 – BUSINESS COMBINATION AND OTHER TRANSACTION (continued):

The results of operations of Nanox AI have been included in the consolidated financial statements since the date of the acquisition. The amounts of revenues and net loss related to Nanox AI that are included in the Company’s consolidated statements of operations for the period starting from the merger date to December 31, 2021, are $270 thousand and $4,157 thousand, respectively.

The following unaudited pro forma information presents the combined results of operations of the Company and Nanox AI as if the acquisition of Nanox AI had been completed on January 1, 2020.

The unaudited pro forma results include adjustments primarily related to amortization of the acquired intangible assets and share-based compensation associated with option grants as referenced above, as of January 1,2020. The unaudited pro forma results do not reflect any cost saving synergies from operating efficiencies, or the effect of the incremental costs incurred from integrating Nanox AI. Accordingly, these unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition of Nanox AI had occurred at the beginning of 2020.

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
	US$ in thousand
Revenue	$2,363	$1,550
Net loss	$(87,045)	$(69,875)

b.	The acquisition of USARAD Holding Inc. (the “USARAD transaction”)

On November 2, 2021 (the “USARAD closing date”), the Company completed the acquisition of 100% of the shares of USARAD Holdings, Inc., a Delaware corporation (“USARAD”), pursuant to the terms of the Stock Purchase Agreement, dated October 25, 2021, among the Company, USARAD, Dr. Michael Yuz, other holders of capital stock of USARAD, and holders of USARAD options. At the USARAD closing date, Nanox U.S. purchased 100% of the shares of USARAD on a fully diluted basis for $7,147 thousand in cash and 496,545 of the Company’s ordinary shares with an estimated fair value of $11,500 thousand. The number of ordinary shares issued by the Company was determined using the average closing trading price during the 30 trading days preceding to the closing date. The total consideration was approximately $18,647 thousand. In addition, upon the successful achievement of certain milestones related to profitability, EBITDA and other operational performance-based earnouts over 2 years, the Company will pay additional cash consideration in the amount of up to $2,000 thousand and stock consideration in the amount of up to $6,500 thousand at a per share value determined by the average of i) the volume weighted average closing share price of the 30 trading days prior to the relevant milestone completion, and (ii) the volume weighted average closing share price of the 30 trading days ending on August 6, 2021.. Revenue in the amount of $1,034 and net loss in the amount of $358 thousand of the acquiree included in the Company’s consolidated statements of operations for the year ended at December 31,2021.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 – BUSINESS COMBINATION AND OTHER TRANSACTION (continued):

The USARAD transaction was accounted in accordance with ASC 805, “Business Combinations”, using the acquisition method of accounting with the Company as the acquirer.

The following table summarizes the fair value of the consideration transferred to USARAD shareholders for the USARAD transaction:

U.S. $ in thousands
Cash payments	$7,147
Issuance of ordinary shares	11,500
Contingent consideration at estimated fair value	6,405
Total consideration	$25,052

In accordance with ASC 805, the estimated contingent consideration as of the USARAD transaction date was included in the purchase price. The total contingent payments could reach to a maximum aggregate amount of up to $8,500 thousand. Approximately 23.52% of the payments shall be settled in cash, and 76.47% shall be settled through the issuance of ordinary shares. The estimated fair value of the contingent consideration is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of contingent consideration will be recorded in operating expenses. Additional payment of $144 thousand may be paid to USARAD’s shareholders if an approval of the PPP loan by the Federal Government will occur.

The allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Allocation of Purchase Price
(U.S. $ in thousands)
Cash and cash equivalents	$332
Accounts Receivables	912
Intangible assets	21,187
Goodwill	7,055
Other assets	33
Total assets acquired	29,519

Loan from a government agency	144
Other labilities	557
Net deferred tax liabilities	3,766
Contingent short term earnout liability	3,453
Contingent long term earnout liability	2,952
Total liabilities assumed	10,872

Net assets acquired	$18,647

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 3 – BUSINESS COMBINATION AND OTHER TRANSACTION (continued):

The allocation of the purchase price to net assets acquired and liability assumed resulted in the recognition of intangible asset related to retained radiologists of $17,770 thousand, customers’ relationship of $1,322 thousand, trademark of $2,095 thousand and goodwill of $7,055 thousand. As such, the goodwill will be assigned to the operational segment of radiology services. The intangible asset relates to retained radiologists has a useful-life of 11.17 years, the intangible asset relates to customers’ relationship has a useful-life of 6.17 years and the intangible asset relates to the trademark has a useful-life of 12.17 years.  This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration is based on several factors, such as: the cash flows projected from the success of achievements of several achievement and payment of milestone events; the time and resources needed to achieve those milestones and the risk adjusted discount rate for fair value measurement. A probability of success factor was used in the fair value calculation to reflect inherent regulatory and commercial risk of the contingent payments. The weighted average discount rate, calculated based on the relative fair value of the contingent consideration liabilities, was 21.9%. The contingent consideration is evaluated quarterly, or more frequently, if circumstances dictate. Changes in the fair value of contingent consideration are recorded in consolidated statements of income. Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liabilities. Due to the timing of the transaction closing date, the fair values assigned to assets acquired and liabilities assumed are preliminary, based on management’s estimates and assumptions and may be subject to change as additional information is received. We expect to finalize the valuation as soon as practicable, but not later than one year from the acquisition date. Refer to notes 2c and 2h.

During 2021, USARAD executed the standard loan documents required for securing a loan from the SBA under its Paycheck Protection Program Loan (“PPP”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. Pursuant to that certain Loan Authorization and Agreement, the principal amount of the PPP Loan is $144, with proceeds to be used for working capital purposes. Interest accrues at the rate of 1.00 % per annum and the term of the loan is five years. After the completion of the acquisition USARAD applied for forgiveness of the loan. Per to the terms of the Stock Purchase Agreement, the Company will pay the forgiven amounts to the former shareholders of USARAD.

The amount of the acquisition-related costs was approximately $198 which was recognized as an expense in the general and administration expenses.

Pro forma results of operations related to the USARAD acquisition have not been prepared because they are not material to the Company’s consolidated financial statements.

c.	The Assets acquisition of MDWEB LLC.

On November 3, 2021, the Company completed the acquisition of the market platform and other assets of MDWEB, LLC (“MDWEB”), pursuant to the terms of the Asset Purchase Agreement, dated October 21, 2021, between the Company and MDWEB. At the same date, the Company issued 64,715 of its ordinary shares to MDWEB with an estimated fair value of $1,500 thousand. In addition, upon the successful achievement of certain milestones related to technical integration of MDW platform with Nanox Cloud and achieving certain other operational targets, the Company will pay additional stock consideration in the amount of up to $1,500 thousand at a per share value determined by the average closing price of the 30 trading days ending on the applicable milestone’s achievement date. In addition, upon the successful achievement of certain milestones and other operational performance-based earnouts over 2 years, the Company will pay stock consideration in the amount of up to $1,500 thousand at a per share value determined by the average closing price of : (i) closing price of the 30 trading days ending on the applicable milestone’s achievement date: and (ii) the volume weighted average closing share price of the 30 trading days prior to the closing date. .

The Company will amortize the intangible assets on a straight-line basis over their expected useful life of 48 months. Refer to note 2h.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 — GOODWILL & INTANGIBLE ASSETS, NET:

Goodwill

The following table presents the changes in the carrying amount of goodwill and the intangible assets as of December 31, 2021 (U.S. dollars in thousands):

Balance as of December 31, 2020	$-
Goodwill from acquisition of Zebra	51,243
Goodwill from acquisition of USARAD	7,055
Balance as of December 31, 2021	$58,298

Intangible assets

The acquired intangible assets has an estimated fair value as of December 31, 2021 of $101,826 thousand. The Identifiable intangible assets were recorded as follows (U.S. dollars in thousands):

	Weighted Average
	Useful Life (in Years)	Amount as of the merger/ acquisition date	Amortization expense for the period	Amount as of December 31, 2021

Developed technology	10	$27,316	$455	$26,861
Image big data	10	$52,500	$875	$51,625
Market platform	4	$2,591	$108	$2,483
Radiologist relationships	11.17	$17,770	$265	$17,505
Trade name	12.17	$2,095	$29	$2,066
Customer relationships	6.17	$1,322	$36	$1,286
Total		$103,594	$1,768	$101,826

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed periodically for impairment. Amortization expenses were $1,768 and $0 and $0 for the years ended December 31, 2021 and December 31, 2020 and December 31, 2019, respectively.

Amortization of intangible assets for each of the next five years and thereafter is expected to be as follows:

Year ended December 31,
2022	$10,607
2023	10,607
2024	10,607
2025	10,499
2026 and thenafter	59,506
Total	$101,826

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 5 - PROPERTY AND EQUIPMENT, NET:

Composition of property and equipment grouped by major classifications is as follows:

%
Computers and electronic equipment	10-33
Office furniture and lab equipment	6-20
Vehicles	33
Machines	10-20
Leasehold Improvement	10
Land	N/A

	December 31,
	2021	2020
	(U.S. Dollars in thousands)

Office furniture and lab equipment	648	820
Computers and electronic equipment	1,109	151
Equipment and machinery	2,766	1762
Leasehold improvement	544	16
Vehicles	132	-
Land – See b below	6,314	6,297
Production line in construction – See b below	26,790	5,318
	38,303	14,364
Less: accumulated depreciation	(868)	(344)
Total property and equipment, net	37,435	14,020

a.	Total depreciation in respect of property and equipment were approximately $524 thousand, $208 thousand and $53 thousand for the years ended December 31, 2021, 2020 and 2019, respectively.

b.	In December 2020, Nanox Korea purchased a land for approximately $6.3 million upon which it intends to build a fabrication facility. In 2021, Nanox Korea completed the construction of the permanent fabrication plant.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 6 - CASH, CASH EQUIVALENTS AND RESTRICTED CASH:

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported on the consolidated balance sheet that sum to the same total amount as shown in the consolidated statement of cash flows.

	December 31,
	2021	2020
	(U.S. Dollars in thousands)
Cash and cash equivalents	66,645	213,468
Restricted bank deposit (1)	127	316
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	66,772	213,784

(1)	As of December 31, 2021, the Company’s restricted cash consisted of a bank deposit that was denominated in New Israeli Shekel. Restricted deposit is presented at cost including accrued interest. This bank deposit is used as security for credit card use and collateralizing the Company’s lease contracts

NOTE 7 - LEASES:

As of December 31, 2021, the Company has several operating lease agreements for its car and facilities, as follows:

During the fourth quarter of 2019, the Company entered into an office lease agreement. This agreement was through December 31, 2021 with an option by the Company to extend the period for an additional 24 months. The Company exercised the option.

The monthly rent payment is approximately $13 thousand. During June 2020, the Company entered into an additional office lease agreement, expanded the space leased in 2019, through June 30, 2023. The monthly rent payment for this agreement is approximately $15 thousand. During November 2020the Company signed an additional lease agreement, for leasing another office complex through June 30, 2023. The monthly rent payment for this agreement is approximately $12 thousand. On December 31,2021, the Company exercised its option to extend the lease for additional period of 24 months.

The Company leases vehicles to some of its employees. The lease agreement is effective through June 30, 2023 and the monthly payment for this agreement is approximately $12 thousand.

Nanox Korea leases 3 vehicles to some employees. These lease agreements are effective through November 2023 to February 2024 and the monthly payment for these agreements is approximately $ 5 thousand.

In 2021 Nanox Korea leased approximately 390 square meters of space for a temporary fabrication facility and approximately 200 square meters of space for a research and development center in Korea. During 2021 this lease ended due to the transfer of the temporary fabrication facility to the Company’s permanent fabrication facility in Yongin, Geonggi province.

Nanox AI leases its offices in Israel under operating lease agreement which expires in November 22 2024. Nanox AI has an option to extend the period for an additional 24 months through November 2026.  Nanox AI concluded that it is not reasonably certain that it will exercise the renewal option. Accordingly, such renewal option was not included in determining the lease term.

The monthly rent payment for this agreement is approximately $12 thousand and the management fee is $4.

The table below presents the effects on the amounts relating to the Company’s total lease costs:

	Year ended December 31,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)	(U.S. Dollars In thousands)
Operating lease cost:
Fixed payments	653	276
Short-term lease cost	48	65
Total operating lease cost	701	341

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 7 - LEASES (continued):

The table below presents supplemental cash flow information related to operating leases:

	Year ended December 31,	Year ended December 31,
	2021	2020
	(U.S. Dollars in thousands)	(U.S. Dollars in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	507	169

Right-of-use assets obtained in exchange for lease obligations (non-cash):
Operating leases	194	1,085

The table below presents supplemental balance sheet information related to operating leases:

	December 31,	December 31,
	2021	2020
	(U.S. Dollars in thousands)	(U.S. Dollars in thousands)
Operating leases:
Operating lease right-of-use assets	1,725	1,359

Current maturities of operating leases	881	519
Non-current operating leases	950	923
Total operating lease liabilities	1,831	1,442

	December 31,	December 31,
	2021	2020
Weighted average remaining lease term
Operating leases	2.14	2.67

Weighted average discount rate
Operating leases	5.70%	5.83%

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 7 - LEASES (continued):

The table below presents maturities of operating lease liabilities:

December 31,
2021
(U.S. Dollars in thousands)

2022	961
2023	745
2024	245
2025 and thereafter	-
Total operating lease payments	1,951
Less: imputed interest	120
Present value of lease liabilities	1,831

NOTE 8 – DEFERRED REVENUE

The following table represents the changes in deferred revenue for the year ended December 31, 2021:

Deferred Revenue
Balance at December 31, 2020	$-

Increase due to the business combinations	483
Change in deferred revenue	179

Balance at December 31, 2021 (*)	$662

●	Includes $415 thousand under long term deferred revenue in the Company’s consolidated balance sheets as of December 31, 2021.

NOTE 9 - RELATED PARTIES:

As of December 31, 2019, the Company recorded a Related Party Liability in an amount of $17.8 million, which represents the fair value of the shares that have been issued to Nanox PLC, based on the last financing round of the Company.

During January 2020, subject to entering into a share purchase agreement in the aggregate amount of at least $6 million, and a pre-money valuation of more than $100 million, the Company’s Board approved the issuance and allotment of 1,109,245 ordinary shares to Nanox PLC with the purchase price of $12.00 per share, which reflects a discount of 25% from the price of the last financing round of the Company. As a result, on January 30, 2020 the related party liability was settled into equity.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9 - RELATED PARTIES (continued):

Related party balances at December 31, 2021 and December 31, 2020 consisted of the following:

	December 31, 2021	December 31, 2020
	(Dollars in thousands)
(a) Due from Illumigyn	$3	$27
(b) Due from Wellsense Technologies Ltd.	11	14
(c) Due from Six-Eye Interactive	1	(5)
(c) Due from Six AI ltd.	3	-
Total from related parties	$18	$36

b.	Related parties transactions:

	Year ended December 31,
	2021	2020	2019
	(U.S. Dollars in thousands)
Research and development – see d below	80	355	154
General and administrative – See c, e and f below	(191)	(167)	5,824

c.	Six-Eye Interactive agreements for services

On June 1 2015, Nanox PLC entered into a consulting agreement with Six-Eye, a company owned by Ran Poliakine, the Company’s former Chief Executive Officer and one of major shareholders, pursuant to which Ran Poliakine agreed to provide services as Chief Strategy Officer and a member of the Executive Committee to Nanox PLC. On May 1, 2017, Nanox PLC entered into a services agreement with Six-Eye for the supply of ongoing services, which include research and development services, general and financial management (including accountancy), office management services and operational and supply services. According to the agreement between the parties, Nanox PLC reimburses Six-Eye for its actual direct expenses plus a 12% surplus charge. The agreements were terminated in September 2019. During the year ended December 31 2019 the total expenses to Six-Eye were $679 thousand. In addition to the services provided by Six-Eye during 2019, Six-Eye also paid directly to third-party consultants and suppliers on behalf of the Company in the amount of approximately $1,015 thousand prior to the completion of the Company’s equity financing.

d.	Six AI Ltd Service agreement

On April 16, 2020, the Company entered into an agreement with SixAI Ltd. (hereinafter-“SixAI”) a company controlled by Ran Poliakine, the Company’s former Chief Executive Officer for certain software development and mechanical engineering services. The service agreement was effective as of March 1, 2020 and has been extended by mutual agreement of the parties several times, until terminated at December 31, 2021. During the years ended December 31, 2021 and 2020, the Company recorded an expense of $80 and $355 thousand, respectively. Mr. Poliakine currently serves as a member of the board of directors of SixAI and Mr. Poliakine is a significant shareholder of SixAI.

e.	Illumigyn Ltd.

Illumigyn Ltd (hereinafter – “Illumigyn”) is a company in which Ran Poliakine, the Company’s former Chief Executive Officer, is a significant shareholder primarily through indirect holdings. Since November 1 2019, Illumigyn sub-leased in transaction approximately 1,800 square feet of private office space, including access to shared public spaces, from the office spaces which the Company leases in Neve Ilan, Israel. Illumigyn pays approximately $12 thousand per month. During the years ended December 31, 2021 and 2020, the Company received approximately $125 and $163 thousand, respectively in relation to the sub lease.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9 - RELATED PARTY LIABILITY (continued):

f.	Wellsense Technologies Ltd.

Wellsense Technologies Ltd.(hereinafter – “Wellsense”) is a company in which Ran Poliakine, the Company’s former Chief Executive Officer, and Richard Stone, a member of the Company’s board of directors, are shareholders. Since February 2020, Wellsense has sub-leased private office space, including access to shared public spaces, from the Company in Neve Ilan, Israel. Wellsense pays approximately $7.0 thousand per month. During the years ended December 31, 2021 and 2020, the Company received $66 and $59 thousand, respectively in relation to the sub lease.

g.	Employment Agreements

The Company has entered into an employment agreement with Ran Poliakine, the Company’s founder, Chairman of the Board of Directors, and former Chief Executive Officer. Pursuant to the agreement, if the Company terminates Ran Poliakine’s employment and waives his obligation to perform services during the notice period of 180 days, Ran Poliakine will be entitled to receive payments of his base salary and social benefits in lieu of notice for the waived period, up to the full notice period for an immediate termination. The agreement provides Ran Poliakine with a gross monthly base salary equal to $40 which was increased to $60 upon the consummation of the Company’s initial public offering.

On September 27, 2021, the Company and Erez Meltzer entered into an employment agreement, pursuant to which Mr. Meltzer agreed to serve as the Company’s new Chief Executive Officer (“The Meltzer Employment Agreement”). The Meltzer Employment Agreement commenced and became effective as of January 1, 2022 and shall continue for an indefinite period until it is terminated by either party. Pursuant to the terms of the Meltzer Employment Agreement, Mr. Meltzer will receive an annual base salary of nine hundred thousand dollars ($900) per year, and will be eligible for an annual incentive payment of up to one hundred percent (100%) of his base salary, which of them $450 will be guaranteed for the 2022 fiscal year if his employment is continued through the entire fiscal year, with the possibility to withdraw an advance payment on account of the 2022 annual bonus, subject to full recourse (clawback) if the bonus is not earned; Mr. Meltzer will be entitled to customary social benefits under Israeli law and practice pursuant to which the Company shall insure the CEO with a manager’s insurance policy or a pension fund, or a combination of both (whereby each will apply partially), all according to his election;  Mr. Meltzer will be granted options to purchase 300,000 Ordinary Shares (the “Options”) which will vested equally over a period of 48 months as long as Mr. Melter will be employed by the Company. The Options shall be subject to the Company’s 2019 Equity Incentive plan and, to the extent possible, be granted pursuant to Section 102 of the Israeli Income Tax Ordinance, 5721-1961. The exercise price of the Options shall be $23.84 per share, a share price equals to the 30-day average of the Company’s share price on NASDAQ, prior to the date of approval of the CEO’s employment agreement by the Board on September 27, 2021. Such amount may be paid by the CEO by way of a cashless exercise mechanism; The agreement calls for a 6 months’ mutual notice of termination and 270 days if the Company provides notice during the first year of employment (except for “Cause” as defined in the employment agreement, in which case no prior notice will be required);

h.	Service Agreement

In February 2021, the shareholders of the Company approved the entry into an agreement with Floyd Katske, effective as of October 1, 2020, whereby Floyd Katske will assist the Chief Executive Officer and the Company with various tasks given his medical knowledge, expertise and experience, as may be requested from time-to-time by the Company’s Chief Executive Officer. These tasks are in addition and unrelated to his role as a member of the board of directors of the Company. Floyd Katske will be paid with respect to such services $200 per hour, against an invoice. The services will be limited to 100 hours in any calendar month, according to hours approved by the Chairman. In addition, Floyd Katske will be paid cash compensation consisting of RSUs granted in each calendar quarter, in the amount calculated by dividing (i) two times the cash compensation paid during such quarter as aforesaid by (ii) the fair market value of our ordinary shares on the last trading day of such quarter. All tax consequences will be borne by Floyd Katske. The agreement may be terminated by 14 days’ written notice by either party. During the year ended December 31, 2021, the Company recorded an expense of $168 with regards to the cash payment and $473 thousand with regards to the RSUs portion of Floyds’ fees.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10 – LONG TERM LOAN

During September 2021, Nanox Korea entered into a 3 years Loan agreement with a Korean Bank, according to which the Bank granted the Company a loan in the amount of $3.8 million. The loan bears an annual interest at a rate of 3 months KORIBOR and 1.149% , whereas interest payments are due on a monthly basis and the principal is due in the end of the loan term. The bank received a floating charge on the Company’s asset.

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

From time to time, The Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

in September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al, Case No. 1:20-cv-04355, alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. On December 7, 2020, proposed lead plaintiffs submissions were fully briefed and remain outstanding. As of December 31, 2021, the Company has not accrued any losses other than legal fees with connection to the above referenced complaints. The Company’s position is that the complaint has no merit and it will defend its position vigorously.

On October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. The plaintiff asserts claims on behalf of persons and entities that purchased or otherwise acquired the Company’s securities between June 17, 2021 and August 18, 2021, seeking unspecified damages. The plaintiff alleges that the defendants made materially false and misleading statements concerning the Company’s business, operations and compliance policies beginning on June 17, 2021, based on the Company’s U.S. Food and Drug Administration submissions. As of December 31, 2021, the Company has not accrued any losses other than legal fees with connection to the above referenced complaint. The Company’s position that the complaint has no merit and will defend its position vigorously.

On October 28, 2021, a complaint was filed in the United States District Court for the Central District of California against the Company, the Company’s recently-formed Delaware subsidiary and Nanox Gibraltar PLC (“Gibraltar”) from which the Company received certain assets, as well as Mr. Ran Poliakine and certain other unidentified parties, alleging several causes of action including breach of a consulting agreement between plaintiff and Gibraltar that was entered into in 2014. The plaintiff’s demand is for a payment of unpaid consulting fees from Gibraltar in the amount of approximately $1 million and approximately $29.5 million from the Company relating to his claimed entitlement to warrants in Gibraltar. The Company’s position is that the complaint against the Company has no merit, among other reasons, as it was not a party to the agreement with the plaintiff and it is not Gibraltar’s legal successor for any liabilities that Gibraltar may owe to the plaintiff, and it intends to defend its position vigorously.

The Division of Enforcement of the U.S. Securities & Exchange Commission (the “SEC”) has notified the Company that it is conducting an investigation to determine whether there had been any violations of the federal securities laws. The Company has been providing documents and information and has now received a subpoena from the SEC requesting that the Company provide documents and other information relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale. The Company is cooperating with the SEC in responding to its requests. The duration and outcome of this matter cannot be predicted at this time.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 - SHAREHOLDERS’ EQUITY:

a.	Share capital

Each holder of the Company’s ordinary shares is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and declared by the Company’s Board of Directors (the “Board”). Since inception, the Company has not declared any dividends.

The following table presents the number of authorized and issued and outstanding shares as of each reporting date for each class of shares:

	December 31, 2021		December 31, 2020
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
Ordinary shares	100,000,000	51,791,441	100,000,000	46,100,173
Total	100,000,000	51,791,441	100,000,000	46,100,173

b.	Share based compensation

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

As of December 31, 2021, 1,841,838 ordinary shares reserved for the equity incentive plan. The Board also approved the Plan for the purpose of selecting the capital gains tax track, under Section 102 of the Israeli Income Tax Ordinance, for options granted to the Company’s Israeli employees.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

Share-based compensation to non-employees

The following table summarizes share-based awards to non-employees for the period ended December 31, 2021 and December 31, 2020:

	Year ended December 31,		Year ended December 31,
	2021		2020
	Number of	Weighted	Number of	Weighted
	share-based	average	share-based	average
	payment	exercise	payment	exercise
	awards	price	awards	price
Outstanding at beginning of year	3,372,626	$5.27	3,410,406	$1.89
Changes during the year:
Granted	180,319	40.12	1,327,957	$13.70
Exercised	(1,043,142)	7.66	*(1,267,012)	$8.94
Forfeited	(118,954)	10.18	-	-
Expired	(66,606)	16.37	-	-
Cancelled	-	-	(98,725)	1.92
Outstanding at end of year	2,324,243	6.17	3,372,626	$5.27
Exercisable at end of year	1,618,777	3.35	2,191,042	$5.67

*	Out of which 404,704 and 1,027,151 awards were exercised on a cashless basis in 2021 and 2020, respectively.

The fair value of each granted award is estimated at the date of grant using the Black- Scholes option-pricing model. The assumptions used for the year ended December 31, 2021 and year ended at December 31, 2020 are as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
Dividend yield	0	0
Expected volatility	50.27% - 52.71%	57.34%-44.40%
Risk-free interest rate	0.66% - 1.61%	0.27%-1.61%
Contractual term (years)	0–10	5–10

The expected volatility is based on the historical volatility of comparable companies. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the awards granted in dollar terms. The Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. Accordingly, as to ordinary course options granted, the expected term was determined using the simplified method, which takes into consideration the option’s contractual life and the vesting periods (for non-employees, the expected term is equal to the option’s contractual life.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

The following table summarizes information concerning outstanding and exercisable awards as of December 31, 2021 and 2020:

December 31, 2021
Awards outstanding			Awards exercisable
	Number of	Weighted	Number of	Weighted
	awards	average	award	average
	outstanding	remaining	exercisable	remaining
Exercise	at end of	contractual	at end of	contractual
price	year	life (years)	year	life (years)
$1.92	192,927	0.04	192,927	0.04
$2.21	1,769,513	7.89	1,288,236	7.89
$16.00	161,484	5.43	114,477	4.22
$23.19	21,000	9.78	-	-
$23.84	30,000	9.88	-	-
$30.93	20,000	8.81	20,000	8.81
$30.66	12,000	9.53	-	-
$40.21	17,319	9.19	3,137	9.19
$49.68	100,000	9.05	-	-

December 31, 2020
Awards outstanding			Awards exercisable
	Number of	Weighted	Number of	Weighted
	awards	average	award	average
	outstanding	remaining	exercisable	remaining
Exercise	at end of	contractual	at end of	contractual
price	year	life (years)	year	life (years)
$0.01	186,815	0.33	186,815	0.33
$1.92	269,714	1.18	269,714	1.18
$2.21	2,191,349	6.22	1,188,914	6.22
$16.00	444,748	8.89	283,933	8.89
$18.00	260,000	3.86	260,000	3.86
$30.93	20,000	9.81	1,666	9.81

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

2.	Share-based compensation to employees, officers and directors

During 2021, the Company granted to certain employees, officers and directors awards to purchase 1,418,665 of the Company’s ordinary shares for an average exercise price of $27.57. Most of the awards agreement term is 10 years unless the agreement is terminated, 4 years vesting period with a one-year cliff.

	Year ended		Year ended
	December 31, 2021		December 31, 2020
	Number of	Weighted	Number of	Weighted
	share-based	average	share-based	average
	payment awards	exercise price	payment awards	exercise price
Outstanding at beginning of year	2,381,125	$4.14	1,667,267	$2.21
Changes during the year:
Granted	1,418,665	$27.57	730,734	13.53
Issued due to business combination	117,536	0.00	-	-
Exercised	(837,724)	3.11	-	-
Forfeited	(318,672)	19.69	-	-
Expired	-	-	-	-
Cancelled	-	-	(16,876)	2.21
Outstanding at end of year	2,760,930	$15.85	2,381,125	4.14
Exercisable at end of year	845,356	$3.58	1,061,778	2.80

The fair value of each granted award is estimated at the date of grant using the Black- Scholes option-pricing model. The assumptions used as of December 31, 2021 and 2020 are as follows:

	2021	2020
Dividend yield	0	0
Expected volatility	50.27%-51.84%	45.11%-55.97%
Risk-free interest rate	0.66%-1.61%	0.23%-1.61%
Contractual term (years)	10	10

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

The expected volatility is based on the historical volatility of comparable companies. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the awards granted in dollar terms. The Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. Accordingly, as to ordinary course options granted, the expected term was determined using the simplified method, which takes into consideration the option’s contractual life and the vesting periods. The following table summarizes information concerning outstanding and exercisable awards as of December 31, 2021 and 2020:

December 31, 2021
Awards outstanding			Awards exercisable
	Number of	Weighted	Number of	Weighted
	awards	average	awards	average
	outstanding	remaining	exercisable	remaining
Exercise	at end of	contractual	at end of	contractual
price	year	life (years)	year	life (years)
$0.00-0.01	120,757*)	-	73,679	-
$2.21	1,130,143	7.95	716,448	7.95
$16.00	88,500	7.48	35,791	6.09
$17.63-$64.61	1,421,530	9.68	19,438	8.98

*)	Including 47,793 RSUs that were granted to the employees of Nanox AI at the completion of the merger and 3,221 RSUs that were issued in consideration for services.

December 31, 2020
Awards outstanding			Awards exercisable
	Number of	Weighted	Number of	Weighted
	awards	average	awards	average
	outstanding	remaining	exercisable	remaining
Exercise	at end of	contractual	at end of	contractual
price	year	life (years)	year	life (years)

$2.21	1,995,625	9.05	1,019,695	9.05
$16.00	205,000	9.62	37,917	9.62
$26.56-$59.20	180,500	9.93	4,167	9.93

3)	Share-based compensation expenses

	Year Ended December 31,
	2021	2020	2019
	(U.S. dollars in thousands)
Cost of revenue	51	-	-
Research and development	3,248	3,384	661
Sales and Marketing (*)	2,442	9,252	617
General and administrative	13,065	12,145	14,967

	18,806	24,781	16,245

(*)	On October 26, 2020, the Company entered into an amendment to a business development agreement (“the Agreement”) dated February 4, 2020 with two service providers pursuant to which the Company paid an aggregate one-time payment of $400 thousand plus VAT and issued to them warrants to purchase an aggregate of 650,000 ordinary shares at an exercise price of $18 per share with a graded vesting ending 10 weeks following the grant date (subject to a standard cashless exercise provision). As a result, the Company recorded an expense of $6.1 million for the warrants granted. The service providers waived any and all past, present and future compensation to which they are or may be entitled pursuant to the Agreement and all activities undertaking on behalf of the Company, including the right to a percentage from future revenues from any of the Company’s systems and the issuance of warrants.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 - INCOME TAX:

a.	Basis of taxation

Current tax is calculated with reference to the profit of the Company and its subsidiaries in their respective countries of operation. Set out below are details in respect of the significant jurisdictions where the Company and its subsidiaries operate and the factors that influenced the current and deferred taxation in those jurisdictions:

Israel

The Company and Nanox AI Ltd are taxed under the laws of the State of Israel at a corporate tax rate of 23%.

In 2021, 2020 and 2019, the Company is at a loss position and therefore has no corporate tax liability. As of December 31, 2021, 2020 and 2019, the Company has a carry forward loss of approximately $56.3 million, $32.3 million and $2.3 million, respectively. Such carry forward loss has no expiration date.

In 2021, 2020 and 2019, Nanox AI Ltd. is at a loss position and therefore has no corporate tax liability. As of December 31, 2021, 2020 and 2019, Nanox AI Ltd. has a carry forward loss of approximately $61.9 million, $45.3 million and $17.6 million, respectively. Such carry forward loss has no expiration date.

United States

The principal federal tax rate applicable to the U.S. subsidiaries is 21%.

Korea

Nanox Korea is subject to a Corporate income tax with accordance with the Korean tax law. The tax rate ranges between 10% to 25%, depending on the companies’ taxable income. In Addition, Nanox Korea is subject to a Local income tax of 10%. In 2021, Nanox Korea was at a loss position and therefore had no corporate tax liability. As of December 31, 2021 and 2020, Nanox Korea has a carry forward loss of approximately $7.1 million and $0.2 million, respectively. Such carry forward loss has 15 years expiration date.

Japan

Nanox Inc. is subject to national corporate income tax, and enterprise tax, which, in the aggregate resulted in effective tax rate of approximately 33.59%.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 - INCOME TAX (continued):

b.	Income (loss) Before Income Taxes:

Income (loss) before income taxes consisted of the following for the periods indicated:

	Year Ended December 31
	2021	2020	2019
	U.S. dollars in thousands
Domestic (Israel)	(56,609)	(43,449)	(22,588)
Foreign	(5,237)	(366)	25
Loss before income taxes	(61,846)	(43,815)	(22,563)

c.	Income tax expenses consisted of the following for the periods indicated:

	Year Ended December 31
	2021	2020	2019
	U.S. dollars in thousands
Domestic (Israel)	(57)	-	-
Foreign	9	-	-

Income tax expenses	(48)	-	-

d.	Taxes on Income:

Taxes on income for the years ended December 31, 2021, 2020 and 2019 were comprised of the following:

	December 31
	2021	2020	2019

	U.S. dollars in thousands
Current:
Domestic	-	—	—
Foreign	68	-	-

Total	68	-	-

Deferred:
Domestic	(57)	—	—
Foreign	(59)	—	—

Total	(116)	—	—

Provision for income taxes	(48)	-	-

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 - INCOME TAX (continued):

A reconciliation our theoretical income tax expense to actual income tax expense is as follows:

	December 31
	2021	2020	2019
	U.S. dollars in thousands
Loss before taxes on income	(61,846)	(43,815)	(22,563)
Statutory tax rate in Israel	23%	23%	23%
Theoretical tax benefit	(14,225)	(10,077)	(5,189)

Increase (decrease) in taxes resulting from:
Effect of different tax rates applicable in foreign jurisdictions	(110)	-	-
Operating losses and other temporary differences for which valuation allowance was provided	6,174	7,235	701
Permanent differences	8,113	2,842	4,480
Actual tax benefit	(48)	-	-

e.	Deferred tax assets

Nanox IL’s deferred tax asset as of December 31, 2021 and December 31, 2020 was related to tax losses accumulated and carryforward. The reconciling item between the statutory tax rate of the Company and the effective tax rate is the change in valuation allowance in respect of tax benefits from carried forward tax losses due to uncertainty of the realization of such tax benefits.

The components of the Company’s deferred tax assets and liabilities as of December 31, 2021 and 2020 were as follows:

	December 31
	2021	2020
	U.S. dollars in thousands
Deferred tax assets:
Tax loss carryforwards	30,234	7,480
Research and development	4,010	1,213
Employee and payroll accrued expenses	304	96
Other	109	-
Total deferred tax assets	34,657	8,789
Less deferred tax liabilities	(21,775)	-
Deferred tax assets, net	12,882	8,789
Less valuation allowance for deferred tax assets	(12,882)	(8,789)

Deferred tax assets		—

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 - INCOME TAX (continued):

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considered all available evidence, including past operating results, the most recent projections for taxable income, and prudent and feasible tax planning strategies. The Company reassess its valuation allowance periodically and if future evidence allows for a partial or full release of the valuation allowance, a tax benefit will be recorded accordingly.

As of December 31, 2021, and 2020, the Company has recorded a full valuation allowance of $12,882 and $8,789 thousand with regard to its deferred taxes (which is mainly tax loss carryforwards temporary differences due to unallowed research and development expenses) generated in Israel, respectively.

U.S. dollars in thousands
Valuation allowance, December 31, 2020	$8,789
Increase due to business combination	2,530
Increase	1,563
Valuation allowance, December 31, 2021	$12,882

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENTS OF OPERATIONS

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable operating segments. The Company manages its business primarily on a service basis. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments. The Company’s reportable segments consist of the Nanox ARC, Radiology services division and AI solutions divisions. Each one is managed separately to better align with the Company’s customers and distribution partners and the unique market dynamics of each segment. Operating income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment. Operating loss for each segment excludes other income and expense and certain expenses managed outside the reportable segments. Costs excluded from segment operating income include various corporate expenses such as income taxes. The Company does not include intercompany transfers between segments for management reporting

The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies.” The Company evaluates the performance of its reportable operating segments based on net sales and operating loss.

	Year ended December 31, 2021
	Nanox. ARC	Radiology Services	AI Solutions	Total

Revenues	$-	$1,034	$270	$1,304
Segment operating loss	(56,875)	(530)	(4,153)	(61,558)
Financial income				288
Loss before taxes on income				(61,846)

Depreciation and amortization expenses	458	441	1,393	2,292
Stock based compensation	$18,433	$37	$336	$18,806

	Year ended December 31, 2020
	Nanox. ARC	Radiology Services	AI Solutions	Total

Segment operating loss	(43,923)	-	-	(43,923)
Financial expense				108
Loss before taxes on income				(43,815)

Depreciation	208	-	-	208
Stock based compensation	$24,781	$-	$-	$24,781

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENTS OF OPERATIONS (continued):

	Year ended December 31, 2019
	Nanox. ARC	Radiology Services	AI Solutions	Total

Segment operating loss	(22,571)	-	-	(22,571)
Financial income				8
Loss before taxes on income				(22,563)

Depreciation	53	-	-	53
Stock based compensation	$16,245	$-	$-	$16,245

For the year ended December 31, 2021, the Company’s revenues in the United States of America constitutes approximately 98% of the Company’s total revenue. For the year ended December 31, 2021 no individual customer exceeded 10% of our total revenue or total accounts receivables.

Property and Equipment by Geography

	Year Ended December 31
	2021	2020
Israel	3,381	2,065
South Korea	33,836	11,675
Unites States	22	-
Japan	196	280
	37,435	14,020

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 15 - LOSS PER SHARE:

a.	Basic

Basic loss per share is calculated by dividing the loss attributable to the Company’s owners by the weighted average number of ordinary shares in issue.

	Year ended December 31,
	2021	2020	2019
Net loss attributable to Company’s owners	$(61,798)	$(43,815)	(22,563)

The weighted average of the number of ordinary shares (in thousands)	48,216	35,654	25,181
Basic and diluted loss per share	$(1.28)	$(1.23)	(0.90)

For the calculation of loss per share, the Company used the net loss attributable to Company’s owners divided by the weighted average number of the Company’s ordinary shares for the years ended December 31, 2021, 2020 and 2019.

b.	Diluted

As of December 31, 2021, and 2020 the Company had 2,505,370 and 3,173,186 warrants, respectively and 4,842,342 and 4,673,104 options, respectively. As of December 31, 2019, the Company had 5,548,649 warrants and 3,654,464 options. These warrants and awards were not considered when calculating diluted loss per share since their effect is anti-dilutive. In addition, contingently issuable ordinary shares that are issuable based on certain conditions (see Note 3) are not included in the potential dilutive shares in calculating the diluted loss per share.

NOTE 16 - SUBSEQUENT EVENTS:

On January 19, 2022, the Company issued 89,286 additional shares to the former shareholders of Nanox AI due to partial achievement of a milestone that occurred post-closing. The fair value of the shares at the issuance date was $952.

In March 2022, the Company leased and addition space of 105 square meters in Neve Ilan for a period of 3 years.

On March 28, 2022, the Board of Directors of the Company nominated Mr. Erez Alroy as a member of the Board of the Company. Mr. Alroy replaces Mr. Fenig who retires from his membership at the Board of the Company.

On January 25, 2022, Magistrate Judge Peggy Kuo appointed Davian Holdings Limited as Lead Plaintiff in the McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. On April 12, 2022 and in the same case, the Lead Plaintiff filed an amended complaint, which alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.Arc system as well as the comparison of the Nanox.Arc to CT scanners. Lead Plaintiff seeks to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and November 17, 2021. The Company has not yet responded to the amended complaint and intends to defend these actions vigorously.