Form 20-F
period 2022-12-31
Nano-X Imaging Ltd.
filed 2023-05-01
CIK 1795251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from          to

Commission file number 001-39461

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 55,094,237 Ordinary Shares as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

All statements that are not historical facts contained in this annual report on Form 20-F are forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, prospects, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning:

●	the initiation, timing, progress and results of our research and development, manufacturing and commercialization activities with respect to our X-ray source technology or the Nanox.ARC and the Nanox.CLOUD, which comprise the Nanox System;

●	our ability to successfully demonstrate the feasibility of our technology for commercial applications;

●	our expectations regarding the necessity of, timing of filing for, and receipt of, regulatory clearances or approvals regarding our technology, the Nanox.ARC and the Nanox.CLOUD;

●	our ability to secure and maintain required U.S. Food and Drug Administration (the “FDA”) clearance and similar approvals from regulatory agencies worldwide, or Notified Body (“CE”), and comply with applicable quality standards and regulatory requirements;

●	our ability to manufacture the Nanox.ARC, following receipt of clearance from the FDA, and if cleared by the requisite regulatory authorities in other jurisdictions, at substantially lower costs compared to medical imaging systems that use a legacy analog X-ray source;

●	our expectations regarding the deployment schedule to meet our target minimum installed base of our first Nanox Systems and final deployment of 15,000 Nanox Systems;

●	the pricing structure of our products and services, if such products and services receive regulatory clearance or approval;

●	the implementation of our business models;

●	the ability to successfully integrate the business of companies that we acquire and to realize the anticipated benefits of the acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired company to grow and manage growth profitably and retain its key employees;

●	our expectations regarding collaborations with third-parties and their potential benefits;

●	our ability to enter into and maintain our arrangements with third-party manufacturers and suppliers;

●	our ability to conduct business globally;

ii

●	our expectations regarding when certain patents may be issued and the protection and enforcement of our intellectual property rights;

●	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

●	regulatory developments in the United States and other jurisdictions;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	the rate and degree of market acceptance of our technology and our products;

●	development relating to our competitors and the medical imaging industry;

●	our estimates of the adoption of the Medical Screening as Service (“MSaaS”) based model by market participants;

●	our estimates regarding the market opportunities for our technology and our products;

●	our ability to attract, motivate and retain key executive managers;

●	our ability to comply with data protection laws, regulations and similar rules and to establish and maintain adequate cyber-security and data protection;

●	our ability to obtain third-party payor coverage or reimbursement of our Nanox System;

●	our expectation regarding the maintenance of our foreign private issuer status;

●	our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of the ongoing impact of the COVID-19 pandemic and the ongoing conflict in Ukraine and statements as to the impact of the political and security situation in Israel;

●	the costs incurred with respect to and the outcome of the securities class action litigation and U.S. Securities and Exchange Commission (“SEC”) inquiry we are currently subject to and any similar or other claims and litigation we may be subject to in the future; and

●	our success at managing other risks and uncertainties, including those listed under “Item 3. Key Information—D. Risk Factors.”

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Factors Summary

Risks Related to Our Business

●	We are a development-stage company with limited operating history. We expect to incur significant additional losses in the future and may never be able to effectuate our business plan or achieve significant revenues or reach profitability. Therefore, at this stage of our business, potential investors have a high probability of losing their entire investment.

●	Our efforts may never demonstrate the feasibility of our digital X-ray source technology, including both the micro-electro-mechanical systems (“MEMs”) X-ray chips and tubes, for commercial applications.

●	Two of our business models depend on the successful commercial application of the Nanox.CLOUD, which is subject to numerous risks and uncertainties.

●	We are highly dependent on the successful development, marketing and sale of our X-ray source technology and the related products and services.

●	Products utilizing our technology may need to be approved or cleared by the FDA and similar regulatory agencies worldwide. We may not receive, or may be delayed in receiving, the necessary approval or clearance for our future products, which would adversely affect business, financial condition, results of operations and prospects.

●	We may need to obtain additional financing to fund our future operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our technology and our products and services.

●	The success of our primary business model, the Subscription Model, is subject to numerous risks and uncertainties.

●	We may not be successful in tailoring our X-ray source to the specific systems of other medical imaging companies under our Licensing Model, and/or entering into licensing agreements on terms favorable to us.

●	To the extent that we license our X-ray source technology to other medical imaging companies, the products integrating our technology may need to be approved or cleared by the FDA or similar regulatory agencies.

●	We completed the acquisitions of Nanox AI (formerly known as Zebra), USARAD and the assets of MDWEB. Our failure to successfully, and in a timely manner, integrate the acquired businesses and assets or any future acquisition and/or new lines of businesses could have an adverse effect on our business, financial condition, and results of operations.

●	A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, may materially and adversely affect our business and our financial results and could cause a disruption to the development or deployment of the Nanox System.

●	Our industry is highly competitive and is subject to technological change, which may result in new products or solutions that are superior to our technology or other future products we may bring to market from time to time. If we are unable to anticipate or keep pace with changes in the marketplace and the direction of technological innovation and customer demands, our technology may become less useful or obsolete and our operating results will suffer.

●	We expect to depend on third parties to manufacture the Nanox.ARC and to supply certain component parts. Our reliance on third-party manufacturers and suppliers involves certain risks that may result in, among others, increased costs, quality or compliance issues, or failure to timely manufacture the Nanox.ARC, any of which could materially harm our business.

●	We may experience development or manufacturing problems and higher costs, or delays that could limit our revenue, if any, or increase our losses.

●	We may not be able to successfully execute our business models.

●	We have a limited operating history. If we successfully commercially launch the Nanox System, and it does not achieve widespread market acceptance, we will not be able to generate the revenue necessary to support our business.

●	We plan to do business globally, including in certain countries where we might have limited resources and would be subject to additional regulatory burdens and other risks and uncertainties.

●	Because the Nanox System is still in the development stage, it is not yet approved for third-party payor coverage or reimbursement. If in the future we are approved for and are otherwise able to commercialize it, but are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue, in which case we may need to obtain additional financing.

●	Recent changes in the United States related to payment policies for imaging procedures could have a negative impact on the utilization of our imaging services.

●	Billing complexities associated with obtaining payment or reimbursement may negatively affect our revenue, cash flow and profitability.

●	Any collaborative and MSaaS arrangements that we have established or may establish in the future may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative or MSaaS arrangements, and we will rely on them to achieve results which may be significant to us. In addition, any current or future collaborative and MSaaS arrangements may place the development and commercialization of our technology outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

●	We could become subject to product liability claims, product recalls, warranty claims and professional malpractice liability claims that could be expensive, divert management’s attention and harm our business reputation and financial results.

●	We are highly dependent on key members of our executive management team. Our inability to retain these individuals could impede our business plan and growth strategies, which could have a negative impact on our business and the value of your investment.

●	The mishandling or the perceived mishandling of sensitive information, or the occurrence of data security breaches, could harm our business.

●	Our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber-security.

●	Our ability to generate revenue from our teleradiology services and AI solutions, as well as the other imaging offerings that we are developing will depend in large part on referrals from physicians.

●	If we lose a significant number of our radiologists, our revenue from our teleradiology services and financial results could be adversely affected.

●	Exchange rate fluctuations between the U.S. dollar, the New Israeli Shekel and the KRW and inflation may negatively affect our results of operations, and we may not be able to hedge our currency exchange risks successfully.

●	We have been subject to securities class action litigation and are currently subject to an SEC inquiry and may be subject to similar or other claims, litigation, inquiries and investigations in the future, all of which will require significant management attention, could result in significant legal expenses and may result in unfavorable outcomes, all or any of which could have a material adverse impact on our financial condition and results of operations, harm our reputation or otherwise negatively impact our business.

●	If significant tariffs or other restrictions related to “trade wars” are placed on Chinese imports or any related counter-measures are taken by China, our revenue and results of operations may be materially harmed.

●	Our business may be impacted by changes in general economic conditions.

●	Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

●	We do not expect to carry any business interruption insurance or any other insurance (except for director and officer, property, product liability, malpractice and clinical trials insurance). As a result, we may incur uninsured losses, increasing the possibility that you would lose your entire investment in our company.

●	Certain of our directors and/or officers may have interests that compete with ours.

●	Our management team has limited experience managing a public company.

Risks Related to Our Intellectual Property

●	It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection.

●	Patent terms may be inadequate to protect our competitive position on our future products for an adequate amount of time.

●	Claims that our technology or our future products or the sale or use of our future products infringe the patents or other intellectual property rights of third parties could result in costly litigation or could require substantial time and money to resolve, even if litigation is avoided.

●	Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated if we or our future licensors do not comply with these requirements.

●	We may be subject to claims that our employees, consultants or advisers have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.

●	If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

●	Our rights to develop and commercialize our products may be subject to the terms and conditions of licenses and sublicenses granted to us by third parties.

●	We may be required to pay certain milestones and royalties and fulfill other obligations under our license agreements with third-party licensors.

●	If we choose to license our technology to third parties, this could result in disputes or otherwise limit our future operations.

Risks Related to Government Regulation

●	Our product candidates and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

●	We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our future products, and failure to timely obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

●	Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

●	Our products must be manufactured in accordance with federal, state and foreign regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.

●	The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

●	Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

●	Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

●	Changes in laws or regulations relating to data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business or could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

●	If we do not obtain and maintain international regulatory registrations, clearances or approvals for our products, we will be unable to market and sell our products outside of the United States.

●	Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

●	Healthcare reform laws could adversely affect our products and financial condition.

●	Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

Risks Related to Employee Matters

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	We may not be able to attract and retain the highly skilled employees we need to support our planned growth.

Risks Related to Owning Our Ordinary Shares

●	Our share price may be volatile, and you may lose all or part of your investment.

●	As a foreign private issuer, we are exempt from certain requirements that apply to domestic issuers and we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to shareholders under rules applicable to domestic issuers.

●	We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

●	We have not paid dividends in the past and have no immediate plans to pay dividends.

●	We incur significant increased costs as a result of operating as a public company that reports to the SEC and our management may be required to devote substantial time to meet compliance obligations.

●	Shares eligible for future sale may adversely affect the market for our ordinary shares and the issuance of additional ordinary shares as a result of the exercise of our outstanding warrants and options will dilute the percentage ownership of our other shareholders.

●	The purchase price of the ordinary shares may not reflect our actual value.

●	Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2022. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

●	It is likely that we will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2022, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

Risks Related to Our Operations in Israel

●	Conditions in Israel could materially and adversely affect our business.

●	The termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes.

●	It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this annual report on Form 20-F in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

●	Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

●	Our amended and restated articles of association contains exclusive forum provisions for certain claims, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

●	Provisions of our amended and restated articles of association and Israeli law and tax considerations may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and negatively affect the price of our ordinary shares.

Risks Related to Our Business

We are a development-stage company with limited operating history. We expect to incur significant additional losses in the future and may never be able to effectuate our business plan or achieve significant revenue or reach profitability. Therefore, at this stage of our business, potential investors have a high probability of losing their entire investment.

We are a development-stage company, and are subject to all of the risks inherent in the establishment of a new business enterprise. While we began to generate revenue in the year ended December 31, 2021 through the sale of teleradiology services and the sale of AI solutions, following the completion of the acquisitions of Nano-X AI Ltd (“Nanox AI”) (formerly known as Zebra Medical Vision Ltd. (“Zebra”)), USARAD Holdings, Inc., a Delaware corporation (“USARAD”) and the assets of MDWEB, LLC (“MDWEB”) in November 2021, we have a limited operating history and an unproven business plan upon which investors may evaluate our prospects. We have not yet demonstrated the feasibility of our digital X-ray source technology, including both the MEMs X-ray chips and tubes, for commercial applications. Although we have produced several Nanox.ARC units (including the Nanox.CLOUD) for purposes of collecting clinical sample images, obtaining regulatory approvals and demonstrations and training, we have not yet commercialized the Nanox System. We engaged Dagesh P.K. Ltd. (“Dagesh”) to manufacture these first Nanox.ARC units in Israel on a purchase order basis, and we expect such Nanox.ARC units will be used for the initial global deployment, among other purposes. Even if we are able to manufacture the Nanox.ARC, we may not be able to do so at the low costs needed to support our business models, including the Subscription Model, which is our primary business model. We may not receive, or may be delayed in receiving, the necessary approval or clearance for the Nanox.ARC or our future products. We also have not entered into any commercial arrangement for the licensing of our X-ray source under the Licensing Model.

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

We have a history of net losses and negative cash flow from operations since inception and we expect such losses and negative cash flows from operations to continue in the foreseeable future. As of December 31, 2022 and 2021, we had working capital of approximately $57.4 million and $42.1 million, respectively, and shareholders’ equity of approximately $216.7 million and $292.1 million, respectively. For the years ended December 31, 2022, 2021 and 2020, we incurred net losses of approximately $113.2 million, $61.8 million and $43.8 million, respectively. As of December 31, 2022 and 2021, we had an accumulated deficit of approximately $259.5 million and $146.2 million, respectively, and negative cash flow from operations of $43.4 million, $38.1 million and $21.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. We anticipate our losses will continue to increase from current levels because we expect to incur additional costs related to developing our business, including research and development costs, manufacturing costs, employee-related costs, costs related to acquisitions, costs of complying with government regulations, intellectual property development and prosecution costs, marketing and promotion costs, capital expenditures, general and administrative expenses (including litigation costs), and costs associated with operating as a public company.

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

We have developed our X-ray source technology, including both the MEMs X-ray chips and tubes, and the Nanox System, which includes the Nanox.ARC and the Nanox.CLOUD. Even though we believe our X-ray source, which we refer to as the Nanox.SOURCE, has achieved commercial applicability, our technology has not been tested over extended periods of time and therefore no meaningful data exists regarding the durability, safety and effectiveness of our X-ray source over extended periods. In addition, there is no precedent for commercialization of technology like ours. The commercial scale production and deployment of the Nanox System will require significant additional sales and marketing efforts, and we may not be able to ensure the effectiveness, accuracy, consistency and safety of the Nanox System in mass production and deployment. Any unanticipated technical or other problems and the possible insufficiency of funds and other resources needed to continue the development and commercialization of our X-ray source, the Nanox.ARC or the Nanox.CLOUD may result in delays and cause us to incur additional expenses that would increase our losses. If our X-ray source is not commercially feasible now or in the long term, our business may fail.

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

If we are unable to successfully commercialize the Nanox.CLOUD, our business, financial condition, results of operations and prospects could be negatively impacted.

We are highly dependent on the successful manufacturing, marketing and sale of our X-ray source technology and the related products and services.

Our core digital X-ray source technology is the basis of our Nanox System. As a result, the success of our business plan is highly dependent on our ability to manufacture and commercialize our X-ray source technology and related products and services, and our failure to do so could cause our business to fail. Successful commercialization of medical imaging devices is a complex and uncertain process, dependent on the efforts of management, manufacturers, local operators, integrators, medical professionals, third-party payors, as well as general economic conditions, among other factors. Any factor that adversely impacts the manufacture and commercialization of our X-ray source technology or related products and services will have a negative impact on our business, financial condition, results of operations and prospects. Some potential factors include:

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

We continue to implement a multi-step approach to the regulatory clearance process. As a first step, we submitted a 510(k) premarket notification to an accredited Review Organization under the FDA’s 510(k) Third Party Review Program (the “Third Party Review Program”) for a single-source version of the Nanox.ARC, known as the Nanox Cart X-Ray System. On April 1, 2021, we received clearance from the FDA to market our Nanox Cart X-Ray System. On June 17, 2021, we submitted a 510(k) premarket notification application to the FDA for the first version of our multi-source Nanox.ARC 3D digital tomosynthesis system. On August 12, 2021, we received a request for additional information from the FDA concerning the first submission of our multi-source system. On January 10, 2022, we withdrew our first submission of our multi-source system. On January 12, 2022, we submitted to the FDA a Q-submission for the second version of our multi-source Nanox.ARC 3D digital tomosynthesis system. The Q-submission program provides submitters an opportunity to have early collaboration and discussions about medical device submissions, through a request for feedback from and/or a meeting with the FDA regarding a potential or planned medical device submission. On September 26, 2022, we submitted a 510(k) premarket notification to the FDA as part of our 510(k) application process for the second version of our multi-source Nanox.ARC 3D digital tomosynthesis system (including the Nanox.CLOUD). On April 28, 2023, we received a 510(k) clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicists.

We expect to commercialize the second version of our multi-source Nanox.ARC and the Nanox.CLOUD as the Nanox System. We may need to seek approval from foreign regulatory authorities. We believe the digital X-ray source falls within a category of radiology vacuum tubes converting electrical input power into X-rays that utilize the same energy levels, radiation types and throughputs as already existing and approved X-ray tubes applied in a wide range of radiology medical procedures. As a result, we expect that there will be no novel claim or methodology related to the X-ray radiation produced by the digital X-ray source; however, regulatory agencies may not agree. To date, we have not had any discussion with the FDA or other regulatory authorities regarding the regulatory pathways for the novel digital X-ray source. Although we have received FDA clearance for the Nanox.ARC, efforts to achieve additional governmental clearances and approvals could be costly and time consuming, and we may not be able to obtain any such required clearances or approvals in accordance with our anticipated timeline or in a cost-efficient manner. Any delay or failure to obtain necessary regulatory clearances or approvals could have a material negative impact on our ability to generate revenues. Even if the products containing our technology receive the required regulatory clearance or approval, such products will remain subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions.

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

Our operations have consumed substantial amounts of cash since inception. Our net losses were $113.2 million, $61.8 million and $43.8 million for the years ended December 31, 2022, 2021 and 2020, respectively. In addition, significant resources were invested in the development of our X-ray source technology prior to us acquiring the technology. We anticipate that our future cash requirements will continue to be significant. While we began to generate revenue in the year ended December 31, 2021 and continued to generate revenue in the year ended December 31, 2022, we expect that we will need to obtain additional financing to implement our business plan as described in this annual report on Form 20-F. Specifically, although we believe our cash on hand is sufficient to complete the manufacture, shipping, installation and deployment of a significant number of Nanox System units, as well as to support the ongoing development of the Nanox.ARC and the Nanox.CLOUD, we may need to raise additional funds for such purposes. Such financings could include equity financing, which may be dilutive to shareholders, or debt financing, which would likely restrict our ability to borrow from other sources. In addition, such securities may contain rights, preferences or privileges senior to those of the rights of our current shareholders. Further, inflation and rising interest rates across the global economy have resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital and may result in increased financing costs. Additional funds may not be available when we need them, on terms attractive to us, or at all. If adequate funds are not available on a timely basis, we may be required to curtail the development of our technology, products or services, or materially delay, curtail, reduce or terminate our research and development and commercialization activities. We could be forced to sell or dispose of our rights or assets. Any inability to raise adequate funds on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operation and prospects, including the possibility that a lack of funds could cause our business to fail and liquidate with little or no return to investors.

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

We may experience operational and financial risks in connection with acquisitions.

In November 2021, we completed the acquisitions of Nanox AI (formerly known as Zebra), a deep-learning machine analytics company, USARAD, a leading provider of teleradiology services, and the assets of MDWEB, a decentralized marketplace connecting imaging facilities with radiologists. We integrated the operations of these acquired businesses and began to generate revenue in the year ended December 31, 2021 through the sale of teleradiology services and AI solutions, following the completion of these acquisitions. However, we may never realize the expected synergies, business opportunities and growth prospects in connection with any future acquisitions and/or joint ventures. We may not be able to capitalize on the expected business opportunities, assumptions underlying estimates of expected cost savings may be inaccurate or general industry and business conditions may deteriorate. In addition, integrating operations may require significant efforts and expense on our part. Personnel may leave or be terminated because of an acquisition. Our management may have its attention diverted while trying to integrate an acquisition. If these factors limit our ability to integrate the operations of any future acquisition successfully or on a timely basis, our expectations of future results of operations, including certain cost savings and synergies as a result of these or any future acquisition, may not be met. The failure to successfully manage these risks in the implementation of any future acquisition and any new lines of business could have a material, adverse effect on our business, financial condition and results of operations.

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

Our competitive position also depends on our ability to:

●	generate widespread awareness, acceptance and adoption of our technology and future products or services;

●	develop new or enhanced technologies or features that improve the convenience, efficiency, safety or perceived safety, and productivity of our technology and future products or services;

●	properly identify customer needs and deliver new products or services or product enhancements to address those needs;

●	limit the time required for development until commercial production;

●	limit the timing and cost of regulatory approvals;

●	attract and retain qualified personnel and collaborators;

●	protect our inventions with patents or otherwise develop proprietary products and processes; and

●	secure sufficient capital resources to expand both our continued research and development, and sales and marketing efforts.

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

We plan to engage third-party manufacturers and suppliers for the commercial production of our digital X-ray tubes for use in the Nanox.ARC, following receipt of clearance from the FDA, and if cleared or approved by similar regulatory authorities in other jurisdictions, based on, among other things, cost effectiveness. We are currently developing both ceramic and glass-based digital X-ray tubes for use in the Nanox.ARC. We are working with third parties as well as producing digital ceramic tubes at our Korean facility, which is currently our primary manufacturer and supplier for our digital ceramic tubes.

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

However, due, in part, to travel restrictions as a result of the COVID-19 pandemic, we engaged Dagesh to manufacture Nanox.ARC units (including the Nanox.CLOUD) in Israel on a purchase order basis that are being used for purposes of collecting clinical sample images, obtaining regulatory approvals and demonstrations and training, and we expect such Nanox.ARC units will be used for the initial global deployment, among other purposes. We have not entered into a formal agreement with Dagesh to date and we may not be able to enforce the obligations under such arrangements. As we further expand our business in connection with the commercialization of our technology, we expect to seek to engage several manufacturers of the Nanox.ARC. If any of our manufacturers or suppliers breach their agreements, are unable to meet their contractual or quality requirements, or become unwilling to perform for any reason, we may be unable, or may be unable in a timely manner, to locate alternative acceptable manufacturers or suppliers and enter into favorable agreements with them.

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

We commenced the manufacture of the MEMs X-ray chips at our fabrication facility in Korea, which is expected to meet our currently anticipated needs. However, we may not be successful in mass production of the MEMs X-ray chips at the facility or have sufficient capacity to manufacture the MEMs X-ray chips as our business expands. In addition, we rely on third parties to supply the raw materials and certain component parts. Disruptions of our relationships with such suppliers could negatively impact our production for an extended period of time. Any inability to acquire sufficient quantities of any raw materials or components in a timely manner from these third-party suppliers could have a material negative impact on our business. We may need to enhance or redesign our MEMs X-ray chip to generate licensing revenue from it or for it to be functional for certain medical imaging applications.

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

Developing manufacturing procedures for new products requires developing specific production processes for those products. Developing such processes could be time consuming, and any unexpected difficulty in doing so can delay the deployment of the Nanox System. Moreover, difficulties associated with adapting our technology and product design to the proprietary process technology and design rules of outside manufacturers can lead to reduced yields. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems may require cooperation between our manufacturers and us. This risk could be compounded by the offshore location of certain of our manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. Manufacturing defects that we do not discover during the manufacturing or testing process may lead to costly product recalls. These risks may lead to increased costs or delayed product delivery, which would harm our profitability and customer relationships. Furthermore, our, our manufacturers’ or our suppliers’ production processes and assembly methods may have to change to accommodate any significant, future expansion of our manufacturing capacity, which may increase the manufacturing costs, delay production of our products, reduce our product margin, require supplemental filings with the FDA or other regulatory authorities, any of which may adversely impact our business. If we are unable to keep up with demand for our products by successfully manufacturing and shipping our products in a timely manner, our revenue could be impaired, and market acceptance for our products could be adversely affected.

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

We have a limited operating history and while we began the marketing of our AI solutions and teleradiology services following the acquisitions in November 2021, we have limited history of marketing our X-ray source technology and the Nanox System. We may fail to generate significant interest in our X-ray source technology or the Nanox System or the imaging products using our technology, or any other product we may develop. These and other factors, including the following, may affect the rate and level of market acceptance:

●	effectiveness of the sales and marketing efforts of us, and our partners such as the local partners;

●	perception by medical professionals and patients of the convenience, safety, efficiency and benefits of the Nanox System or products using our technology, compared to competing methods of medical imaging, such as the time and skill required to read the tomographic images produced by the Nanox.ARC and our X-ray source;

●	opposition from certain industry leaders, which may limit our ability to promote the Nanox System and to penetrate into the medical imaging market in certain geographical areas;

●	the existence of established medical imaging technology;

●	willingness of market participants to accept the MSaaS model;

●	the changing and volatile U.S. and global economic environments, including as a result of the COVID-19 pandemic, the ongoing military conflict between Russia and Ukraine, the global response to it and any negative impact on the global economy and capital markets resulting from the conflict or any other geopolitical tensions, or inflation;

●	timing of market introduction of competing products, and the sales and marketing initiatives of such products;

●	press and blog coverage, social media coverage, and other publicity and public relations factors by others;

●	lack of financing or other resources to successfully develop and commercialize our technology and implement our business plan;

●	the level of commitment and support that we receive from our partners, such as local operators, cloud storage providers and medical AI software providers, as well as medical professionals such as radiologists; and

●	coverage determinations and reimbursement levels of third party payors.

If cleared or approved for marketing by the Notified Body (CE) or other regulatory agencies, as the Nanox.ARC (including the Nanox.CLOUD) was cleared for marketing by the FDA, depending on the approved clinical indication, the Nanox System will be competing with existing and future imaging products and similar offerings. The technology underlying our X-ray source and the Nanox System may be perceived as inferior or inaccurate and patients may be unwilling to undergo medical screening using the Nanox.ARC or other products using our technology. Moreover, patients and medical professionals may be unwilling to depart from the current medical imaging technology. Medical professionals tend to be slow to change their medical diagnostic practices because of perceived liability risks arising from the use of new technology or products, and they may not recommend medical imaging using the Nanox.ARC or other products using our technology until there is long-term clinical evidence to convince them to alter or modify their existing imaging methods. Our efforts to educate patients, radiologists and other members of the medical community on the benefits of our products require significant resources and may not be successful. Our efforts to educate the marketplace may require more resources than are required by conventional technologies marketed by our competitors. In particular, gaining market acceptance for our products in nascent markets, such as Africa, China, India, and certain countries in Latin America, could be challenging. Moreover, in the event that the Nanox System or other products using our technology are the subject of guidelines, clinical studies or scientific publications that are unfavorable or damaging, or otherwise call into question their benefits, we may have difficulty in convincing market participants to adopt our products. In addition, medical professionals, patients, providers of medical imaging services and third-party payors may not adopt or reimburse the use of the Nanox System in the near term or at all. If we are unable to achieve or maintain an adequate level of market acceptance, we may not generate significant revenue or become profitable and our business, financial condition, results of operations and prospects would be significantly harmed.

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

We also may sell the Nanox System to government entities, which are subject to a number of challenges and risks. Any actual or perceived privacy, data protection, or data security incident, or even any perceived defect with regard to our practices or measures in these areas, may negatively impact public sector demand for our products. Government entities may also have statutory, contractual or other legal rights to terminate contracts with us for convenience or due to a default, and any such termination may adversely affect our future results of operations. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our subscriptions, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities. In addition, sales of the Nanox System in foreign markets could also be adversely affected by the imposition of governmental controls, political and economic instability, war, conflicts, civil unrest and other hostilities, trade restrictions and changes in tariffs, any of which may adversely affect our business, financial condition, results of operations and prospects.

Although we received clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD), the device is not yet approved for third-party payor coverage or reimbursement. If in the future we are approved for and are otherwise able to commercialize it, but are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue, in which case we may need to obtain additional financing.

Although we received clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD), the device is not yet approved for third-party payor coverage or reimbursement. Coding and coverage determinations as well as reimbursement levels and conditions are important to the commercial success of an imaging product or offering. The future availability of insurance coverage and reimbursement for newly approved medical devices is highly uncertain, and our future business will be greatly impacted by the level of reimbursement provided by third-party payors. In the United States, third-party payors decide which imaging products and services they will cover, how much they will pay and whether they will continue reimbursement. Third-party payors may not cover or provide adequate reimbursement for the Nanox System or the imaging services using the Nanox System, assuming we are able to fully develop and obtain all regulatory approvals and clearances to market it in geographies in addition to the United States. To date, we have not had any discussions with any third-party payors, including any regulatory agencies administering any government funded healthcare programs, regarding the coding, coverage or reimbursement for imaging services using the Nanox System. Accordingly, unless government and other third-party payors provide coverage and reimbursement for our services, patients and healthcare providers may choose not to use them, which would cause investors to lose their entire investment. A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular products and services. Reimbursement may not be available, or continue to be available, for the Nanox System or the imaging services using the Nanox System, other products or systems using our X-ray source technology, our AI solutions, teleradiology services, the Nanox.MARKETPLACE or any other products or services we may develop or offer in the future, or even if reimbursement is available, such reimbursement may not be adequate. We also will be subject to foreign reimbursement policies in the international markets we expect to enter. Decisions by health insurers or other third-party payors in these markets not to cover, or to discontinue reimbursing, our products could materially and adversely affect our business. If such decisions are made, they could also have a negative impact on our ability to generate revenues, in which case we may need to obtain additional financing.

A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, may materially and adversely affect our business and our financial results and could cause a disruption to the development or deployment of the Nanox System.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. Beginning in 2019, a novel strain of a virus named SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), or coronavirus, which causes COVID-19, spread to most countries across the world, including Israel. The COVID-19 pandemic led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. While we have not experienced any material adverse impact as a result of the COVID-19 pandemic to date, the extent to which the COVID-19 pandemic may in the future impact our operations or those of our third-party partners will depend on future developments, which are highly uncertain and cannot be predicted with confidence. The future spread of COVID-19 globally or the reinstatement of restrictions or other actions that may be required to contain COVID-19 or treat its impact could adversely impact our development, manufacture or deployment of the Nanox System, which could adversely affect our ability to commercialize the Nanox System, increase our operating expenses and have a material adverse effect on our financial results. Further, uncertainty around the COVID-19 pandemic and related issues could lead to adverse effects on the economy of the United States and other economies, which could impact our ability to raise the necessary capital needed to develop and commercialize the Nanox System.

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

We also expect increased regulation and oversight of advanced diagnostic testing. One provision in the Protecting Access to Medicare Act requires CMS to develop appropriate use criteria (“AUC”) that professionals must consult when ordering advanced diagnostic imaging services (which include magnetic resonance imaging (“MRI”), CT, nuclear medicine (including position emission tomography) and other advanced diagnostic imaging services that the Secretary of the Department of Health and Human Services (“HHS”) may specify). Under this provision, payment is to be made to the furnishing professional for an applicable advanced diagnostic imaging service only if the claim indicates that the ordering professional consulted a qualified clinical decision support mechanism, as identified by HHS, as to whether the ordered service adheres to the applicable AUC. To the extent that these types of changes have the effect of reducing the aggregate number of diagnostic medical imaging procedures performed in the United States, our business, results of operations, financial condition and cash flows would be adversely affected. In July 2022, CMS announced that the payment penalty phase for the AUC program would not begin on January 1, 2023 even if the public health emergency for COVID-19 ended in 2022 and that it was unable to forecast when the payment penalty phase would begin.

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

We have entered into certain, and expect to enter into additional, collaborative arrangements and MSaaS agreements with respect to the research, development, manufacture and commercialization of our technology with different relevant industry participants, including, among others, local operators, integrators, radiologists, cloud storage providers and medical AI software providers and third-party payors. See “Item 4. Information on the Company—B. Business Overview—MSaaS Agreements” and “Item 4. Information on the Company—B. Business Overview—Collaboration Agreements.” Any future potential collaborative or MSaaS arrangements may require us to rely on external consultants, advisors and experts for assistance in several key functions, including research and development, manufacturing, regulatory, intellectual property, commercialization and distribution. We cannot and will not control these third parties, but we may rely on them to achieve results, which may be significant to us. Relying upon these collaborative arrangements subjects us to a number of risks, including:

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

Our business exposes us to potential liability risks that are inherent in the marketing and sale of products used in patient care. We may be held liable if the Nanox System or if any other product that integrates our X-ray source technology causes injury or death or is found otherwise unsuitable during usage. The Nanox System incorporates sophisticated components and computer software. Complex software can contain errors, particularly when first introduced. In addition, new products or enhancements may contain undetected errors or performance problems that, despite testing, are discovered only after installation. Patients and end-users of the Nanox System could allege or possibly prove defects of our products or other products that integrate our technology.

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

Further, the radiologists that provide our teleradiology services may occasionally subject us to malpractice claims. For example, a complaint was recently filed against several defendants, including one of our radiologists and USARAD, alleging that such radiologist, in his capacity as an employee of USARAD, was negligent in the interpretation of a PET/CT scan prior to our acquisition of USARAD. Additional claims, suits or complaints relating to services provided by these radiologists may be asserted against us in the future.

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

Our ability to implement our business plan depends on the continued services of key members of our senior management. In particular, and to a critical extent, we are dependent on the continued efforts and services of the members of management named under “Item 6. Directors, Senior Management and Employees,” as well as the senior management of our significant subsidiaries. If we lose the services of such key members of our management team, we would likely be forced to expend significant time and money in the pursuit of replacement individuals, which may result in a delay in the implementation of our business plan and plan of operations. We may not be able to find satisfactory replacements on terms that would not be unduly expensive or burdensome to us. We do not currently carry a key-man life insurance policy that would assist us in recouping our costs in the event of the death or disability of a member of our management team. The loss of members of our management team, or our inability to attract or retain other qualified individuals, could have a material adverse effect on our business, results of operations and financial condition.

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

In addition, any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of or unauthorized acquisition of the sensitive or confidential information and data (including medical information), the loss, corruption, or alteration of this data, interruptions in our operations, or damage to our systems. Any such incidents, or any failure to make adequate or timely disclosures to the public, regulators or law enforcement agencies following any such incident, could subject us or our service providers to substantial system downtimes, operational delays, other detrimental impacts on our operations or ability to provide products and services to our customers, the compromising of confidential or otherwise protected information, including personal data, the destruction or corruption of data, other manipulation or improper use of our systems and networks, violations of applicable privacy, data collection and protection and cybersecurity laws and regulations or notification obligations, legal claims, regulatory scrutiny or enforcement actions, financial losses from remedial actions, loss of business or potential liability and/or damage to our reputation, any of which could have a material adverse effect on our business operations, cash flows, competitive position, financial condition and results of operations.

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

Our ability to execute our business strategy depends, in part, on the continued and uninterrupted performance of our information technology systems, which support our operations. Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from, among others, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization or similar disruptive problems. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our systems are also subject to compromise from internal threats such as improper action by employees, including phishing attacks or malicious insiders, or by vendors, counterparties and other third parties with otherwise legitimate access to our systems. Our policies, employee training, procedures and technical safeguards may not prevent all improper access to our network or proprietary or confidential information by employees, vendors, counterparties or other third parties. For example, in October 2022, we became aware that we were subject to what we believe was a phishing attack. Although the phishing attack did not have a material adverse effect on our business, a similar event in the future could have a material adverse effect on our business operations, cash flows and financial condition. If any other similar event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. We may not be able to anticipate data breaches, cyber-attacks or other similar incidents, detect or react to such incidents in a timely manner, implement effective preventive measures against such incidents, or adequately remediate any such incident. In addition, we cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

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

We may not receive payment from some of our customers for our AI solutions as a result of financial hardship.

We contract with hospitals, imaging centers, urgent care and other facilities to provide reading services. Some of our customers for our AI solutions may not have significant financial resources, liquidity or access to capital. If these customers experience financial difficulties, they may be unable to pay us for the services that we provide. A significant deterioration in industry conditions could have a material adverse effect on the financial health of some of our customers. If our customers suffer financial hardship, they could delay or default on their payment obligations to us, negatively impacting our operations.

Exchange rate fluctuations between the U.S. dollar, the New Israeli Shekel and the KRW and inflation may negatively affect our results of operations, and we may not be able to hedge our currency exchange risks successfully.

The U.S. dollar is our functional and reporting currency. However, a portion of our operating expenses, including personnel and facilities related expenses, are incurred in NIS or KRW. As a result, we are exposed to the risks that the NIS and KRW may appreciate relative to the U.S. dollar, or, if the NIS and KRW instead devalues relative to the U.S. dollar, that the inflation rate in Israel or Korea may exceed such rate of devaluation of the NIS or KRW, or that the timing of such devaluation may lag behind inflation in Israel or Korea. In any such event, the dollar cost of our operations in Israel or Korea would increase and our dollar-denominated results of operations would be adversely affected. Given our general lack of currency hedging arrangements to protect us from fluctuations in the exchange rates of the NIS and KRW and other foreign currencies in relation to the U.S. dollar (and/or from inflation of such foreign currencies), we may be exposed to adverse effects from such movements. Our exchange rate exposure may change over time as our business evolves and could result in increased costs or reduced revenue and could affect our actual cash flow. Changes in the relative values of currencies occur regularly and, in some instances, may have a significant impact on our operating results. The rate of inflation in Israel or Korea or in currency exchange rates may materially change and we might not be able to effectively mitigate these risks.

We have been subject to securities class action litigation and are currently subject to an SEC inquiry and may be subject to similar or other claims, litigation and investigations in the future, all of which will require significant management attention, could result in significant legal expenses and may result in unfavorable outcomes, all or any of which could have a material adverse impact on our financial condition and results of operations, harm our reputation or otherwise negatively impact our business.

We are, and may in the future become, subject to litigation or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition, including securities class actions and shareholder derivative actions, both of which are typically expensive to defend. Such claims and litigation proceedings may be brought by third parties, including our customers, competitors, advisors, service providers, partners or collaborators, employees, and governmental or regulatory bodies. For example, we currently have two securities class action complaints pending against us and certain former officers, asserting violations of federal securities laws and seeking unspecified damages. In addition, the Division of Enforcement of the SEC is conducting an investigation to determine whether there had been any violations of the federal securities laws, and the duration and outcome of this matter cannot be predicted at this time. A complaint was also recently filed against several defendants, including one of our radiologists and USARAD, alleging that such radiologist, in his capacity as an employee of USARAD, was negligent in the interpretation of a PET/CT scan prior to our acquisition of USARAD. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

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

Our business is subject to risks arising from changes in domestic and global economic conditions, including adverse economic conditions in markets in which we operate, which may harm our business. For example, the existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, limited availability of credit, liquidity shortages and constrained capital spending, increased costs of labor, fluctuations in foreign currency exchange rates, challenging and delayed sales cycles, slower adoption of new technologies, increased price competition and other similar effects. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

Our business, financial condition and results of operations may be materially adversely affected by adverse developments with respect to geopolitical disputes and financial institutions and associated liquidity risk.

U.S. and global markets are experiencing volatility and disruption, in part, as a result of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the ongoing conflict in Ukraine has led, and could lead, to market disruptions, including significant volatility in commodity prices, credit and capital markets. As a result, sanctions and penalties have been levied by the United States, European Union and other countries against Russia. Russian military actions and the resulting sanctions could have a negative impact on supply chains, our MSaaS agreements relating to Russia and Belarus or the region and adversely affect the global economy and financial markets. Any of the abovementioned factors could affect our business, prospects, financial condition and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

More recently, the closures of Silicon Valley Bank (“SVB”) and Signature Bank and their placement into receivership with the Federal Deposit Insurance Corporation (“FDIC”) created bank-specific and broader financial institution liquidity risk and concerns. Although the U.S. Department of the Treasury, the Federal Reserve and the FDIC jointly released a statement that depositors at SVB and Signature Bank would have access to their funds, even those in excess of the standard FDIC insurance limits, under a systemic risk exception, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our strategy, our financial condition, results of operations or cash flows and stock price and could require us to alter our plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

We do not expect to carry any business interruption insurance or any other insurance (except for director and officer, property, product and professional liability, malpractice and clinical trials insurance). As a result, we may incur uninsured losses, increasing the possibility that you would lose your entire investment in our company.

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

Certain of our directors and/or officers may have interests that compete with or may differ from ours.

Certain of our directors currently own, operate and manage other entities, which may have similar or different objectives than ours. Such activities could detract from the time these people have to allocate to our affairs. We lease office space to an entity in which Ran Poliakine (the chairman of our board of directors) serves as a member of senior management and is a significant shareholder. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Directors and Officers—Relationship with Illumigyn Ltd.” Additionally, we lease office space to an entity of which Ran Poliakine is a shareholder of its parent company. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements With Directors and Officers—Relationship with Wellsense Technologies, Ltd.” The terms of such agreements may not be as favorable to us as those that could be obtained from a third party. Moreover, certain of our directors and officers are affiliated with our current shareholders, and may have different interests than other shareholders. For additional information regarding related party transactions and potential conflicts of interest, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” Under the Israeli Companies Law, 5759-1999 (the “Companies Law”), office holders must promptly disclose to us any direct or indirect personal interest (within the meaning of the Companies Law) that he or she may have and all related material information or documents known to him or her relating to any existing or proposed transaction by us. In addition, we have adopted a code of ethics and conduct that requires our employees, officers and directors to disclose any situation that reasonably would be expected to give rise to a conflict of interest.

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

Environmental, social and corporate governance (“ESG”) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Directors and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation and employee retention may be negatively impacted, and our suppliers may be unwilling to continue to do business with us.

Investors and other stakeholders are increasingly focusing on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Increased regulatory requirements may result in increased demands or requirements regarding components of our products and their environmental impact on sustainability. Complying with these demands or requirements could cause us to incur additional manufacturing, operating or product development costs.

In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, the SEC has published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors.

If we do not adapt to or comply with new regulations, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, which could have a material adverse effect on our business or financial condition.

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

In addition, for patents that we do issue based on our applications or future applications, any issued patents may not provide us with any competitive advantages. Competitors may be able to design around our patents and develop products that provide outcomes comparable or superior to ours. Any changes we make to our product or any future products, including designs that may be required for commercialization or that cause them to have what we view as more advantageous properties, may not be covered by patents and patent applications we have licensed or own, and we may be required to file new applications and/or seek other forms of protection for any such altered products if any such protection is available. In addition, the patent prosecution process is expensive, time-consuming and complicated, and we and our current or future licensors, licensees or collaborators may not be able to prepare, file, prosecute and maintain all necessary or desirable patents or patent applications at a reasonable cost or in a timely manner. It is also possible that we or our current or future licensors, licensees or collaborators will fail to identify patentable aspects of inventions before it is too late to obtain patent protection for them. In addition, if we choose to and are able to secure patent protection in countries outside the U.S., the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. For instance, the legal systems of some countries, including India, China and other developing countries, do not favor the enforcement of patents and other intellectual property rights. This could make it difficult for us to stop the infringement of our patents or the misappropriation of our other intellectual property rights.

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

We expect the Nanox.ARC (including the Nanox.CLOUD) and other future products we develop to be regulated by the FDA as medical devices. Our product candidate is subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts, the U.S. Department of Justice (the “DOJ”) and the U.S. Department of Health and Human Services-Office of the Inspector General. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance and approval; conformity assessment procedures; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to occur, could lead to death or serious injury; post-market approval studies; and product import and export.

The regulations our product candidate is subject to are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on or additional requirements affecting our ability to develop our products, carry on or expand our operations, higher than anticipated costs or lower than anticipated sales for any approved product. Failure to comply with applicable regulations could jeopardize our ability to sell our future products, following receipt of clearance from the FDA, and if cleared or approved in other jurisdictions, and result in enforcement actions such as: warning or untitled letters; fines; injunctions; consent decrees; civil penalties; customer notifications; termination of distribution; recalls or seizures of products; administrative detention of medical devices believed to be adulterated or misbranded; delays in the introduction of products into the market; operating restrictions; total or partial suspension of production; refusal to grant future clearances or approvals for new products, new intended uses or modifications to our products; withdrawals or suspensions of current approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal prosecution or penalties. The occurrence of any of these events would have a material adverse effect on our business, financial condition and results of operations and could result in shareholders losing their entire investment.

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

In the United States, we continue to implement a multi-step approach to the regulatory clearance process. As a first step, we submitted a 510(k) premarket notification for the Nanox Cart X-Ray System, a single-source version of the Nanox.ARC, to an accredited Review Organization under the Third Party Review Program in January 2020. On April 1, 2021, we received clearance from the FDA to market our Nanox Cart X-Ray System. On June 17, 2021, we submitted a 510(k) premarket notification application to the FDA for the first version of our multi-source Nanox.ARC 3D digital tomosynthesis system. On August 12, 2021, we received a request for additional information from the FDA concerning the first submission of our multi-source system. On January 10, 2022, we withdrew our first submission of our multi-source system. On January 12, 2022, we submitted a Q-submission for the second version of our multi-source Nanox.ARC 3D digital tomosynthesis system to the FDA. The Q-submission program provides submitters an opportunity to have early collaboration and discussions about medical device submissions, through a request for feedback from and/or a meeting with the FDA regarding a potential or planned medical device submission. On September 26, 2022, we submitted a 510(k) premarket notification to the FDA as part of our 510(k) application process for the second version of our multi-source Nanox.ARC 3D digital tomosynthesis system (including the Nanox.CLOUD). On April 28, 2023, we received a 510(k) clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicists.

We expect to commercialize the second version of our multi-source Nanox.ARC and the Nanox.CLOUD as the Nanox System. Any modification to these systems that has not been previously cleared may require us to submit a new 510(k) premarket notification and obtain clearance, or submit a PMA and obtain FDA approval prior to implementing the change. Specifically, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, including new or additional clinical trial requirements, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

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

In order to sell our products in member countries of the European Economic Area (“EEA”), our products must comply with the essential requirements of the EU Medical Devices Regulation (EU) 2017/745. Compliance with these requirements is a prerequisite to be able to affix the Conformité Européene (“CE”) mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue a European Community (“EC”) Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a member state of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and audit the quality system of the manufacturer and manufacturing sites of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

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

Even though we received clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD), and if we receive regulatory clearance or approval of other future products, we remain subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. For example, we are required to submit periodic reports to the FDA as a condition of 510(k) clearance. These reports include information about failures and certain adverse events associated with the device after its clearance. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory clearance or approval to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state and foreign regulatory authorities have broad surveillance and enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include any of the following sanctions:

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

We expect that, if cleared or approved, our products, including the multi-source Nanox.ARC (including the Nanox.CLOUD), will be cleared by the requisite regulatory authorities for specific indications. For example, on April 28, 2023, we received a 510(k) clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers, and other medical practices by trained radiographers, radiologists, and physicists. We expect to train our marketing personnel and direct sales force to not promote our devices for uses outside of the FDA-approved indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label. Furthermore, the use of our devices for indications other than those approved by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among healthcare providers and patients.

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

Because the Nanox.ARC (including the Nanox.CLOUD) received clearance from the FDA, we are subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA or other regulatory bodies could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products or delay in clearance or approval of future products.

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

Physicians, other healthcare providers, and third-party payors will play a primary role with respect to any future products for which we obtain marketing approval. Our arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our product. Restrictions under applicable federal and state healthcare laws and regulations include the following:

●	The U.S. federal healthcare program Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly and practices that involve remuneration to those who prescribe, purchase, or recommend medical devices, including certain discounts, or engaging consultants as speakers or consultants, may be subject to scrutiny if they do not fit squarely within the exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability. Moreover, there are no safe harbors for many common practices, such as educational and research grants. Liability may be established without a person or entity having actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws, including, without limitation, our proposed Subscription Model, and our advisory, consulting and royalty agreements with certain physicians who receive compensation, in part, in the form of stock or stock options.

●	The federal civil False Claims Act prohibits, among other things, any person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds, or knowingly making, using, or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly concealing or knowingly and improperly avoiding, decreasing, or concealing an obligation to pay money to the federal government. In recent years, several healthcare companies have faced enforcement actions under the federal False Claims Act for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product or causing false claims to be submitted because of the company’s marketing the product for unapproved, and thus non-reimbursable, uses. False Claims Act liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties of tens of thousands of dollars per false claim or statement. Healthcare companies also are subject to other federal false claims laws, including, among others, federal criminal healthcare fraud and false statement statutes that extend to non-government health benefit programs.

●	The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), imposes criminal and civil liability for knowingly and willfully executing a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. In addition, HIPAA, as amended by HITECH, and their respective implementing regulations impose obligations, including mandatory contractual terms, on covered healthcare providers, health plans, as well as their business associates, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

●	The Physician Payment Sunshine Act, implemented as the Open Payments program, requires manufacturers of certain products reimbursed by Medicare, Medicaid, or the Children’s Health Insurance Program to track and report to the federal government payments and transfers of value that they make to physicians and teaching hospitals, certain other healthcare professionals, group purchasing organizations, and ownership interests held by physicians and their families, and provides for public disclosures of these data. Manufacturers are required to submit annual reports to the government and failure to do so may result in civil monetary penalties for all payments, transfers of value and ownership or investment interests not reported in an annual submission, and may result in liability under other federal laws and regulations.

●	Federal law prohibiting certain physician self-referrals, known as the Stark Law, prohibits a physician from referring Medicare or Medicaid patients to an entity for certain “designated health services” if the physician has a prohibited financial relationship with that entity, unless an exception applies. Certain radiology services are considered “designated health services” under the Stark Law.

●	Many states have adopted laws and regulations analogous to the federal laws cited above, including state anti-kickback and false claims laws, which may apply to items or services reimbursed under Medicaid and other state programs or, in several states, regardless of the payer. Several states have enacted legislation requiring medical device companies to, among other things, establish marketing compliance programs; file periodic reports with the state, including reports on gifts and payments to individual health care providers; make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities; and/or register their sales representatives. Some states prohibit specified sales and marketing practices, including the provision of gifts, meals, or other items to certain health care providers.

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

We expect to receive health information and other highly sensitive or confidential information and data of patients and other third parties (e.g., healthcare providers who refer patients for scans), which we expect to compile and analyze. While we have adopted measures to ensure that any such data will be transferred to us, to the extent possible, in a de-identified manner, collection and use of this data may still raise privacy and data protection concerns, which could negatively impact our business. There are numerous federal, state and international laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data. These laws and regulations are becoming more complex and/or prevalent in the United States, Europe, Israel, and elsewhere. The regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and this or other actual or alleged obligations may be interpreted and applied in a manner that we may not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or practices including ours. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of relevant users for the collection, use, retention, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and candidate products, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process patients’ data or develop new services and features.

In particular, there have been laws and regulations adopted throughout the United States and in Israel that impose new obligations in areas such as privacy. In the United States, privacy and data security laws are also complex and changing rapidly, these laws are not consistent, and compliance with them in the event of a widespread data breach is complex and costly. Both federal and state legislation, U.S. Congress and individual states also govern the collection, use and other processing of personal data. For example, the California Consumer Privacy Act (“CCPA”), provides data privacy rights for California residents and operational requirements for covered companies. Among other things, companies covered by the CCPA must provide new disclosures to California residents and afford such residents the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In addition, the California Privacy Rights Act (“CPRA”), which took effect in January 2023, has expanded the rights granted under the CCPA and imposes additional requirements. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulations (for example, the Virginia Consumer Data Protection Act (“VCDPA”), which took effect on January 1, 2023, and the Colorado Privacy Act (“CPA”), which will go into effect on July 1, 2023) that impose new privacy rights and obligations that resemble the CCPA and CPRA. Further, laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. More generally, some observers have noted that the CCPA, CPRA, VCDPA and CPA could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

Most of the new regulations exempt personal information which is subject to the HIPAA and HITECH regulations. Nonetheless, new legislation may affect our operations and business conduct, as it applies to our general conduct, marketing efforts and where we process data that is not health-related by nature (and, therefore, not subject to HIPAA), and may increase our compliance costs and potential liability.

In addition, we expect to obtain health information that is subject to privacy and security requirements under HIPAA and HITECH and its implementing regulations. The Privacy Standards and Security Standards under HIPAA establish a set of standards for the protection of individually identifiable health information by health plans, health care clearinghouses and certain health care providers, referred to as Covered Entities, and the business associates with whom Covered Entities enter into service relationships pursuant to which individually identifiable health information may be exchanged. As part of our normal operations, we expect to collect, process and retain personal identifying information regarding patients, including as a Business Associate of Covered Entities under HIPAA. Therefore, we expect to be subject to HIPAA, including changes implemented through HITECH, and we could be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information in a manner that is not authorized or permitted by HIPAA. A data breach affecting sensitive personal information, including health information, also could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

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

Another example of recent U.S. data security requirements is the Food and Drug Omnibus Reform Act (“FDORA”), enacted in December 2022, which, among other provisions, requires developers of certain “cyber devices” to design and implement plans to monitor, identify and address cybersecurity vulnerabilities of those devices and to submit those plans to the FDA as part of every new product application for a cyber device. “Cyber devices” are defined as devices that include software, connect to the internet, and contain any technological features that could be vulnerable to cybersecurity threats. This provision entered into effect on March 29, 2023, and FDA has indicated that it expects sponsors of cyber devices to begin to comply with these requirements as of October 1, 2023.

Internationally, many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data, as well as certification requirements for the hosting of health data specifically. For example, the European Union’s General Data Protection Regulation (2016/679) (“GDPR”) governs certain collection and other processing activities involving personal data about data subjects in the European Economic Area (“EEA”). The GDPR, supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, imposes stringent European Union data protection requirements and provides for significant penalties for noncompliance, ranging from €10 million to €20 million or 2% to 4% of our annual global revenue, whichever is higher. In the UK, we are subject to the UK General Data Protection Regulation and the United Kingdom’s Data Protection Act 2018 (the “UK GDPR”), under which penalties for noncompliance range from £8.7 million to £17.5 million or 2% to 4% of our annual global revenue, whichever is higher. Our UK and EEA operations are exposed to two parallel regimes, each of which may subject us to increased compliance risk based on differing, and potentially inconsistent or conflicting, interpretation and enforcement by regulators and authorities (particularly given that the UK GDPR is likely to be subject to divergence from the GDPR over time).

Under the GDPR and the UK GDPR, our processing of health data and other highly sensitive data (referred to as “special category data” in those regulations) exposes us to further compliance risk. We carry out data protection impact assessments (“DPIAs”) in connection with our high-risk processing activities and implement appropriate safeguards and mechanisms to ensure adequate protection of the personal data, in order to comply with GDPR/UK GDPR.

Additionally, legal developments in Europe in recent years, have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States. On July 16, 2020, in its Schrems II judgment, the Court of Justice of the European Union (“CJEU”) invalidated the EU-US Privacy Shield Framework (“Privacy Shield”), under which personal data could be transferred from the EEA to U.S. entities which had self-certified under the Privacy Shield scheme. On October 7, 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for United States Intelligence Activities’ which introduced new binding safeguards to address the concerns raised by the CJEU in its Schrems II judgement. Although this Executive Order is intended to form the basis of a new EU-US Data Privacy Framework (the “Framework”), the Framework is still in development and its route to implementation remains uncertain. Until the Framework is in place, our agreements and engagements with customers may be affected by the need to sign and implement additional agreements and security measures and this could lead to additional costs and increase our overall risk exposure. On June 27, 2021, the European Commission published a new set of modular standard contractual clauses (the “New SCCs”). The New SCCs must be used for all relevant transfers of personal data outside the EEA (since December 27, 2022) and organizations must ensure that all new and existing contracts involving the transfer of personal data outside the EEA contain New SCCs and, for transfers out of the UK, the International Data Transfer Agreement (“IDTA”) or the UK Addendum to the New SCCs. In addition to the use of a valid data transfer mechanism, transfer impact assessments must be carried out in respect of planned transfers of personal data from the EEA/UK to third countries including the U.S., and failure to do so may expose us to further compliance risk.

Further, the European Commission regularly re-examines its adequacy decisions, including its Decision 2011/61/EU regarding the adequacy of Israeli law. If, in light of the GDPR and developments in Israeli privacy legislation, Israel’s adequacy status for purposes of transfers of personal data from the EEA to Israel was revoked, this would affect our activities as an Israeli-based organization. The outcome of this examination may also affect the UK’s approach on the adequacy of Israeli law with respect to the UK GDPR, which could require us to further review and amend the lawful mechanisms by which we make and/or receive personal data transfers from the UK. In addition, while the European Commission adopted an adequacy decision for the UK on June 28, 2021, allowing the continued flow of personal data from the EEA to the UK, this decision will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision. The decision will be regularly reviewed by the European Commission going forward and may be revoked if the UK diverges from its current data protection laws and the European Commission deems the UK to no longer provide adequate protection of personal data.

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

Risks associated with regulation of new and emerging technologies such as artificial intelligence.

As a company that utilizes AI in our products and services, we are subject to regulatory and legal risks related to the use of AI. The development, deployment and use of AI technologies are subject to a variety of evolving laws and regulations, which may differ across jurisdictions and may evolve over time. Our failure to comply with these laws and regulations could result in legal liability, regulatory enforcement actions, negative publicity and damage to our reputation. For example, the EU Artificial Intelligence Act was proposed on April 21, 2021 by the European Commission and aims to introduce a common regulatory and legal framework for artificial intelligence. The proposal does not confer rights on individuals, but regulates the providers of AI systems, and entities making use of them in a professional capacity. Among other things, the proposal may require us to implement additional quality assurance controls and measures to be reviewed and approved by regulatory submissions of our products. The European Council adopted a common position on the proposal on December 6, 2022 and the proposal continues to progress through the EU legislative process. The UK also published a white paper on AI Regulation on March 29, 2023, setting out proposals for an AI governance framework which existing regulators would apply within their existing remits. Further, the EU Artificial Intelligence Act may impose certain limitations regarding the utilization of AI and machine learning technologies. Any additional costs and penalties associated with increased compliance, enforcement and risk reduction could make certain offerings less profitable or increase the difficulty of bringing certain offerings to market or maintaining certain offerings.

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

Healthcare reform laws and regulatory changes could adversely affect our products and financial condition.

During the past several years, the U.S. healthcare industry has been subject to an increase in governmental regulation, as well as judicial challenges, at both the federal and state levels. Efforts to control healthcare costs, including limiting access to care, alternative delivery models and changes in the methods used to determine reimbursement scenarios and rates, are ongoing at the federal and state government levels. From time to time, changes designed to contain healthcare costs have been implemented, some of which have resulted in decreased reimbursement rates for diagnostic imaging services that may impact our business or may otherwise affect our ability to commercialize or profitably sell any product candidates for which we obtain regulatory approval.

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

In addition, the ACA and related healthcare reform laws, regulations and initiatives have significantly increased regulation of managed care plans and decreased reimbursement under Medicare managed care. Moreover, to alleviate budget shortfalls, states have at times reduced or frozen payments to Medicaid managed care plans. We cannot accurately predict the complete impact of these healthcare reform initiatives, but they could lead to a decreased demand for medical devices and other outcomes that could adversely impact our business and financial results.

Some of the provisions of the ACA have yet to be fully implemented, and certain provisions have been subject to judicial and Congressional challenges. For example, the Tax Cuts and Jobs Act enacted on December 22, 2017, or TCJA, eliminated the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Internal Revenue Code of 1986, commonly referred to as the “individual mandate,” effective January 1, 2019. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA were invalid as well. On June 17, 2021, the Supreme Court held that state and individual plaintiffs did not have standing to challenge the individual mandate provision of the ACA; in so holding, the Supreme Court did not consider larger constitutional questions about the validity of this provision or the validity of the ACA in its entirety. Another case challenging the ACA’s requirement that private insurers cover certain preventative services is currently pending before the Texas District Court Judge. The Texas District Court Judge struck down this requirement with immediate nationwide effect on March 30, 2023, and the U.S. government has appealed the decision to the U.S. Court of Appeals for the Fifth Circuit. It is unclear how this decision and appeal, subsequent decisions and appeals, and other efforts to challenge, repeal or replace the ACA, or portions thereof, will affect our future products or our business. It is possible that the ACA, as currently enacted or as it may be amended in the future, and other healthcare reform measures that may be adopted in the future, could have an adverse effect on our industry generally and on our ability to commercialize our future products and achieve profitability.

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

Separately, in response to the COVID-19 pandemic, beginning in March 2020, the FDA postponed certain inspections of domestic and foreign manufacturing facilities. Since that time, the FDA has resumed on-site inspections of domestic and foreign manufacturing facilities; however, regulatory authorities within or outside the United States may adopt or resume similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

Risks Related to Owning Our Ordinary Shares

Our share price may be volatile, and you may lose all or part of your investment.

The market price for our shares may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in results of operations;

●	actual or anticipated changes in our growth rate relative to our competitors, as well as announcements by us or our competitors of significant business developments, changes in relationships with our target customers, manufacturers or suppliers, acquisitions or expansion plans;

●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public, as well as variance in our financial performance from the expectations of market analysts;

●	issuance of new or updated research reports or short reports by securities analysts or other market participants;

●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

●	additions or departures of key management or other personnel;

●	our involvement in litigation and investigations, including the securities class-actions and the SEC inquiry;

●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technology;

●	announcement or expectation of additional debt or equity financing efforts;

●	sales of our ordinary shares or other securities by us, our insiders or our other shareholders, or the perception that these sales may occur in the future;

●	the trading volume of our ordinary shares;

●	market conditions in our industry;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic, market or political conditions in the United States or elsewhere.

In particular, the market prices of pre-commercial-stage companies like ours have been highly volatile due to factors, including, but not limited to:

●	our ability to develop and commercialize our technology and future products or services;

●	developments or disputes concerning our product’s intellectual property rights;

●	our or our competitors’ technological innovations;

●	fluctuations in the valuation of companies perceived by investors to be comparable to us;

●	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new technologies or patents;

●	failure to complete significant transactions or collaborate with vendors in manufacturing our product; and

●	proposals for legislation that would place restrictions on the price of medical therapies.

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

In addition, as a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the Nasdaq Stock Market for domestic issuers. For instance, we follow home country practice in Israel with regard to, among other things, the director nomination procedure, approval of compensation of officers, and quorum at shareholder meetings. In addition, we follow our home country law, instead of the listing rules of the Nasdaq Stock Market, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. As foreign private issuer we are also permitted to follow home country practice in Israel with regard to composition of the board of directors.

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

We have incurred and expect to continue to incur additional expenses and devote increased management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the SEC thereunder) because we no longer qualify as an “emerging growth company.” We cannot estimate the amount of additional costs we may incur as a result of being a public company or the timing of such costs.

Pursuant to Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management is required to report on the effectiveness of our internal control over financial reporting. To maintain the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue enhancing existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. The process of evaluating our internal control over financial reporting requires an investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, as we no longer qualify as an “emerging growth company” under the JOBS Act, our independent registered public accounting firm must attest to the effectiveness of our internal control over financial reporting under Section 404. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Shares eligible for future sale may adversely affect the market for our ordinary shares and the issuance of additional ordinary shares as a result of the exercise of our outstanding warrants and options will dilute the percentage ownership of our other shareholders.

From time to time, certain of our shareholders are eligible to sell all or some of their ordinary shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate shareholders may sell freely after six months subject only to the current public information requirement (which disappears after one year). Of the 55,150,345 ordinary shares outstanding as of March 31, 2023, approximately 48,104,948 ordinary shares have been registered under the Securities Act and are freely transferable by persons other than our “affiliates” without restriction or additional registration; the remaining shares outstanding have not been registered under the Securities Act and may be offered or sold only pursuant to an effective registration statement or pursuant to an available exemption from the registration requirements. As of March 31, 2023, approximately 49,894,460 of our ordinary shares are held by “non-affiliates” and are freely tradable without restriction pursuant to Rule 144. In addition, a certain shareholder has the ability to cause us to register the resale of its shares issuable upon exercise of certain warrants under the Registration Rights Agreement (as defined below). See “Item 10. Additional Information—C. Material Contracts” for a description of the registration rights. Any substantial sale of our ordinary shares pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our ordinary shares.

In addition, as of March 31, 2023, there were two outstanding warrants to purchase a total of 2,312,443 ordinary shares, with exercise prices ranging from $18.00 per share to $20.87 per share. As of March 31, 2023, there were 4,993,803 ordinary shares issuable upon the exercise of options to purchase ordinary shares outstanding under our 2019 Equity Incentive Plan (as defined below), at a weighted average exercise price of $13.18 per share, and 1,523,424 additional ordinary shares reserved for future issuance under our 2019 Equity Incentive Plan. The warrants are exercisable immediately and expire on various dates. More convertible securities may be granted in the future to the Company’s officers, directors, employees or consultants or as part of future financings. The exercise of outstanding options and warrants will dilute the percentage ownership of the Company’s other shareholders.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2022. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to a lack of sufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training commensurate with our financial reporting requirements, as described in Item 15, “Controls and Procedures” of this annual report. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented, or detected on a timely basis.

While management has continued the process of remediating the material weaknesses, as described in Item 15, “Controls and Procedures,” if significant deficiencies or other material weaknesses are identified in our internal control over financial reporting that we cannot remediate in a timely manner, investors and others may lose confidence in the reliability of our financial statements and the trading price of our shares and ability to obtain any necessary equity or debt financing could suffer. The material weaknesses will not be considered remediated until we have completed implementing the necessary controls.

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

It is likely that we will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2022, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

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

A non-U.S. corporation’s PFIC status is a factual determination made annually after the close of each taxable year. Because the PFIC income test described above is based on a non-U.S. corporation’s gross income and not its net income, a non-U.S. corporation in the early stages of its business, such as our company, can be treated as a PFIC in those taxable years before it has sufficient operating revenue as a result of earning any amount of interest or other passive income. As a result, we believe that we will technically be classified as a PFIC for the taxable year ended December 31, 2022. Depending upon the composition of our income and assets and the market price of our ordinary shares during 2023 and subsequent taxable years and whether we start generating a substantial amount of active revenue, we could continue to be classified as a PFIC for 2023 and subsequent taxable years if we are classified as a PFIC for 2022. In addition, it is possible that any subsidiary that we own would also be classified as a PFIC for such taxable years.

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

Our executive offices are located in Neve Ilan, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, and negatively affected business conditions in Israel. In addition, Iran has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber-attacks against Israeli entities. Iran also has a strong influence among extremist groups in the region, including Hamas in Gaza, Hezbollah in Lebanon and various rebel militia groups in neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

Furthermore, the Israeli government has recently been pursuing legislation, which if adopted, would result in changes to Israel’s judicial system. This has prompted protests in Israel and triggered a considerable political debate. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes and the public response and political debate may negatively impact the business environment in Israel, including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds.

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

We are incorporated in Israel. Many of our directors and officers are not residents of the United States and a significant portion of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our directors and officers because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Additionally, Israeli courts might not enforce judgments obtained in the United States against us or our directors and officers, which may make it difficult to collect on judgments rendered against us or our directors and officers.

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

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to the Federal Forum Provision. This provision may limit our shareholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the Federal Forum Provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders, such as for those shareholders whose country of residence for tax purposes does not have a tax treaty with Israel which exempts such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. In order to benefit from the tax deferral, a pre-ruling from the Israel Tax Authority may be required.

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

On November 2, 2021, the Company completed the acquisition of 100% of the shares of USARAD Holdings, Inc., a Delaware corporation (“USARAD”), pursuant to the terms of the Stock Purchase Agreement, dated October 25, 2021 (the “USARAD SPA”), among the Company, USARAD, Dr. Michael Yuz, other holders of capital stock of USARAD and holders of USARAD options. USARAD is a U.S.-based teleradiology company with over 116 U.S. certified radiologists in its network. At closing, the Company (through a wholly-owned subsidiary) purchased 100% of the shares of USARAD on a fully diluted basis for $7,300,000 in cash and 496,545 ordinary shares. In addition, upon the successful achievement of certain milestones related to profitability, EBITDA and other operational performance metrics, the Company undertook to pay additional cash consideration in the amount of up to $2,000,000 and stock consideration in the amount of up to $6,500,000 at a per share value determined by the average of: (i) the volume weighted average closing share price of the 30 trading days prior to the relevant milestone completion, and (ii) the volume weighted average closing share price of the 30 trading days ending on August 6, 2021.

On April 28, 2023, the Company and Dr. Michael Yuz, as the representative of the former stockholders of USARAD, entered into the first amendment to the USARAD SPA, according to which the parties to the USARAD SPA agreed that (i) the Company shall pay to the former stockholders of USARAD an aggregate amount of $290,063 in cash and 45,392 ordinary shares, in consideration for the achievement of certain milestones in connection with the first earn out period, as defined in and in accordance with the USARAD SPA; and (ii) the rights and obligations under the USARAD SPA regarding the remaining earn out periods were amended such that the parties agreed that the Company shall pay to the former stockholders of USARAD an aggregate amount of $500,000 in cash and 210,000 ordinary shares as consideration for the remainder of the milestones and applicable earn-outs under the USARAD SPA. As a result of the amendment to the USARAD SPA, obligations of the Company and the rights of the former stockholders of USARAD relating to the purchase price (including the earn-outs) under the USARAD SPA have been satisfied in full.

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

On November 4, 2021, the Company consummated its purchase of 100% of the equity of Zebra Medical Vision Ltd., an Israeli company (“Zebra”) pursuant to the terms of the Agreement and Plan of Merger, dated August 9, 2021, as amended (the “Zebra Merger Agreement”), among the Company, Zebra and Perryllion Ltd., as representative of Zebra’s equity holders. Zebra, now known as Nanox AI, is a leading medical AI developer, with eight FDA-cleared and 11 CE-marked AI solutions for medical imaging. At closing, the Company issued 3,249,142 ordinary shares of the Company and committed to issue 70,211 employee options to the equity holders of Zebra, which represented (a) the basic purchase price of $100,000,000; minus (b) certain transaction costs; plus (c) deferred closing consideration in the amount of $3,333,333 as a result of Zebra entering into a designated commercial agreement prior to closing; plus (d) $6,300,000 as a result of Zebra achieving a designated milestone of obtaining a new FDA clearance for its population health product. All shares, except for the shares issued for the designated milestone, were issued at a deemed per share value of $33.18 and the shares issued for the designated milestone were issued at a per share value of $25.01. In addition, according to the terms of the Zebra Merger Agreement, under certain circumstances, the Company was obligated to issue additional ordinary shares as deferred closing consideration and certain milestone consideration (should such be achieved) representing an aggregate amount of up to $100,000,000 within three years following the closing. An aggregate of $9,633,333 of such consideration was paid at closing as described above. In addition, on January 19, 2022, we issued 89,286 additional ordinary shares to the former shareholders of Nanox AI due to partial achievement of a milestone that occurred post-closing. On December 29, 2022, the parties entered into a settlement with respect to any additional amount that could be granted under the Zebra Merger Agreement, according to which the Company issued Nanox AI’s former shareholders an additional 2,648,424 ordinary shares. As a result of the settlement, both parties’ performance obligations under the agreement have been satisfied in full.

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

B. Business Overview

Overview

Early detection saves lives—and we at Nanox are focused on applying our proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. We are developing an end-to-end imaging service solution, which includes the Nanox System, comprised of the Nanox.ARC using our novel MEMs X-ray source technology, and the Nanox.CLOUD, a companion cloud software, integrated with AI solutions and teleradiology services. Our vision is to increase early detection of medical conditions that are discoverable by X-ray by improving access to imaging, reducing imaging costs and enhancing imaging efficiency, which we believe is key to increasing early prevention and treatment, improving health outcomes and, ultimately, saving lives.

Our imaging solution is designed as a modular open system, and we intend in the future to explore the expansion of the solution to include additional components, which may be developed by us or third parties.

Our holistic imaging solution is currently comprised of the following four principal components:

The Nanox System. As a first step to producing a new class of accessible and affordable medical imaging systems, we focused on identifying and developing a novel digital X-ray source, which we refer to as the Nanox.SOURCE. Our X-ray source is based on a novel digital MEMs semiconductor cathode that we believe can achieve the same functionalities as legacy X-ray analog cathodes, while allowing for lower-cost production than existing medical imaging systems. We have been developing this technology over ten years towards the goal of commercial applicability. This novel digital X-ray source is the basis of core technology in the imaging system we are developing, and we believe it also has the potential to replace the legacy X-ray source in other existing imaging systems. Our technology aims to disrupt medical imaging by providing accessibility and affordability on a global scale. Our goal is to enable medical institutions and other significant medical players to either employ our solutions as a closed end-to-end system or to adopt a modular approach to our technologies, by acquiring or licensing our different components and integrating our technologies into their specific product.

The Nanox System includes two integrated components—hardware (Nanox.ARC), a medical imaging system incorporating our novel digital X-ray source, and software (Nanox.CLOUD). We developed, and continue to improve, the multi-source Nanox.ARC, a 3D tomosynthesis imaging system, which received a 510(k) clearance from the FDA and remains subject to regulatory clearance and approval in other jurisdictions. Tomosynthesis is an imaging technique used for early detection, that is designed to produce a high-resolution, 3D, X-ray image reconstruction of the scanned human body part for review by a professional diagnostics expert. In parallel, we have developed, and continue to improve, the Nanox.CLOUD, a companion cloud-based software to which scanned images may be securely uploaded to the cloud system. By integrating the Nanox.CLOUD with the Nanox.ARC, we believe the Nanox System could provide a streamlined process and end-to-end medical imaging service, including services such as image repository, radiologist matching, online and offline diagnostics review and annotation, connectivity to diagnostic assistive AI systems, billing, monitoring and reporting.

Following receipt of clearance from the FDA, and if cleared by similar regulatory agencies in other jurisdictions, we plan to market and deploy the Nanox System globally at a substantially lower cost than currently available medical imaging systems, such as legacy X-ray and Computerized Tomography (“CT”) systems, because our digital X-ray source will allow the Nanox.ARC to have a simpler structure without the costly cooling equipment used in legacy X-ray systems or the complex rotating mechanism used in CT devices. See “—Our Technology—The Nanox System.” We believe that the Nanox System could increase the accessibility and affordability of early-detection medical imaging systems worldwide, substantially reduce wait-times for imaging results and increase early detection rates compared to currently employed imaging process protocol.

We continue to implement a multi-step approach to the regulatory clearance process for the Nanox System. On April 1, 2021, we received clearance from the FDA to market our Nanox Cart X-Ray System, a single-source version of the Nanox.ARC. On June 17, 2021, we submitted a 510(k) premarket notification application to the FDA for the first version of our multi-source Nanox.ARC 3D digital tomosynthesis system. On August 12, 2021, we received a request for additional information from the FDA concerning the first submission of our multi-source system. On January 10, 2022, we withdrew our first submission of our multi-source system. On January 12, 2022, we submitted to the FDA a Q-submission for the second version of our multi-source Nanox.ARC 3D digital tomosynthesis system. The second version of the Nanox.ARC is an improved and enhanced version that was designed, among other things, to address certain deficiencies raised by the FDA during their review of the first submission from June 2021. On September 26, 2022, we submitted a 510(k) premarket notification to the FDA as part of our 510(k) application process for the second version of our multi-source Nanox.ARC 3D digital tomosynthesis system (including the Nanox.CLOUD). On April 28, 2023, we received a 510(k) clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicists.

Following receipt of clearance from the FDA, and if authorized by similar regulatory agencies in other jurisdictions, our goal is to finalize deployment of the initial 15,000 Nanox System units within three years following receipt of FDA clearance for our multi-source Nanox.ARC (including the Nanox.CLOUD). We have started to ship several units of the Nanox System for purposes of collecting clinical sample images, obtaining regulatory approvals and demonstrations and training. See “Item 3. Key Information—D. Risk Factors—Products utilizing our technology may need to be approved or cleared by the FDA and similar regulatory agencies worldwide. We may not receive, or may be delayed in receiving, the necessary approval or clearance for our future products, which would adversely affect business, financial condition, results of operations and prospects.”

We have also initiated the process to obtain CE marking for the marketing and sale of our Nanox.ARC (including the Nanox.CLOUD) in the European Union. We have engaged with a Notified Body and intend to submit requisite technical and other documentation during the coming months.

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

AI Imaging Solutions. Following our acquisition of Zebra, renamed Nanox AI, in November 2021, we offer FDA cleared AI-based software imaging solutions to hospitals, health maintenance organizations (“HMOs”), integrated delivery networks (“IDNs”), pharmaceutical companies, marketplaces and insurers, that are designed to identify or predict undiagnosed or underdiagnosed medical conditions, through the mining of data of existing CT scans. We currently offer AI imaging population health solutions aimed at identifying underlying findings, which are correlated to osteoporosis and cardiovascular disease. In addition, we are currently in advanced stages of developing a product for fatty liver to help detect patients at risk for more advanced liver disease, such as non-alcoholic liver steatosis (“NASH”). With our AI imaging population health solutions, we aim to further our mission to enable preventative healthcare through early detection. We also continue to maintain certain legacy contracts for AI imaging triage solutions.

In addition, since the acquisition and completion of integration with Nanox AI, we have begun to develop AI-based features to enhance the images generated by the Nanox.ARC, with the goal of improving diagnostic capabilities for the Nanox.ARC in chest and musculoskeletal imaging. Ultimately, we expect to integrate these AI imaging capabilities, which we refer to as Robodiology, into the Nanox System. Subject to completion of the development and receipt of requisite regulatory approvals, we plan to offer these AI imaging solutions as an optional service to our MSaaS partners.

Teleradiology Services. Following our acquisition of USARAD in November 2021, we offer teleradiology services to customers in the U.S. market and an additional seven countries by U.S.-based radiologists, certified by the American Board of Radiology. We offer imaging interpretation services for radiology practices, hospitals, medical clinics, diagnostic imaging centers, urgent care facilities and multi-specialty physician groups and USARAD contracts directly with these customers. In addition, we provide second opinion radiology readings, primarily to imaging centers. We have a network of over 116 independent radiologists in our marketplace, all of whom have undergone an accreditation process by us, and we provide our teleradiology services to approximately 187 customers representing approximately 241 facilities. We allocate images that we receive from our customers, through our picture archiving and documentation system, to radiologists in our network based on the radiologist’s area of specialization. Payment is made by the customer directly to us monthly based on the number of monthly readings and we pay the radiologist a predetermined fixed fee per reading.

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

The Nanox Ecosystem

The Nanox System

We have developed, and continue to improve, the Nanox System, which has two integrated components — hardware (Nanox.ARC) and software (Nanox.CLOUD). The Nanox.ARC, a 3D tomosynthesis imaging system, is designed to integrate our proprietary and novel digital X-ray source, known as Nanox.SOURCE. Our X-ray source is based on a novel digital MEMs semiconductor cathode that we believe can achieve the same functionalities as legacy X-ray analog cathodes, while allowing for lower-cost production than existing medical imaging systems. We have been developing this technology over ten years towards the goal of commercial applicability.

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

We believe that the use of the legacy analog X-ray source is one of the key factors for the high cost of existing medical imaging systems. The main categories of medical imaging systems that use X-ray sources include legacy X-ray systems, CT (3D cross-sectional 360° “slicing” X-ray imaging), mammography (2D and 3D breast X-ray imaging), fluoroscopy (real-time X-ray video imaging) and angiogram (blood vessels, contrast X-ray imaging). CT scanners, for example, are complex diagnostic imaging systems that use X-rays to take images of a patient’s internal structures and organs. Due to the limitations of the analog X-ray source described above, general radiographic X-ray tubes are not well suited for use in a CT scanner. CT scanners instead use a specialized X-ray tube designed to withstand the excessive amount of heat produced by continuous energization. This X-ray tube is located in the gantry, which is the largest part of a CT scanner and consists of the X-ray detectors, the mechanical supports and the scanner housing. Due to the heat generated by this process, one of the most complex mechanical challenges is cooling the analog X-ray source while rotating it in a heavy gantry at high-speed. One solution used is the rotating anode, where a tungsten metal disk rotates at high revolutions per minute so the electron beam hits a different spot on the disk on a continuous basis to prevent the concentration of heat in one spot on the disk and reduce the likelihood of overheating or burning. In addition, CT scanners require a long continuous exposure time to create 3D images of the patient’s body using multiple X-ray images, which means that the X-ray tube must be continually energized and that patients are continuously exposed to radiation throughout that period. As a result of these complexities, most high-quality X-ray tubes for a CT scanner weigh between approximately 50 and 100 kilograms with the cooling mechanism.

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

X-ray source KvP / mA decoupling. Our X-ray source is designed to create imaging using one X-ray source chip because there is complete independence and separation between the strength of X-ray penetration and the amount of photons for illumination (referred to as “KvP / mA”). KvP represents the speed of electrons that gives the X-ray its penetrating power, and higher KvP means the X-rays can penetrate higher density materials such as bones. mA represents the amount of photons or brightness levels of the X-ray image. For legacy X-ray sources, KvP / mA ratios were codependent in a linear relationship and each X-ray source could only produce one set of KvP / mA combinations dedicated for a particular use (for example, either tissue images or bone images, but not both simultaneously). We believe our X-ray source technology can produce multi-spectral imaging from one X-ray source, which allows for variable energy levels to be controlled during one scan. Therefore, one source chip can be used for multiple types of scans, such as head-scans, abdomen, mammography and angiograms, involving both soft and hard tissues at variable densities, simultaneously. We believe this multi-spectral imaging could also be applied to real-time video imaging. Our latest working prototype uses up to 160 KvP / mA under lab conditions, and we intend to commercialize the multi-source Nanox.ARC with a range of 40 – 110 KvP / mA.

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

Simplified hardware structure. Because our chip-based X-ray source and tube are designed to be quickly triggered electronically, we are able to have multiple stationary-anode tubes arranged around the patient as opposed to one larger tube that rotates around the patient. We believe this could reduce the complexity and cost of the Nanox.ARC compared to legacy imaging devices. This current approach to increase durability of the tungsten anode in imaging devices, the rotating anode mechanism requires both a significant increase in tube size and mechanical component cost to allow for the complex movements of the tube. In contrast, we believe by using our X-ray source we will be able to significantly reduce the size of X-ray tubes and simplify the structure of our medical imaging system.

We believe our X-ray source has the potential to replace the legacy X-ray source in other existing imaging systems, as well as the X-ray source in systems used in other industries, such as security scanners.

Nanox System

We have developed, and continue to improve, the multi-source Nanox.ARC, a medical device that integrates our proprietary and novel X-ray source. Subject to receiving requisite regulatory clearance and approval, the version of the multi-source Nanox.ARC that we expect to introduce to the market is expected to be a 3D tomosynthesis imaging system that produces a 3D reconstruction of the scanned human body part. The Nanox.ARC, using our X-ray source, is designed to produce partial-body scans of various body parts, with remote operation capability, and to have a full kVp / mA energy throughout range as per industry standards, multi-spectral imaging range, as well as cloud connectivity and standard compliance safety mechanisms. It is designed for easy setup and operation with multiple stationary X-ray tubes arranged around the patient. We anticipate that part of the software will be used to run the Nanox.ARC will be cloud-computing based and integrated with the Nanox.CLOUD, as further explained below.

In addition to the Nanox.ARC, we have developed, and continue to improve, the Nanox.CLOUD, a companion cloud software that will allow for the delivery of medical screening as a service. With the Nanox.CLOUD, we anticipate that the high-cost components of existing medical imaging systems, such as analytics and computing software that are traditionally installed via multiple licenses on-premise and on a per-system basis, will become centralized through the cloud.

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

We believe the Nanox System, following receipt of clearance from the FDA, and if cleared and approved by the requisite regulatory authorities in other jurisdictions, if successfully deployed, will streamline the entire medical screening process ranging from scanning to support diagnostics, and solve the bottleneck of imaging-to-diagnostics.

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

As we continue to develop the Nanox System, we continue to implement a multi-step approach to the regulatory clearance process. On June 17, 2021, we submitted a 510(k) premarket notification application to the FDA for the first version of our multi-source Nanox.ARC 3D digital tomosynthesis system. On August 12, 2021, we received a request for additional information from the FDA concerning the first submission of our multi-source system. On January 10, 2022, we withdrew our first submission of our multi-source system. On January 12, 2022, we submitted to the FDA a Q-submission for the second version of our multi-source Nanox.ARC 3D digital tomosynthesis system. The second version of the Nanox.ARC is an improved and enhanced version that was designed, among other things, to address certain deficiencies raised by the FDA during their review of the first submission from June 2021. On September 26, 2022, we submitted a 510(k) premarket notification to the FDA as part of our 510(k) application process for the second version of our multi-source Nanox.ARC 3D digital tomosynthesis system (including the Nanox.CLOUD). On April 28, 2023, we received a 510(k) clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicists.

Following receipt of clearance from the FDA, and if authorized by similar regulatory agencies in other jurisdictions, our goal is to finalize deployment of the initial 15,000 Nanox System units within three years following receipt of FDA clearance for our multi-source Nanox.ARC (including the Nanox.CLOUD). We have started to ship several units of the Nanox System for clinical image samples, regulatory approvals and demonstration and training purposes. To date, we have not obtained feedback from the FDA regarding the regulatory pathways for the novel digital X-ray source.

We expect to commercialize the second version of the multi-source Nanox.ARC and the Nanox.CLOUD as the Nanox System.

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

The Subscription Model (MSaaS Model)

The foundation of the Subscription Model is our integrated offering of the Nanox.ARC and the Nanox.CLOUD, which we refer to as the Nanox System. Under the Subscription Model, which we also refer to as the MSaaS model (Medical Software as a Service), we expect to sell the Nanox System, following receipt of clearance from the FDA, and if cleared or approved by the requisite regulatory authorities in other jurisdictions, at low cost or to provide the system at no cost, and to receive a portion of the proceeds from each scan as the right-to-use licensing fee, and potentially additional fees for usage of the Nanox.MARKETPLACE, AI capability and teleradiology services, with the remaining amount allocated among our partners, including the local operators, radiologists, cloud storage providers, medical AI software providers and others, on a case by case basis. While the actual pricing charged by local operators may be greater than our suggested retail price, the retail price per scan in all markets other than the United States is still expected to be substantially less than the global average. In the United States, we expect the retail price to represent a significant reduction compared to the average cost of a CT scan. We expect the Nanox System will be operated by local operators independent from us, but we would contract with third parties to provide the day-to-day maintenance of the Nanox System.

While we believe our novel X-ray source could provide existing market participants with the paradigm shift needed for preventive healthcare disruption, we also believe existing market participants are not likely to undertake the change-leadership route and will be slow to adopt the MSaaS model. Accordingly, following receipt of clearance from the FDA, and if authorized by similar regulatory agencies in other jurisdictions, our goal is to finalize deployment of the initial 15,000 Nanox System units within three years following receipt of FDA clearance for our multi-source Nanox.ARC (including the Nanox.CLOUD) to jumpstart the MSaaS-based medical imaging market, including in the United States and certain countries in Asia, Europe, Africa, Latin America and Australia.

The Sales Model

In certain countries, we intend to commercialize our X-ray source technology using the Sales Model to accommodate specific local regulatory requirements. Under this model, we expect to sell the Nanox System, following receipt of clearance from the FDA, and if cleared or approved by the requisite regulatory authorities in other jurisdictions, for a one-time charge. We expect this retail price to be higher than the upfront sales price under the Subscription Model but still substantially lower than the cost of existing medical imaging systems. If required by applicable regulatory requirements in any jurisdiction, we may enter into arrangements with third-party cloud vendors, on a case-by-case basis, which will be responsible for providing the cloud services (instead of the Nanox.CLOUD) and will be paid separately by the owner-operators of the Nanox Systems. In addition, we expect to contract with third-party service providers to provide maintenance services for the Nanox Systems at the owner-operators’ own costs.

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

AI Imaging Solutions

Nanox AI (previously known as Zebra) that we acquired in November 2021, has developed machine learning platforms, based on its database of over 500 million imaging scans, which facilitate the development of AI medical imaging solutions. Nanox AI has FDA clearance for eight radiology AI solutions, CE mark in Europe for five radiology AI solutions and regulatory approvals in other countries for its radiology AI solutions. Nanox AI has been granted over one dozen patents in the field of radiology AI. Nanox AI gathers underutilized image data from CT scans and helps medical service providers focus on patients that, upon findings generated by use of our AI solutions, require additional medical attention.

Following our acquisition of Nanox AI, we offer FDA cleared AI-based software imaging solutions to hospitals, HMOs, IDNs, marketplaces, pharmaceutical companies and insurers that are designed to identify or predict undiagnosed or underdiagnosed medical conditions, through the mining of data of existing CT scans. We are party to collaboration agreements with marketplaces for access and distribution of our Nanox AI solutions, and agreements with IDNs and hospitals with respect to our AI imaging solutions. We currently offer AI imaging population health solutions aimed at identifying underlying findings, which are correlated to osteoporosis and cardiovascular disease. In addition, we are currently in advanced stages of developing a product for fatty liver to help detect patients at risk for more advanced liver disease such as NASH. With our AI imaging population health solutions, we aim to further our mission to enable preventative healthcare through early detection. We also continue to maintain certain legacy contracts for AI imaging triage solutions.

In addition, since the acquisition and completion of the integration with Nanox AI, we have begun to develop AI-based features to enhance the images generated by the Nanox.ARC, with the goal of improving diagnostic capabilities for the Nanox.ARC in chest and musculoskeletal imaging. Ultimately, we expect to integrate these AI imaging capabilities, which we refer to as Robodiology, into the Nanox System. Subject to completion of the development and receipt of requisite regulatory approvals, we plan to offer these AI imaging solutions as an optional service to our MSaaS partners.

Teleradiology Services

Following our acquisition of USARAD in November 2021, we offer teleradiology services to customers in the U.S market as well as five additional countries. We provide radiologic interpretations or reads for emergency, routine, and subspecialty care cases through the utilization of our scalable communications network, incorporating encrypted servers and broadband Internet connections with workflow management and clinical applications software. Our radiologists’ network is comprised of U.S.-based radiologists, certified by the American Board of Radiology. We have a network of over 110 independent radiologists, all of whom have undergone an accreditation process by us, and we provide our services to approximately 187 customers representing approximately 241 facilities. We allocate images that we receive from our customers, through our picture archiving and documentation system, to radiologists in our network based on the radiologist’s area of specialization. Payment is made by the customer directly to us monthly based on the number of monthly readings and we pay the radiologist a predetermined fixed fee per reading.

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

AI Solutions. We currently focus our sales and marketing efforts for our AI solutions in the U.S., EU and UK markets and target large hospitals, HMOs, IDNs, marketplaces, pharmaceutical companies and insurers.

Teleradiology Services and Nanox.MARKETPLACE. We currently focus our sales and marketing efforts for our teleradiology services and the Nanox.MARKETPLACE in the U.S. market and target daytime costumers, which include urgent care facilities, stand-alone imaging facilities and outpatient imaging centers, as well as night-time and weekend customers, comprised of hospitals and community hospitals (state and local government).

Following the completion of our acquisitions, we are continuing to explore the potential synergies and the expansion of our offerings. We aim to integrate the Nanox.ARC and the Nanox.CLOUD with the Nanox.MARKETPLACE, creating a 3D imaging system that enables remote readings of scans with AI-powered imaging analysis and a global teleradiology solution.

Manufacturing and Supply of the Nanox.ARC

We have optimized the MEMs proprietary manufacturing process and initially used our own equipment in the clean rooms located at the University of Tokyo to manufacture the MEMs X-ray chip. We commenced manufacture of the MEMs X-ray chips at our fabrication facility in Korea, which is expected to meet our currently anticipated manufacturing needs.

We plan to engage with third-party manufacturers and suppliers for the commercial production of our digital X-ray tubes for use in the Nanox.ARC, following receipt of clearance from the FDA, and if cleared or approved by the requisite regulatory authorities in other jurisdictions, based on, among other things, cost effectiveness. We are currently developing both ceramic and glass-based digital X-ray tubes for use in the Nanox.ARC. We are working with third parties as well as producing digital ceramic tubes at our Korean facility, which is currently our primary manufacturer and supplier for our digital ceramic tubes. In April 2023, Nanox Korea received ISO 13485 certification for Medical Devices Quality Management Systems, covering Design, Development, Manufacturing, and Sales of X-Ray Tube for Medical Use, which is valid for a period of three years.

In May 2020, we entered into a three-year contract manufacturing agreement with FITI for mass production of the multi-source Nanox.ARC. Under the contract manufacturing agreement, FITI will negotiate and subcontract with other third parties for the commercial supply of the components of the Nanox.ARC in accordance with the pre-approved supplier list and on the terms to be agreed upon by both parties, except for the MEMs X-ray chip and X-ray tube. As we further expand our business in connection with the commercialization of our X-ray technology, we also expect to seek to engage alternative manufacturers of the Nanox.ARC. The agreement will be in effect for three years from the date of the agreement and is renewed for successive terms of one year unless or until either party notifies the other in writing of its intention not to renew with 90 days’ prior notice.

However, due, in part, to travel restrictions as a result of the COVID-19 pandemic, we decided to manufacture the first Nanox.ARC units in Israel and we engaged with Dagesh to manufacture Nanox.ARC units in Israel on a purchase order basis. These units are being used for purposes of collecting clinical sample images, obtaining regulatory approvals and demonstrations and training, and we expect they will be used for the initial global deployment, among other purposes.

MSaaS Agreements for the Nanox System

We have entered into 12 MSaaS agreements to deploy a total of 6,850 Nanox Systems in 17 regions, including in Europe, South and Central America, Asia, Australia, New Zealand, Russia and Africa. Under the terms of each agreement, we grant the other party a limited, non-transferable, sub-licensable right to access and operate the Nanox System in the region applicable for such party. We undertake to provide a specified number of Nanox Systems to each entity based on agreed shipment schedules, subject to local regulatory approval and material compliance with acceptance test protocol (the “Conditions Precedent”). The other party undertakes to deploy the Nanox Systems to provide a minimum number of scans per year (generally based on 7 scans per day and 23 days per month) on a pay-per-scan basis, and to pay a minimum annual fee (including payments to our partners) ranging from approximately $2 million to $58 million, or approximately $155 million in total, excluding the payments to our partners. The MSaaS agreements, subject to certain conditions, require each of our counterparties to deliver to us a standby letter of credit or financial guarantee in the amount equal to the minimum annual fee in favor of us after receipt of the Conditions Precedent. However, there can be no guaranty that our counterparties will be able to obtain such letters of credit or financial guarantees. In addition, a majority of our MSaaS agreements are exclusive; however, under several agreements, we may seek alternative partners in the applicable region while maintaining the possibility to eventually resume the agreement, if the requisite regulatory authorizations are received.

The Nanox Systems provided under each agreement will remain our property, and the other party will only have a limited license to use the Nanox Systems. In addition, we must approve in writing any sublicense granted under the applicable agreement. We undertake to provide billing services and training for a local medical professional workforce to operate the Nanox System and typically also undertake to provide radiology and maintenance services to operate the Nanox System.

Each agreement will be in effect for multiple years, ranging from three to seven years from the date of the applicable agreement or the date of fulfilment of the Conditions Precedent, as applicable, and is renewable for an additional multi-year term with both parties’ mutual consent. Each agreement may be terminated by, among other things, notice of the non-breaching party in case of a material breach of a party’s material obligations, or by either party in case of the bankruptcy or insolvency of the other party.

Most of the MSaaS agreements are in initial phases as the deployment of the Nanox System remains subject to regulatory clearance or approval (including, in certain cases, FDA clearance). We are collaborating with our partners to obtain the applicable regulatory authorizations and other requisite Conditions Precedent in the applicable region. In parallel, we have entered into several memorandums of understanding and/or preliminary agreements with existing and potential partners for evaluation of market penetration and deployment in various regions. Within the scope of these engagements, we have shipped several Nanox System units for purposes of collecting clinical sample images, obtaining regulatory approvals and demonstrations and training.

We believe our MSaaS business model has the potential to expand the total size of the X-ray-based medical imaging market. We plan to measure the success of our MSaaS business model by annual capacity for Above-the-Line (“ATL”) scans which represent the increased capacity of imaging care we can provide to people that originally had no meaningful access to medical imaging. As we expand our operations and deploy more units of the Nanox System in an increasing number of countries using the MSaaS model, we expect our ATL scans metric to increase accordingly.

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

In addition, on June 4, 2020, we entered into a collaboration agreement with SK Telecom, pursuant to which we and SK Telecom continue to explore and engage in good faith to develop a definitive agreement for the deployment of 2,500 Nanox Systems in South Korea and Vietnam, and we have established a wholly-owned subsidiary in South Korea with the support of SK Telecom for the purpose of manufacturing MEMs X-ray chips for the Nanox.ARC. Although the agreement expired according to its terms, we continue to explore business opportunities and assess potential collaborations with SK Telecom in various business areas and opportunities.

We also entered into several non-exclusive collaboration agreements with certain AI partners and image transfer partners, which we may utilize to complement our in-house AI capabilities, including those developed by the companies we acquired in November 2021.

Given that the Nanox.CLOUD and the Nanox.MARKETPLACE are designed with the capability to receive scans from different imaging sources, in addition to the Nanox.ARC, we intend to explore additional collaboration opportunities in the near future. For example, in 2022, we invested $1.0 million for approximately 1% of the shares of Remedi co Ltd. (“Remedi”), a Korean radiation specialist company in radiography and therapy based on X-ray components. Remedi is a privately owned company, and we have an ongoing collaboration in the development of the high voltage power supply for Nanox.ARC. In August 2022, we entered into a supply agreement with Remedi in order to integrate Remedi’s two-dimensional (“2D”) imaging systems (using traditional X-ray tubes) to the Nanox.CLOUD and the Nanox.MARKETPLACE, creating a mobile 2D X-ray system that enables remote readings of scans with AI-powered imaging analysis and a global teleradiology solution, which we refer to as the “Nanox.CONNECT.” The Nanox.CONNECT is currently deployed in a several beta sites in order to receive local regulatory approvals and explore and evaluate the business model and the potential service.

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

We believe we will likely be subject to U.S. rules and regulations governing data protection, including HIPAA, HITECH and other privacy and data security regulations. See“—Government Regulation—Healthcare Regulatory Laws—Data Privacy and Security.”

Separate from, and in addition to, the GDPR/UK GDPR requirements, certification requirements for the hosting of health data will vary by jurisdiction (and may or may not apply to hosts of health data). As the Nanox System is projected to operate in various EEA countries, we may be required to comply with other national healthcare regulations or regulatory requirements. For example, in France, there is a procedure as of April 1, 2018, for hosts of health data to obtain a prior certification with the competent certification body. Similarly, in Israel, any provision of cloud-based systems to public health sector entities requires certain certifications, such as ISO 27001 and ISO 27799 pertaining to the secured processing of health-related data. Such certifications require further compliance investments and maintenance costs.

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

510(k) Clearance Marketing Pathway

The Nanox.ARC is a Class II device that was subject to premarket notification and clearance under section 510(k) of the FDCA. To obtain 510(k) clearance, we submitted to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device), and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but often takes longer. In certain cases, the FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, the FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. For fiscal year 2023, the standard user fee for a 510(k) premarket notification application is $19,870.

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

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which the FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA devices are also subject to the payment of user fees, which for fiscal year 2023 includes a standard application fee of $441,547 and an annual establishment registration fee of $6,493.

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

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with FDA and other regulatory requirements, including the FDA’s investigational device exemption (“IDE”) regulations which govern investigational device labeling, prohibit promotion of the investigational device and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

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

Teleradiology

The healthcare industry is highly regulated. Our ability to operate profitably will depend in part upon the ability of us, our affiliated radiologists, and our customers to obtain and maintain all necessary licenses and other approvals to comply with applicable healthcare regulations. We believe healthcare regulations will continue to change. Therefore, we monitor developments in healthcare law and we are likely to be required to modify our operations from time to time as the business and regulatory environment changes. Although we believe that we are operating in compliance with applicable federal and state laws, we cannot assure you that review of our business by courts or regulatory authorities will not result in determination that could adversely affect our operations or that the healthcare regulatory environment will not change in way that restricts our operations. Future changes in healthcare regulation are difficult to predict and may constrain or require us to restructure our operations, which could negatively impact our business and operating results.

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

U.S. federal healthcare fraud and abuse laws will generally apply to our activities, among other reasons because we expect that our products will be covered under federal healthcare programs such as Medicare and Medicaid. The Anti-Kickback Statute is particularly relevant because of its broad applicability. Specifically, the Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for, or to induce, either the referral of an individual, or the furnishing, arranging for or recommending a good or service for which payment may be made in whole or part under federal healthcare programs, such as the Medicare and Medicaid programs. A broad range of financial interactions with a healthcare provider, patient or customer may implicate the Anti-Kickback Statute. Statutory exceptions and regulatory safe harbors protect certain interactions if specific requirements are met. However, only those interactions that represent fair market value exchanges generally are protected by a safe harbor or exception. The government can exercise enforcement discretion in taking action against unprotected activities. Further, a person or entity does not need to have actual knowledge of the Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim involving items or services resulting from a violation of the federal Anti-Kickback Statute also constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties statute. Penalties for Anti-Kickback Statute violations may include both criminal penalties such as imprisonment and fines and civil sanctions such as civil penalties and possible exclusion from Medicare, Medicaid and other federal healthcare programs. Exclusion would mean that diagnostic tests using our products would no longer be eligible for reimbursement under federal healthcare programs.

Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any payor, not only federal healthcare programs. Insurance companies may also bring a private cause of action for treble damages against a manufacturer for a pattern of causing false claims to be filed under the federal Racketeer Influenced and Corrupt Organizations Act. We believe that we are operating in compliance with applicable federal and state anti-kickback laws and that our contractual arrangements with our customers are structured in manner that complies with such laws.

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

Under the Federal False Claims Act, we may be liable if we or one of our customers submitted a false claim. If we were found to have violated these laws and regulations and as result submitted or caused our customers to submit a false claim, any sanctions imposed under the Federal False Claims Act could result in substantial fines and penalties or exclusion from participation in federal and state healthcare programs which could have a material adverse effect on our business and financial condition. If we are excluded from participation in federal or state healthcare programs, our customers who participate in those programs could not do business with us. Federal regulatory and law enforcement authorities regularly review and enforce activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and regulations, including laws and regulations that govern our activities and the activities of teleradiologists. These increased enforcement activities may have a direct or indirect adverse effect on our business, financial condition and results of operations. We believe that we are operating in compliance with these laws. However, if we are found to have violated such laws, our business, results of operations and financial condition would be harmed.

The federal physician self-referral statute, known as the Stark Law, prohibits physicians from making referrals for certain designated health services, including radiology services, to any entity with which the physician has a financial relationship unless there is an exception in the statute that allows the referral. The entity that receives a prohibited referral from a physician may not submit the bill to Medicare for that service. Federal courts have ruled that violations of the Stark Law, as well as violations of the federal anti-kickback laws described above, can serve as the basis for Federal False Claims Act suits. Many state laws prohibit physician referrals to entities with which the physician has a financial interest or require that the physician provide the patient with notice of the physician’s financial relationship before making the referral. Violation of the Stark Law can result in substantial civil penalties for both the referring physician and any entity that submits a claim for healthcare service made pursuant to a prohibited referral. We believe that all our customer arrangements are in compliance with the Stark Law. However, these laws could be interpreted in a manner inconsistent with our operations. Federal or state self-referral regulation could impact our arrangements with certain customers.

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

In addition, HIPAA authorizes the imposition of civil money penalties against entities that employ or enter into contracts with individuals or entities who have been excluded from participation in the Medicare or Medicaid programs. We perform background checks on our affiliated radiologists, and we do not believe that we engage or contract with any excluded individuals or entities. However, a finding that we have violated this provision of HIPAA could have a material adverse effect on our business and financial condition. We believe that our services have not historically been provided in a way that would place either our clients or ourselves at risk of violating HIPAA anti-fraud statutes, including those in which we may be considered to receive an indirect reimbursement, because of the reassignment by us to our customers of the right to collect for final reads. We have entered into agreements, and may in the future enter into agreements, with hospitals that are subject to an integrity order by the U.S. Department of Health and Human Services Office of the Inspector General (the “HHS-OIG”) that requires the hospital to ensure that each subcontractor to the hospital fully complies with HIPAA and the terms of the integrity order, including written policies and procedures assuring compliance, and subjects each subcontractor to audit at the determination of the HHS-OIG. We could be vulnerable to prosecution under these statutes if any of our customers deliberately or recklessly submits claims that contain false, misleading or incomplete information. In addition, the administrative simplification provisions of HIPAA require the promulgation of regulations establishing national standards for, among other things, certain electronic healthcare transactions, the use and disclosure of certain individually identifiable patient health information and the security of the electronic systems maintaining this information. These are commonly known as the HIPAA transaction and code set standards, privacy rule and security rule, respectively. The administrative simplification provisions of HIPAA direct the federal government to adopt national electronic standards for automated transfer of certain healthcare data among healthcare payers plans and providers, intended to enable healthcare industry participants to communicate electronic data using a single set of standards. We are a covered entity under HIPAA and as such we must operate in compliance with the electronic transaction and code set standards, privacy rule and security rule. We are also a business associate under HIPAA because we perform services for or on behalf of other covered entities. We have developed policies, procedures and systems for handling patient health information that we believe comply with the requirements of HIPAA.

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

In addition, the practice of medicine, including the practice of radiology and teleradiology, is subject to state licensure laws, regulations and approvals. Physicians located in one state who provide professional medical services to patients located in another state via a telemedicine system must ordinarily hold a valid license to practice medicine in both the state where the physician is located and the state in which the patient is located. We have established a system for ensuring that our affiliated radiologists are appropriately licensed under applicable state law. If we are unable to obtain proper physician licenses or hospital credentials on behalf of our affiliated radiologists, or if our affiliated radiologists lose those licenses or credentials, our business financial condition and results of operations may be negatively impacted.

Generally, corporate practice of medicine laws prohibit anyone but duly licensed physicians from exercising control over the medical judgments or decisions rendered by another physician. Given that general prohibition, some states permit business corporations to hold directly or indirectly customer contracts for the provision of medical services, including radiology and teleradiology, and to own a medical practice that provides such services, provided that only physicians exercise control over the medical judgments or decisions of other physicians. Moreover, the laws of such states may prohibit anyone but a physician who is duly licensed in such state from owning any interest in a medical practice that is incorporated or doing business in such state or the state of incorporation. Failure to comply with these laws could have material and adverse consequences including the judicially sanctioned refusal of third-party payers to pay for services rendered, the absolute right of customers to immediately repudiate the contract for services, malpractice claims or license revocation or suspension proceedings against the provider and possibly the hospital based upon the alleged violation of statute designed to protect the public, as well as civil or criminal penalties. We believe that we are following the corporate practice of medicine laws in each state in which our affiliated radiologists provide medical services. Each of these are duly licensed or qualified as a medical practice in the states where such license or qualification is required. We do not exercise control over the medical judgments or decisions of our affiliated radiologists. While we believe we follow the requirements of the corporate practice of medicine laws in each state where our affiliated radiologists provide services, these laws and their interpretations are continually evolving and may change in the future. Moreover, these laws and their interpretations are generally enforced by state courts and regulatory agencies that have broad discretion in their enforcement. If our arrangements with our affiliated radiologists or our customers are found to violate state laws prohibiting the practice of medicine by general business corporations or fee splitting, our business financial condition and ability to operate in those states could be adversely affected.

Many states have enacted laws prohibiting physicians from splitting fees derived from the practice of medicine with anyone else. We believe that the management administrative technical and other nonmedical services we provide to each of our affiliated radiologists for service fee does not constitute fee splitting. Our belief notwithstanding, these laws and their interpretations also vary from state to state and are also enforced by state courts and regulatory authorities that have broad discretion in their enforcement. If our arrangements with our affiliated radiologists or our customers are found to violate state laws prohibiting the practice of medicine by general business corporations or fee splitting our business financial condition and ability to operate in those states could be adversely affected.

CMS has certain anti-markup rules relating to diagnostic tests paid for by the Medicare program. The anti-markup rules are generally applicable where a physician or other supplier bills for the technical component or professional component of a diagnostic test that was ordered by the physician or other supplier or ordered by a party related to such physician or other supplier through common ownership or control, and the diagnostic test is performed by a physician that does not share a practice with the billing physician or other supplier. If the anti-markup rule applies to a diagnostic test, then the reimbursement provided by Medicare to the billing physician or other supplier for that transaction may be limited. Because our affiliated radiologists do not order diagnostic tests and no party under common control with either us or our affiliated radiologists orders diagnostic tests, we believe that the anti-markup rule does not apply to the professional services our affiliated radiologists perform. However, this rule could be subject to an interpretation that affects the amounts either we or our customers may be reimbursed by Medicare for professional diagnostic interpretations.

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

By way of example, in the United States, the Protecting Access to Medicare Act of 2014 required CMS, in conjunction with medical specialty societies, to adopt AUC for certain advanced diagnostic imaging services, including MRI, CT, nuclear medicine (including position emission tomography). Under this provision, payment is to be made to the furnishing professional for an applicable advanced diagnostic imaging service only if the claim indicates that the ordering professional consulted a qualified clinical decision support mechanism, as identified by HHS, as to whether the ordered service adheres to the applicable AUC. Applicable settings include physician offices, hospital outpatient departments, including emergency departments, ambulatory surgical centers and independent diagnostic testing facilities. Advanced imaging services ordered by certain physicians identified as having outlier-ordering partners will be subject to prior authorization for applicable imaging services provided to Medicare beneficiaries. In July 2022, CMS announced that the payment penalty phase for the AUC program would not begin on January 1, 2023 even if the public health emergency for COVID-19 ended in 2022 and that it was unable to forecast when the payment penalty phase would begin. The outlier methodology used by CMS will be subject to future notice and comment rulemaking before the prior authorization component is implemented. We cannot predict the full impact of this project.

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

In addition, as of December 31, 2022, all of our affiliated radiologists were located within the United States and are eligible to submit to Medicare and state Medicaid programs for reimbursement for services performed. Where our affiliated radiologists provide final reads that are reimbursable under these programs, our business model generally provides that we are still paid service fees by our customers who accept reassignment and bear the risk of loss of reimbursement when collecting from payers. As a result, our service fees do not fluctuate or change based solely on changes in Medicare or Medicaid reimbursement levels. Medicare reimbursement rules generally provide that the proper Medicare carrier to pay physicians’ claims is the Medicare carrier for the region in which the physician or practice providing the service is located rather than the Medicare carrier for the region in which the patient receiving the services is located. Many of our affiliated radiologists are located in a Medicare region that is different from the Medicare region in which the patients and treating hospitals are located. It may be necessary for our customers to enroll with additional Medicare carriers to properly submit claims for reimbursement. CMS has stated that for certain interpretation services provided to certain customers, reimbursement will be based upon the location of the interpreting physician, yet that reimbursement will be made by the Medicare carrier for the region in which the patient and facility are located. Whether this policy will be expanded to other types of interpretation services and facilities is unclear.

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

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. By way of example, in 2017, Congress enacted the TCJA, which eliminated the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a Texas U.S. District Court Judge (the “Texas District Court Judge”) ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the ACA are invalid as well. On June 17, 2021, the U.S. Supreme Court held that state and individual plaintiffs did not have standing to challenge the individual mandate provision of the ACA; in so holding, the Supreme Court did not consider larger constitutional questions about the validity of this provision or the validity of the ACA in its entirety. Another case challenging the ACA’s requirement that private insurers cover certain preventative services is currently pending before the Texas District Court Judge. The Texas District Court Judge struck down this requirement with immediate nationwide effect on March 30, 2023, and the U.S. government has appealed the decision to the U.S. Court of Appeals for the Fifth Circuit. It is unclear how these decisions and appeals, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

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

Data Privacy and Security

Medical device companies may be subject to U.S. federal and state and foreign health information privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information. In the United States, HIPAA imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA and its respective implementing regulations, including the final omnibus rule published on January 25, 2013, impose specified requirements relating to the privacy, security and transmission of individually identifiable health information. HIPAA mandates the reporting of certain breaches of health information to HHS, affected individuals, and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information (“PHI”), a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. The Health Information Technology For Economic and Clinical Health Act also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.

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

Another example of recent U.S. data security requirements is FDORA, which, among other provisions, requires developers of certain “cyber devices” to design and implement plans to monitor, identify and address cybersecurity vulnerabilities of those devices and to submit those plans to the FDA as part of every new product application for a cyber device. “Cyber devices” are defined as devices that include software, connect to the internet, and contain any technological features that could be vulnerable to cybersecurity threats. This provision entered into effect on March 29, 2023, and FDA has indicated that it expects sponsors of cyber devices to begin to comply with these requirements as of October 1, 2023.

In addition, certain state and non-U.S. laws, such as the GDPR/UK GDPR, govern the privacy and security of health information in certain circumstances, some of which are more stringent or broader in scope than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Further, “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity, are also subject to certain HIPAA privacy and security standards. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California enacted the CCPA, which went into effect January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for PHI maintained by a covered entity or business associate, it may regulate or impact our expected processing of personal information depending on the context. Further, the California Privacy Rights Act (CPRA) imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In Europe, the GDPR went into effect in May 2018 and introduces strict requirements for processing the personal data of individuals within the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Relatedly, following the United Kingdom’s withdrawal from the European Economic Area and the European Union, and the expiry of the transition period, companies have to comply with both the UK GDPR and the GDPR, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The State of Israel has also implemented data protection laws and regulations, including the Israeli Protection of Privacy Law of 1981.

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

In September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain then-current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al, Case No. 1:20-cv-04355, alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. On December 7, 2020, proposed lead plaintiffs submissions were fully briefed, on August 10, 2022, Magistrate Judge Marcia M. Henry issued a Report and Recommendation, recommending that the Court approve Derson O. Jolteus and Edward Ko as lead plaintiffs, and on August 30, 2022, Judge William Kuntz adopted the Report and Recommendation. On June 24, 2022, the Company moved to consolidate this action with the action captioned McLaughlin v. Nano-X Imaging Ltd. et al, Case No: 1:21-cv-05517, discussed further below. The Company’s motion to consolidate remains outstanding. On October 31, 2022, Lead Plaintiffs filed an amended complaint, which alleges that defendants violated the federal securities laws in connection with certain disclosures regarding the Company’s FDA submission and customer contracts. Lead Plaintiffs seek to represent a class of investors who purchased the Company’s publicly traded securities between August 21, 2020 and September 15, 2020. On February 3, 2023, the Company moved to stay this action in favor of the McLaughlin action, or, in the alternative, until the Company’s pending motion to consolidate was decided. The Company has not yet responded to the amended complaint.

On October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. On January 25, 2022, Magistrate Judge Peggy Kuo appointed Davian Holdings Limited as Lead Plaintiff in the McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. On April 12, 2022 and in the same case, the Lead Plaintiff filed an amended complaint, which alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.ARC system as well as the comparison of the Nanox.ARC to CT scanners. Lead Plaintiff seeks to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and November 17, 2021. The Company moved to dismiss the amended complaint, and briefing on that motion was completed on September 9, 2022, and it remains outstanding. On April 28, 2023, the Company signed a term sheet with Lead Plaintiffs in both this action and the above-referenced consolidated White action to settle all claims in both actions. The settlement is subject to finalization of a formal settlement agreement and court approval of the settlement.

The Division of Enforcement of the SEC notified the Company that it is conducting an investigation to determine whether there had been any violations of the federal securities laws. The Company has been providing documents and information to the SEC and has received a subpoena from the SEC requesting that the Company provide documents and other information relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale, among other things. The Company is cooperating with the SEC in responding to its requests. The duration and outcome of this matter cannot be predicted at this time and the Company is unable to estimate a loss or range of loss of this investigation.

On October 28, 2021, a complaint was filed in the United States District Court for the Central District of California against the Company, the Company’s recently-formed Delaware subsidiary and Nanox Gibraltar PLC (“Gibraltar”) from which the Company received certain assets, as well as Mr. Ran Poliakine and certain other unidentified parties, alleging several causes of action including breach of a consulting agreement between the plaintiff and Gibraltar that was entered into in 2015. The plaintiff demanded payment of unpaid consulting fees from Gibraltar in the amount of approximately $1 million and approximately $29.5 million from the Company relating to his claimed entitlement to warrants in Gibraltar. On February 15, 2022, the Company moved to dismiss the complaint on the grounds, among others, that it was not a party to the agreement with the plaintiff, and it is not Gibraltar’s legal successor for any liabilities that Gibraltar may owe to the plaintiff. On June 4, 2022, the Court granted the motion to dismiss with leave to amend. The plaintiff did not amend the complaint, and on July 20, 2022, the Court entered judgment in the Company’s favor.

On October 5, 2022, a complaint was filed in the Court of Common Pleas of Washington County, Pennsylvania against several defendants, including Dr. Michael Yuz and USARAD, alleging medical negligence due to the failure to properly diagnose metastatic breast cancer. Dr Yuz’s only involvement in the case was on July 18, 2017, prior to our acquisition of USARAD, when he reviewed and interpreted an imaging study, identified a lesion and referred for an additional imaging. The only claim against USARAD is for vicarious liability based on Dr. Yuz’s involvement, as an employee of USARAD. We intend to vigorously defend this matter.

As of December 31, 2022, we accrued $8 million for future settlement expenses in connection with the two pending class action lawsuits against the Company. We are unable to estimate a range of loss, if any, that could result were there to be an adverse final outcome in the SEC investigation or civil liability complaint. If an unfavorable outcome were to occur, it is possible that the impact could be material to our results of operations in the period in which any such outcome becomes probable and estimable.

C. Organizational Structure

NANO-X IMAGING LTD, an Israeli Company (“Nanox IL”), was incorporated on December 20, 2018 and commenced its operations on September 3, 2019.

On September 19, 2019, Nanox IL established Nanox Imaging Inc. (“Nanox Japan”), a wholly owned subsidiary in Japan.

On September 25, 2020, Nanox IL established Nano-X Korea Inc. (“Nanox Korea”), a wholly owned subsidiary in Korea.

On September 13, 2021, Nanox IL established Nano-X Imaging Inc (“Nanox Inc.”), a wholly owned Delaware subsidiary. On November 2, 2021, Nanox Inc. completed the acquisition of 100% of the shares of USARAD Holdings, Inc. (“USARAD”), a Delaware corporation.

On September 30, 2021, Nanox Inc. established a new wholly-owned Delaware subsidiary, Nano-X MDW Inc, which owns the platform and other assets purchased by us from MDWEB, LLC on November 3, 2021.

On November 4, 2021, Nanox IL purchased all the shares of Nano-X AI Ltd. (“Nanox AI”), an Israeli company formerly named Zebra Medical Vision Ltd. Nanox AI has a wholly owned Delaware subsidiary named Nanox-X AI Inc.

On November 23, 2021, USARAD established another wholly-owned Delaware subsidiary Nanox RAD Inc.

D. Property, Plants and Equipment

Our principal executive offices are located in a leased facility in Neve Ilan, Israel.

We lease approximately 550 square meters (approximately 5,920 square feet) of office space and warehouses. The original lease expired in December 2021, and the Company exercised the option to extend its lease for an additional 24 months until December 31, 2023.

We lease approximately 620 square meters (approximately 6,670 square feet) of office space in Neve Ilan, Israel, that may be used for offices and technical development. The lease expires in June 2023. In November 2020, we leased an additional approximately 370 square meters (approximately 3,980 square feet) of office space in Neve Ilan, Israel. This lease also expires in June 2023.

In March 2022, we signed a new agreement to lease 105 square meters (approximately 1,130 square feet) of office space in Neve Ilan, Israel, until February 2025. In September 2022, we leased an additional approximately 60 square meters (approximately 645 square feet) of office space in Neve Ilan, Israel, that may be used for technical development. This lease expires in August 2028.

Nanox Japan (predecessor) leases additional facilities of approximately 740 square feet of lab space and approximately 190 square feet of space in a clean room at the premises of the University of Tokyo for research and development activities. The lease automatically renews on a semi-annual basis.

Nanox Inc. leases office space of approximately 2,300 square feet in Fort Lee, New Jersey. The monthly rent payment for this agreement is approximately $6,000.

In December 2020, we purchased approximately 11,889 square meters of land in Yongin, Geonggi province, Korea, on which we built our fabrication facility for approximately $6.2 million, which is operational.

Nanox AI leases approximately 841 square meters of office space under an operating lease agreement that expires on November 30, 2024. The monthly rent payment for this agreement is approximately $19,000.

USARAD leases approximately 6,000 square feet in Oakland Park, Broward County, Florida, under a lease agreement that expires on December 31, 2027. The monthly rent payment for this agreement is approximately $12,000.

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

A. Operating Results

Overview

Early detection saves lives—and we at Nanox are focused on applying our proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. We are developing an end-to-end imaging service solution, which includes the Nanox System, comprised of the Nanox.ARC using our novel MEMs X-ray source technology, and the Nanox.CLOUD, a companion cloud software, integrated with AI solutions and teleradiology services. Our vision is to increase early detection of medical conditions that are discoverable by X-ray by improving access to imaging, reducing imaging costs and enhancing imaging efficiency, which we believe is key to increasing early prevention and treatment, improving health outcomes and, ultimately, saving lives.

Our imaging solution is designed as a modular open system, and we intend in the future to explore the expansion of the solution to include additional components, which may be developed by us or third parties. Following receipt of clearance from the FDA, and if cleared by the requisite regulatory authorities in other jurisdictions, we plan to market and deploy the Nanox System broadly across the globe at a substantially lower cost compared to currently available medical imaging systems, such as CT. We believe that, if cleared by the requisite regulatory authorities, as the Nanox.ARC (including the Nanox.CLOUD) was cleared for marketing by the FDA, our technology’s relatively low cost will enable us to increase accessibility and affordability of early-detection medical imaging systems globally, substantially reduce wait-times for imaging results and increase early detection rates compared to currently employed imaging process protocol.

We have devoted substantially all of our financial resources to acquiring the base technology for our X-ray source and related know-how, our AI solutions and our teleradiology services, conducting research and development activities, organizing and staffing our company, developing our business plan, securing related intellectual property rights and raising capital. Historically, we have funded our operations primarily with proceeds from the sale of our ordinary shares and warrants (after September 3, 2019) and those of our predecessor company (prior to September 3, 2019). During the years ended December 31, 2022, 2021 and 2020, we received net cash proceeds of $0.8 million, $7.4 million and $241.0 million, respectively, from the sales of our and our predecessor’s ordinary shares.  In the year ended December 31, 2021, we began to generate revenues through the sale of teleradiology services and the sale of AI solutions, following the completion of the merger with Zebra, renamed Nanox AI Ltd., and the acquisitions of USARAD and the assets of MDWEB in November 2021.

We have incurred significant operating losses since our inception. Our ability to achieve profitability depends on the successful development and commercialization of our technology and our products. We incurred net losses of $113.2 million, $61.8 million, and $43.8 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, we had an accumulated deficit of $259.5 million and $146.2 million, respectively. We expect to continue to incur significant expenses for at least the next several years as we advance the Nanox System through further development, regulatory approval and commercial deployment. Following obtaining marketing clearance for the multi-source Nanox.ARC, we expect to incur significant capital expenditures and commercialization expenses related to product manufacturing, marketing, sales, regulation, distribution and support. In addition, we continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses.

Our goal is to jumpstart the MSaaS-based medical imaging market by producing and deploying an initial wave of approximately 15,000 Nanox System units within three years following receipt of clearance from the FDA for our multi-source Nanox.ARC (including the Nanox.CLOUD). We expect to incur significant expenses for the manufacturing, installation, deployment, repairs, and maintenance of the Nanox System. As a result, we may need substantial funding to support our continuing operations and pursue our business strategy before we can generate significant revenues. Until such time as we can generate significant revenue from sales of services, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our systems and products or delay our pursuit of potential in-licenses or acquisitions.

As of December 31, 2022, we had marketable securities, cash and cash equivalents of $102.9 million. We believe that our cash on hand and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months from the date of issuance of the financial statements. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Recent Developments

During 2022, we issued (i) 89,286 of our ordinary shares to the former shareholders of Nanox AI due to the partial achievement of a milestone that occurred following the closing of the acquisition of Nanox AI pursuant to the terms of the Zebra Merger Agreement and (ii) an additional 2,648,424 ordinary shares to the former shareholders of Nanox AI with respect to any additional amount that could be granted under the Zebra Merger Agreement pursuant to a settlement agreement between us and the former shareholders of Nanox AI.

On April 28, 2023, the Company and Dr. Michael Yuz, as the representative of the former stockholders of USARAD, entered into the first amendment to the USARAD SPA, according to which the parties to the USARAD SPA agreed that (i) the Company shall pay to the former stockholders of USARAD an aggregate amount of $290,063 in cash and 45,392 ordinary shares, in consideration for the achievement of certain milestones in connection with the first earn out period, as defined and in accordance with in the USARAD SPA; and (ii) the rights and obligations under the USARAD SPA regarding the remaining earn out periods were amended such that the parties agreed that the Company shall pay to the former stockholders of USARAD an aggregate amount of $500,000 in cash and 210,000 ordinary shares as consideration for the remainder of the milestones and applicable earn-outs under the USARAD SPA. As a result of the amendment to the USARAD SPA, obligations of the Company and the rights of the former stockholders of USARAD relating to the purchase price (including the earn-outs) under the USARAD SPA have been satisfied in full.

For additional information regarding these acquisitions, including the consideration that we paid and is payable in connection with these acquisitions, see “Item 4. Information on the Company—A. History and Development of the Company.” Beginning in the year ended December 31, 2021 and continuing in the year ended December 31, 2022, we began to generate revenues through the sale of teleradiology services and the sale of AI solutions.

Components of Our Results of Operations

Revenue

We began to generate revenues in year ended December 31, 2021, through the sale of teleradiology services and the sale of AI solutions, following the completion of the merger with Nanox AI, and the acquisitions of USARAD and the assets of MDWEB in November 2021. The majority of our revenues are derived from our teleradiology services, which consist primarily of fees received from various payors based on established billing rates, and also of fees from hospitals and healthcare providers. We recognize revenue in the period in which performance obligations are satisfied by providing services to our customers, and record the amount of revenue that reflects the consideration that we expect to receive in exchange for those services. We have not generated any revenue to date from sales of the Nanox System.

Cost of Revenue

Cost of the sale of teleradiology services mainly consists of the cost of radiologists and the cost of picture archiving and communication software (a medical imaging technology used to securely store and digitally transmit electronic images and clinical reports). The cost of the sale of AI solutions mainly consists of the cost of labor and amortization of intangible assets. In 2022, the cost of revenue through the sale of AI solutions consisted mainly of salaries and wages expense in the amount of $0.5 million, and amortization of intangible assets of $8.0 million. In 2021, the cost of revenue through the sale of AI solutions consisted mainly of salaries and wages expense in the amount of $0.4 million and amortization of intangible assets of $1.3 million. The amortization of intangible assets is the periodic amortization expense with regards to the acquisition of the shares of Nanox AI since the date of acquisition through the year end.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our products. These expenses include:

●	employee-related expenses, including salaries, related benefits and share-based compensation expenses for employees engaged in research and development activities;

●	expenses incurred in connection with the development of our systems and solutions, including payments made pursuant to agreements with third parties, such as outside consultants related to process development and manufacturing activities, as well as patent registrations;

●	costs of components and materials that are used to develop our systems, including payments made pursuant to agreements with third parties;

●	costs of laboratory supplies incurred;

●	facilities, depreciation and other expenses, including direct or allocated expenses for rent and maintenance of facilities, as well as insurance costs; and

●	costs related to compliance with clinical and regulatory requirements.

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

Research and development activities are central to our business. We expect that our research and development expenses will increase substantially over the next several years as we continue the development and improvement of the Nanox System. We expect to continue to devote a substantial portion of our resources to the Nanox.ARC multi-source system, the Nanox.CLOUD, the Nanox.MARKETPLACE, our AI solutions and our future systems and solutions for the foreseeable future.

The successful development and commercialization of our systems are highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development for commercialization of any of our products. This uncertainty is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

●	the timing and progress of activities to improve our products;

●	our ability to maintain our current research and development programs and to establish new ones;

●	the receipt of regulatory approvals from applicable regulatory authorities, especially if there will be a need for independent clinical trials or validation;

●	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

●	our ability to establish new licensing or collaboration arrangements;

●	the performance of our future collaborators, if any;

●	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

●	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

●	launching commercial sales of our products, including the Nanox.ARC, the Nanox.CLOUD and our AI solutions, whether alone or in collaboration with others; and

●	maintaining a continued acceptable safety profile of the products following approval.

Any changes in the outcome of any of these variables with respect to the development or improvement of our products could result in a significant change in the costs and timing associated with the deployment of these products. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials or other testing beyond what we currently expect, we could be required to expend significant time, personnel and additional financial resources to complete development of our products. We may never obtain regulatory approval for any of our products and third parties may never obtain regulatory approvals for any products containing our technology.

Marketing and Selling Expenses

Marketing and selling expenses consist of cost of labor, public relations, participation in conferences and other general marketing and selling expenses.

We anticipate that our selling and marketing expenses will increase as we begin the commercial deployment of our systems.

General and Administrative Expenses

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

We anticipate that our general and administrative expenses will increase as we increase our headcount to support our continued research and development activities and commercialization of our products. We also incur accounting, audit, legal, regulatory, compliance, directors’ and officers’ liability insurance and investor and public relations costs associated with being a public company.

Results of Operations

Comparison of the years ended December 31, 2022 and 2021

The table below summarizes the results of operations for the years ended December 31, 2022 and 2021, respectively:

Revenue

The table below summarizes our revenue incurred during the periods presented:

	Year Ended December 31,
	2022	2021
	($ in thousands)

Teleradiology services	$8,235	$1,034
AI	343	270
Total	$8,578	$1,304

For the year ended December 31, 2022, we reported revenue of $8.6 million, compared to $1.3 million for the year ended December 31, 2021. During the year ended December 31, 2022, we generated revenue through the sale of teleradiology services in the amount of $8.2 million and the sale of AI solutions in the amount of $0.3 million. During the year ended December 31, 2021, we generated revenue through the sale of teleradiology services in the amount of $1.0 million and the sale of AI solutions in the amount of $0.3 million. The increase in revenue was mainly due to the consolidation of both the teleradiology services and AI solutions divisions for the full year ended December 31, 2022 as compared to only two months during the year ended December 31, 2021 following the acquisitions in November 2021, as well as an increase of approximately 33% in the sales of our teleradiology business segment on an annualized basis.

Cost of Revenue

The table below summarizes our cost of revenue incurred during the periods presented:

	Year Ended December 31,
	2022	2021
	($ in thousands)

Teleradiology services	$6,933	$1,000
AI	8,525	1,816
Total	$15,458	$2,816

For the year ended December 31, 2022, we reported cost of revenue of $15.5 million, compared to $2.8 million for the year ended December 31, 2021. During the year ended December 31, 2022, we incurred cost of revenue through the sale of teleradiology services in the amount of $6.9 million and the sale of AI solutions in the amount of $8.5 million. The cost of revenue through the sale of AI solutions consisted mainly of salaries and wages and share based compensation expenses in the amount of $0.5 million and amortization of intangible assets of $8.0 million. The amortization of the intangible assets of developed technology and image big data is the periodic amortization expense with regard to the acquisition of the shares of Nanox AI since the date of acquisition through the year end. As a result, the cost of revenue recognized for the AI Solutions segment significantly exceeds the amount of revenue recognized. The cost of revenue through the sale of teleradiology services consisted mainly of cost of radiologists’ expenses in the amount of $4.0 million and amortization of intangible assets of $2.2 million.

During the year ended December 31, 2021, we incurred cost of revenue through the sale of teleradiology services in the amount of $1.0 million and the sale of AI solutions in the amount of $1.8 million. During 2021, the cost of revenue through the sale of AI solutions consisted mainly of salaries and wages expense in the amount of $0.4 million and amortization of intangible assets of $1.4 million. During 2021, the cost of revenue through the sale of teleradiology services consisted mainly of cost of the radiologists’ expenses in the amount of $0.5 million and amortization of intangible assets of $0.4 million.

Gross Loss

The table below summarizes our gross loss incurred from each segment during the periods presented:

	Year Ended December 31,
	2022	2021
	($ in thousands)

Nanox.ARC	$-	$-
Teleradiology services	1,302	$34
AI	(8,182)	(1,546)
Total	$(6,880)	$(1,512)

For the year ended December 31, 2022, we reported a gross loss of $6.9 million, compared to a gross loss of $1.5 million for the year ended December 31, 2021. Our gross profit from teleradiology services for the year ended December 31, 2022 was $1.3 million. Our gross loss from our AI solutions for the year ended December 31, 2022, was $8.2 million. Our gross profit from teleradiology services for the year ended December 31, 2021, was $0.0 million. Our gross loss from our AI solutions for the year ended December 31, 2021 was $1.5 million.

Research and Development Expenses

The table below summarizes our research and development expenses incurred during the periods presented:

	Year Ended December 31,
	2022	2021
	($ in thousands)
Research and Development Expenses:
Salaries and wages	$12,486	$6,047
Share-based compensation	4,806	3,248
R&D - professional services	5,644	6,072
Other	3,571	1,755
Total	$26,507	$17,122

Research and development expenses increased by $9.4 million to $26.5 million for the year ended December 31, 2022, from $17.1 million for the year ended December 31, 2021. The increase in research and development expenses was primarily attributable to the increase of $4.8 million due to the merger with Nanox AI, increase in salaries and wages in the amount of $2.3 million and the increase in share-based compensation of $0.4 million as we continued to expand our research and development activities relating to the Nanox System.

Sales and Marketing Expenses

The table below summarizes our sales and marketing expenses incurred during the periods presented:

	Year Ended December 31,
	2022	2021
	($ in thousands)
Sales and Marketing Expenses:
Salaries and wages	$1,134	$1,711
Share-based compensation	997	2,442
Sales and marketing activities	2,245	2,880
Total	$4,376	$7,033

Sales and marketing expenses decreased by $2.6 million to $4.4 million for the year ended December 31, 2022, from $7.0 million for the year ended December 31, 2021. The decrease in sales and marketing expenses was primarily attributable to a decrease in salaries in the amount of $0.6 million and share-based compensation in amount of $1.4 and sales and marketing activities in the amount of $0.6 million.

General and Administrative Expenses

The table below summarizes our general and administrative expenses incurred during the periods presented:

	Year Ended December 31,
	2022	2021
	($ in thousands)
General and Administrative Expenses:
Salaries and wages	$8,180	$6,159
Share-based compensation	12,721	13,065
Directors’ and officers’ insurance	4,139	4,445
Professional services	3,234	3,128
Legal fees in connection with the SEC inquiry and class actions	7,730	1,120
Legal fees	1,055	3,356
Rent and Maintenance	722	820
Depreciation and Amortization	353	228
Other	3,116	2,388
Total	$41,250	$34,709

General and administrative expenses increased to $41.3 million for the year ended December 31, 2022, from $34.7 million for the year ended December 31, 2021. The increase in general and administrative expenses was primarily attributable to an increase of approximately $1.1 million due to the merger with Nanox AI, and the acquisitions of USARAD and the assets of MDWEB, and an increase of approximately $4.5 million in legal fees primarily due to the SEC inquiry and class-actions, which was mitigated by a decrease of $0.3 million in our directors’ and officers’ liability insurance premium and a decrease of $0.5 million in our professional services.

Change in obligation in connection of acquisitions

Change in obligation in connection of acquisitions was $20.4 million for the year ended December 31, 2022, as compared to none for the year ended December 31, 2021, due to the decrease in our contingent earnout liabilities in connection of acquisitions in the same amount, mainly due to the issuance of 89,286 of our ordinary shares to the former equity holders of Nanox AI due to the achievement of a milestone pursuant to the terms of the Zebra Merger Agreement and the issuance of additional 2,648,424 ordinary shares under a settlement with respect to any additional amount that could be granted under the Zebra Merger Agreement.

On April 28, 2023, the Company and Dr. Michael Yuz, as the representative of the former stockholders of USARAD, entered into the first amendment to the USARAD SPA, according to which the parties to the USARAD SPA agreed that (i) the Company shall pay to the former stockholders of USARAD an aggregate amount of $290,063 in cash and 45,392 ordinary shares, in consideration for the achievement of certain milestones in connection with the first earn out period, as defined in and in accordance with the USARAD SPA; and (ii) the rights and obligations under the USARAD SPA regarding the remaining earn out periods were amended such that the parties agreed that the Company shall pay to the former stockholders of USARAD an aggregate amount of $500,000 in cash and 210,000 ordinary shares as consideration for the remainder of the milestones and applicable earn-outs under the USARAD SPA. As a result of the amendment to the USARAD SPA, obligations of the Company and the rights of the former stockholders of USARAD relating to the purchase price (including the earn-outs) under the USARAD SPA have been satisfied in full.

Goodwill impairment

Goodwill impairment for the year ended December 31, 2022 was $50.9 million due to the goodwill impairment related to the Nanox AI reporting unit. There was no goodwill impairment for the year ended December 31, 2021.

During the second quarter of 2022, in light of triggering events arising from the increase of the discount rate and changes in our estimates as a result of business specific considerations, we performed a quantitative interim assessment for goodwill impairment for our AI solutions reporting unit. The amount of goodwill assigned to the AI solutions reporting unit on the interim testing date, which had not changed from the amount assigned to such unit on the acquisition date, was $51.2 million.

When evaluating the fair value of the AI solutions reporting unit under the income approach, we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.0% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 22.0% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the AI solutions reporting unit’s operations and the uncertainty inherent in our internally developed forecasts. Specifically, as part of our interim impairment test, in making the assumptions mentioned in clauses (a) and (b) above, we considered (1) the efforts and time required for the AI solutions reporting unit to achieve financial stability, (2) our estimate that it would take approximately one year for such unit to generate any material revenue and two years to achieve profitability; and (3) our estimate that it would take longer than we originally expected for such unit to generate material revenues, gross profit, and positive operating cash flows, especially from its population health applications. As a result of the impairment assessment, we concluded that the fair value of the AI solutions reporting unit decreased below its carrying value by 11.61%, and therefore we recorded a goodwill impairment charge of $14.3 million in the second quarter of 2022. As a result, the remaining amount of goodwill assigned to the AI solutions reporting unit at June 30, 2022 was $36.9 million.

During the fourth quarter of 2022, we performed a qualitative and quantitative annual assessment for goodwill impairment. Based on our qualitative analysis, which considered the AI solutions reporting unit results, projections and additional business and industry specific considerations, we performed a further revision of the estimates of the fair value of the AI solutions reporting unit. As part of this analysis, we also considered the potential impacts of the sensitivity of estimates and assumptions. When evaluating the fair value of the AI solutions reporting unit under the income approach, we used the same discounted cash flow model discussed above; however, in clause (c) the resulting cash flow amounts were discounted using a discount rate of 22.50%. As a result of the impairment assessment, we concluded that the fair value of the AI solutions reporting unit decreased below its carrying value by 34.44%, and therefore, we recorded an additional goodwill impairment charge of $36.6 million in the fourth quarter of 2022. As a result, the amount of goodwill assigned to the AI solutions reporting unit at December 31, 2022 was $0.4 million.

Other Expenses

Other expenses were $8.2 million for the year ended December 31, 2022, and $1.2 million for the year ended December 31, 2021. The increase in other expenses was primarily attributable to the accrual for future settlement in connection with the pending class action lawsuits against the Company.

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

For the year ended December 31, 2021, we reported cost of revenue of $2.8 million, compared to none for the year ended December 31, 2020. During the year ended December 31, 2021, we incurred cost of revenue through the sale of teleradiology services in the amount of $1.0 million and the sale of AI solutions in the amount of $1.8 million. The cost of revenue through the sale of AI solutions consisted mainly of salaries and wages expense in the amount of $0.4 million and amortization of intangible assets of $1.4 million. The amortization of intangible assets is the periodic amortization expense with regards to the acquisition of the shares of Nanox AI since the date of acquisition through the year end. As a result, the cost of revenue recognized for the AI Solutions segment significantly exceeds the amount of revenue recognized.

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

Research and development expenses increased by $7.9 million to $17.1 million for the year ended December 31, 2021 from $9.2 million for the year ended December 31, 2020. The increase in research and development expenses was primarily attributable to the increase of $1.7 million due to the merger with Nanox AI, and increases in salaries and wages and professional services of $5.1 million as we continued to expand our research and development activities relating to the Nanox System.

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

General and Administrative Expenses

The table below summarizes our general and administrative expenses incurred during the periods presented:

	Year Ended December 31,
	2021	2020
	($ in thousands)
General and Administrative Expenses:
Salaries and wages	$6,159	$3,847
Share-based compensation	13,065	12,145
Directors’ and officers’ insurance	4,445	1,812
Professional services	3,128	2,449
Legal fees	4,476	671
Rent and Maintenance	820	620
Depreciation and Amortization	228	208
Other	2,388	516
Total	$34,709	$22,268

General and administrative expenses increased to $34.7 million for the year ended December 31, 2021, from $22.3 million for the year ended December 31, 2020. The increase in general and administrative expenses was primarily attributable to an increase of approximately $3.9 million due to the merger with Nanox AI, and the acquisitions of USARAD and the assets of MDWEB, an increase in the amount of approximately $1.9 million due to the increase in our head count in connection with the expansion of our management team and the overall organization infrastructure, an increase of approximately $1.9 million in legal fees primarily due to the SEC inquiry and class-actions, an increase of $2.6 million in our directors’ and officers’ liability insurance premium and an increase of approximately $0.5 due to transaction expenses in connection with the merger with Nanox AI, and the acquisitions of USARAD and the assets of MDWEB.

Change in obligation in connection of acquisitions

We did not record a change in obligation in connection of acquisitions for the years ended December 31, 2021 or 2020.

Goodwill impairment

We did not record a goodwill impairment for the years ended December 31, 2021 or 2020.

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

B. Liquidity and Capital Resources

From our inception and prior to November 2021, we did not generate any revenue from product sales or otherwise and have incurred significant operating losses and negative cash flows from our operations. Beginning in the year ended December 31, 2021 and continuing in the year ended December 31, 2022, we generated revenue through the sale of teleradiology services and the sale of AI solutions following the completion of the merger with Nanox AI, and the acquisitions of USARAD in November 2021. We have not generated any revenue to date from sales of imaging services from the Nanox System. Historically, we have funded our operations primarily with proceeds from the sale of our and our predecessor company’s ordinary shares.

Cash Flows

The following table provides information regarding our cash flows for the periods presented:

	Year Ended December 31,
	2022	2021	2020
	($ in thousands)
Net cash used in operating activities	$(43,385)	$(38,061)	$(21,609)
Net cash from (used in) investing activities	14,606	(116,320)	(13,937)
Net cash provided by financing activities	804	7,379	240,991
Effect on changes in exchange rates on cash balances in foreign currencies	(268)	(10)	122
Net change in cash and cash equivalents and restricted cash	$(28,243)	$(147,012)	$205,567

Net Cash used in Operating Activities

During the years ended December 31, 2022, 2021 and 2020, net cash used in operating activities was $43.4 million, $38.1 million and $21.6 million, respectively, resulting from our net loss of $113.2 million, $61.8 million and $43.8 million, respectively, adjusted for stock-based compensation changes of $18.6 million, $18.8 million and $24.8 million, respectively, amortization of intangible assets of $10.6 million, $1.8 million and none, respectively, goodwill impairment of $50.9 million, none and none, respectively, change in contingent earnout liability of $20.4 million, none and none, respectively, non-cash charges of ($1.3) million, $0.4 million and $0.1 million, respectively, and changes in components of working capital of $11.4 million, 2.7 million and ($2.7) million, respectively. In 2022, the increase in cash used in operating activities was primarily due to the development of our products and AI solutions. In 2021, the increase in cash used in operating activities was primarily due to activities related to our business expansion.

Net Cash provided by (used) in Investing Activities

During the years ended December 31, 2022, 2021 and 2020, net cash provided by (used in) investment activities was $14.6 million, $(116.3) million and $(13.9) million, respectively. The increase in cash provided by investing activities during the year ended December 31, 2022, was primarily due to proceeds from the sale of marketable securities in the amount of $22.8 million which was offset in part by the purchase of property and equipment in the amount of $7.2 million and an investment of $1.0 million in an unconsolidated entity. The increase in cash used in investing activities during the year ended December 31, 2021, was primarily due to purchase of marketable securities, the acquisition of USARAD and the completion of our fabrication facility in Korea, as part of the preparation for the commencement of full manufacturing activity.

Net Cash provided by Financing Activities

During the years ended December 31, 2022, 2021 and 2020, net cash provided by financing activities was $0.8 million, $7.4 million and $241.0 million, respectively, primarily due to proceeds from the issuance of ordinary shares and warrants, net of issuance costs, and from the issuance of ordinary shares upon exercise of options and warrants.

Contractual Obligations

Our long-term contractual obligations mainly consist of our lease agreements for our offices and other facilities in Israel, Japan, Korea and the United States. For details regarding these lease agreements, see “Item 4. Information on the Company—D. Property, Plants and Equipment.”

In addition, we have lease agreements for the lease of vehicles for certain of our employees in Israel and Korea, which are effective through July 2025.

As of December 31, 2022, we had non-current operating leases liabilities of $0.4 million. For additional details regarding our operating lease agreements, see Note 7 to our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development and improvement of the Nanox System and seek marketing approval for this product. In addition, we incur additional costs associated with operating as a public company. Our expenses will also increase if, and as, we:

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

Because of the numerous risks and uncertainties associated with manufacture, research, development and commercialization of products, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on, and could increase significantly as a result of, many factors, including:

●	the scope, progress, results and costs of researching and developing the Nanox System;

●	the costs, timing and outcome of regulatory review of the Nanox.ARC (including the Nanox.CLOUD);

●	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for the Nanox System for which we receive marketing approval;

●	commercial manufacturing, shipping, installation and deployment of the Nanox System and sufficient inventory to support commercial launch;

●	the revenue, if any, received from commercial sale of the Nanox System, should the Nanox.ARC receive marketing approval;

●	the cost and timing of hiring new employees to support our continued growth;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the ability to establish and maintain collaborations on favorable terms, if at all;

●	the costs incurred with respect to and the outcome of the securities litigations and SEC investigation we are currently subject to and any similar or other claims, litigation and investigations we may be subject to in the future; and

●	the timing, receipt and amount of sales of the Nanox System, if any.

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

Intellectual Property

As of April 17, 2023, we and our subsidiaries had 26 issued patents and 11 pending patent applications in the United States. We also had three issued patents and one pending patent application in Israel, one issued patent and nine pending patent applications in the European Patent Office, and one issued patent and three pending patent applications in Hong Kong. We also have one international patent application pending. Our issued patents generally expire between the years 2032 and 2041, and some are directed to various features and combinations of features of the Nanox.ARC and the others for AI and teleradiology. We also have five trademarks registered in the United States, one trademark pending in the United States and eight trademarks registered in Israel.

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

E. Critical Accounting Estimates

We have provided a summary of our significant accounting policies, estimates and judgments in Note 2 to our consolidated financial statements. The following critical accounting estimates discussion pertain to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments.

The Company regularly reviews its accounting estimates and assumptions to determine whether any should be disclosed as critical accounting estimates or whether sensitivities should be updated for those critical accounting estimates already disclosed. The preparation of financial statements in accordance with GAAP requires management to make certain estimates and assumptions based on our historical experience and on various other assumptions which we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results could differ materially from the estimates we use in applying these policies.

Goodwill

We determine the fair value of our reporting units using a discounted cash flow model, which utilizes key assumptions such as projected revenues, cost of revenues and operating expenses. These assumptions were determined by management utilizing our internal operating plan, growth rates for revenues and operating expenses and margin assumptions. An additional key assumption under this approach is the discount rate, based on the weighted average cost of capital, which is adjusted for current risk-free rates of capital, current market interest rates, and the evaluation of a risk premium relevant to the business segment.

If our assumptions relative to revenue growth rates, cost of revenues and operating expenses were to change, our fair value calculation may change, which could result in impairment. If our assumptions relative to the discount rate and the evaluation of risk premium growth rates were to change, our fair value calculation may change, which could result in impairment. Management uses the income approach to determine the fair value of the reporting units because it considers the anticipated future financial performance of the reporting units. Accordingly, changes in the assumptions described above could have a material impact on our consolidated results of operations.

Our goodwill is tested for impairment at least on an annual basis, on the last day of the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate the carrying value of a reporting unit may not be recoverable. When necessary, we record charges for impairments of goodwill for the amount by which the carrying amount of the respective reporting unit exceeds its fair value.

Goodwill impairment assessments for the year ended December 31, 2022

AI solutions reporting unit

During the second quarter of 2022, in light of triggering events arising from the increase of the discount rate and changes in our estimates as a result of business specific considerations, we performed a quantitative interim assessment for goodwill impairment for our AI solutions reporting unit. The amount of goodwill assigned to the AI solutions reporting unit on the interim testing date, which had not changed from the amount assigned to such unit on the acquisition date, was $51.2 million. When evaluating the fair value of the AI solutions reporting unit under the income approach, we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.0% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 22.0% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the AI solutions reporting unit’s operations and the uncertainty inherent in our internally developed forecasts. Specifically, as part of our interim impairment test, in making the assumptions mentioned in clauses (a) and (b) above, we considered (1) the efforts and time required for the AI solutions reporting unit to achieve financial stability, (2) our estimate that it would take approximately one year for such unit to generate any material revenue and two years to achieve profitability; and (3) our estimate that it would take longer than we originally expected for such unit to generate material revenues, gross profit, and positive operating cash flows, especially from its population health applications. As a result of the impairment assessment, we concluded that the fair value of the AI solutions reporting unit decreased below its carrying value by 11.61%, and therefore we recorded a goodwill impairment charge of $14.3 million in the second quarter of 2022. As a result, the remaining amount of goodwill assigned to the AI solutions reporting unit at June 30, 2022 was $36.9 million.

During the fourth quarter of 2022, we performed a qualitative and quantitative annual assessment for goodwill impairment. Based on our qualitative analysis, which considered the AI solutions reporting unit results, projections and additional business and industry specific considerations, we performed a further revision of the estimates of the fair value of the AI solutions reporting unit. As part of this analysis, we also considered the potential impacts of the sensitivity of estimates and assumptions. When evaluating the fair value of the AI solutions reporting unit under the income approach, we used the same discounted cash flow model discussed above; however, in clause (c) the resulting cash flow amounts were discounted using a discount rate of 22.50%. As a result of the impairment assessment, we concluded that the fair value of the AI solutions reporting unit decreased below its carrying value by 34.44%, and therefore we recorded an additional goodwill impairment charge of $36.6 million in the fourth quarter of 2022. As a result, the amount of goodwill assigned to the AI solutions reporting unit on December 31, 2022 was $0.4 million.

When evaluating the fair value of the AI solutions reporting unit under the income approach, we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs of sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting unit; and (c) assumed discount rate which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the AI solutions reporting unit’s operations and the uncertainty inherent in our internally developed forecasts.

Specifically, as part of our interim impairment test, in making the assumptions mentioned in clauses (a) and (b) above, we considered (1) the efforts and time required for the AI solutions reporting unit to achieve financial stability, (2) our estimate that it would take approximately one year for such unit to generate any material revenue and three years to achieve profitability; and (3) our estimate that it would take longer than we originally expected for such unit to generate material revenues, gross profit, and positive operating cash flows, especially from its population health applications. For the assumption mentioned in clause (b) above, we assumed a terminal year long-term future growth rate of 3.0% as of June 30, 2022 and December 31,2022. For the assumption mentioned in clause (c) above, we assumed a discount rate of 22.0% as of June 30, 2022, and 22.5% as of December 31, 2022.

Actual results may differ from those assumed in our valuation method. It is reasonably possible that our assumptions described above could change in future periods. If any of these were to vary materially from our plans, we may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the growth rate of 0.5% or an increase of 0.5% to the discount rate would have reduced the fair value of the AI solutions reporting unit by approximately $1.0 million and $2.9 million, respectively.

Radiology services reporting unit

During the fourth quarter of 2022, we performed a quantitative assessment for goodwill impairment for our teleradiology reporting unit and concluded that the fair value of the radiology services reporting unit exceeded its carrying amount by approximately 5.3%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $7.1 million.

When evaluating the fair value of the radiology services reporting unit under the income approach, we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate of 3% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 27.5% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the radiology services reporting unit’s operations and the uncertainty inherent in our internally developed forecasts.

Actual results may differ from those assumed in our valuation method. It is reasonably possible that our assumptions described above could change in future periods. If any of these were to vary materially from our plans, we may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the growth rate of 0.5% or an increase of 0.5% to the discount rate would have reduced the fair value of the radiology services reporting unit by approximately $0.3 million and $0.6 million, respectively.

As of December 31, 2022, the percentage by which the estimated fair value of our reporting units exceeded the carrying value was as the following:

	Goodwill from acquisition of Nanox AI Unit #1	Goodwill from acquisition of USARAD Unit #2
Goodwill Assigned (in millions)	$0.4	$7.1
Fair Value/Carrying Amount	100.00%	105.3%

Goodwill impairment assessment for the year ended December 31, 2021

As of December 31, 2021, we evaluated that there was no notable change in qualitative factors due to the short period of time that had lapsed from the acquisition date through December 31, 2021. Therefore, we did not determine that it was more likely that not that the fair value of each reporting unit was less than its carrying amount. As such, we concluded that no further impairment testing was required for either reporting unit as of December 31, 2021.

Impairment of Long-Lived Assets

Our long-lived assets, such as property, plant and equipment and identifiable intangible assets, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators which could trigger an impairment may include, among others, any significant changes in the manner of our use of the assets or the strategy of our overall business, certain reorganization initiatives, significant negative industry or economic trends or when we conclude that it is more likely than not that an asset will be disposed of or sold.

The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with the future undiscounted cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Our identifiable intangible assets were recognized as part of the business combinations we executed in 2021. Our identifiable intangible assets are comprised of developed technology, image big data, market platform, radiologists’ relationships, trade names and customer relationships.

This measurement includes significant estimates and assumptions inherent in the estimate of the fair value of identifiable intangible assets such as assumptions associated with forecasting profitability, including operational margins and capital expenditures.

Newly acquired and recently impaired long-lived assets are more vulnerable to impairment as the assets are recorded at fair value and are then subsequently measured at the lower of fair value or carrying value annually or when triggering events are present. As such, immediately after acquisition or impairment, even small declines in the outlook for these assets can negatively impact our ability to recover the carrying value and can result in an impairment charge. Accordingly, changes in the assumptions described above could have a material impact on our consolidated results of operations.

During the year ended December 31, 2022, we recorded an impairment charge in the amount of $50.9 million related to our definite-life intangible assets. During the year ended December 31, 2021, we did not record any impairment charges related to our definite-life intangible assets.

An impairment charge in the amount of $0.2 million was recorded for each of the years ended December 31, 2022 and 2021 in relation to our property, plant and equipment. During the year ended December 31, 2020, we did not record any impairment charges related to our property, plant and equipment.

Legal and Other Contingencies

We are involved in claims and other legal proceedings that arise from time to time in the ordinary course of business. We record accruals for these types of contingencies to the extent that we conclude their occurrence is probable and that the related liabilities are estimable. When accruing these costs, we recognize an accrual in the amount within a range of loss that is the best estimate within the range. When no amount within the range is a better estimate than any other amount, we accrue the minimum amount within the range. We record anticipated recoveries under existing insurance contracts that are virtually certain of occurring at the gross amount that is expected to be collected. Management applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. If the assessment of a contingency indicates that it is probable that a material loss would be incurred and the amount of the liability can be estimated, then the Company records an accrued expense in the Company’s consolidated financial statements based on its best estimate. Loss contingencies considered by management to be remote are generally not disclosed unless material.

We review the adequacy of the accruals on a periodic basis and may determine to alter our reserves at any time in the future if we believe it would be appropriate to do so. As such accruals are based on management’s judgment as to the probability of losses and, where applicable, actuarially determined estimates, accruals may materially differ from actual verdicts, settlements or other agreements made with regards to such contingencies. Litigation outcomes and contingencies are unpredictable and excessive verdicts can occur. Accordingly, management’s assessments involve complex judgments concerning future events and often rely heavily on estimates and assumptions.

As of December 31, 2022, we had accrued $8 million for future settlement expenses in connection with the two pending class action lawsuits against the Company. On April 28, 2023, the Company signed a term sheet with Lead Plaintiffs in both the McLaughlin action and the consolidated White action to settle all claims in both actions in consideration for $8 million. The settlement is subject to finalization of a formal settlement agreement and court approval of the settlement. We had not accrued any losses other than legal fees in connection with the SEC investigation and given the status of the SEC investigation as of such date, we could not reasonably estimate the possible loss or a range of possible loss from the SEC investigation due to the unpredictable nature of future events. We did not accrue any liability in connection with the dismissed complaint brought against the Company, its recently formed Delaware subsidiary and Nanox Gibraltar PLC.

As of December 31, 2021, we had not accrued any losses other than legal fees in connection with our legal proceedings, including two securities class action lawsuits and the SEC investigation. At that time, given the status of the two securities class action cases and the SEC investigation as of such date, we could not reasonably estimate the possible loss or a range of possible loss from such cases or the SEC investigation due to the lack of specific damages claimed and the unpredictable nature of future events.

Income Tax

Valuation allowances are provided unless it is more likely than not that the deferred tax asset will be realized. In the determination of the appropriate valuation allowances, we consider future reversals of existing taxable temporary differences and the most recent projections of future business results that may enhance the likelihood of realization of a deferred tax asset. Assessments for the realization of deferred tax assets made at a given balance sheet date are subject to change in the future, particularly if earnings of a subsidiary are significantly higher or lower than expected, or if we take operational or tax positions that could impact the future taxable earnings of a subsidiary. Accordingly, changes in the assumptions described above could have a material impact on our consolidated results of operations.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information concerning our executive officers and directors, including their ages, as of May 1, 2023:

Name	Age	Position
Executive Officers
Erez Meltzer	65	Chief Executive Officer, Director
Ran Daniel	55	Chief Financial Officer
James Dara	53	General Manager Source & Services Division
Ofir Koren	53	General Manager Nanox.ARC Division
Pini Ben Elazar	53	General Manager Nanox AI
Tamar Aharon Cohen	46	Executive Vice President and Chief Marketing Officer
Guy Yoskovitz	44	Chief Clinical Officer
Gali Yahav Attias	44	Chief of Staff and Vice President Corporate Resources
Marina Gofman Feler	34	Chief Legal Officer
Orit Wimpfheimer	52	Chief Medical Officer and Vice President Product Nanox AI

Non-Employee Directors
Ran Poliakine	55	Founder, Chairman of the Board
Noga Kainan	68	Director
Dan Suesskind	79	Director
Erez Alroy	60	Director
So Young Shin	44	Director

Executive Officers

Erez Meltzer has served as a member of our board of directors since December 2019 and in January 2022, assumed the role of our Chief Executive Officer. Mr. Meltzer served as the Executive Chairman of the board of directors of Hadassah Medical and University Center from 2014 to 2020. Since 2008, Mr. Meltzer has served as a teaching professor at the Tel Aviv Faculty of Medicine in the area of crisis management. Mr. Meltzer served as Executive Vice Chairman and Chief Executive Officer of Gadot Chemicals & Shipping Group from 2009 to 2014. Prior to that, Mr. Meltzer served as Chief Executive Officer of Africa-Israel Ltd. from 2006 to 2007 and President and Chief Executive Officer of Netafim Ltd. from 2001 to 2006. Mr. Meltzer also served as Chief Executive Officer of Creo Scitex from 1996 to 2001. Mr. Meltzer serves as a director of Turpaz Industries Ltd. (TASE), Eltek Ltd. (NASDAQ) and Hadasit Bio Holdings Ltd. (TASE) as well as of a number of private companies.

Ran Daniel has served as our Chief Financial Officer since August 2021. Mr. Daniel has extensive experience working as a chief financial officer in both rapidly growing companies and publicly traded companies. Mr. Daniel served as the chief financial officer of the IDH Group from 2012 until 2014, the chief financial officer of Elie Tahari family office from 2014 to 2016, the chief financial officer of Blue Sphere Corporation from 2016 to 2018 and Chief Financial Officer at Cuentas from 2018 to the present. Mr. Daniel is licensed as a Certified Public Accountant in the United States and Israel, Chartered Financial Analyst (CFA) and is admitted to practice law in the State of New York. Mr. Daniel holds a Bachelor of Economics, a Bachelor of Accounting and an MBA in Finance from the Hebrew University of Jerusalem, as well as a Graduate Degree in Law from Bar Ilan University.

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

Tamar Aharon Cohen has served as our Executive Vice President and Chief Marketing Officer since June 2022, after having served as our Chief Marketing Officer from January 2021. Prior to joining us, Ms. Aharon Cohen served as the Chief Executive Officer of Tempo Beverages Cyprus Ltd. from 2017 to 2021. Ms. Aharon Cohen served as a Marketing Manager and a Division Manager at Tempo Beverages Ltd. from 2010 to 2017. From 2006 to 2010, Ms. Aharon Cohen served as a Marketing Manager for L’Oréal Israel. Ms. Aharon Cohen holds a LLB degree, a B.A. degree in Management and an executive M.B.A. degree, all from Tel Aviv University.

Guy Yoskovitz has served as our Chief Clinical Officer since January 2022. Prior to that, Dr. Yoskovitz served as our VP Clinical Innovation, reporting to the Chief Product Officer, beginning in November 2019. Prior to joining the company and from 2014, Dr. Yoskovitz served as Head of International Ventures & Deputy Director of Research, Innovation and International Affairs Authority, and as a lecturer, at Holon Institute of Technology, Israel. Dr. Yoskovitz holds a PhD in Human Genetics from the Faculty of Biology, University of Barcelona; an MSc degree in Medical Sciences from the School of Graduate Studies, The Faculty of Medicine, Tel Aviv University, Israel; and a BSc degree in Computational Biology from Bar Ilan University, Israel.

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

Gali Yahav Attias has served as our Chief of Staff since December 2021 and commencing May 2022, as Vice President Corporate Resources. Ms. Yahav Attias first joined our company as project manager in August 2021. From 2007 to 2021, Ms. Yahav Attias served as the Executive Administrator as well as Secretary of the Board and the external audit committee and compliance officer of the Hadassah Medical and University Center. From 2014 to 2017, Ms. Yahav Attias also served as the executive liaison of the government recovery agreement implementation in Hadassah Medical Center. Ms. Yahav Attias holds a B.A. degree in Social Sciences and Humanities from the Open University of Ra’anana, Israel.

Marina Gofman Feler has served as our Chief Legal Officer since November 2022. Prior to that, Ms. Gofman Feler served as the General Counsel of CollPlant Biotechnologies Ltd. (NASDAQ), a publicly traded biotech company, from 2021 to 2022. Prior to that, Ms. Gofman Feler served as the Legal Counsel of CollPlant Biotechnologies Ltd. from 2018 to 2021. Prior to that, Ms. Gofman Feler served as an associate at Yaron-Eldar, Paller, Schwartz & Co., law offices, from 2015 to 2018. Ms. Gofman Feler holds a L.LB degree in Law and a B.A degree in Economics from Tel Aviv University.

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

Non-Employee Directors

Ran Poliakine, our founder, has served as a member of our board of directors since our inception and has served as the Chairman of the Board of Directors since the closing of our initial public offering. Mr. Poliakine served as our Chief Executive Officer from September 2019 until January 2022, and served as Chief Executive Officer of Nanox Gibraltar from August 2018 until November 2019. Prior to that, Mr. Poliakine served as Chief Strategy Officer of Nanox Gibraltar from June 2015 to August 2018. Mr. Poliakine is a serial entrepreneur and has founded numerous companies over the past two decades, including SixAI Ltd. (“SixAI”) and its two controlled subsidiaries 634 Ai Ltd. (“634 Ai”) and Musashi Ai Ltd., Powermat Technologies Ltd., Wellsense, Inc., and Illumigyn Ltd. (“Illumigyn”). Mr. Poliakine is the chief executive officer and a member of the board of directors of SixAI, the chairman of the board of directors and a senior advisor to Illumigyn, and a member of the board of directors of Powermat Technologies Ltd.

Noga Kainan has served as a member of our board of directors since February 2021. Ms. Kainan established in 2008 the forum for owners, chairpersons and CEOs of the leading companies in the Israeli economy. Ms. Kainan also serves as chairperson of the CFO Forum, which brings together the CFOs of the leading companies in the economy, since she established it in 1997. Ms. Kainan’s public activities include membership in committees in the Israeli Prime Minister’s Office, member in the Board of Trustees of Bar Ilan University, the College of Management in Israel, and the council of an NGO for IDF soldiers’ welfare. Ms. Kainan heads an association that she founded to promote the integration of autistic students in academia. Ms. Kainan serves as a director of Illumigyn and previously served as a director of the following companies traded on the Tel Aviv Stock Exchange: Bizportal Ltd., Poalim I.B.I – Managing & Underwriting Ltd. and Analyst Provident Funds Ltd. Ms. Kainan also served as director at Oil Refineries Ltd. before the company was listed on the Tel Aviv Stock Exchange. Ms. Kainan served as a representative at the International Association of Financial Executives Institutes (IAFEI). Ms.  Kainan, co-authored “Israel–- Success Story,” translated to English under the name: “Israel–- Island of Success.” Ms. Kainan has a bachelor’s degree in art and literature from Haifa University and an M.B.A. degree from Tel Aviv University.

Dan Suesskind has served as a member of our board of directors since February 2021. Mr. Suesskind served as the Chief Financial Officer of Teva Pharmaceutical Industries Ltd. (“Teva”) from 1977 to 2008 and as a director of Teva for several periods of time until 2018. Mr. Suesskind is currently a director of Nextar Chempharma Solutions Ltd., Sanotize Research and Development Corp., Imed Infinity Medical Limited partnership (TASE) and The Jerusalem Foundation. Mr. Suesskind previously served as a director of the following companies: Israel Corporation Ltd., Redhill Biopharma Ltd., Syneron Medical Ltd., Migdal Ltd., Ness Technologies Inc., the First International Bank of Israel, First International Selective Investment – Portfolio Management Company Ltd., LanOptics Ltd., ESC Medical Systems and the Hadassah Medical Center in Jerusalem. Mr. Suesskind’s public activities include membership in the Investment Committee of the Israeli Academy of Sciences and Humanities, Ben Gurion University and the Jerusalem Foundation. Mr. Suesskind is a member of the Board of Trustees of the Hebrew University of Jerusalem and of the Board of Trustees of the Ben Gurion University. Mr. Suesskind has a bachelor’s degree in economics and political science from the Hebrew University of Jerusalem and an M.B.A. degree from the University of Massachusetts.

So Young Shin has served as a member of our board of directors since May 2022. Ms. Shin has served as Chief Executive Officer of SK Square Americas, Inc., a U.S. investment entity of the SK Telecom group, based in New York, since November 2021 and prior to that, served as Chief Executive Officer of SK Telecom TMT Investment Corp. from January 2020, a U.S. investment entity of the SK Telecom group, based in New York. Prior to that, Ms. Shin served in the SK Telecom group as Managing Director, Head of SK Telecom EU office (May 2017-January 2020) and Team Leader, Smart Learning TF (January 2010- May 2017). Ms. Shin has a BA degree in Computer Science from Ewha Womans University, an MA degree in Economics from Seoul National University and an MBA degree from Oxford Saïd Business School, Oxford University.

Erez Alroy has served as a member of our board of directors since June 2022. Mr. Alroy was part of the founders of SHL Telemedicine (SIX: SHLTN) and for more than 20 years served in various positions in the SHL Telemedicine group, including 15 years as its Chief Executive Officer. From 2014 and until 2020, Mr. Alroy was a major shareholder and the chairman of Migvan Engineering and Technology. Currently Mr. Alroy is a private investor and consultant and holds several board positions, including SHL Telemedicine Ltd. and Merhavia Holdings and Investments Ltd. (TASE), an investment firm that invests mainly in life science and healthcare companies. Mr. Alroy holds an MBA degree from the Hebrew University of Jerusalem.2

B. Compensation

Compensation of Executive Officers and Directors

The aggregate compensation, including share-based compensation, paid or expensed by us to our executive officers and directors for the year ended December 31, 2022 was approximately $9.7 million. This amount does not include approximately $0.5 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, and does not include business travel, relocation, professional and business association dues, meals and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel, on the same basis for all full-time employees generally.

The table below sets forth the salary expenses and social benefit costs of our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

	Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites (3)	Variable Compensation (4)	Equity-Based Compensation (5)	Total
Ran Poliakine, Chairman of the Board and Former Chief Executive Officer(6)	$587,361	209,154	-	3,179,688	3,976,203
Erez Meltzer, Chief Executive Officer	903,577	258,040	700,000	1,256,732	3,118,349
IU Kim, Head of Nanox Korea	240,000	60,000	-	3,264,595	3,564,595
Ofir Koren, Head of the Nanox.ARC Division	228,725	70,708	36,374	941,718	1,277,525
James Dara, Head of Source and Services Division	270,000	31,843	75,000	941,718	1,318,561

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our Company, as recorded in our financial statements for the year ended December 31, 2022.

(2)	Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2022.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for pension, severance, vacation, car or car allowance, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines, regardless of whether such amounts have actually been paid to the executive.

(4)	Amounts reported in this column refer to Variable Compensation such as incentives and earned or paid bonuses as recorded in our financial statements for the year ended December 31, 2022. With respect to Mr. Meltzer, the reported amount represents an advance paid to him on account of his 2022 annual bonus, subject to recourse (clawback) for any amount of the 2022 annual bonus that is not earned in excess of $450,000 (the guaranteed portion of Mr. Meltzer’s 2022 annual bonus).

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2022 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 12 to our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F.

(6)	Ran Poliakine ceased to serve as our Chief Executive Officer on December 31, 2021 and his employment formally terminated effective as of September 30, 2022.

We pay each of our non-employee directors (other than Mr. Ran Poliakine, the non-executive Chairman of our Board of Directors) a cash fee of $36,000 per year plus an additional annual fee for service on a board committee of $7,500 per each committee (or $15,000 for the chairperson of a committee).

Mr. Ran Poliakine, who served as our Chief Executive Officer until December 31, 2021 and as Executive Chairman of our Board of Directors until September 30, 2022, began to serve as a non-executive Chairman of our Board of Directors effective as of October 1, 2022. In lieu of cash compensation for his services as non-executive Chairman of the Board of Directors, Mr. Poliakine was granted options to purchase 85,000 ordinary shares, at an exercise price of $17.63 per share, pursuant to the approval of our shareholders at the annual general meeting held on December 28, 2022. The options shall vest in 16 equal installments over a period of four years, such that 6.25% of the options shall vest on each of the three-month anniversaries of the effective vesting commencement date, which is October 1, 2022 (the date of the commencement of his service as non-executive Chairman of the Board of Directors), subject to Mr. Poliakine’s continuing service as Chairman of the Board of Directors on each applicable vesting date, and will be exercisable for a period of 24 months following termination of service. The vesting of any outstanding options shall fully accelerate upon an M&A Transaction, as defined in the 2019 Equity Incentive Plan.

Directorship Agreements

We previously entered into directorship agreements with certain of our directors in connection with their initial nomination to our board of directors. There are currently no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our Company; however, our agreement with Mr. Erez Meltzer, our Chief Executive Officer and a director, provides for benefits upon termination of his service as Chief Executive Officer, as described below.

Employment Agreements

We have entered into written agreements with all of our current executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Employee Matters—Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefitting from the expertise of some of our former employees” for a further description of the enforceability of non-competition clauses.

We entered into an employment agreement with Mr. Meltzer, who has served as a director since December 2019, in connection with his appointment as our Chief Executive Officer, effective as of January 1, 2022. Under the agreement, Mr. Meltzer is entitled to a gross annual salary of $900,000. In addition, Mr. Meltzer is entitled to an annual bonus (discretionary and based on measurable criteria) of $900,000, with a guaranteed bonus of at least $450,000 for the 2022 fiscal year if his employment is continued through the entire fiscal year, with the possibility to withdraw an advance payment on account of the 2022 annual bonus, subject to recourse (clawback) for any amount of the 2022 annual bonus that is not earned in excess of the guaranteed portion of the 2022 annual bonus. Accordingly, in 2022, Mr. Meltzer withdrew an advance payment in the amount of $700,000 on account of his 2022 annual bonus, subject to resource (clawback) as described. Under the agreement, we and Mr. Meltzer are required to provide six months’ prior notice of employment termination (except for “Cause” as defined in his employment agreement, in which case no prior notice will be required). If we terminate Mr. Meltzer’s employment and waive his obligation to perform services during the notice period, Mr. Meltzer will be entitled to receive payments of his base salary, social benefits and a company car in lieu of notice for the waived period, up to the full notice period for an immediate termination. In connection with his appointment as our Chief Executive Officer, we granted Mr. Meltzer options to purchase 300,000 ordinary shares at an exercise price of US$23.84 (which may be by way of a cashless exercise mechanism) under our 2019 Equity Incentive Plan. The options vest over a period of four years, such that 25% of the options vested on the first anniversary of the date of grant and thereafter, the options vest equally on a quarterly basis, subject to the continuous engagement by us at each vesting date. These options will have full acceleration in case of consummation of an M&A Transaction (as such term is defined under our 2019 Equity Incentive Plan). The above equity compensation is in addition to Mr. Meltzer’s equity compensation as a director. Mr. Meltzer does not receive additional cash compensation as a director.

Equity Incentive Plan

On September 3, 2019, we adopted the 2019 Equity Incentive Plan and its U.S. sub-Plan (the “2019 Equity Incentive Plan”). The 2019 Equity Incentive Plan is intended to afford an incentive to any of our and our affiliates’ employees, directors, officers, consultants, advisors and any other person or entity who provides services to us, to continue as service providers, to increase their efforts on our and our affiliates’ behalf and to promote our success, by providing such persons with opportunities to acquire a proprietary interest in us. The U.S. sub-Plan applies to our and any of our affiliates’ employees, directors, officers, consultants, advisors and any other person or entity who provides services to us who are subject to United States federal income tax.

We may issue under the 2019 Equity Incentive Plan and its U.S. sub-Plan up to 8,041,936 of our ordinary shares, subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. Ordinary shares subject to outstanding awards under the 2019 Equity Incentive Plan and its U.S. sub-Plan that subsequently expire, or are cancelled, forfeited or terminated for any reason before being exercised will be automatically, and without any further action, returned to the share reserve under the 2019 Equity Incentive Plan and will again be available for grant.

During the year ended December 31, 2022, our directors and officers were granted a total of options to purchase an aggregate of 699,500 ordinary shares, with a weighted average exercise price of $20.29 per share. As of December 31, 2022, options to purchase 1,890,561 ordinary shares granted to our executive officers and directors under our 2019 Equity Incentive Plan, at a weighted average exercise price of $16.78, granted under the 2019 Equity Incentive Plan, were outstanding.

For a description of our compensation policy, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Compensation Committee.”

C. Board Practices

Board of Directors

Our board of directors currently consists of six directors. Four of our directors qualify as independent directors under the corporate governance standards of the Nasdaq corporate governance rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Under our amended and restated articles of association, the number of directors on our board of directors will be no less than five and no more than ten. The minimum and maximum number of directors may be changed, at any time and from time to time, by vote of our shareholders.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director holds office until the third annual general meeting of our shareholders and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law or unless removed from office as described below.

Our directors are divided among three classes as follows: the Class I directors, consisting of Erez Meltzer, will hold office until our annual general meeting of shareholders to be held in 2024; the Class II directors, consisting of Erez Alroy and Noga Kainan, will hold office until our annual general meeting of shareholders to be held in 2025; and the Class III directors, consisting of Ran Poliakine, Dan Suesskind and So Young Shin, will hold office until our annual general meeting of shareholders to be held in 2023.

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

Under Israeli law, the chief executive officer or a relative of the chief executive officer of a public company may not serve as the chairman of the board of directors of the company and the chairman or a relative of the chairman may not be vested with the authority of the chief executive officer, in each case, unless approved by our shareholders by a special majority vote as discussed below with respect to the approval of director compensation, as required under the Companies Law. The shareholders’ approval can be provided for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years. In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer; and the chairman of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but he or she may serve as a director or chairman of a controlled subsidiary. Prior to our initial public offering, we obtained our shareholders’ approval that Mr. Ran Poliakine may serve as both our chairman of the board of directors and chief executive officer for a period of up to five years from the closing of our initial public offering. Mr. Poliakine retired from the position of Chief Executive Officer effective as of December 31, 2021 and continues to serve as non-executive chairman of our board of directors.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Noga Kainan has such expertise.

There are no family relationships among any of our officers and directors.

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

However, pursuant to regulations promulgated under the Companies Law, companies that do not have a controlling shareholder (within the meaning of the Companies Law) with shares traded on certain U.S. stock exchanges, including the Nasdaq Global Market, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

On March 28, 2022, in accordance with these regulations, our board of directors elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors, effective as of March 31, 2022. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the Nasdaq Global Market, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers. Our directors who were previously designated as external directors, Noga Kainan and Dan Suesskind, continue to serve to serve as “ordinary” (non-external) directors, as Class II and Class III directors, respectively, until the end of the term of their respective class.

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

Our audit committee currently consists of Noga Kainan, Dan Suesskind and Erez Alroy. Noga Kainan serves as chairperson of the audit committee. Our board of directors has determined, in its business judgment, that each of Noga Kainan and Dan Suesskind is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

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

The Companies Law requires that an office holder promptly disclose to the company and, in any event, not later than the board meeting at which the transaction is first discussed, any personal interest that he or she may have, and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms and that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.

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

The compensation committee currently consists of Dan Suesskind, Noga Kainan and Erez Alroy. Dan Suesskind serves as chairperson of the compensation committee.

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

Compensation Policy

In general, under the Companies Law, a public company must have a compensation policy that applies to its office holders approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy, which must be approved at least once every three years, or five years after a company’s initial public offering, requires the approval of the general meeting of the shareholders. In public companies such as our company, shareholder approval by a majority vote of the ordinary shares present and voting at a meeting of shareholders called for such purpose is required, provided that either: (i) such majority includes the majority of the votes of those shareholders who are non-controlling shareholders and shareholders who do not have a personal interest in the approval of the compensation policy, who voted at the meeting (excluding abstentions) or (ii) the total number of votes against the proposal among the shareholders mentioned in clause (i) does exceed 2% of the voting rights in the company. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is in the best interests of the company.

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

Our compensation policy also addresses our executive officers’ individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include base salary, annual bonuses and other cash bonuses (such as relocation, signing and special bonuses) as well as change of control related bonuses, equity-based compensation, benefits and retirement and termination of employment arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary (or to the total annual compensation in the case of the special bonus for special achievements).

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

The equity-based compensation under our compensation policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy entitles our executive officers to compensation in the form of share options or other equity-based awards, such as RSUs, in accordance with our share incentive plan then in place (subject to the compensation committee’s approval or the approval of the board of directors). All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation may be granted from time to time and will be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

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

Our compensation policy also governs the compensation of the members of our board of directors and determines that the compensation of non-executive directors shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, or non-executive directors may be paid cash compensation in the form of an annual fee for service on the Board of Directors and its committees in the amounts not to exceed those set forth in the compensation policy. Our directors may also be entitled to receive equity-based compensation in the form of restricted shares, RSUs or share options subject to an annual maximum and to a vesting period in order to promote long-term retention of the awarded director, subject to the approval of our shareholders, as required under the Companies Law. Furthermore, the chairman of our board of directors may be entitled to a higher cash base compensation or equity-based compensation.

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

Executive officers other than the Chief Executive Officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation), provided that the compensation committee and the board of directors members have considered those provisions that must be included in the compensation policy according to the Companies Law. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision after re-evaluation of the arrangement, including in view of the shareholders’ objections.

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

Chief Executive Officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy and that the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. In the event that the chief executive officer also serves as a member of the board of directors, his or her compensation terms as chief executive officer will be approved in accordance with the rules applicable to approval of compensation of directors.

Fiduciary Duties of Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under “Management—Executive officers and directors” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means, in light of the circumstances, to obtain:

●	information on the business advisability of a given action brought for his or her approval or performed by him or her by virtue of his position; and

●	all other important information pertaining to such action.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his or her duties in the company and the performance of his or her other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for him or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of an office holder’s duty of loyalty, provided that the office holder acted in good faith, neither the act nor its approval harms the company and the office holder discloses his or her personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith and in a customary manner toward the company and other shareholders in exercising his or her rights and performing his or her obligations, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	an amendment to the articles of association;

●	an increase in the authorized share capital;

●	a merger; and

●	the approval of related-party transactions that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder of the company or any other power towards the company under the company’s articles of association. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

D. Employees

As of December 31, 2022, we had 180 employees, of which 119 employees are based in Israel, 2 employees are based in Japan, 28 employees are based in the United States, 31 employees are based in Korea and the balance in other areas. We have never experienced any employment-related work stoppages and believe our relationship with our employees is good. The following table sets out our total number of employees by function for the last three years.

Area of Activity	As of December 31, 2020	As of December 31, 2021	As of December 31, 2022
Cost of Revenue	-	-	2
General and Administrative	22	76	67
Research and Development	24	91	104
Sales and Marketing	4	19	7
Total	50	186	180

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. In determining beneficial ownership percentages, we deem ordinary shares that a shareholder has the right to acquire, including the ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable or RSUs that vest within 60 days of March 31, 2023, if any, to be outstanding and to be beneficially owned by the person with such right to acquire additional ordinary shares for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 55,150,345 ordinary shares outstanding as of March 31, 2023.

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

Unless otherwise noted below, the address for each beneficial owner is c/o Communications Center, Neve Ilan, Israel 9085000.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders
SK square Co., Ltd. and SK Square Americas, Inc. (formerly known as SK Telecom TMT Investment Corp.)(1)	4,869,909	7.82%
Ran Poliakine(2)	3,342,071	5.64%
Executive Officers
Erez Meltzer(3)	128,107	*
Ran Daniel (4)	16,667	*
James Dara (5)	60,833	*
Ofir Koren (6)	60,417	*
Pini Ben Elazar (7)	14,583	*
Tamar Aharon Cohen (8)	23,625	*
Guy Yoskovitz (9)	48,928	*
Gali Yahav Attias (10)	5,833	*
Marina Gofman Feler	--	*
Orit Wimpfheimer (11)	15,489	*
Directors
Ran Poliakine(2)	3,342,071	5.64%
Erez Meltzer (3)	128,107	*
Noga Kainan (12)	15,627	*
Dan Suesskind (13)	15,627	*
Erez Alroy (14)	9,375	*
So Young Shin (15)	15,755	*
All directors and executive officers as a group (15 persons)	3,772,936	6.70%

*	Amount represents less than 1% of outstanding ordinary shares.

(1)	Based solely on the Schedule 13G filed by SK square Co., Ltd. and SK Square Americas, Inc. with the SEC on February 14, 2022, consisting of (i) 2,607,466 ordinary shares and (ii) a warrant to purchase 2,262,443 ordinary shares held by SK Square Americas, Inc., a wholly owned subsidiary of SK square. Co., Ltd.

(2)	Based on the Schedule 13G/A filed by Ran Poliakine with the SEC on February 14, 2023 and other information available to the company. Represents (i) 2,626,927 ordinary shares and (ii) options to purchase 715,144 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2023.

(3)	Represents (i) 7,917 ordinary shares, and (ii) options to purchase 120,190 ordinary shares exercisable within 60 days of March 31, 2023.

(4)	Represents options to purchase 16,667 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2023.

(5)	Represents options to purchase 60,833 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2023.

(6)	Represents options to purchase 60,417 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2023.

(7)	Represents options to purchase 14,583 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2023.

(8)	Represents options to purchase 23,625 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2023.

(9)	Represents (i) 35,353 ordinary shares and (ii) 13,575 options to purchase ordinary shares currently exercisable or exercisable within 60 days of March 31, 2023.

(10)	Represents options to purchase 5,833 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2023.

(11)	Represents (i) options to purchase 15,489 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2023.

(12)	Represents options to purchase 15,627 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2023.

(13)	Represents options to purchase 15,627 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2023.

(14)	Represents options to purchase 9,375 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2023.

(15)	Represents options to purchase 15,755 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2023.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As of March 31, 2023, according to the records of Continental Stock Transfer & Trust Co., approximately 2,915,792 (or 5.29%) of our outstanding ordinary shares are held by 22 record holders in the United States, not including Cede & Co., the nominee of the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2022, to which we were or are a party and in which the other parties included or include our directors, executive officers, holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

In connection with the transactions described above, Nanox Gibraltar also entered into an investor rights agreement with the SKT Entities (the “Investor Rights Agreement”). The agreement provides for the rights to nominate a member of our board of directors, as well as certain registration rights. The rights under the Investor Rights Agreement terminated upon the closing of our initial public offering. The SKT Entities became parties to the Registration Rights Agreement prior to the closing of our initial public offering. See below “—Registration Rights Agreements” for detailed description of the registration rights.

On June 4, 2020, we entered into a Share Purchase Agreement with SKT, pursuant to which we sold 1,250,000 ordinary shares to SKT for an aggregate purchase price of $20.0 million. In connection with such agreement, we amended the Warrant to extend the exercise period to the earlier of June 17, 2025 or an exit event, which event does not include an initial public offering, and we amended the Investor Rights Agreement which granted SKT the right to appoint Mr. Jung Ho Park (or another person designated by SKT) as a director for a term of three years. In addition, we granted Mr. Park options to purchase 100,000 of our ordinary shares, vesting in equal quarterly installments over a period of four years, at an exercise price of $16.00 per ordinary share. In the event that SKT nominates any replacement director, any such director may receive options with the same terms, but the aggregate number of options granted to all such directors together shall not exceed 100,000. Mr. Park resigned from our Board of Directors in December 2021, at which time his unvested options to purchase 68,750 ordinary shares expired, and new options to purchase the same number of ordinary shares (i.e., 68,750 shares) were granted to Ms. So Young Shin, a successor director appointed by SKT in May 2022.

Furthermore, on June 4, 2020, we entered into a collaboration agreement with SK Telecom Co., Ltd. (“SK Telecom”), pursuant to which we and SK Telecom continue to explore and engage in good faith to develop a definitive agreement for the deployment of 2,500 Nanox Systems in South Korea and Vietnam. With the support of SK Telecom we established a wholly-owned subsidiary in South Korea, which in turn established our fabrication facility in Korea for the manufacturing of MEMs X-ray chips for the Nanox.ARC. The collaboration agreement expired on December 31, 2021, but we continue to explore business opportunities and assess collaboration with SK Telecom.

In addition, we signed an agreement with Dr. Ilung Kim, who previously served as President of SK Telecom, dated December 16, 2019, for the provision of consulting services to us. Under the agreement, we granted Dr. Kim options to purchase 1,206,290 of our ordinary shares at an exercise price of $2.21 per ordinary share, of which options to purchase 150,000 ordinary shares were exercised and the remaining options are fully vested. The vested options are exercisable until the earlier of (a) the second anniversary of termination of the engagement between us and Dr. Kim or (b) the tenth anniversary from the date of grant. Effective as of July 1, 2021, the consulting agreement was replaced by an employment agreement with Dr. Kim in connection with appointment as the chief executive officer of our Korean subsidiary.

Agreements With Directors and Officers

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, since January 1, 2022.

Relationship With Illumigyn Ltd.

Since December 1, 2019, Illumigyn has sub-leased approximately 165 square meters of private office space, including access to shared public spaces, from us in Neve Ilan, Israel. Mr. Poliakine currently serves as a member of senior management of Illumigyn through a service provider agreement and is a significant shareholder primarily through indirect holdings, and he served as a member of the board of directors of Illumigyn until August 2019. In addition, the deceased Mr. Richard Stone, who served as a director until his passing in May 2022, was a significant shareholder in, and served as a member of the board of directors of Illumigyn, Ms. Noga Kainan, a director, serves as a member of the board of directors of Illumigyn, and Anat Kaphan, our former Chief Innovation Officer who currently serves as a member of our advisory board, also serves as a consultant to Illumigyn. Illumigyn pays approximately $12,000 per month under the sub-lease. During the years ended December 31, 2022 and 2021, the Company received from Illumigyn approximately $171,000 and $125,000, respectively, under the sub-lease.

Relationship with SixAI Ltd.

On April 16, 2020, we entered into a service agreement (the “Service Agreement”) with SixAI, pursuant to which SixAI agreed to provide Nanox with certain software development and mechanical engineering services. The Service Agreement was effective as of March 1, 2020 and was extended by mutual agreement of the parties several times until terminated on December 31, 2021. During the year ended December 31, 2021, the Company recorded an expense of $80,000 relating to the Service Agreement. Mr. Poliakine currently serves as a member of the board of directors of SixAI and is a controlling shareholder of SixAI.

Relationship with Wellsense Technologies, Ltd.

Since February 2020, Wellsense Technologies, Ltd. (“Wellsense Technologies”) has sub-leased approximately 165 square meters of private office space, including access to shared public spaces, from us in Neve Ilan, Israel. Wellsense Technologies, Ltd. pays approximately $7,000 per month. Ran Poliakine is, and the deceased, Mr. Richard Stone, who served as a director until his passing in May 2022, was, a shareholder of the parent company of Wellsense Technologies. During the years ended December 31, 2022 and 2021, the Company received from Wellsense Technologies approximately $47,000 and $66,000, respectively, under the sub lease.

Service Agreement

In February 2021, our shareholders approved our engagement of Floyd Katske as a medical consultant, effective as of October 1, 2020, in addition and unrelated to his role as a director. Floyd Katske served as a director until December 2022 and since such date serves as a member of our advisory board. We paid Floyd Katske with respect to such medical consultant services $200 per hour, against an invoice, not to exceed 100 hours in any calendar month, according to hours approved by the Chairman. In addition, we paid Floyd Katske compensation consisting of RSUs granted in each calendar quarter, in the amount calculated by dividing (i) two times the cash compensation paid during such quarter as aforesaid by (ii) the fair market value of our ordinary shares on the last trading day of such quarter.

Directorship Agreements

We previously entered into directorship agreements with certain of our directors in connection with their initial nomination to our board of directors.

Equity Incentive Plans

From time to time we grant options to purchase our ordinary shares and RSUs to our executive officers and directors. For a description of our equity incentive plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”

Directors and Officers Insurance Policy and Indemnification and Exculpation Agreements

Our amended and restated articles of association permit us to exculpate, indemnify and insure each of our directors and officers to the fullest extent permitted by the Companies Law. We have obtained directors’ and officers’ liability insurance which covers each of our executive officers and directors.

We have entered into agreements with each of our current directors and officers exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from our initial public offering, to the extent that these liabilities are not covered by insurance, all subject to limited exceptions. Indemnification for any monetary liability incurred by or imposed on a director or officer in favor of a third party is limited to certain events that were determined as foreseeable by the board of directors based on our current or expected activities. The maximum aggregate amount of indemnification that we may pay to our directors and officers based on such indemnification agreements shall not exceed the greater of (i) in relation to indemnity in connection with an offering to the public of our securities, the aggregate amount of proceeds from the sale by us and/or any of our shareholders in connection with such public offering, (ii) 25% of our total shareholders’ equity pursuant to our most recent financial statements as of the time of the actual payment of indemnification, and (iii) $50 million (in each case as may be increased from time to time by shareholders’ approval). Such indemnification amounts are in addition to any insurance amounts.

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

Ordinary Shares

As of December 31, 2022, we had 55,094,237 ordinary shares outstanding.

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

Quorum. In any meeting of shareholders, we will follow the quorum requirements for general meetings as set forth in our amended and restated articles of association, instead of one-third of the issued share capital as required under the Nasdaq Marketplace Rules. Pursuant to our amended and restated articles of association, the quorum required for our general meetings of shareholders will consist of at least two shareholders present in person or by proxy (including by voting deed) and holding shares conferring in the aggregate at least 25% of the voting power of the Company. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our board of directors, if so specified in the notice of the meeting. At the reconvened meeting, subject to a limited exception, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Vote requirements. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast at a meeting. Under our amended and restated articles of association, a special resolution is required for the removal of a director from office and the appointment of a director in place of the director so removed, and to amend the provisions in our articles of association relating to the appointment and removal of directors.

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

Access to Corporate Records

Under the Companies Law, shareholders generally have the right to review minutes of our general meetings, our shareholders register and material shareholders register, our amended and restated articles of association, our annual audited financial statements and any document that we are required by law to file publicly with the Israeli Registrar of Companies or the Israel Securities Authority. In addition, any shareholder who specifies the purpose of their request may request to review any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interests or protect a trade secret or patent.

Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Acquisitions under Israeli Law

Full Tender Offer. A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s voting rights or issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the voting rights or issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

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

If the full tender offer was not accepted in accordance with the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer. The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company (subject to certain exceptions). This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions. A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered by shareholders who accept the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser and its controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including relatives and entities under such person’s control). If a special tender offer is accepted, then (i) shareholders who did not respond to or that had objected to the offer may accept the offer within four days of the last date set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made, and (ii) the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Shares purchased in contradiction to the tender offer rules under the Companies Law, as described above, will have no rights and will become dormant shares.

Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares voted on the proposed merger at a shareholders meeting. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial condition of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies. Under the Companies Law, each merging company must deliver the merger proposal to its secured creditors and inform its unsecured creditors of the merger proposal and its content.

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

General Meetings of Shareholders and Shareholder Proposals

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in our amended and restated articles of association as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter on the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholder meetings.

Under the Companies Law, resolutions regarding the following matters must be passed at a general meeting of shareholders:

●	amendments to the company’s articles of association;

●	appointment, fees or termination of the auditors, if the shareholders have not delegated their authority to set the fees for the auditors to the board of directors;

●	appointment of external directors (if applicable);

●	approval of related-party transactions requiring general meeting approval pursuant to the provisions of the Companies Law;

●	increases or reductions of the company’s authorized share capital;

●	a merger (as such term is defined in the Companies Law); and

●	the exercise of board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

C. Material Contracts

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

FoxSemicon Integrated Technology, Inc. Manufacturing Agreement

On May 26, 2020, we entered into a Contract Manufacturing Agreement with FITI. Under the terms of the agreement, FITI agreed to manufacture, package, distribute and ship, and we agreed to purchase, certain products and procurement and assembly services, including a minimum of 1,000 Nanox Systems per year. We agreed to provide FITI with a rolling forecast of our estimated monthly purchases, which FITI will use to prepare its supply chain to cover the material and manufacturing needs. Subsequently, we agreed to send purchase orders to FITI for certain products and services. Prices for the products will be agreed by the parties at least 90 days prior to the first expected delivery date. FITI will be entitled to order materials in accordance with an approved supplier list and on the terms that the parties agree upon on a quarterly basis, and FITI must obtain our prior written consent if it procures materials from other suppliers. FITI may also purchase materials from us to support orders pursuant to our requests. The parties also agreed to enter into a quality agreement, which will set forth the manufacturing standards applicable to FITI. The agreement will be in effect for three years from the date of the agreement and is renewed for successive terms of one year unless or until either party notifies the other in writing of its intention not to renew with 90 days’ prior notice. The agreement has not yet been implemented. The agreement may be terminated by notice of the non-breaching party in case of a material breach of a party’s material obligations, or by either party in case of the bankruptcy or insolvency of the other party.

Warrant Agreements

As of March 31, 2023, there were two outstanding warrants, which are currently exercisable: (i) a warrant issued upon the consummation of our initial public offering to A-Labs Advisory & Finance Ltd., which provided to us strategic consulting services, to purchase 50,000 ordinary shares, with an exercise price of $18 per share; and (ii) the warrant issued to SK Square Americas, Inc. (formerly known as SK Telecom TMT Investment Corp.) to purchase 2,262,443 ordinary shares, with an exercise price of $20.87 per share, as described above under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship With SKT.”

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

In addition, as of March 31, 2023, SK Square Americas, Inc., as a holder of a warrant to purchase an aggregate of 2,262,443 ordinary shares, is entitled to piggyback registration rights under the terms of such warrant substantially similar to the registration rights described in the preceding paragraph.

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

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to scientific research and development projects, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research; and

●	The research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such tax deduction, or that the expenditure is made by a person that carries out the research and does not own an enterprise which is engaged in the field of research, or that such expenditure constitutes a participation in a research carried out by another person, in both cases, subject to the fulfillment of certain criteria set forth in the Israeli tax law.

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

The 2011 Amendment introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise,” in accordance with the definition of such terms in the Investment Law. Generally, a “Preferred Enterprise” is defined as an “Industrial Enterprise” (including, among others, an enterprise that provides approved research and development services to foreign residents), with more than 25% of its business income from export. The definition of a Preferred Company, includes, inter alia, a company incorporated in Israel that (1) is not wholly owned by a government entity, (2) owns a Preferred Enterprise and (3) is controlled and managed from Israel and is subject to further conditions set forth in the Investment Law.

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

The 2017 Amendment provides that a technological Preferred Company satisfying certain conditions may qualify as a “Preferred Technological Enterprise” and thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development area “A.” In addition, a Preferred Company will benefit from a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technological Preferred Company satisfying certain conditions may qualify as a “Special Preferred Technological Enterprise” and thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million may be eligible for these benefits for a period of at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Company with a Technological Enterprise or a Special Preferred Technological Enterprise, paid out of Preferred Technological Income or income attributed to production are generally subject to withholding tax at the rate of 20% or such lower rate, as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). If such dividends are paid to an Israeli company, no tax is required to be withheld. If dividends paid out of Preferred Technological Income are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

We are currently not entitled to tax benefits under the 2017 Amendment.

Taxation of Our Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident for tax purposes, and on the disposition of such assets by a non-Israeli resident for tax purposes if those assets are (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, (iii) are shares or a right to a share in a non-Israeli resident company, the majority of whose assets are located in Israel, but only in respect of the portion of the consideration that is attributable to assets located in Israel, or (iv) located outside of Israel which mainly represent, directly or indirectly, rights to assets, property or inventory located in Israel, but only with respect to such portion of the assets that are located in Israel. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below.

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

Real Capital Gain derived by corporations will be generally subject to the corporate tax rate (23% in 2023).

Individual and corporate shareholder dealing in securities in Israel may be taxed at the tax rates applicable to business income—23% for corporations in 2022 and a marginal tax rate of up to 47% (in 2022) for individuals, not including excess tax (described below). Notwithstanding the foregoing, Real Capital Gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributable, (iii) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, alone or together with another by Israeli residents, and (iv) if the seller is a corporation, there is no Israeli resident that is entitled to 25% or more of the revenues or profits of the corporation, directly or indirectly. In addition, such exemption would not be available to a person whose capital gains from selling or otherwise disposing of the securities are deemed to be business income. In addition, this exemption shall not be relevant to the part of the capital gains allocable to the holding period before the shares were listed for trading on the stock exchange (however, such portion might also be exempt from tax in Israel if certain criteria are met).

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

The purchaser, the Israeli stockbrokers or financial institutions through which the shares are held is obligated, subject to the abovementioned exemptions, to withhold tax on the amount of consideration paid upon the sale of the shares (or on the Real Capital Gain on the sale, if known) at the rate of 25% in respect of an individual and 23% in respect of a corporation.

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

Dividends

We have never paid cash dividends. A distribution of dividends to an Israeli resident individual, will generally be subject to withholding tax at a rate of 25% or 30% if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12-month period and the shares are not held through a nominee company. If the income out of which the dividend is being paid is attributable to a Preferred Enterprise or Preferred Technology Enterprise under the Investment Law, the rate is generally not more than 20%. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel (although, if such dividends are subsequently distributed to non-Israeli individuals or a non-Israeli company, withholding tax at a rate of 25% (or 30% if the dividend recipient is a “Controlling Shareholder” (as defined above)) or such lower rate as may be provided if an applicable tax treaty will apply (subject to the receipt in advance of a valid tax certificate from the ITA allowing for a reduced tax rate)).

A non-Israeli resident (either individual or corporation) is generally subject to Israeli withholding tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12-month period and the shares are not held through a nominee company); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Under the U.S.-Israel Double Tax Treaty, the following withholding rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding voting shares of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends—the tax rate is 12.5%, (ii) if both the conditions mentioned in (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Preferred Technology Enterprise —the tax rate is 15% if a certificate for a reduced withholding tax rate would be provided in advance from the ITA and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the non-Israeli resident is not subject to Excess Tax in Israel, and; (iii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Excess Tax

Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax on annual income exceeding a certain threshold (NIS 698,280 for 2023), which amount is linked to the Israeli consumer price index and therefore is usually adjusted on an annual basis, at a rate of 3%, including, but not limited to, income derived from dividends, interest and capital gains.

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

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. The gain or loss will generally be capital gain or loss and individuals and other non-corporate U.S. Holders who have held the ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain that the U.S. Holder recognizes may be subject to Israeli income tax and will generally be U.S. source gain, which may limit a U.S. Holder’s ability to claim a foreign tax credit for any such Israeli income tax imposed on such gain. U.S. Holders that are eligible for the benefits of the U.S.-Israel Double Tax Treaty may apply the U.S.-Israel Double Tax Treaty to treat such gain as exempt from Israeli tax, provided certain requirements are met. Pursuant to recently issued Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the U.S.-Israel Double Tax Treaty or does not elect to apply the U.S.-Israel Double Tax Treaty, then such holder may not be able to claim a foreign tax credit arising from any Israeli tax imposed on the sale or other disposition of our ordinary shares. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the U.S.-Israel Double Tax Treaty and the potential impact of the recently issued Treasury regulations.

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

Because the PFIC income test described above is based on a non-U.S. corporation’s gross income and not its net income, a non-U.S. corporation in the early stages of its business, such as our company, can be treated as a PFIC in those taxable years before it has sufficient operating revenue as a result of earning any amount of interest or other passive income. As a result, we believe that we will technically be classified as a PFIC for the taxable year ended December 31, 2022. Depending upon the composition of our income and assets and the market price of our ordinary shares during 2023 and subsequent taxable years and whether we start generating a substantial amount of active revenue, we could continue to be classified as a PFIC for 2023 and subsequent taxable years if we are classified as a PFIC for 2022. Accordingly, U.S. Holders of our ordinary shares should be willing to assume the risks of investing in a PFIC.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

As allowed by the SEC, in Item 19 of this annual report on Form 20-F, we incorporate by reference certain information and documents we previously filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report on Form 20-F.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we submit to the SEC, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year.

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

J. Annual Report to Security Holders

Not applicable.

Item 11. Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Risk

As of December 31, 2022, we had cash equivalents consisting primarily of U.S. dollar bank deposits. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. Consequently, changes in market interest rates would not have a material impact on our financial position or results of operations.

As of December 31, 2022, we had an outstanding long-term loan of $3.8 million that was provided to Nanox Korea and approximates its carrying value since it bears interest at a rate close to the prevailing market rate.

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

Management of the Company, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2022.

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

Based on their evaluation, as of the end of the period covered by this Annual Report on Form 20-F, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective due to a material weakness in the Company’s internal control over financial reporting described below.

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

Our management, under the supervision and participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022 using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As disclosed previously, as of December 31, 2021, our management had concluded that we did not maintain effective internal control over financial reporting due to four material weaknesses as follows:

1.	Lack of sufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training commensurate with our financial reporting requirements.

2.	Inability to maintain effective internal controls over certain information technology (“IT”) general controls for applications used in the preparation of the Company’s consolidated financial statements.

3.	Inappropriate segregation of duties.

4.	Insufficient internal controls to ensure the processing and reporting of valid transactions is complete, accurate and timely.

During 2022, our management, with the oversight of the Audit Committee of the Board of Directors, reevaluated the Company’s Risks and Controls by performing full testing procedures, mapped the relevant processes, identified risks in the Company’s critical processes, implemented a new Enterprise Resource Planning (“ERP”) system and recruited additional financial reporting personnel and strengthened their professional knowledge and skills.

This resulted with the management’s conclusion, as of December 31, 2022, that the Company has remediated the above material weaknesses except for the maintenance of appropriate level of knowledge, experience and training of our personnel commensurate with our financial reporting requirements. Therefore, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2022. This control deficiency did not result in material misstatements of the consolidated financial statements; however, this control deficiency described above could result in a misstatement that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

Remediation Efforts

We have made substantial progress in developing and implementing our remediation plan, as we are adding to and improving our internal processes. The remaining task of our remediation plan is to increase the appropriate level of knowledge, experience and training commensurate with the Company’s financial reporting requirements in order to reduce the risk of material misstatement.

Management’s Planned Remediation Activities

In order to address the material weakness in internal control over financial reporting on December 31, 2022, management has commenced remediation efforts, which include:

Lack of sufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training commensurate with our financial reporting requirements: Management has already made progress to increase the appropriate level of knowledge, experience and training commensurate with the Company’s financial reporting requirements, and plans to continue to do so, by mapping and assessing the required competencies and capabilities of the accounting team to support public company reporting requirements and enhancing and supplementing the finance team with resources and personnel with knowledge and experience in internal control over financing reporting commensurate with our financial reporting requirements, including with responsibility for design and implementation of internal controls. We also provide Company-sponsored training programs related to internal control over financial reporting.

Remediation of Previously Disclosed Material Weaknesses

The following captures the activities made by management related to the material weaknesses that were previously identified and which have been remediated at December 31, 2022.

Did not design and maintain effective internal controls over certain information technology (“IT”) general controls for applications used in the preparation of the Company’s consolidated financial statements: We successfully implemented a new ERP system to support efficient automated and manual controls that are dependent on system reporting and to structure effective user access rights and privileges within our IT systems. We also modified current procedures and documentation and added new procedures and documentation due to the implementation of the new ERP system. Based on the results of our testing, management has concluded that the IT general controls for applications used in the preparation of the Company’s consolidated financial statements are adequately designed and have operated effectively for a sufficient period of time as of December 31, 2022. Accordingly, the material weakness related to our IT general controls is remediated.

Inappropriate segregation of duties: We recruited additional personnel with a requisite level of qualification and experience, including accounting and finance employees with the specific technical accounting and financial reporting experience necessary for a public company, including a controller and additional bookkeeper. Based on the results of our testing, management has concluded that this control is adequately designed and has operated effectively for a sufficient period of time as of December 31, 2022. Accordingly, the material weakness related to inappropriate segregation of duties is remediated.

Not maintaining effective internal controls to ensure processing and reporting of valid transactions is complete, accurate and timely: We designed and implemented additional formal policies, procedures and documentation controls to ensure transactions are properly initiated, recorded, processed, reported, appropriately authorized and approved, including enhancing our internal review procedures. Specifically, we have implemented a sufficient level of formal policies, procedures and documentation that define how transactions across the business cycles are initiated, recorded, processed, reported, documented, appropriately authorized and approved. The new controls and the revised existing controls include controls to address complex accounting issues, period-end financial reporting and segregation of duties. Based on the results of our testing, management has concluded that this control is adequately designed and has operated effectively for a sufficient period of time as of December 31, 2022. Accordingly, the material weakness related to the effectiveness of the internal controls is remediated.

(c)	Attestation Report of the Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2022 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under “Item 18—Financial Statements.”

(d)	Changes in Internal Control Over Financial Reporting

Other than the remediation efforts described above taken to address the material weaknesses during the period covered by this Annual Report, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

(a)	Audit Committee Financial Expert

Noga Kainan and Dan Suesskind, independent directors and members of our audit committee, are audit committee financial experts.

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

	Year Ended December 31,
	2021	2022
Audit Fees(1)	$608,000	$577,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	19,000	37,000
All Other Fees(4)	—	11,000
Total	$627,000	$625,000

(1)	“Audit Fees” represents the aggregate fees billed or accrued for the interim reviews and audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC as well as fees related to audits in connection with our secondary public offering in February 2021.

(2)	“Audit-Related Fees” represents the aggregate fees billed or accrued for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”

(3)	“Tax Fees” represents the aggregate fees billed or accrued for professional tax services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(4)	“All Other Fees” represents the aggregate fees billed or accrued for services rendered by our independent registered public accounting firm other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

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

Item 16G. Corporate Governance

As a foreign private issuer, we are permitted to follow certain Israeli corporate governance practices instead of the Nasdaq corporate governance rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. Pursuant to the “foreign private issuer exemption”:

●	we comply with Israeli law with respect to quorum requirements. In accordance with the Companies Law, our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general shareholder meeting. The quorum set forth in our amended and restated articles of association with respect to an adjourned meeting shall, subject to a limited exception, consist of one or more shareholders present in person or by proxy (including by voting deed), regardless of the number or percentage of our outstanding shares held by them;

●	we follow Israeli corporate governance practices instead of the Nasdaq requirements with regard to the nomination committee and director nomination procedures. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. With the exception of directors elected by our board of directors due to a vacancy, in accordance with the staggered nomination as described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors,” we intend to elect our directors to hold office until the annual general meeting of our shareholders that occurs in the third year following his or her election and until his or her successor shall be elected and qualified;

●	we adopt and approve material changes to equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions. In addition, we follow Israeli corporate governance practice, which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants only under certain circumstances, in lieu of Nasdaq Marketplace Rule 5635(c);

●	as opposed to making periodic reports to shareholders and proxy solicitation materials available to shareholders in the manner specified by the Nasdaq corporate governance rules, the Companies Law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. We will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules; and

●	we follow Israeli corporate governance practices instead of Nasdaq requirements to obtain shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law such as (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at our company), (ii) extraordinary transactions with controlling shareholders, (iii) terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative, (iv) private placements that will result in a change of control, (v) certain transactions, other than a public offering, involving issuances of a 20% or greater interest in us and (vi) certain acquisitions of the stock or assets of another company.

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

Item 18. Financial Statements

The consolidated financial statements of Nano-X Imaging Ltd. are included at the end of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit No.	Description
1.1*	Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-240209) filed on August 14, 2020 with the SEC)
2.1†	Description of Securities Registered under Section 12 of the Exchange Act
4.1*	Asset Purchase Agreement, dated November 3, 2021, among MDWEB, LLC, Nano-X Imaging. and Nano-X Imaging Ltd. (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 20-F (File No. 001-39461) filed on May 2, 2022 with the SEC)
4.2*	Agreement and Plan of Merger, dated August 9, 2021, among Nano-X Imaging Ltd, Zebra Medical Vision Ltd. and PerryLLion Ltd. (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form 20-F (File No. 001-39461) filed on May 2, 2022 with the SEC)
4.3*	First Amendment to the Agreement and Plan of Merger, dated August 9, 2021, among Nano-X Imaging Ltd, Zebra Medical Vision Ltd. and PerryLLion Ltd. (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 20-F (File No. 001-39461) filed on May 2, 2022 with the SEC)
4.4*	Stock Purchase Agreement dated November 2, 2021 by and among Dr. Michael Yuz, Dr. Michael Yuz as the representative of Sellers, USARAD Holdings, Inc. and Nano-X Imaging Ltd (incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form 20-F (File No. 001-39461) filed on May 2, 2022 with the SEC)
4.5*	Form of warrants to purchase ordinary shares issued to A-Labs Finance and Advisory Ltd. (incorporated by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.6*	Warrant to purchase ordinary shares, dated September 2, 2019, issued to SK Telecom TMT Investment Corp. (incorporated by reference to Exhibit 4.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.7*	Amendment to Warrant to purchase ordinary shares, dated June 4, 2020, issued to SK Telecom TMT Investment Corp. (incorporated by reference to Exhibit 4.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.8*	Contract Manufacturing Agreement, dated May 26, 2020, by and between the Registrant and FoxSemicon Integrated Technology, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.9*	Registration Rights Agreement by and among the Registrant and the certain shareholders named therein (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-240209) filed on August 14, 2020 with the SEC)

4.10*	2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.11*	U.S. Sub-Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.12*	Form of Indemnification Agreement between the Registrant and each director and executive officer (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-240209) filed on August 14, 2020 with the SEC)
4.13*	Compensation Policy for Executive Officers and Directors (incorporated by reference to Exhibit A to the Proxy Statement filed as Exhibit 99.1 to the Registrant’s Form 6-K (File No. 001-39461) filed on December 31, 2020 with the SEC)
4.14†	Settlement Agreement and Release dated December 29, 2022, among Nano-X Imaging Ltd, Nano-X AI Ltd. (formerly Zebra Medical Vision Ltd.) and PerryLLion Ltd.
4.15†	First Amendment to Stock Purchase Agreement dated April 28, 2023, by and among Dr. Michael Yuz, as the Seller Representative, Nano-X Imaging, Inc. and Nano-X Imaging Ltd
8.1†	List of subsidiaries of the Registrant
12.1†	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2†	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1±	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2±	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1†	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.) a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed.

†	Filed herewith.

±	Furnished herewith.

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

Date: May 1, 2023

NANO-X IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nano-X Imaging Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nano-X Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weakness in internal control over financial reporting existed as of that date. The Company lacked a sufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training commensurate with the Company’s financial reporting requirements. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's Report on Internal Control over Financial Reporting appearing in Item 15A. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

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

Goodwill impairment assessment – AI Solutions reporting unit

As described in Note 4 to the consolidated financial statements, the Company’s consolidated goodwill balance and goodwill balance for AI solutions reporting unit were $7,420 thousand and $365 thousand, respectively, as of December 31, 2022. As disclosed by management, goodwill is assigned to reporting units and tested for impairment at least annually, in the fourth quarter of the fiscal year, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. During the second quarter of 2022, management noted the following main triggering events for its AI solutions reporting unit: (i) fluctuations in the macroeconomic environment and (ii) updated assumptions supporting the cash flow projections of the AI Solutions reporting unit, including certain revenue growth assumptions, and the associated operating profit margins. As a result, management performed a quantitative analysis and recorded a goodwill impairment charge of $14,338 thousand related to its AI solutions reporting unit. During the fourth quarter of 2022, management conducted a quantitative analysis of the reporting unit as part of its annual goodwill impairment test with the assistance of an independent valuation expert. In the fourth quarter of 2022, management recorded an additional goodwill impairment charge of $36,540 thousand related to its AI solutions reporting unit. Management determines the fair value of its reporting units using the income approach, according to which, the method used is the discounted cash flow method. Management starts with a forecast of all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value, and then applies a discount rate to arrive at a net present value amount. As disclosed by management, key estimates include the terminal revenue growth rate taking into consideration industry and market conditions and the discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment for the AI solutions reporting unit is a critical audit matter is (i) the significant judgment by management when determining the fair value of the reporting unit; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to the terminal revenue growth rate and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the AI solutions reporting unit. These procedures also included, among others, (i) testing management’s process for determining the fair value estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness, accuracy and relevance of underlying data used in the model; and (iv) evaluating the significant assumptions used by management related to the terminal revenue growth rate and discount rate. Evaluating management’s assumptions related to the terminal revenue growth rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s discounted cash flow model and the discount rate assumption.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

May 1, 2023

We have served as the Company’s auditor since 2019.

NANO-X IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	December 31, 2022	December 31, 2021
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	38,463	66,645
Marketable securities - short term	39,161	22,066
Accounts receivables net of allowance for credit losses of $34 and $137 as of December 31, 2022 and December 31,2021, respectively.	977	1,051
Prepaid expenses	2,414	3,129
Other current assets	1,446	1,966
TOTAL CURRENT ASSETS	82,461	94,857

NON-CURRENT ASSETS:
Restricted cash	66	127
Property and equipment, net	43,545	37,435
Operating lease right-of-use asset	1,157	1,725
Marketable securities - long term	25,198	67,845
Intangible assets	91,219	101,826
Goodwill	7,420	58,298
Other non-current assets	2,867	1,057
TOTAL NON-CURRENT ASSETS	171,472	268,313
TOTAL ASSETS	253,933	363,170

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	3,619	3,134
Accrued expenses	12,240	3,611
Loan from a Government Agency	-	145
Deferred revenue	182	247
Contingent short term earnout liability	4,250	42,471
Current maturities of operating lease liabilities	740	881
Other current liabilities	4,043	2,262
TOTAL CURRENT LIABILITIES	25,074	52,751

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	398	950
Long term loan	3,481	3,796
Non-current deferred revenue	398	415
Contingent long-term earnout liability	4,089	5,814
Deferred tax liability	3,330	7,063
Other long-term liabilities	483	233
TOTAL NON-CURRENT LIABILITIES	12,179	18,271
TOTAL LIABILITIES	37,253	71,022

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at December 31, 2022 and December 31 2021, 55,094,237 and 51,791,441 issued and outstanding at December 31, 2022 and December 31, 2021, respectively	158	149
Additional paid-in capital	477,953	438,820
Accumulated other comprehensive loss	(1,974)	(607)
Accumulated deficit	(259,457)	(146,214)
TOTAL SHAREHOLDERS’ EQUITY	216,680	292,148
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	253,933	363,170

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2022	2021	2020
	U.S. Dollars in thousands
REVENUE	8,578	1,304	-

COST OF REVENUE	15,458	2,816	-

GROSS LOSS	(6,880)	(1,512)	-

OPERATING EXPENSES:
Research and development	26,507	17,122	9,210
Sales and Marketing	4,376	7,033	12,445
General and administrative	41,254	34,709	22,268
Goodwill impairment	50,878	-	-
Change in contingent earnout liability	(20,376)	-	-
Other expenses	8,191	1,182	-
TOTAL OPERATING EXPENSES	110,830	60,046	43,923
OPERATING LOSS	(117,710)	(61,558)	(43,923)

FINANCIAL INCOME (EXPENSES), net	789	(288)	108
OPERATING LOSS BEFORE INCOME TAXES	(116,921)	(61,846)	(43,815)

INCOME TAX BENEFIT	3,678	48	-
NET LOSS	(113,243)	(61,798)	(43,815)

BASIC AND DILUTED LOSS PER SHARE	(2.17)	(1.28)	(1.23)
THE WEIGHTED AVERAGE OF THE NUMBER OF ORDINARY SHARES (in thousands)	52,235	48,216	35,654

NET LOSS	(113,243)	(61,798)	(43,815)
Other comprehensive loss:
Unrealized loss from available-for-sale securities	(1,367)	(607)	-
Total other comprehensive loss:	(1,367)	(607)	-
TOTAL COMPERHENSIVE LOSS	(114,610)	(62,405)	(43,815)

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
		U.S. Dollars in thousands

BALANCE AT JANUARY 1, 2020	27,150,080	75	31,748	-	(40,601)	(8,778)
CHANGES DURING 2020:
Issuance of ordinary shares and warrants, net of issuance costs	4,624,500	14	70,999	-	-	71,013
Initial public offering of ordinary shares, net of offering costs	10,555,556	31	169,136	-	-	169,167
Issuance of ordinary shares to employees and non-employees upon exercise of warrants	997,863	3	497	-	-	500
Issuance of ordinary shares to investors upon exercise of warrants	1,662,929	5	125	-	-	130
Share-based compensation			24,781			24,781
Conversion of related party liability to shareholders’ equity,	1,109,245	3	17,745	-	-	17,748
Net loss for the year					(43,815)	(43,815)
BALANCE AT DECEMBER 31, 2020	46,100,173	131	315,031	-	(84,416)	230,746

CHANGES DURING 2021:
Issuance of ordinary shares upon exercise of warrants	780,920	2	265	-	-	267
Issuance of ordinary shares to employees and non-employees upon exercise of options	1,099,946	3	3,330	-	-	3,333
Issuance of ordinary shares due to business combination and assets acquisition (refer to Note 3)	3,810,402	13	101,497	-	-	101,510
Share-based compensation	-	-	18,697	-	-	18,697
Unrealized loss from available-for-sale securities	-	-	-	(607)	-	(607)
Net loss for the year	-	-			(61,798)	(61,798)
BALANCE AT DECEMBER 31, 2021	51,791,441	149	438,820	(607)	(146,214)	292,148
CHANGES DURING 2022:
Issuance of ordinary shares upon exercise of warrants	192,927	1	369	-	-	370
Issuance of ordinary shares to employees and non-employees upon exercise of options	372,159	1	578	-	-	579
Issuance of ordinary shares in connection with earnout liability. (refer to Note 3)	89,286	*	953	-	-	953
Issuance of ordinary shares under settlement agreement with former shareholders of Nanox AI Ltd. (refer to Note 3)	2,648,424	7	18,610	-	-	18,617
Share-based compensation	-	-	18,623	-	-	18,623
Unrealized loss from available-for-sale securities	-	-	-	(1,367)	-	(1,367)
Net loss for the year	-	-	-	-	(113,243)	(113,243)
BALANCE AT DECEMBER 31, 2022	55,094,237	158	477,953	(1,974)	(259,457)	216,680

(*)	Less than 1 thousand US dollars.

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2022	2021	2020
	U.S. Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(113,243)	(61,798)	(43,815)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	18,623	18,806	24,781
Amortization of intangible assets	10,607	1,768	-
Impairment of goodwill	50,878	-	-
Change in contingent earnout liability	(20,376)	-	-
Depreciation	905	524	208
Deferred tax liability, net	(3,733)	(116)	-
Exchange rate differentials	(47)	10	(122)
Amortization of premium, discount and accrued interest on marketable securities	1,398	(216)	-
Impairment of property and equipment	172	214	-

Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable	74	(40)	-
Prepaid expenses and other current assets	1,235	1,724	(4,478)
Other non-current assets	(800)	(374)	(522)
Accounts payable	469	1,721	(103)
Accrued expenses and other liabilities	10,410	(719)	2,359
Operating lease assets and liabilities	(125)	23	83
Deferred revenue	(82)	179	-
Other long-term liabilities	250	233	-
Net cash used in operating activities	(43,385)	(38,061)	(21,609)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for business combinations, net of cash and restricted cash acquired	-	(2,859)	-
Proceeds from maturity of marketable securities	31,241	10,986	-
Purchase of marketable securities	(8,454)	(104,043)	-
Proceeds from sale of marketable securities	-	2,754
Purchase of property and equipment	(7,171)	(23,158)	(13,937)
Investment in equity securities	(1,010)	-	-
Net cash provided by (used in) investing activities	14,606	(116,320)	(13,937)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from long term loan	-	3,796	-
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	-	-	71,013
Proceeds from initial public offering of ordinary shares, net of issuance costs	-	-	169,348
Repayment of financial liability	(145)	-	-
Proceeds from issuance of ordinary shares upon exercise of warrants	370	267	630
Issuance of ordinary shares to employees and non-employees upon exercise of options	579	3,316	-
Net cash provided by financing activities	804	7,379	240,991

EFFECT OF CHANGES IN EXCHANGE RATES ON CASH BALANCES IN FOREIGN CURRENCIES	(268)	(10)	122
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(28,243)	(147,012)	205,567
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE YEAR	66,772	213,784	8,217
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR	38,529	66,772	213,784

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS:
Cash paid for income taxes	147	7	8
Cash paid for interest	90	13	-

SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS:

Issuance of ordinary shares to investor upon exercise of warrants	-	-	200
Fair value of ordinary shares issued as consideration for purchase of assets	-	1,500	-
Fair value of ordinary shares issued as consideration for business combinations and achievement of milestones	-	100,010	-
Issuance of ordinary shares in connection with earnout liability.	953	-	-
Issuance of ordinary shares under settlement agreement with former shareholders of Nanox AI Ltd.	18,617	-	-
Fair value of contingent consideration assumed in business combinations	-	47,194	-
Fair value of contingent consideration assumed in purchase of assets	-	1,091	-
Operating lease liabilities arising from obtaining operating right-of use assets	320	194	1,085
Conversion of related party liability to shareholders’ equity	-		17,748

(*)	Less than 1 thousand US dollars.

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

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

On November 2, 2021, Nanox U.S. completed the acquisition of 100% of the shares of USARAD Holdings, Inc. (refer to Note 3).

On November 4, 2021, the Company completed the merger with Zebra Medical Vision Ltd (refer to Note 3).

The Company, together with its subsidiaries, develops a commercial-grade tomographic imaging device with a digital X-ray source, provides teleradiology services and develops artificial intelligence applications designed to be used in real-world medical imaging applications. The Company’s solution, referred to as the Nanox Multi Source System, has two integrated components – “Nanox.ARC” and “Nanox. CLOUD”. Nanox.ARC is a medical tomographic imaging system incorporating the Company’s novel digital X-ray source. Nanox. CLOUD is a platform which employs a matching engine to match medical images to radiologists, provides image repository, connectivity to diagnostic assistive AI systems, billing and reporting. On April 1, 2021, the Company received clearance from the FDA to market the Company’s Nanox Cart X-Ray System. On September 26, 2022, the Company submitted a 510(k) premarket notification to the U.S. Food and Drug Administration as part of the Company’s 510(k) application process for the multi-source Nanox.ARC system.

The Company has experienced net losses and negative cash flows from operations since its inception. The Company anticipates such losses will continue until its product candidates reach commercial profitability. In August 2020, the Company completed an IPO and its ordinary shares began to trade on Nasdaq with net proceeds received from the IPO of approximately $169 million. Based on the Company’s activities during the year ended December 31, 2022, the Company has sufficient funds for its plans for the next twelve months from the issuance of these financial statements.

b.	Current Impact of geopolitical tensions and the start of the military conflict between Russia and Ukraine

U.S. and global economies are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the ongoing conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. As a result, sanctions and penalties have been levied by the United States, European Union and other countries against Russia. Russian military actions and the resulting sanctions could have a negative impact on supply chains, the Company’s MSaaS agreements relating to Russia and Belarus or the region and adversely affect the global economy and financial markets. Any of the abovementioned factors could affect the Company’s business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL (continued):

c.	Current Impact of the current financial markets and economic conditions

The Company’s business may materially be affected by conditions in the financial markets and economic conditions in the U.S., Europe, Asia and, to a lesser extent, elsewhere in the world. 2022 was characterized by steep declines and significant volatility in global markets, driven by investor concerns over inflation, rising interest rates, slowing economic growth and geopolitical uncertainty. Inflation across many key economies reached generational highs, prompting central banks to take monetary policy tightening actions that are likely to create headwinds to economic growth. Continued global supply chain disruption, including due to China’s recurrent restrictions and the ongoing war between Russia and Ukraine, are also contributing to mounting inflationary pressure. In 2022, in the U.S., annual inflation rose to the highest level in over 40 years. Concurrently, Europe experienced high year-over-year inflation. In response to rising inflation, the Federal Reserve raised the federal funds target range and the European Central Bank raised rates for the first time in 11 years. Both central banks reiterated expectations for additional increases in the coming months. While several key economic factors, including employment, wage growth and household savings, have demonstrated resilience, the U.S. economic contraction in 2022 has opened a debate among economists as to whether the U.S. has entered, or in the near term will enter, a recession.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (hereinafter,“U.S GAAP”) and include the accounts of the Company and of all its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

b.	Use of estimates in the preparation of financial statements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and such differences may have a material impact on the Company’s consolidated financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to goodwill impairment, fair-value of contingent earnout liability, useful lives of intangible assets, deferred taxes and share-based payments. The Company bases its estimates on historical experience, known trends and events and various other factors that the Company believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company evaluates its estimates and assumptions on an ongoing basis. The Company’s actual results may differ from these estimates under different assumptions or conditions.

c.	Functional currency

The U.S. dollar is the currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted. A substantial portion of the revenue and operational costs are denominated in U.S. dollars. Accordingly, the functional currency of the Company is the U.S. dollar (“primary currency”). Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in foreign currencies are translated into the primary currency using historical and current exchange rates for nonmonetary and monetary balances, respectively. For foreign transactions and other items reflected in the statements of operations, the following exchange rates are used: (1) for transactions – exchange rates at transaction dates or average rates and (2) for other items (derived from nonmonetary balance sheet items such as depreciation) – historical exchange rates. The resulting transaction gains or losses are recorded as financial income or expenses.

d.	Business Combinations

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

Accounts receivable are presented net of the allowance for expected credit loss and consists of short term receivables that arise in the normal course of business. The Company performs ongoing credit evaluations of its customers’ financial condition and typically requires no collateral from its customers.

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

Changes in the allowance for credit losses are recognized in general and administrative expenses. Accounts receivables are written-off against the allowance for credit losses when management deems the accounts are no longer collectible.

g.	Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Years
Computers and electronic equipment	3-7
Office furniture and lab equipment	5-17
Vehicles	7
Equipment and machinery	5-10
Land	N/A

Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Intangible Assets, net

Goodwill

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the business combination date over the fair values of the identifiable net assets acquired. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company allocates goodwill to its reporting units based on the reporting unit expected to benefit from the business combination.   The primary items that generate goodwill include the value of the synergies between the acquired companies and the Company and the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset. ASC 350 allows an entity to first assess qualitative factors to determine whether a quantitative goodwill impairment test is necessary. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. Otherwise, no further impairment testing is required. Examples of events or circumstances that may be indicative of impairment include but are not limited to: macroeconomic and industry conditions, overall financial performance and adverse changes in legal, regulatory, market share and other relevant entity specific events. An entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative goodwill impairment test. This would not preclude the entity from performing the qualitative assessment in any subsequent period. The quantitative assessment compares the fair value of the reporting unit to its carrying value, including goodwill.

The Company determines the fair value of its reporting units using a discounted cash flow model, which utilizes key assumptions such as projected revenues, cost of revenues and operating expenses. These assumptions are determined by the Company’s management utilizing its internal operating plan, growth rates for revenues and operating expenses and margin assumptions. An additional key assumption under this approach is the discount rate, based on the weighted average cost of capital, which is adjusted for current risk-free rates of capital, current market interest rates, and the evaluation of a risk premium relevant to the business segment.

If the Company’s assumptions relative to revenue growth rates, cost of revenues and operating expenses were to change, the Company’s fair value calculation may change, which could result in impairment. If the Company’s assumptions relative to the discount rate and the evaluation of risk premium growth rates were to change, the Company’s fair value calculation may change, which could result in impairment. The Company uses the income approach to determine the fair value of the reporting units because it considers the anticipated future financial performance of the reporting units. Accordingly, changes in the assumptions described above could have a material impact on the Company’s consolidated results of operations.

The Company’s goodwill is tested for impairment at least on an annual basis, on the last day of the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate the carrying value of a reporting unit may not be recoverable. When necessary, the Company records charges for impairments of goodwill for the amount by which the carrying amount of the respective reporting unit exceeds its fair value. However, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

The goodwill is assigned to the reporting units of the AI Solutions segment (which was recorded in the acquisition of Nanox AI) and the Radiology Services segment (which was recorded in the acquisition of USARAD). The carrying value of each reporting unit is determined by assigning the assets and liabilities, including the existing goodwill, to those reporting units.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

As of December 31, 2021, the Company did not determine that it was more likely that not that the fair value of each reporting unit was less than its carrying amount. During 2022, the Company recognized a goodwill impairment of $50,878 thousand. See note 4.

Other Intangible Assets, net

Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life. Amortization of radiologist relationships, market platform, developed technology and image big data are recorded under cost of revenues. Amortization of trade names and customer relationships are recorded under sales and marketing expenses. In addition, the remaining amortization period for the impaired asset would be reassessed and, if necessary, revised.

i.	Impairment of long-lived assets

The Company’s long-lived assets, such as property, plant and equipment and identifiable intangible assets are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators which could trigger an impairment may include, among others, any significant changes in the manner of the Company’s use of the assets or the strategy of the Company’s overall business, certain reorganization initiatives, significant negative industry or economic trends or when the Company concludes that it is more likely than not that an asset will be disposed of or sold. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. This measurement includes significant estimates and assumptions inherent in the estimate of the fair value of identifiable intangible assets such as assumptions associated with forecasting profitability, including operational margins and capital expenditures.. Newly acquired and recently impaired long-lived assets are more vulnerable to impairment as the assets are recorded at fair value and are then subsequently measured at the lower of fair value or carrying value annually or when triggering events are present. As such, immediately after acquisition or impairment, even small declines in the outlook for these assets can negatively impact our ability to recover the carrying value and can result in an impairment charge. Accordingly, changes in the assumptions described above could have a material impact on our consolidated results of operations. An impairment charge in the amount of $172 thousand and $214 thousand was recorded for the years ended December 31, 2022 and 2021, respectively, in relation to the Company’s Property, Plant and Equipment. During the year ended December 31, 2020, the Company did not record any impairment charges related to the Company’s Property, Plant and Equipment. During 2022, 2021 and 2020, the Company did not record any impairment charge related to its definite life intangible assets.

j.	Investment in Equity Securities

The Company’s investment in equity securities consists of non-marketable equity securities, which is an investment in a privately held company. The Company’s equity investment does not have a readily determinable fair value. The investment is measured as cost method investment under the measurement alternative prescribed within ASU 2016-01 “Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities” to the extent such an investment is not subject to consolidation or the equity method.  In February 2022, the Company purchased 67,000 common shares of a privately held company for an amount of $1,010 thousand.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Severance pay

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

In 2022 and 2021, all of the employees of the Company and its subsidiary in Israel are subject to Section 14 of the Severance Law. Severance pay expenses for 2022, 2021 and 2020 amounted to $1,251 thousand, $846 thousand and $212 thousand, respectively.

l.	Legal and other contingencies

Certain conditions, such as legal proceedings, may exist as of the date the consolidated financial statements are issued that may result in a loss to the Company, but that will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates with its legal advisors the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Such assessment inherently involves an exercise of judgment. Legal fees are expensed as incurred. Litigation outcomes and contingencies are unpredictable and excessive verdicts can occur. Therefore, the Company’s assessments involve complex judgments concerning future events and often rely heavily on estimates and assumptions. The Company applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. The Company reviews the adequacy of the accruals on a periodic basis and may determine to alter its reserves at any time in the future if the Company believes it would be appropriate to do so. As such accruals are based on management’s judgment as to the probability of losses and, where applicable, actuarially determined estimates, accruals may materially differ from actual verdicts, settlements or other agreements made with regards to such contingencies. If the assessment of a contingency indicates that it is probable that a material loss would be incurred and the amount of the liability can be estimated, then the Company records an accrued expense in the Company’s consolidated financial statements based on its best estimate. Loss contingencies considered to be remote by management are generally not disclosed unless material. For additional information, see note 11.

m.	Revenue Recognition

The majority of the Company’s revenues are derived from radiology service fees received from various payors based on established billing rates. Revenues are derived directly from hospitals and healthcare providers. The Company recognizes revenue in the period in which the performance obligation is satisfied. The Company records the amount of revenue that reflects the consideration that it expects to receive in exchange for those services. The Company applies the following five-step model in order to determine this amount: (i) identification of the contract with a customer; (ii) identification of the promised services in the contract and determination of whether they represent performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The teleradiology services have one performance obligation where the Company acts as principal to its customers (imaging centers, hospitals, and other healthcare providers). Revenue is recognized at a point in time when such performance obligation is satisfied, specifically when the radiologist completes the reading and the annotation of the patient’s images. At large, payments are due at satisfaction of the Company’s performance obligation and after the Company issues an invoice. The Company’s teleradiology fees are fixed based on the type of modalities and agreed with its customers prior to rendering its services. Invoices are issued monthly for services rendered in the same month. Payments are due upon receipt of the invoice. The Company assesses collectability as part of the revenue recognition model. This assessment includes a number of factors such past due amounts, past payment history, and current economic conditions. If it is determined that collectability cannot be reasonably assured, the Company will not recognize the revenue until collectability is assured.

The Company records deferred revenue for any upfront payments received in advance of the Company’s performance obligations being satisfied. These contract liabilities consist principally of unearned radiology service fees.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Research and development expenses

Research and development expenses are charged to the statement of operations as incurred and consist primarily of personnel, materials and supplies for research and development activities.

o.	Income tax

1)	The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015-17.

2)

Taxes that would apply in the event of disposal of investments in foreign and domestic subsidiaries have not been taken into account in computing the deferred income taxes, as it is the Company’s intent and ability to hold these investments.

3)	The Company accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits under taxes on income (tax benefit).

4)	Valuation allowances are provided unless it is more likely than not that the deferred tax asset will be realized. In the determination of the appropriate valuation allowances, the Company considers future reversals of existing taxable temporary differences, the most recent projections of future business results, that may enhance the likelihood of realization of a deferred tax asset. Assessments for the realization of deferred tax assets made at a given balance sheet date are subject to change in the future, particularly if earnings of a subsidiary are significantly higher or lower than expected, or if the Company takes operational or tax positions that could impact the future taxable earnings of a subsidiary. Accordingly, changes in the assumptions described above could have a material impact on the Company’s consolidated results of operations.

p.	Share-based compensation

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

q.	Loss per share

Basic earnings per share is computed by dividing net income (loss) attributable to holders of ordinary shares of the Company by the weighted average number of ordinary shares outstanding for each reporting period.

In computing the Company’s diluted earnings per share, the denominator for diluted earnings per share is a computation of the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Potential dilutive ordinary shares result from assumed exercise of options and the assumed vesting of RSUs, using the “treasury stock” method.

The Company did not take into account any dilutive instruments, such as investor warrants, share-based payments and earn-out liabilities that will be settled in ordinary shares upon the achievement of certain milestones, for which the Company assesses their occurrence at the end of each reporting period-, since their effect is anti-dilutive.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Fair value measurement

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

The Company’s financial instruments consist mainly of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The fair value of these financial instruments approximates their carrying value.

	Balance as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (*)	-	31,841		31,841
Marketable securities	-	64,359	-	64,359

Total assets	-	96,200	-	96,200

Liabilities:
Long term loan	-	-	3,228	3,228
Contingent short term earnout liability (***)	-	-	4,250	4,250
Contingent long-term earnout liability (***)	-	-	4,089	4,089
Total liabilities	-	-	11,567	11,567

The Company classifies AFS securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value.

	Balance as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (*)	-	29,697		29,697
Marketable securities	-	89,911	-	89,911

Total assets	-	119,608	-	119,608

Liabilities:
Long term loan (**)	-	-	3,796	3,796
Contingent short term earnout liability (***)	-	-	42,471	42,471
Contingent long-term earnout liability (***)	-	-	5,814	5,814
Total liabilities	-	-	52,081	52,081

(*)	As of December 31, 2022, approximately $31,841 thousand of debt securities were classified under “Cash and Cash equivalents” in the consolidated balance sheets as such securities met all applicable classification criteria. As of December 31, 2021, approximately $29,697 thousand of debt securities were classified under “Cash and Cash equivalents” in the consolidated balance sheets as such securities met all applicable classification criteria.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

(**)	As of December 31, 2021, the fair value of the long term loan approximates its carrying value since the loan was originated in September 2021.

(***)	The income valuation approach is applied and the valuation inputs include the contingent payment arrangement terms, discount rate and probability assessments.

Contingent earnout liability:

The Company determines the fair value of the liabilities for the earn-out contingent consideration based on a probability-weighted discounted cash flow analysis with regards to probability assessments of achievement of certain milestones and discount rate. A probability of success factor ranging from 0% to 100% was used in the calculation of the probability of the achievement of each milestone. This fair value measurement is based on significant unobservable inputs and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration liabilities is based on several factors, such as: the cash flows projected from operations; the probability of success of achievement of regulatory clearances, CPT codes, and other industry certification, development of applications and systems deployment and several other milestone events; and the time and resources needed to complete each milestone and the risk adjusted discount rate for fair value measurement. The weighted average discount rate ranged from 4.696% to 22.50%. The contingent short and long term earnout liability consideration is evaluated quarterly. Changes in the fair value of contingent consideration liabilities are recorded in the consolidated statements of operations. Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes in the contingent short and long term earnout liabilities.

The following table summarizes the activity for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	December 31, 2022	December 31, 2021
	(U.S. $ in thousands)
Fair value at the beginning of the year	$48,285	$-
Initial recognition of earnout liabilities -	-	48,285
Change in fair value of earn out liabilities obligation -	(20,376)	-
Issuance of ordinary shares due to achievement of milestones and settlement of contingent consideration	(19,570)	-
Fair value at the end of the year	$8,339	$48,285

The Quantitative Information about Level 3 Fair Value Measurements of the Company’s short-term and long-term contingent consideration liabilities designated as Level 3 are as follows:

	Fair Value at December 31, 2021	Valuation Technique	Significant Unobservable Input

Contingent short term earnout liability — (Nanox AI, MDW Inc. and USARAD Holding Inc.)	$42,471	Discounted cash flow	contingent payment arrangement terms, and probability of achievement

Contingent long term earnout liability — (Nanox AI, MDW Inc. and USARAD Holding Inc.)	$5,814	Discounted cash flow	contingent payment arrangement terms, and probability of achievement

	Fair Value at December 31, 2022	Valuation Technique	Significant Unobservable Input

Contingent short term earnout liability — (MDW Inc. and USARAD Holding Inc.)	$4,250	Discounted cash flow	contingent payment arrangement terms, and probability of achievement

Contingent long term earnout liability — (USARAD Holding Inc.)	$4,089	Discounted cash flow	contingent payment arrangement terms, and probability of achievement

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

s.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, marketable securities and accounts receivable.

The Company’s cash and cash equivalents and restricted cash are invested with major banks in Israel, the United States, Korea and Japan. Generally, these investments may be redeemed upon demand and the Company believes that the financial institutions that hold the Company’s cash balances are financially sound and, accordingly, bear minimal risk.

t.	Leases

The Company accounts for leases in accordance with ASC 842. The Company determines if an arrangement is a lease at inception. Balances related to operating leases are included in operating lease right-of-use (“ROU”) assets, current maturities of operating leases liabilities and Non-current operating leases liabilities in the consolidated balance sheets.

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Segment reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the three identified reportable segments. The Company’s business includes three operating segments based on the services that the Company provides. The three segments are composed of the Nanox.ARC segment, the AI solutions segment and the Radiology services segment.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 3 – BUSINESS COMBINATION AND OTHER TRANSACTION

a.	The acquisition of Nanox AI Ltd. (formerly Zebra Medical Vision Ltd.).

On November 4, 2021 (“the merger date”), the Company completed the merger (“the Nanox AI transaction”) pursuant to the terms of the Agreement and Plan of Merger, dated August 9, 2021 (with certain amendments, the “Agreement”), among the Company, Zebra Medical Vision Ltd. (“Zebra” or “Nanox AI”) and Perryllion Ltd., as representative of Zebra’s equity holders. At November 4, 2021, the Company issued 3,249,142 ordinary shares of the Company and committed to issue 70,211 employee options and restricted stock units to the equity holders of Zebra with an estimated fair value at the closing date of $88,510 thousand, representing $26.57 per share in consideration for the fully outstanding shares on a fully diluted basis of Zebra. $315 thousand was allocated to the purchase consideration and $970 thousand was allocated to future services and continued employment and shall be expensed over remaining service periods of up to 4 years.

The Nanox AI transaction was accounted in accordance with ASC 805, “Business Combinations”, using the acquisition method of accounting with the Company as the acquirer. The fair value of ordinary shares issued by the Company was determined using the Company’s closing trading price on the merger date. The consideration represented (a) the basic purchase price minus; (b) certain transaction costs; plus (c) additional consideration as a result of Zebra entering into a designated commercial agreement prior to closing; plus (d) additional contingent consideration as a result of Zebra achieving a designated milestone of obtaining a new FDA clearance for its population health product and additional consideration as a result of Zebra achieving designated milestones as further described below. In addition, since Zebra entered into two additional designated commercial agreements within 6 months of the agreement execution date (August 9, 2021), the Company paid a contingent closing consideration in the amount of $3,333 thousand in shares for each agreement. The contingent closing consideration was paid in the Company’s shares in the amount of the relevant installment payment divided by the average closing price of the 30 trading days ending on the applicable agreement signing date. Further, if Zebra achieves the agreed milestones related to obtaining certain FDA clearances and security certifications, completing certain technology integration, or achieving certain revenue and employee retention targets over the next three years, the Company will pay additional consideration in the amount of up to $77,700 thousand. Each of these milestone installments would be paid in the Company’s shares in the amount of the relevant installment payment divided by the average closing price of the 30 trading days ending on the applicable milestone’s achievement date. Zebra changed its name to Nanox AI ltd. and Zebra Medical Vision Inc. (a fully owned subsidiary of Zebra, which is incorporated under the laws of the State of Delaware) changed its name to Nanox AI Inc.

The allocation of the purchase price to net assets acquired and liability assumed for the acquisition of Zebra resulted in the recognition of intangible assets related to technology of $27,316 thousand and Image Big Data of $52,500 thousand, both of which will be amortized over a remaining useful life period of 10 years. In order to estimate the fair value of Zebra’s Image Big Data, the Company used the cost approach method using the discounted weighted average cost of one image for $1.75 per one patient record multiplied by approximately 30 million patient records that the Company purchased (patient records represents over 10 years of patient history, multi modalities, heterogeneous data of ethnicity and age) as of the acquisition date. This estimate is based on the experience and knowledge of management from its own experience in its data monetization projects and after taking into consideration the legal aspects of the non-transferable data. Therefore, the total fair value of the Image Big Data was assumed to be $52,500 thousand at the acquisition date.

The company can generate income immediately from this asset. In order to estimate the fair value of Zebra’s technology, the Company used the discounted cash flow method, whereas the fair value of the tax amortization benefit was $3.0 million and the fair value of the intangible asset related to technology before tax amortization benefit was $24.3 million. The tax amortization benefit was calculated based on the applicable tax rate of 23.02% and economic life of 10 years. The discount rate for Zebra’s technology was estimated at 18% reflecting a 1% discount on the company’s WACC. Therefore, the fair value of Zebra’s intangible asset related to technology was estimated at $27.3 million at the date of the acquisition.

The Company considered the criteria in ASC 350-30-35 and determined the estimated useful life of the technology to be 10 years as of Zebra’s acquisition, based on management’s estimate of how long the know-how will be in place before being subject to a transition into a new generation of technologies. The Company also examined its estimation compared to other companies operating in the field of healthcare technologies that the Company considers as market leaders. Compared to such comparable companies, the Company’s estimation falls into the middle of the useful life’s range. The Company believes that both intangible assets have a useful life of 10 years, and that therefore is the appropriate amortization period since the usage of the Image Big Data asset is linked directly to the Company’s acquired technology and is used to improve the technology’s capabilities. Additionally, the Company is not aware of any legal, regulatory, contractual provisions or other factors that would impact its estimate of the useful life of the technology and the Image Big Data.

On January 19, 2022, the Company issued 89,286 shares to the former shareholders of Zebra due to partial achievement of a milestone that occurred post-closing.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 3 – BUSINESS COMBINATION AND OTHER TRANSACTION (continued):

On December 29, 2022, the Company entered into a settlement with respect to any additional amount that could be granted under the Agreement, according to which the Company issued Zebra’s former shareholders an additional 2,648,424 ordinary shares (representing additional consideration of approximately $18,617 thousand). As a result of the settlement, both parties’ performance obligations under the Agreement have been satisfied in full. Therefore, no further revaluations are required due to this settlement.

The following table summarizes the fair value of the consideration transferred to Zebra shareholders in 2021 for the Zebra transaction:

U.S.$ in thousand
Cash payments	$-
Issuance of ordinary shares, options and RSUs	88,510
Contingent short term earnout liability	38,129
Contingent long term earnout liability	2,660
Total consideration	$129,299

In accordance with ASC 805, the estimated contingent consideration as of the Zebra transaction date was included in the purchase price. As of the acquisition date, the total contingent payments could reach to a maximum aggregate amount of up to $77,700 thousand, all shall be settled through the issuance of ordinary shares. The Company determined the fair value of the liabilities for the contingent consideration based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration is based on several factors, such as: the cash flows projected from the success of achievements of several achievement and payment of milestone events; the time and resources needed to achieve those milestones and the risk adjusted discount rate for fair value measurement. A probability of success factor was used in the fair value calculation to reflect inherent regulatory and commercial risk of the contingent payments. The weighted average discount rate, applied on the relative fair value of the contingent consideration liabilities, was 19%.

The allocation of the purchase price to assets acquired and liabilities assumed in 2021, is as follows:

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 3 – BUSINESS COMBINATION AND OTHER TRANSACTION (continued):

The allocation of the purchase price to net assets acquired and liability assumed resulted in the recognition of goodwill of $51,243 thousand, which is primarily attributed to the expected synergies from combining the operations of Zebra’s AI solutions with the Company’s tomographic imaging systems. As such, this goodwill will be assigned to the operational segment of AI solutions. The amount of the acquisition-related costs was approximately $310 thousand which was recognized as an expense in the general and administration expenses.

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

The unaudited pro forma results include adjustments primarily related to amortization of the acquired intangible assets and share-based compensation associated with option grants as referenced above, as of January 1,2020. The unaudited pro forma results do not reflect any cost-saving synergies from operating efficiencies, or the effect of the incremental costs incurred from integrating Nanox AI. Accordingly, these unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition of Nanox AI had occurred at the beginning of 2020.

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
	US$ in thousand
Revenue	$2,363	$1,550
Net loss	$(87,045)	$(69,875)

During 2022, the Company tested for goodwill impairment by quantitatively comparing the fair values of the AI solution segment reporting unit to it carrying amount. Based on the Company’s analysis, the Company determined that the carrying value of the AI solution segment reporting unit exceeded its fair value and therefore the Company recorded a non-tax-deductible goodwill impairment charge totaling $50,878 thousand, which was included within the consolidated statement of operations for the year ended December 31, 2022 (refer to Note 4).

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 3 – BUSINESS COMBINATION AND OTHER TRANSACTION (continued):

b.	The acquisition of USARAD Holding Inc. (the “USARAD transaction”)

On November 2, 2021 (the “USARAD closing date”), the Company completed the acquisition of 100% of the shares of USARAD Holdings, Inc., a Delaware corporation (“USARAD”), pursuant to the terms of the Stock Purchase Agreement, dated October 25, 2021, among the Company, USARAD, Dr. Michael Yuz, other holders of capital stock of USARAD, and holders of USARAD options. At the USARAD closing date, Nanox U.S. purchased 100% of the shares of USARAD on a fully diluted basis for $7,147 thousand in cash and 496,545 of the Company’s ordinary shares with fair value of $11,500 thousand. The number of ordinary shares issued by the Company was determined using the average closing trading price during the 30 trading days preceding to the closing date. The total consideration was approximately $18,647 thousand. In addition, upon the successful achievement of certain milestones related to profitability, EBITDA and other operational performance-based earnouts over 2 years from the date of acquisition, the Company will pay additional cash consideration in the amount of up to $2,000 thousand and stock consideration in the amount of up to $6,500 thousand at a per share value determined by the average of (i) the volume weighted average closing share price of the 30 trading days prior to the relevant milestone completion, and (ii) the volume weighted average closing share price of the 30 trading days ending on August 6, 2021. Revenue in the amount of $1,034 and net loss in the amount of $358 thousand of the acquiree included in the Company’s consolidated statements of operations for the year ended at December 31, 2021.

The USARAD transaction was accounted in accordance with ASC 805, “Business Combinations”, using the acquisition method of accounting with the Company as the acquirer. The following table summarizes the fair value of the consideration transferred to USARAD shareholders in 2021 for the USARAD transaction:

U.S. $ in thousands
Cash payments	$7,147
Issuance of ordinary shares	11,500
Contingent consideration at estimated fair value	6,405
Total consideration	$25,052

In accordance with ASC 805, the estimated contingent consideration as of the USARAD transaction date was included in the purchase price. The total contingent payments could reach to a maximum aggregate amount of up to $8,500 thousand. Approximately 23.52% of the payments shall be settled in cash, and 76.47% shall be settled through the issuance of ordinary shares. The estimated fair value of the contingent consideration is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of contingent consideration will be recorded in operating expenses. Additional payment of $144 thousand was paid to USARAD’s shareholders during 2022 since an approval of the PPP loan by the Federal Government occurred and pursuant to the terms of the Stock Purchase Agreement.

The allocation of the purchase price to assets acquired and liabilities assumed in 2021, is as follows:

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

(U.S. dollars in thousands, except share and per share data)

NOTE 3 – BUSINESS COMBINATION AND OTHER TRANSACTION (continued):

The allocation of the purchase price to net assets acquired and liability assumed resulted in the recognition of intangible asset related to retained radiologists of $17,770 thousand, customers’ relationship of $1,322 thousand, trademark of $2,095 thousand and goodwill of $7,055 thousand, which is primarily attributed to the expected synergies from combining the operations of teleradiology services with the Company’s tomographic imaging systems. As such, goodwill will be assigned to the operational segment of radiology services. The intangible asset related to retained radiologists has a useful-life of 11.17 years, the intangible asset related to customers’ relationship has a useful-life of 6.17 years and the intangible asset related to the trademark has a useful-life of 12.17 years.  This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration is based on several factors, such as: the cash flows projected from the success of achievements of several achievement and payment of milestone events; the time and resources needed to achieve those milestones and the risk adjusted discount rate for fair value measurement. A probability of success factor was used in the fair value calculation to reflect inherent regulatory and commercial risk of the contingent payments. The weighted average discount rate, calculated based on the relative fair value of the contingent consideration liabilities, was 21.9%. The contingent consideration is evaluated quarterly, or more frequently, if circumstances dictate. Changes in the fair value of contingent consideration are recorded in consolidated statements of income. Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes to the contingent consideration liabilities. The amount of the acquisition-related costs was approximately $198 thousand which was recognized as an expense in the general and administration expenses.

Pro forma results of operations related to the USARAD acquisition have not been prepared because they are not material to the Company’s consolidated financial statements.

c.	The Assets acquisition of MDWEB LLC.

On November 3, 2021, the Company completed the acquisition of the market platform and other assets of MDWEB, LLC (“MDWEB”), pursuant to the terms of the Asset Purchase Agreement, dated October 21, 2021, between the Company and MDWEB. At the same date, the Company issued 64,715 of its ordinary shares to MDWEB with an estimated fair value of $1,500 thousand. In addition, upon the successful achievement of certain milestones related to technical integration of MDW platform with the Nanox.CLOUD and achieving certain other operational targets, the Company will pay additional stock consideration in the amount of up to $1,500 thousand at a per share value determined by the average closing price of the 30 trading days ending on the applicable milestone’s achievement date. In addition, upon the successful achievement of certain milestones and other operational performance-based earnouts over 2 years, the Company will pay stock consideration in the amount of up to $1,500 thousand at a per share value determined by the average closing price of; (i) closing price of the 30 trading days ending on the applicable milestone’s achievement date: and (ii) the volume weighted average closing share price of the 30 trading days prior to the closing date. The Company will amortize the intangible assets on a straight-line basis over their expected useful life of 4 years. Refer to note 2h.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 4 — GOODWILL & INTANGIBLE ASSETS, NET:

Goodwill

The following table presents the changes in the carrying amount of goodwill during the periods ended December 31, 2022 and 2021 (U.S. dollars in thousands):

Segment of Operation	Radiology Services	AI Solutions	Total
Balance as of December 31, 2020	$-	$-	$-
Goodwill from acquisition of USARAD	$7,055	$-	$7,055
Goodwill from acquisition of Nanox AI	$-	$51,243	$51,243
Balance as of December 31, 2021	$7,055	$51,243	$58,298
Impairment of the Goodwill related to the acquisition of Nanox AI	$-	$(50,878)	$(50,878)
Balance as of December 31, 2022	$7,055	$365	$7,420

The goodwill balance related to the acquisitions of Nanox AI and USARAD is not deductible for tax purposes.

Goodwill impairment assessments for the year ended December 31, 2022

AI solutions reporting unit

During the second quarter of 2022, in light of triggering events arising from the increase of the discount rate and changes in the Company’s estimates as a result of business specific considerations, the Company performed a quantitative interim assessment for goodwill impairment for the Company’s AI solutions reporting unit. The amount of goodwill assigned to the AI solutions reporting unit on the interim testing date, which had not changed from the amount assigned to such unit on the acquisition date, was $51,243 thousand. When evaluating the fair value of the AI solutions reporting unit under the income approach, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.0% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 22.0% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the AI solutions reporting unit’s operations and the uncertainty inherent in the Company’s internally developed forecasts. Specifically, as part of the Company’s interim impairment test, in making the assumptions mentioned in clauses (a) and (b) above, the Company considered (1) the efforts and time required for the AI solutions reporting unit to achieve financial stability, (2) its estimate that it would take approximately one year for such unit to generate any material revenue and two years to achieve profitability; and (3) its estimate that it would take longer than we originally expected for such unit to generate material revenues, gross profit, and positive operating cash flows, especially from its population health applications. As a result of the impairment assessment, the Company concluded that the fair value of the AI solutions reporting unit decreased below its carrying value by 11.61%, and therefore the Company recorded a goodwill impairment charge of $14,338 thousand in the second quarter of 2022. As a result, the remaining amount of goodwill assigned to the AI solutions reporting unit at June 30, 2022 was $36,905 thousand.

During the fourth quarter of 2022, the Company performed a qualitative and quantitative annual assessment for goodwill impairment. Based on its qualitative analysis, which considered the AI solutions reporting unit results, projections and additional business and industry specific considerations, the Company performed a further revision of the estimates of the fair value of the AI solutions reporting unit. As part of this analysis, the Company also considered the potential impacts of the sensitivity of estimates and assumptions. When evaluating the fair value of the AI solutions reporting unit under the income approach, the Company used the same discounted cash flow model discussed above; however, in clause (c) the resulting cash flow amounts were discounted using a discount rate of 22.50%. As a result of the impairment assessment, the Company concluded that the fair value of the AI solutions reporting unit decreased below its carrying value by 34.44%, and therefore we recorded an additional goodwill impairment charge of $36,540 thousand in the fourth quarter of 2022. As a result, the amount of goodwill assigned to the AI solutions reporting unit on December 31, 2022, was $365 thousand.

When evaluating the fair value of the AI solutions reporting unit under the discounted cash flow approach, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs of sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting unit; and (c) a discount rate which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the AI solutions reporting unit’s operations and the uncertainty inherent in the Company’s internally developed forecasts.

Actual results may differ from those assumed in the Company’s valuation method. It is reasonably possible that the Company’s assumptions described above could change in future periods. If any of these were to vary materially from the Company’s plans, the Company may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the terminal growth rate of 0.5% or an increase of 0.5% to the discount rate would have reduced the fair value of AI Solutions reporting unit by approximately $1.0 million and $2.9 million, respectively.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 4 — GOODWILL & INTANGIBLE ASSETS, NET: (continued)

Radiology services reporting unit

During the fourth quarter of 2022, the Company performed its annual impairment test for goodwill impairment. The Company performed a quantitative assessment for goodwill impairment for the Company’s radiology services reporting unit and concluded that the fair value of the radiology services reporting unit exceeded its carrying amount by approximately 5.3%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $7,055 thousand. When evaluating the fair value of the radiology services reporting unit under the income approach, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs of sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate of 3% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 27.5% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the radiology services reporting unit’s operations and the uncertainty inherent in the Company’s internally developed forecasts.

Actual results may differ from those assumed in the Company’s valuation method. It is reasonably possible that the Company’s assumptions described above could change in future periods. If any of these were to vary materially from the Company’s plans, the Company may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the growth rate of 0.5% or an increase of 0.5% to the discount rate would reduce the fair value of the radiology services reporting unit by approximately $0.3 million and $0.6 million, respectively.

As of December 31, 2022, the percentage by which the estimated fair value of the Company’s reporting units exceeded the carrying value was as the following:

	Goodwill from acquisition of Nanox AI Unit #1	Goodwill from acquisition of USARAD Unit #2
Goodwill Assigned (in millions)	$365	$7,055
Fair Value/Carrying Amount	100.00%	105.3%

Goodwill impairment assessment for the year ended December 31, 2021

As of December 31, 2021, the Company evaluated that there was no notable change in qualitative factors due to the short period of time that had lapsed from the acquisition date through December 31, 2021. Therefore, the Company did not determine that it was more likely than not that the fair value of each reporting unit was less than its carrying amount. As such, the Company concluded that no further impairment testing was required for either reporting unit as of December 31, 2021.

Intangible assets

Identifiable intangible assets consisted of the following:

			Accumulated
	Gross carrying amount		amortization		Net carrying amount
			December 31,
	2022	2021	2022	2021	2022	2021
			(U.S. $ in millions)

Developed technology	27,316	$27,316	$3,187	$455	$24,129	$26,861
Image big data	52,500	52,500	6,125	875	46,375	51,625
Market platform	2,591	2,591	756	108	1,835	2,483
Radiologist relationships	17,770	17,770	1,856	265	15,914	17,505
Trade name	2,095	2,095	201	29	1,894	2,066
Customer relationships	1,322	1,322	250	36	1,072	1,286
	$103,594	$103,594	$12,375	$1,768	$91,219	$101,826

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 4 — GOODWILL & INTANGIBLE ASSETS, NET: (continued)

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed periodically for impairment. Amortization expenses were $10,607 thousand and $1,768 thousand and $0 for the years ended December 31, 2022 2021 and 2020, respectively.

Amortization of intangible assets for each of the next five years and thereafter is expected to be as follows (U.S. dollars in thousands):

Year ended December 31,
2023	$10,607
2024	10,607
2025	10,498
2026	9,959
2027 and thereafter	49,548
Total	$91,219

NOTE 5 - PROPERTY AND EQUIPMENT, NET:

Composition of property and equipment grouped by major classifications is as follows:

	December 31,
	2022	2021
	(U.S. Dollars in thousands)

Office furniture and lab equipment	721	648
Computers and electronic equipment	1,304	1,109
Equipment and machinery	4,326	2,766
Leasehold improvement	647	544
Vehicles	156	132
Land – See b below	6,314	6,314
Production line– See b below	31,740	26,790
	45,208	38,303
Less: accumulated depreciation	(1,663)	(868)
Total property and equipment, net	43,545	37,435

a.	Total depreciation in respect of property and equipment were approximately $905 thousand, $524 thousand and $208 thousand for the years ended December 31, 2022, 2021 and 2020, respectively. An impairment charge in the amount of $172 thousand and $214 thousand was recorded for the years ended December 31, 2022 and 2021, respectively in relation to the Company’s Property, Plant and Equipment.

b.	In December 2020, Nanox Korea purchased land for approximately $6,314 thousand upon which it built a fabrication facility. In 2021, Nanox Korea completed the construction of the permanent fabrication plant.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 6 - CASH, CASH EQUIVALENTS AND RESTRICTED CASH:

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported on the consolidated balance sheet that sum to the same total amount as shown in the consolidated statement of cash flows.

	December 31,
	2022	2021
	(U.S. Dollars in thousands)
Cash and cash equivalents	38,463	66,645
Restricted bank deposit (1)	66	127
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	38,529	66,772

(1)	As of December 31, 2022 and 2021, the Company’s restricted cash consisted of a bank deposit that was denominated in New Israeli Shekel. Restricted deposit is presented at cost including accrued interest. This bank deposit is used as security for credit card use and collateralizing the Company’s lease contracts.

NOTE 7 - LEASES:

As of December 31, 2022, the Company has several operating building and car lease agreements:

The Company’s principal executive offices are located in a leased facility in Neve Ilan, Israel. The Company leases approximately 550 square meters (approximately 5,920 square feet) of office space and warehouses. The original lease expired in December 2021, and the Company exercised the option to extend its lease for an additional 24 months until December 31, 2023. The Company leases approximately 620 square meters (approximately 6,670 square feet) of office space in Neve Ilan, Israel, that is used for offices and technical development. The lease expires in June 2023. In November 2020, the Company leased an additional approximately 370 square meters (approximately 3,980 square feet) of office space in Neve-Ilan, Israel. This lease also expires in June 2023. In March 2022, the Company signed a new agreement to lease 105 square meters (approximately 1,130 square feet) of office space in Neve-Ilan, Israel until February 2025. The monthly rent payment for all the lease premises in Neve-Ilan, Israel is approximately $42 thousand.

The Company leases vehicles to some of its employees. The lease agreement is effective through July 2025 and the monthly payment for this agreement is approximately $9 thousand.

Nanox Korea leases 3 vehicles to some employees. These lease agreements are effective through February 2024 and the monthly payment for these agreements is approximately $4 thousand. Nanox Korea leases an apartment for its employees. The lease agreement is effective through November 2024 and the monthly payment for this agreement is approximately $1 thousand.

In 2021, Nanox Korea leased approximately 390 square meters of space for a temporary fabrication facility and approximately 200 square meters of space for a research and development center in Korea. During 2021 this lease ended due to the transfer of the temporary fabrication facility to the Company’s permanent fabrication facility in Yongin, Geonggi province.

Nanox AI leases its offices in Israel under an operating lease agreement which expires in November 2024. Nanox AI has an option to extend the period for an additional 24 months through November 2026.  Nanox AI concluded that it is not reasonably certain that it will exercise the renewal option. Accordingly, such renewal option was not included in determining the lease term. The monthly rent payment for this agreement is approximately $19 thousand.

Nanox Imaging Inc. leases its offices in the U.S. under operating lease agreement which expires on December 31, 2024. The monthly rent payment for this agreement is approximately $6 thousand.

The total monthly rent payment is approximately $81 thousand.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 7 - LEASES (continued):

The table below presents the effects on the amounts relating to the Company’s total lease costs:

	Year ended December 31,	Year ended December 31,
	2022	2021
	(U.S. Dollars in thousands)	(U.S. Dollars In thousands)
Operating lease cost:
Fixed payments	937	653
Short-term lease cost	72	48
Total operating lease cost	1,009	701

The table below presents supplemental cash flow information related to operating leases:

	Year ended December 31,	Year ended December 31,
	2022	2021
	(U.S. Dollars in thousands)	(U.S. Dollars in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	1,231	507

Right-of-use assets obtained in exchange for lease obligations (non-cash):
Operating leases	320	194

The table below presents supplemental balance sheet information related to operating leases:

	December 31,	December 31,
	2022	2021
	(U.S. Dollars in thousands)	(U.S. Dollars in thousands)
Operating leases:
Operating lease right-of-use assets	1,157	1,725

Current maturities of operating leases	740	881
Non-current operating leases	398	950
Total operating lease liabilities	1,138	1,831

	December 31,	December 31,
	2022	2021
Weighted average remaining lease term
Operating leases	1.52	2.14

Weighted average discount rate
Operating leases	5.84%	5.70%

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 7 - LEASES (continued):

The table below presents maturities of operating lease liabilities:

December 31,
2022
(U.S. Dollars in thousands)

2023	785
2024	391
2025	18
2026 and thereafter	-
Total operating lease payments	1,194
Less: imputed interest	56
Present value of lease liabilities	1,138

NOTE 8 – DEFERRED REVENUE

The following table represents the changes in deferred revenue for the year ended December 31, 2022 and December 31, 2021:

Deferred Revenue (U.S. Dollars in thousands)
Balance at December 31, 2020	$-
Increase due to the business combinations	483
Additions	467
Revenue recognized in the reported period	(288)
Balance at December 31, 2021 (*)	$662
Additions	102
Revenue recognized in the reported period -	(184)
Balance at December 31, 2022 (**)	$580

*	Includes $415 thousand under long term deferred revenue in the Company’s consolidated balance sheets as of December 31, 2021.

**	Includes $398 thousand under long term deferred revenue in the Company’s consolidated balance sheets as of December 31, 2022.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 9 - RELATED PARTIES:

Related party balances at December 31, 2022 and December 31, 2021 consisted of the following:

	December 31, 2022	December 31, 2021
	(U.S. Dollars in thousands)
(a) Due from Illumigyn	$48	$3
(b) Due from Wellsense Technologies Ltd.	10	11
(c) Due from Six-Eye Interactive	21	1
(d) Due from Six AI ltd.	8	3
( e) Due from Musashi	2	-
Total from related parties	$89	$18

b.	Related parties transactions:

	Year ended December 31,
	2022	2021	2020
	(U.S. Dollars in thousands)
Research and development – see c below	-	80	355
General and administrative – see d and e below	(218)	(191)	(222)

c.	Six AI Ltd Service agreement

On April 16, 2020, the Company entered into an agreement with SixAI Ltd. (hereinafter,-“SixAI”) a company controlled by Ran Poliakine, the Company’s former Chief Executive Officer and a chairman of the Company’s board of directors for certain software development and mechanical engineering services. The service agreement was effective as of March 1, 2020 and has been extended by mutual agreement of the parties several times, until terminated at December 31, 2021. During the years ended December 31, 2022, 2021 and 2020, the Company recorded an expense of $0, $80 thousand, and $355 thousand, respectively. Mr. Poliakine currently serves as a member of the board of directors of SixAI and Mr. Poliakine is a significant shareholder of SixAI.

d.	Illumigyn Ltd.

Illumigyn Ltd (hereinafter, – “Illumigyn”) is a company in which Ran Poliakine, the Company’s former Chief Executive Officer and a member of the Company’s board of directors, is a significant shareholder. Ms. Noga Kainan, a member of the Company’s board of directors serves as a member of the board of directors of Illumigyn, and Anat Kaphan, the Company’s former Chief Innovation Officer currently who serves as a member of the advisory board of the Company, also serves as a consultant to Illumigyn. Since November 1, 2019, Illumigyn sub-leased in transaction approximately 1,800 square feet of private office space, including access to shared public spaces, from the office spaces which the Company leases in Neve Ilan, Israel. Illumigyn pays approximately $12 thousand per month. During the years ended December 31, 2022, 2021 and 2020, the Company received approximately $171 thousand, $125 thousand and $163 thousand, respectively, in relation to the sub lease.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 9 - RELATED PARTY LIABILITY (continued):

e.	Wellsense Technologies Ltd.

Wellsense Technologies Ltd.(hereinafter, “Wellsense”) is a company in which Ran Poliakine, the Company’s former Chief Executive Officer and a member of the Company’s board of directors, is a shareholder. Since February 2020, Wellsense has sub-leased private office space, including access to shared public spaces, from the Company in Neve Ilan, Israel. Wellsense pays approximately $7.0 thousand per month. During the years ended December 31, 2022, 2021 and 2020, the Company received $47 thousand, $66 thousand and $59 thousand, respectively, in relation to the sub lease.

f.	Employment Agreements

The Company has entered into an employment agreement with Ran Poliakine, the Company’s founder, Chairman of the Board of Directors, and former Chief Executive Officer. Pursuant to the agreement, if the Company terminates Ran Poliakine’s employment and waives his obligation to perform services during the notice period of 180 days, Ran Poliakine will be entitled to receive payments of his base salary and social benefits in lieu of notice for the waived period, up to the full notice period for an immediate termination. The agreement provides Ran Poliakine with a gross monthly base salary equal to $40 thousand which was increased to $60 thousand upon the consummation of the Company’s initial public offering. Ran Poliakine served as the Company’s Chief Executive Officer through December 31, 2021.

On September 27, 2021, the Company and Erez Meltzer entered into an employment agreement, pursuant to which Mr. Meltzer agreed to serve as the Company’s new Chief Executive Officer (the “Meltzer Employment Agreement”). The Meltzer Employment Agreement commenced and became effective as of January 1, 2022 and shall continue for an indefinite period until it is terminated by either party. Pursuant to the terms of the Meltzer Employment Agreement, Mr. Meltzer will receive an annual base salary of nine hundred ($900) thousand dollars per year, and will be eligible for an annual incentive payment of up to one hundred percent (100%) of his base salary, which of them $450 thousand were guaranteed for the 2022 fiscal year if his employment is continued through the entire fiscal year, and were withdrawn during 2022 as an advance payment on account of the 2022 annual bonus, subject to full recourse (clawback) if the bonus is not earned; Accordingly, in 2022, Mr. Meltzer was paid seven hundred ($700) thousand dollars on the account of his 2022 annual bonus, subject to resource (clawback) as described above. Mr. Meltzer will be entitled to customary social benefits under Israeli law and practice pursuant to which the Company shall insure the CEO with a manager’s insurance policy or a pension fund, or a combination of both (whereby each will apply partially), all according to his election;  Mr. Meltzer will be granted options to purchase 300,000 Ordinary Shares (the “Options”) which will vested equally over a period of 48 months as long as Mr. Meltzer will be employed by the Company. The Options shall be subject to the Company’s 2019 Equity Incentive plan and, to the extent possible, be granted pursuant to Section 102 of the Israeli Income Tax Ordinance, 5721-1961. The exercise price of the Options shall be $23.84 per share, a share price equals to the 30-day average of the Company’s share price on NASDAQ, prior to the date of approval of the CEO’s employment agreement by the Board on September 27, 2021. Such amount may be paid by the CEO by way of a cashless exercise mechanism. The agreement calls for a 6 months’ mutual notice of termination and 270 days if the Company provides notice during the first year of employment (except for “Cause” as defined in the employment agreement, in which case no prior notice will be required).

g.	Service Agreement

In February 2021, the shareholders of the Company approved the entry into an agreement with Floyd Katske, effective as of October 1, 2020, whereby Floyd Katske will assist the Chief Executive Officer and the Company with various tasks given his medical knowledge, expertise and experience, as may be requested from time-to-time by the Company’s Chief Executive Officer. These tasks were in addition and unrelated to his role as a member of the board of directors of the Company. Floyd Katske was paid with respect to such services $200 per hour, against an invoice. The services were limited to 100 hours in any calendar month, according to hours approved by the Chairman. In addition, Floyd Katske was paid cash compensation consisting of RSUs granted in each calendar quarter, in the amount calculated by dividing (i) two times the cash compensation paid during such quarter as aforesaid by (ii) the fair market value of the Company’s ordinary shares on the last trading day of such quarter. All tax consequences were borne by Floyd Katske. During the year ended December 31, 2022, the agreement was terminated and the Company recorded an expense of $47 thousand in research and development expenses with regards to the services provided by Floyd Katske.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 10 – LONG TERM LOAN

During September 2021, Nanox Korea entered into a 3 year Loan agreement with a Korean Bank, according to which the Bank granted the Company a loan in the amount of $3.8 million. The loan bears an annual interest at a rate of 3 months KORIBOR and 1.149%, whereas interest payments are due on a monthly basis and the principal is due at the end of the loan term. The bank received a floating charge on the Nanox Korea’s assets.

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

In September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al, Case No. 1:20-cv-04355, alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. On December 7, 2020, proposed lead plaintiffs submissions were fully briefed and remain outstanding. On August 10, 2022, Magistrate Judge Marcia M. Henry issued a Report and Recommendation, recommending that the Court approve Derson O. Jolteus and Edward Ko as lead plaintiffs, and on August 30, 2022, Judge William Kuntz adopted the Report and Recommendation. On June 24, 2022, the Company moved to consolidate this action with the action captioned McLaughlin v. Nano-X Imaging Ltd. et al, Case No: 1:21-cv-05517, discussed further below. The Company’s motion to consolidate remains outstanding. On October 31, 2022, Lead Plaintiffs filed an amended complaint, which alleges that defendants violated the federal securities laws in connection with certain disclosures regarding the Company’s FDA submission and customer contracts. Lead Plaintiffs seek to represent a class of investors who purchased the Company’s publicly traded securities between August 21, 2020 and September 15, 2020. On February 3, 2023, the Company moved to stay this action in favor of the McLaughlin action, or, in the alternative, until the Company’s pending motion to consolidate was decided. The Company has not yet responded to the amended complaint.

On October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al, Case No. 1:21-cv-05517. The plaintiff asserts claims on behalf of persons and entities that purchased or otherwise acquired the Company’s securities between June 17, 2021 and August 18, 2021, seeking unspecified damages. The plaintiff alleges that the defendants made materially false and misleading statements concerning the Company’s business, operations and compliance policies beginning on June 17, 2021, based on the Company’s U.S. Food and Drug Administration submissions. On April 12, 2022 and in the same case, the Lead Plaintiff filed an amended complaint, which alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.ARC system as well as the comparison of the Nanox.ARC to CT scanners. Lead Plaintiff seeks to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and November 17, 2021. The Company moved to dismiss the amended complaint, and briefing on that motion was completed on September 9, 2022, and it remains outstanding. As of December 31, 2022, the Company has accrued an amount of $8,000 thousand in connection with the above referenced complaints (refer to Note 16).

On October 28, 2021, a complaint was filed in the United States District Court for the Central District of California against the Company, Nanox Imaging Inc.and Nanox Gibraltar from which the Company received certain assets, as well as Mr. Ran Poliakine and certain other unidentified parties, alleging several causes of action including breach of a consulting agreement between the plaintiff and Gibraltar that was entered into in 2015. The plaintiff demanded payment of unpaid consulting fees from Gibraltar in the amount of approximately $1 million and approximately $29.5 million from the Company relating to his claimed entitlement to warrants in Nanox Gibraltar. On February 15, 2022, the Company moved to dismiss the complaint on the grounds, among others, that it was not a party to the agreement with the plaintiff, and it is not Nanox Gibraltar’s legal successor for any liabilities that Nanox Gibraltar may owe to the plaintiff. On June 4, 2022, the Court granted the motion to dismiss with leave to amend. The plaintiff did not amend the complaint, and on July 20, 2022, the Court entered judgment in the Company’s favor.

The Division of Enforcement of the U.S. Securities & Exchange Commission (the “SEC”) has notified the Company that it is conducting an investigation to determine whether there had been any violations of the federal securities laws. The Company has been providing documents and information to the SEC and has received a subpoena from the SEC requesting that the Company provide documents and other information relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale, among other things. The Company is cooperating with the SEC in responding to its requests. As of December 31, 2022, the duration and outcome of this matter cannot be predicted, and the Company is unable to estimate a loss or range of loss of this Investigation.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 12 - SHAREHOLDERS’ EQUITY:

a.	Share capital

Each holder of the Company’s ordinary shares, par value NIS 0.01 per share, is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and declared by the Company’s Board of Directors (the “Board”). Since inception, the Company has not declared any dividends.

The following table presents the number of authorized and issued and outstanding shares as of each reporting date for each class of shares:

	December 31, 2022		December 31, 2021
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
Ordinary shares	100,000,000	55,094,237	100,000,000	51,791,441
Total	100,000,000	55,094,237	100,000,000	51,791,441

On January 2, 2022, the Company issued 2,953 RSUs to its Chief Executive Officer for services rendered prior to 2022.

On January 19, 2022, the Company issued 89,286 shares to the former shareholders of Nanox AI due to partial achievement of a milestone that occurred post-closing.

On December 29, 2022, the Company entered into a settlement with respect to any additional amount that could be granted under the Agreement, according to which the Company issued Nanox AI’s former shareholders an additional 2,648,424 ordinary shares (representing additional consideration of approximately $18,617 thousand). As a result of the settlement, both parties’ performance obligations under the Agreement have been satisfied in full.

b.	Share based compensation

Share based compensation

On September 3, 2019, the Company’s board of directors resolved to adopt an equity incentive plan (the “Plan”). Based on such Plan, each option will be exercisable for one ordinary share of the Company and will become exercisable at such terms and during such periods, as the Company’s board of directors shall determine. Pursuant to the Plan (and further increase of option pool approved by the Company’s board of directors), 8,041,936 ordinary shares of NIS 0.01 par value of the Company are reserved for issuance upon the exercise of the same amount of awards to be granted to some of the Company’s employees, directors and consultants.

As of December 31, 2022, there were 1,504,472 ordinary shares reserved for the equity incentive plan. The Company’s board of directors also approved the Plan for the purpose of selecting the capital gains tax track, under Section 102 of the Israeli Income Tax Ordinance, for options granted to the Company’s Israeli employees.

As of December 31, 2022, there is an unrecognized share-based compensation expense of $17,061 thousand to be recognized over the average remaining vesting period of 2.44 years.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

Share-based compensation to non-employees

The following table summarizes share-based awards to non-employees for the period ended December 31, 2022:

	Year ended December 31, 2022
	Number of	Weighted
	share-based	average
	payment	exercise
	awards	price
Outstanding at beginning of year	2,324,243	$6.17
Changes during the year:
Granted	20,000	17.63
Exercised	(423,702)	2.08
Forfeited	(82,469)	11.86
Expired	-	-
Cancelled	-	-
Outstanding at end of year	1,838,072	8.77
Aggregate intrinsic value	7,669
Exercisable at end of year	1,582,254	11.23
Aggregate intrinsic value	7,235

The fair value of each granted award is estimated at the date of grant using the Black-Scholes option-pricing model. The assumptions used for the year ended December 31, 2022 and year ended at December 31, 2021 are as follows:

	Year ended December 31, 2022	Year ended December 31, 2021
Dividend yield	0	0
Expected volatility	52.37-52.75%	50.27% - 52.71%
Risk-free interest rate	3.45-3.51%	0.66% - 1.61%
Expected term (years)	10	10

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

The following table summarizes information concerning outstanding and exercisable awards as of December 31, 2022:

December 31, 2022
Awards outstanding			Awards exercisable
	Number of	Weighted	Number of	Weighted
	awards	average	award	average
	outstanding	remaining	exercisable	remaining
Exercise	at end of	contractual	at end of	contractual
price	year	life (years)	year	life (years)

$2.21	1,483,416	7.71	1,399,414	7.75
$16.00	156,484	5.96	101,410	5.21
$17.63	20,000	9.81	-	-
$23.19	21,000	8.78	5,250	8.78
$23.84	30,000	8.88	7,500	8.88
$30.93	20,000	7.81	20,000	7.81
$40.21	7,172	8.19	4,930	8.19
$49.68	100,000	8.05	43,750	8.05

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

Share-based compensation to employees, officers and directors

During 2022, the Company granted to certain employees, officers and directors awards to purchase 1,266,803 of the Company’s ordinary shares for an average exercise price of $19.00. Most of the awards agreement term is 10 years unless the agreement is terminated with 3 or 4 years vesting period with a one-year cliff.

	Year ended
	December 31, 2022
	Number of	Weighted
	share-based	average
	payment awards	exercise price
Outstanding at beginning of year	2,760,930	$15.85
Changes during the year:
Granted	1,266,803	$19.00
Exercised	(141,384)	1.18
Forfeited	(608,511)	22.20
Expired	-	-
Cancelled	-	-
Outstanding at end of year	3,277,838	$18.79
Aggregate intrinsic value	$5,660
Exercisable at end of year	1,364,777	$9.51
Aggregate intrinsic value	$5,221

The fair value of each granted award is estimated at the date of grant using the Black-Scholes option-pricing model. The assumptions used as of December 31, 2022 and 2021 are as follows:

	2022	2021
Dividend yield	0	0
Expected volatility	50.75% - 52.69%	50.27%-51.84%
Risk-free interest rate	1.52% - 4.34%	0.66%-1.61%
Expected term (years)	5.52-10	6.25

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

The expected volatility is based on the historical volatility of comparable companies. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the awards granted in dollar terms. The Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. Accordingly, as to ordinary course options granted, the expected term was determined using the simplified method, which takes into consideration the option’s contractual life and the vesting periods. The following table summarizes information concerning outstanding and exercisable awards as of December 31, 2022 and 2021:

December 31, 2022
Awards outstanding				Awards exercisable
	Number of		Weighted	Number of	Weighted
	awards		average	awards	average
	outstanding		remaining	exercisable	remaining
Exercise	at end of		contractual	at end of	contractual
price	year		life (years)	year	life (years)
$0.00-0.01	28,952	*)	-	19,219	-
$2.21	1,053,594		6.95	982,445	6.94
$16.00	110,999		8.45	43,967	7.07
$17.63	897,265		9.63	20,738	9.4
$23.19	189,000		8.78	47,250	8.78
$23.42	16,000		8.77	4,000	8.77
$23.84	625,943		9.06	112,310	8.89
$23.86	69,400		8.75	17,350	8.75
$24.97	21,900		8.42	8,919	8.42
$28.96	18,875		7.85	18,875	7.85
$30.66	34,000		8.53	10,623	8.53
$36.74	3,000		7.93	1,500	7.93
$40.21	37,900		8.19	16,579	8.19
$49.68	133,000		8.05	43,750	8.05
$59.2	13,000		8.17	6,312	8.15
$64.61	25,010		8.12	10,940	8.12

*)	Including 22,778 RSUs that were granted to the employees of Nanox AI at the completion of the merger and 3,221 RSUs that were issued in consideration for services.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 12 - SHAREHOLDERS’ EQUITY (continued):

3)	Share-based compensation expenses

	Year Ended December 31,
	2022	2021	2020
	(U.S. dollars in thousands)
Cost of revenue	99	51	-
Research and development	4,806	3,248	3,384
Sales and Marketing (*)	997	2,442	9,252
General and administrative	12,721	13,065	12,145

	18,623	18,806	24,781

(*)

On October 26, 2020, the Company entered into an amendment to a business development agreement (“the BD Agreement”) dated February 4, 2020 with two service providers pursuant to which the Company paid an aggregate one-time payment of $400 thousand plus VAT and issued to them warrants to purchase an aggregate of 650,000 ordinary shares at an exercise price of $18 per share with a graded vesting ending 10 weeks following the grant date (subject to a standard cashless exercise provision) and expiration date of November 8, 2024. As a result, the Company recorded an expense of $6.1 million for the warrants granted. The service providers waived any and all past, present and future compensation to which they are or may be entitled pursuant to the BD Agreement and all activities undertaken on behalf of the Company, including the right to a percentage from future revenues from any of the Company’s systems and the issuance of warrants.

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

In 2022, 2021 and 2020, the Company is at a loss position and therefore has no corporate tax liability. As of December 31, 2022, 2021 and 2020, the Company has a carry forward loss of approximately $88.6 million, $56.3 million and $32.3 million, respectively. Such carry forward loss has no expiration date.

In 2022, 2021 and 2020, Nanox AI Ltd. is at a loss position and therefore has no corporate tax liability. As of December 31, 2022, 2021 and 2020, Nanox AI Ltd. has a carry forward loss of approximately $67.7 million, $61.9 million and $45.3 million, respectively. Such carry forward loss has no expiration date.

United States

The principal federal tax rate applicable to the U.S. subsidiaries is 21%.

Korea

Nanox Korea is subject to a Corporate income tax with accordance with the Korean tax law. The tax rate ranges between 10% to 25%, depending on the companies’ taxable income. In addition, Nanox Korea is subject to a Local income tax of 10%. In 2022, Nanox Korea was at a loss position and therefore had no corporate tax liability. As of December 31, 2022, 2021 and 2020, Nanox Korea has a carry forward loss of approximately $9.1 million, $7.1 million and $0.2 million, respectively. Such carry forward loss has 15 years expiration date.

Japan

Nanox Inc. is subject to national corporate income tax, and enterprise tax, which, in the aggregate resulted in effective tax rate of approximately 33.59%.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 13 - INCOME TAX (continued):

b.	Income (loss) Before Income Taxes:

Income (loss) before income taxes consisted of the following for the periods indicated:

	Year Ended December 31
	2022	2021	2020
	U.S. dollars in thousands
Domestic (Israel)	(99,979)	(56,609)	(43,449)
Foreign	(16,942)	(5,237)	(366)
Loss before income taxes	(116,921)	(61,846)	(43,815)

c.	Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31
	2022	2021	2020
	U.S. dollars in thousands
Domestic (Israel)	(3,357)	(57)	-
Foreign	(321)	9	-

Income tax benefit	(3,678)	(48)	-

d.	Taxes on Income:

Taxes on income for the years ended December 31, 2022, 2021 and 2020 were comprised of the following:

	December 31
	2022	2021	2020

	U.S. dollars in thousands
Current tax expenses:
Domestic	—	—	—
Foreign	55	68	—

Total	55	68	—

Deferred:
Domestic	(3,357)	(57)	—
Foreign	(376)	(59)	—

Total	(3,733)	(116)	—

Income tax benefit	(3,678)	(48)	—

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 13 - INCOME TAX (continued):

A reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	December 31
	2022	2021	2020
	U.S. dollars in thousands
Loss before taxes on income	(116,921)	(61,846)	(43,815)
Statutory tax rate in Israel	23%	23%	23%
Theoretical tax benefit	(26,892)	(14,225)	(10,077)

Increase (decrease) in taxes resulting from:
Effect of different tax rates applicable in foreign jurisdictions	(261)	(110)	-
Operating losses and other temporary differences for which valuation allowance was provided	11,467	6,571	7,235
Permanent differences:
Stock based compensation	4,361	4,343	5,700
Goodwill impairment	11,702	-	-
Change in earnout liability	(4,686)	-	-
Other nondeductible items	631	3,373	(2,858)
Actual tax benefit	(3,678)	(48)	-

e.	Deferred tax assets

The components of the Company’s deferred tax assets and liabilities as of December 31, 2022 and 2021 were as follows:

	December 31
	2022	2021
	U.S. dollars in thousands
Deferred tax assets:
Tax loss carryforwards	38,967	30,234
Research and development	4,027	4,010
Employee and payroll accrued expenses	740	304
Other	532	109
Total deferred tax assets	44,266	34,657
Less deferred tax liabilities (related to intangible assets)	(19,562)	(21,775)
Deferred tax assets, net	24,704	12,882
Less valuation allowance for deferred tax assets	(24,704)	(12,882)
Deferred tax assets	—	—

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

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

As of December 31, 2022, and 2021, the Company has recorded a full valuation allowance of $24,704 and $12,882 thousand with regard to its deferred taxes (which is mainly tax loss carryforwards and temporary differences due to unallowed research and development expenses) generated in Israel, respectively.

U.S. dollars in thousands
Valuation allowance, December 31, 2021	$12,882
Increase	11,822
Valuation allowance, December 31, 2022	$24,704

f.	Tax assessments

The Company is currently in the process of routine Israeli income tax audit for the tax years 2019 through 2021.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 14 - SEGMENTS OF OPERATIONS

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable operating segments. The Company manages its business primarily on a service basis. The Company’s reportable segments consist of the Nanox.ARC division, the radiology services division and the AI solutions division. Each one is managed separately to better align with the Company’s customers and distribution partners and the unique market dynamics of each segment. Operating income for each segment includes net sales to third parties, related cost of sales and operating expenses directly attributable to the segment. Costs excluded from segment operating income include various corporate expenses such as income taxes. The Company does not include intercompany transfers between segments for management reporting. From 2022, total assets for each of the Company’s reportable segments have been separately presented to, and reviewed by, the Chief Operating Decision Maker of the Company to assess the performance of the Company’s segments.

The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies.” The Company evaluates the performance of its reportable operating segments based on net sales and operating loss.

	Year ended December 31, 2022 (U.S. dollars in thousands)
	Nanox. ARC	Radiology Services	AI Solutions	Total

Revenues	$-	$8,235	$343	$8,578
Segment operating loss	(67,066)	(2,760)	(47,884)	(117,710)
Financial income				789
Loss before taxes on income				$(116,921)

Depreciation and amortization expenses	$611	$2,642	$8,259	$11,512
Change in obligation in earn-out liabilities	$-	$840	$(21,216)	$(20,376)
Goodwill impairment	$-	$-	$50,878	$50,878
Stock based compensation	$17,049	$224	$1,350	$18,623

Total Assets	$148,352	$30,753	$74,828	$253,933
Expenditures for segment’s assets	$8,140	$15	$26	$8,181

	Year ended December 31, 2021 (U.S. dollars in thousands)
	Nanox. ARC	Radiology Services	AI Solutions	Total

Revenues	$-	$1,034	$270	$1,304
Segment operating loss	(56,875)	(530)	(4,153)	(61,558)
Financial expense				(288)
Loss before taxes on income				$(61,846)

Depreciation and amortization expenses	458	441	1,393	2,292
Stock based compensation	$18,433	$37	$336	$18,806

Total Assets	$195,621	$31,802	$135,747	$363,170
Expenditures for segment’s assets	$23,139	$2,859	$19	$26,017

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 14 - SEGMENTS OF OPERATIONS (continued):

	Year ended December 31, 2020 (U.S. dollars in thousands)
	Nanox. ARC	Radiology Services	AI Solutions	Total

Segment operating loss	$(43,923)	$-	$-	$(43,923)
Financial income				108
Loss before taxes on income				$(43,815)

Depreciation	208	-	-	208
Stock based compensation	$24,781	$-	$-	$24,781

Total Assets	$236,149	$-	$-	$236,149
Expenditures for segment’s assets	$13,937	-	$-	$13,937

For the years ended December 31, 2022 and December 31, 2021, the Company’s revenues in the United States constituted approximately 97% and 98% of the Company’s total revenue, respectively. For the years ended December 31, 2022 and December 31, 2021, no individual customer exceeded 10% of the Company’s total revenue or total accounts receivables.

Long-lived assets by geography

	Year Ended December 31
	2022	2021
Israel	5,476	4,986
South Korea	38,922	33,949
Unites States	159	29
Japan	145	196
	44,702	39,160

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 15 - LOSS PER SHARE:

a.	Basic

Basic loss per share is calculated by dividing the loss attributable to the Company’s owners by the weighted average number of ordinary shares in issue.

	Year ended December 31,
	2022	2021	2020
Net loss attributable to Company’s owners	$(113,243)	$(61,798)	(43,815)

The weighted average of the number of ordinary shares (in thousands)	52,235	48,216	35,654
Basic and diluted loss per share	$(2.17)	$(1.28)	(1.23)

For the calculation of loss per share, the Company used the net loss attributable to Company’s owners divided by the weighted average number of the Company’s ordinary shares for the years ended December 31, 2022, 2021 and 2020.

b.	Diluted

As of December 31, 2022 and 2021, the Company had 2,312,443 and 2,505,370 warrants, respectively, and 5,065,910 and 4,842,342 options, respectively. As of December 31, 2020, the Company had 3,173,186 warrants and 4,673,104 options. These warrants and awards were not considered when calculating diluted loss per share since their effect is anti-dilutive. In addition, contingently issuable ordinary shares that are issuable based on certain conditions (see Note 3) are not included in the potential dilutive shares in calculating the diluted loss per share.

NOTE 16 - SUBSEQUENT EVENTS:

On April 28, 2023, the Company agreed to pay an aggregate amount of $290,063 in cash and 45,392 ordinary shares to the former stockholders of USARAD, in consideration for the achievement of certain milestones in connection with the first earn out period, as defined in the USARAD Stock Purchase Agreement. In addition, the Company and the former shareholders of USARAD entered into a settlement agreement with respect to any additional amount that could be granted to the shareholders of USARAD as consideration for the remainder of the milestones and applicable earn-outs under the USARAD Stock Purchase Agreement, according to which the Company agreed to pay an aggregate of $500,000 in cash and 210,000 ordinary shares to the former stockholders of USARAD. As a result of the settlement, both parties’ performance obligations under the USARAD Stock Purchase Agreement have been satisfied in full.

On April 28, 2023, the Company signed a term sheet with Lead Plaintiffs in both the McLaughlin action and the consolidated White action to settle all claims in both actions in consideration of $8,000 thousand. As of December 31, 2022, the Company has accrued the same amount in connection with the above referenced complaints and term sheet (refer to Note 11).

On April 28, 2023, the Company received clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicists.