Form 20-F
period 2023-12-31
Nano-X Imaging Ltd.
filed 2024-04-22
CIK 1795251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Ofer Tech Park, 94 Shlomo Shmeltzer Road
Petach Tikva, Israel 4970602
(Address of principal executive offices)

Erez Meltzer, Chief Executive Officer

Telephone:
+972 03 37359202
+972 03 37359203

Email: Erez.m@nanox.vision

Ofer Tech Park, 94 Shlomo Shmeltzer Road
Petach Tikva, Israel 4970602
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:57,778,628 Ordinary Shares as of December 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

FORWARD-LOOKING STATEMENTS

The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this annual report to reflect events or circumstances after the date of this annual report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

All statements that are not historical facts contained in this annual report on Form 20-F are forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, prospects, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning:

●	the initiation, timing, progress and results of our research and development, manufacturing and commercialization activities with respect to our X-ray source technology or the Nanox.ARC and the Nanox.CLOUD, which comprise the Nanox System;

●	our ability to successfully demonstrate the feasibility of our technology for commercial applications;

●	our expectations regarding the necessity of, timing of filing for, and receipt of, regulatory clearances or approvals regarding our technology, the Nanox.ARC and the Nanox.CLOUD;

●	our ability to secure and maintain required U.S. Food and Drug Administration (the “FDA”) clearance and similar approvals from regulatory agencies worldwide, or Notified Body (“CE”), and comply with applicable quality standards and regulatory requirements;

●	our ability to manufacture the Nanox.ARC, at a lower cost than medical imaging systems that use a legacy analog X-ray source;

●	the pricing structure of our products and services, if such products and services receive regulatory clearance or approval;

●	the implementation of our business models;

●	the ability to successfully integrate the business of companies that we acquire and to realize the anticipated benefits of the acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired company to grow and manage growth profitably and retain its key employees;

ii

●	our expectations regarding collaborations with third-parties and their potential benefits;

●	our ability to enter into and maintain our arrangements with third-party manufacturers and suppliers;

●	our ability to conduct business globally;

●	our expectations regarding when certain patents may be issued and the protection and enforcement of our intellectual property rights;

●	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

●	regulatory developments in the United States and other jurisdictions;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	the rate and degree of market acceptance of our technology and our products;

●	development relating to our competitors and the medical imaging industry;

●	our estimates of the adoption of the Medical Screening as Service (“MSaaS”) based model by market participants;

●	our estimates regarding the market opportunities for our technology and our products;

●	our ability to attract, motivate and retain key executive managers;

●	our ability to comply with data protection laws, regulations and similar rules and to establish and maintain adequate cyber-security and data protection;

●	our ability to obtain third-party payor coverage or reimbursement of our Nanox System;

●	our expectation regarding the maintenance of our foreign private issuer status;

●	our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of the security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas, and the impact of the COVID-19 pandemic and the ongoing conflict in Ukraine;

●	claims, litigation and investigations we are or may be subject to in the future; and our success at managing other risks and uncertainties, including those listed under “Item 3. Key Information—D. Risk Factors.”

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

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Factors Summary

Risks Related to Our Business

●	We are an initial launch-stage company with limited operating history. We expect to incur significant additional losses in the future and may never be able to effectuate our business plan or achieve significant revenues or reach profitability. Therefore, at this stage of our business, potential investors have a high probability of losing their entire investment.

●	Our efforts may never demonstrate the feasibility of our digital X-ray source technology, including both the micro-electro-mechanical systems (“MEMs”) X-ray chips and tubes, for commercial applications.

●	Two of our business models depend on the successful commercial application of the Nanox.CLOUD, which is subject to numerous risks and uncertainties.

●	We are highly dependent on the successful development, marketing and sale of our X-ray source technology and the related products and services.

●	Products utilizing our technology may need to be approved or cleared by regulatory agencies worldwide. We may not receive, or may be delayed in receiving, the necessary approval or clearance for our future products, which would adversely affect business, financial condition, results of operations and prospects.

●	We may need to obtain additional financing to fund our future operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our technology and our products and services.

●	The success of our primary business model, the Subscription Model, is subject to numerous risks and uncertainties.

●	We may not be successful in tailoring our X-ray source to the specific systems of other medical imaging companies under our Licensing Model, and/or entering into licensing agreements on terms favorable to us.

●	To the extent that we license our X-ray source technology to other medical imaging companies, the products integrating our technology may need to be approved or cleared by the FDA or similar regulatory agencies.

●	We completed the acquisitions of Nanox AI (formerly known as Zebra), USARAD and the assets of MDWEB. Our failure to successfully, and in a timely manner, integrate the acquired businesses and assets or any future acquisition and/or new lines of businesses could have an adverse effect on our business, financial condition, and results of operations.

●	Our industry is highly competitive and is subject to technological change, which may result in new products or solutions that are superior to our technology or other future products we may bring to market from time to time. If we are unable to anticipate or keep pace with changes in the marketplace and the direction of technological innovation and customer demands, our technology may become less useful or obsolete and our operating results will suffer.

●	We expect to depend on third parties to manufacture the Nanox.ARC and to supply certain component parts. Our reliance on third-party manufacturers and suppliers involves certain risks that may result in, among others, increased costs, quality or compliance issues, or failure to timely manufacture the Nanox.ARC, any of which could materially harm our business.

●	We may experience development or manufacturing problems and higher costs, or delays that could limit our revenue, if any, or increase our losses.

●	We may not be able to successfully execute our business models.

●	We have a limited operating history. If we successfully commercially launch the Nanox System, and it does not achieve widespread market acceptance, we will not be able to generate the revenue necessary to support our business.

●	We plan to do business globally, including in certain countries where we might have limited resources and would be subject to additional regulatory burdens and other risks and uncertainties.

●	Because the Nanox System is still in the initial launch-stage, it is not yet approved for third-party payor coverage or reimbursement. If in the future we are approved for and are otherwise able to commercialize it, but are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue, in which case we may need to obtain additional financing.

●	Recent changes in the United States related to payment policies for imaging procedures could have a negative impact on the utilization of our imaging services.

●	Billing complexities associated with obtaining payment or reimbursement may negatively affect our revenue, cash flow and profitability.

●	Any collaborative and MSaaS arrangements that we have established or may establish in the future may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative or MSaaS arrangements, and we will rely on them to achieve results which may be significant to us. In addition, any current or future collaborative and MSaaS arrangements may place the development and commercialization of our technology outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

●	We could become subject to product liability claims, product recalls, warranty claims and professional malpractice liability claims that could be expensive, divert management’s attention and harm our business reputation and financial results.

●	We are highly dependent on key members of our executive management team. Our inability to retain these individuals could impede our business plan and growth strategies, which could have a negative impact on our business and the value of your investment.

●	The mishandling or the perceived mishandling of sensitive information, or the occurrence of data security breaches, could harm our business.

●	Our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber-security.

●	Our ability to generate revenue from our teleradiology services and AI solutions, as well as the other imaging offerings that we are developing will depend in large part on referrals from physicians.

●	If we lose a significant number of our radiologists, our revenue from our teleradiology services and financial results could be adversely affected.

●	Exchange rate fluctuations between the U.S. dollar, the New Israeli Shekel and the KRW and inflation may negatively affect our results of operations, and we may not be able to hedge our currency exchange risks successfully.

●	We may be subject to claims, litigation and investigations in the future, all of which will require significant management attention, could result in significant legal expenses and may result in unfavorable outcomes, all or any of which could have a material adverse impact on our financial condition and results of operations, harm our reputation or otherwise negatively impact our business.

●	If significant tariffs or other restrictions related to “trade wars” are placed on Chinese imports or any related counter-measures are taken by China, our revenue and results of operations may be materially harmed.

●	Our business may be impacted by changes in general economic conditions.

●	Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

●	We do not expect to carry any business interruption insurance or any other insurance (except for director and officer, property, product liability, malpractice and clinical trials insurance). As a result, we may incur uninsured losses, increasing the possibility that you would lose your entire investment in our company.

●	Certain of our directors and/or officers may have interests that compete with ours.

●	Our management team has limited experience managing a public company.

Risks Related to Our Intellectual Property

●	It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection.

●	Patent terms may be inadequate to protect our competitive position on our future products for an adequate amount of time.

●	Claims that our technology or our future products or the sale or use of our future products infringe the patents or other intellectual property rights of third parties could result in costly litigation or could require substantial time and money to resolve, even if litigation is avoided.

●	Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated if we or our future licensors do not comply with these requirements.

●	We may be subject to claims that our employees, consultants or advisers have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.

●	If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

●	Our rights to develop and commercialize our products may be subject to the terms and conditions of licenses and sublicenses granted to us by third parties.

●	We may be required to pay certain milestones and royalties and fulfill other obligations under our license agreements with third-party licensors.

●	If we choose to license our technology to third parties, this could result in disputes or otherwise limit our future operations.

Risks Related to Government Regulation

●	Our product candidates and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

●	We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our future products, and failure to timely obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

●	Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

●	Our products must be manufactured in accordance with federal, state and foreign regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.

●	The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

●	Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

●	Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

●	Changes in laws or regulations relating to data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business or could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

●	If we do not obtain and maintain international regulatory registrations, clearances or approvals for our products, we will be unable to market and sell our products outside of the United States.

●	Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

●	Healthcare reform laws could adversely affect our products and financial condition.

●	Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

Risks Related to Employee Matters

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	We may not be able to attract and retain the highly skilled employees we need to support our planned growth.

Risks Related to Owning Our Ordinary Shares

●	Our share price may be volatile, and you may lose all or part of your investment.

●	As a foreign private issuer, we are exempt from certain requirements that apply to domestic issuers and we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to shareholders under rules applicable to domestic issuers.

●	We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

●	We have not paid dividends in the past and have no immediate plans to pay dividends.

●	We incur significant increased costs as a result of operating as a public company that reports to the SEC and our management may be required to devote substantial time to meet compliance obligations.

●	Shares eligible for future sale may adversely affect the market for our ordinary shares and the issuance of additional ordinary shares as a result of the exercise of our outstanding warrants and options will dilute the percentage ownership of our other shareholders.

●	The purchase price of the ordinary shares may not reflect our actual value.

●	Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2023. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

●	It is likely that we will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

Risks Related to Our Operations in Israel

●	Conditions in Israel could materially and adversely affect our business.

●	The termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes.

●	It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this annual report on Form 20-F in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

●	Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

●	Our amended and restated articles of association contains exclusive forum provisions for certain claims, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

●	Provisions of our amended and restated articles of association and Israeli law and tax considerations may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and negatively affect the price of our ordinary shares.

Risks Related to Our Business

We are an initial launch-stage company with limited operating history. We expect to incur significant additional losses in the future and may never be able to effectuate our business plan or achieve significant revenue or reach profitability. Therefore, at this stage of our business, potential investors have a high probability of losing their entire investment.

We are an initial launch-stage company, and are subject to all of the risks inherent in the establishment of a new business enterprise. While we began to generate revenue in the year ended December 31, 2021 through the sale of teleradiology services and the sale of AI solutions, following the completion of the acquisitions of Nano-X AI Ltd (“Nanox AI”) (formerly known as Zebra Medical Vision Ltd. (“Zebra”)), USARAD Holdings, Inc., a Delaware corporation (“USARAD”) and the assets of MDWEB, LLC (“MDWEB”) in November 2021, we have a limited operating history and an unproven business plan upon which investors may evaluate our prospects. We have obtained FDA clearance for the Nanox.ARC (including the Nanox.CLOUD), a multi-source 3D digital tomosynthesis system, for certain specified uses, and have produced a few dozen systems to date. We deployed the Nanox System at several medical imaging and diagnostic testing centers across various states in the United States and in other countries. As we are in the initial stages of commercial deployment of the Nanox System, we are still assessing and validating our MSaaS model. In addition, clinical operations of the Nanox System are expected to begin in additional sites, subject to certifications from the requisite regulatory authorities. We engaged Dagesh P.K. Ltd. (“Dagesh”) to manufacture these first Nanox.ARC units in Israel on a purchase order basis, and we expect such Nanox.ARC units will be used for the initial global deployment, among other purposes. Even if we are able to manufacture the Nanox.ARC, we may not be able to do so at the low costs needed to support our business models, including the Subscription Model, which is our primary business model. We may not receive, or may be delayed in receiving, the necessary approval or clearance for the Nanox System for additional uses or our future products. We also have not entered into any commercial arrangement for the licensing of our X-ray source under the Licensing Model.

Furthermore, even if our technology becomes commercially viable, our business models may not generate sufficient revenue necessary to support our business. We may never produce or deploy a sufficient number of Nanox Systems to jumpstart the MSaaS-based medical imaging market at any level or at all, which may cause our business to fail. The Subscription Model is based on selling the Nanox System at low cost or no cost using a pay-per-scan pricing structure, which is pioneering for medical imaging companies and is subject to numerous risks. The medical imaging industry is also highly competitive and our technology, products, services or business models may not achieve widespread market acceptance. If we are unable to address any issues mentioned above, or encounter other problems, expenses, difficulties, complications, and delays in connection with the starting and expansion of our business, our entire business may fail, in which case you may lose your entire investment.

We have a history of net losses and negative cash flow from operations since inception and we expect such losses and negative cash flows from operations to continue in the foreseeable future. As of December 31, 2023, 2022 and 2021, we had working capital of approximately $73.1 million, $57.4 million and $42.1 million, respectively, and shareholders’ equity of approximately $195.5 million, $216.7 million and $292.1 million, respectively. For the years ended December 31, 2023, 2022, and 2021, we incurred net losses of approximately $60.8 million, $113.2 million and $61.8 million, respectively. As of December 31, 2023, 2022 and 2021, we had an accumulated deficit of approximately $320.2 million, $259.5 million and $146.2 million, respectively, and negative cash flow from operations of $44.8 million, $43.4 million and $38.1 million for the years ended December 31, 2023, 2022, and 2021, respectively. We anticipate our losses will continue to increase from current levels because we expect to incur additional costs related to developing our business, including research and development costs, manufacturing costs, employee-related costs, costs related to acquisitions, costs of complying with government regulations, intellectual property development and prosecution costs, marketing and promotion costs, capital expenditures, general and administrative expenses (including litigation costs), and costs associated with operating as a public company.

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

In addition to the Nanox.ARC, we have also developed, and continue to improve, the Nanox.CLOUD, a companion cloud software designed to deliver MSaaS. The continued development and commercialization of the Nanox.CLOUD has a number of risks, including:

●	the Nanox.CLOUD requires a considerable investment of technical, financial, and legal resources, which may not be available to us;

●	it may not be technically viable to integrate the Nanox.CLOUD with the businesses of our potential customers and collaborators, such as local operators, radiologists, cloud storage providers, medical artificial intelligence (“AI”) software providers and others;

●	market acceptance of the MSaaS model is affected by a variety of factors, including security, reliability, scalability, customization, performance, customer preference, patients’ concerns with entrusting a third party to store and manage their health data, public concerns regarding privacy and compliance with restrictive laws or regulations;

●	our cloud-based service may raise concerns among our customer base, including concerns regarding changes to pricing over time, service availability, information security of a cloud-based solution and access to medical images while offline;

●	the Nanox.CLOUD may be subject to computer system failures, infrastructure failures, cyber-attacks or other security breaches;

●	incorrect or improper implementation or use of the Nanox.CLOUD by third-party cloud-service providers under our CapEx Model could result in customer dissatisfaction and harm our business and reputation;

●	undetected software errors or flaws in the Nanox.CLOUD could harm our reputation or decrease market acceptance of the MSaaS model; and

●	we may incur higher costs than we expected as we expand our cloud-based services.

If we are unable to successfully commercialize the Nanox.CLOUD, our business, financial condition, results of operations and prospects could be negatively impacted.

Our ability to generate revenue from our teleradiology services and AI solutions, as well as the other imaging offerings that we are developing, will depend in large part on referrals from physicians.

The use of AI in healthcare offerings poses certain clinical risks resulting from potential misdiagnosis or misinformation provided from AI applications, diminishing critical judgment, or loss of interpersonal care from clinicians. These deficiencies could undermine the decisions, predictions, or analysis AI applications produce, as well as their adoption, subjecting us to competitive harm, legal liability, including under new proposed legislation regulating AI in jurisdictions such as the EU or new applications of existing data protection, privacy, IP, and other laws; regulatory actions; and reputational harm.

In addition, some AI scenarios, such as using AI applications to generate patient data, even if synthetic and non-identifiable, present ethical, privacy, or other social issues, risking reputational harm and/or reduced market demand or acceptance of AI solutions. The safeguards we have designed to promote the ethical implementation of AI may not be sufficient to protect us against negative outcomes.

We also depend on referrals of patients from unaffiliated physicians and other third parties who have no contractual obligations to refer patients to us for our teleradiology services, as well as the other imaging offerings that we are developing. If these physicians and other third parties do not refer patients to us, our ability to generate revenue from our teleradiology services, as well as the other imaging offerings that we are developing would be adversely affected. Further, we currently derive substantially all of our revenue from our teleradiology services from fees charged for the diagnostic imaging services performed by radiologists. If physicians and other third parties were to discontinue referring patients to our radiologists, our revenue from our teleradiology services would decrease and our financial results could be adversely affected.

All of these risks are amplified by the critical nature of healthcare decisions and the sensitivity of health-related information, and the occurrence of any of the above could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

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

Our inability to successfully obtain applicable approval for and subsequently commercialize our X-ray source technology or related products and services, and/or successfully develop and commercialize additional products or any enhancements to the products which we may develop would have a material adverse effect on our business, financial condition, results of operations and prospects.

Products utilizing our technology may need to be approved or cleared by the FDA and similar regulatory agencies worldwide. We may not receive, or may be delayed in receiving, the necessary approval or clearance for our future products, which would adversely affect business, financial condition, results of operations and prospects.

We continue to implement a multi-step approach to the regulatory clearance process. On April 1, 2021, we received clearance from the FDA to market our Nanox Cart X-Ray System. On April 28, 2023, we received a 510(k) clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD), a multi-source 3D digital tomosynthesis system, as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicians. In the U.S., each state requires regulatory approvals for these uses. The Company received regulatory approvals in some states and intends to pursue the requisite approvals in additional states. In the future, we plan to seek additional clearances or approvals from the FDA for additional uses of the currently cleared Nanox System, or for future versions of the Nanox System.

We are in the early stages of commercializing the FDA-cleared Nanox.ARC and the Nanox.CLOUD as the Nanox System, and we may also commercialize one or more future versions of our Nanox System, once cleared or approved. We may need to seek approval from foreign regulatory authorities. We believe the digital X-ray source falls within a category of radiology vacuum tubes converting electrical input power into X-rays that utilize the same energy levels, radiation types and throughputs as already existing and approved X-ray tubes applied in a wide range of radiology medical procedures. As a result, we expect that there will be no novel claim or methodology related to the X-ray radiation produced by the digital X-ray source; however, regulatory agencies may not agree. To date, we have not had any discussion with the FDA or other regulatory authorities regarding the regulatory pathways for the novel digital X-ray source. Although we have received FDA clearance for the Nanox.ARC, efforts to achieve additional governmental clearances and approvals could be costly and time consuming, and we may not be able to obtain any such required clearances or approvals in accordance with our anticipated timeline or in a cost-efficient manner. Any delay or failure to obtain necessary regulatory clearances or approvals could have a material negative impact on our ability to generate revenues. Even if the products containing our technology receive the required regulatory clearance or approval, such products will remain subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions.

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

Our operations have consumed substantial amounts of cash since inception. Our net losses were $60.8 million, $113.2 million and $61.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. In addition, significant resources were invested in the development of our X-ray source technology prior to us acquiring the technology. We anticipate that our future cash requirements will continue to be significant. While we began to generate revenue in the year ended December 31, 2021 and continued to generate revenue in the years ended December 31, 2022 and 2023, we expect that we will need to obtain additional financing to implement our business plan as described in this annual report on Form 20-F, such as the financing we consummated with a single institutional investor in July of 2023. Specifically, although we believe our cash on hand is sufficient to complete the manufacture, shipping, installation and deployment of a significant number of Nanox System units, as well as to support the ongoing development of the Nanox.ARC and the Nanox.CLOUD, we may need to raise additional funds for such purposes. Such financings could include equity financing, which may be dilutive to shareholders, or debt financing, which would likely restrict our ability to borrow from other sources. In addition, such securities may contain rights, preferences or privileges senior to those of the rights of our current shareholders. Further, inflation and rising interest rates across the global economy have resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital and may result in increased financing costs. Additional funds may not be available when we need them, on terms attractive to us, or at all. If adequate funds are not available on a timely basis, we may be required to curtail the development of our technology, products or services, or materially delay, curtail, reduce or terminate our research and development and commercialization activities. We could be forced to sell or dispose of our rights or assets. Any inability to raise adequate funds on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operation and prospects, including the possibility that a lack of funds could cause our business to fail and liquidate with little or no return to investors.

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

We expect the Subscription Model to be our primary business model and the key to achieving our vision of increasing early-detection of medical conditions that are discoverable by X-ray. Even if we are able to successfully implement our CapEx Model and/or our Licensing Model, the sustainability of our general business plan depends substantially on the sustainability of our Subscription Model. The success of our Subscription Model will also depend on each device, once deployed, performing a sufficient number of scans per day to be fully utilized. We may not be successful in achieving these goals for various reasons, including:

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

Also, companies offering traditional medical imaging systems, such as GE Healthcare, Siemens, Philips, Hologic, Varian, Fuji, Toshiba and Hitachi, may be better established in the market than we are, have greater corporate, financial, operational, sales and marketing resources than we do, or have more experience in research and development than we have. In particular, the field emission technology has been used by a wide range of leading market players in an attempt to create an alternative digital source of X-ray, the most well-known attempt being the use of carbon nano tubes as the base materials for a potential field emission-based solution. In addition, early-detection technologies developed by other companies, such as blood testing and DNA screening, may also reduce the attractiveness of our technology for early detection or render it obsolete. Successful developments of these or other technologies by competitors resulting in new approaches for medical imaging, including technologies, products or services that are more effective or commercially attractive, could make our technology less useful or obsolete. We may also face opposition from certain industry leaders, who may have political influence and the ability to delay deployment of the Nanox System in certain geographical areas.

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

With respect to our AI imaging solutions, there are a number of companies that currently offer AI radiology solutions, such as Aidoc, which, to our knowledge, focus on life threatening and urgent cases. In addition, legacy healthcare technology companies are expected in the future to increase development efforts in the field of AI imaging solutions. For example, Siemens Healthineers has developed AI-Rad Companion, which provides automatic post-processing of imaging datasets through AI-powered algorithms for Siemens CTs. The AI medical imaging market is new and competition from new market players may develop in the next few years.

With respect to our teleradiology services, the teleradiology market is highly competitive, rapidly evolving and fragmented, and is subject to changing technology and market dynamics. The market has recently experienced and is expected to continue to experience competitive pricing pressure and radiologist compensation pressure. We compete directly with both large and small-scale service providers who offer local, regional and national coverage operations. We believe that our principal competitors are StatRad, ONRAD and Radiology Partners. We compete to attract and retain relationships with customers and radiologists in different ways.

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

We have continued to engage third-party manufacturers and suppliers for the commercial production of our digital X-ray tubes for use in the Nanox.ARC, following receipt of clearance from the FDA in 2023. We are in the process of engaging additional third-party manufacturers and suppliers for various other components of the Nanox.ARC. We intend to continue engaging third-party manufacturers and suppliers, following additional clearances and approvals by similar regulatory authorities in other jurisdictions, based on, among other things, cost effectiveness. We are currently developing both ceramic and glass-based digital X-ray tubes for use in the Nanox.ARC. We are working with third parties as well as producing digital ceramic tubes at our Korean facility, which is currently our primary manufacturer and supplier for our digital ceramic tubes.

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

However, due, in part, to travel restrictions as a result of the COVID-19 pandemic, we engaged Dagesh to manufacture Nanox.ARC units (including the Nanox.CLOUD) in Israel on a purchase order basis that are being used for purposes of collecting clinical sample images, obtaining regulatory approvals, demonstrations and training, and initial global deployment, among other purposes. We have not entered into a formal agreement with Dagesh to date and we may not be able to enforce the obligations under such arrangements.

In addition, in September 2023, we entered into a manufacture and supply agreement with Varex Imaging Corporation (“Varex”), under which Varex will supply X-ray tubes utilizing the Nanox digital X-ray source for the Nanox.ARC. The agreement was entered into after Varex completed an assessment of our digital X-ray source. Under the agreement, we may order X-ray tubes from Varex for use in our Nanox.ARC units.

As we further expand our business in connection with the commercialization of our technology, we expect to seek to engage several additional manufacturers of the Nanox.ARC. If any of our current or future manufacturers or suppliers breach their agreements, are unable to meet their contractual or quality requirements, or become unwilling to perform for any reason, we may be unable, or may be unable in a timely manner, to locate alternative acceptable manufacturers or suppliers and enter into favorable agreements with them.

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

We have a limited operating history. If we successfully complete the commercial launch of the Nanox System, and it does not achieve widespread market acceptance, we will not be able to generate the revenue necessary to support our business.

We have a limited operating history and while we began the marketing of our AI solutions and teleradiology services following the acquisitions in November 2021, we have limited history of marketing our X-ray source technology and the Nanox System. We may fail to generate significant interest in our X-ray source technology or the Nanox System or the imaging products using our technology, or any other product we may develop. These and other factors, including the following, may affect the rate and level of market acceptance:

●	effectiveness of the sales and marketing efforts of us, and our partners such as the local partners;

●	perception by medical professionals and patients of the convenience, safety, efficiency and benefits of the Nanox System or products using our technology, compared to competing methods of medical imaging, such as the time and skill required to read the tomographic images produced by the Nanox.ARC and our X-ray source;

●	opposition from certain industry leaders, which may limit our ability to promote the Nanox System and to penetrate into the medical imaging market in certain geographical areas;

●	the existence of established medical imaging technology;

●	willingness of market participants to accept the MSaaS model;

●	the changing and volatile U.S. and global economic environments, including as a result of the war between Israel and Hamas, the COVID-19 pandemic, the ongoing military conflict between Russia and Ukraine, the global response to it and any negative impact on the global economy and capital markets resulting from the conflict or any other geopolitical tensions, or inflation;

●	timing of market introduction of competing products, and the sales and marketing initiatives of such products;

●	press and blog coverage, social media coverage, and other publicity and public relations factors by others;

●	lack of financing or other resources to successfully develop and commercialize our technology and implement our business plan;

●	the level of commitment and support that we receive from our partners, such as local operators, cloud storage providers and medical AI software providers, as well as medical professionals such as radiologists; and

●	coverage determinations and reimbursement levels of third party payors.

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

Although we received clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD), the device is not yet approved for third-party payor coverage or reimbursement. Coding and coverage determinations as well as reimbursement levels and conditions are important to the commercial success of an imaging product or offering. The future availability of insurance coverage and reimbursement for newly approved medical devices is highly uncertain, and our future business will be greatly impacted by the level of reimbursement provided by third-party payors. In the United States, third-party payors decide which imaging products and services they will cover, how much they will pay and whether they will continue reimbursement. Third-party payors may not cover or provide adequate reimbursement for the Nanox System or the imaging services using the Nanox System, assuming we are able to fully develop and obtain all regulatory approvals and clearances to market it in geographies in addition to the United States. To date, we have initiated discussions with third-party payors regarding the coding, coverage or reimbursement for imaging services using the Nanox System. Accordingly, unless government and other third-party payors provide coverage and reimbursement for our services, patients and healthcare providers may choose not to use them, which would cause investors to lose their entire investment. A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular products and services. Reimbursement may not be available, or continue to be available, for the Nanox System or the imaging services using the Nanox System, other products or systems using our X-ray source technology, our AI solutions, teleradiology services, the Nanox.MARKETPLACE or any other products or services we may develop or offer in the future, or even if reimbursement is available, such reimbursement may not be adequate. We also will be subject to foreign reimbursement policies in the international markets we expect to enter. Decisions by health insurers or other third-party payors in these markets not to cover, or to discontinue reimbursing, our products could materially and adversely affect our business. If such decisions are made, they could also have a negative impact on our ability to generate revenues, in which case we may need to obtain additional financing.

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

In the United States, over the past several years, the Centers for Medicare & Medicaid Services (“CMS”), the federal agency responsible for administering the Medicare program, has implemented numerous changes to payment policies for imaging procedures in both the hospital setting and non-hospital settings, which include physician offices and freestanding imaging facilities. Some of these changes have had a negative impact on utilization of imaging services. Examples of these changes include:

●	limiting payments for imaging services in physician offices and free-standing imaging facility settings based upon rates paid to hospital outpatient departments;

●	reducing payments for certain imaging procedures when performed together with other imaging procedures in the same family of procedures on the same patient on the same day in the physician office and free-standing imaging facility setting;

●	making significant revisions to the methodology for determining the practice expense component of the Medicare payment applicable to the physician office and free-standing imaging facility setting which results in a reduction in payment;

●	revising payment policies and reducing payment amounts for imaging procedures performed in the hospital outpatient setting; and

●	additional reimbursement cuts for radiology services in the Medicare 2024 Physician Fee Schedule.

Increased regulation and oversight of advanced diagnostic testing may also occur. One provision in the Protecting Access to Medicare Act requires CMS to develop appropriate use criteria (“AUC”) that professionals must consult when ordering advanced diagnostic imaging services (which include magnetic resonance imaging (“MRI”), CT, nuclear medicine (including position emission tomography) and other advanced diagnostic imaging services that the Secretary of the Department of Health and Human Services (“HHS”) may specify). Under this provision, payment was to be made to the furnishing professional for an applicable advanced diagnostic imaging service only if the claim indicated that the ordering professional consulted a qualified clinical decision support mechanism, as identified by HHS, as to whether the ordered service adhered to the applicable AUC. To the extent these types of changes have the effect of reducing the aggregate number of diagnostic medical imaging procedures performed in the United States, our business, results of operations, financial condition and cash flows would be adversely affected. However, in the 2024 Physician Fee Schedule, CMS announced that, effective January 1, 2024, it paused efforts to implement the AUC program for reevaluation and rescinded its AUC regulations.

In past years, we have recognized impairments in the carrying value of goodwill. Significant impairment charges could negatively affect our results of operations and shareholders’ equity.

In the past we have had a substantial amount of goodwill on our consolidated balance sheet as a result of historical acquisitions. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. Goodwill that is expected to contribute indefinitely to our cash flows is not amortized but must be evaluated for impairment at least annually. If the carrying value exceeds current fair value as determined based on the discounted future cash flows of the related business, the goodwill or intangible asset is considered impaired and is reduced to fair value via a non-cash charge to earnings. Events and conditions that could result in impairment include adverse changes in the regulatory environment, a reduced market capitalization or other factors leading to reduction in expected long-term growth or profitability. Goodwill impairment analysis and measurement is a process that requires significant judgment. Our share price and any control premium are factors affecting the assessment of the fair value of our underlying reporting units for purposes of performing any goodwill impairment assessment. For the years ended December 31, 2023 and 2022, we recorded goodwill impairment in an amount of $7.4 million and $50.9 million, respectively, related to the Radiology services and Nanox AI reporting units. Significant impairment charges could negatively affect our results of operations and shareholders’ equity.

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

Further, the radiologists that provide our teleradiology services may occasionally subject us to malpractice claims. For example, a complaint was filed against several defendants, including one of our radiologists and USARAD, alleging that such radiologist, in his capacity as an employee of USARAD, was negligent in the interpretation of a PET/CT scan prior to our acquisition of USARAD. Additional claims, suits or complaints relating to services provided by these radiologists may be asserted against us in the future.

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

Our ability to execute our business strategy depends, in part, on the continued and uninterrupted performance of our information technology systems, which support our operations. Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from, among others, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization or similar disruptive problems. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our systems are also subject to compromise from internal threats such as improper action by employees, including phishing attacks or malicious insiders, or by vendors, counterparties and other third parties with otherwise legitimate access to our systems. Our policies, employee training, procedures and technical safeguards may not prevent all improper access to our network or proprietary or confidential information by employees, vendors, counterparties or other third parties. For example, in January 2024, we became aware that we were subject to what we believe was a spear phishing attempt. Although the phishing attack did not have a material adverse effect on our business, a similar event in the future could have a material adverse effect on our business operations, cash flows and financial condition. If any other similar event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. We may not be able to anticipate data breaches, cyber-attacks or other similar incidents, detect or react to such incidents in a timely manner, implement effective preventive measures against such incidents, or adequately remediate any such incident. In addition, we cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

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

We may be subject to claims, litigation and investigations in the future, all of which will require significant management attention, could result in significant legal expenses and may result in unfavorable outcomes, all or any of which could have a material adverse impact on our financial condition and results of operations, harm our reputation or otherwise negatively impact our business.

We have been, and may in the future become, subject to litigation or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition, including securities class actions and shareholder derivative actions, both of which are typically expensive to defend. Such claims and litigation proceedings may be brought by third parties, including our customers, competitors, advisors, service providers, partners or collaborators, employees, and governmental or regulatory bodies.

For example, as previously disclosed, we had two securities class action complaints against us and certain former officers and a director, asserting violations of federal securities laws and seeking unspecified damages. On June 2, 2023, the Company entered into a formal settlement agreement to settle those actions for $8 million. On February 15, 2024, Magistrate Judge Kuo preliminarily requested the parties provide additional information, pursuant to which settlement claims information was submitted by letter on February 29, 2024, and on April 17, 2024, Magistrate Judge Kuo issued a report and recommendation recommending that Judge Kovner grant the motion for final approval of the settlement. The settlement remains subject to court approval among other conditions. In addition, the Division of Enforcement of the SEC previously conducted an investigation to determine whether there had been any violations of the federal securities laws, relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale, among other things. The Company and Ran Poliakine, former Chairman of the Board of Directors of the Company who passed away in January 2024, reached final agreements with the SEC staff to settle this matter, which agreements were approved by the United States District Court for the Southern District of New York in October 2023. The Company paid a civil penalty in the amount of $650,000 and is permanently enjoined from violating Section 17(a)(2) of the Securities Act and Section 13(a) of the Securities Exchange and Rules 12b-20 and 13a-1 thereunder. Mr. Poliakine paid disgorgement of $240,000, together with prejudgment interest of $26,836.39, a civil penalty of $150,000, and was permanently enjoined from violating Section 17(a)(2) of the Securities Act and aiding and abetting any violation of Section 13(a) of the Exchange Act and Rules 12b-20 and 13a-1 thereunder. A complaint was also recently filed against several defendants, including one of our radiologists and USARAD, alleging that such radiologist, in his capacity as an employee of USARAD, was negligent in the interpretation of a PET/CT scan prior to our acquisition of USARAD. In addition, a claim was recently filed in Israel against the Company, Nanox Imaging PLC (“Nanox Gibraltar”) and the deceased Mr. Ran Poliakine, the Company’s previous Chairman, alleging a breach of a consulting agreement between the plaintiff and Nanox Gibraltar. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

The outcome of any litigation and SEC investigation, regardless of its merits, is inherently uncertain and may differ substantially from our expectations. Any claims and lawsuits, and the disposition of such claims and lawsuits, or SEC investigation could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. We may not be able to determine the amount of any potential losses and other costs we may incur due to the inherent uncertainties of litigation and settlement negotiations. In the event we are required or decide to pay amounts in connection with any claims, lawsuits or SEC investigation, such amounts could be significant and could have a material adverse impact on our liquidity, business, financial condition and results of operations. In addition, the outcome of any litigation and SEC investigation, including the collateral effects of the Company’s recent settlement with the SEC as described above, may increase the likelihood of us being subject to potential claims, litigations and investigations, and could have a material adverse impact on our business, liquidity and financing. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both.

\If significant tariffs or other restrictions related to “trade wars” are placed on Chinese imports or any related counter-measures are taken by China, our revenue and results of operations may be materially harmed.

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

Our business is subject to risks arising from changes in domestic and global economic conditions, including adverse economic conditions in markets in which we operate, which may harm our business. For example, the existence of inflation in the economy has resulted in, and may continue to result in, high interest rates and capital costs, limited availability of credit, liquidity shortages and constrained capital spending, increased costs of labor, fluctuations in foreign currency exchange rates, challenging and delayed sales cycles, slower adoption of new technologies, increased price competition and other similar effects. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

Geopolitical risks, including those arising from trade tension and/or the imposition of trade tariffs, terrorist activity or acts of civil or international hostility, are increasing. Similarly, the ongoing military conflict between Russia and Ukraine has had negative impacts on the global economy, including by contributing to rapidly rising costs of living (driven largely by higher energy prices) and created uncertainty in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. The Russian military actions and the resulting sanctions could have a negative impact on supply chains, our MSaaS agreements relating to Russia and Belarus or the region and adversely affect the global economy and financial markets. Any of the abovementioned factors could affect our business, prospects, financial condition and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

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

In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, on March 6, 2024, the SEC adopted final rules under SEC Release No. 33-11275: The Enhancement and Standardization of Climate-Related Disclosures for Investors, requiring companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors. On April 4, 2024, the SEC determined to voluntarily stay the final rules pending certain legal challenges.

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

We generally enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with parties with whom we conduct business, in order to limit access to, and the disclosure and use of, our proprietary information. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our intellectual property. In addition, those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. Further, these contractual arrangements would not prevent independent development of similar intellectual property by others.

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

Our registered and unregistered trademarks or trade names are valuable assets and may be challenged, infringed, circumvented or declared generic or determined to infringe third party’s marks. We may not be able to protect our rights to these trademarks and trade names, which may be necessary to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. For example, the Sheba Fund for Health Services and Research filed four trademark applications for the word ARC and for three additional logos, and Intel Corporation filed a trademark application for the work ARC, with the Israeli Patent Office. These applications were published for possible opposition, and the Company filed oppositions, claiming that the marks are confusingly similar to its own trademark. The Company is currently negotiating with both Sheba and Intel, but such efforts by the Company to protect its trademarks may be ineffective. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. We have not conducted any registrability studies for possible future trademarks to assess whether such marks would be successfully registered. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. In addition, we may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and adversely affect our competitive position, business, financial condition, results of operations and prospects.

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

We may be required to pay milestones and royalties related to our development or commercialization activities of our products utilizing the technologies licensed or sublicensed from third parties under license agreements we may enter into with them. These payments could adversely affect our overall profitability related to any future products that we may seek to develop or commercialize. In order to maintain our license rights under our license agreements, we may need to meet certain specified milestones or fulfill certain obligations, including to devote a certain amount of resources, in the development of our products. In addition, we may be required to pay certain percentages of our revenues, relating to certain supply agreements we are party to. Failure to satisfy such obligations could result in the termination of our rights under such agreements.

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

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (the “Patent Law”), inventions conceived by an employee in the course and as a result of, or arising from, his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. An employee may waive the right to receive consideration for “service inventions” and case law has held that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties in accordance with general Israeli contract law. Further, there is no specific formula for calculating this remuneration. Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may still face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

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

We continue to implement a multi-step approach to the regulatory clearance process. We submitted a 510(k) premarket notification for the Nanox Cart X-Ray System, a single-source version of the Nanox.ARC, to an accredited Review Organization under the Third Party Review Program in January 2020. On April 1, 2021, we received clearance from the FDA to market our Nanox Cart X-Ray System. On April 28, 2023, we received a 510(k) clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD), a multi-source Nanox.ARC 3D digital tomosynthesis system, as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicians. We plan to seek additional clearances or approvals for additional uses of the currently cleared Nanox System, or for future versions of the Nanox System.

We are in the early stages of commercializing the FDA-cleared Nanox.ARC and the Nanox.CLOUD as the Nanox System, and we may also commercialize one or more future versions of our Nanox System, once cleared or approved. Any modification to these systems that has not been previously cleared may require us to submit a new 510(k) premarket notification and obtain clearance, or submit De-novo or PMA and obtain FDA approval prior to implementing the change. Specifically, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of De-novo or a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, including new or additional clinical trial requirements, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

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

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. If we fail to remain in compliance with applicable European laws and directives, we would be unable to affix the CE mark, which we intend to obtain for some of our products, which would prevent us from selling them within the EEA.

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

Our existing products are, and we expect our future products will be, cleared by the requisite regulatory authorities for specific indications. For example, on April 28, 2023, we received a 510(k) clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers, and other medical practices by trained radiographers, radiologists, and physicians. We train our marketing personnel and direct sales force to not promote our devices for uses outside of the FDA-approved indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label. Furthermore, the use of our devices for indications other than those approved by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among healthcare providers and patients.

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

Compliance with continuously evolving privacy laws and regulations, including laws and regulations governing processing of personal information, and our actual or perceived failure to comply with such laws and regulations may result in significant liability, negative publicity, and/or erosion of trust and could have an adverse effect on our revenues, our results of operations and financial condition.

We expect to receive health information and other highly sensitive or confidential information and data of patients and other third parties (e.g., healthcare providers who refer patients for scans), which we expect to compile and analyze. While we have adopted measures to ensure that any such data will be transferred to us, to the extent possible, in a de-identified or anonymized manner, collection and use of this data may still raise privacy and data protection concerns, which could negatively impact our business. There are numerous federal, state and international laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data. These laws and regulations are becoming more complex and/or prevalent in the United States, Europe, Israel, and elsewhere. The regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and this or other actual or alleged obligations may be interpreted and applied in a manner that we may not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or practices including ours. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of relevant users for the collection, use, retention, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and products, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process patients’ data or develop new services and features.

In particular, there have been laws and regulations adopted throughout the United States and in Israel that impose new obligations in areas such as privacy. In the United States, privacy and data security laws are also complex and changing rapidly. Further, laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach, and compliance with them in the event of a widespread data breach is complex and costly. Both federal and state legislation, U.S. Congress and individual states also govern the collection, use and other processing of personal data. For example, the California Consumer Privacy Act (“CCPA”), provides data privacy rights for California residents and operational requirements for covered companies. Among other things, companies covered by the CCPA must provide new disclosures to California residents and afford such residents the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In addition, the California Privacy Rights Act (“CPRA”), which took effect in January 2023, has expanded the rights granted under the CCPA and imposes additional requirements. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulations (for example, the Virginia Consumer Data Protection Act (“VCDPA”), which took effect on January 1, 2023,the Colorado Privacy Act (“CPA”), which took effect on July 1, 2023, the Connecticut Data Privacy Act (“CDPA”) which took effect on July 1, 2023 and the Utah Consumer Privacy Act (“UCPA”), which took effect on December 31, 2023) that impose new privacy rights and obligations that resemble the CCPA and CPRA. More generally, some observers have noted that the CCPA, CPRA, VCDPA, CPA, CDPA and UCPA could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business.

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

Another example of recent U.S. data security requirements is the Food and Drug Omnibus Reform Act (“FDORA”), enacted in December 2022, which, among other provisions, requires developers of certain “cyber devices” to design and implement plans to monitor, identify and address cybersecurity vulnerabilities of those devices and to submit those plans to the FDA as part of every new product application for a cyber device. “Cyber devices” are defined as devices that include software, connect to the internet, and contain any technological features that could be vulnerable to cybersecurity threats. This provision entered into effect on March 29, 2023, and the FDA expects sponsors of cyber devices to comply with these requirements as of October 1, 2023.

Internationally, many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data, as well as certification requirements for the hosting of health data specifically. For example, the European Union’s General Data Protection Regulation (2016/679) (“EU GDPR”) governs certain collection and other processing activities involving personal data about data subjects in the European Economic Area (“EEA”). The EU GDPR, supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, imposes stringent European Union data protection requirements and provides for significant penalties for noncompliance, ranging from €10 million to €20 million or 2% to 4% of our annual global revenue, whichever is higher. In the UK, we are subject to the UK General Data Protection Regulation and the United Kingdom’s Data Protection Act 2018 (the “UK GDPR”), under which penalties for noncompliance range from £8.7 million to £17.5 million or 2% to 4% of our annual global revenue, whichever is higher. Our UK and EEA operations are exposed to two parallel regimes, each of which may subject us to increased compliance risk based on differing, and potentially inconsistent or conflicting, interpretation and enforcement by regulators and authorities. The UK GDPR is currently substantially unvaried from the EU GDPR but is likely to be subject to divergence from the EU GDPR over time as demonstrated by the Data Protection and Digital Information (No. 2) Bill which is under the UK Parliament’s consideration and expected to come into force in 2024. Given the EU GDPR and UK GDPR are separate regimes, fines could arise under each in respect of a single incident, to the extent it affects European Economic Area (EEA) and UK personal data.

Under the EU GDPR and the UK GDPR, our processing of health data and other highly sensitive data (referred to as “special category data” in those regulations) exposes us to further compliance risk. We carry out records or processing activity mapping (“ROPA”) and prior to processing personal sensitive data from EEA or UK individuals, we will conduct a data protection impact assessment (“DPIA”) in connection with our high-risk processing activities and implement appropriate safeguards and mechanisms to ensure adequate protection of the personal data, in order to comply with GDPR/UK GDPR.

Additionally, the EU GDPR and the UK GDPR (collectively, the “GDPR”) includes restrictions on cross-border data transfers of personal data outside of the EEA and the UK (as applicable) to third countries whose laws do not ensure an adequate level of protection, unless a valid data transfer mechanism has been implemented or an Article 49 GDPR derogation applies. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. In July 2020, the EU-US Privacy Shield was invalidated as a valid personal data transfer mechanism and on June 27, 2021, June 27, 2021, the European Commission published a new set of modular standard contractual clauses (the “New SCCs”). The New SCCs must be used for all relevant transfers of personal data outside the EEA (since December 27, 2022). Although the European Commission adopted an adequacy decision for the UK on 28 June 2021, allowing the continued flow of personal data from the EEA to the UK, this decision will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision. The decision will be regularly reviewed by the European Commission going forward and may be revoked if the UK diverges from its current data protection laws and the European Commission deems the UK to no longer provide adequate protection of personal data. On March 21, 2022, the UK implemented its own UK-specific international data transfer agreement (“IDTA”) and addendum to the New SCCs (“UK Addendum”). For all contracts involving transfers of UK-originated data entered into after September 21, 2022, organizations which transfer UK personal data are required to use the IDTA, or the New SCCs together with the UK Addendum. Existing contracts involving transfers of UK-originated data relying on standard contractual clauses must be migrated to the IDTA, or the New SCCs together with the UK Addendum by March 21, 2024. On July 11, 2023, the European Commission entered into force its adequacy decision for the EU-US Data Privacy Framework (a new framework for transferring personal information from the EEA to the United States), having determined that such framework ensures that the protection of personal information transferred from the EEA to the US will be comparable to the protection offered in the EU. The UK has also approved a UK extension to the EU-US Data Privacy Framework, which were laid before Parliament on 21 September 2023 and come into force on 12 October 2023. However, this decision will likely face legal challenges and ultimately may be invalidated by the Court of Justice of the European Union (“CJEU”), just as the EU-US Privacy Shield was. The cross-border data transfer landscape in the EEA and UK is continually developing, and we are monitoring these developments. We may, in addition to other impacts, experience additional costs associated with increased compliance burdens and be required to engage in new contract negotiations with third parties that aid in processing data on our behalf or localize certain data.

The GDPR also imposes conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court decisions and regulators’ recent guidance are driving increased attention to cookies and tracking technologies and the online behavioral advertising ecosystem. This could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. In addition, regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users. Finally, the current national laws that implement the e-Privacy Directive are highly likely to be replaced across the EU (but not the UK) with a EU regulation known as the e-Privacy Regulation which, though still in development, will if adopted, impose new obligations on the use of personal data in the context of electronic communications, particularly in relation to online tracking technologies, and significantly increase regulators’ ability to impose fines for non-compliance.

Further, the European Commission regularly re-examines its adequacy decisions, including its Decision 2011/61/EU regarding the adequacy of Israeli law. On January 15, 2024, the European Commission successfully concluded its review of 11 existing adequacy decisions. These decisions had been adopted under the EU data protection legislation that preceded the EU GDPR. The European Commission has determined that personal data transferred from the European Union to Andorra, Argentina, Canada, Faroe Islands, Guernsey, the Isle of Man, Israel, Jersey, New Zealand, Switzerland and Uruguay, continues to benefit from adequate data protection safeguards. Therefore, the adequacy decisions adopted for these eleven countries and territories remain in place and data can continue to flow freely to these jurisdictions. In addition, while the European Commission adopted an adequacy decision for the UK on June 28, 2021, allowing the continued flow of personal data from the EEA to the UK, this decision will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision. The decision will be regularly reviewed by the European Commission going forward and may be revoked if the UK diverges from its current data protection laws and the European Commission deems the UK to no longer provide adequate protection of personal data.

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

In addition, failure to comply with the Israeli Privacy Protection Law 1981 and its regulations, as well as the guidelines of the Israeli Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and, in certain cases, criminal liability. Current pending legislation may result in a change to the current enforcement measures and sanctions.

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

There have also been privacy bills enacted in other countries around the world which have introduced new or expanded privacy, security, cyber-security and artificial intelligence (“AI”) requirements and we expect that legislation will continue to evolve in the coming years. For example, the rising adoption of AI and Generative AI in daily operations and products poses additional and new risks, including, without limitation, data privacy and security risks, intellectual property infringement, ownership issues and/or confidentiality issues. Threats include potential data leaks, social engineering attacks, and decision-making based on manipulated information. Growing regulatory requirements for information security and data protection add to the challenge. Therefore, it is difficult to determine whether and how such existing laws and regulations will apply to and impact the internet and our business. As a company that provides AI-based solutions and utilizes AI in our products and services, we are subject to regulatory and legal risks related to the use of AI. The development, deployment and use of AI technologies are subject to a variety of evolving laws and regulations, which may differ across jurisdictions and may evolve over time. Our failure to comply with these laws and regulations could result in legal liability, regulatory enforcement actions, negative publicity and damage to our reputation. For example, the EU Artificial Intelligence Act (the “EU AI Act”) will impose specific obligations on AI manufacturers and developers (including, by listing prohibited activities, high-risk activities and general purposes AI models), which are expected to be effective from Spring 2024, with the bulk of the obligations being in force two years thereafter. Additionally, the AI Liability Directive and AI-specific amendments to the existing EU product liability regime will develop the liability regime for harm caused by the use of an AI model. Among other things, the EU AI Act may require us to implement additional quality assurance controls and measures to be reviewed and approved by regulatory submissions of our products. The UK also published its response to an earlier white paper on AI Regulation on February 6, 2024, setting out proposals for an AI governance framework which existing regulators would apply within their existing remits. Further, on March 25, 2024, the Artificial Intelligence (Regulation) Bill was proposed to the UK Parliament, aimed at establishing an AI authority to oversee the regulatory approach to AI. Any additional costs and penalties associated with increased compliance, enforcement and risk reduction could make certain offerings less profitable or increase the difficulty of bringing certain offerings to market or maintaining certain offerings.

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

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in September 2023, the FDA issued three draft guidances intended to strengthen and modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the draft guidances recommend best practices for selecting a predicate device to encourage the evolution of safer and more effective medical devices in the 510(k) program and clarify when clinical data may or may not be needed to support a 510(k) submission. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current clearances, or otherwise create competition that may negatively affect our business.

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

Some of the provisions of the ACA have yet to be fully implemented, and certain provisions have been subject to judicial and Congressional challenges. For example, the Tax Cuts and Jobs Act enacted on December 22, 2017, or TCJA, eliminated the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Internal Revenue Code of 1986, commonly referred to as the “individual mandate,” effective January 1, 2019. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA were invalid as well. On June 17, 2021, the Supreme Court held that state and individual plaintiffs did not have standing to challenge the individual mandate provision of the ACA; in so holding, the Supreme Court did not consider larger constitutional questions about the validity of this provision or the validity of the ACA in its entirety. Another case challenging the ACA’s requirement that private insurers cover certain preventative services is currently pending before the Texas District Court Judge. The Texas District Court Judge struck down this requirement with immediate nationwide effect on March 30, 2023, and the parties appealed the decision to the U.S. Court of Appeals for the Fifth Circuit. Oral arguments were held on March 2024, and it is unclear when or how the Court will rule or how this decision and appeal, subsequent decisions and appeals, and other efforts to challenge, repeal or replace the ACA, or portions thereof, will affect our future products or our business. It is possible that the ACA, as currently enacted or as it may be amended in the future, and other healthcare reform measures that may be adopted in the future, could have an adverse effect on our industry generally and on our ability to commercialize our future products and achieve profitability.

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

Risks Related to Owning Our Ordinary Shares

Our share price may be volatile, and you may lose all or part of your investment.

The market price for our shares may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in results of operations;

●	actual or anticipated changes in our growth rate relative to our competitors, as well as announcements by us or our competitors of significant business developments, changes in relationships with our target customers, manufacturers or suppliers, acquisitions or expansion plans;

●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public, as well as variance in our financial performance from the expectations of market analysts;

●	issuance of new or updated research reports or short reports by securities analysts or other market participants;

●	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

●	additions or departures of key management or other personnel;

●	our involvement in claims, litigation and investigations;

●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technology;

●	announcement or expectation of additional debt or equity financing efforts;

●	sales of our ordinary shares or other securities by us, our insiders or our other shareholders, or the perception that these sales may occur in the future;

●	the trading volume of our ordinary shares;

●	market conditions in our industry;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic, market or political conditions in the United States or elsewhere.

In particular, the market prices of pre-commercial-stage companies like ours have been highly volatile due to factors, including, but not limited to:

●	our ability to develop and commercialize our technology and future products or services;

●	developments or disputes concerning our product’s intellectual property rights;

●	our or our competitors’ technological innovations;

●	fluctuations in the valuation of companies perceived by investors to be comparable to us;

●	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new technologies or patents;

●	failure to complete significant transactions or collaborate with vendors in manufacturing our product; and

●	proposals for legislation that would place restrictions on the price of medical therapies.

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

We plan to reinvest all of our future earnings, to the extent we have earnings, in order to develop and commercialize our technology and products and to cover operating costs, finance operations and to otherwise become and remain competitive. We have never declared or paid any dividends on our ordinary shares and we do not plan to pay any cash dividends with respect to our securities in the foreseeable future. As we are an initial launch-stage company with limited operating history, we may not be able to generate, at any time, sufficient surplus cash that would be available for distribution to the holders of our ordinary shares as a dividend. Therefore, you should not expect to receive cash dividends on the ordinary shares we are offering. Consequently, investors may need to rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In addition, the Companies Law imposes restrictions on our ability to declare and pay dividends. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See “Item “10. Additional Information—E. Taxation—Taxation of Our Shareholders—Dividends” for additional information.

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

From time to time, certain of our shareholders are eligible to sell all or some of their ordinary shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate shareholders may sell freely after six months subject only to the current public information requirement (which disappears after one year). Of the 57,779,033 ordinary shares outstanding as of March 31, 2024, approximately 51,627,021 ordinary shares have been registered under the Securities Act and are freely transferable by persons other than our “affiliates” without restriction or additional registration; the remaining shares outstanding have not been registered under the Securities Act and may be offered or sold only pursuant to an effective registration statement or pursuant to an available exemption from the registration requirements. As of March 31, 2024, approximately 52,529,467 of our ordinary shares are held by “non-affiliates” and are freely tradable without restriction pursuant to Rule 144. In addition, a certain shareholder has the ability to cause us to register the resale of its shares issuable upon exercise of certain warrants under the Registration Rights Agreement (as defined below). See “Item 10. Additional Information—C. Material Contracts” for a description of the registration rights. Any substantial sale of our ordinary shares pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our ordinary shares.

In addition, as of March 31, 2024, there were three outstanding warrants to purchase a total of 4,455,301 ordinary shares, with exercise prices ranging from $18.00 per share to $20.87 per share. As of March 31, 2024, there were 5,105,030 ordinary shares issuable upon the exercise of options to purchase ordinary shares outstanding under our 2019 Equity Incentive Plan (as defined below), at a weighted average exercise price of $13.25 per share, and 1,218,520 additional ordinary shares reserved for future issuance under our 2019 Equity Incentive Plan. The warrants are exercisable immediately and expire on various dates. More convertible securities may be granted in the future to the Company’s officers, directors, employees or consultants or as part of future financings. The exercise of outstanding options and warrants will dilute the percentage ownership of the Company’s other shareholders.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2023. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

It is likely that we will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

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

A non-U.S. corporation’s PFIC status is a factual determination made annually after the close of each taxable year. Because the PFIC income test described above is based on a non-U.S. corporation’s gross income and not its net income, a non-U.S. corporation in the early stages of its business, such as our company, can be treated as a PFIC in those taxable years before it has sufficient operating revenue as a result of earning any amount of interest or other passive income. As a result, we believe that we will technically be classified as a PFIC for the taxable year ended December 31, 2023. Depending upon the composition of our income and assets and the market price of our ordinary shares during 2024 and subsequent taxable years and whether we start generating a substantial amount of active revenue, we could continue to be classified as a PFIC for 2024 and subsequent taxable years if we are classified as a PFIC for 2023. In addition, it is possible that any subsidiary that we own would also be classified as a PFIC for such taxable years.

If we were classified as a PFIC for any taxable year during which a U.S. Holder (as defined below) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations.”

Risks Related to Our Operations in Israel

Conditions in Israel, including the ongoing war between Israel and Hamas and other conflicts in the region, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

Because a significant part of our operations are conducted in Israel and a majority of the members of our board of directors and management as well as many of our employees and consultants, including employees of our service providers, are located in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers. These attacks resulted in extensive deaths, injuries, and kidnapping of civilians and soldiers, as well as evacuations of tens of thousands of civilians from their homes. Following the attacks, Israel’s security cabinet declared war against Hamas and commenced a military campaign. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and most recently with Iran. It is possible that these hostilities will escalate in the future into a greater regional conflict, and that additional terrorist organizations and countries will actively join the hostilities.

The scope, intensity and duration of the current war are difficult to predict, as are the economic implications on our business and operations and on Israel’s economy in general. For example, these events may be intertwined with wider macroeconomic factors relating to a deterioration of Israel’s economic standing that may involve, for instance, a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”). Any of these implications on Israel’s economy or financial conditions may have an adverse effect on our ability to effectively conduct our operations.

Further, as an Israeli company, there is a heightened risk of cyberattacks on our and our supply chain’s IT networks by our adversaries in general, and more so as a result of a war. Although the current war has not materially impacted our business or operations as of the date of this report, any escalation or expansion of the war could have a negative impact on both global and regional conditions and may adversely affect our business, financial condition and results of operations.

As a result of the war, several hundred thousand Israeli military reservists were drafted to perform immediate military service. As of March 31, 2024, 12 of our employees (out of 164 employees as of such date) have been called to service, of which none were part of the executive management of one of our subsidiaries. Additional employees may be called for service in the current or future wars or other armed conflicts in which Israel is or may become engaged and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which disruptions may materially and adversely affect our business and results of operations. Additionally, the absence of employees of our Israeli suppliers and contract manufacturers due to their military service in the current or future wars or other armed conflicts may disrupt their operations, which in turn may materially and adversely affect our ability to deliver or provide products and services to customers.

The current hostilities with Hamas, Hezbollah, Iran and other organizations and countries have included and may include various methods of armed attacks that have already caused and may cause further damage to private and public facilities, infrastructure, utilities, and telecommunication networks. This may require the temporary closure of our offices or facilities or affect our employees’ ability to work, negatively impacting our operational capacity and disrupting supply chains that impact our ability to conduct business efficiently, thereby leading to increased costs associated with alternative solutions or contingency measures. Such attacks may also pose risks to the safety and effectiveness of our workforce and impair our ability to maintain business continuity, which would likely result in substantial direct and indirect costs that may not be recoverable from our commercial insurance. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

In addition, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products and provide our services to companies and customers in these countries. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods and services. Such efforts, particularly if they become more widespread, may materially and adversely impact our ability to sell and provide our products and services outside of Israel.

Furthermore, following Hamas’ attack on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. The Red Sea is a vital maritime route for international trade traveling to or from Israel. As a result of such disruptions, we may experience in the future delays in supplier deliveries, extended lead times, increased cost of freight, increased insurance costs, and increased materials and manufacturing labor costs. The risk of ongoing supply disruptions may further result in delayed deliveries of our products.

Further, Israel has held five general elections between 2019 and 2022, and prior to the Hamas attack in October 2023, the Israeli government had been pursuing legislative changes, which, if adopted, will alter the current state of separation of powers among the three branches of government and, as a result, have sparked a considerable political debate. Many individuals, organizations and institutions, within and outside of Israel, voiced concerns over the potential negative impacts of such changes and the controversy surrounding them on the business and financial environment in Israel. Such negative impacts may include, among other things, increased interest rates, currency fluctuations, inflation, civil unrest and volatility in the securities markets, which could adversely affect the conditions in which we operate and potentially deter foreign investors and organizations from investing or transacting business with Israeli-based companies. To date, these initiatives have been substantially put on hold, but if such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, or if any of the foregoing negative impacts were to materialize, it may have an adverse effect on our business, our results of operations and our ability to raise additional funds.

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

Our amended and restated articles of association contain exclusive forum provisions for certain claims, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

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

On November 2, 2021, the Company completed the acquisition of 100% of the shares of USARAD Holdings, Inc., a Delaware corporation (“USARAD”), pursuant to the terms of the Stock Purchase Agreement, dated October 25, 2021 (the “USARAD SPA”), among the Company, USARAD, Dr. Michael Yuz, other holders of capital stock of USARAD and holders of USARAD options. USARAD is a U.S.-based teleradiology company with approximately 60 U.S. certified radiologists in its network. At closing, the Company (through a wholly-owned subsidiary) purchased 100% of the shares of USARAD on a fully diluted basis for $7,300,000 in cash and 496,545 ordinary shares. In addition, upon the successful achievement of certain milestones related to profitability, EBITDA and other operational performance metrics, the Company undertook to pay additional cash consideration in the amount of up to $2,000,000 and stock consideration in the amount of up to $6,500,000 at a per share value determined by the average of: (i) the volume weighted average closing share price of the 30 trading days prior to the relevant milestone completion, and (ii) the volume weighted average closing share price of the 30 trading days ending on August 6, 2021.

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

Our principal executive offices are located at Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602, and our telephone number is +972 3 37359202. Our website address is http://www.nanox.vision. The information contained therein or connected thereto shall not be deemed to be incorporated into this annual report on Form 20-F. Our agent for service of process in the United States is CT Corporation System.

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

On July 23, 2023, we entered into a securities purchase agreement with a single institutional investor for the purchase and sale of 2,142,858 of the Company’s ordinary shares together with warrants to purchase up to 2,142,858 ordinary shares at a combined purchase price of $14.00 per share, in a registered direct offering. The warrants have an exercise price of $19.00 per share, are exercisable immediately upon issuance and will expire five years from issuance. The closing of the offering occurred on July 26, 2023, and the gross proceeds from the offering were approximately $30 million, excluding any proceeds that may be received upon the exercise of the warrants, before deducting placement agent fees and other offering expenses payable by the Company.

B. Business Overview

Overview

Early detection saves lives—and we at Nanox are focused on applying our proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. We are developing an end-to-end imaging service solution, which includes the Nanox System, comprised of the Nanox.ARC, our FDA cleared medical device, using our novel MEMs X-ray source technology, and the Nanox.CLOUD, a companion cloud software. Our offerings also include AI solutions and teleradiology services. Our vision is to increase early detection of medical conditions that are discoverable by X-ray by improving access to imaging, reducing imaging costs and enhancing imaging efficiency, which we believe is key to increasing early prevention and treatment, improving health outcomes and, ultimately, saving lives.

Our imaging solution is designed as a modular open system, and we are exploring the expansion of the solution to include additional components, which may be developed by us or third parties. We are exploring additional collaboration opportunities as well.

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

Following clearance from the FDA, and if cleared by similar regulatory agencies in other jurisdictions, we plan to market and deploy the Nanox System globally at a substantially lower cost than currently available medical imaging systems, such as legacy X-ray and Computerized Tomography (“CT”) systems, because our digital X-ray source allows the Nanox.ARC to have a simpler structure without the costly cooling equipment used in legacy X-ray systems or the complex rotating mechanism used in CT devices. See “—Our Technology—The Nanox System.” We believe that the Nanox System could increase the accessibility and affordability of early-detection medical imaging systems worldwide, substantially reduce wait-times for imaging results and increase early detection rates compared to currently employed imaging process protocol.

We continue to implement a multi-step approach to the regulatory clearance process for the Nanox System. On April 1, 2021, we received clearance from the FDA to market our Nanox Cart X-Ray System, a single-source version of the Nanox.ARC. On April 28, 2023, we received a 510(k) clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD), a multi-source 3D digital tomosynthesis system, as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicians. We plan to seek additional clearances or approvals for additional uses of the currently cleared Nanox System, or for future versions of the Nanox System.

On November 22, 2023, Nanox.ARC received approval from the Medical Device Division of the Ministry of Health in Israel (the regulatory body that oversees medical devices in Israel). As such, Nanox.ARC is now registered as a commercial medical device in the Israeli market. Following this approval, the Israeli Ministry of Health granted Nanox.ARC a free sale certificate which is a requirement for regulatory submission in some markets. In addition, in Ghana, our local partner has obtained approval from the Ghana Food and Drug Authority (the GFDA), and started the clinical scanning of patients.

We have also initiated the process to obtain CE marking for the marketing and sale of our Nanox.ARC (including the Nanox.CLOUD) in the European Union. We have engaged with BSI Group, an accredited Notified Body in the United Kingdom, for an eventual CE marking review and approval.

We expect that the Nanox System will enable us to accumulate a significant number of medical images, which have the potential to be used by collaborators, such as medical AI-analytics companies, through machine learning algorithms to increase the probability of early disease detection.

U.S. go-to-market. Based on market analysis of the U.S. market by clinicians, imaging administrators and directors, stakeholders recognize the clinical benefits of the Nanox System and its more affordable approach to advanced imaging technology. Furthermore, outpatient facilities, such as skilled nursing facilities, freestanding emergency clinics, and pulmonary clinics showed interest in adopting the Nanox System. Specifically, because such facilities typically do not have CT capabilities, we believe such facilities view the Nanox System as a more affordable way to keep patients in-house for advanced imaging needs, combined with a 2D X-ray. Outpatient facilities also expressed potential interest in our MSaaS business model, which we believe could reduce the risk of an upfront purchase because the cost is based on actual use. We believe that gathering further clinical evidence will strengthen the support for our technology. Our current U.S. go-to-market strategy is comprised of three primary components: customer targeting, building a sales team and using a hybrid business model.

In terms of customer targeting, we believe several factors impact willingness to adopt our system, including the type of facility, its current imaging capabilities and imaging volumes, and geographic location, namely rural vs. urban. We aim to strategically engage segments that show early adoption potential, such as orthopedic clinics, skilled nursing facilities, freestanding emergency departments and urgent care facilities. We intend to continue to build clinical evidence particularly within the U.S. market, to support the adoption of our system, as well as reimbursement mechanisms, specifically with commercial payers. We’ve strategically realigned our focus to enhance our presence in the U.S. market, such that our initial efforts in commercialization and deployment within the U.S. will be concentrated on select states. This approach allows us, in the near term, to optimize customer service, delivery and support. To execute our strategy, we have allocated internal sales resources and we are planning to leverage the USARAD network, in order to accelerate our initial penetration in the market. Furthermore, we are in the process of expanding a U.S.-based sales and service team that will seek to generate leads, close sales, manage relationships, and provide services for the Nanox System installed base. We are also in the process of engaging with independent service providers to provide service in remote areas and to decrease equipment downtime. We expect that other operational needs (such as medical affairs, regulatory, billing, finance and contracting) will be supported by the existing international Nanox organization.

For our business model in the U.S., we intend to use a hybrid approach combining a usage-based MSaaS model with a CapEx model to help promote adoption, based on different segments. We have designed a training program to promote the Nanox System. We also intend to use a combination of pilot sites, training, sales and marketing efforts to help meet customer needs. These aspects of our business strategy will require us to hire additional experienced healthcare business-development professionals who will be charged with raising awareness of the Nanox System among physicians, hospitals, urgent care operators, and large health systems throughout the U.S.

Following a U.S. Reimbursement Landscape Assessment for Nanox.ARC, it was found that the existing CPT code 76100 “Radiologic examination, single plane body section (eg, tomography), other than with urography” would be a viable option to report tomosynthesis procedures utilizing the Nanox.ARC. Nanox.ARC users would be able to report with appropriate ICD-10-PCS code(s). These ICD-10-PCS codes are for reporting services and procedures performed in the inpatient hospital site of service. For the Nanox.ARC, clinics or hospitals operating it can use the CPT code 76100 for reporting. Regarding reimbursement rates, for physicians using the Nanox.ARC, the Medicare national average payment was $87.75 (using Conversion Factor $32.7442, from the National Physician Fee Schedule Relative Value File January Release, January 3, 2024). For hospital outpatients, the 2023 Medicare national average payment was $104.87. Third-party payors may impose limits on coverage or reimbursement for diagnostic imaging services, including denying reimbursement for tests that do not follow recommended diagnostic procedures or can only be billed using an unlisted or miscellaneous code. Prior authorization is required for certain advanced imaging services through CMS’ Appropriate Use Criteria (AUC) program and private payer prior authorization programs. Currently, although there are no AUCs for tomosynthesis in general radiography, we plan to monitor the CMS AUC Program and Private Payers Prior Authorization process for radiology procedures for any change.

The Nanox Systems have been installed at several medical imaging and diagnostic testing centers in New Jersey, New York, Florida and Kansas as well as in a technical and training center in Georgia. The Nanox System serves patients awaiting referral in New Jersey and Kansas, having passed all required tests for each state conducted by a licensed and certified physicist. Clinical operation of the Nanox System will begin in the remaining sites, pending certification from the corresponding state’s regulatory body.

Nanox.MARKETPLACE. Nanox.MARKETPLACE (formerly known as the MDW platform), which we acquired from MDWEB in November 2021, is our proprietary decentralized marketplace that connects imaging facilities with radiologists and enables radiologists to provide, and customers to obtain, remote interpretations of imaging data. The platform was designed by radiologists for the imaging industry. The radiologists connecting to Nanox.MARKETPLACE include those radiologists who are part of our network and provide teleradiology services through USARAD, as well as other radiologists, all of whom undergo an accreditation process that we perform and are required to be certified by the American Board of Radiology. Based primarily on customer location and area of specialization, radiologists will be matched to conduct the imaging interpretation. The radiologist receives payment through the platform from the customer upon the delivery of the imaging interpretation. The Nanox.MARKETPLACE service is currently offered on a standalone basis. Additionally, we are in the last stages of incorporating the Nanox.MARKETPLACE into the Nanox System, such that images that were generated by the Nanox.ARC and uploaded to the Nanox.CLOUD, can be streamlined and referred through the Nanox.MARKETPLACE to radiologists for remote reading.

Nanox.CONNECT. In August 2022, we entered into a supply agreement with Re-medi Co Ltd. in order to integrate Remedi’s two-dimensional (“2D”) imaging systems (using traditional X-ray tubes) to the Nanox.CLOUD and the Nanox.MARKETPLACE, creating a mobile 2D X-ray system that enables remote readings of scans with third parties AI-powered imaging analysis and a global teleradiology solution, which we refer to as the “Nanox.CONNECT.” The Nanox.CONNECT is currently deployed in several beta sites worldwide in order to receive local regulatory approvals and explore and evaluate the business model and the potential service.

AI Imaging Solutions. Nanox AI (previously known as Zebra), which we acquired in November 2021, develops machine learning platforms based on its database of over 500 million imaging scans, which facilitates the development of AI medical imaging solutions. Nanox AI has FDA clearance for six radiology AI solutions, CE mark in Europe for five radiology AI solutions and regulatory approvals in other countries for its radiology AI solutions. Nanox AI has been granted over one dozen patents in the field of radiology AI. Nanox AI gathers underutilized image data from CT scans and helps medical service providers focus on patients that, upon findings generated by use of our AI solutions, require additional medical attention.

In February 2024, we received FDA clearance for HealthFLD, an AI software that provides automated qualitative and quantitative analysis of liver attenuation from routine contrast and non-contrast chest and abdomen CT scans in patients between the ages of 18 to 75. HealthFLD is intended to support clinicians in the detection of fatty liver, correlated with hepatic steatosis, an early sign of metabolic dysfunction-associated steatotic liver disease (MASLD), formerly referred to as non-alcoholic fatty liver disease (NAFLD).

We offer FDA cleared AI-based software imaging solutions to hospitals, health maintenance organizations (“HMOs”), integrated delivery networks (“IDNs”), marketplaces, pharmaceutical companies and insurers that are designed to identify or predict undiagnosed or underdiagnosed medical conditions, through the mining of data of existing CT scans. We have entered into collaboration agreements with marketplaces for access and distribution of our Nanox AI solutions, and agreements with IDNs and hospitals with respect to our AI imaging solutions. We currently offer AI imaging population health solutions aimed at identifying underlying findings, which are correlated to osteoporosis, cardiovascular disease and fatty liver to help detect patients at risk for more advanced liver disease such as NASH. With our AI imaging population health solutions, we aim to further our mission to enable preventative healthcare through early detection.

We have received positive feedback from our AI solution collaborators. For example, Corewell Health (formerly Spectrum), a large integrated health system that began using our population health solutions in mid-2022, has fully integrated Nanox AI into their standard of care. Our partnership has demonstrated to be productive and has been extended for an additional term.

The HealthFLD clearance is the third product across the Nanox.AI suite of population health solutions to receive FDA clearance. The FDA previously cleared HealthCCSng, a solution that detects coronary artery calcium (CAC) that presents a risk for coronary artery disease, and HealthOST, a solution that assesses vertebral compression fractures and bone mineral density to support clinicians in the evaluation and assessment of musculoskeletal disease of the spine (such as osteoporosis).

In addition, since the acquisition and completion of integration with Nanox AI, we have begun to develop AI-based features to enhance the images generated by the Nanox System, with the goal of improving diagnostic capabilities for the Nanox System in chest and musculoskeletal imaging. Ultimately, we expect to integrate these AI imaging capabilities, which we refer to as Robodiology, into the Nanox System. Subject to completion of the development and receipt of requisite regulatory approvals, we plan to offer these AI imaging solutions as an optional service to our MSaaS partners.

Teleradiology Services. Following our acquisition of USARAD in November 2021, we offer teleradiology services to customers in the U.S. market and an additional six countries by U.S.-based radiologists, certified by the American Board of Radiology. We offer imaging interpretation services for radiology practices, hospitals, medical clinics, diagnostic imaging centers, urgent care facilities and multi-specialty physician groups and USARAD contracts directly with these customers. In addition, we provide second opinion radiology readings, primarily to consumers and imaging centers. We have a network of approximately 60 independent radiologists in our marketplace, of which 29 are accredited by us through a formal process and are actively providing teleradiology services with us. We provide our teleradiology services to approximately 161 customers representing approximately 232 facilities. We allocate images that we receive from our customers, through our picture archiving and documentation system, to radiologists in our network based on the radiologist’s area of specialization. Payment is made by the customer directly to us based on the number of monthly readings and we pay the radiologist a predetermined fixed fee per reading.

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

Traditionally, an X- ray system (or tube) is based on a thermionic (heat-based) mode of operation where a metal filament needs to be heated up to approximately 2,000°C to generate the electron stream (a “cathode”) that will hit a metal target (an “anode”) to generate the photon-based X-ray stream resulting from that high-energy impact.

Heating the filament to approximately 2,000°C requires the mechanical cathode support systems to withstand high temperatures within a high vacuum, high voltage environment. Tungsten was introduced into the X-ray tube in 1925 for its properties of a high melting point and ductility. The tungsten filaments still used today are critical components of X-ray tubes, but they limit the lifetime of the X-ray tube due to the progressive evaporation of filament material under these high temperatures. At temperatures of up to 2,000°C, the filament evaporates in hot spots close to the peak temperature locations which over time can cause a catastrophic failure of the filament.

Nanox’s technology exhibits the capability to swiftly switch between ON and OFF states within microseconds, a notable advancement compared to traditional filament-based systems that operate in seconds. This feature positions the Nanox.ARC as a formidable solution for both industrial and security applications. Furthermore, the cathode module operates at low voltage, enhancing the overall simplicity of tube operation with the focus grid. The design allows for the incorporation of multiple sources, providing versatility and adaptability to various scenarios and applications.

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

X-ray source KvP / mA decoupling. Our X-ray source is designed to create imaging using one X-ray source chip because there is complete independence and separation between the strength of X-ray penetration and the amount of photons for illumination (referred to as “KvP / mA”). KvP represents the speed of electrons that gives the X-ray its penetrating power, and higher KvP means the X-rays can penetrate higher density materials such as bones. mA represents the amount of photons or brightness levels of the X-ray image. For legacy X-ray sources, KvP / mA ratios were codependent in a linear relationship and each X-ray source could only produce one set of KvP / mA combinations dedicated for a particular use (for example, either tissue images or bone images, but not both simultaneously). We believe our X-ray source technology can produce multi-spectral imaging from one X-ray source, which allows for variable energy levels to be controlled during one scan. Therefore, one source chip can be used for multiple types of scans, such as head-scans, abdomen, mammography and angiograms, involving both soft and hard tissues at variable densities, simultaneously. We believe this multi-spectral imaging could also be applied to real-time video imaging. Our latest working prototype uses up to 160 KvP / mA under lab conditions, and we commercialize the multi-source Nanox.ARC with a range of 40 – 110 KvP / mA.

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

Nanox System

We have developed, and continue to improve, the multi-source Nanox.ARC, a medical device that integrates our proprietary and novel X-ray source. Subject to receiving requisite regulatory approval, the version of the multi-source Nanox.ARC that is being introduced to the market is a 3D tomosynthesis imaging system that produces a 3D reconstruction of the scanned human body part. The Nanox.ARC, using our X-ray source, is designed to produce partial-body scans of various body parts, with remote operation capability, and to have a full kVp / mA energy throughout range as per industry standards, multi-spectral imaging range, as well as cloud connectivity and standard compliance safety mechanisms. It is designed for easy setup and operation with multiple stationary X-ray tubes arranged around the patient. Part of the software used to run the Nanox.ARC is cloud-computing based and integrated with the Nanox.CLOUD, as further explained below.

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

We believe the Nanox System, if cleared and approved by the requisite regulatory authorities in applicable jurisdictions, if successfully deployed, will streamline the entire medical screening process ranging from scanning to support diagnostics, and solve the bottleneck of imaging-to-diagnostics.

We also expect to be able to offer the Nanox System for a substantially lower cost than existing medical imaging systems, which we believe is key to achieving our goal of making early-detection medical imaging systems more accessible globally. We believe our novel X-ray source is crucial to our ability to substantially reduce the manufacturing cost of the Nanox.ARC. Our digital X-ray source generates X-ray radiation that is measurably identical in all key metrics to the X-ray radiation generated by existing analog X-ray sources, but without creating the high temperature that results from the filament used in the analog X-ray tube, thereby eliminating the need for the costly cooling equipment. In addition, our digital X-ray source is designed to enable the Nanox.ARC to have multiple stationary tubes arranged around the patient, which allows for a more simplified structure, as opposed to requiring the heavy, complex, high-precision rotating mechanisms used in legacy CT devices. As a result, we expect that when we will be commercialized at scale, we will be able to offer the Nanox System at a substantially lower cost than the cost of existing medical imaging systems based on analog X-ray sources.

On April 28, 2023, we received a 510(k) clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicians.

Clinical Sites:

We believe that gathering further clinical evidence will strengthen the support for our technology. We utilize clinical data as needed, for market validation, protocols and professional training. Under the Helsinki permit, we started to collect clinical sample images of multiple human body anatomies with a Nanox System that were deployed in the Shamir hospital in Israel. Additionally, we reached an agreement with Beilinson Hospital, a part of the Clalit Health Services, the largest health service organization in Israel, to conduct a human trial designed to assess the diagnostic capabilities of the Nanox System in detecting chest and lung diseases. This trial is currently ongoing.

We expect that the Nanox System, and other Nanox products will enable us to accumulate a significant number of medical images, which have the potential to be used by collaborators, such as medical AI-analytics companies, through machine learning algorithms to increase the probability of early disease detection.

Business Model

We plan to commercialize our X-ray source technology through three simultaneous business models: (i) the Subscription Model, (ii) the CapEx Model (sales) and (iii) the Licensing Model for OEM. We expect the Subscription Model to be our primary business model for the X-ray source technology and the key vehicle to achieving our vision of increasing early detection of medical conditions that are discoverable by X-ray.

The Subscription Model (MSaaS Model)

The foundation of the Subscription Model is our integrated offering of the Nanox.ARC and the Nanox.CLOUD, which we refer to as the Nanox System. Under the Subscription Model, which we also refer to as the MSaaS model (Medical Software as a Service), we expect to sell the Nanox System, following receipt of the requisite regulatory authorities in applicable jurisdictions, at low cost or to provide the system at no cost, and to receive a portion of the proceeds from each scan as the right-to-use licensing fee, and potentially additional fees for usage of the Nanox.MARKETPLACE, AI capability and teleradiology services, with the remaining amount allocated among our partners, including the local operators, radiologists, cloud storage providers, medical AI software providers and others, on a case by case basis. While the actual pricing charged by local operators may be greater than our suggested retail price, the retail price per scan in all markets other than the United States is still expected to be substantially less than the global average. In the United States, we expect the retail price to represent a significant reduction compared to the average cost of a CT scan. We expect the Nanox System to be operated by local operators independent from us, but we would contract with third parties to provide the day-to-day maintenance of the Nanox System.

While we believe our novel X-ray source could provide existing market participants with the paradigm shift needed for preventive healthcare disruption, we also believe existing market participants are not likely to undertake the change-leadership route and will be slow to adopt the MSaaS model.

The CapEx Model (Sales)

In certain countries, we intend to commercialize our X-ray source technology using the CapEx Model to accommodate specific local regulatory requirements. Under this model, we expect to sell the Nanox System, following receipt of the requisite regulatory authorities in applicable jurisdictions, for a one-time charge. We expect this retail price to be higher than the upfront sales price under the Subscription Model but still lower than the cost of existing medical imaging systems. If required by applicable regulatory requirements in any jurisdiction, we may enter into arrangements with third-party cloud vendors, on a case-by-case basis, which will be responsible for providing the cloud services (instead of the Nanox.CLOUD) and will be paid separately by the owner-operators of the Nanox Systems. In addition, we expect to contract with third-party service providers to provide maintenance services for the Nanox Systems at the owner-operators’ own costs.

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

U.S. go-to-market. Based on market analysis of the U.S. market of clinicians, imaging administrators and directors, stakeholders recognize the clinical benefits of the Nanox.ARC and its more affordable approach to advanced imaging techniques. Furthermore, outpatient facilities, such as skilled nursing facilities, freestanding emergency clinics, and pulmonary clinics showed interest in adopting the Nanox.ARC. Specifically, because such facilities typically do not have CT capabilities and we believe such facilities view the Nanox.ARC as a more affordable way to keep patients in-house for advanced imaging needs, combined with a 2D X-ray. Outpatient facilities also expressed potential interest in our MSaaS business model, which may reduce the risk of an upfront purchase because the cost is based on actual use. We believe that gathering further clinical evidence will strengthen the support for our technology. Our current U.S. go-to-market strategy is comprised of three primary components: customer targeting, building a sales team and using a hybrid business model.

In terms of customer targeting, we believe several factors impact willingness to adopt our system, including the type of facility, its current imaging capabilities and imaging volumes, and geographic location, namely rural vs. urban. Our aim is to strategically engage segments that show early adoption potential, such as orthopedic clinics, skilled nursing facilities, freestanding emergency departments and urgent care facilities. We intend to continue to build clinical evidence particularly within the U.S. market, to support the adoption of our system, as well as reimbursement mechanisms, specifically with commercial payers. We’ve strategically realigned our focus to enhance our presence in the U.S. market, such that our initial efforts in commercialization and deployment within the U.S. are concentrated on select states. This approach allows us, in the near term, to optimize customer service, delivery and support. To execute our strategy, we have allocated internal sales resources and we are planning to leverage the USARAD network, in order to accelerate our initial penetration in the market. Furthermore, we are in the process of enhancing a U.S. based sales and service team that will seek to generate leads, close sales, manage relationships, and provide services for the Nanox.ARC installed base. We are also in the process of engaging with independent service providers to provide service needs in remote areas and to decrease equipment downtime. To date, other operational needs (such as medical affairs, regulatory, billing, finance and contracting) are supported by the existing international Nanox organization.

For our business model in the U.S., we intend to use a hybrid approach combining a usage based MSaaS model with a CapEx model to help promote adoption, based on different segments. We have designed a training program to promote the Nanox.ARC. We also intend to use a combination of pilot sites, training, sales and marketing efforts to help meet customer needs. These aspects of our business strategy will require us to hire additional experienced healthcare business-development professionals who will be charged with raising awareness of the Nanox.ARC among physicians, hospitals, urgent care operators, and large health systems throughout the U.S.

Following a U.S. Reimbursement Landscape Assessment for Nanox.ARC, it was found that the existing CPT code 76100 “Radiologic examination, single plane body section (eg, tomography), other than with urography” would be a viable option to report Tomosynthesis procedures utilizing the Nanox.ARC. Nanox.ARC users would be able to report with appropriate ICD-10-PCS code(s). These ICD-10-PCS codes are for reporting services and procedures performed in the inpatient hospital site of service. For the Nanox.ARC, clinics, or hospitals operating it can use the CPT code 76100 for reporting. Regarding reimbursement rates, for Physicians using the Nanox.ARC, the National Medicare average Payment was $87.75 (using Conversion Factor $32.7442, from the National Physician Fee Schedule Relative Value File January Release, January 3, 2024). For Hospital Outpatients, the 2023 Medicare National Payment is $104.87. Note, that third-party payors may impose limits on coverage or reimbursement for diagnostic imaging services, including denying reimbursement for tests that do not follow recommended diagnostic procedures or can only be billed using an unlisted or miscellaneous code. Prior Authorization is required for certain advanced imaging services through CMS’ Appropriate Use Criteria (AUC) program and private payer prior authorization programs. Currently, there are no AUCs for tomosynthesis in general radiography, yet we monitor the CMS AUC Program and Private Payers Prior Authorization process for radiology procedures for any change.

AI Solutions. We currently focus our sales and marketing efforts for our AI solutions in the U.S., EU and UK markets and target large hospitals, HMOs, IDNs, marketplaces, pharmaceutical companies and insurers and third-party market places.

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

We are continuing to explore potential synergies and the expansion of our offerings. We aim to integrate the Nanox.ARC and the Nanox.CLOUD with the Nanox.MARKETPLACE, creating a 3D imaging system that enables remote readings of scans with AI-powered imaging analysis and a global teleradiology solution.

Manufacturing and Supply of the Nanox.ARC

We have optimized the MEMs proprietary manufacturing process and initially used our own equipment in the clean rooms located at the University of Tokyo to manufacture the MEMs X-ray chip. We commenced manufacture of the MEMs X-ray chips at our fabrication facility in Korea, which is expected to meet our currently anticipated manufacturing needs. To secure additional chip supply in anticipation of commercialization scale up and acceleration of manufacturing activity, we recently entered into an agreement with CSEM, a chip maker located in Switzerland. We have proceeded to phase two, lab to fab development, which is expected to manufacture sample and provide production of chips.

We have continued to engage third-party manufacturers and suppliers for the commercial production of our digital X-ray tubes for use in the Nanox.ARC, following receipt of clearance from the FDA in 2023. We are in the process of engaging additional third-party manufacturers and suppliers, and we intend to continue engaging third-party manufacturers and suppliers, following additional clearances and approvals by similar regulatory authorities in other jurisdictions, based on, among other things, cost effectiveness. We are currently developing both ceramic and glass-based digital X-ray tubes for use in the Nanox.ARC. We are working with third parties as well as producing digital ceramic tubes at our Korean facility.

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

In addition, in September 2023 we entered into a manufacture and supply agreement with Varex Imaging Corporation (“Varex”), under which Varex will supply X-ray tubes utilizing the Nanox digital X-ray source for the Nanox.ARC system. The agreement was entered into after Varex completed an assessment of our digital X-ray source. Under the agreement, we may order X-ray tubes from Varex for use in our Nanox.ARC system. Varex agreed to manufacture and supply the X-ray tubes in exchange for payment therefor in the form of a revenue-sharing fee (subject to a minimum annual amount per system) based on the Company’s pay-per-scan revenue from Nanox.ARC systems using Varex X-ray tubes worldwide. Subject to receipt of requisite local regulatory clearance, Nanox has also agreed to use Varex X-ray tubes in a minimum percentage of all Nanox.ARC systems that are deployed and operating.

In an additional step towards optimizing our mass manufacturing capabilities, we are exploring collaboration with other medical equipment manufacturers for Nanox.ARC system assembly at scale.

MSaaS Agreements for the Nanox System

Outside the U.S. market, we have entered into 13 MSaaS agreements to deploy a total of 7,125 Nanox Systems in 19 regions, including in Europe, South and Central America, Asia, Australia, New Zealand, Russia and Africa. Under the current terms of each agreement, we grant the other party a limited, non-transferable, sub-licensable right to access and operate the Nanox System in the region applicable for such party. We undertake to provide a specified number of Nanox Systems to each entity based on agreed shipment schedules, subject to local regulatory approval and material compliance with acceptance test protocol (the “Conditions Precedent”). The other party undertakes to deploy the Nanox Systems to provide a minimum number of scans per year (generally based on 7 scans per day and 23 days per month) on a pay-per-scan basis, and to pay a minimum annual fee (including payments to our partners) ranging from approximately $2 million to $58 million, or approximately $155 million in total, excluding the payments to our partners. The MSaaS agreements, subject to certain conditions, require each of our counterparties to deliver to us a standby letter of credit or financial guarantee in the amount equal to the minimum annual fee in favor of us after receipt of the Conditions Precedent. However, there can be no guaranty that our counterparties will be able to obtain such letters of credit or financial guarantees. In addition, a majority of our MSaaS agreements are exclusive; however, under several agreements, we may seek alternative partners in the applicable region while maintaining the possibility to eventually resume the agreement, if the requisite regulatory authorizations are received.

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

While we have commenced the deployment in the U.S. market, most of the MSaaS agreements are in initial phases. We are collaborating with some of our partners to obtain the applicable regulatory authorizations and other requisite Conditions Precedent in the applicable region, other partners await for our receipt of the applicable approvals. Some of these agreements are being extended or amended and the agreements with Russia and Belarus are on freeze. Accordingly, the terms of the MSaaS agreements described above are subject to change pursuant to ongoing negotiations with such MSaaS agreement counterparties upon agreement extensions, amendments and otherwise. In parallel, we have entered into several memorandums of understanding and/or preliminary agreements with existing and potential partners for evaluation of market penetration and deployment in various regions. Within the scope of these engagements, we have shipped several Nanox System units for purposes of collecting clinical sample images, obtaining regulatory approvals and demonstrations and training.

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

Given that the Nanox.CLOUD and the Nanox.MARKETPLACE are designed with the capability to receive scans from different imaging sources, in addition to the Nanox.ARC, we intend to explore additional collaboration opportunities in the near future. For example, in 2022, we invested $1.0 million for approximately 1% of the shares of Remedi co Ltd. (“Remedi”), a Korean radiation specialist company in radiography and therapy based on X-ray components. Remedi is a privately owned company, and we have an ongoing collaboration in the development of the high voltage power supply for Nanox.ARC. In August 2022, we entered into a supply agreement with Remedi in order to integrate Remedi’s two-dimensional (“2D”) imaging systems (using traditional X-ray tubes) to the Nanox.CLOUD and the Nanox.MARKETPLACE, creating a mobile 2D X-ray system that enables remote readings of scans with AI-powered imaging analysis and a global teleradiology solution, which we refer to as the “Nanox.CONNECT.” The Nanox.CONNECT is currently deployed in several beta sites in order to receive local regulatory approvals and explore and evaluate the business model and the potential service.

In addition, we entered into a collaboration agreement with AhealthZ, a distributor of healthcare services and devices, and SCL Science, AhealthZ’s affiliated company and subsidiary of Seoul Clinical Laboratories. Under the collaboration AhealthZ plans to assist the Company in efforts to secure local authorizations and licenses to enable the importation, marketing and sales of the Nanox.ARC in South Korea. The collaboration will also include SCL Science integrating the Company’s AI solutions and the Nanox.MARKETPLACE solution into its teleradiology centers in South Korea.

Competition

Several large companies, such as GE Healthcare, Siemens, Philips, Hologic, Varian, Fuji, Toshiba and Hitachi currently dominate the medical imaging market. High regulatory, distribution, manufacturing and service-related long-term contractual costs represent significant barriers to entry for any new player. We expect that the existing market participants will remain key players in the future and we aim to form alliances with several of these leading market participants, including through licensing.

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

With respect to our AI imaging solutions, there are a number of companies that currently offer AI radiology solutions, such as Aidoc, which, to our knowledge, are focused on life threatening and urgent cases. In addition, legacy healthcare technology companies are expected in the future to increase development efforts in the field of AI imaging solutions. For example, Siemens Healthineers has developed AI-Rad Companion, which provides automatic post-processing of imaging datasets through AI-powered algorithms for Siemens CTs.

With respect to our teleradiology services, the teleradiology market is highly competitive, rapidly evolving, and fragmented, and is subject to changing technology and market dynamics. The market has recently experienced and is expected to continue to experience competitive pricing pressure and radiologist compensation pressure. We compete directly with both large and small-scale service providers who offer local, regional and national coverage operations. We believe that our principal competitors are StatRad, ONRAD and Radiology Partners. We compete to attract and retain relationships with customers and radiologists in different ways.

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

We believe we will likely be subject to U.S. rules and regulations governing data protection, including HIPAA, HITECH and other privacy and data security regulations. See”—Government Regulation—Healthcare Regulatory Laws—Data Privacy and Security.”

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

We are dedicated to making our systems and software both HIPAA and GDPR compliant. We intend to submit our systems to an independent external audit on a regular basis as required by HHS. We also intend to develop our privacy protocols to comply with the GDPR. In addition, we are undertaking intendant measures to ensure a high-level of imaging data encryption, complete separation between the imaging data and personal information (anonymization) as well as MFA authentication procedures during on-boarding and usage of the Nanox System. We also intend to undertake to perform periodic Pen-Tests by external cyber security professionals and publish the results of such audits publicly and without delay on our website and via public relations channels.

Government Regulation

The Nanox System and our operations are subject to extensive regulation by the FDA, and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. The Nanox.ARC is subject to regulation as medical devices and radiation-emitting devices in the United States under the FDCA, as implemented and enforced by the FDA, and under comparable regulatory schemes in foreign jurisdictions.

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

Radiological Devices

We and our products are also regulated by the FDA under the Electronic Product Radiation Control provisions of the FDCA because the Nanox.ARC contains radiation emitting components, and because we assemble these components during manufacturing and service activities. The Electronic Product Radiation Control provisions require radiation-producing products to comply with certain regulations and applicable performance standards. Manufacturers are required to certify in product labeling and reports to the FDA that their products comply with all necessary standards as well as maintain manufacturing, testing and sales records for their products. The Electronic Product Radiation Control provisions also require manufacturers to report product defects and affix appropriate labeling to covered products. Failure to comply with these requirements could result in enforcement action by the FDA, which can include any of the sanctions described above.

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

In addition to FDA device registration and the tracking of medical X-ray producing equipment installations via Form 2579, the use of any device which produces ionizing radiation (X-Ray) is regulated by individual states. States’ X-Ray performance & safety test rules vary widely. Typically, new equipment must be registered with the state or local radiation control agency by the facility or practice operating the equipment. Registrants must have certain tests performed or allow inspectors to perform such tests to assure compliance with health department requirements. Registration is typically good for one year and must be renewed annually. Changes made to equipment, including replacement of X-Ray tubes, may require additional notifications and/or recertification by a radiation physicist. Facilities must have proper shielding to protect against radiation exposure and states have different requirements for signage, warning sights and interlocks. States typically require X-ray equipment installation, testing and repair only be performed by approved personnel.

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

In addition, HIPAA authorizes the imposition of civil money penalties against entities that employ or enter into contracts with individuals or entities who have been excluded from participation in the Medicare or Medicaid programs. We perform background checks on our affiliated radiologists, and we do not believe that we engage or contract with any excluded individuals or entities. However, a finding that we have violated this provision of HIPAA could have a material adverse effect on our business and financial condition. We believe that our services have not historically been provided in a way that would place either our clients or ourselves at risk of violating HIPAA anti-fraud statutes, including those in which we may be considered to receive an indirect reimbursement, because of the reassignment by us to our customers of the right to collect for final reads. We have entered into agreements, and may in the future enter into agreements, with hospitals that are subject to an integrity order by the U.S. Department of Health and Human Services Office of the Inspector General (the “HHS-OIG”) that requires the hospital to ensure that each subcontractor to the hospital fully complies with HIPAA and the terms of the integrity order, including written policies and procedures assuring compliance, and subjects each subcontractor to audit at the determination of the HHS-OIG. We could be vulnerable to prosecution under these statutes if any of our customers deliberately or recklessly submits claims that contain false, misleading or incomplete information. In addition, the administrative simplification provisions of HIPAA require the promulgation of regulations establishing national standards for, among other things, certain electronic healthcare transactions, the use and disclosure of certain individually identifiable patient health information and the security of the electronic systems maintaining this information. These are commonly known as the HIPAA transaction and code set standards, privacy rule and security rule, respectively. The administrative simplification provisions of HIPAA direct the federal government to adopt national electronic standards for automated transfer of certain healthcare data among healthcare payers plans and providers, intended to enable healthcare industry participants to communicate electronic data using a single set of standards. We are a covered entity under HIPAA and as such we must operate in compliance with the electronic transaction and code set standards, privacy rule and security rule. We are also a business associate under HIPAA because we provide services for or on behalf of other covered entities. We have developed policies, procedures, and systems for handling patient health information that we believe comply with the requirements of HIPAA.

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

Another example of recent U.S. data security requirements is FDORA, which, among other provisions, requires developers of certain “cyber devices” to design and implement plans to monitor, identify and address cybersecurity vulnerabilities of those devices and to submit those plans to the FDA as part of every new product application for a cyber device. “Cyber devices” are defined as devices that include software, connect to the internet, and contain any technological features that could be vulnerable to cybersecurity threats. This provision has entered into effect on March 29, 2023, and FDA has indicated that it expects sponsors of cyber devices to begin to comply with these requirements as of October 1, 2023.

In addition, certain state and non-U.S. laws, such as the GDPR, govern the privacy and security of health information in certain circumstances, some of which are more stringent or broader in scope than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Further, “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity, are also subject to certain HIPAA privacy and security standards. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California enacted the CCPA, which went into effect January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Further, the CPRA imposes additional data protection obligations on businesses and service providers, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In Europe, the GDPR introduced strict requirements for processing the personal data of individuals within the EEA and the UK as applicable. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance as set out above. The State of Israel has also implemented data protection laws and regulations, including the Israeli Protection of Privacy Law of 1981.

While it is generally the laws of the jurisdiction in which our business is located apply, there is a risk that data protection regulators of other countries may seek jurisdiction over our remotely activities in locations in which we process data of our customers, but do not have an operating entity. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that personal data is only collected and processed in accordance with applicable local law. In addition, because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their privacy and data protection laws, including in jurisdictions where we have no local entity, employees or infrastructure. In such cases, we may require additional legal review and resources to ensure compliance with any applicable privacy or data protection laws and regulations. In addition, in many jurisdictions there may in the future be new legislation that may affect our business and require additional legal review. Additionally, if third parties we work with violate applicable laws, regulations, or contractual obligations, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

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

In September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain then-current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al., Case No. 1:20-cv-04355 (the “White Action”), alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. In addition, on October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al., Case No. 1:21-cv-05517 (the “McLaughlin Action”). The amended complaint in that action, filed on April 12, 2022, alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.ARC system as well as the comparison of the Nanox.ARC to CT scanners, among other allegations. The Lead Plaintiff in the McLaughlin Action seeks to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and November 17, 2021. The Company entered into a term sheet on April 28, 2023, to settle all shareholder class action litigation related to the McLaughlin Action and the consolidated White Action. On June 2, 2023, the Company entered into a formal settlement agreement to settle the McLaughlin Action and the consolidated White Action for $8 million. On October 31, 2023, Magistrate Judge Kuo preliminarily approved the settlement and on February 15, 2024, held a final approval hearing, during which Judge Kuo requested that the parties submit updated settlement claims information by letter on or before February 29, 2024 for incorporation into a final report and recommendation. The settlement claims information letter was submitted on February 29, 2024, and on April 17, 2024, Magistrate Judge Kuo issued a report and recommendation recommending that Judge Kovner grant the motion for final approval of the settlement. Due to the settlement agreement, during December, 2023 the Company deposited $5 million and the D&O insurance carrier deposited $3 million in a trust account in connection with the settlement agreement. The settlement remains subject to court approval among other conditions.

The Division of Enforcement of the U.S. Securities & Exchange Commission (the “SEC” or the “Commission”) conducted an investigation to determine whether there had been any violations of the federal securities laws, relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale, among other things. The Company and Ran Poliakine, former Chairman of the Board of Directors of the Company, have reached final agreements with the SEC staff to settle this matter, which agreements were approved by the United States District Court for the Southern District of New York in October 2023. The Company paid a civil penalty in the amount of $650,000 and was permanently enjoined from violating Section 17(a)(2) of the Securities Act of 1933 (the “Securities Act”) and Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rules 12b-20 and 13a-1 thereunder. Mr. Poliakine paid disgorgement of $240,000, together with prejudgment interest of $26,836.39, paid a civil penalty of $150,000, and was permanently enjoined from violating Section 17(a)(2) of the Securities Act and aiding and abetting any violation of Section 13(a) of the Exchange Act and Rules 12b-20 and 13a-1 thereunder.

On October 28, 2021, a complaint was filed in the United States District Court for the Central District of California against the Company, the Company’s recently-formed Delaware subsidiary and Nanox Gibraltar PLC (“Gibraltar Entity”) from which the Company received certain assets, as well as Mr. Ran Poliakine and certain other unidentified parties, alleging several causes of action including breach of a consulting agreement between the plaintiff and Gibraltar Entity that was entered into in 2015. The plaintiff demanded payment of unpaid consulting fees from Gibraltar Entity in the amount of approximately $1 million and approximately $29.5 million from the Company relating to his claimed entitlement to warrants in Gibraltar Entity. On February 15, 2022, the Company moved to dismiss the complaint on the grounds, among others, that it was not a party to the agreement with the plaintiff, and it is not Gibraltar Entity’s legal successor for any liabilities that Gibraltar Entity may owe to the plaintiff. On June 4, 2022, the Court granted the motion to dismiss with leave to amend. The plaintiff did not amend the complaint, and on July 20, 2022, the Court entered judgment in the Company’s favor (the “First Gibraltar Judgment”).

On May 1, 2023, the Company received a notice alleging several causes of action, including breach of a consulting agreement between the plaintiff and Gibraltar Entity that was entered into in 2015. The plaintiff’s demand from the Company is for the payment of approximately $1.26 million for unpaid consulting fees from the Gibraltar Entity and approximately $25 million connection with his claimed entitlement to securities in the Gibraltar Entity.

On or about December 21, 2023, a claim was filed in Israel against the Company, the Gibraltar Entity, and the late Mr. Ran Poliakine, based on allegations previously dismissed in the First Gibraltar Judgment. The Company reiterates its strong denial of the plaintiff’s baseless claims and emphasizes that the Company was never a party to the consulting agreement with the plaintiff. In addition, the Company is not responsible for any potential liabilities of Gibraltar Entity, which is a separate legal entity. The Company is currently reviewing and analyzing the claim filed in Israel and will take all necessary steps to vigorously defend itself against these unfounded allegations. The Company remains confident in its legal position and is committed to protecting its shareholders and stakeholders. On April 5, 2024, the Gibraltar Entity filed an amended claim and a request for an anti-suit injunction (“ASI”) in Gibraltar against the plaintiff. A hearing for the ASI request has been scheduled for September 25, 2024. On April 17, 2024, the Company filed a request with the Israeli court to postpone the deadline for submitting its response to the claim until the Gibraltar court issues its decision on the ASI request. The court ordered the plaintiff to respond to the request by May 12, 2024.

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

On January 3, 2024, Nanox IL established Nanox Impact Inc (“Nanox Impact”), a wholly owned Delaware subsidiary.

D.	Property, Plants and Equipment

Our principal executive offices are located in a leased facility in Petach Tikva, Israel.

In July 19, 2023, we signed a new agreement to lease 3,080 square meters of office space in Petach Tikva, Israel, for a term of 60 months with an option for extension of additional 60 months.

In December 2023, we signed an amendment to previous lease agreement to extend the lease by 165 square meters of office space in Neve Ilan, Israel, until December 2024.

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

Item 4A. Unresolved Staff Comments

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

A. Operating Results

Overview

Nanox is focused on applying its proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. Nanox’s vision is to increase access, reduce costs and enhance the efficiency of routine medical imaging technology and processes, in order to improve early detection and treatment, which Nanox believes is key to helping people achieve better health outcomes, and, ultimately, to save lives. The Nanox ecosystem includes Nanox.ARC— a multi-source Digital Tomosynthesis system that is cost-effective and user-friendly; an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic disease (Nanox AI); a cloud-based infrastructure (Nanox.CLOUD); and a proprietary decentralized marketplace, through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts; and a comprehensive teleradiology services platform (Nanox.MARKETPLACE). Together, Nanox’s products and services create a worldwide, innovative and comprehensive solution that connects medical imaging solutions, from scan to diagnosis.

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

On April 28, 2023, the Company received clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicians. The current FDA-cleared version of the Nanox.ARC is not intended for mammographic, angiographic, cardiac, pulmonary, intra-abdominal, intra-cranial, interventional, or fluoroscopic applications, or for imaging pediatric or neonatal patients.

We have devoted substantially all of our financial resources to acquiring the base technology for our X-ray source and related know-how, our AI solutions and our teleradiology services, conducting research and development activities, organizing and staffing our company, developing our business plan, securing related intellectual property rights and raising capital. Historically, we have funded our operations primarily with proceeds from the sale of our ordinary shares and warrants (after September 3, 2019) and those of our predecessor company (prior to September 3, 2019). During the years ended December 31, 2023, 2022 and 2021, we received net cash proceeds of $28.0 million, $0.9 million and $3.6 million, respectively, from the sales of our ordinary shares, warrants and options. In the year ended December 31, 2021, we began to generate revenues through the sale of teleradiology services and the sale of AI solutions, following the completion of the merger with Zebra, renamed Nanox AI Ltd., and the acquisitions of USARAD and the assets of MDWEB in November 2021 and in the year ended December 31, 2021, we began to generate revenues through the sale of and deployment of our imaging systems which stems from the sale and deployment of Nanox.CONNECT systems in Africa.

We have incurred significant operating losses since our inception. Our ability to achieve profitability depends on the successful development and commercialization of our technology and our products. We incurred net losses of $60.8 million, $113.2 million, and $61.8 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, we had an accumulated deficit of $320.2 million and $259.5 million, respectively. We expect to continue to incur significant expenses for at least the next several years as we advance the Nanox System through further development, regulatory approval and commercial deployment. We expect to incur significant capital expenditures and commercialization expenses related to product manufacturing, marketing, sales, regulation, distribution and support. In addition, we continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses.

Our goal is to jumpstart the MSaaS-based medical imaging market by producing and deploying an initial wave of Nanox System units. We expect to incur significant expenses for the manufacturing, installation, deployment, repairs, and maintenance of the Nanox System. As a result, we may need substantial funding to support our continuing operations and pursue our business strategy before we can generate significant revenues. Until such time as we can generate significant revenue from sales of services, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our systems and products or delay our pursuit of potential in-licenses or acquisitions.

As of December 31, 2023, we had marketable securities, restricted deposits, cash and cash equivalents of $82.8 million. We believe that our cash on hand, cash equivalents and marketable securities will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months from the date of issuance of the financial statements. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Recent Developments

During 2023, we issued (i) 286,141 ordinary shares upon the exercise of options and RSUs and (ii) an additional 255,392 ordinary shares to the former stockholders of USARAD, in consideration for the achievement of certain milestones in connection with the first earn out period, as defined in the USARAD Stock Purchase Agreement and a global settlement of both parties’ performance obligations under the USARAD Stock Purchase Agreement; and (iii) an additional 2,142,858 of the Company’s ordinary shares, together with warrants to purchase up to 2,142,858 ordinary shares at a combined purchase price of $14.00 per share. The net proceeds of the offering were approximately $27.1 million, excluding any proceeds that may be received upon the exercise of the warrants, after deducting placement agent fees and other offering expenses payable by the Company. The warrants have an exercise price of $19.00 per share, are exercisable immediately upon issuance and will expire five years from issuance. The Company accounted for the issued warrants as an equity in accordance with ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

Components of Our Results of Operations

Revenue

We began to generate revenues in year ended December 31, 2021, through the sale of teleradiology services and the sale of AI solutions, following the completion of the merger with Nanox AI, and the acquisitions of USARAD and the assets of MDWEB in November 2021. The majority of our revenues are derived from our teleradiology services, which consist primarily of fees received from various payors based on established billing rates, and also of fees from hospitals and healthcare providers. We recognize revenue in the period in which performance obligations are satisfied by providing services to our customers, and record the amount of revenue that reflects the consideration that we expect to receive in exchange for those services. During 2023, we began to generate revenue from sales of the Nanox.CONNECT systems.

Cost of Revenue

Cost of the sale of teleradiology services mainly consists of the cost of radiologists and the cost of picture archiving and communication software (a medical imaging technology used to securely store and digitally transmit electronic images and clinical reports). In 2023, the cost of radiologists and the cost of picture archiving and communication software was $8.0 million. In 2022, the cost of radiologists and the cost of picture archiving and communication software was $6.9 million. The cost of the sale of AI solutions mainly consists of the cost of labor and amortization of intangible assets. In 2023, the cost of revenue through the sale of AI solutions consisted mainly of salaries and wages expense in the amount of $0.3 million, and amortization of intangible assets of $8.0 million. In 2022, the cost of revenue through the sale of AI solutions consisted mainly of salaries and wages expense in the amount of $0.5 million, and amortization of intangible assets of $8.0 million. In 2021, the cost of revenue through the sale of AI solutions consisted mainly of salaries and wages expense in the amount of $0.4 million and amortization of intangible assets of $1.3 million. The amortization of intangible assets is the periodic amortization expense with regards to the acquisition of the shares of Nanox AI since the date of acquisition through the year end.

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

We anticipate that our selling and marketing expenses will increase as we progress with the commercial deployment of our systems.

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

Results of Operations

Comparison of the years ended December 31, 2023 and 2022

The table below summarizes the results of operations for the years ended December 31, 2023 and 2022, respectively:

Revenue

The table below summarizes our revenue incurred during the periods presented:

	Year Ended December 31,
	2023	2022
	($ in thousands)

Teleradiology services	$9,462	$8,235
Scan services and sale of Nanox.CONNECT	116	—
AI	327	343
Total	$9,905	$8,578

For the year ended December 31, 2023, we reported revenue of $9.9 million, compared to $8.6 million for the year ended December 31, 2022. During the year ended December 31, 2023, we generated revenue through the sale of teleradiology services in the amount of $9.5 million, the sale of scan services and sale of Nanox.CONNECT in the amount of $0.1 million, and the sale of AI solutions in the amount of $0.3 million. For the year ended December 31, 2022, we reported revenue of $8.6 million, compared to $1.3 million for the year ended December 31, 2021. During the year ended December 31, 2022, we generated revenue through the sale of teleradiology services in the amount of $8.2 million and the sale of AI solutions in the amount of $0.3 million. The increase in the revenue through the sale of teleradiology services in the amount of $1.3 million was largely due to increase in our rates and gaining more contracts with hospitals and imaging centers.

Cost of Revenue

The table below summarizes our cost of revenue incurred during the periods presented:

	Year Ended December 31,
	2023	2022
	($ in thousands)

Teleradiology services	$8,040	$6,933
Scan services and sale of Nanox.CONNECT	124	—
AI	8,333	8,525
Total	$16,497	$15,458

For the year ended December 31, 2023, we reported cost of revenue of $16.5 million, compared to $15.5 million for the year ended December 31, 2022. During the year ended December 31, 2023, we incurred cost of revenue through the sale of teleradiology services in the amount of $8.0 million, the sale of scan services and sale of Nanox.CONNECT in the amount of $0.1 million and the sale of AI solutions in the amount of $8.3 million. The cost of revenue through the sale of teleradiology services consisted mainly of cost of radiologists’ expenses in the amount of $5.3 million and amortization of intangible assets of $2.2 million. The cost of revenue through the sale of scan services and sale of Nanox.CONNECT consisted mainly of cost of Nanox.CONNECT in the amount of $0.1 million. The cost of revenue through the sale of AI solutions consisted mainly of salaries and wages and share based compensation expenses in the amount of $0.3 million and amortization of intangible assets of $8.0 million.

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

Research and Development Expenses

The table below summarizes our research and development expenses incurred during the periods presented:

	Year Ended December 31,
	2023	2022
	($ in thousands)
Research and Development Expenses:
Salaries and wages	$11,948	$12,486
Share-based compensation	3,818	4,806
R&D expenses	6,237	5,644
Other	4,046	3,571
Total	$26,049	$26,507

Research and development expenses decreased by $0.5 million to $26 million for the year ended December 31, 2023, from $26.5 million for the year ended December 31, 2022. The decrease in research and development expenses was primarily attributable to the decrease in share-based compensation of $1.0 million and salaries and wages in the amount of $0.5 million mainly due to the reduction in headcount of Nanox AI. The decrease above was mitigated by an increase in the R&D expenses of $0.6 million and other expenses of $0.5 million as we continued to expand our research and development activities relating to the development and deployment of the Nanox System.

Sales and Marketing Expenses

The table below summarizes our sales and marketing expenses incurred during the periods presented:

	Year Ended December 31,
	2023	2022
	($ in thousands)
Sales and Marketing Expenses:
Salaries and wages	$1,304	$1,134
Share-based compensation	484	997
Sales and marketing activities	2,380	2,245
Total	$4,168	$4,376

Sales and marketing expenses decreased by $0.2 million to $4.2 million for the year ended December 31, 2023, from $4.4 million for the year ended December 31, 2022. The decrease in sales and marketing expenses was primarily attributable to decrease share-based compensation in amount of $0.5 million.

General and Administrative Expenses

The table below summarizes our general and administrative expenses incurred during the periods presented:

	Year Ended December 31,
	2023	2022
	($ in thousands)
General and Administrative Expenses:
Salaries and wages	$7,968	$8,512
Share-based compensation	2,480	12,721
Directors’ and officers’ insurance	2,854	4,139
Professional services	2,480	2,902
Legal fees in connection with the SEC investigation and class actions	2,504	7,730
Legal fees	700	1,055
Rent and Maintenance	960	722
Depreciation and Amortization	46	353
Other	4,280	3,120
Total	$24,272	$41,254

General and administrative expenses decreased to $24.3 million for the year ended December 31, 2023, from $41.3 million for the year ended December 31, 2022. The decrease in general and administrative expenses was primarily attributable to an decrease in salaries in the amount of $0.5 million and share-based compensation in the amount of $10.2 million due to the decrease of the Company’s headcount, a decrease of approximately $5.6 million in legal fees primarily due to the settlement of the SEC investigation and class-actions and a reimbursement of $2 million by our directors and officers insurance carrier and a decrease of $1.3 million in our directors’ and officers’ liability insurance premium.

Change in obligation in connection of acquisitions

Change in obligation in connection of acquisitions was $4.5 million for the year ended December 31, 2023, as compared to $20.4 for the year ended December 31, 2022, due to the decrease in our contingent earnout liabilities in connection of acquisitions in the same amount, mainly due to the settlement with the former stockholders of USARAD. On April 28, 2023, the Company and Dr. Michael Yuz, as the representative of the former stockholders of USARAD, entered into the first amendment to the USARAD SPA, according to which the Company paid to the former stockholders of USARAD an aggregate amount of $290,063 in cash and 45,392 ordinary shares, in consideration for the achievement of certain milestones in connection with the first earn out period, as defined in and in accordance with the USARAD SPA; and the rights and obligations under the USARAD SPA regarding the remaining earn out periods were amended such that the Company paid to the former stockholders of USARAD an aggregate amount of $500,000 in cash and 210,000 ordinary shares as consideration for the remainder of the milestones and applicable earn-outs under the USARAD SPA. As a result of the amendment to the USARAD SPA, obligations of the Company and the rights of the former stockholders of USARAD relating to the purchase price (including the earn-outs) under the USARAD SPA have been satisfied in full.

Goodwill impairment

Goodwill impairment for the year ended December 31, 2023, was $7.4 million due to the goodwill impairment related to the Radiology services and Nanox AI reporting units.

During the third quarter of 2023, in light of triggering events arising from the increase of the discount rate and changes in our estimates as a result of business specific considerations, we performed a quantitative interim assessment for goodwill impairment for our Radiology services and AI solutions reporting units. The amount of goodwill assigned to the Radiology services and AI solutions reporting units on the interim testing date, was $7.4 million.

When evaluating the fair value of the AI solutions reporting unit under the income approach, we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 7 years following the assessment date, including expected revenue growth, costs to sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.0% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 22.7% which reflects the weighted-average cost of capital adjusted for the relevant risks associated with the AI solutions reporting unit’s operations and the uncertainty inherent in our internally developed forecasts. Specifically, as part of our interim impairment test, in making the assumptions mentioned in clauses (a) and (b) above, we considered (1) the efforts and time required for the AI solutions reporting unit to achieve financial stability, (2) our estimate that it would take approximately one year for such unit to generate any material revenue and two years to achieve profitability; and (3) our estimate that it would take longer than we originally expected for such unit to generate material revenues, gross profit, and positive operating cash flows, especially from its population health applications. As a result of the impairment assessment, we concluded that the fair value of the AI solutions reporting unit decreased below it’s carrying value and therefor the Company recorded a goodwill impairment charge of $365 thousand. As a result, the goodwill assigned to the AI solutions reporting unit was fully impaired.

When evaluating the fair value of the Radiology services reporting unit under the income approach, we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 8 years following the assessment date, including expected revenue growth, costs to sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.0% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 27.9% which reflects the weighted-average cost of capital adjusted for the relevant risks associated with the Radiology services reporting unit’s operations and the uncertainty inherent in our internally developed forecasts. As a result of the impairment assessment, we concluded that the fair value of the Radiology services reporting unit decreased below its carrying value and therefore the Company recorded a goodwill impairment charge of $7,055 thousand. As a result, the goodwill assigned to the Radiology services reporting unit was fully impaired.

Other Income (expenses)

Other income were $1.4 million for the year ended December 31, 2023, and ($8.2) million for the year ended December 31, 2022. The decrease in other expenses was primarily attributable to the accrual for future settlement in connection with the pending class action lawsuits against the Company in the amount of $8.0 million in 2022. Included in other income (expenses) in 2023 was an expense due to the settlement in connection with the SEC settlement in the amount of $650 thousand and a reduction of the accrual for future settlement in connection with the pending class action lawsuits against the Company in the amount of $3.0 million (out of $8.0 million) due to the settlement of those lawsuits.

For a discussion of our results of operations for the year ended December 31, 2021, including a year-to-year comparison between 2022 and 2021, and a discussion of our liquidity and capital resources for the year ended December 31, 2021, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

B.	Liquidity and Capital Resources

From our inception and prior to November 2021, we did not generate any revenue from product sales or otherwise and have incurred significant operating losses and negative cash flows from our operations. Beginning in the year ended December 31, 2021 and continuing in the year ended December 31, 2022, we generated revenue through the sale of teleradiology services and the sale of AI solutions following the completion of the merger with Nanox AI, and the acquisitions of USARAD in November 2021. Beginning in the year ended December 31, 2023 we generated revenue through the sale of Nanox.CONNECT and scan services. As of December 31, 2023, we have not generated any revenue from sales of imaging services from the Nanox System. Historically, we have funded our operations primarily with proceeds from the sale of our and our predecessor company’s ordinary shares.

Cash Flows

The following table provides information regarding our cash flows for the periods presented:

	Year Ended December 31,
	2023	2022	2021
	($ in thousands)
Net cash used in operating activities	$(44,777)	$(43,385)	$(38,061)
Net cash from (used in) investing activities	35,433	14,606	(116,320)
Net cash provided by financing activities	27,252	804	7,379
Effect on changes in exchange rates on cash balances in foreign currencies	(60)	(268)	(10)
Net change in cash and cash equivalents and restricted cash equivalents	$17,848	$(28,243)	$(147,012)

Net Cash used in Operating Activities

During the years ended December 31, 2023, 2022 and 2021, net cash used in operating activities was $44.8 million, $43.4 million and $38.1 million, respectively, resulting from our net loss of $60.8 million, $113.2 million and $61.8 million, respectively, adjusted for stock-based compensation changes of $6.8 million, $18.6 million and $18.8 million, respectively, amortization of intangible assets of $10.6 million, $10.6 million and $1.8 million, respectively, goodwill impairment of $7.4 million, $50.9 million and none, respectively, change in contingent earnout liability of $4.5 million, $20.4 million and none, respectively, non-cash charges of ($3.1) million, $($1.3) million and $0.4 million, respectively, and changes in components of working capital of $7.5 million, 11.4 million and $2.7 million, respectively. In 2023 and 2022, the increase in cash used in operating activities was primarily due to the development of the Nanox systems and AI solutions.

Net Cash provided by (used) in Investing Activities

During the years ended December 31, 2023, 2022 and 2021, net cash provided by (used in) investment activities was $35.4 million, $14.6 million and ($116.3) million, respectively. The increase in cash provided by investing activities during the year ended December 31, 2023, was primarily due to proceeds from the sale and maturities of marketable securities in the amount of $39.1 million which was offset in part by the purchase of property and equipment in the amount of $3.3 million. The increase in cash provided by investing activities during the year ended December 31, 2022, was primarily due to proceeds from the sale of marketable securities in the amount of $22.8 million which was offset in part by the purchase of property and equipment in the amount of $7.2 million and an investment of $1.0 million in an unconsolidated entity.

Net Cash provided by Financing Activities

During the years ended December 31, 2023, 2022 and 2021, net cash provided by financing activities was $27.3 million, $0.8 million and $7.4 million, respectively, primarily due to proceeds from the issuance of ordinary shares and warrants, net of issuance costs, and from the issuance of ordinary shares upon exercise of options and warrants.

On July 26, 2023, the Company raised $30 million in a registered direct offering by selling 2,142,858 of the Company’s ordinary shares, together with warrants to purchase up to 2,142,858 ordinary shares at a combined purchase price of $14.00 per share. The net proceeds of the offering were approximately $27.1 million, excluding any proceeds that may be received upon the exercise of the warrants, after deducting placement agent fees and other offering expenses payable by the Company. The warrants have an exercise price of $19.00 per share, are exercisable immediately upon issuance and will expire five years from issuance. The Company accounted for the issued warrants as an equity in accordance with ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

Contractual Obligations

Our long-term contractual obligations mainly consist of our lease agreements for our offices and other facilities in Israel, Korea and the United States. For details regarding these lease agreements, see “Item 4. Information on the Company—D. Property, Plants and Equipment.”

In addition, we have lease agreements for the lease of vehicles for certain of our employees in Israel and Korea, which are effective through October 2029.

As of December 31, 2023, we had non-current operating leases liabilities of $4.0 million. For additional details regarding our operating lease agreements, see Note 7 to our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the commercialization of the Nanox systems following the clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system in the U.S. market. and our research and development and improvement of the Nanox System and seek marketing approval for this product. In addition, we incur additional costs associated with operating as a public company. Our expenses will also increase if, and as, we:

●	seek regulatory approvals for any additional products;

●	seek to discover and develop additional products;

●	establish a manufacturing, sales, marketing, commercialization, medical affairs and distribution infrastructure to commercialize the Nanox System for which we may obtain marketing approval and intend to commercialize on our own or jointly;

●	hire additional quality control and scientific personnel;

●	expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

●	operate our manufacturing facility in South Korea for the purpose of manufacturing MEMs X-ray chips;

●	maintain, expand and protect our intellectual property portfolio; and

●	acquire or in-license other products and technologies.

We believe that our cash on hand and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months from the date of issuance of the financial statements. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with manufacture, research, development, and commercialization of products, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on, and could increase significantly as a result of, many factors, including:

●	the scope, progress, results and costs of researching and developing the Nanox System;

●	the costs, timing and outcome of regulatory review of the Nanox.ARC (including the Nanox.CLOUD);

●	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for the Nanox System for which we receive marketing approval;

●	commercial manufacturing, shipping, installation and deployment of the Nanox System and sufficient inventory to support commercial launch;

●	the revenue received from commercial sale of the Nanox System, should the Nanox.ARC receive the requisite regulatory approvals;

●	the cost and timing of hiring new employees to support our continued growth;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the ability to establish and maintain collaborations on favorable terms, if at all;

●	the costs incurred with respect to and the outcome of the securities and other litigations we are currently subject to and any similar or other claims, litigation and inquiries we may be subject to in the future; and

●	the timing, receipt and amount of sales of the Nanox System.

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

Intellectual Property

As of April 19, 2024, we and our subsidiaries had 29 issued patents and 10 pending patent applications in the United States. We also had 3 issued patents and 3 pending patent application in Israel, 3 issued patent and 7 pending patent applications in the European Patent Office, 1 granted Germany Utility Model, 4 issued patents in China, 3 issued patents in Korea and 1 issued patent and 3 pending patent applications in Hong Kong. Our issued patents generally expire between the years 2032 and 2041, and some are directed to various features and combinations of features of the Nanox.ARC and the others for AI and teleradiology. We also have 7 trademarks registered in the United States, 1 trademark pending in the United States, 4 trademarks registered in Brazil, 9 trademarks registered in Israel, 1 trademark registered in China, 2 trademarks registered in India, 1 trademark registered in Japan, 2 trademarks registered in the European Union, 2 trademarks registered in Great Britain and 1 International trademark.

We intend to continue filing for patents on new technologies as they are developed and to actively pursue any infringement upon our patents. We believe that our know-how and trade secrets represent de facto barriers to potential competition.

D.	Trend Information

We are an initial launch-stage company and cannot predict with any degree of accuracy the outcome of our research and development efforts. As such, we cannot predict with any degree of accuracy any significant trends, uncertainties or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or cause financial information to not be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are described in this “Item 5. Operating and Financial Review and Prospects.”

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

During 2023 and 2022, we recognized a goodwill impairment of $7,420 and 50,878 thousand, respectively. As of December 31, 2021, we did not determine that it was more likely that not that the fair value of each reporting unit was less than its carrying amount. See note 4, to our audited consolidated financial statements.

Goodwill impairment assessment for the year ended December 31, 2023

AI solutions reporting unit

During 2023, in light of triggering events arising from the increase of the discount rate and changes in our estimates as a result of business specific considerations, we performed a quantitative interim assessment for goodwill impairment for our AI solutions reporting unit. The amount of goodwill assigned to the AI solutions reporting unit on the interim testing date was $0.4 million. When evaluating the fair value of the AI solutions reporting unit under the income approach, we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 7 years following the assessment date, including expected revenue growth, costs to sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.0% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 22.7% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the AI solutions reporting unit’s operations and the uncertainty inherent in our internally developed forecasts. Specifically, as part of our interim impairment test, in making the assumptions mentioned in clauses (a) and (b) above, we considered (1) the efforts and time required for the AI solutions reporting unit to achieve financial stability, (2) its estimate that it would take approximately one year for such unit to generate any material revenue and two years to achieve profitability; and (3) its estimate that it would take longer than we originally expected for such unit to generate material revenues, gross profit, and positive operating cash flows, especially from its population health applications.

As a result of the impairment assessment, the Company concluded that the fair value of the AI solutions reporting unit decreased below its carrying value and therefor the Company recorded a goodwill impairment charge of $365 thousand. As a result, the goodwill assigned to the AI solutions reporting unit was fully impaired.

Radiology services reporting unit

During 2023, in light of triggering events arising from the increase of the discount rate and changes in our estimates as a result of business specific considerations, we performed a quantitative interim assessment for goodwill impairment for our radiology services reporting unit. The amount of goodwill assigned to the AI solutions reporting unit on the interim testing date, which had not changed from the amount assigned to such unit on the acquisition date, was $7.1 million. When evaluating the fair value of the Radiology services reporting unit under the income approach, we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 8 years following the assessment date, including expected revenue growth, costs to sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.0% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 27.9% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Radiology services reporting unit’s operations and the uncertainty inherent in our internally developed forecasts. Specifically, as part of our interim impairment test, in making the assumptions mentioned in clauses (a) and (b) above, we considered (1) the efforts and time required for the Radiology services reporting unit to achieve financial stability, (2) its estimate that it would take approximately one year for such unit to generate any material revenue and two years to achieve profitability; and (3) its estimate that it would take longer than we originally expected for such unit to generate material revenues, gross profit, and positive operating cash flows, especially from its population health applications.

As a result of the impairment assessment, the Company concluded that the fair value of the Radiology services reporting unit decreased below its carrying value and therefor the Company recorded a goodwill impairment charge of $7,055 thousand. As a result, the goodwill assigned to the Radiology services reporting unit was fully impaired.

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

Actual results may differ from those assumed in our valuation method. It is reasonably possible that our assumptions described above could change in future periods. If any of these were to vary materially our plans, we may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the terminal growth rate of 0.5% or an increase of 0.5% to the discount rate would have reduced the fair value of AI Solutions reporting unit by approximately $1.0 million and $2.9 million, respectively.

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

This measurement includes significant estimates and assumptions inherent in the estimate of the fair value of identifiable intangible assets and property and equipment such as assumptions associated with forecasting profitability, including operational margins and capital expenditures. Accordingly, changes in the assumptions described above could have a material impact on our consolidated results of operations.

An impairment charge in the amount of $0.2 million was recorded for each of the years ended December 31, 2022 and 2021 in relation to our property, plant and equipment. During 2023, 2022 and 2021, we did not record any impairment charge related to our definite life intangible assets.

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

On April 28, 2023, the Company signed a term sheet with Lead Plaintiffs in both the McLaughlin action and the consolidated White action to settle all claims in both actions in consideration for $8 million. On June 2, 2023, the Company entered into a formal settlement agreement to settle those actions for $8 million. On October 31, 2023, Magistrate Judge Kuo preliminarily approved the settlement and on February 15, 2024, held a final approval hearing, during which she requested that the parties submit updated settlement claims information by letter on or before February 29, 2024 for incorporation into a final report and recommendation. The parties submitted the letter on February 29, 2024, and on April 17, 2024, Magistrate Judge Kuo issued a report and recommendation recommending that Judge Kovner grant the motion for final approval of the settlement. The settlement remains subject to court approval among other conditions.

On May 1, 2023, the Company received a notice alleging several causes of action, including breach of a consulting agreement between the claimant and Nanox Gibraltar PLC (the “Gibraltar Entity”) that was entered into in 2015. The claimant’s demand from the Company is for the payment of approximately $1.26 million for unpaid consulting fees from the Gibraltar Entity and approximately $25 million connection with his claimed entitlement to securities in the Gibraltar Entity. On or about December 21, 2023, a claim was filed in Israel against the Company, Nano-x Imaging PLC (“Nanox Gibraltar”) and the late Mr. Ran Poliakine, based on allegations previously dismissed by a U.S. court, in the State of California. The Company reiterates its strong denial of the plaintiff’s baseless claims and emphasizes that the Company was never a party to the consulting agreement with the plaintiff. In addition, the Company is not responsible for any potential liabilities of the Gibraltar Entity, which is a separate legal entity. The Company is currently reviewing and analyzing the claim filed in Israel and will take all necessary steps to vigorously defend itself against these unfounded allegations. The Company remains confident in its legal position and is committed to protecting its shareholders and stakeholders. On April 5, 2024, the Gibraltar Entity filed an amended claim and a request for an anti-suit injunction (“ASI”) in Gibraltar against the plaintiff. A hearing for the ASI request has been scheduled for September 25, 2024. On April 17, 2024, the Company filed a request with the Israeli court to postpone the deadline for submitting its response to the claim until the Gibraltar court issues its decision on the ASI request. The court ordered the plaintiff to respond to the request by May 12, 2024.

Income Tax

Valuation allowances are provided unless it is more likely than not that the deferred tax asset will be realized. In the determination of the appropriate valuation allowances, we consider future reversals of existing taxable temporary differences and the most recent projections of future business results that may enhance the likelihood of realization of a deferred tax asset. Assessments for the realization of deferred tax assets made at a given balance sheet date are subject to change in the future, particularly if our earnings or earnings of the subsidiaries are significantly higher or lower than expected, or if we take operational or tax positions that could impact the future taxable of our earnings or the subsidiaries earnings. Accordingly, changes in the assumptions described above could have a material impact on our consolidated results of operations.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information concerning our executive officers and directors, including their ages, as of March 31, 2024:

Name	Age	Position
Executive Officers
Erez Meltzer	66	Chief Executive Officer, Director
Ran Daniel	56	Chief Financial Officer
James Dara	54	General Manager Source & Services Division
Ofir Koren	54	General Manager Nanox.ARC Division
Tamar Aharon Cohen	47	Executive Vice President and Chief Marketing Officer
Gali Yahav Attias	45	Chief Corporate Resources
Marina Gofman Feler	35	Chief Legal Officer
Orit Wimpfheimer	53	Chief Medical Officer and Vice President Product Nanox AI
Non-Employee Directors
Noga Kainan	69	Director
Dan Suesskind	80	Director
Erez Alroy	61	Director
So Young Shin	45	Director
Nehama Ronen	62	Director

Executive Officers

Erez Meltzer has served as a member of our board of directors since December 2019, and in January 2022, assumed the role of our Chief Executive Officer. Mr. Meltzer served as the Executive Chairman of the board of directors of Hadassah Medical and University Center from 2014 to 2020. Since 2008, Mr. Meltzer has served as a teaching professor at the Tel Aviv Faculty of Medicine in the area of crisis management. Mr. Meltzer served as Executive Vice Chairman and Chief Executive Officer of Gadot Chemicals & Shipping Group from 2009 to 2014. Prior to that, Mr. Meltzer served as Chief Executive Officer of Africa-Israel Ltd. from 2006 to 2007 and President and Chief Executive Officer of Netafim Ltd. from 2001 to 2006. Mr. Meltzer also served as Chief Executive Officer of Creo Scitex from 1996 to 2001. Mr. Meltzer serves as a director of Turpaz Industries Ltd. (TASE), Eltek Ltd. (NASDAQ) and Hadasit Bio Holdings Ltd. (TASE) as well as of a number of private companies.

Ran Daniel has served as our Chief Financial Officer since August 2021. Mr. Daniel has extensive experience working as a chief financial officer in both rapidly growing companies and publicly traded companies. Mr. Daniel served as the chief financial officer of the IDH Group from 2012 until 2014, the chief financial officer of Elie Tahari family office from 2014 to 2016, the chief financial officer of Blue Sphere Corporation from 2016 to 2018 and Chief Financial Officer at Cuentas from 2018 to 2023. Mr. Daniel is licensed as a Certified Public Accountant in the United States and Israel, Chartered Financial Analyst (CFA) and is admitted to practice law in the State of New York. Mr. Daniel holds a Bachelor of Economics, a Bachelor of Accounting and an MBA in Finance from the Hebrew University of Jerusalem, as well as a Graduate Degree in Law from Bar Ilan University.

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

Gali Yahav Attias has served as our Chief of Staff since December 2021, commencing May 2022, as our Chief of Staff and Vice President Corporate Resources and commencing April 2024 as our Chief of Corporate Resources. Ms. Yahav Attias first joined our company as project manager in August 2021. From 2007 to 2021, Ms. Yahav Attias served as the Executive Administrator as well as Secretary of the Board and the external audit committee and compliance officer of the Hadassah Medical and University Center. From 2014 to 2017, Ms. Yahav Attias also served as the executive liaison of the government recovery agreement implementation in Hadassah Medical Center. Ms. Yahav Attias holds a B.A. degree in Social Sciences and Humanities from the Open University of Ra’anana, Israel.

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

Non-Employee Directors

Noga Kainan has served as a member of our board of directors since February 2021. Ms. Kainan established in 2008 the forum for owners, chairpersons and CEOs of the leading companies in the Israeli economy. Ms. Kainan also serves as chairperson of the CFO Forum, which brings together the CFOs of the leading companies in the economy, since she established it in 1997. Ms. Kainan’s public activities include membership in committees in the Israeli Prime Minister’s Office, member in the Board of Trustees of Bar Ilan University, the College of Management in Israel, and the council of an NGO for IDF soldiers’ welfare. Ms. Kainan heads an association that she founded to promote the integration of autistic students in academia. Ms. Kainan served as a director of Illumigyn and previously served as a director of the following companies traded on the Tel Aviv Stock Exchange: Bizportal Ltd., Poalim I.B.I – Managing & Underwriting Ltd. and Analyst Provident Funds Ltd. Ms. Kainan also served as director at Oil Refineries Ltd. before the company was listed on the Tel Aviv Stock Exchange. Ms. Kainan served as a representative at the International Association of Financial Executives Institutes (IAFEI). Ms. Kainan, co-authored “Israel–- Success Story,” translated to English under the name: “Israel–- Island of Success.” Ms. Kainan has a bachelor’s degree in art and literature from Haifa University and an M.B.A. degree from Tel Aviv University.

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

So Young Shin has served as a member of our board of directors since May 2022. Ms. Shin has served as Chief Executive Officer of SK Hynix America Investment Corp., the U.S. investment entities of the SK Hynix, based in New York, since October 2023 and prior to that, served as Chief Executive Officer of SK Square Americas, Inc. (November 2021 – September 2023) and SK Telecom TMT Investment Corp. (January 2020 – October 2021) based in New York. Prior to that, Ms. Shin served in the SK Telecom group as Managing Director, Head of SK Telecom EU office (May 2017-January 2020) and Team Leader, Smart Learning TF (January 2010- May 2017). Ms. Shin has a BA degree in Computer Science from Ewha Womans University, an M.A. degree in Economics from Seoul National University and an M.B.A. degree from Oxford Saïd Business School, Oxford University.

Erez Alroy has served as a member of our board of directors since June 2022. Mr. Alroy was part of the founders of SHL Telemedicine (SIX: SHLTN) and for more than 20 years served in various positions in the SHL Telemedicine group, including 15 years as its Chief Executive Officer. From 2014 and until 2020, Mr. Alroy was a major shareholder and the chairman of Migvan Engineering and Technology. Currently Mr. Alroy is a private investor and consultant and holds several board positions, including SHL Telemedicine Ltd. and Merhavia Holdings and Investments Ltd. (TASE), an investment firm that invests mainly in life science and healthcare companies. Mr. Alroy is also a director of Ayelet, the National Federation of Non-Olympic Sport. Mr. Alroy holds an MBA degree from the Hebrew University of Jerusalem.

Nehama Ronen has served as a member of our board of directors since December 2023. Prior to that Ms. Ronen served as the Director General of the Israeli Ministry of Environmental Protection (during the years 1996-1999) and as a member of the Israeli Knesset (during the years 2001-2003). Since 2004, Ms. Ronen has served as the Chairperson of Maman Cargo Terminals & Handling Ltd., Israel’s largest and leading logistic company. From 2005-2019, Ms. Ronen served as Executive Chairperson of ELA Recycling Corporations. Ms. Ronen has served on the board of directors of Tamar Petroleum Ltd. (established to sell the Tamar Gas Reservoir) since 2017, of Dan Public Transportation since 2020 and of Trendlines Group (which invests in innovations in agrifood technologies and MedTech) since 2022. Previously, Ms. Ronen served as a director on the board of directors of Bank Hapoalim (during the years 2010-2015), SHL Telemedicine (during the years 2007-2016) Trucknet Enterprise Ltd. (during the years 2022-2023). Ms. Ronen also previously served as a member of the board of directors of Oil Refineries Ltd., where she also served as the chairperson of its environmental committee and a member of its audit and corporate governance committees (during the years 2008-2011). Ms. Ronen’s civic activities include participating in a number of advisory boards of major Israeli academic institutions. Ms. Ronen holds a B.A. degree in Education and History from Tel Aviv University and Beit Berl Collage and an M.A. degree in Public Management from Haifa University.

B.	Compensation

Compensation of Executive Officers and Directors

The aggregate compensation, including share-based compensation, paid or expensed by us to our executive officers and directors for the year ended December 31, 2023 was approximately $5.7 million. This amount does not include approximately $1.0 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, and does not include business travel, relocation, professional and business association dues, meals and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel, on the same basis for all full-time employees generally.

The table below sets forth the salary expenses and social benefit costs of our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

	Information Regarding the Covered Executive(1)
Name and Principal Position(2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Erez Meltzer, Chief Executive Officer	903,964	299,663	75,000	269,018	1,547,645
Ofir Koren, Head of the Nanox.ARC Division	253,676	88,821	21,505	270,555	634,557
Tamar Aharon Cohen, EVP and Head of the Sales and Marketing	211,397	77,200	17,921	323,261	629,779
Ran Daniel, Chief Financial Officer	348,000	13,013	29,000	218,546	608,559
James Dara, Head of Source and Services Division	300,000	35,173	25,000	145,338	505,511

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our Company, as recorded in our financial statements for the year ended December 31, 2023.

(2)	Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2023.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for pension, severance, vacation, car or car allowance, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines, regardless of whether such amounts have actually been paid to the executive.

(4)	Amounts reported in this column refer to Variable Compensation such as incentives and earned or paid bonuses as recorded in our financial statements for the year ended December 31, 2023.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2023 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 13 to our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F.

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

Mr. Ran Poliakine, who served as our Chief Executive Officer until December 31, 2021 and as Executive Chairman of our Board of Directors until September 30, 2022, began to serve as a non-executive Chairman of our Board of Directors effective as of October 1, 2022 until his passing on January 12, 2024. In lieu of cash compensation for his services as non-executive Chairman of the Board of Directors, Mr. Poliakine was granted options to purchase 85,000 ordinary shares, at an exercise price of $17.63 per share, pursuant to the approval of our shareholders at the annual general meeting held on December 28, 2022. The options were to vest in 16 equal installments over a period of four years, such that 6.25% of the options were to vest on each of the three-month anniversaries of the effective vesting commencement date, which is October 1, 2022 (the date of the commencement of his service as non-executive Chairman of the Board of Directors) The options vested as of his passing will be exercisable for a period of 12 months following his passing.

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

During the year ended December 31, 2023, our directors and officers were granted a total of options to purchase an aggregate of 2,518,074 ordinary shares, with a weighted average exercise price of $14.13 per share. As of December 31, 2023, options to purchase 2,128,784 ordinary shares granted to our executive officers and directors under our 2019 Equity Incentive Plan, at a weighted average exercise price of $16.72, granted under the 2019 Equity Incentive Plan, were outstanding.

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

Our directors are divided among three classes as follows: the Class I directors, consisting of Erez Meltzer and Nehama Ronen, will hold office until our annual general meeting of shareholders to be held in 2024; the Class II directors, consisting of Erez Alroy and Noga Kainan, will hold office until our annual general meeting of shareholders to be held in 2025; and the Class III directors, consisting of Dan Suesskind and So Young Shin, will hold office until our annual general meeting of shareholders to be held in 2026.

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

Under Israeli law, the chief executive officer or a relative of the chief executive officer of a public company may not serve as the chairman of the board of directors of the company and the chairman or a relative of the chairman may not be vested with the authority of the chief executive officer, in each case, unless approved by our shareholders by a special majority vote as discussed below with respect to the approval of director compensation, as required under the Companies Law. The shareholders’ approval can be provided for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years. In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer; and the chairman of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but he or she may serve as a director or chairman of a controlled subsidiary. Prior to our initial public offering, we obtained our shareholders’ approval that the late Mr. Ran Poliakine may had served as both our chairman of the board of directors and chief executive officer for a period of up to five years from the closing of our initial public offering. The late Mr. Poliakine retired from the position of Chief Executive Officer effective as of December 31, 2021 and continued to serve as non-executive chairman of our board of directors until his passing on January 12, 2024.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that each of Noga Kainan and Dan Suesskind has such expertise.

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

On March 28, 2022, in accordance with these regulations, our board of directors elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors, effective as of March 31, 2022. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the Nasdaq Global Market, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable Nasdaq rules) applicable to U.S. domestic issuers. Our directors who were previously designated as external directors, Noga Kainan and Dan Suesskind, continue to serve as “ordinary” (non-external) directors, as Class II and Class III directors, respectively, until the end of the term of their respective class.

Nominating Committee

Our nominating committee consists of Mr. Meltzer and Ms. Ronen. The responsibilities of the nominating committee include overseeing and assisting our board in reviewing and recommending nominees for election as directors and overseeing the assessment of the performance of the members of our board.

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

Our compensation policy was approved by the board of directors and the shareholders on February 9, 2021, for a period of three years. On February 9, 2024, our compensation policy has expired. Our compensation policy was designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of an executive officer’s compensation package was targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy included measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addressed our executive officers’ individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considered the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our previous compensation policy, the compensation that may be granted to an executive officer may include base salary, annual bonuses and other cash bonuses (such as relocation, signing and special bonuses) as well as change of control related bonuses, equity-based compensation, benefits and retirement and termination of employment arrangements. All cash bonuses were limited to a maximum amount linked to the executive officer’s base salary (or to the total annual compensation in the case of the special bonus for special achievements).

According to the previous compensation policy, an annual cash bonus may have been awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may have been granted to our executive officers, other than our chief executive officer, would have been based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our chief executive officer, subject to minimum thresholds. Furthermore, the performance objectives would have been recommended by our chief executive officer and approved by our compensation committee (and, if required by law, by our board of directors).

The performance measurable objectives of our chief executive officer, was to be determined annually by our compensation committee and board of directors, to include the weight to be assigned to each achievement in the overall evaluation. A less significant portion of the chief executive officer’s annual cash bonus may have been based on a discretionary evaluation of the chief executive officer’s overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation under our previous compensation policy for our executive officers was designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our previous compensation policy entitled our executive officers to compensation in the form of share options or other equity-based awards, such as RSUs, in accordance with our share incentive plan then in place (subject to the compensation committee’s approval or the approval of the board of directors). All equity-based incentives granted to executive officers would have been subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation may have been granted from time to time as individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our previous compensation policy contained compensation recovery provisions which allowed us under certain conditions to recover bonuses paid in excess, enabled our chief executive officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance with our previous compensation policy) and allowed us to exculpate, indemnify and insure our executive officers and directors, subject to certain limitations set forth thereto.

Our previous compensation policy also governed the compensation of the members of our board of directors and determined that the compensation of non-executive directors shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, or non-executive directors may have been paid cash compensation in the form of an annual fee for service on the Board of Directors and its committees in the amounts not to exceed those set forth in the compensation policy. Our directors may also have been entitled to receive equity-based compensation in the form of restricted shares, RSUs or share options subject to an annual maximum and to a vesting period in order to promote long-term retention of the awarded director, subject to the approval of our shareholders, as required under the Companies Law. Furthermore, the chairman of our board of directors may have been entitled to a higher cash base compensation or equity-based compensation.

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

D. Employees

As of December 31, 2023, we had 164 employees, of which 106 employees are based in Israel, 28 employees are based in the United States, 30 employees are based in Korea and the balance in other areas. We have never experienced any employment-related work stoppages and believe our relationship with our employees is good. The following table sets out our total number of employees by function for the last three years.

Area of Activity	As of December 31, 2023	As of December 31, 2022
Cost of Revenue	2	2
General and Administrative	60	67
Research and Development	91	104
Sales and Marketing	11	7
Total	164	180

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. In determining beneficial ownership percentages, we deem ordinary shares that a shareholder has the right to acquire, including the ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable or RSUs that vest within 60 days of March 31, 2024, if any, to be outstanding and to be beneficially owned by the person with such right to acquire additional ordinary shares for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 57,779,033 ordinary shares outstanding as of March 31, 2024.

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

Unless otherwise noted below, the address for each beneficial owner is c/o Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
5% or greater shareholders
SK square Co., Ltd. and SK Square Americas, Inc. (formerly known as SK Telecom TMT Investment Corp.)(1)	4,869,909	7.50%
Ran Poliakine(2)	3,350,929	5.42%
Executive Officers
Erez Meltzer(3)	210,651	*
Ran Daniel (4)	39,272	*
James Dara (5)	109,481	*
Ofir Koren (6)	110,386	*
Tamar Aharon Cohen (7)	51,771	*
Gali Yahav Attias (8)	20,270	*
Marina Gofman Feler (9)	13,230	*
Orit Wimpfheimer (10)	23,766	*
Directors
Ran Poliakine(2)	3,350,929	%
Erez Meltzer (3)	210,651	*
Noga Kainan (11)	36,944	*
Dan Suesskind (12)	36,150	*
Erez Alroy (13)	26,250	*
So Young Shin (14)	35,235	*
Nehama Ronen	-	*
All directors and executive officers as a group (15 persons)	4,064,335	6.87%

*	Amount represents less than 1% of outstanding ordinary shares.
(1)	Based solely on the Schedule 13G filed by SK square Co., Ltd. and SK Square Americas, Inc. with the SEC on February 14, 2022, consisting of (i) 2,607,466 ordinary shares and (ii) a warrant to purchase 2,262,443 ordinary shares held by SK Square Americas, Inc., a wholly owned subsidiary of SK square. Co., Ltd.
(2)

Based on the last available information on Schedule 13G/A filed by the late Ran Poliakine with the SEC on February 14, 2023 and other information available to the company. Mr. Poliakine’s estate will be the beneficial owner. Represents (i) 2,626,927 ordinary shares and (ii) options to purchase 715,144 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2024.

(3)	Represents (i) 7,917 ordinary shares, and (ii) options to purchase 202,734 ordinary shares exercisable within 60 days of March 31, 2024.
(4)	Represents options to purchase 39,272 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2024.
(5)	Represents options to purchase 109,481 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2024.
(6)	Represents (i) 10,000 ordinary shares, and (ii) options to purchase 100,386 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2024.
(7)	Represents options to purchase 51,771 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2024.
(8)	Represents options to purchase 20,270 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2024.
(9)	Represents (i) options to purchase 13,230 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2024.
(10)	Represents (i) options to purchase 23,766 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2024.
(11)	Represents (i) 794 ordinary shares, and (ii) options to purchase 36,150 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2024.
(12)	Represents options to purchase 36,150 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2024.
(13)	Represents options to purchase 26,250 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2024.
(14)	Represents options to purchase 35,235 ordinary shares currently exercisable or exercisable within 60 days of March 31, 2024.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As of March 31, 2024, according to the records of Continental Stock Transfer & Trust Co., approximately 2,774,838 (or 4.8%) of our outstanding ordinary shares are held by 12 record holders in the United States, not including Cede & Co., the nominee of the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

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

Relationship With SKT

On June 17, 2019, Nanox Gibraltar entered into a Strategic Share Purchase Agreement with SK Telecom TMT Investment Corp. (“SKT”), Pureun Partners Asset Management Co., Ltd. and EBEST-PPAM Fund No. 9 (collectively, the “SKT Entities”), pursuant to which Nanox Gibraltar sold 2,607,466 ordinary shares to the SKT Entities for an aggregate purchase price of approximately $5.0 million. In connection with such transaction, Nanox Gibraltar also issued a warrant to SKT to acquire 2,262,443 ordinary shares at an exercise price of $20.87 per share (the “Warrant”).

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

On June 4, 2020, we entered into a Share Purchase Agreement with SKT, pursuant to which we sold 1,250,000 ordinary shares to SKT for an aggregate purchase price of $20.0 million. In connection with such agreement, we amended the Warrant to extend the exercise period to the earlier of June 17, 2025 or an exit event, which event does not include an initial public offering, and we amended the Investor Rights Agreement which granted SKT the right to appoint Mr. Jung Ho Park (or another person designated by SKT) as a director for a term of three years. In addition, we granted Mr. Park options to purchase 100,000 of our ordinary shares, vesting in equal quarterly installments over a period of four years, at an exercise price of $16.00 per ordinary share. In the event that SKT nominates any replacement director, any such director may receive options with the same terms, but the aggregate number of options granted to all such directors together shall not exceed 100,000. Mr. Park resigned from our Board of Directors in December 2021, at which time his unvested options to purchase 68,750 ordinary shares expired, and new options to purchase the same number of ordinary shares (i.e., 68,750 shares) were granted to Ms. So Young Shin, a successor director appointed by SKT in May 2022, and is currently serving on our board of directors.

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

Agreements With Directors and Officers

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, since January 1, 2023.

Relationship With Illumigyn Ltd.

Since December 1, 2019, Illumigyn has sub-leased approximately 165 square meters of private office space, including access to shared public spaces, from us in Neve Ilan, Israel. The deceased Mr. Poliakine served as a member of senior management of Illumigyn through a service provider agreement and was a significant shareholder primarily through indirect holdings, and he served as a member of the board of directors of Illumigyn until August 2019. In addition, the deceased Mr. Richard Stone, who served as a director until his passing in May 2022, was a significant shareholder in, and served as a member of the board of directors of Illumigyn, Ms. Noga Kainan, our director, served as a member of the board of directors of Illumigyn, and Anat Kaphan, our former Chief Innovation Officer who currently serves as a member of our advisory board, also served as a consultant to Illumigyn. Illumigyn paid approximately $12,000 per month under the sub-lease. During the years ended December 31, 2023, 2022 and 2021, the Company received from Illumigyn $0, $171,000 and $125,000, respectively, under the sub-lease.

Relationship with SixAI Ltd.

On April 16, 2020, we entered into a service agreement (the “Service Agreement”) with SixAI, pursuant to which SixAI agreed to provide Nanox with certain software development and mechanical engineering services. The Service Agreement was effective as of March 1, 2020 and was extended by mutual agreement of the parties several times until terminated on December 31, 2021. During the years ended December 31, 2023, 2022 and 2021, the Company recorded an expense of $0, $0 and $80,000 relating to the Service Agreement. Late Mr. Poliakine served as a member of the board of directors of SixAI and was a controlling shareholder of SixAI.

Relationship with Wellsense Technologies, Ltd.

Since February 2020, Wellsense Technologies, Ltd. (“Wellsense Technologies”) has sub-leased approximately 165 square meters of private office space, including access to shared public spaces, from us in Neve Ilan, Israel. Wellsense Technologies, Ltd. paid approximately $7,000 per month. Late Mrs. Poliakine and Richard Stone, who served as directors until their passing in January 2024 and May 2022 respectively, were shareholders of the parent company of Wellsense Technologies. During the years ended December 31, 2023, 2022 and 2021, the Company received from Wellsense Technologies $0, $47,000 and $66,000, respectively, under the sub lease.

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

Equity Incentive Plans

From time to time we grant options to purchase our ordinary shares and/or RSUs to our executive officers and directors. On December 31, 2023, our shareholders approved an award of options to our non-executive directors. For more information, see Notice and Proxy Statement for the Annual General Meeting of the Shareholders, filed as exhibit 99.1 to the Company’s form 6-K, on November 16, 2023. For a description of our equity incentive plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”

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

Ordinary Shares

As of December 31, 2023, we had 57,778,628 ordinary shares outstanding.

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

Warrant Agreements

As of March 31, 2024, there were three outstanding warrants, which are currently exercisable: (i) a warrant issued upon the consummation of our initial public offering to A-Labs Advisory & Finance Ltd., which provided to us strategic consulting services, to purchase 50,000 ordinary shares, with an exercise price of $18 per share; (ii) the warrant issued to SK Square Americas, Inc. (formerly known as SK Telecom TMT Investment Corp.) to purchase 2,262,443 ordinary shares, with an exercise price of $20.87 per share, and (iii) warrants to purchase up to 2,142,858 ordinary shares, with an exercise price of $19.00 per share, issued to a single investor as part of registered direct offering on July 26, 2023 as described above under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship With SKT.”

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

In addition, as of March 31, 2024, SK Square Americas, Inc., as a holder of a warrant to purchase an aggregate of 2,262,443 ordinary shares, is entitled to piggyback registration rights under the terms of such warrant substantially similar to the registration rights described in the preceding paragraph.

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

E. Taxation

Israeli Tax Considerations and Government Programs

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income, currently at the rate of 23%. Capital gains derived by an Israeli resident company are generally subject to tax at the regular corporate tax rate.

Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to scientific research and development projects in the fields of industry, agriculture, transportation or energy, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the financing of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version) 1961 (the “Ordinance”). Capital Expenditures for scientific research incurred by a company for the promotion or development of the company, which do not meet the above conditions, are deductible in equal amounts over three years.

From time to time, we may apply to the Israeli Innovation Authority (the “IIA”), for approval to allow a tax deduction for research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”), provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law). The benefits available under the Investment Law are subject to the fulfillment of conditions stipulated therein. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

Tax Benefits Subsequent to the 2005 Amendment

An amendment to the Investment Law, which became effective as of April 1, 2005, or the 2005 Amendment, changed certain provisions of the Investment Law. An eligible investment program under the 2005 Amendment qualifies for benefits as a “Benefited Enterprise”. Prior to the 2005 Amendment, investment programs under the Investment Law were called “Approved Enterprises”. The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depend on, among other things, the geographic location of the Benefited Enterprise within Israel. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of between 10% and the applicable corporate tax rate for the remainder of the benefits period, depending on the level of foreign investment in the company in each year during the benefits period.

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

Dividends distributed from preferred income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at the following rates: (i) Israeli resident individuals—20% and (ii) non-Israeli residents—20 % or a lower rate under a tax treaty, if applicable, and subject to the receipt in advance of valid certificate from the Israeli Tax Authority, or the ITA allowing for a reduced tax rate. If such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% (with respect to non-Israeli shareholders – subject to the receipt in advance of a valid certificate from the ITA allowing the reduced 20%, or such lower rate as may be provided in an applicable tax treaty)).

The provisions of the 2011 Amendment do not apply to existing “Benefited Enterprises” or “Approved Enterprises”, which will continue to be entitled to the tax benefits under the Investment Law, as in effect prior to the 2011 Amendment, unless the company owning such enterprises had made an election to apply the provisions of the 2011 Amendment (such election cannot be later rescinded), which is to be filed with the ITA, not later than the date prescribed for the filing of the company’s annual Israeli tax return for the respective year.

We are currently not entitled to tax benefits under the 2011 Amendment.

Tax Benefits Under the 2017 Amendment

Additional amendments to the Investment Law became effective in January 2017, or the 2017 Amendment. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax benefit programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions may qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development area “A”. In addition, a Preferred Technology Company will benefit from a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017, for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions may qualify as a “Special Preferred Technology Enterprise” and thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million may be eligible for these benefits for a period of at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income are generally subject to withholding tax at the rate of 20% or such lower rate, as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). If such dividends are paid to an Israeli company, no tax is required to be withheld. If dividends paid out of Preferred Technology Income are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

We are currently not entitled to tax benefits under the 2017 Amendment.

Taxation of Our Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident for tax purposes, and on the disposition of such assets by a non-Israeli resident for tax purposes if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, (iii) are shares or a right to a share in a non-Israeli resident company, the majority of whose assets are located in Israel, but only in respect of the portion of the consideration that is attributable to assets located in Israel, or (iv) located outside of Israel which mainly represent, directly or indirectly, rights to assets, property or inventory located in Israel, but only with respect to such portion of the assets that are located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus”. Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is taxed at the applicable rate discussed below.

Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis based on a contract, 10% or more of one of the Israeli resident company’s “means of control”, which includes, among other things, the right to receive profits of the company, voting rights, the rights to receive proceeds upon the company’s liquidation and the right to appoint a director) at the time of sale or at any time during the preceding 12-month period, such capital gain will be taxed at the rate of 30%. Furthermore, where an individual claimed real interest expenses and linkage differentials in connection with the purchase and holding of such shares, the capital gain on the sale of the securities will taxed at a rate of 30% (exclusive of excess tax described below).

Real Capital Gain derived by corporations will be generally subject to the regular corporate tax rate (23% in 2023).

Individual and corporate shareholder dealing in securities in Israel may be taxed at the tax rates applicable to business income—23% for corporations in 2023 and a marginal tax rate of up to 47% (in 2023) for individuals, not including excess tax (described below). Notwithstanding the foregoing, Real Capital Gain derived from the sale of our ordinary shares by a non-Israeli shareholder (whether an individual or a corporation) may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares on a recognized stock exchange, (ii) the seller does not have a permanent establishment maintained in Israel to which the derived capital gain is attributable, (iii) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, alone or together with another by Israeli residents, and (iv) if the seller is a corporation, there is no Israeli resident that is entitled to 25% or more of the revenues or profits of the corporation, directly or indirectly. In addition, such exemption would not be available to a person whose capital gains from selling or otherwise disposing of the securities are deemed to be business income. In addition, this exemption shall not be relevant to the part of the capital gains allocable to the holding period before the shares were listed for trading on the stock exchange (however, such portion might also be exempt from tax in Israel if certain criteria are met).

In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty subject to the eligibility of such person to the treaty benefits. For example, the Convention between the Government of the United States and the Government of the State of Israel with respect to Taxes of Income, as amended, or the U.S.-Israel Double Tax Treaty, generally exempts U.S. residents for the purposes of the treaty holding the shares as a capital asset and are entitled to claim the benefits afforded to such a resident by the U.S.-Israel Double Tax Treaty, from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale subject to certain conditions; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days in the aggregate during the relevant taxable year; (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident which is maintained in Israel under certain terms; (iv) the capital gain from the sale is not attributed to real estate located in Israel; and (v) the capital gain from the sale is not attributed to royalties.

In some instances where shareholders may be liable for Israeli tax on the sale of their ordinary shares and the payment of the consideration may be subject to withholding of Israeli tax. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at the time of sale. For example, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as a non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes.

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

A non-Israeli resident (either individual or corporation) is generally subject to Israeli withholding tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12-month period and the shares are not held through a nominee company); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). Under the U.S.-Israel Double Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding voting shares of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends—the maximum tax rate is 12.5%, (ii) if both the conditions mentioned in (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise, Benefited Enterprise, Preferred Enterprise or Preferred Technology Enterprise —the tax rate is 15% if a certificate for a reduced withholding tax rate would be provided in advance from the ITA and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident maintained in Israel.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) in the case of individuals, the non-Israeli resident is not subject to Excess Tax in Israel, and; (iii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

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

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. The gain or loss will generally be capital gain or loss and individuals and other non-corporate U.S. Holders who have held the ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain that the U.S. Holder recognizes may be subject to Israeli income tax and will generally be U.S. source gain, which may limit a U.S. Holder’s ability to claim a foreign tax credit for any such Israeli income tax imposed on such gain. U.S. Holders that are eligible for the benefits of the U.S.-Israel Double Tax Treaty may apply the U.S.-Israel Double Tax Treaty to treat such gain as exempt from Israeli tax, provided certain requirements are met. If a U.S. Holder is not eligible for the benefits of the U.S.-Israel Double Tax Treaty or does not elect to apply the U.S.-Israel Double Tax Treaty, then such holder may not be able to claim a foreign tax credit arising from any Israeli tax imposed on the sale or other disposition of our ordinary shares. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the U.S.-Israel Double Tax Treaty.

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

Because the PFIC income test described above is based on a non-U.S. corporation’s gross income and not its net income, a non-U.S. corporation in the early stages of its business, such as our company, can be treated as a PFIC in those taxable years before it has sufficient operating revenue as a result of earning any amount of interest or other passive income. As a result, we believe that we will technically be classified as a PFIC for the taxable year ended December 31, 2024. Depending upon the composition of our income and assets and the market price of our ordinary shares during 2023 and subsequent taxable years and whether we start generating a substantial amount of active revenue, we could continue to be classified as a PFIC for 2024 and subsequent taxable years if we are classified as a PFIC for 2023. Accordingly, U.S. Holders of our ordinary shares should be willing to assume the risks of investing in a PFIC.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. Our annual report on Form 20-F and other information submitted by us to the SEC may be accessed through this website.

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

Item 11. Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Risk

As of December 31, 2023, we had cash equivalents consisting primarily of U.S. dollar bank deposits. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. Consequently, changes in market interest rates would not have a material impact on our financial position or results of operations.

As of December 31, 2023, we had an outstanding short-term loan of $3.5 million that was provided to Nanox Korea and approximates its carrying value since it bears interest at a rate close to the prevailing market rate.

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

Management of the Company, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2023.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Based on their evaluation, as of the end of the period covered by this Annual Report on Form 20-F, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures over financial reporting were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our Management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, under the supervision and participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Following the assessment, our management determined that our internal control over financial reporting was effective as of December 31, 2023.

Previously Identified Material Weakness in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In the Management’s Report on Internal Control Over Financial Reporting within our 20-F Form for the year ended December 31, 2022, management concluded that we lacked effective internal control over financial reporting due to insufficient personnel with requisite expertise, experience, and training. Consequently, based on the criteria outlined in the Internal Control-Integrated Framework (2013) issued by COSO, we determined that our internal control over financial reporting was ineffective as of December 31, 2022.

Remediation Efforts of a Previously Disclosed Material Weakness

Throughout 2023, our management, under the oversight of the Audit Committee of the Board of Directors, conducted a remediation plan. As part of such remediation plan, we have made organizational structural adjustments within the finance department by promoting one of the controllers to the position of Corporate Controller. Additionally, we recruited additional finance and accounting personnel with a requisite level of qualification, technical skills and experience necessary for a public company, to support the existing finance team. We have recruited these personnel after considering the appropriateness of each individual’s experience and believe that these personnel are qualified to serve in their current respective roles. We have also expanded the utilization of external advisors to strength our accounting expertise and to strength our capabilities to analyze complex accounting matters to better support our financial reporting obligations.

As a consequence of the remediation activities detailed above, management concluded that the Company resolved its previously reported material weaknesses as of December 31, 2023.

(c)	Attestation Report of the Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2023 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under “Item 18—Financial Statements.”

(d)	Changes in Internal Control Over Financial Reporting

Other than the remediation efforts described above taken to address the material weakness during the period covered by this Annual Report, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Noga Kainan and Dan Suesskind, independent directors and members of our audit committee, are audit committee financial experts.

Item 16B. Code of Ethics

We have adopted a code of ethics and conduct, which is applicable to all of our directors, officers and employees. We have made our code of ethics publicly available on our website.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
	2023	2022
Audit Fees(1)	$577,464	$577,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	89,911	37,000
All Other Fees(4)	—	11,000
Total	$667,375	$625,000

(1)	“Audit Fees” represents the aggregate fees billed or accrued for the interim reviews and audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)	“Audit-Related Fees” represents the aggregate fees billed or accrued for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”

(3)	“Tax Fees” represents the aggregate fees billed or accrued for professional tax services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(4)	“All Other Fees” represents the aggregate fees billed or accrued for services rendered by our independent registered public accounting firm other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

Not Applicable.

Item 16K. Cybersecurity.

Cybersecurity Risk Management Strategy and Process

We have established policies, processes, and systems for assessing, identifying and managing material risks from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information and cybernetic systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

Our overall cybersecurity management system includes:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broad enterprise IT environment;

●	an in-house cybersecurity and information technology (IT) team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents, as well as members of our management team dedicated to assessing and managing material risks from cybersecurity threats;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls; and

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

●	cybersecurity awareness training of our employees, incident response personnel, and senior management;

In addition to the foregoing, we have conducted exercises involving our executives to simulate cybersecurity incidents to familiarize our management with possible cybersecurity incidents and to develop appropriate response protocols, with the details and results of such exercises presented to the board of directors. Such “tabletop exercises” are prepared by our CISO in collaboration with our Vice President of IT & Cyber, a third party expert in cybersecurity ransom negotiations, external legal counsels and a cyber insurance broker. Tabletop exercises represent simulated scenarios of cybersecurity attacks designed according to the specifications, threat profile, and regulatory landscape relevant to us with the following objectives in mind:

●	to allow executives to deal with relevant information security scenarios;

●	to familiarize and understand key areas and areas of exposures relevant in a response process to information security incidents;

●	to identify key gaps in current business and information security policies, standards, and processes;

●	raise stakeholders’ level of preparedness and involvement to navigate cybersecurity incidents;

●	empower the organization to adapt and improve decision-making procedures, strategies and processes;

●	to enhance stakeholders’ capabilities in coping with and defeating cybersecurity incidents; and

●	to fine-tune incident response and business continuity plans.

Main points addressed in tabletops include:

●	incident scoping and differential analysis;

●	threats, risks, and potential exposures of a cybersecurity incident to business continuity, data confidentiality, Company reputation and goodwill, human resources, legal, and regulatory liability;

●	benefits and limitations of cybersecurity threat insurance;

●	threat actors’ motivations and tactics;

●	the value of conducting threat actor communications;

●	the functions of an incident response team and cybersecurity incident negotiations professional;

●	aspects and content of a cyber-incident response plan; and

●	risk analysis and management during a cybersecurity incident.

Material Cybersecurity Incidents

For the fiscal year ended December 31, 2023, the Company did not experience any material cybersecurity incidents, nor do we face any current risk from cybersecurity threats, including from any previous cybersecurity incidents, that are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition.

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function. The Board oversees management’s implementation of our cybersecurity risk management program.

The board of directors began receiving regular reports from management on our cybersecurity risks. In addition, management updates the board of directors, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. In addition, at least once a year, the board of directors receives a report from management on the topic.

Our management team, including our CEO, GM ARC DIVISION, COO NANOX AI, CEO USARAD and CISO, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment. All reasonable measures were taken according to Best Global Practice, ISO 27001, ISO 27799 and The Israel National Cyber Directorate.

Part III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Nano-X Imaging Ltd. are included at the end of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit No.	Description
1.1*	Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-240209) filed on August 14, 2020 with the SEC)
2.1†	Description of Securities Registered under Section 12 of the Exchange Act
4.1*	Asset Purchase Agreement, dated November 3, 2021, among MDWEB, LLC, Nano-X Imaging. and Nano-X Imaging Ltd. (incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 2, 2022 with the SEC)
4.2*	Agreement and Plan of Merger, dated August 9, 2021, among Nano-X Imaging Ltd, Zebra Medical Vision Ltd. and PerryLLion Ltd. (incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 2, 2022 with the SEC)
4.3*	First Amendment to the Agreement and Plan of Merger, dated August 9, 2021, among Nano-X Imaging Ltd, Zebra Medical Vision Ltd. and PerryLLion Ltd. (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 2, 2022 with the SEC)
4.4*	Stock Purchase Agreement dated November 2, 2021 by and among Dr. Michael Yuz, Dr. Michael Yuz as the representative of Sellers, USARAD Holdings, Inc. and Nano-X Imaging Ltd (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 2, 2022 with the SEC)
4.5*	Form of warrants to purchase ordinary shares issued to A-Labs Finance and Advisory Ltd. (incorporated by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)

4.6*	Warrant to purchase ordinary shares, dated September 2, 2019, issued to SK Telecom TMT Investment Corp. (incorporated by reference to Exhibit 4.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.7*	Amendment to Warrant to purchase ordinary shares, dated June 4, 2020, issued to SK Telecom TMT Investment Corp. (incorporated by reference to Exhibit 4.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.8*	Form of warrants to purchase ordinary shares issued to institutional investor, filed on July 26, 2023, as Exhibit 4.3 to the Registrant’s Form 6-K (File No. 001-39461) filed on July 26, 2023 with the SEC)
4.9*	Contract Manufacturing Agreement, dated May 26, 2020, by and between the Registrant and FoxSemicon Integrated Technology, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.10*	Registration Rights Agreement by and among the Registrant and the certain shareholders named therein (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-240209) filed on August 14, 2020 with the SEC)
4.11*	2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.12*	U.S. Sub-Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.13*	Form of Indemnification Agreement between the Registrant and each director and executive officer (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-240209) filed on August 14, 2020 with the SEC)
4.14*	Compensation Policy for Executive Officers and Directors (incorporated by reference to Exhibit A to the Proxy Statement filed as Exhibit 99.1 to the Registrant’s Form 6-K (File No. 001-39461) filed on December 31, 2020 with the SEC)
4.15*	Settlement Agreement and Release dated December 29, 2022, among Nano-X Imaging Ltd, Nano-X AI Ltd. (formerly Zebra Medical Vision Ltd.) and PerryLLion Ltd. (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 1, 2023 with the SEC)
4.16*	First Amendment to Stock Purchase Agreement dated April 28, 2023, by and among Dr. Michael Yuz, as the Seller Representative, Nano-X Imaging, Inc. and Nano-X Imaging Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 1, 2023 with the SEC)
8.1†	List of subsidiaries of the Registrant
12.1†	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2†	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1±	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2±	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1†	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.) a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm.
97.1†	Policy for Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed.
†	Filed herewith.
±	Furnished herewith.
#	Certain portions of this exhibit have been omitted pursuant to Form 20-F’s Instructions as to Exhibits. The registrant agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.

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

Date: April 22, 2024

NANO-X IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nano-X Imaging Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nano-X Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Goodwill impairment assessment – radiology services reporting unit

As described in Note 4 to the consolidated financial statements, during 2023 the Company recorded an impairment of the total goodwill balance for the reporting unit assigned to radiology services in an amount of $7,055 thousand. As disclosed by management, goodwill is assigned to reporting unit, and tested for impairment at least annually in the fourth quarter of the fiscal year, and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable.

During 2023, management noted the following main triggering events for its radiology services reporting unit: (i) increase of the discount rate and (ii) changes in the Company’s estimates as a result of business specific considerations. As a result, management performed a quantitative analysis and recorded a goodwill impairment charge of $7,055 thousand related to its radiology services reporting unit. Management determines the fair value of its reporting unit using the income approach, according to which, the method used is the discounted cash flow method. Management begins with a forecast of all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value, and then applies a discount rate to arrive at a net present value amount. As disclosed by management, key estimates include cash flow projections and significant assumptions including terminal growth rate and discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the radiology services reporting unit is a critical audit matter are (i) the application of significant judgment by management when developing the fair value measurement of the reporting unit; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions including terminal growth rate and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the radiology services reporting unit. These procedures also included, among others, testing management’s process for developing the fair value estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the significant assumptions used by management related to the terminal growth rate and discount rate. Evaluating whether management’s cash flow projections were reasonable considering (i) the current and past performance of the radiology services reporting unit, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

April 22, 2024

We have served as the Company’s auditor since 2019.

NANO-X IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	December 31, 2023	December 31, 2022
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	56,377	38,463
Restricted deposit	46	-
Marketable securities	26,006	39,161
Accounts receivables net of allowance for credit losses of $55 and $34 as of December 31, 2023 and December 31,2022, respectively.	1,484	977
Inventories	2,356	-
Prepaid expenses	1,274	2,414
Other current assets	1,092	1,446
TOTAL CURRENT ASSETS	88,635	82,461

NON-CURRENT ASSETS:
Restricted deposit	327	66
Property and equipment, net	42,343	43,545
Operating lease right-of-use asset	4,573	1,157
Marketable securities	-	25,198
Intangible assets	80,607	91,219
Goodwill	-	7,420
Other non-current assets	2,163	2,867
TOTAL NON-CURRENT ASSETS	130,013	171,472
TOTAL ASSETS	218,648	253,933

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Current maturities of long term loan	3,490	-
Accounts payable	3,303	3,619
Accrued expenses	3,920	12,240
Deferred revenue	543	182
Contingent short term earnout liability	-	4,250
Current maturities of operating lease liabilities	861	740
Other current liabilities	3,407	4,043
TOTAL CURRENT LIABILITIES	15,524	25,074

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	4,045	398
Long term loan	-	3,481
Non-current deferred revenue	-	398
Contingent long-term earnout liability	-	4,089
Deferred tax liability	2,953	3,330
Other long-term liabilities	612	483
TOTAL NON-CURRENT LIABILITIES	7,610	12,179
TOTAL LIABILITIES	23,134	37,253

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at December 31, 2023 and December 31 2022, 57,778,628 and 55,094,237 issued and outstanding at December 31, 2023 and December 31, 2022, respectively	165	158
Additional paid-in capital	515,887	477,953
Accumulated other comprehensive loss	(305)	(1,974)
Accumulated deficit	(320,233)	(259,457)
TOTAL SHAREHOLDERS’ EQUITY	195,514	216,680
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	218,648	253,933

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2023	2022	2021
	U.S. Dollars in thousands
REVENUE	9,905	8,578	1,304

COST OF REVENUE	16,497	15,458	2,816

GROSS LOSS	(6,592)	(6,880)	(1,512)

OPERATING EXPENSES:
Research and development, net	26,049	26,507	17,122
Sales and Marketing	4,168	4,376	7,033
General and administrative	24,272	41,254	34,709
Goodwill impairment	7,420	50,878	-
Change in contingent earnout liability	(4,488)	(20,376)	-
Other expenses (income)	(1,424)	8,191	1,182
TOTAL OPERATING EXPENSES	55,997	110,830	60,046
OPERATING LOSS	(62,589)	(117,710)	(61,558)

REALIZED LOSS FROM SALE OF MARKETABLE SECURITIES	(178)	-	-
FINANCIAL INCOME (EXPENSES), net	1,652	789	(288)
OPERATING LOSS BEFORE INCOME TAXES	(61,115)	(116,921)	(61,846)

INCOME TAX BENEFIT	339	3,678	48
NET LOSS	(60,776)	(113,243)	(61,798)

BASIC AND DILUTED LOSS PER SHARE	(1.08)	(2.17)	(1.28)
THE WEIGHTED AVERAGE OF THE NUMBER OF ORDINARY SHARES (in thousands)	56,368	52,235	48,216

NET LOSS	(60,776)	(113,243)	(61,798)
Other comprehensive loss:
Reclassification of net losses realized in income statement	178	-	-
Unrealized gain (loss) from marketable securities	1,491	(1,367)	(607)
Total other comprehensive income (loss):	1,669	(1,367)	(607)
TOTAL COMPREHENSIVE LOSS	(59,107)	(114,610)	(62,405)

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
		U.S. Dollars in thousands

BALANCE AT JANUARY 1, 2021	46,100,173	131	315,031	-	(84,416)	230,746

CHANGES DURING 2021:
Issuance of ordinary shares upon exercise of warrants	780,920	2	265	-	-	267
Issuance of ordinary shares upon exercise of options	1,099,946	3	3,330	-	-	3,333
Issuance of ordinary shares due to business combination and assets acquisition (refer to Note 3)	3,810,402	13	101,497	-	-	101,510
Share-based compensation	-	-	18,697	-	-	18,697
Unrealized loss from marketable securities	-	-	-	(607)	-	(607)
Net loss for the year	-	-			(61,798)	(61,798)
BALANCE AT DECEMBER 31, 2021	51,791,441	149	438,820	(607)	(146,214)	292,148

CHANGES DURING 2022:
Issuance of ordinary shares upon exercise of warrants	192,927	1	369	-	-	370
Issuance of ordinary shares upon exercise of options	372,159	1	578	-	-	579
Issuance of ordinary shares in connection with earnout liability. (refer to Note 3)	89,286	*	953	-	-	953
Issuance of ordinary shares under settlement agreement with former shareholders of Nanox AI Ltd. (refer to Note 3)	2,648,424	7	18,610	-	-	18,617
Share-based compensation	-	-	18,623	-	-	18,623
Unrealized loss from marketable securities	-	-	-	(1,367)	-	(1,367)
Net loss for the year	-	-	-	-	(113,243)	(113,243)
BALANCE AT DECEMBER 31, 2022	55,094,237	158	477,953	(1,974)	(259,457)	216,680

CHANGES DURING 2023:
Issuance of ordinary shares and warrants, net of issuance expenses **	2,142,858	6	27,133	-	-	27,139
Issuance of ordinary shares upon exercise of RSUs	34,750	*	-	-	-	*
Issuance of ordinary shares upon exercise of options	251,391	*	903	-	-	903
Issuance of ordinary shares under settlement agreement with former stockholders of USARAD Holding Inc. (refer to Note 3)	255,392	1	1,560	-	-	1,561
Reclassification of earn-out liability to equity	-	-	1,500	-	-	1,500
Share-based compensation	-	-	6,838	-	-	6,838
Unrealized gain from marketable securities, net	-	-	-	1,669	-	1,669
Net loss for the year	-	-	-	-	(60,776)	(60,776)
BALANCE AT DECEMBER 31, 2023	57,778,628	165	515,887	(305)	(320,233)	195,514

*	Less than $1.
**	Issuance expenses totaled to $2,861

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2022		2021
	U.S. Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(60,776)		(113,243)	(61,798)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	6,838		18,623	18,806
Amortization of intangible assets	10,612		10,607	1,768
Impairment of goodwill	7,420		50,878	-
Change in contingent earnout liability	(4,488)		(20,376)	-
Depreciation	1,198		905	524
Deferred tax liability, net	(377)		(3,733)	(116)
Realized loss from sale of marketable securities	178		-	-
Exchange rate differentials	69		(47)	10
Amortization of premium, discount and accrued interest on marketable securities	735		1,398	(216)
Impairment of property and equipment		-	172	214
Loss from disposal of property and equipment	1,297		-	-
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable, net	(507)		74	(40)
Prepaid expenses and other current assets	1,940		1,235	1,724
Other non-current assets	(251)		(800)	(374)
Accounts payable	(153)		469	1,721
Accrued expenses and other liabilities	(8,956)		10,410	(719)
Operating lease assets and liabilities	352		(125)	23
Deferred revenue	(37)		(82)	179
Other long-term liabilities	129		250	233
Net cash used in operating activities	(44,777)		(43,385)	(38,061)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for business combinations, net of cash and restricted cash acquired	-		-	(2,859)
Investment in restricted deposits	(373)		-	-
Proceeds from maturity of marketable securities	38,287		31,241	10,986
Purchase of marketable securities	-		(8,454)	(104,043)
Proceeds from sale of marketable securities	822		-	2,754
Purchase of property and equipment	(3,303)		(7,171)	(23,158)
Investment in equity securities	-		(1,010)	-
Net cash provided by (used in) investing activities	35,433		14,606	(116,320)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from long term loan	-		-	3,796
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	27,139		-	-
Repayment of financial liability	-		(145)	-
Payment due to settlement of contingent earnout liabilities	(790)		-	-
Proceeds from issuance of ordinary shares upon exercise of warrants	-		370	267
Proceeds from issuance of ordinary shares upon exercise of options	903		579	3,316
Net cash provided by financing activities	27,252		804	7,379

EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	(60)		(268)	(10)
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	17,848		(28,243)	(147,012)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT BEGINNING OF THE YEAR	38,529		66,772	213,784
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT END OF THE YEAR	56,377		38,529	66,772

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS:
Cash paid for income taxes	3		147	7
Cash paid for interest	149		90	13

SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS:
Fair value of ordinary shares issued as consideration for purchase of assets	-		-	1,500
Fair value of ordinary shares issued as consideration for business combinations and achievement of milestones	-		-	100,010
Issuance of ordinary shares in connection with earnout liability	1,561		953	-
Issuance of ordinary shares under settlement agreement with former shareholders of Nanox AI Ltd.	-		18,617	-
Fair value of contingent consideration assumed in business combinations	-		-	47,194
Fair value of contingent consideration assumed in purchase of assets	-		-	1,091
Reclassification of earn-out liability to equity	1,500		-	-
Operating lease liabilities arising from obtaining operating right-of use assets	4,411		320	194

(*)	Less than 1 thousand US dollars.

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1 — GENERAL:

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

On November 2, 2021, Nanox U.S. completed the acquisition of 100% of the shares of USARAD Holdings, Inc. (refer to Note 3).

On November 4, 2021, the Company completed the merger with Zebra Medical Vision Ltd (refer to Note 3).

The Company, together with its subsidiaries, develops a commercial-grade tomographic imaging device with a digital X-ray source, provides teleradiology services and develops artificial intelligence applications designed to be used in real-world medical imaging applications. The Company’s solution, referred to as the Nanox Multi Source System, has two integrated components – “Nanox.ARC” and “Nanox.CLOUD”. Nanox.ARC is a medical tomographic imaging system incorporating the Company’s novel digital X-ray source. Nanox.CLOUD is a platform which employs a matching engine to match medical images to radiologists, provides image repository, connectivity to diagnostic assistive AI systems, billing and reporting. On April 1, 2021, the Company received clearance from the FDA to market the Company’s Nanox Cart X-Ray System, which is the Company’s Single Source System. On April 28, 2023, the Company received clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicists.

In August 2022, the Company entered into a supply agreement with Re-medi Co Ltd. in order to integrate Remedi’s two-dimensional (“2D”) imaging systems (using traditional X-ray tubes) to the Nanox.CLOUD and the Nanox.MARKETPLACE, creating a mobile 2D X-ray system that enables remote readings of scans with AI-powered imaging analysis and a global teleradiology solution, which is referred to as the “Nanox.CONNECT.”

The Company has experienced net losses and negative cash flows from operations since its inception. The Company anticipates such losses will continue until its product candidates reach commercial profitability. On July 26, 2023, the Company raised $30 million in a registered direct offering by selling 2.1 million of the Company’s ordinary shares, together with 5 year warrants to purchase up to 2.1 million ordinary shares with an exercise price of $19.00 per share at a combined purchase price of $14.00 per share. The net proceeds of the offering were approximately $27.1 million Based on the Company’s activities during the year ended December 31, 2023, the Company has sufficient funds for its plans for the next twelve months from the issuance of these financial statements.

b.	Current Impact of geopolitical tensions and the start of the military conflict between Russia and Ukraine

The Company’s business may materially be affected by conditions in the financial markets and economic conditions in the U.S., Europe, Asia and, to a lesser extent, elsewhere in the world. 2023 was characterized by significant volatility in global markets, driven by investor concerns over inflation, rising interest rates, slowing economic growth and geopolitical uncertainty. Inflation across many key economies reached generational highs, prompting central banks to take monetary policy tightening actions that are likely to create headwinds to economic growth. Continued global supply chain disruption, including due to China’s recurrent restrictions and the ongoing war between Russia and Ukraine, are also contributing to mounting inflationary pressure. In 2022, in the U.S., annual inflation rose to the highest level in over 40 years. Concurrently, Europe experienced high year-over-year inflation. In response to rising inflation, the Federal Reserve raised the federal funds target range and the European Central Bank raised rates. While several key economic factors, including employment, wage growth and household savings, have demonstrated resilience, the U.S. economic contraction in 2023 has opened a debate among economists as to whether the U.S. has entered, or in the near term will enter, a recession.

U.S., Israel and global economies and markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. Although the length and impact of the ongoing military conflicts are highly unpredictable, the ongoing conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets.

As a result, sanctions and penalties have been levied by the United States, European Union and other countries against Russia. Russian military actions and the resulting sanctions could have a negative impact on supply chains, the Company’s MSaaS agreements relating to Russia and Belarus or the region and adversely affect the global economy and financial markets. Any of the abovementioned factors could affect the Company’s business, prospects, financial condition, and operating results. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 1 — GENERAL: (continued):

c.	The security situation in Israel

In October 2023, Israel was attacked by a terrorist organization and entered a state of war. As of the date of these consolidated financial statements, the war in Israel is ongoing and continues to evolve. The Company’s headquarters and several manufacturing and R&D facilities are located in Israel. Currently, such activities in Israel remain largely unaffected. The Company continues to maintain contingency plans with backup manufacturing and assembly locations for key products and components. During the year ended December 31, 2023, the impact of this war on the Company’s results of operations and financial condition was immaterial, but such impact may increase, which could be material, as a result of the continuation, escalation, or expansion of such war.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:

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

b.	Use of estimates in the preparation of financial statements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and such differences may have a material impact on the Company’s consolidated financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to goodwill impairment, impairment of long-lives assets, useful lives of intangible assets, income tax, legal and other contingencies and share-based payments. The Company bases its estimates on historical experience, known trends and events and various other factors that the Company believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company evaluates its estimates and assumptions on an ongoing basis. The Company’s actual results may differ from these estimates under different assumptions or conditions.

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

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

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

e.	Cash and cash equivalents

Cash equivalents consist of short term deposits and money market funds. The short term deposits are short-term unrestricted highly liquid investments that are readily convertible to cash and with original maturities of three months or less at acquisition. The money market funds consist of institutional investors money market funds and are readily redeemable to cash.

f.	Marketable Securities

All highly liquid investments are classified as marketable securities and have been classified and accounted for as available-for-sale. Investment in securities consists of debt securities classified as available-for-sale and recorded at fair value. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date and its reasonable expectation regarding those securities. Unrealized gains and losses on marketable debt securities classified as available-for-sale are reported net of reclassifications in other comprehensive income/(loss).

Premiums and discounts on debt securities are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Such amortization and accretion are included in the “Financial income, net” line item in the consolidated statements of operations.

g.	Inventories:

Inventories include raw materials and finished products and are valued at the lower of cost or net realizable value. Costs include materials, labor, external service, and manufacturing overhead. The Company adjusts excess and obsolete inventories to net realizable value and write-downs of excess and obsolete inventories are recorded as a component of cost of revenues.

h.	Accounts receivables

Accounts receivables are presented net of the allowance for expected credit loss and consists of short term receivables that arise in the normal course of business. The Company performs ongoing credit evaluations of its customers’ financial condition and typically requires no collateral from its customers.

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Years

Computers and electronic equipment	3-7
Office furniture and lab equipment	5-7
Vehicles	7
Equipment and machinery	5-10

Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

j.	i. Intangible Assets, net

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

During 2023 and 2022, the Company recognized a goodwill impairment of $7,420 and 50,878 thousand, respectively. As of December 31, 2021, the Company did not determine that it was more likely that not that the fair value of each reporting unit was less than its carrying amount. See note 4.

Other Intangible Assets, net

Definite life intangible assets are amortized using the straight-line method over their estimated period of useful life. Amortization of radiologist relationships, market platform, developed technology and image big data are recorded under cost of revenues. Amortization of trade names and customer relationships are recorded under sales and marketing expenses. In addition, the amortization period for intangible assets is reassessed and, if necessary, revised.

k.	Impairment of long-lived assets

The Company’s long-lived assets, such as property, plant and equipment and identifiable intangible assets are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators which could trigger an impairment may include, among others, any significant changes in the manner of the Company’s use of the assets or the strategy of the Company’s overall business, certain reorganization initiatives, significant negative industry or economic trends or when the Company concludes that it is more likely than not that an asset will be disposed of or sold. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. This measurement includes significant estimates and assumptions inherent in the estimate of the fair value of identifiable intangible assets and property and equipment such as assumptions associated with forecasting profitability, including operational margins and capital expenditures. Accordingly, changes in the assumptions described above could have a material impact on our consolidated results of operations. An impairment charge in the amount of $172 thousand and $214 thousand was recorded for the years ended December 31, 2022 and 2021, respectively, in relation to the Company’s Property, Plant and Equipment. During 2023, 2022 and 2021, the Company did not record any impairment charge related to its definite life intangible assets.

l.	Investment in Equity Securities

The Company’s investment in equity securities consists of non-marketable equity securities, which is an investment in a privately held company and presented under other non-current assets. The Company’s equity investment does not have a readily determinable fair value. The investment is measured as cost method investment under the measurement alternative prescribed within ASU 2016-01 “Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities” to the extent such an investment is not subject to consolidation or the equity method. Under the measurement alternative, this investment is carried at cost, less any impairment, adjusted for changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. The investment is impaired if based on a qualitative assessment of impairment indicators, the fair value of the investment is less than its carrying amount. If considered impaired, the difference between the carrying amount and fair value should be recorded in the consolidated statement of operations.

In February 2022, the Company purchased 67,000 common shares of a privately held company for an amount of $1,010 thousand.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

m.	Severance pay

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

In 2023, 2022 and 2021, all of the employees of the Company and its subsidiary in Israel are subject to Section 14 of the Severance Law. Severance pay expenses for 2023, 2022 and 2021 amounted to $1,024 thousand, $1,251 thousand and $846 thousand, respectively.

n.	Legal and other contingencies

Certain conditions, such as legal proceedings, may exist as of the date the consolidated financial statements are issued that may result in a loss to the Company, but that will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates with its legal advisors the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Such assessment inherently involves an exercise of judgment. Legal fees are expensed as incurred. Litigation outcomes and contingencies are unpredictable and excessive verdicts can occur. Therefore, the Company’s assessments involve complex judgments concerning future events and often rely heavily on estimates and assumptions. The Company applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. The Company reviews the adequacy of the accruals on a periodic basis and may determine to alter its reserves at any time in the future if the Company believes it would be appropriate to do so. As such accruals are based on management’s judgment as to the probability of losses and, where applicable, actuarially determined estimates, accruals may materially differ from actual verdicts, settlements or other agreements made with regards to such contingencies. If the assessment of a contingency indicates that it is probable that a material loss would be incurred and the amount of the liability can be estimated, then the Company records an accrued expense in the Company’s consolidated financial statements based on its best estimate. Loss contingencies considered to be remote by management are generally not disclosed unless material. For additional information, see note 12.

o.	Revenue Recognition

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

p.	Research and development expenses, net

Research and development expenses are presented net of grants and charged to the statement of operations as incurred and consist primarily of personnel, materials and supplies for research and development activities.

q.	Income tax

1)	The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current.

2)	Taxes that would apply in the event of disposal of investments in foreign and domestic subsidiaries have not been taken into account in computing the deferred tax assets as it is apparent that the temporary differences will not reverse in the foreseeable future.

3)	The Company accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits under taxes on income (tax benefit).

4)	Valuation allowances are provided unless it is more likely than not that the deferred tax asset will be realized. In the determination of the appropriate valuation allowances, the Company considers future reversals of existing taxable temporary differences, the most recent projections of future business results, that may enhance the likelihood of realization of a deferred tax asset. Assessments for the realization of deferred tax assets made at a given balance sheet date are subject to change in the future, particularly if earnings of the company or any of its subsidiaries are significantly higher or lower than expected, or if the Company takes operational or tax positions that could impact the future taxable of its earnings or its subsidiaries earnings. Accordingly, changes in the assumptions described above could have a material impact on the Company’s consolidated results of operations.

r.	Share-based compensation

The Company accounts for share-based compensation under ASC 718, “Compensation - Stock Compensation,” which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to non-employees, employees, officers and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant. The Company uses the Black-Scholes option-pricing model as part of such estimation.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company recognizes compensation expenses for its stock-based option awards and RSUs on a straight-line basis over the requisite service period (primarily a four-year period). The Company accounts for forfeitures as they occur.

s.	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares of the Company by the weighted average number of ordinary shares outstanding for each reporting period (including vested RSUs).

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

t.	Fair value measurement

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

	Balance as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (*)		28,373	-	28,373
Marketable securities (***)	-	26,006	-	26,006

Total assets	-	54,379	-	54,379

Liabilities:
Current maturities of long term loan	-	-	3,378	3,378
Contingent short-term earnout liability (**)	-	-	1,500	1,500
Total liabilities	-	-	4,878	4,878

The Company classifies AFS securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

	Balance as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (*)		31,841		31,841
Marketable securities (***)	-	64,359	-	64,359

Total assets	-	96,200	-	96,200

Liabilities:
Long term loan	-	-	3,228	3,228
Contingent short term earnout liability (**)	-	-	4,250	4,250
Contingent long-term earnout liability (**)	-	-	4,089	4,089
Total liabilities	-	-	11,567	11,567

The Company classifies AFS securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value.

(*)	As of December 31, 2023, approximately $28,373 thousand of Money market funds were classified under “Cash and Cash equivalents” in the consolidated balance sheets as such securities met all applicable classification criteria. As of December 31, 2022, approximately $31,841 thousand of Money market funds were classified under “Cash and Cash equivalents” in the consolidated balance sheets as such securities met all applicable classification criteria.

(**)	The income valuation approach is applied, and the valuation inputs include the contingent payment arrangement terms, discount rate and probability assessments.

(***)	The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2023 and 2022:

	December 31, 2023
	Fair value	Cost or amortized cost	Gross unrealized holding loss
Level 2 securities:
Municipal bonds	2,263	2,291	(28)
Corporate debt	19,441	19,715	(274)
Certificates of deposit	2,989	2,989	-
Other	1,313	1,316	(3)
Total	26,006	26,311	(305)

	December 31, 2022
	Fair value	Cost or amortized cost	Gross unrealized holding loss
Level 2 securities:
Municipal bonds	8,216	8,430	(214)
Corporate debt	47,476	49,099	(1,623)
Certificates of deposit	4,983	4,983	-
Other	3,684	3,821	(137)
Total	64,359	66,333	(1,974)

As of December 31, 2023 and 2022, the Company’s debt securities and certificates of deposit had the following maturity dates:

	December 31
	2023	2022
Due within one year	26,006	39,161
1 to 2 years	-	25,198

Total	26,006	64,359

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

Contingent earnout liability:

The Company determines the fair value of the liabilities for the earn-out contingent consideration based on a probability-weighted discounted cash flow analysis with regards to probability assessments of achievement of certain milestones and discount rate. A probability of success factor ranging from 0% to 100% was used in the calculation of the probability of the achievement of each milestone. This fair value measurement is based on significant unobservable inputs and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration liabilities is based on several factors, such as: the cash flows projected from operations; the probability of success of achievement of regulatory clearances, CPT codes, and other industry certification, development of applications and systems deployment and several other milestone events; and the time and resources needed to complete each milestone and the risk adjusted discount rate for fair value measurement. The weighted average discount rate ranged from 4.696% to 27.9%. The contingent short and long term earnout liability consideration is evaluated quarterly. Changes in the fair value of contingent consideration liabilities are recorded in the consolidated statements of operations. Significant changes in unobservable inputs, mainly the probability of success and cash flows projected, could result in material changes in the contingent short and long term earnout liabilities.

The following table summarizes the activity for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	December 31, 2023	December 31, 2022	December 31, 2021
	(U.S. Dollar in thousands)
Fair value at the beginning of the year	$8,339	$48,285	-
Initial recognition of earnout liabilities	-	-	48,285
Change in fair value of earn out liabilities obligation -	(4,488)	(20,376)	-
Issuance of ordinary shares due to achievement of milestones and settlement of contingent consideration (*)	(1,561)	(19,570)	-
Payment due to settlement of contingent earnout liabilities (*)	(790)	-	-
Reclassification of earn-out liability to equity (**)	(1,500)		-
Fair value at the end of the year	$-	$8,339	$48,285

(*)	On January 19, 2022, the Company issued 89,286 shares to the former shareholders of Zebra due to partial achievement of a milestone that occurred post-closing. On December 29, 2022, the Company entered into a settlement with respect to any additional amount that could be granted under the Agreement, according to which the Company issued Zebra’s former shareholders an additional 2,648,424 ordinary shares (representing additional consideration of approximately $18,617 thousand). As a result of the settlement, both parties’ performance obligations under the Agreement have been satisfied in full. Therefore, no further revaluations are required due to this settlement.

On April 28, 2023, the Company agreed to pay an aggregate amount of $290 in cash and 45,392 ordinary shares to the former stockholders of USARAD, in consideration for the achievement of certain milestones in connection with the first earn out period, as defined in the USARAD Stock Purchase Agreement. In addition, the Company and the former shareholders of USARAD entered into a settlement agreement with respect to any additional amount that could be granted to the shareholders of USARAD as consideration for the remainder of the milestones and applicable earn-outs under the USARAD Stock Purchase Agreement, according to which the Company agreed to pay an aggregate of $500 in cash and 210,000 ordinary shares to the former stockholders of USARAD. As a result of the settlement, both parties’ performance obligations under the USARAD Stock Purchase Agreement have been satisfied in full.

(**)	See note 3

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

The Quantitative Information about Level 3 Fair Value Measurements of the Company’s short-term and long-term contingent consideration liabilities designated as Level 3 are as follows:

	Fair Value at December 31, 2022	Valuation Technique	Significant Unobservable Input

Contingent short term earnout liability — (MDW Inc. and USARAD Holding Inc.)	$4,250	Discounted cash flow	contingent payment arrangement terms, and probability of achievement

Contingent long term earnout liability — (USARAD Holding Inc.)	$4,089	Discounted cash flow	contingent payment arrangement terms, and probability of achievement

u.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, marketable securities and accounts receivable.

The Company’s cash and cash equivalents and restricted cash are invested with major banks in Israel, the United States and Korea. Generally, these investments may be redeemed upon demand and the Company believes that the financial institutions that hold the Company’s cash balances are financially sound and, accordingly, bear minimal risk.

The Company’s accounts receivable is derived primarily from sales to the Company’s teleradiology business segment located mainly in the United States. Concentration of credit risk with respect to accounts receivable is mitigated by the fact that trade accounts receivables is typically due upon the issuance of invoice for services rendered.

v.	Leases

The Company accounts for leases in accordance with ASC 842. The Company determines if an arrangement is a lease at inception. Balances related to operating leases are included in operating lease right-of-use (“ROU”) assets, current maturities of operating leases liabilities and Non-current operating leases liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized as of the commencement date based on the present value of lease payments over the lease term. On the commencement date, lease payments that include variable lease payments dependent on an index or a rate (such as the Consumer Price Index or a market interest rate), are initially measured using the index or rate at the commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The company elected to separate between lease and non-lease components and will recognize the non-lease component as expense when incurred. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. As the Company’s leases do not provide an implicit rate, the Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term (see also note 8).

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

w.	Segment reporting

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

x.	New Accounting pronouncements Accounting Pronouncements effective in future periods

In December 2023, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024. The Company is evaluating the potential impact of this guidance on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU improves reportable segments disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statements.

NOTE 3 — BUSINESS COMBINATION AND OTHER TRANSACTION

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

The Nanox AI transaction was accounted in accordance with ASC 805, “Business Combinations”, using the acquisition method of accounting with the Company as the acquirer. Upon the successful achievement of certain milestones and achieving certain other operational targets, the Company was required to pay additional stock consideration in the amount of up to $84,366 thousand. As of December 31, 2022, the earn-out liability was fully settled (refer to Note 2t). Zebra changed its name to Nanox AI ltd. and Zebra Medical Vision Inc. (a fully owned subsidiary of Zebra, which is incorporated under the laws of the State of Delaware) changed its name to Nanox AI Inc.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 3 — BUSINESS COMBINATION AND OTHER TRANSACTION (continued):

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

NOTE 3 — BUSINESS COMBINATION AND OTHER TRANSACTION (continued):

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

NOTE 3 — BUSINESS COMBINATION AND OTHER TRANSACTION (continued):

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

During 2022 and 2023, the Company tested for goodwill impairment by quantitatively comparing the fair values of the AI solution segment reporting unit to it carrying amount. Based on the Company’s analysis, the Company determined that the carrying value of the AI solution segment reporting unit exceeded its fair value and therefore during 2022 and 2023 the Company recorded a non-tax-deductible goodwill impairment charge totaling $50,878 and $365 thousand, respectively, which was included within the consolidated statement of operations for the years ended December 31, 2023 and 2022 (refer to Note 4).

b.	The acquisition of USARAD Holding Inc. (the “USARAD transaction”)

On November 2, 2021 (the “USARAD closing date”), the Company completed the acquisition of 100% of the shares of USARAD Holdings, Inc., a Delaware corporation (“USARAD”), pursuant to the terms of the Stock Purchase Agreement, dated October 25, 2021, among the Company, USARAD, Dr. Michael Yuz, other holders of capital stock of USARAD, and holders of USARAD options. At the USARAD closing date, Nanox U.S. purchased 100% of the shares of USARAD on a fully diluted basis for $7,147 thousand in cash and 496,545 of the Company’s ordinary shares with fair value of $11,500 thousand. The number of ordinary shares issued by the Company was determined using the average closing trading price during the 30 trading days preceding to the closing date. The total consideration was approximately $18,647 thousand. In addition, upon the successful achievement of certain milestones and achieving certain other operational targets, the Company was required to pay additional stock consideration in the amount of up to $8,500 thousand. As of December 31, 2023, the earn-out liability was fully settled (refer to Note 2t).

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 3 — BUSINESS COMBINATION AND OTHER TRANSACTION (continued):

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

NOTE 3 — BUSINESS COMBINATION AND OTHER TRANSACTION (continued):

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

During 2023, the Company tested for goodwill impairment by quantitatively comparing the fair values of the Teleradiology segment reporting unit to it carrying amount. Based on the Company’s analysis, the Company determined that the carrying value of the Teleradiology segment reporting unit exceeded its fair value and therefore during 2023 the Company recorded a non-tax-deductible goodwill impairment charge totaling $7,055, which was included within the consolidated statement of operations for the year ended December 31, 2023 (refer to Note 4).

c.	The Assets acquisition of MDWEB LLC.

On November 3, 2021, the Company completed the acquisition of the market platform and other assets of MDWEB, LLC (“MDWEB”), pursuant to the terms of the Asset Purchase Agreement, dated October 21, 2021, between the Company and MDWEB. At the same date, the Company issued 64,715 of its ordinary shares to MDWEB with an estimated fair value of $1,500 thousand. In addition and as a result of successful achievement of certain milestones related to technical integration of MDW platform with the Nanox.CLOUD and achieving certain other operational targets, the Company will pay additional stock consideration in the amount of $1,500 thousand at a per share value, which is determined by the average closing price of the 30 trading days ending on the applicable milestone’s achievement date. As of December 31, 2023 following the full achievement of the applicable milestones, the Company reclassified the earn-out contingent liability to Equity. The Company will amortize the intangible assets on a straight-line basis over their expected useful life of 4 years. Refer to note 2i.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 4 — GOODWILL & INTANGIBLE ASSETS, NET:

Goodwill

The following table presents the changes in the carrying amount of goodwill during the periods ended December 31, 2023, and 2022 (U.S. dollars in thousands):

Segment of Operation	Radiology Services	AI Solutions	Total
Balance as of December 31, 2021	$7,055	$51,243	$58,298
Impairment of the Goodwill related to the acquisition of Nanox AI	$-	$(50,878)	$(50,878)
Balance as of December 31, 2022	$7,055	$365	$7,420
Impairment of the Goodwill related to the acquisition of Nanox AI	$-	$(365)	$(365)
Impairment of the Goodwill related to the acquisition of USARAD	$(7,055)	$-	$(7,055)
Balance as of December 31, 2023	$-	$-	$-

The goodwill balance related to the acquisitions of Nanox AI and USARAD is not deductible for tax purposes.

Goodwill impairment assessments for the years ended December 31, 2023

AI solutions reporting unit

During 2023, in light of triggering events arising from the increase of the discount rate and changes in the Company’s estimates as a result of business specific considerations, the Company performed a quantitative assessment for goodwill impairment for the Company’s AI solutions reporting unit. The amount of goodwill assigned to the AI solutions reporting unit on the interim testing date was $365 thousand. When evaluating the fair value of the AI solutions reporting unit under the income approach, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 7 years following the assessment date, including expected revenue growth, costs to sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.0% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 22.7% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the AI solutions reporting unit’s operations and the uncertainty inherent in the Company’s internally developed forecasts. Specifically, as part of the Company’s interim impairment test, in making the assumptions mentioned in clauses (a) and (b) above, the Company considered (1) the efforts and time required for the AI solutions reporting unit to achieve financial stability, (2) its estimate that it would take approximately one year for such unit to generate any material revenue and two years to achieve profitability; and (3) its estimate that it would take longer than we originally expected for such unit to generate material revenues, gross profit, and positive operating cash flows, especially from its population health applications.

As a result of the impairment assessment, the Company concluded that the fair value of the AI solutions reporting unit decreased below its carrying value and therefor the Company recorded a goodwill impairment charge of $365 thousand. As a result, the goodwill assigned to the AI solutions reporting unit was fully impaired.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 4 — GOODWILL & INTANGIBLE ASSETS, NET (continued):

Radiology services reporting unit

During 2023, in light of triggering events arising from the increase of the discount rate and changes in the Company’s estimates as a result of business specific considerations, the Company performed a quantitative assessment for goodwill impairment for the Company’s radiology services reporting unit. The amount of goodwill assigned to the AI solutions reporting unit on the interim testing date, which had not changed from the amount assigned to such unit on the acquisition date, was $7,055 thousand. When evaluating the fair value of the Radiology services reporting unit under the income approach, the Company used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 8 years following the assessment date, including expected revenue growth, costs to sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.0% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 27.9% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the Radiology services reporting unit’s operations and the uncertainty inherent in the Company’s internally developed forecasts. Specifically, as part of the Company’s interim impairment test, in making the assumptions mentioned in clauses (a) and (b) above, the Company considered (1) the efforts and time required for the Radiology services reporting unit to achieve financial stability, (2) its estimate that it would take approximately one year for such unit to generate any material revenue and two years to achieve profitability; and (3) its estimate that it would take longer than we originally expected for such unit to generate material revenues, gross profit, and positive operating cash flows, especially from its population health applications. As a result of the impairment assessment, the Company concluded that the fair value of the Radiology services reporting unit decreased below its carrying value and therefor the Company recorded a goodwill impairment charge of $7,055 thousand. As a result, the goodwill assigned to the Radiology services reporting unit was fully impaired.

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

NOTE 4 — GOODWILL & INTANGIBLE ASSETS, NET (continued):

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 4 — GOODWILL & INTANGIBLE ASSETS, NET (continued):

Intangible assets

Identifiable intangible assets consisted of the following:

				Accumulated
				amortization
	Useful life	Gross carrying amount		December 31,		Net carrying amount
	(Years)	2023	2022	2023	2022	2023	2022
				(U.S. $ in thousands)

Developed technology	10	27,316	$27,316	$5,921	$3,187	$21,395	$24,129
Image big data	10	52,500	52,500	11,375	6,125	41,125	46,375
Market platform	4	2,591	2,591	1,404	756	1,187	1,835
Radiologist relationships	11.17	17,770	17,770	3,448	1,856	14,322	15,914
Trade name	12.17	2,095	2,095	373	201	1,722	1,894
Customer relationships	6.17	1,322	1,322	466	250	856	1,072
Weighted Average Useful life (Years)	10.05	$103,594	$103,594	$22,987	$12,375	$80,607	$91,219

No impairment was recognized in connection with definite life intangible assets during the reporting periods.

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed periodically for impairment. Amortization expenses were $10,612, $10,607 and $1,768 thousand for the years ended December 31, 2023, 2022, and 2021.

Amortization of intangible assets for each of the next five years and thereafter is expected to be as follows (U.S. dollars in thousands):

Year ended December 31,
2024	$10,607
2025	10,498
2026	9,959
2027	9,959
2028 and thereafter	39,584
Total	$80,607

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 5 — INVENTORIES:

Inventory is valued at the lower of cost or net realizable value. Costs include materials, labor, external service and manufacturing overhead.

The following table summarizes the Company’s inventories:

	December 31,
	2023	2022
	(U.S. Dollars in thousands)

Raw materials and parts	1,667	-
Finished goods	689	-
	2,356	-

NOTE 6 — PROPERTY AND EQUIPMENT, NET:

Composition of property and equipment grouped by major classifications is as follows:

	December 31,
	2023	2022
	(U.S. Dollars in thousands)

Office furniture and lab equipment	468	721
Computers and electronic equipment	1,464	1,304
Equipment and machinery	3,471	4,326
Leasehold improvement	854	647
Vehicles	243	156
Land – See b below	6,314	6,314
Production line– See b below	32,220	31,740
	45,034	45,208
Less: accumulated depreciation	(2,691)	(1,663)
Total property and equipment, net	42,343	43,545

a.

Total depreciation in respect of property and equipment were approximately $1,198 thousand, $905 thousand and $524 thousand for the years ended December 31, 2023, 2022 and 2021, respectively. A loss from disposal of property and equipment in the amount of $1,297 thousand was recorded for the year ended December 31, 2023 and an impairment charge in the amount of $172 thousand and $214 thousand was recorded for the years ended December 31, 2022 and 2021, respectively in relation to the Company’s Property, Plant and Equipment.

b.	In December 2020, Nanox Korea purchased land for approximately $6,314 thousand upon which it built a fabrication facility. In 2021, Nanox Korea completed the construction of the permanent fabrication plant.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 7 — CASH, CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS:

The following table provides a reconciliation of cash, cash equivalents and restricted cash equivalents reported on the consolidated balance sheet that sum to the same total amount as shown in the consolidated statement of cash flows.

	December 31,
	2023	2022
	(U.S. Dollars in thousands)
Cash and cash equivalents	56,377	38,463
Restricted bank deposits (1)	-	66
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	56,377	38,529

(1)

As of December 31, 2022, the Company’s restricted cash equivalents consisted of bank deposits that were denominated in New Israeli Shekel. Restricted deposit is presented at cost including accrued interest. This restricted bank deposit is used as security for credit card use and collateralizing the Company’s lease contracts.

NOTE 8 — LEASES:

As of December 31, 2023, the Company has several operating building and car lease agreements:

In the second half of 2023, the company started leasing two office floors and parking spaces on Petah Tikva and at the end of the year moved the employees to this location.

The company leases approximately 3080 squaremeters (1540 each floor). The lease agreement is effective through October 2028 with an option to extend the lease term through the second lease term, additional 5 years. The company decided that the lease term for the lease components will include both the Initial Lease Term and the Second Lease Term meaning effective through October 2033.

The average monthly payment for this agreement is approximately $57 thousand.

The Company’s principal executive offices were located in a leased facility in Neve Ilan, Israel until moved to Petah Tikva in December 2023.

The monthly rent payment for all the lease premises in Neve-Ilan, Israel in 2023 was approximately $39 thousand.

Company leases vehicles to some of its employees. The lease agreement is effective through July 2026 and the monthly payment in 2023 was approximately $13 thousand.

Nanox Korea leases 3 vehicles to some employees. 2 of these 3 lease agreements expired in August 2023 and November 2023, respectively. The third lease agreement is effective through February 2024. The monthly payment for these agreements in 2023 was approximately $4 thousand.

Nanox Korea leases an apartment for its employees. The lease agreement expired in November 2023. The monthly payment for this agreement on 2023 was approximately $1 thousand.

Nanox AI leases its offices in Israel under an operating lease agreement which expires in November 2024. The monthly rent payment for this agreement in 2023 was approximately $18 thousand.

Nanox Imaging Inc. leases its offices in the U.S. under operating lease agreement which expires on January 31, 2025. The monthly rent payment for this agreement is approximately $6 thousand.

USARAD Holdings inc. leases its offices in the U.S. under operating lease agreement which expires on December 31, 2027. The monthly rent payment for this agreement is approximately $11 thousand.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 8 — LEASES (continued):

The table below presents the effects on the amounts relating to the Company’s total lease costs:

	Year ended December 31,
	2023	2022
	(U.S. Dollars in thousands)
Operating lease cost:
Fixed payments	1,121	937

Short-term lease cost	-	72
Total operating lease cost	1,121	1,009

The table below presents supplemental cash flow information related to operating leases:

	Year ended December 31,
	2023	2022
	(U.S. Dollars in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	1,446	1,231

Right-of-use assets obtained in exchange for lease obligations (non-cash):
Operating leases	4,411	320

The table below presents supplemental balance sheet information related to operating leases:

	December 31,
	2023	2022
	(U.S. Dollars in thousands)
Operating leases:
Operating lease right-of-use assets	4,573	1,157

Current maturities of operating leases	861	740
Non-current operating leases	4,045	398
Total operating lease liabilities	4,906	1,138

	December 31,
	2023	2022
Weighted average remaining lease term
Operating leases	8.42	1.52

Weighted average discount rate
Operating leases	12.12%	5.84%

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 8 — LEASES (continued):

The table below presents maturities of operating lease liabilities:

December 31,
2023
(U.S. Dollars in thousands)

2024	1,051
2025	820
2026	851
2027	879
2028	778
2029 and thereafter	3,862
Total operating lease payments	8,241
Less: imputed interest	3,335
Present value of lease liabilities	4,906

NOTE 9 — DEFERRED REVENUE

The following table represents the changes in deferred revenue for the year ended December 31, 2023 and December 31, 2022:

Deferred Revenue (U.S. Dollars in thousands)
Balance at January 1, 2022	$662
Additions	102
Revenue recognized in the reported period	(184)
Balance at December 31, 2022 (*)	$580
Additions	176
Revenue recognized in the reported period -	(213)
Balance at December 31, 2023 (**)	$543

*	Includes $398 thousand under long term deferred revenue in the Company’s consolidated balance sheets as of December 31, 2022.

**	Includes only short term deferred revenue in the Company’s consolidated balance sheets as of December 31, 2023.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 10 — RELATED PARTIES:

Related party balances at December 31, 2023 and December 31, 2022 consisted of the following:

	December 31, 2023	December 31, 2022
	(U.S. Dollars in thousands)
(a) Due from Illumigyn	$17	$48
(b) Due from (to) Wellsense Technologies Ltd.	(13)	10
(c) Due from Six-Eye Interactive	4	21
(d) Due from Six AI ltd.	-	8
(e) Due from Musashi (*)	-	2
Total from related parties	$8	$89

(*)	From 2023 Musashi is no longer a related party

b.	Related parties transactions:

	Year ended December 31,
	2023	2022	2021
	(U.S. Dollars in thousands)

Research and development – see c below	-	-	80
General and administrative – see d and e below	-	(218)	(191)

c.	Six AI Ltd Service agreement

On April 16, 2020, the Company entered into an agreement with SixAI Ltd. (hereinafter,-“SixAI”) a company controlled by Ran Poliakine, the Company’s late Chief Executive Officer and the chairman of the Company’s board of directors for certain software development and mechanical engineering services. The service agreement was effective as of March 1, 2020 and has been extended by mutual agreement of the parties several times, until terminated at December 31, 2021. During the years ended December 31, 2023, 2022 and 2021, the Company recorded an expense of $0, $0 thousand, and $80 thousand, respectively. Mr. Poliakine currently served as a member of the board of directors of SixAI and Mr. Poliakine was a significant shareholder of SixAI.

d.	Illumigyn Ltd.

Illumigyn Ltd (hereinafter, – “Illumigyn”) is a company in which Ran Poliakine, the Company’s late Chief Executive Officer and a member of the Company’s board of directors, was a significant shareholder. Ms. Noga Kainan, a member of the Company’s board of directors served as a member of the board of directors of Illumigyn, and Anat Kaphan, the Company’s former Chief Innovation Officer currently who serves as a member of the advisory board of the Company, also served’ as a consultant to Illumigyn. Since November 1, 2019, Illumigyn sub-leased in transaction approximately 1,800 square feet of private office space, including access to shared public spaces, from the office spaces which the Company leases in Neve Ilan, Israel. Illumigyn pays approximately $12 thousand per month. During the years ended December 31, 2023, 2022 and 2021, the Company received approximately $0 thousand, $171 thousand and $125 thousand, respectively, in relation to the sub lease.

e.	Wellsense Technologies Ltd.

Wellsense Technologies Ltd.(hereinafter, “Wellsense”) is a company in which Ran Poliakine, the Company’s former Chief Executive Officer and the former member of the Company’s board of directors, was a shareholder. Since February 2020, Wellsense has sub-leased private office space, including access to shared public spaces, from the Company in Neve Ilan, Israel. Wellsense paid approximately $7.0 thousand per month. During the years ended December 31, 2023, 2022 and 2021, the Company received $$0 thousand, $47 thousand and $66 thousand, respectively, in relation to the sub lease.

NOTE 11 — LONG TERM LOAN AND CURRENT MATURITIES OF LONG TERM LOAN

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

NOTE 12 — COMMITMENTS AND CONTINGENCIES:

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

In September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain then-current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al., Case No. 1:20-cv-04355 (the “White Action”), alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. In addition, on October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al., Case No. 1:21-cv-05517 (the “McLaughlin Action”). The amended complaint in that action, filed on April 12, 2022, alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.ARC system as well as the comparison of the Nanox.ARC to CT scanners, among other allegations. The Lead Plaintiff in the McLaughlin Action seeks to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and November 17, 2021. The Company entered into a term sheet on April 28, 2023, to settle all shareholder class action litigation related to the McLaughlin Action and the consolidated White Action. On June 2, 2023, the Company entered into a formal settlement agreement to settle the McLaughlin Action and the consolidated White Action for $8 million. On October 31, 2023, Magistrate Judge Kuo preliminarily approved the settlement and on February 15, 2024, held a final approval hearing, during which she requested that the parties submit updated settlement claims information by letter on or before February 29, 2024 for incorporation into a final report and recommendation. The parties submitted the letter on February 29, 2024, and on April 17, 2024, Magistrate Judge Kuo issued a report and recommendation recommending that Judge Kovner grant the motion for final approval of the settlement. The settlement remains subject to court approval among other conditions. Due to the settlement agreement, during December, 2023 the Company deposited $5 million and the D&O insurance carrier deposited $3 million (The $3 million was recorded as other income in the consolidated statements of operations and comprehensive loss) in a trust account in connection with the settlement agreement. Therefore, as of December 31, 2023, the Company had no accrual in connection with the settlement agreement.

The Division of Enforcement of the U.S. Securities & Exchange Commission (the “SEC” or the “Commission”) conducted an investigation to determine whether there had been any violations of the federal securities laws, relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale, among other things. The Company and Ran Poliakine, former Chairman of the Board of Directors of the Company, have reached final agreements with the SEC staff to settle this matter, which agreements were approved by the United States District Court for the Southern District of New York in October 2023. The Company paid a civil penalty in the amount of $650 recorded on Other expenses (income)and was permanently enjoined from violating Section 17(a)(2) of the Securities Act of 1933 (the “Securities Act”) and Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rules 12b-20 and 13a-1 thereunder. Mr. Poliakine paid disgorgement of $240, together with prejudgment interest of $27, paid a civil penalty of $150, and was permanently enjoined from violating Section 17(a)(2) of the Securities Act and aiding and abetting any violation of Section 13(a) of the Exchange Act and Rules 12b-20 and 13a-1 thereunder.

On May 1, 2023, the Company received a notice alleging several causes of action, including breach of a consulting agreement between the claimant and Nanox Imaging PLC (the “Gibraltar Entity”) that was entered into in 2015. The claimant’s demand from the Company is for the payment of approximately $1.26 million for unpaid consulting fees from the Gibraltar Entity and approximately $25 million connection with his claimed entitlement to securities in the Gibraltar Entity. On or about December 21, 2023, a claim was filed in Israel against the Company, the Gibraltar Entity and the late Mr. Ran Poliakine, based on allegations previously dismissed by a U.S. court In the State of California. The Company reiterates its strong denial of the plaintiff’s baseless claims and emphasizes that the Company was never a party to the consulting agreement with the plaintiff. In addition, the Company is not responsible for any potential liabilities of the Gibraltar Entity, which is a separate legal entity. The Company is currently reviewing and analyzing the claim filed in Israel and will take all necessary steps to vigorously defend itself against these unfounded allegations. The Company remains confident in its legal position and is committed to protecting its shareholders and stakeholders. On April 5, 2024, the Gibraltar Entity filed an amended claim and a request for an anti-suit injunction (“ASI”) in Gibraltar against the plaintiff. A hearing for the ASI request has been scheduled for September 25, 2024. On April 17, 2024, the Company filed a request with the Israeli court to postpone the deadline for submitting its response to the claim until the Gibraltar court issues its decision on the ASI request. The court ordered the plaintiff to respond to the request by May 12, 2024.

Under the Innovation Law (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984) as currently in effect, Nanox AI is required to pay royalties to the Israel Innovation Authority (the “IIA”) of 3% on sales of products and services based on technology and know-how developed using such IIA research and development grants, until 100% (which may be increased under certain circumstances) of the grant, linked to the U.S. dollar and bearing interest at the LIBOR rate, is repaid. As of December 31, 2023, Nanox AI had paid royalties to the IIA in the amount of approximately $50 and had a remaining liability to the IIA of approximately $3.2 million.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 13 — SHAREHOLDERS’ EQUITY:

a.	Share capital

Each holder of the Company’s ordinary shares, par value NIS 0.01 per share, is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and declared by the Company’s Board of Directors (the “Board”). Since inception, the Company has not declared any dividends.

The following table presents the number of authorized and issued and outstanding shares as of each reporting date for each class of shares:

	December 31, 2023		December 31, 2022
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
Ordinary shares	100,000,000	57,778,628	100,000,000	55,094,237
Total	100,000,000	57,778,628	100,000,000	55,094,237

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

On April 28, 2023, the Company entered into a settlement with respect to any additional amount that could be granted under the Agreement, according to which the Company issued USARAD Holding Inc. former shareholders an additional 255,392 ordinary shares (representing additional consideration of approximately $1,561 thousand). As a result of the settlement, both parties’ performance obligations under the Agreement have been satisfied in full.

On July 26, 2023 the Company entered into a securities purchase agreement with a single institutional investor for the purchase and sale of 2,142,858 of the Company’s ordinary shares, par value NIS 0.01 per share together with warrants to purchase up to 2,142,858 ordinary shares at a combined purchase price of $14.00 per share, in a registered direct offering. The warrants have an exercise price of $19.00 per share, are exercisable immediately upon issuance and will expire five years from issuance. The Company accounts for the warrants in accordance with the guidance contained in Accounting Standards Codification 815 (“ASC 815”), “Derivatives and Hedging”. Accordingly, the warrants are considered indexed to the entity’s own stock and are classified within equity.

b.	Share based compensation

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

As of December 31, 2023, there were 1,220,446 ordinary shares reserved for the equity incentive plan. The Company’s board of directors also approved the Plan for the purpose of selecting the capital gains tax track, under Section 102 of the Israeli Income Tax Ordinance, for options granted to the Company’s Israeli employees.

As of December 31, 2023, there is an unrecognized share-based compensation expense of $15,721 thousand to be recognized over the average remaining vesting period of 1.90 years.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 13 — SHAREHOLDERS’ EQUITY (continued):

The following table summarizes share-based awards for the period ended December 31, 2023:

During 2023, the Company granted certain employees, officers and directors awards to purchase 545,105 of the Company’s ordinary shares for an average exercise price of $11.22. The Company’s stock options have a term of 10 years from grant date. The granted options generally vest as follows: 25% on the first anniversary from the “Vesting Start Date” as defined in the grant agreement and remainder vest ratably over the following 12 quarters.. Included in the awards are 35,500 RSUs that were granted to certain employees on May 23, 2023. Out of those 34,750 were exercised in 2023 and the remaining were forfeited. The Company recorded an expense of $642 attributable to RSUs awards during the reporting period, which was included in Research and development expenses, net.

	Year ended December 31, 2023
		Weighted
	Number of	average
	share-based	exercise
	payment	Price (in
	awards	U.S. Dollar)
Outstanding at beginning of year	5,115,910	$15.19
Changes during the year:
Granted	545,105	11.22
Exercised	(286,141)	3.02
Forfeited	(153,480)	19.36
Outstanding at end of year	5,221,394	13.34
Aggregate intrinsic value	$5,112	-
Exercisable at end of year	3,621,783	10.43
Aggregate intrinsic value	$5,110	-

The fair value of each granted award is estimated at the date of grant using the Black-Scholes option-pricing model. The assumptions used for the year ended December 31, 2023 and year ended at December 31, 2022 are as follows:

	Year ended December 31, 2023	Year ended December 31, 2022
Dividend yield	0	0
Expected volatility	74.26% - 81.80%	50.75% - 52.75%
Risk-free interest rate	3.45% - 4.28%	1.52% - 4.34%
Expected term (years)	6.25 - 10	5.52–10

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 13 — SHAREHOLDERS’ EQUITY (continued):

The following table summarizes information concerning outstanding and exercisable awards as of December 31, 2023:

December 31, 2023
Awards outstanding				Awards exercisable
	Number of		Weighted	Number of	Weighted
	awards		average	awards	average
	outstanding		remaining	exercisable	remaining
Exercise	at end of		contractual	at end of	contractual
price	year		life (years)	year	life (years)
$0.00-0.01	31,389	*)	-	31,389	-
$2.21	2,313,143		5.94	2,312,101	5.94
$11.06	52,000		9.39	-	-
$11.52	346,500		9.47	43,312	9.47
$16.00	213,109		6.03	161,062	5.37
$17.63	968,328		8.68	319,132	8.52
$23.19	210,000		7.78	105,000	7.78
$23.42	16,000		7.77	8,000	7.77
$23.84	595,268		7.95	313,184	7.94
$23.86	69,400		7.75	39,035	7.75
$24.97	21,900		7.42	13,687	7.42
$28.96	18,875		6.84	18,875	6.84
$30.66	26,400		7.53	14,848	7.53
$30.93	20,000		6.81	20,000	6.81
$36.74	3,000		6.93	2,250	6.93
$40.21	45,072		7.19	32,777	7.19
$49.68	233,000		7.05	160,187	7.05
$59.2	13,000		6.94	9,750	6.94
$64.61	25,010		7.12	17,194	7.12

*)	Including 18,326 RSUs that were granted to the employees of Nanox AI at the completion of the merger and 13,063 RSUs that were issued in consideration for services.

3)	Share-based compensation expenses

	Year Ended December 31,
	2023	2022	2021
	(U.S. dollars in thousands)
Cost of revenue	56	99	51
Research and development	3,818	4,806	3,248
Sales and Marketing	484	997	2,442
General and administrative	2,480	12,721	13,065
	6,838	18,623	18,806

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 14 — INCOME TAX:

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

In 2023, 2022 and 2021, the Company is at a loss position and therefore has no corporate tax liability. As of December 31, 2023, 2022 and 2021, the Company has a carry forward loss of approximately $93.3 million, $88.6 million and $56.3 million, respectively. Such carry forward loss has no expiration date.

In 2023, 2022 and 2021, Nanox AI Ltd. is at a loss position and therefore has no corporate tax liability. As of December 31, 2023, 2022 and 2021, Nanox AI Ltd. has a carry forward loss of approximately $74.7 million, $67.7 million and $61.9 million, respectively. Such carry forward loss has no expiration date.

United States

The principal federal tax rate applicable to the U.S. subsidiaries is 21%. U.S subsidiaries consolidated is in a loss position and therefor had no corporate tax liability. As of December 31, 2023 the carry forward loss was $2.4 million.

Korea

Nanox Korea is subject to a Corporate income tax with accordance with the Korean tax law. The tax rate ranges between 9% to 24%, depending on the companies’ taxable income. In addition, Nanox Korea is subject to 10% of the Korean corporation income tax as its local income tax. In 2023, Nanox Korea was at a loss position and therefore had no corporate tax liability. As of December 31, 2023, 2022 and 2021, Nanox Korea has a carry forward loss of approximately $21.8 million, $14.8 million and $7.1 million, respectively. Such carry forward loss has 15 years expiration date.

Japan

Nanox Inc. is subject to national corporate income tax, and enterprise tax, which, in the aggregate resulted in effective tax rate of approximately 33.59%.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 14 — INCOME TAX (continued):

b.	Income (loss) before income taxes:

Income (loss) before income taxes consisted of the following for the periods indicated:

	Year Ended December 31
	2023	2022	2021
	U.S. dollars in thousands
Domestic (Israel)	(44,158)	(99,979)	(56,609)
Foreign	(16,957)	(16,942)	(5,237)
Loss before income taxes	(61,115)	(116,921)	(61,846)

c.	Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31
	2023	2022	2021
	U.S. dollars in thousands
Domestic (Israel)	-	(3,357)	(57)
Foreign	(339)	(321)	9

Income tax benefit	(339)	(3,678)	(48)

d.	Taxes on Income:

Taxes on income for the years ended December 31, 2023, 2022 and 2021 were comprised of the following:

	December 31
	2023	2022	2021
	U.S. dollars in thousands
Current tax expenses:
Domestic	-	-	-
Foreign	38	55	68

Total	38	55	68

Deferred:
Domestic	-	(3,357)	(57)
Foreign	(377)	(376)	(59)

Total	(377)	(3,733)	(116)

Income tax benefit	(339)	(3,678)	(48)

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 14 — INCOME TAX (continued):

A reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	December 31
	2023	2022	2021
	U.S. dollars in thousands
Loss before taxes on income	(61,115)	(116,921)	(61,846)
Statutory tax rate in Israel	23%	23%	23%
Theoretical tax benefit	(14,056)	(26,892)	(14,225)

Increase (decrease) in taxes resulting from:
Effect of different tax rates applicable in foreign jurisdictions	333	(261)	(110)
Operating losses and other temporary differences for which valuation allowance was provided	10,434	11,467	6,571
Permanent differences:
Stock based compensation	1,550	4,361	4,343
Goodwill impairment	1,566	11,702	-
Change in earnout liability	(942)	(4,686)	-
Other nondeductible items	776	631	3,373
Actual tax benefit	(339)	(3,678)	(48)

e.	Deferred tax assets

The components of the Company’s deferred tax assets and liabilities as of December 31, 2023 and 2022 were as follows:

	December 31
	2023	2022
	U.S. dollars in thousands
Deferred tax assets:
Tax loss carryforwards	43,699	38,967
Research and development	3,771	4,027
Employee and payroll accrued expenses	376	740
Operating lease liabilities	1,147	-
Other	1,507	532
Total deferred tax assets	50,500	44,266
Less right of use assets	(1,069)	-
Less intangible assets	(19,185)	(19,562)
Deferred tax assets, net	30,246	24,704
Less valuation allowance for deferred tax assets	(30,246)	(24,704)
Deferred tax assets	-	-

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 14 — INCOME TAX (continued):

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

As of December 31, 2023, and 2022, the Company has recorded a full valuation allowance of $30,246 and $24,704 thousand with regard to its deferred taxes (which is mainly tax loss carryforwards and temporary differences due to research and development expenses generated in Israel), respectively.

U.S. dollars in thousands
Valuation allowance, December 31, 2022	$24,704
Increase	5,542
Valuation allowance, December 31, 2023	$30,246

f.	Tax assessments

The Company is currently in the process of routine Israeli income tax audit for the tax years 2019 through 2022. In 2023, the Company concluded a VAT audit through 2023.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 15 — SEGMENTS OF OPERATIONS:

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

Total assets reviewed include marketable securities although their profit or loss are not included in the measurements of the reportable segments’ loss.

The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies.” The Company evaluates the performance of its reportable operating segments based on net sales and operating loss.

	Year ended December 31, 2023 (U.S. dollars in thousands)
	Nanox. ARC	Radiology Services	AI Solutions	Total

Revenues	$116	$9,462	$327	$9,905
Segment operating loss	(42,231)	(4,288)	(16,070)	(62,589)
Financial income				1,652
Realized loss from sale of marketable securities				(178)
Loss before taxes on income				$(61,115)

Depreciation and amortization expenses	$1,036	$12	$150	$1,198
Change in obligation in earn-out liabilities	$-	$(4,488)	$-	$(4,488)
Goodwill impairment	$-	$7,055	$365	$7,420
Stock based compensation	$5,678	$202	$958	$6,838

Total Assets	$130,665	$21,709	$66,274	$218,648
Expenditures for segment’s assets	$3,184	$81	$38	$3,303

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 15 — SEGMENTS OF OPERATIONS (continued):

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

For the years ended December 31, 2023, 2022 and December 31, 2021, the Company’s revenues in the United States constituted approximately 99%, 97% and 98% of the Company’s total revenue, respectively. For the years ended December 31, 2023, 2022 and December 31, 2021, no individual customer exceeded 10% of the Company’s total revenue or total accounts receivables.

Long-lived assets by geography

	Year Ended December 31
	2023	2022	2021
Israel	7,360	5,476	4,986
South Korea	38,921	38,922	33,949
Unites States	635	159	29
Japan	-	145	196
	46,916	44,702	39,160

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 16 — LOSS PER SHARE:

a.	Basic

Basic loss per share is calculated by dividing the loss attributable to the Company’s owners by the weighted average number of ordinary shares in issue.

	Year ended December 31,
	2023	2022	2021
Net loss attributable to Company’s owners	$(60,776)	$(113,243)	(61,798)

The weighted average of the number of ordinary shares (in thousands)	56,368	52,235	48,216
Basic and diluted loss per share	$(1.08)	$(2.17)	(1.28)

For the calculation of loss per share, the Company used the net loss attributable to Company’s owners divided by the weighted average number of the Company’s ordinary shares for the years ended December 31, 2023, 2022 and 2021.

b.	Diluted

As of December 31, 2023, and 2022, the Company had 4,455,301 and 2,312,443 outstanding warrants, respectively, and 5,171,394 and 5,065,910 outstanding options, respectively. These warrants and awards were not considered when calculating diluted loss per share since their effect is anti-dilutive. In addition, contingently issuable ordinary shares that are issuable based on certain conditions (see Note 3) were not included in the potential dilutive shares in calculating the diluted loss per share.

NOTE 17 — SUBSEQUENT EVENTS:

On January 1, 2024, Nanox IL established Nanox Impact Inc. (hereinafter “Nanox Impact”), a wholly owned subsidiary in the United States.