Form 20-F
period 2024-12-31
Nano-X Imaging Ltd.
filed 2025-04-09
CIK 1795251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 63,762,001 Ordinary Shares as of December 31, 2024

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

All statements that are not historical facts contained in this annual report on Form 20-F are forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, prospects, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning:

●	the initiation, timing, progress and results of our research and development, manufacturing and commercialization activities with respect to our X-ray source technology or the Nanox.ARC and the Nanox.CLOUD, which comprise the Nanox System;

●	our ability to successfully demonstrate the feasibility of our technology for commercial applications;

●	our expectations regarding the necessity of, timing of filing for, and receipt of, regulatory clearances or approvals regarding our technology, the Nanox.ARC and the Nanox.CLOUD;

●	our ability to secure and maintain required U.S. Food and Drug Administration (the “FDA”) clearance and similar approvals from regulatory agencies worldwide, or Notified Body (“CE”), and comply with applicable quality standards and regulatory requirements;

●	our ability to manufacture the Nanox.ARC, at a lower cost than medical imaging systems that use a legacy analog X-ray source;

●	the pricing structure of our products and services, once such products and services receive regulatory clearance or approval;

●	the implementation of our business models;

●	the ability to successfully integrate the business of companies that we have acquired and to realize the anticipated benefits of the acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired company to grow and manage growth profitably and retain its key employees;

ii

●	our expectations regarding collaborations with third-parties and their potential benefits;

●	our ability to enter into and maintain our arrangements with third-party manufacturers and suppliers;

●	our ability to conduct business globally;

●	our expectations regarding when certain patents may be issued and the protection and enforcement of our intellectual property rights;

●	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

●	regulatory developments in the United States and other jurisdictions;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	the rate and degree of market acceptance of our technology and our products;

●	development relating to our competitors and the medical imaging industry;

●	our estimates of the adoption of the Medical Screening as a Service (“MSaaS”) based model by market participants and our ability to negotiate, enter into and implement the MSaaS agreements;

●	our estimates regarding the market opportunities for our technology and our products;

●	our ability to attract, motivate and retain key executive managers;

●	our ability to comply with data protection laws, regulations and similar rules and to establish and maintain adequate cyber-security and data protection;

●	our ability to obtain third-party payor coverage or reimbursement of our Nanox System;

●	our expectation regarding the maintenance of our foreign private issuer status;

●	our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of the security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas and the ongoing conflict in Ukraine;

●	claims, litigation and investigations we are or may be subject to in the future; and our success at managing other risks and uncertainties, including those listed under “Item 3. Key Information—D. Risk Factors.”

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Factors Summary

Risks Related to Our Business

●	We are an initial launch-stage company with limited operating history. We expect to incur significant additional losses in the future and may never be able to effectuate our business plan or achieve significant revenues or reach profitability. Therefore, at this stage of our business, potential investors have a high probability of losing their entire investment.

●	We may not be able to successfully execute our business models.

●	We have a limited operating history. If we successfully commercially launch the Nanox System, and it does not achieve widespread market acceptance, we will not be able to generate the revenue necessary to support our business.

●	Because the Nanox System is still in the initial launch-stage, it is not yet approved for third-party payor coverage or reimbursement. If in the future we are approved for and are otherwise able to commercialize it, but are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue, in which case we may need to obtain additional financing.

●	Our efforts may never demonstrate the feasibility of our digital X-ray source technology, including both the micro-electro-mechanical systems (“MEMs”) X-ray chips and tubes, for commercial applications.

●	Our ability to generate revenue from our teleradiology services and AI solutions, as well as the other imaging offerings that we are developing will depend in large part on referrals from physicians.

●	We are highly dependent on the successful development, marketing and sale of our X-ray source technology and the related products and services.

●	We may need to obtain additional financing to fund our future operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our technology and our products and services.

●	The success of our primary business model, the Subscription Model, is subject to numerous risks and uncertainties.

●	Our industry is highly competitive and is subject to technological change, which may result in new products or solutions that are superior to our technology or other future products we may bring to market from time to time. If we are unable to anticipate or keep pace with changes in the marketplace and the direction of technological innovation and customer demands, our technology may become less useful or obsolete and our operating results will suffer.

●	We expect to depend on third parties to manufacture the Nanox.ARC and to supply certain component parts. Our reliance on third-party manufacturers and suppliers involves certain risks that may result in, among others, increased costs, quality or compliance issues, or failure to timely manufacture the Nanox.ARC, any of which could materially harm our business.

●	Any collaborative and MSaaS arrangements that we have established or may establish in the future may not be successful or we may otherwise not realize the anticipated benefits from these collaborations. We do not control third parties with whom we have or may have collaborative or MSaaS arrangements, and we will rely on them to achieve results which may be significant to us. In addition, any current or future collaborative and MSaaS arrangements may place the development and commercialization of our technology outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.

●	We could become subject to product liability claims, product recalls, warranty claims and professional malpractice liability claims that could be expensive, divert management’s attention and harm our business reputation and financial results.

●	We are highly dependent on key members of our executive management team. Our inability to retain these individuals could impede our business plan and growth strategies, which could have a negative impact on our business and the value of your investment.

●	The mishandling or the perceived mishandling of sensitive information, or the occurrence of data security breaches, could harm our business.

●	Significant tariffs or other restrictions related to “trade wars” placed on foreign nations’ imports or any related counter-measures taken by such counties may materially harm our revenue and results of operations.

●	Our business may be impacted by changes in general economic conditions.

Risks Related to Our Intellectual Property

●	It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection.

●	Patent terms may be inadequate to protect our competitive position on our future products for an adequate amount of time.

●	Claims that our technology or our future products or the sale or use of our future products infringe the patents or other intellectual property rights of third parties could result in costly litigation or could require substantial time and money to resolve, even if litigation is avoided.

Risks Related to Government Regulation

●	Our product candidates and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

●	We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our future products, and failure to timely obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

●	Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

●	Changes in laws or regulations relating to data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business or could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

●	If we do not obtain and maintain international regulatory registrations, clearances or approvals for our products, we will be unable to market and sell our products outside of the United States.

Risks Related to Owning Our Ordinary Shares

●	Our share price may be volatile, and you may lose all or part of your investment.

●	As a foreign private issuer, we are exempt from certain requirements that apply to domestic issuers and we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to shareholders under rules applicable to domestic issuers.

●	We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

●	Shares eligible for future sale may adversely affect the market for our ordinary shares and the issuance of additional ordinary shares as a result of the exercise of our outstanding warrants and options will dilute the percentage ownership of our other shareholders.

●	Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2024. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Risks Related to Our Operations in Israel

●	Conditions in Israel could materially and adversely affect our business.

Risks Related to Our Business

We are an initial launch-stage company with limited operating history. We expect to incur significant additional losses in the future and may never be able to effectuate our business plan or achieve significant revenue or reach profitability. Therefore, at this stage of our business, potential investors have a high probability of losing their entire investment.

We are an initial launch-stage company, and are subject to all of the risks inherent in the establishment of a new business enterprise. While we began to generate revenue in the year ended December 31, 2021 through the sale of teleradiology services and the sale of AI solutions, following the completion of the acquisitions of Nano-X AI Ltd (“Nanox AI”) (formerly known as Zebra Medical Vision Ltd. (“Zebra”)), USARAD Holdings, Inc., a Delaware corporation (“USARAD”) and the assets of MDWEB, LLC (“MDWEB”) in November 2021, we have a limited operating history and an unproven business plan upon which investors may evaluate our prospects. We have obtained FDA clearances for the Nanox.ARC (including the Nanox.CLOUD), a multi-source 3D digital tomosynthesis system, for certain specified uses, and have produced a few dozen systems to date. We deployed the Nanox System at several medical imaging and diagnostic testing centers across various states in the United States and in other countries. As we are in the initial stages of commercial deployment of the Nanox System, we are still assessing and validating our MSaaS model. In addition, clinical operations of the Nanox System are expected to begin in additional sites, subject to certifications from the requisite regulatory authorities. We engaged Dagesh P.K. Ltd. (“Dagesh”) to manufacture these first Nanox.ARC units in Israel on a purchase order basis, and we expect such Nanox.ARC units will be used for the initial global deployment, among other purposes. Even if we are able to manufacture the Nanox.ARC, we may not be able to do so at the low costs needed to support our business models, including the Subscription Model, which is our primary business model. We may not receive, or may be delayed in receiving, the necessary approval or clearance for our future products. We also have not entered into any commercial arrangement for the licensing of our X-ray source under the Licensing Model.

Furthermore, even if our technology becomes commercially viable, our business models may not generate sufficient revenue necessary to support our business. We may never produce or deploy a sufficient number of Nanox Systems to jumpstart the MSaaS-based medical imaging market , which may cause our business to fail. The Subscription Model is based on selling the Nanox System at low cost or no cost using a pay-per-scan pricing structure, which is pioneering for medical imaging companies and is subject to numerous risks. The medical imaging industry is also highly competitive and our technology, products, services or business models may not achieve widespread market acceptance. If we are unable to address any issues mentioned above, or encounter other problems, expenses, difficulties, complications, and delays in connection with the starting and expansion of our business, our entire business may fail, in which case you may lose your entire investment.

We have a history of net losses and negative cash flow from operations since inception and we expect such losses and negative cash flows from operations to continue in the foreseeable future. As of December 31, 2024, 2023, and 2022, we had working capital of approximately $64.7 million, $73.1 million, and $57.4 million, respectively, and shareholders’ equity of approximately $189.1 million, $195.5 million and $216.7 million, respectively. For the years ended December 31, 2024, 2023, and 2022, we incurred net losses of approximately $ 53.5 million, $60.8 million and $113.2 million, respectively. As of December 31, 2024, 2023 and 2022, we had an accumulated deficit of approximately $378.7 million, $320.2 million and $259.5 million, respectively, and negative cash flow from operations of $36.4 million, $44.8 million and $43.4 million for the years ended December 31, 2024, 2023, and 2022, respectively. We anticipate our losses will continue to increase from current levels because we expect to incur additional costs related to developing our business, including commercialization of our products, research and development costs, manufacturing costs, employee-related costs, costs related to acquisitions, costs of complying with government regulations, intellectual property development and prosecution costs, sales and marketing expenses, capital expenditures, general and administrative expenses (including litigation costs), and costs associated with operating as a public company.

Our ability to generate significant revenue from our operations and, ultimately, achieve profitability will depend on, among others, whether we can complete the development and commercialization of our products and our services, including our X-ray source technology, the Nanox.ARC, Nanox.ARC-X and the Nanox.CLOUD, whether we can manufacture the Nanox.ARC and Nanox.ARC-X on a commercial scale in such amounts and at such costs as we anticipate, and whether we can achieve market acceptance of our products, services and business models. We may never generate significant revenue or operate on a profitable basis. Even if we achieve profitability, we may not be able to sustain it.

We may not be able to successfully execute our business models.

We are pursuing three simultaneous business models to maximize the commercial potential of our X-ray source technology, each of which requires significant time and resources, in particular, our primary business model, the Subscription Model. The three business models we are pursuing are the Subscription Model, the CapEx Model, and the Licensing for OEM Model. We are a company with limited operating history and we may not have the necessary resources, expertise and experience to successfully execute any of our business models on a global scale, such as obtaining the necessary approvals or clearances from the regulatory agencies of our target markets. Our ability to execute our models is dependent on a number of factors, including the ability of our senior management team to execute our models, our ability to engage local operators and integrators in different geographic regions, our ability to begin or maintain our pace of product development, manufacturing and commercialization, our ability to meet the changing needs of the medical imaging market, and the ability of our employees to perform at a high-level. If we are unable to execute our models, if our models do not drive the growth that we anticipate, or if our market opportunity is not as large as we have estimated, it could adversely affect our business and our prospects.

In addition, referrals for the use of the Nanox System are dependent on the education of physicians for the use of our devices. While we intend to use a combination of pilot sites, training, and clinical education efforts to help educate physicians and other customers, these efforts may be unsuccessful and not result in additional uses of our devices. These aspects of our business will require us to hire additional experienced healthcare business-development professionals who will be charged with raising awareness of the Nanox System among physicians, hospitals, urgent care operators, and large health systems throughout the U.S, which may be costly, and if unsuccessful, may adversely affect our financial results.

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

We have a limited operating history and while we began the marketing of our AI solutions and teleradiology services following the acquisitions in November 2021, we have limited history of marketing our X-ray source technology and the Nanox System. We may fail to generate significant interest in our X-ray source technology or the Nanox System or the imaging products using our technology, or any other product we may develop. These and other factors, including the following, may affect the rate and level of market acceptance:

●	effectiveness of the sales and marketing efforts of us, and our partners such as the local partners;

●	perception by medical professionals and patients of the convenience, safety, efficiency and benefits of the Nanox System or products using our technology, compared to competing methods of medical imaging, such as the time and skill required to read the tomographic images produced by the Nanox.ARC and our X-ray source;

●	opposition from certain industry leaders, which may limit our ability to promote the Nanox System and to penetrate into the medical imaging market in certain geographical areas;

●	the existence of established medical imaging technology;

●	willingness of market participants to accept the MSaaS model;

●	the changing and volatile U.S. and global economic environments, including as a result of the war between Israel and Hamas, the ongoing military conflict between Russia and Ukraine, the global response to it and any negative impact on the global economy and capital markets resulting from the conflict or any other geopolitical tensions, tariffs imposed by the new U.S. administration and other countries, or inflation. In addition, there is current uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations, and tariffs and we cannot predict whether, and to what extent, trade policies of the U.S or other countries will change in the future;

●	timing of market introduction of competing products, and the sales and marketing initiatives of such products;

●	press and blog coverage, social media coverage, and other publicity and public relations factors by others;

●	lack of financing or other resources to successfully develop and commercialize our technology and implement our business plan;

●	the level of commitment and support that we receive from our partners, such as local operators, cloud storage providers and medical AI software providers, as well as medical professionals such as radiologists; and

●	coverage determinations and reimbursement levels of third party payors.

Depending on the approved clinical indication, the Nanox System will be competing with existing and future imaging products and similar offerings. The technology underlying our X-ray source and the Nanox System may be perceived as inferior or inaccurate and patients may be unwilling to undergo medical screening using the Nanox.ARC or other products using our technology. Moreover, patients and medical professionals may be unwilling to depart from the current medical imaging technology. Medical professionals tend to be slow to change their medical diagnostic practices because of perceived liability risks arising from the use of new technology or products, and they may not recommend medical imaging using the Nanox.ARC or other products using our technology until there is long-term clinical evidence to convince them to alter or modify their existing imaging methods. Our efforts to educate patients, radiologists and other members of the medical community on the benefits of our products require significant resources and may not be successful. Our efforts to educate the market may require more resources than are required by conventional technologies marketed by our competitors. In particular, gaining market acceptance for our products could be challenging. Moreover, in the event that the Nanox System or other products using our technology are the subject of guidelines, clinical studies or scientific publications that are unfavorable or damaging, or otherwise call into question their benefits, we may have difficulty in convincing market participants to adopt our products. In addition, medical professionals, patients, providers of medical imaging services and third-party payors may not adopt or reimburse the use of the Nanox System in the near term or at all. If we are unable to achieve or maintain an adequate level of market acceptance, we may not generate significant revenue or become profitable and our business, financial condition, results of operations and prospects would be significantly harmed.

Although we received clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD), the device is not yet widely approved for third-party payor coverage or reimbursement. If in the future we are widely approved for and are otherwise able to commercialize it, but are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue, in which case we may need to obtain additional financing.

Although we received clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD), the device is not yet widely approved for third-party payor coverage or reimbursement. Coding and coverage determinations as well as reimbursement levels and conditions are important to the commercial success of an imaging product or offering. The future availability of insurance coverage and reimbursement for newly approved medical devices is highly uncertain, and our future business will be greatly impacted by the level of reimbursement provided by third-party payors. In the United States, third-party payors decide which imaging products and services they will cover, how much they will pay and whether they will continue reimbursement. Third-party payors may not cover or provide adequate reimbursement for the Nanox System or the imaging services using the Nanox System, assuming we are able to fully develop and obtain all regulatory approvals and clearances to market it in geographies in addition to the United States. To date, we have initiated discussions with third-party payors regarding the coding, coverage or reimbursement for imaging services using the Nanox System. Accordingly, unless government and other third-party payors provide coverage and reimbursement for our services, patients and healthcare providers may choose not to use them, which would cause investors to lose their entire investment. A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular products and services. Reimbursement may not be available, or continue to be available, for the Nanox System or the imaging services using the Nanox System, other products or systems using our X-ray source technology, our AI solutions, teleradiology services, the Nanox.MARKETPLACE or any other products or services we may develop or offer in the future, or even if reimbursement is available, such reimbursement may not be adequate. We also will be subject to foreign reimbursement policies in the international markets we expect to enter. Decisions by health insurers or other third-party payors in these markets not to cover, or to discontinue reimbursing, our products could materially and adversely affect our business. If such decisions are made, they could also have a negative impact on our ability to generate revenues, in which case we may need to obtain additional financing.

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

In addition to the Nanox.ARC, we have also developed, and continue to improve, the Nanox.CLOUD, a companion cloud software designed to deliver scans. The continued development and commercialization of the Nanox.CLOUD has a number of risks, including:

●	the Nanox.CLOUD requires a considerable investment of technical, financial, and legal resources, which may not be available to us;

●	it may not be technically viable to integrate the Nanox.CLOUD with the businesses of our potential customers and collaborators, such as local operators, radiologists, cloud storage providers, medical artificial intelligence (“AI”) software providers and others;

●	market acceptance of the MSaaS model is affected by a variety of factors, including security, reliability, scalability, customization, performance, customer preference, patients’ concerns with entrusting a third party to store and manage their health data, public concerns regarding privacy and compliance with restrictive laws or regulations;

●	our cloud-based service may raise concerns among our customer base, including concerns regarding changes to pricing over time, service availability, information security of a cloud-based solution and access to medical images while offline;

●	the Nanox.CLOUD may be subject to computer system failures, infrastructure failures, cyber-attacks or other security breaches;

●	incorrect or improper implementation or use of the Nanox.CLOUD by third-party cloud-service providers under our CapEx Model could result in customer dissatisfaction and harm our business and reputation;

●	undetected software errors or flaws in the Nanox.CLOUD could harm our reputation or decrease market acceptance of our business models; and

●	we may incur higher costs than we expected as we expand our cloud-based services.

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

We also depend on referrals of patients from unaffiliated physicians and other third parties who have no contractual obligations to refer patients to us for our teleradiology services, as well as the other imaging offerings that we are developing. If these physicians and other third parties do not refer patients to us, our ability to generate revenue from our teleradiology services, as well as the other imaging offerings that we are developing would be adversely affected. Further, we currently derive most of our revenue from our teleradiology services from fees charged for the diagnostic imaging services performed by radiologists. If physicians and other third parties were to discontinue referring patients to our radiologists, our revenue from our teleradiology services would decrease and our financial results could be adversely affected.

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

We continue to implement a multi-step approach to the regulatory clearance process. On April 1, 2021, we received clearance from the FDA to market our Nanox Cart X-Ray System. On April 28, 2023, we received a 510(k) clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD), a multi-source 3D digital tomosynthesis system, as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. On December 4, 2024, we received 510(k) clearance from the FDA for the Nanox.ARC, for general use including human musculoskeletal system, pulmonary, intra-abdominal, and paranasal sinus indications, adjunctive to conventional radiography, on adult patients.This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicians. In the U.S., each state requires regulatory approvals for these uses. The Company received regulatory approvals in some states and intends to pursue the requisite approvals in additional states. In the future, we plan to seek additional clearances or approvals from the FDA for additional uses of the currently cleared Nanox System, or for future versions of the Nanox System. On February 25, 2025, we received the CE mark certification to market the multi-source Nanox.ARC system, including the Nanox.CLOUD, its accompanying cloud-based infrastructure.

We are still in the early stages of commercializing the FDA-cleared Nanox.ARC and the Nanox.CLOUD as the Nanox System, and we may also commercialize one or more future versions of our Nanox System, once cleared or approved. We may need to seek approval from foreign regulatory authorities. We believe the digital X-ray source falls within a category of radiology vacuum tubes converting electrical input power into X-rays that utilize the same energy levels, radiation types and throughputs as already existing and approved X-ray tubes applied in a wide range of radiology medical procedures. As a result, we expect that there will be no novel claim or methodology related to the X-ray radiation produced by the digital X-ray source; however, regulatory agencies may not agree. Although we have received FDA clearance for the Nanox.ARC, efforts to achieve additional governmental clearances and approvals could be costly and time consuming, and we may not be able to obtain any such required clearances or approvals in accordance with our anticipated timeline or in a cost-efficient manner. Any delay or failure to obtain necessary regulatory clearances or approvals could have a material negative impact on our ability to generate revenues. Even if the products containing our technology receive the required regulatory clearance or approval, such products will remain subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions.

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

Our operations have consumed substantial amounts of cash since inception. Our net losses were $53.5 million, $60.8 million and $113.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. In addition, significant resources were invested in the development of our X-ray source technology prior to us acquiring the technology. We anticipate that our future cash requirements will continue to be significant. While we generated revenue in the years ended December 31, 2022, 2023 and 2024 we expect that we will need to obtain additional financing to implement our business plan as described in this annual report on Form 20-F, such as the financing we consummated with a single institutional investor in July of 2023 and the utilization of our Controlled Equity OfferingSM Sales Agreement, dated as of June 7, 2024 (the “Sales Agreement”) with Cantor Fitzgerald & Co. and Mizuho Securities USA LLC relating to the issuance and sale from time to time of our ordinary shares, an aggregate offering price of up to $100 million from time to time through the Agents pursuant to the sales agreement. As of December 31, 2024 we have raised $37.8 million under the Sales Agreement. Specifically, although we believe our cash on hand is sufficient to complete the manufacture, shipping, installation and deployment of a significant number of Nanox System units, as well as to support the ongoing development of the Nanox.ARC and the Nanox.CLOUD, we may need to raise additional funds for such purposes. Such financings could include equity financing, which may be dilutive to shareholders, or debt financing, which would likely restrict our ability to borrow from other sources. In addition, such securities may contain rights, preferences or privileges senior to those of the rights of our current shareholders. Further, geopolitics tensions, inflation and rising interest rates across the global economy have resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital and may result in increased financing costs. Additional funds may not be available when we need them, on terms attractive to us, or at all. If adequate funds are not available on a timely basis, we may be required to curtail the development of our technology, products or services, or materially delay, curtail, reduce or terminate our research and development and commercialization activities. We could be forced to sell or dispose of our rights or assets. Any inability to raise adequate funds on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operation and prospects, including the possibility that a lack of funds could cause our business to fail and liquidate with little or no return to investors.

We operate in a capital intensive, high-cost industry that requires significant amounts of capital to fund operations. We incur capital expenditures to, among other things, manufacture and commercially deploy our Nanox Systems and products. To the extent we are unable to generate sufficient cash from our operations or we are unable to structure or obtain financing, we may be unable to meet our capital expenditure requirements to support the maintenance and continued growth of our operations.

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

We expect the Subscription Model to be our primary business model and the key to achieving our vision of increasing early-detection of medical conditions that are discoverable by X-ray. Even if we are able to successfully implement our CapEx Model and/or our Licensing Model, the sustainability of our general business plan depends substantially on the sustainability of our Subscription Model. The success of our Subscription Model will also depend on each device, once deployed, performing a sufficient number of scans per day to be fully utilized. We may not be successful in achieving these goals for various reasons, including:

●	the process of manufacturing and deploying the Nanox System is a complex, multi-step process that depends on factors outside our control, and could cause us to expend significant time and resources prior to earning associated revenues;

●	the manufacturing cost of the Nanox.ARC may be higher than we expect, may increase significantly, or may increase at a higher rate than anticipated, and we may not be able to set or timely adjust our pay-per-scan pricing to compensate for any increased costs;

●	the manufacturing of the Nanox.ARC may take longer than we expected, and we may have insufficient manufacturing capacity and experience delays in the manufacturing and deployment of the Nanox System, which would have a negative impact on the timing of our revenues;

●	deployment and full utilization of the Nanox System may not be fully achieved or may take substantially longer than we expect, and we may not be able to deploy a sufficient number of units of the Nanox System to support our business or to effectively stimulate market interest;

●	the conditions precedent under our MSaaS agreements may not be met;

●	we may not be able to negotiate or renegotiate any MSaaS agreement on terms attractive to us or to the agreement counterparty;

●	MSaaS agreement counterparties may fail to perform their obligations under such agreements;

●	a Nanox System may perform fewer scans per day than our estimates due to a number of factors, including low market acceptance rate, technical failures and downtime, service disruptions, outages or other performance problems, which would have a negative impact on our revenues and our ability to recover costs;

●	the implementation, integration and testing of the Nanox System with our potential customers and collaborators can be complex, time-consuming and expensive for them, which may have a negative impact on the timing of our revenues;

●	the inability or unwillingness of potential customers to invest in the required safety infrastructure, including customary X-ray shielding, to allow the Nanox.ARC to be safety operated;

●	as part of the Subscription Model, we will be responsible for maintenance of the Nanox System units we deploy, which may be more costly and time-consuming than we expect;

●	our customers may not be able to find or retain a sufficient number of radiologists to review the images generated by the Nanox System, especially as we deploy additional Nanox Systems and the volume of scans increases;

●	the portion of our pay-per-scan pricing allocated to our collaborators may not be acceptable to them, either now or in the future, and pricing negotiations with such collaborators may be a complex and time-consuming process;

●	the availability of insurance coverage and the level of reimbursement for the Nanox.ARC provided by third-party payors may not be sufficient for our customers;

●	our pay-per-scan pricing may not be sufficient to recover our costs and may not be adjusted in a timely manner, which could negatively affect our revenues or cause our revenues and results of operations to vary significantly from period to period;

●	we may be unsuccessful in maintaining our target price per scan because we do not control the price charged by local operators and higher prices may adversely affect market acceptance of the Nanox System; and

●	regulatory authorities may challenge our Subscription Model altogether, and impose significant civil, criminal, and administrative penalties, damages, fines, and/or exclusion from government funded healthcare programs, which could adversely affect our revenues and results of operations.

Any of the above factors may negatively affect the implementation of our business models, or cause their failure.

We may not be successful in tailoring our X-ray source to the specific systems of other medical imaging companies under our Licensing Model, and/or entering into licensing agreements on terms favorable to us.

Under our proposed Licensing Model, we expect to be engaged to tailor our X-ray source to other medical imaging companies’ or manufacturers’ of other X-ray devices specific systems to replace the legacy X-ray source or to license our X-ray source technology to them to develop new types of imaging systems, and we expect to receive a one-time, non-recurring licensing fee upfront, as well as recurring royalty payments for each imaging system sold by such companies. We expect customization to be a complex and multi-step process that varies for each project, which will require significant research and testing activities. We may also not be able to demonstrate the feasibility, functionality or safety of our technology in other medical imaging systems, meet the potential licensees’ design and manufacturing requirements, or satisfy their marketing and product needs. In addition, we may not be successful in entering into licensing agreements with favorable terms as a result of a numbers of factors, many of which are outside of our control, including willingness of, and the resources available to, other medical and non-medical imaging companies to in-license our novel X-ray source technology, our ability to agree with a potential partner on the value of our technology, or on the related terms, as well as the availability of other technologies at lower cost or other alternative technologies at the time. We have not entered into any licensing agreements to date. Any of the above factors may negatively affect the implementation of our Licensing Model, or cause our Licensing Model to fail.

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

In November 2021, we completed the acquisitions of Nanox AI (formerly known as Zebra), a deep-learning machine analytics company; USARAD, a leading provider of teleradiology services; and the assets of MDWEB, a decentralized marketplace connecting imaging facilities with radiologists. Following these acquisitions, we integrated the operations of these businesses and began generating revenue through the sale of teleradiology services and AI solutions by the end of 2021. Despite these efforts, we may never realize the expected synergies, business opportunities, and growth prospects from future acquisitions or joint ventures. We might not capitalize on anticipated business opportunities, and assumptions about expected cost savings could be inaccurate. Additionally, general industry and business conditions may deteriorate. Integrating operations can require significant effort and expense, and personnel may leave or be terminated due to an acquisition. Our management's attention might be diverted during the integration process. If these factors hinder or limit our ability to integrate future acquisitions successfully or on time, our expectations for future operational results, including cost savings and synergies, may not be met. Failure to manage these risks effectively in future acquisitions and new business lines could materially and adversely affect our business, financial condition, and results of operations.

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

With respect to our AI imaging solutions, this field has significantly progressed in the last few years and there are currently over 700 FDA cleared AI products in the imaging field. There are many companies, such as Aidoc Medical Ltd., offering various solutions which are typically categorized at triage solutions to identify acute time sensitive diagnosis, productivity solutions to facilitate the work of the radiologist or radiology technician or population health solutions to identify disease states not typically highlighted by the radiologist.

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

We have continued to engage third-party manufacturers and suppliers for the commercial production of our digital X-ray tubes for use in the Nanox.ARC, following receipt of clearance from the FDA in 2023 and 2024. We intend to continue engaging third-party manufacturers and suppliers, following additional clearances and approvals by similar regulatory authorities in other jurisdictions, based on, among other things, cost effectiveness. We are currently developing both ceramic and glass-based digital X-ray tubes for use in the Nanox.ARC. We are working with third parties as well as producing digital ceramic tubes at our Korean facility, which is currently our primary manufacturer and supplier for our digital ceramic tubes.

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

In addition, in September 2023, we entered into a manufacture and supply agreement with Varex Imaging Corporation (“Varex”), under which Varex will supply X-ray tubes utilizing the Nanox digital X-ray emitter for the Nanox.ARC. The agreement was entered into after Varex completed a preliminary assessment of our digital X-ray emitter. Under the agreement, we may order X-ray tubes from Varex for use in our Nanox.ARC units.

In December 2024, we entered into a development and purchase agreement with SKAN-X Radiology Devices SRL (“CEI”), an Italian manufacturer of X-ray tubes. Under the agreement, CEI will manufacture X-ray tubes using semiconductor chips provided by the Company.

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

We expect to do business globally, including in North America and certain countries in Asia, Europe, Africa, Latin America and Australia. Commercialization of our X-ray source technology, the Nanox.ARC or the Nanox System in foreign markets, either directly or through third parties, is subject to additional risks and uncertainties, including:

●	reimbursement and insurance coverage;

●	our inability to find agencies, dealers or distributors in specific countries, states or regions;

●	our inability to directly control commercial activities of third parties;

●	limited resources to be deployed to a specific jurisdiction;

●	the burden of complying with complex and changing regulatory, tax, accounting and legal requirements;

●	different medical imaging practice and customs in foreign countries affecting acceptance in the marketplace;

●	import or export licensing and other requirements;

●	longer accounts receivable collection times;

●	longer lead times for shipping;

●	language barriers for technical training;

●	reduced protection of intellectual property rights in some foreign countries;

●	foreign currency exchange rate fluctuations; and

●	interpretations of contractual provisions governed by foreign laws in the event of a contract dispute.

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

We also may sell the Nanox System to government entities, which are subject to a number of challenges and risks. Any actual or perceived privacy, data protection, or data security incident, or even any perceived defect with regard to our practices or measures in these areas, may negatively impact public sector demand for our products. Government entities may also have statutory, contractual or other legal rights to terminate contracts with us for convenience or due to a default, and any such termination may adversely affect our future results of operations. Governments and other global organizations (such as the UN) routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our subscriptions, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities. We have been subject to such inspection in the past and are currently not aware of any administrative findings. In addition, sales of the Nanox System in foreign markets could also be adversely affected by the imposition of governmental controls, political and economic instability, war, conflicts, civil unrest and other hostilities, trade restrictions and changes in tariffs, any of which may adversely affect our business, financial condition, results of operations and prospects.

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

Increased regulation and oversight of advanced diagnostic testing may also occur. One provision in the Protecting Access to Medicare Act requires CMS to develop appropriate use criteria (“AUC”) that professionals must consult when ordering advanced diagnostic imaging services (which include magnetic resonance imaging (“MRI”), CT, nuclear medicine (including position emission tomography) and other advanced diagnostic imaging services that the Secretary of the Department of Health and Human Services (“HHS”) may specify). Under this provision, payment was to be made to the furnishing professional for an applicable advanced diagnostic imaging service only if the claim indicated that the ordering professional consulted a qualified clinical decision support mechanism, as identified by HHS, as to whether the ordered service adhered to the applicable AUC. To the extent these types of changes have the effect of reducing the aggregate number of diagnostic medical imaging procedures performed in the United States, our business, results of operations, financial condition and cash flows would be adversely affected. However, in the 2024 Physician Fee Schedule, CMS announced that, effective January 1, 2024, it paused efforts to implement the AUC program for reevaluation and rescinded its AUC regulations. It is unclear whether or how the AUC program might be reinstated or changed under the current Trump administration or the degree of impact that any such changes would ultimately have upon our business.

The regulation of imaging procedures and medical device products by government authorities can be affected by a variety of factors, including government budget, funding and staffing levels, payment of user fees and reauthorization of user fee programs, ability to hire and retain key personnel, as well as statutory, regulatory and policy changes. HHS, CMS and other U.S. government agencies have been or may be subject to reductions in funding and downsizing of agency staffing levels, which could materially impact our business and operations. Further, a budget resolution passed by the House of Representatives in February 2025 proposed significant spending reductions for Medicaid and other federal programs, which, if enacted as part of a future U.S. federal budget, could impact our future business prospects.

In past years, we have recognized impairments in the carrying value of goodwill. Significant impairment charges could negatively affect our results of operations and shareholders’ equity.

In the past we have had a substantial amount of goodwill on our consolidated balance sheet as a result of historical acquisitions. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. Goodwill that is expected to contribute indefinitely to our cash flows is not amortized but must be evaluated for impairment at least annually. If the carrying value exceeds current fair value as determined based on the discounted future cash flows of the related business, the goodwill or intangible asset is considered impaired and is reduced to fair value via a non-cash charge to earnings. Events and conditions that could result in impairment include adverse changes in the regulatory environment, a reduced market capitalization or other factors leading to reduction in expected long-term growth or profitability. Goodwill impairment analysis and measurement is a process that requires significant judgment. Our share price and any control premium are factors affecting the assessment of the fair value of our underlying reporting units for purposes of performing any goodwill impairment assessment. For the year ended December 31, 2023, we recorded goodwill impairment in an amount of $7.4 million, respectively, related to the Radiology services and Nanox AI reporting units. Significant impairment charges could negatively affect our results of operations and shareholders’ equity.

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

We have entered into certain, and expect to enter into additional, collaborative arrangements and MSaaS agreements with respect to the research, development, manufacture and commercialization of our technology with different relevant industry participants, including, among others, local operators, integrators, radiologists, cloud storage providers and medical AI software providers and third-party payors. See “Item 4. Information on the Company—B. Business Overview—MSaaS Agreements” and “Item 4. Information on the Company—B. Business Overview—Collaboration Agreements.” Any future potential collaborative or MSaaS arrangements may require us to rely on external consultants, advisors and experts for assistance in several key functions, including research and development, manufacturing, regulatory, intellectual property, commercialization and distribution. We cannot and will not control these third parties, but we may rely on them to achieve results, which may be significant to us. Relying upon these collaborative arrangements subjects us to a number of risks, including:

●	we may not be able to control the amount and timing of resources that our collaborators may devote to our technology;

●	should a collaborator fail to comply with applicable laws, rules or regulations when performing services for us, we could be held liable for such violations;

●	inability to gather sufficient further clinical evidence to support our technology and its usage;

●	our collaborators may have a shortage of qualified personnel, particularly radiologists who can review the medical images generated by the Nanox System, especially as we deploy additional Nanox Systems and the volume of scans increases;

●	we may be required to relinquish important rights, such as marketing and distribution rights;

●	business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

●	our collaborators may default on their payments to us or fail to deliver standby letters of credit or financial guarantees, and it may be time consuming and difficult to enforce such payment obligations and obligations to provide standby letters of credit and financial guarantees in various jurisdictions, and we may be unsuccessful in enforcing such obligations;

●	our collaborative arrangements are subject to conditionality, including receipt of regulatory clearance and material compliance with acceptance test protocol, among other things, for the Nanox.ARC;

●	under certain circumstances, a collaborator could move forward with a competing product developed either independently or in collaboration with others, including our competitors;

●	our current or future collaborators may utilize our proprietary information in a way that could expose us to competitive harm;

●	our collaborators could obtain ownership or other control over intellectual property that is material to our business; and

●	collaborative arrangements are often terminated or allowed to expire or remain unformalized by a written agreement, which could delay the ability to commercialize our technology.

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

In deploying our MSaaS products, we rely upon third-party providers of cloud-based infrastructure, such as Microsoft. Any disruption in the operations of cloud service providers or interference with our use of cloud service providers would adversely affect our business, financial condition, and results of operations.

We outsource substantially all of the infrastructure relating to our cloud offerings to cloud service providers, such as Azure, Microsoft. Our customers need to be able to access our products and services at any time, without interruption or degradation of performance. Our cloud-based MSaaS products depend on protecting the virtual cloud infrastructure hosted by cloud service providers by maintaining its configuration, architecture, features and interconnection specifications, as well as maintaining the information stored in these virtual data centers and transmitted by third-party internet service providers. While our cloud service providers typically have robust backup and disaster recovery plans and processes in place, any incident affecting our cloud service providers’ infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, viruses, cyberattacks, terrorist or other attacks, and other similar events beyond our control could negatively affect our cloud-based SaaS products. A prolonged service disruption affecting our cloud-based offerings for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise have an adverse effect on our business, financial condition, and results of operations. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the cloud service providers services we use.

In the event that our service agreements with our cloud service providers are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our MSaaS offering as well as significant delays and additional expenses in arranging or creating new facilities and services and/or re-architecting our cloud offering for deployment on a different cloud infrastructure service provider, which may adversely affect our business, financial condition and results of operations.

Any control weakness or failure in cloud-based software could adversely affect our business.

We use cloud-based third-party software to host applications for key financial and operational systems and we expect to expand their use in the future. We will increasingly rely on third-party software providers to maintain appropriate controls and safeguards to protect the integrity of our data and any information we transmit, including personal, personally identifiable, sensitive, confidential or proprietary information. While we conduct due diligence on these cloud providers with respect to their security and business controls, we may not have the visibility to effectively monitor the implementation and efficacy of these controls. If these controls do not operate effectively, we may not be able to rely on their software and cyber attackers may be able to exploit vulnerabilities, resulting in operational disruption, data loss, defects or a cybersecurity event. Having our software on the cloud increases the risk of operational disruption should internet service be interrupted. While we have implemented business contingency and other plans to facilitate continuous access, sustained or concurrent service denials or similar failures could limit our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner, maintain our accounting function, or otherwise operate our business. Any such event or failure could have a material adverse effect on our business, financial condition and results of operations.

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

A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defence costs and divert management’s attention. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for the Nanox System;

●	injury to our reputation;

●	costs of related litigation;

●	substantial monetary awards to patients and others;

●	loss of revenue; and

●	the inability to commercialize future products.

In addition, we may be subject to professional liability claims, including, without limitation, for improper use or malfunction of our diagnostic imaging software.

Further, the radiologists that provide our teleradiology services may occasionally subject us to malpractice claims. For example, a complaint was filed against several defendants, including one of our radiologists and USARAD, alleging that such radiologist, in his capacity as an employee of USARAD, was negligent in the interpretation of a PET/CT scan prior to our acquisition of USARAD. In February 2025, the radiologists defendants and USARAD entered into a formal settlement agreement with the plaintiff to settle the complaint for $20,000 each. Additional claims, suits or complaints relating to services provided by these radiologists may be asserted against us in the future.

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

Our ability to execute our business strategy depends, in part, on the continued and uninterrupted performance of our information technology systems, which support our operations. Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from, among others, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization or similar disruptive problems. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our systems are also subject to compromise from internal threats such as improper action by employees, including phishing attacks or malicious insiders, or by vendors, counterparties and other third parties with otherwise legitimate access to our systems. Our policies, employee training, procedures and technical safeguards may not prevent all improper access to our network or proprietary or confidential information by employees, vendors, counterparties or other third parties. For example, in November 2024, we became aware that we were subject to what we believe was an attempted cybersecurity breach. Although to our best knowledge, the attempted cybersecurity breach did not have a material adverse effect on our business, a similar event in the future could have a material adverse effect on our business operations, cash flows and financial condition. If any other similar event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. We may not be able to anticipate data breaches, cyber-attacks or other similar incidents, detect or react to such incidents in a timely manner, implement effective preventive measures against such incidents, or adequately remediate any such incident. In addition, we cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

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

We contract with hospitals, imaging centers, urgent care and other facilities to provide reading, teleradiology services and AI solutions. Some of our customers may not have significant financial resources, liquidity or access to capital. If these customers experience financial difficulties, they may be unable to pay us for the services that we provide. A significant deterioration in industry conditions could have a material adverse effect on the financial health of some of our customers. If our customers suffer financial hardship, they could delay or default on their payment obligations to us, negatively impacting our operations.

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

We have been, and may in the future become, subject to litigation, investigations, or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition, including securities class actions and shareholder derivative actions, both of which are typically expensive to defend. Such claims and litigation proceedings may be brought by third parties, including our customers, competitors, advisors, service providers, partners or collaborators, employees, and governmental or regulatory bodies.

For example, as previously disclosed, we had two securities class action complaints against us and certain former officers and a director, asserting violations of federal securities laws and seeking unspecified damages. On June 2, 2023, the Company entered into a formal settlement agreement to settle those actions for $8 million. On May 7, 2024, the settlement was approved by the court. In addition, the Division of Enforcement of the SEC previously conducted an investigation to determine whether there had been any violations of the federal securities laws, relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale, among other things. The Company and Ran Poliakine, former Chairman of the Board of Directors of the Company who passed away in January 2024, reached final agreements with the SEC staff to settle this matter, which agreements were approved by the United States District Court for the Southern District of New York in October 2023. The Company paid a civil penalty in the amount of $650,000 and is permanently enjoined from violating Section 17(a)(2) of the Securities Act and Section 13(a) of the Securities Exchange and Rules 12b-20 and 13a-1 thereunder. Mr. Poliakine paid disgorgement of $240,000, together with prejudgment interest of $26,836.39, a civil penalty of $150,000, and was permanently enjoined from violating Section 17(a)(2) of the Securities Act and aiding and abetting any violation of Section 13(a) of the Exchange Act and Rules 12b-20 and 13a-1 thereunder. A complaint was also recently filed against several defendants, including one of our radiologists and USARAD, alleging that such radiologist, in his capacity as an employee of USARAD, was negligent in the interpretation of a PET/CT scan prior to our acquisition of USARAD. In February 2025, the radiologists defendants and USARAD entered into a formal settlement agreement with the plaintiff to settle the complaint for $20,000 each. In addition, a claim was filed in Israel against the Company, Nanox Imaging PLC (“Nanox Gibraltar”) and the deceased Mr. Ran Poliakine, the Company’s previous Chairman, alleging a breach of a consulting agreement between the plaintiff and Nanox Gibraltar. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

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

Significant tariffs or other restrictions related to “trade wars” placed on foreign nations’ imports or any related counter-measures taken by such counties may materially harm our revenue and results of operations.

The Nanox.ARC production process involves manufacturers and/or suppliers in foreign nations for the production of certain components of the Nanox.ARC. There have been significant changes and proposed changes in recent years to U.S. trade policies, tariffs and treaties affecting imports. The new U.S. administration has announced additional tariffs on imports from a number of countries, including China, the products of which are now subject to an effective tariff of [104]%. In response, China and other countries have imposed or proposed additional tariffs on certain imports from the United States, as well as additional trade restrictions. Such tariffs and any further legislation or actions taken by the United States or other countries that restrict trade, such as additional tariffs, trade barriers, tax policies related to international commerce, export controls, sanctions and investment restrictions, renegotiation of existing trade agreements with U.S. trading partners, and other protectionist or retaliatory measures taken by such governments, could adversely impact our business, financial condition and results of operations. If any forms of duties or tariffs are imposed on the Nanox.ARC or its components, we may be required to charge higher prices in the United States than we expect, which may result in fewer customers and harm our operating performance. Alternatively, we or our contractors may seek manufacturers and/or suppliers in countries not affected, or less affected by the tariffs, resulting in significant costs and disruption to our operations and business. Our business could also be impacted by retaliatory trade measures taken by other countries in response to existing or future tariffs, causing us to raise prices or make changes to our operations, any of which could materially harm our business, financial condition and results of operations. Escalating trade tensions between the U.S. and other countries may also disrupt global supply chains and could materially disrupt the manufacturing or deployment of the Nanox. ARC or result in significant price increase. The imposition of tariffs or other similar trade restrictions may also be inflationary, which could cause the cost of inputs to increase. Volatile trade relations have also caused and may continue to cause significant volatility in the global financial market. Further, political tensions as a result of trade policies could reduce trade volume, investment, technological exchange, and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

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

Geopolitical risks, including those arising from trade tension and/or the imposition of trade tariffs, terrorist activity or acts of civil or international hostility, are increasing. Similarly, the ongoing military conflict between Russia and Ukraine has had negative impacts on the global economy, including by contributing to rapidly rising costs of living (driven largely by higher energy prices) and created uncertainty in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. The Russian military actions and the resulting sanctions have had a negative impact on supply chains, our MSaaS agreements relating to Russia and Belarus or the region and adversely affect the global economy and financial markets. In addition, on December 3, 2024, the president of the Republic of Korea declared martial law, citing an urgent need to protect the country. The National Assembly of the Republic of Korea voted to rescind the declaration of martial law, which led to President Yoon’s revocation of the decree just hours later. Such events prompted numerous public protests. On December 14, 2024, the National Assembly of the Republic of Korea voted in favor of President Yoon’s impeachment, which resulted in an immediate suspension of his presidential powers, with the prime minister assuming the role of acting president. Any social unrest in the Republic of Korea, resulting due to the aforementioned, could adversely affect our supply chain. Any of the abovementioned factors could affect our business, prospects, financial condition and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

We do not expect to carry any business interruption insurance or any other insurance (except for director and officer, property, product and professional liability, malpractice, clinical trials and cyber security insurance). As a result, we may incur uninsured losses, increasing the possibility that you would lose your entire investment in our company.

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

Certain of our directors and/or officers may have interests that may differ from ours.

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

In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, on March 6, 2024, the SEC adopted final rules under SEC Release No. 33-11275: The Enhancement and Standardization of Climate-Related Disclosures for Investors, requiring companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors. On April 4, 2024, the SEC determined to voluntarily stay the final rules pending certain legal challenges. As of the date of this filing, the timeline for resolution is not easily determinable and it is uncertain whether the rules will be upheld, amended or abolished. The rules would require public issuers to include prescribed climate-related information in their registration statements and annual reports, including information regarding greenhouse gas emissions and climate-related risks and opportunities and related financial impacts, capital expenditures, governance and strategy. Additionally, we may become subject to new compliance requirements and/or new costs or taxes associated with natural resource or energy usage and related emissions (such as a “carbon tax”), which could increase our operating costs. All of these factors could result in additional costs and devoting additional resources to monitor, report and implement various corporate responsibility practices.

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

Our registered and unregistered trademarks or trade names are valuable assets and may be challenged, infringed, circumvented or declared generic or determined to infringe third party’s marks. We may not be able to protect our rights to these trademarks and trade names, which may be necessary to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. For example, the Sheba Fund for Health Services and Research filed four trademark applications for the word ARC and for three additional logos, and Intel Corporation filed a trademark application for the work ARC, with the Israeli Patent Office. These applications were published for possible opposition, and the Company filed oppositions, claiming that the marks are confusingly similar to its own trademark. The Company has signed co-existence agreement with both Sheba and Intel. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. We have not conducted any registrability studies for possible future trademarks to assess whether such marks would be successfully registered. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. In addition, we may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and adversely affect our competitive position, business, financial condition, results of operations and prospects.

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

Generally, our manufacturing operations for medical devices, and those of our third-party manufacturers, are required to comply with federal and state regulations for medical devices and radiation-emitting products, which includes the requirement to conduct tests in each state in order to obtain regulatory approvals for use of our devices in such state. We expect the Nanox.ARC (including the Nanox.CLOUD) and other future products we develop to be regulated by the FDA as medical devices. Our product candidate is subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts, the U.S. Department of Justice (the “DOJ”) and the U.S. Department of Health and Human Services-Office of the Inspector General. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance and approval; conformity assessment procedures; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to occur, could lead to death or serious injury; post-market approval studies; and product import and export.

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

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels such as those implemented or proposed by the current Trump administration, payment of user fees and reauthorization of user fee programs and ability to hire and retain key personnel, as well as statutory, regulatory and policy changes, and average review times at the FDA have fluctuated in recent years as a result.

In order to sell our products in member countries of the European Economic Area (“EEA”), our products must comply with the essential requirements of the EU Medical Devices Regulation (EU) 2017/745. Compliance with these requirements is a prerequisite to be able to affix the Conformité Européene (“CE”) mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue a European Community (“EC”) Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a member state of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and audit the quality system of the manufacturer and manufacturing sites of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity. On February 25, 2025, we received the CE mark certification to market the multi-source Nanox.ARC system, including the Nanox.CLOUD, its accompanying cloud-based infrastructure. Nanox.ARC is a stationary X-ray system, intended to generate tomographic images of human anatomy from a single tomographic sweep performed in recumbent positions of adult patients.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. If we fail to remain in compliance with applicable European laws and directives, we would be unable to affix the CE mark, which would prevent us from selling them within the EEA.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

Even though we received clearances from the FDA and CE mark to market the Nanox.ARC (including the Nanox.CLOUD), and if we receive regulatory clearance or approval of other future products, we remain subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. For example, we are required to submit periodic reports to the FDA as a condition of 510(k) clearance. These reports include information about failures and certain adverse events associated with the device after its clearance. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

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

In particular, there have been laws and regulations adopted throughout the United States and in Israel that impose new obligations in areas such as privacy. In the United States, privacy and data security laws are also complex and changing rapidly. Further, laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach, and compliance with them in the event of a widespread data breach is complex and costly. Both federal and state legislation, U.S. Congress and individual states also govern the collection, use and other processing of personal data. For example, the California Consumer Privacy Act (“CCPA”), provides data privacy rights for California residents and operational requirements for covered companies. Among other things, companies covered by the CCPA must provide new disclosures to California residents and afford such residents the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. In addition, the California Privacy Rights Act (“CPRA”), which took effect in January 2023, has expanded the rights granted under the CCPA and imposes additional requirements. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulations (for example, the Virginia Consumer Data Protection Act (“VCDPA”), which took effect on January 1, 2023,the Colorado Privacy Act (“CPA”), which took effect on July 1, 2023, the Connecticut Data Privacy Act (“CDPA”) which took effect on July 1, 2023, the Utah Consumer Privacy Act (“UCPA”), which took effect on December 31, 2023, the Texas Data Privacy and Security Act ("TDPSA") which took effect on July 1, 2024, the Oregon Data Privacy Law ("OCDPA") which took effect on July 1, 2024, the Florida Digital Bill of Rights ("FDBR") which took effect on of July 1, 2024 and the Montana Consumer Data Privacy Act ("MTCDPA") which took effect on October 1, 2024) that impose new privacy rights and obligations that resemble the CCPA and CPRA. The enforcement of the TDPSA has already commenced with the Texas Attorney General’s Office filing its first TDPSA lawsuit On January 13, 2025. More generally, some observers have noted that the CCPA, CPRA, VCDPA, CPA, CDPA, UCPA, TDPSA, OCDPA, FDBD and MTCDPA could mark the beginning of a trend toward more stringent United States federal privacy legislation, which could increase our potential liability and adversely affect our business. Furthermore, on December 27, 2024, the Department of Justice issued a “Final Rule” to implement the Executive Order (E.O.) 14117 “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern” (“Rule”). This Rule will come into effect on April 8, 2025, with certain affirmative due diligence, reporting, and auditing requirements taking effect on October 6, 2025. The Justice Department established and implemented a new regulatory program to address the urgent and extraordinary national security threat posed by the continuing efforts of countries of concern (and covered persons that they can leverage) to access and exploit Americans’ bulk sensitive personal data (such as health data) and certain U.S. Government-related data. This presents new risks for companies operating globally.

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

HIPAA requires Covered Entities (like many of our potential customers) and Business Associates, like us, to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HITECH expands the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information and provides for civil monetary penalties for HIPAA violations. HITECH also increased the civil and criminal penalties that may be imposed against Covered Entities and business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and its implementing regulations and seek attorney’s fees and costs associated with pursuing federal civil actions. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent or broader in scope than HIPAA. This includes the Washington State My Health My Data law ("My Health My Data Act") effective as of March 31, 2024, with small business regulations effective as of June 31, 2024, as well as Nevada’s Consumer Health Data Privacy Law effective as of March 31, 2024.

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

Additionally, the EU GDPR and the UK GDPR (collectively, the “GDPR”) includes restrictions on cross-border data transfers of personal data outside of the EEA and the UK (as applicable) to third countries whose laws do not ensure an adequate level of protection, unless a valid data transfer mechanism has been implemented or an Article 49 GDPR derogation applies. The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. In July 2020, the EU-US Privacy Shield was invalidated as a valid personal data transfer mechanism and on June 27, 2021, June 27, 2021, the European Commission published a new set of modular standard contractual clauses (the “New SCCs”). The New SCCs must be used for all relevant transfers of personal data outside the EEA (since December 27, 2022). Although the European Commission adopted an adequacy decision for the UK on 28 June 2021, allowing the continued flow of personal data from the EEA to the UK, this decision will automatically expire in June 2025 unless the European Commission re-assesses and renews or extends that decision. The decision will be regularly reviewed by the European Commission going forward and may be revoked if the UK diverges from its current data protection laws and the European Commission deems the UK to no longer provide adequate protection of personal data. On March 21, 2022, the UK implemented its own UK-specific international data transfer agreement (“IDTA”) and addendum to the New SCCs (“UK Addendum”). For all contracts involving transfers of UK-originated data entered into after September 21, 2022, organizations which transfer UK personal data are required to use the IDTA, or the New SCCs together with the UK Addendum. On July 11, 2023, the European Commission entered into force its adequacy decision for the EU-US Data Privacy Framework (a new framework for transferring personal information from the EEA to the United States), having determined that such framework ensures that the protection of personal information transferred from the EEA to the US will be comparable to the protection offered in the EU. The UK has also approved a UK extension to the EU-US Data Privacy Framework, which were laid before Parliament on 21 September 2023 and came into force on 12 October 2023.However, this decision may face legal challenges, with the NGO "NOYB - European Center for Digital Rights" already having announced its intention to challenge the Framework before the Court of Justice of the European Union ("CJEU") .Therefore the Framework may ultimately be invalidated by the Court just as the EU-US Privacy Shield was. The cross-border data transfer landscape in the EEA and UK is continually developing, and we are monitoring these developments. We may, in addition to other impacts, experience additional costs associated with increased compliance burdens and be required to engage in new contract negotiations with third parties that aid in processing data on our behalf or localize certain data.

The e-Privacy Directive (i.e. Directive 2002/58/EC) and national laws transposing it, as well as the GDPR in certain contexts impose conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court decisions and regulators’ recent guidance are driving increased attention to cookies and tracking technologies and the online behavioral advertising ecosystem. This could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. In addition, regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users. Finally, the current national laws that implement the e-Privacy Directive are highly likely to be replaced across the EU (but not the UK) with a EU regulation known as the e-Privacy Regulation which, though still in development, will if adopted, impose new obligations on the use of personal data in the context of electronic communications, particularly in relation to online tracking technologies, and significantly increase regulators’ ability to impose fines for non-compliance.

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

The Israeli Privacy Protection Law, 1981 ("PPL"), and its regulations, including but not limited to the Israeli Privacy Protection Regulations (Data Security) 2017 ("Security Regulations") impose obligations regarding processing, transferring and securing of personal data. In addition, in 2023, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 (“EU Regulations”) were enacted and consequently provide, in certain cases, additional rights to data subjects from the EEA and Israel.

Therefore, significant changes to the PPL and its regulations may necessitate adjustments to our data protection and security practices.

Lack of compliance with the PPL and its regulations could result in enforcement actions, litigation (including class actions), fines and penalties.

Material amendment to the PPL was approved by the Israeli Parliament in August 2024 and will take effect on August 14, 2025 (“Amendment 13”). Among other things, Amendment 13 expands the Privacy Protection Authority investigation authority and the monetary sanctions that can be imposed for breach of the PPL and its regulations, to substantial amounts that may reach in certain cases millions of NIS.

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

There have also been privacy bills enacted in other countries around the world which have introduced new or expanded privacy, security, cyber-security and artificial intelligence (“AI”) requirements and we expect that legislation will continue to evolve in the coming years. For example, the rising adoption of AI and Generative AI in daily operations and products poses additional and new risks, including, without limitation, data privacy and security risks, intellectual property infringement, ownership issues and/or confidentiality issues. Threats include potential data leaks, social engineering attacks, and decision-making based on manipulated information. Growing regulatory requirements for information security and data protection add to the challenge. Therefore, it is difficult to determine whether and how such existing laws and regulations will apply to and impact the internet and our business. As a company that provides AI-based solutions and utilizes AI in our products and services, we are subject to regulatory and legal risks related to the use of AI. For example, we offer FDA cleared AI-based software imaging solutions to hospitals, health maintenance organizations, integrated delivery networks, marketplaces, pharmaceutical companies and insurers that are designed to identify or predict undiagnosed or underdiagnosed medical conditions, through the mining of data of existing CT scans. We have entered into collaboration agreements with marketplaces for access and distribution of our Nanox AI solutions, and agreements with IDNs and hospitals with respect to our AI imaging solutions. We currently offer AI imaging population health solutions aimed at identifying underlying findings, which are correlated to osteoporosis, cardiovascular disease and fatty liver to help detect patients at risk for more advanced liver disease such as NASH. In addition, we have begun to develop AI-based features to enhance the images generated by the Nanox System, with the goal of improving diagnostic capabilities for the Nanox System in chest and musculoskeletal imaging. Ultimately, we expect to integrate these AI imaging capabilities into the Nanox System. Subject to completion of the development and receipt of requisite regulatory approvals, we plan to offer these AI imaging solutions as an optional service to our MSaaS partners.

The development, deployment and use of AI technologies are subject to a variety of evolving laws and regulations, which may differ across jurisdictions and may evolve over time. Our failure to comply with these laws and regulations could result in legal liability, regulatory enforcement actions, negative publicity and damage to our reputation. For example, the EU Artificial Intelligence Act (the “EU AI Act”) imposes specific obligations on AI manufacturers and developers (including, by listing prohibited activities, high-risk activities and general purposes AI models), effective from February 2025, with the bulk of the obligations being in force two years thereafter. The EU AI Act contains a list of prohibited practices, classifies certain AI systems as high risk, depending on the level of risk they pose, includes transparency obligations for providers and deployers of certain AI systems, and includes obligations on general purpose AI models. Fines for noncompliance range from (i) the higher of €35,000,000 or up to 7 percent of a company’s total worldwide annual turnover for non-compliance with prohibited AI practices, to (ii) the higher of €7,500,000 or up to 1 percent of a company’s total worldwide annual turnover for the supply of incorrect, incomplete, or misleading information to notified bodies and national competent authorities. Additionally, the AI Liability Directive and AI-specific amendments to the existing EU product liability regime will develop the liability regime for harm caused by the use of an AI model. Among other things, the EU AI Act may require us to implement additional quality assurance controls and measures to be reviewed and approved by regulatory submissions of our products. The cost to comply with such laws or regulations could be significant and could increase our operating expenses, require technical changes, development and implementations, which could adversely affect our business, financial condition and results of operations.

The UK also published its response to an earlier white paper on AI Regulation on February 6, 2024, setting out proposals for an AI governance framework which existing regulators would apply within their existing remits. Further, on March 25, 2024, the Artificial Intelligence (Regulation) Bill was proposed to the UK Parliament, aimed at establishing an AI authority to oversee the regulatory approach to AI. Any additional costs and penalties associated with increased compliance, enforcement and risk reduction could make certain offerings less profitable or increase the difficulty of bringing certain offerings to market or maintaining certain offerings. This is equally true for the US, where on May 17, 2024, Colorado enacted the Colorado AI Act. The Colorado AI Act creates duties for developers and for those that deploy AI. There is a specific focus on bias and discrimination. The Act will go into effect on February 1, 2026.

Furthermore, the EU Data Act, adopted on November 27, 2023, establishes rules for data sharing and reuse in the European Union, with most obligations effective from September 2025. It aims to enhance the EU’s data economy by improving data accessibility and usability, fostering innovation, and ensuring equitable value distribution among data economy participants. The EU Data Act empowers users of connected products—whether owned, leased, or rented—with greater control over the data they generate, while maintaining incentives for investments in data technologies. It also sets general conditions for data sharing between businesses and imposes measures to boost fairness and competition in the European cloud market such as requirements for cloud and edge computing services to facilitate interoperability and enable switching. Additionally, the EU Data Act safeguards companies from unfair contractual terms related to data sharing imposed by dominant market players. Compliance may require us to implement new data management protocols, technological development and changes of our semiconductors and review contractual practices, potentially increasing operational costs.

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

In addition, we are also subject to varying product standards, packaging requirements, labeling requirements, tariff regulations, duties and tax requirements. In Europe, we are required to have all medical device products “CE” marked, an international symbol, affixed to all our medical device products demonstrating compliance with the European Medical Device Directives and/or Medical Device Regulations (“MDR”) and all applicable standards. While currently the multi-source Nanox.ARC system, including the Nanox.CLOUD, is CE marked, continued certification is based on the successful review of our quality system by our European Registrar during their periodic audits. Any loss of certification would have a material adverse effect on our business, results of operations and financial condition. There are several major regulatory changes occurring in the regulation of medical devices in the European Union (the “EU”). The revision of the quality system regulation (ISO 13485:2016) has been released that substantially increased the requirements for a medical device quality system.  The MDR has replaced the medical device directives (93/42/EEC), and it substantially changes the way that medical devices are brought to market in the EU and how they maintain compliance throughout the product’s life cycle. Due to the UK’s exit from EU (“Brexit”), different rules are applied in Great Britain (England, Wales and Scotland), Northern Ireland and the EU after the Brexit transition period, which began January 1, 2021. Similarly, Switzerland has changed its relationship with the EU and since May 2022, medical device manufacturers are required, including us, to contract with a Swiss authorized representative. Additionally, the new revision 4 of the clinical evaluation report guidance document (MEDDEV 2.7.1) and the Medical Device Coordination Group (MDCG) guidance regarding clinical evidence (MDCG 2020-6) severely restricts the use of substantial equivalence for new products, resulting in the need for formal clinical trial data for many products. These and future changes will increase the cost for compliance and for product development, and they lengthen product introduction cycles. Failure to comply with these changes and any future changes can have an adverse effect on our ability to release new products in a timely manner.

Moreover, new intended uses of CE marked medical devices falling outside the scope of the current CE Certificate require a completely new conformity assessment before the device can be CE marked and marketed in the EU for the new intended use. The process required to gather necessary information and draw up documentation in order to obtain CE Certification of a medical device in the EU can be expensive and lengthy and its outcome can be uncertain. On February 25, 2025, we received the CE mark certification to market the multi-source Nanox.ARC system, including the Nanox.CLOUD. We may make modifications to our products in the future that we believe do not or will not require notifications to our notified body or new conformity assessments to permit the maintenance of our current CE Certificate. If the competent authorities of the EU member states or our notified body disagree and require the conduct of a new conformity assessment, the modification of the existing CE Certificate or the issuance of a new CE Certificate, we may be required to recall or suspend the marketing of the modified versions of our products.

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

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. In particular, due to general uncertainty with respect to the current U.S. legal, regulatory and policy environment, and specifically regarding positions that the Trump administration may take regarding FDA regulations and policies, we are unable to predict the impact of any future legislative, regulatory or third-party actions with respect to these issues. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping.

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

Some of the provisions of the ACA have yet to be fully implemented, and certain provisions have been subject to judicial and Congressional challenges. For example, a case challenging the ACA’s requirement that private insurers cover certain preventative services is currently pending before the U.S. District Court Judge in for the Northern District of Texas. In March 2023, the judge struck down this requirement with immediate nationwide effect on March 30, 2023, and, on appeal, in June 2024 the U.S. Court of Appeals for the Fifth Circuit held, among other things, that the ACA’s requirement that group health plans and health insurance issuers cover certain preventative services without cost-sharing is unconstitutional. The parties have petitioned to appeal the case to the U.S. Supreme Court, which granted certiorari in January 2025. It is unclear when or how the Supreme Court will rule or how this decision and appeal, subsequent decisions and appeals, and other efforts to challenge, repeal or replace the ACA, or portions thereof, will affect our future products or our business. It is possible that the ACA, as currently enacted or as it may be amended in the future, and other healthcare reform measures that may be adopted in the future, could have an adverse effect on our industry generally and on our ability to commercialize our future products and achieve profitability. It is unclear how any such challenges and the healthcare reform efforts of the second Trump administration will impact ACA and our business. The implementation of new health care legislation could result in significant changes to the health care system, which could have a material adverse effect on our business, results of operations, financial condition and growth prospects.

Disruptions at the FDA and other government agencies caused by funding or staffing shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

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

Separately, in response to the COVID-19 pandemic, beginning in March 2020, the FDA postponed certain inspections of domestic and foreign manufacturing facilities. Since that time, the FDA has resumed on-site inspections of domestic and foreign manufacturing facilities; however, regulatory authorities within or outside the United States may adopt or resume similar restrictions or other policy measures in response to the COVID-19 pandemic or other global health concerns. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

The current Trump administration has implemented policies that may affect the FDA, including its review process, such as efforts to downsize the federal workforce, remove job elimination protections for federal workers, limit certain communications, and potentially interfere with user fee reauthorization. If political considerations or global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. In addition, funding of other government agencies that support research and development activities that pertain to FDA review, such as research to understand new technologies or establish new standards, is subject to the political process, which is inherently fluid and unpredictable.

Risks Related to Employee Matters

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

Our employment agreements generally include covenants not to compete. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work at all or for a sufficient duration of time to prevent members of our management team from competing with us. On April 23, 2024, the Federal Trade Commission (FTC) announced a final rule banning most non-compete clauses in employer-employee contracts. The final rule was scheduled to become effective on September 4, 2024, but it was enjoined by a federal district court in September 2024 on the grounds that the rule exceeds the FTC’s authority. The FTC is appealing the ruling and therefore its implementation has not yet been definitively resolved. In addition, Israeli courts have required employers seeking to enforce covenants not to compete to demonstrate that the competitive activities of a former employee will harm one of a limited number of material interests of the employer, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. In Israel, if we cannot demonstrate that such an interest will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our competitiveness may be diminished, and in the U.S., these regulatory changes may have similar effects, thus creating uncertainty regarding the proposed regulation and its effects on preserving our competitiveness.

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

Failure to comply with employment and labor laws and regulations could materially and adversely affect our business, financial condition, and results of operations.

We are subject to a variety of federal and state employment and labor laws and regulations and other laws related to working conditions, wage-hour pay, over-time pay, employee benefits, anti-discrimination, and termination of employment. Noncompliance with applicable laws or regulations could subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. An adverse outcome in any such litigation could require us to pay contractual damages, compensatory damages, punitive damages, attorneys’ fees and costs. Claims, enforcement actions, or other proceedings could harm our reputation, business, financial condition and results of operations. We could be materially and adversely affected by any such litigation. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees.

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

From time to time, certain of our shareholders are eligible to sell all or some of their ordinary shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate shareholders may sell freely after six months subject only to the current public information requirement (which disappears after one year). Of the 63,762,001 ordinary shares outstanding as of December 31, 2024 , approximately 60,330,457 ordinary shares have been registered under the Securities Act and are freely transferable by persons other than our “affiliates” without restriction or additional registration; the remaining shares outstanding have not been registered under the Securities Act and may be offered or sold only pursuant to an effective registration statement or pursuant to an available exemption from the registration requirements. As of December 31, 2024, approximately 63,587,339 of our ordinary shares are held by “non-affiliates” and are freely tradable without restriction pursuant to Rule 144. Any substantial sale of our ordinary shares pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our ordinary shares.

In addition, as of December 31, 2024, there were three outstanding warrants to purchase a total of 4,455,301 ordinary shares, with exercise prices ranging from $18.00 per share to $20.87 per share. As of December 31, 2024, there were 4,330,397 ordinary shares issuable upon the exercise of options to purchase ordinary shares outstanding under our 2019 Equity Incentive Plan (as defined below), at a weighted average exercise price of $14.82 per share, 67,479 outstanding RSUs, and 3,204,251 additional ordinary shares reserved for future issuance under our 2019 Equity Incentive Plan. The warrants are exercisable immediately and expire on various dates. More convertible securities may be granted in the future to the Company’s officers, directors, employees or consultants or as part of future financings. The exercise of outstanding options and warrants will dilute the percentage ownership of the Company’s other shareholders.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2024. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

We may be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

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

A non-U.S. corporation’s PFIC status is a factual determination made annually after the close of each taxable year. Because the PFIC income test described above is based on a non-U.S. corporation’s gross income and not its net income, a non-U.S. corporation in the early stages of its business, such as our company, can be treated as a PFIC in those taxable years before it has sufficient operating revenue as a result of earning any amount of interest or other passive income. As a result, we believe that we may technically be classified as a PFIC for the taxable year ended December 31, 2024. Depending upon the composition of our income and assets and the market price of our ordinary shares during 2025 and subsequent taxable years and whether we start generating a substantial amount of active revenue, we could continue to be classified as a PFIC for 2025 and subsequent taxable years if we are classified as a PFIC for 2024. In addition, it is possible that any subsidiary that we own would also be classified as a PFIC for such taxable years.

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

We are incorporated under Israeli law, and many of our employees and senior members of our management team, operate from our headquarters located in Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical, and military conditions in Israel.

Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighbouring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

Following the October 7th attacks by Hamas terrorists in Israel's southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached, these agreements failed to be upheld, and military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

While our facilities have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies (such as by Moody’s, S&P Global, and Fitch).

In connection with the ongoing war, several hundred thousand Israeli military reservists were drafted to perform immediate military service, and military reservists are expected to perform long reserve duty service in the coming years. As of the date of this annual report, only several of our employees are called to active military duty. The absence of our employees due to their military service in the current or future wars or other armed conflicts may materially and adversely affect our ability to conduct our operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations, and ability to raise additional funds, if deemed necessary by our management and board of directors.

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

On November 2, 2021, the Company completed the acquisition of 100% of the shares of USARAD Holdings, Inc., a Delaware corporation (“USARAD”), pursuant to the terms of the Stock Purchase Agreement, dated October 25, 2021 (the “USARAD SPA”), among the Company, USARAD, Dr. Michael Yuz, other holders of capital stock of USARAD and holders of USARAD options. USARAD is a U.S.-based teleradiology company with approximately 29 active U.S. certified radiologists and cardiologists in its network. At closing, the Company (through a wholly-owned subsidiary) purchased 100% of the shares of USARAD on a fully diluted basis for $7,300,000 in cash and 496,545 ordinary shares. In addition, upon the successful achievement of certain milestones related to profitability, EBITDA and other operational performance metrics, the Company undertook to pay additional cash consideration in the amount of up to $2,000,000 and stock consideration in the amount of up to $6,500,000 at a per share value determined by the average of: (i) the volume weighted average closing share price of the 30 trading days prior to the relevant milestone completion, and (ii) the volume weighted average closing share price of the 30 trading days ending on August 6, 2021.

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

On January 1, 2024, we have incorporated Nanox Impact Inc., a Delaware company, for the deployment operations of our Nanox System in the United States.

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

On June 7, 2024, we entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. and Mizuho Securities USA LLC (each individually, an “Agent” and collectively, the “Agents”) relating to the issuance and sale from time to time of our ordinary shares. In accordance with the terms of the Sales Agreement, we may offer and sell our ordinary shares having an aggregate offering price of up to $100million from time to time through the Agents pursuant to the Sales Agreement. The Agents will be entitled to compensation at a commission rate of up to 2.5 % of the aggregate gross proceeds from each sale of ordinary shares. As of December 31, 2024 we have raised $37.8 million under the Sales Agreement.

B. Business Overview

Overview

Nanox is focused on driving the world’s transition to preventive health care by bringing a full solution of affordable medical imaging technologies based on advanced AI and novel digital source. Nanox's vision encompasses expanding the reach of Nanox technology both within and beyond hospital settings, providing a seamless end-to-end solution from scan to diagnosis, leveraging AI for smarter diagnostics and maintaining a clinically-driven approach. The Nanox ecosystem includes Nanox.ARC – a multi-source digital tomosynthesis system that is cost-effective and user-friendly; Nanox.AI – an AI-based suite of algorithms of our subsidiary Nanox AI Ltd., that augment the readings of routine CT imaging to highlight early signs often related to chronic diseases; Nanox.CLOUD – a cloud-based software platform that manages and stores data collected by Nanox devices, and provides users with tools for in-depth imaging analysis; Nanox.MARKETPLACE – a proprietary decentralized marketplace through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts, and a comprehensive teleradiology services platform. By improving early detection and treatment, Nanox aims to enhance better health outcomes worldwide.

Our imaging solution is designed as a modular open system, and we are exploring the expansion of the solution to include additional components, which may be developed by us or third parties. We are exploring additional collaboration opportunities as well.

Our holistic imaging solution is currently comprised of the following principal components:

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

The Nanox System includes two integrated components—hardware (Nanox.ARC), a medical imaging system incorporating our novel digital X-ray source, and software (Nanox.CLOUD). We developed, and continue to improve, the multi-source Nanox.ARC, a 3D tomosynthesis imaging system, which received two 510(k) clearances from the FDA and remains subject to regulatory clearance and approval in other jurisdictions. Tomosynthesis is an imaging technique used for early detection, that is designed to produce a high-resolution, 3D, X-ray image reconstruction of the scanned human body part for review by a professional diagnostics expert. In parallel, we have developed, and continue to improve, the Nanox.CLOUD, a companion cloud-based software to which scanned images may be securely uploaded to the cloud system. By integrating the Nanox.CLOUD with the Nanox.ARC, we believe the Nanox System could provide a streamlined process and end-to-end medical imaging service, including services such as image repository, radiologist matching, online and offline diagnostics review and annotation, connectivity to diagnostic assistive AI systems, billing, monitoring and reporting.

Following clearances from the FDA, and if cleared by similar regulatory agencies in other jurisdictions, we plan to market and deploy the Nanox System globally at a substantially lower cost than currently available medical imaging systems, such as legacy X-ray and Computerized Tomography (“CT”) systems, because our digital X-ray source allows the Nanox.ARC to have a simpler structure without the costly cooling equipment used in legacy X-ray systems or the complex rotating mechanism used in CT devices. See “—Our Technology—The Nanox System.” We believe that the Nanox System could increase the accessibility and affordability of early-detection medical imaging systems worldwide, substantially reduce wait-times for imaging results and increase early detection rates compared to currently employed imaging process protocol.

We continue to implement a multi-step approach to the regulatory clearance process for the Nanox System. On April 1, 2021, we received clearance from the FDA to market our Nanox Cart X-Ray System, a single-source version of the Nanox.ARC. On April 28, 2023, we received a 510(k) clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD), a multi-source 3D digital tomosynthesis system, as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. On December 4, 2024, we received another 510(k) clearance from the FDA for the Nanox.ARC, for general use including human musculoskeletal system, pulmonary, intra-abdominal, and paranasal sinus indications, adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicians. We plan to seek additional clearances or approvals for additional uses of the currently cleared Nanox System, or for future versions of the Nanox System.

On November 22, 2023, Nanox.ARC received approval from the Medical Device Division of the Ministry of Health in Israel (the regulatory body that oversees medical devices in Israel). As such, Nanox.ARC is registered as a commercial medical device in the Israeli market. Following this approval, the Israeli Ministry of Health granted Nanox.ARC a free sale certificate which is a requirement for regulatory submission in some markets. In addition, in Ghana, our local partner has obtained approval from the Ghana Food and Drug Authority (the GFDA), and started the clinical scanning of patients.

On February 25, 2025, we received the CE mark certification to market the multi-source Nanox.ARC system, including the Nanox.CLOUD, its accompanying cloud-based infrastructure. Nanox.ARC is a stationary X-ray system, intended to generate tomographic images of human anatomy from a single tomographic sweep performed in recumbent positions of adult patients.

We expect that the Nanox System will enable us to accumulate a significant number of medical images, which have the potential to be used by collaborators, such as medical AI-analytics companies, through machine learning algorithms to increase the probability of early disease detection.

U.S. go-to-market. Based on market analysis of the U.S. market by clinicians, imaging administrators and directors, stakeholders recognize the clinical benefits of the Nanox System and its more affordable approach to advanced imaging technology. Furthermore, outpatient facilities, such as freestanding emergency clinics, and pulmonary clinics showed interest in adopting the Nanox System. Specifically, because such facilities typically do not have CT capabilities, we believe such facilities view the Nanox System as a more affordable way to keep patients in-house for advanced imaging needs, combined with a 2D X-ray. Outpatient facilities also expressed potential interest in our MSaaS business model, which we believe could reduce the risk of an upfront purchase because the cost is based on actual use. We believe that gathering further clinical evidence will strengthen the support for our technology. Our current U.S. go-to-market strategy is comprised of three primary components: customer targeting, building a sales team and using a hybrid business model.

In terms of customer targeting, we believe several factors impact willingness to adopt our system, including the type of facility, its current imaging capabilities and imaging volumes, and geographic location, namely rural vs. urban. We aim to strategically engage segments that show early adoption potential, such as orthopedic clinics, skilled nursing facilities, freestanding emergency departments and urgent care facilities. We intend to continue to build clinical evidence particularly within the U.S. market, to support the adoption of our system, as well as reimbursement mechanisms, specifically with commercial payers. We’ve strategically realigned our focus to enhance our presence in the U.S. market, such that our initial efforts in commercialization and deployment within the U.S. have been concentrated on select states. This approach allows us, in the near term, to optimize customer service, delivery and support. To execute our strategy, we have allocated internal sales resources and we are trying to leverage the USARAD network, in order to accelerate our initial penetration in the market. Furthermore, we are in the process of expanding a U.S.-based sales and service team that will seek to generate leads, close sales, manage relationships, and provide services for the Nanox System installed base. We are also in the process of engaging with independent service providers to provide service in remote areas and to decrease equipment downtime. We expect that other operational needs (such as medical affairs, regulatory, billing, finance and contracting) will be supported by the existing international Nanox organization.

For our business model in the U.S., we intend to use a hybrid approach combining a usage-based MSaaS model with a CapEx model to help promote adoption, based on different segments. We have designed a training program to promote the Nanox System. We also intend to use a combination of pilot sites, training, sales and marketing efforts to help meet customer needs. These aspects of our business strategy require us to hire additional experienced healthcare business-development professionals who are charged with raising awareness of the Nanox System among physicians, hospitals, urgent care operators, and large health systems throughout the U.S.

Following a U.S. Reimbursement Landscape Assessment for Nanox.ARC, it was found that the existing CPT code 76100 “Radiologic examination, single plane body section (eg, tomography), other than with urography” would be a viable option to report tomosynthesis procedures utilizing the Nanox.ARC. Nanox.ARC users would be able to report with appropriate ICD-10-PCS code(s). These ICD-10-PCS codes are for reporting services and procedures performed in the inpatient hospital site of service. For the Nanox.ARC, clinics or hospitals operating it can use the CPT code 76100 for reporting. According to the National Physician Fee Schedule Relative Value File January Release, January 3, 2024, reimbursement rates for DTS vary between uses by physicians and by hospital outpatients. Third-party payors may impose limits on coverage or reimbursement for diagnostic imaging services, including denying reimbursement for tests that do not follow recommended diagnostic procedures or can only be billed using an unlisted or miscellaneous code. Prior authorization is required for certain advanced imaging services through CMS’ Appropriate Use Criteria (AUC) program and private payer prior authorization programs. Currently, although there are no AUCs for tomosynthesis in general radiography, we plan to monitor the CMS AUC Program and Private Payers Prior Authorization process for radiology procedures for any change.

EU go-to-market.

As the population ages and the demand for medical imaging increases in lockstep, there is an increasing need for accessible, advanced imaging solutions across various care settings. We expect the Nanox.ARC to be a good fit for this backdrop, because at its core, the Nanox.ARC offers an advanced medical imaging solution that is more accessible and affordable. Unlike in the US market, we expect that most of the initial sales in the EU will be through the CapEx model, meaning the systems will be purchased outright with no per-scan charges. However, there will be additional revenues generated through the use of service contracts and Nanox.CLOUD connectivity. The distributors will be responsible to oversee sales and market development, including promoting the equipment, engaging with key opinion leaders, and generating leads. They will handle local regulatory approvals, importation, installation, and after-sales support. Additionally, they will execute marketing activities, maintain inventory, manage financial transactions with Nanox, and set local pricing and negotiate with customers.

Nanox.MARKETPLACE. Nanox.MARKETPLACE (formerly known as the MDW platform), which we acquired from MDWEB in November 2021, is our proprietary decentralized marketplace that connects imaging facilities with radiologists and enables radiologists to provide, and customers to obtain, remote interpretations of imaging data. The platform was designed by radiologists for the imaging industry. The radiologists connecting to Nanox.MARKETPLACE include those radiologists who are part of our network and provide teleradiology services through USARAD, as well as other radiologists, all of whom undergo an accreditation process that we perform and are required to be certified by the American Board of Radiology. Based primarily on customer location and area of specialization, radiologists will be matched to conduct the imaging interpretation. The radiologist receives payment through the platform from the customer upon the delivery of the imaging interpretation. The Nanox.MARKETPLACE service is currently offered on a standalone basis. Additionally, we have completed the incorporation of the Nanox.MARKETPLACE into the Nanox System, such that images that were generated by the Nanox.ARC and uploaded to the Nanox.CLOUD, can be streamlined and referred through the Nanox.MARKETPLACE to radiologists for remote reading.

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

AI Imaging Solutions. Nanox AI (previously known as Zebra), which we acquired in November 2021, develops machine learning platforms based on its database of over 500 million imaging scans, which facilitates the development of AI medical imaging solutions. Nanox AI has FDA clearance for seven radiology AI solutions, CE mark in Europe for five radiology AI solutions and regulatory approvals in other countries for its radiology AI solutions. Nanox AI has been granted over two dozens patents in the field of radiology AI. Nanox AI gathers underutilized image data from CT scans and helps medical service providers focus on patients that, upon findings generated by use of our AI solutions, require additional medical attention.

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

In August 2024, we received 510(k) clearance for HealthCCSng V2.0. HealthCCSng V2.0 is the upgraded version of Nanox.AI’s cardiac solution, HealthCCSng, which has already shown tangible results in several healthcare systems, identifying patients at high risk of coronary artery disease while driving significant revenue to cardiology departments. It has also been seamlessly integrated with existing picture archiving and communication systems (PACS) and electronic medical records (EMR) systems, and enabled timely and appropriate preventive care.

We offer FDA cleared AI-based software imaging solutions to hospitals, health maintenance organizations (“HMOs”), integrated delivery networks (“IDNs”), marketplaces, pharmaceutical companies and insurers that are designed to identify or predict undiagnosed or underdiagnosed medical conditions, through the mining of data of existing CT scans. We have entered into collaboration agreements with marketplaces for access and distribution of our Nanox AI solutions, and agreements with IDNs, hospitals, insurance assessment and imaging companies with respect to our AI imaging solutions.

Additionally, we offer direct access to end-consumers to get the AI solutions through second opinions platform and healthcare imaging companies with respect to our AI imaging solutions. We currently offer AI imaging population health solutions aimed at identifying underlying findings, which are correlated to osteoporosis, cardiovascular disease and fatty liver to help detect patients at risk for more advanced liver disease such as NASH. With our AI imaging population health solutions, we aim to further our mission to enable preventative healthcare through early detection.

We have received positive feedback from our AI solution collaborators. For example, Corewell – formerly Spectrum Health –one of the early U.S. based adopters of the Nanox.AI solutions. After two years of successful collaboration and having seen the clinical utility of the Nanox.AI HealthCCSng Cardiac solution, the system will implement the HealthOST Bone solution into its clinical systems. The HealthOST algorithm automatically detects vertebral compression fractures and low bone mineral density to help identify patients at risk of MSK disease – with a focus on Osteoporosis - without a need for discrete imaging.

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

Looking to the future of Nanox.AI, the strong validation of these solutions by multiple health systems around the world drives us to develop additional algorithms that can identify more health problems. We are currently developing a pulmonary solution which is expected to be the first AI application designed specifically for the Nanox.ARC. The algorithm aims to automatically identify patients with pulmonary nodules with the goal of identifying chest diseases, especially lung cancer, through routine chest scans.

Teleradiology Services. Following our acquisition of USARAD in November 2021, we offer teleradiology services to customers in the U.S. market and an additional six countries by U.S.-based radiologists, certified by the American Board of Radiology. We offer imaging interpretation services for radiology practices, hospitals, medical clinics, diagnostic imaging centers and mobile imaging service providers, urgent care facilities and multi-specialty physician groups and USARAD contracts directly with these customers. Second Opinions is a platform provided by USARAD Holdings Inc.

The platform connects patients with radiologists and other subspecialty physicians for additional consultation on their medical diagnoses. We have a network of approximately 20 accredited independent radiologists in our marketplace who are actively providing teleradiology services with us. We provide our teleradiology services to approximately 80 customers representing approximately 240 facilities. We allocate images that we receive from our customers, through our picture archiving and documentation system, to radiologists in our network based on the radiologist’s area of specialization. Payment is made by the customer directly to us based on the number of monthly readings and we pay the radiologist a predetermined fixed fee per reading.

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

A significant portion of the world population lacks access to medical imaging. Further, many people with access to medical imaging face substantial wait times for scanning. For example, in Canada, access to medical imaging procedures is a growing problem with months of reported wait times for MRI and CT screenings. Long wait times not only negatively impact patient outcomes but also add significant costs due to delays in detection and treatment.

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

In 2009, FET dissolved and transferred certain assets to FET Japan Inc. (“FETJ”). Former scientists on our team, who worked at FETJ, applied their expertise to develop non-display related applications, including our X-ray source technology. In 2011, our predecessor company acquired certain non-display related know-how from FETJ and certain members of the FETJ technical team joined us.

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

On December 4, 2024, we received 510(k) clearance from the FDA for the Nanox.ARC, for general use including human musculoskeletal system, pulmonary, intra-abdominal, and paranasal sinus indications, adjunctive to conventional radiography, on adult patients.

We are constantly working on product and technology future developments. We are currently developing another version of Nanox System, the Nanox.ARC X, which we have recently submitted for FDA clearance. Once cleared, it will be marketed along the current system- which will expand our current product offering

At a high level, the Nanox.ARC X is designed to meet market needs of our customers, including hospitals and imaging centers, as well as our clinical partners who are using the Nanox.ARC to generate data for additional use cases.

Amongst the features the Nanox.ARC X will have an even smaller footprint than the existing Nanox.ARC systems, enhancing one of our key differentiators. The new systems will also be easy to deploy and use, with an anticipated one-day setup time and “plug and play” functionality. There may also be image enhancement options in the new units which are currently not available on existing Nanox.ARC systems and Future synthetic 2D.

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

In Beilinson, tens of patients were already recruited for both the chest trial and the multisite trial. Together with the staff at Beilinson, we have reviewed patient’s datasets and the results are impressive, continuing the trend we’ve published in a recent whitepaper from the first patients.

In Ghana, the multi-center trial site is actively recruiting and the Nanox System is actively scanning patients- both for the clinical trial as well as part of clinical practice.

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

The Subscription Model (MSaaS Model)

The foundation of the Subscription Model is our integrated offering of the Nanox.ARC and the Nanox.CLOUD, which we refer to as the Nanox System. Under the Subscription Model, which we also refer to as the MSaaS model (Medical Software as a Service), we aim to sell the Nanox System, following receipt of the requisite regulatory authorities in applicable jurisdictions, at low cost or to provide the system at no cost, and to receive a portion of the proceeds from each scan as the right-to-use licensing fee, and potentially additional fees for usage of the Nanox.MARKETPLACE, AI capability and teleradiology services, with the remaining amount allocated among our partners, including the local operators, radiologists, cloud storage providers, medical AI software providers and others, on a case by case basis. While the actual pricing charged by local operators may be greater than our suggested retail price, the retail price per scan in all markets other than the United States is still expected to be substantially less than the global average. In the United States, we expect the retail price to represent a significant reduction compared to the average cost of a CT scan. The Nanox System is operated by local operators independent from us, and we contract with third parties to provide the day-to-day maintenance of the Nanox System.

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

The Licensing Model (OEM Model)

While we believe the medical imaging industry will eventually migrate towards the recurring revenue-based MSaaS model, we expect certain leading market participants will be slower to adopt this model. For these market participants, we expect to provide an intermediate solution through which they will adopt our X-ray source technology for their existing systems. Under the Licensing Model, which we also refer to as the OEM (Original Equipment Manufacturer) model, we would be engaged to tailor our X-ray source to the specific systems of medical imaging device manufacturers or other X-ray device manufacturers or to license our X-ray source technology to them to develop new types of imaging systems for, among possible others, a one-time licensing fee upfront for the X-ray source, as well as recurring royalty payments for each system sold that incorporates our X-ray source. The licensees would be responsible for the operation of the medical imaging systems integrating our X-ray source. Although we expect to initially rely on the Licensing Model, in part, we view the Licensing Model as a transitional phase, aimed at maximizing the commercial value of our technology and strategic buy-in from market participants to our vision through partnership and commercial relationships.

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

U.S. go-to-market. Based on market analysis of the U.S. market of clinicians, imaging administrators and directors, stakeholders recognize the clinical benefits of the Nanox.ARC and its more affordable approach to advanced imaging techniques. Furthermore, outpatient facilities, freestanding emergency clinics, and pulmonary clinics showed interest in adopting the Nanox.ARC. Specifically, because such facilities typically do not have CT capabilities and we believe such facilities view the Nanox.ARC as a more affordable way to keep patients in-house for advanced imaging needs, combined with a 2D X-ray. Outpatient facilities also expressed potential interest in our MSaaS business model, which may reduce the risk of an upfront purchase because the cost is based on actual use. We believe that gathering further clinical evidence will strengthen the support for our technology. Our current U.S. go-to-market strategy is comprised of three primary components: customer targeting, building a sales team and using a hybrid business model.

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

For our business model in the U.S., we intend to use a hybrid approach combining a usage based MSaaS model with a CapEx model to help promote adoption, based on different segments. We have designed a training program to promote the Nanox.ARC. We use a combination of pilot sites, training, sales and marketing efforts to help meet customer needs. These aspects of our business strategy will require us to hire additional experienced healthcare business-development professionals who will be charged with raising awareness of the Nanox.ARC among physicians, hospitals, urgent care operators, and large health systems throughout the U.S.

Following a U.S. Reimbursement Landscape Assessment for Nanox.ARC, it was found that the existing CPT code 76100 “Radiologic examination, single plane body section (eg, tomography), other than with urography” would be a viable option to report Tomosynthesis procedures utilizing the Nanox.ARC. Nanox.ARC users would be able to report with appropriate ICD-10-PCS code(s). These ICD-10-PCS codes are for reporting services and procedures performed in the inpatient hospital site of service. For the Nanox.ARC, clinics, or hospitals operating it can use the CPT code 76100 for reporting. According to the National Physician Fee Schedule Relative Value File January Release, January 3, 2024, reimbursement rates for DTS vary between uses by physicians and by hospital outpatients. Note, that third-party payors may impose limits on coverage or reimbursement for diagnostic imaging services, including denying reimbursement for tests that do not follow recommended diagnostic procedures or can only be billed using an unlisted or miscellaneous code. Prior Authorization is required for certain advanced imaging services through CMS’ Appropriate Use Criteria (AUC) program and private payer prior authorization programs. Currently, there are no AUCs for tomosynthesis in general radiography, yet we monitor the CMS AUC Program and Private Payers Prior Authorization process for radiology procedures for any change.

AI Solutions. We currently focus our sales and marketing efforts for our AI solutions in the U.S., EU and UK markets and target large hospitals, HMOs, IDNs, marketplaces, pharmaceutical companies and insurers and third-party marketplaces.

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

We are continuing to explore potential synergies and the expansion of our offerings. We have completed the integration of the Nanox.ARC and the Nanox.CLOUD with the Nanox.MARKETPLACE, creating a 3D imaging system that enables remote readings of scans with AI-powered imaging analysis and a global teleradiology solution.

Manufacturing and Supply of the Nanox.ARC

We have optimized the MEMs proprietary manufacturing process and initially used our own equipment in the clean rooms located at the University of Tokyo to manufacture the MEMs X-ray chip. We commenced manufacture of the MEMs X-ray chips at our fabrication facility in Korea, which is expected to meet our currently anticipated manufacturing needs. To secure additional chip supply in anticipation of commercialization scale up and acceleration of manufacturing activity, we entered into an agreement with CSEM, a chip maker located in Switzerland.

The first tubes utilizing CSEM chips have been successfully built, and the initial fab of production quality chips is scheduled to commence in 2025.

We have continued to engage third-party manufacturers and suppliers for the development and commercial production of our digital X-ray tubes for use in the Nanox.ARC. We intend to continue engaging third-party manufacturers and suppliers, following additional clearances and approvals by similar regulatory authorities in other jurisdictions, based on, among other things, cost effectiveness. We are currently developing both ceramic and glass-based digital X-ray tubes for use in the Nanox.ARC. We are working with third parties as well as producing digital ceramic tubes at our Korean facility.

In May 2020, we entered into a three-year contract manufacturing agreement with FITI for mass production of the multi-source Nanox.ARC. Under the contract manufacturing agreement, FITI will negotiate and subcontract with other third parties for the commercial supply of the components of the Nanox.ARC in accordance with the pre-approved supplier list and on the terms to be agreed upon by both parties, except for the MEMs X-ray chip and X-ray tube. The agreement was for an initial term of three years from the date of the agreement and is renewed for successive terms of one year unless or until either party notifies the other in writing of its intention not to renew with 90 days’ prior notice. As we further expand our business in connection with the commercialization of our X-ray technology, we engage with alternative manufacturers for the Nanox.ARC under favourable commercial terms.

In September 2023 we entered into a Manufacture and Supply Agreement with Varex Imaging Corporation (“Varex”), under which Varex will supply X-ray tubes utilizing the Nanox digital X-ray emitter for the Nanox.ARC system. The agreement was entered into after Varex completed a preliminary assessment of our digital X-ray emitter. Under the agreement, we may order X-ray tubes from Varex for use in our Nanox.ARC system. Varex agreed to manufacture and supply the X-ray tubes in exchange for payment therefor in the form of a revenue-sharing fee (subject to a minimum annual amount per system) based on the Company’s worldwide pay-per-scan revenue from Nanox.ARC systems using X-ray tubes manufactured by Varex. Subject to receipt of requisite local regulatory clearance, Nanox has also agreed to use X-ray tubes manufactured by Varex in a minimum percentage of all Nanox.ARC systems that are deployed and operating.

On December 22, 2024, we entered into a Development and Purchase Agreement with SKAN-X Radiology Devices SRL (“CEI”), an Italian manufacturer of X-ray tubes. Under the agreement, CEI will manufacture X-ray tubes using semiconductor chips provided by the Company. The agreement establishes CEI as a preferred supplier, subject to meeting certain capacity and quality requirements, with the Company committing to purchase a minimum percentage of its tube requirements from CEI in regions where regulatory approval has been obtained.

In an additional step towards optimizing our mass manufacturing capabilities, we are exploring collaboration with other medical equipment manufacturers for Nanox.ARC system assembly at scale.

MSaaS Agreements for the Nanox System

Outside the U.S. market, we have previously entered into a number of MSaaS agreements to deploy the Nanox Systems in various regions. Under the terms of each agreement, we granted the other party a limited, non-transferable, sub-licensable right to access and operate the Nanox System in the region applicable for such party. We undertake to provide a specified number of Nanox Systems to each entity based on agreed shipment schedules, subject to local regulatory approval and material compliance with acceptance test protocol, and subject the other party’s requirement to deliver to us a standby letter of credit or financial guarantee (the “Conditions Precedent”). The other party undertakes to deploy the Nanox Systems to provide a minimum number of scans per year on a pay-per-scan basis, and to pay a minimum annual fee. We undertake to provide billing services and training for a local medical professional workforce to operate the Nanox System and typically also undertake to provide radiology and maintenance services to operate the Nanox System. Each agreement will be in effect for multiple years, ranging from three to seven years from the date of the applicable agreement or the date of fulfilment of the Conditions Precedent, as applicable, which may be extended upon mutual consent.

As of the date of this annual report on Form 20-F, Conditions Precedent under most of these MSaaS agreements are yet to be met, and the agreements in a few regions, such as Russia and Belarus, are on freeze. To the extent the Conditions Precedent under these MSaaS agreements are met, we expect that the terms of an applicable agreement will be further negotiated before such agreement is implemented. There is no guarantee that we will able to successfully negotiate or implement the terms of any former MSaaS agreement. See “Risk Factors—Risks Related to Our Business—The success of our primary business model, the Subscription Model, is subject to numerous risks and uncertainties.”

In parallel, we have entered into memorandums of understandings, preliminary agreements and distribution agreements with existing and potential partners for evaluation of market penetration and deployment in various regions.

Since its commercial deployment there are few dozens of systems in various stages of shipment and deployment, for both commercial and clinical use. In the U.S. we are deployed across few states. we are focusing on expanding our network of strategic collaborations, distributors and client base.

We have been carefully expanding the U.S. based commercial team to help ensure that we have the appropriate sales, clinical education and support infrastructure necessary to drive our deployment in the U.S. An important element of our go to market strategy in the US – as it will be in other markets – is to pursue the education of our potential customer base and key opinion leaders in medical imaging. Education and raising awareness are therefore key elements of our marketing efforts, as we are expanding our key opinion leaders eco-system and increasing clinical value evidence.

Our Nanox.ARC pipeline remains robust, and we are continuously recruiting to expand our sales and clinical support teams in the U.S. This expansion is crucial to support our growing customer base and ensure the successful deployment of our technology. We see a lot of interest from prospective and current customers and professional healthcare facilities. Introducing new and innovative technologies into the conservative U.S. market is always challenging, however we have a growing base of early adopters that have ordered and are using the Nanox system.

While we have commenced the deployment in the U.S. market, most of the MSaaS agreements are still in initial phases.

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

We believe we are subject to U.S. rules and regulations governing data protection, including HIPAA, HITECH and other privacy and data security regulations. See”—Government Regulation—Healthcare Regulatory Laws—Data Privacy and Security.”

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

510(k) Clearance Marketing Pathway

The Nanox.ARC is a Class II device that was subject to premarket notification and clearance under section 510(k) of the FDCA. To obtain 510(k) clearance, we submitted to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device), and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but often takes longer. In certain cases, the FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, the FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. On December 4, 2024, we received 510(k) clearance from the FDA for the Nanox.ARC, for general use including human musculoskeletal system, pulmonary, intra-abdominal, and paranasal sinus indications, adjunctive to conventional radiography, on adult patients.

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

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which the FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA devices are also subject to the payment of user fees, which includes a standard application fee and an annual establishment registration fee.

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

In addition, as of December 31, 2024, all of our affiliated radiologists were located within the United States and are eligible to submit to Medicare and state Medicaid programs for reimbursement for services performed. Where our affiliated radiologists provide final reads that are reimbursable under these programs, our business model generally provides that we are still paid service fees by our customers who accept reassignment and bear the risk of loss of reimbursement when collecting from payers. As a result, our service fees do not fluctuate or change based solely on changes in Medicare or Medicaid reimbursement levels. Medicare reimbursement rules generally provide that the proper Medicare carrier to pay physicians’ claims is the Medicare carrier for the region in which the physician or practice providing the service is located rather than the Medicare carrier for the region in which the patient receiving the services is located. Many of our affiliated radiologists are located in a Medicare region that is different from the Medicare region in which the patients and treating hospitals are located. It may be necessary for our customers to enroll with additional Medicare carriers to properly submit claims for reimbursement. CMS has stated that for certain interpretation services provided to certain customers, reimbursement will be based upon the location of the interpreting physician, yet that reimbursement will be made by the Medicare carrier for the region in which the patient and facility are located. Whether this policy will be expanded to other types of interpretation services and facilities is unclear.

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

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. By way of example, a case challenging the ACA’s requirement that private insurers cover certain preventative services is currently pending before the U.S. District Court Judge in for the Northern District of Texas. In March 2023, the judge struck down this requirement with immediate nationwide effect on March 30, 2023, and, on appeal, in June 2024 the U.S. Court of Appeals for the Fifth Circuit held, among other things, that the ACA’s requirement that group health plans and health insurance issuers cover certain preventative services without cost-sharing is unconstitutional. The parties have petitioned to appeal the case to the U.S. Supreme Court, which granted certiorari in January 2025. I It is unclear how these decisions and appeals, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year, which was temporarily suspended from May 1, 2020 through March 31, 2022, followed by a 1% reduction in effect from April 2022 through June 2022 with the full 2% reduction resuming thereafter, and reduced payments to several types of Medicare providers. Further, a budget resolution passed by the House of Representatives in February 2025 proposed significant spending reductions for Medicaid and other federal programs, which, if enacted as part of a future U.S. federal budget, could impact our future business prospects. We believe the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the healthcare and medical device industry to reduce the costs of products and services.

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

Another example of recent U.S. data security requirements is FDORA, which, among other provisions, requires developers of certain “cyber devices” to design and implement plans to monitor, identify and address cybersecurity vulnerabilities of those devices and to submit those plans to the FDA as part of every new product application for a cyber device. “Cyber devices” are defined as devices that include software, connect to the internet, and contain any technological features that could be vulnerable to cybersecurity threats. This provision has entered into effect on March 29, 2023.

In addition, certain state and non-U.S. laws, such as the GDPR, govern the privacy and security of health information in certain circumstances, some of which are more stringent or broader in scope than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Further, “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity, are also subject to certain HIPAA privacy and security standards. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California enacted the CCPA, which went into effect January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Further, the CPRA imposes additional data protection obligations on businesses and service providers, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions went into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In Europe, the GDPR introduced strict requirements for processing the personal data of individuals. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance as set out above. The State of Israel has also implemented data protection laws and regulations, including the Israeli Protection of Privacy Law of 1981.

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

In September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain then-current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al., Case No. 1:20-cv-04355 (the “White Action”), alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. In addition, on October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al., Case No. 1:21-cv-05517 (the “McLaughlin Action”). The amended complaint in that action, filed on April 12, 2022, alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.ARC system as well as the comparison of the Nanox.ARC to CT scanners, among other allegations. The Lead Plaintiff in the McLaughlin Action seeked to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and November 17, 2021. The Company entered into a term sheet on April 28, 2023, to settle all shareholder class action litigation related to the McLaughlin Action and the consolidated White Action. On June 2, 2023, the Company entered into a formal settlement agreement to settle the McLaughlin Action and the consolidated White Action for $8 million. On October 31, 2023, Magistrate Judge Kuo preliminarily approved the settlement. Due to the settlement agreement, during December 2023 the Company deposited $5 million and the D&O insurance carrier deposited $3 million in a trust account in connection with the settlement agreement. On February 15, 2024, the court held a final approval hearing, during which she requested that the parties submit updated settlement claims information by letter on or before February 29, 2024 for incorporation into a final report and recommendation. The parties submitted the letter on February 29, 2024, and on April 17, 2024, Magistrate Judge Kuo issued a report and recommendation recommending that Judge Kovner grant the motion for final approval of the settlement. On May 7, 2024, Judge Kovner entered an order adopting Magistrate Judge Kuo’s report and recommendation and finally approving the settlement. On May 10, 2024, the judgment was entered, and the case was dismissed with prejudice. Due to the settlement agreement, during December, 2023 the Company deposited $5 million and the D&O insurance carrier deposited $3 million in a trust account in connection with the settlement agreement.

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

On or about December 21, 2023, a claim was filed in Israel against the Company, the Gibraltar Entity, and the late Mr. Ran Poliakine, based on allegations previously dismissed in the First Gibraltar Judgment. The Company submitted its statement of defense on September 15, 2024 and so did the estate of the late Mr. Ran Poliakine (the “Estate”). In its statement of defense, the Company reiterated its strong denial of the plaintiff’s baseless claims and emphasizes that the Company was never a party to the consulting agreement with the plaintiff. In addition, the Company is not responsible for any potential liabilities of Gibraltar Entity, which is a separate legal entity. On April 5, 2024, the Gibraltar entity filed an amended claim and a request for an anti-suit injunction (“ASI”) in Gibraltar against the plaintiff. On November 18, 2024, the Gibraltar court granted the Gibraltar entity’s request and issued an ASI, preventing the plaintiff from continuing to pursue the present claim against the Gibraltar entity in Israel. As a result, the dispute between the plaintiff and the Gibraltar entity will be adjudicated before the Gibraltar court, in accordance with Gibraltar law.

On February 9, 2025, both the plaintiff and the Gibraltar Entity submitted separate motions for the dismissal of the claim against the Gibraltar Entity. On February 10, 2025, the court granted the motions and dismissed the claim against the Gibraltar Entity. On February 11, 2025, the Plaintiff filed a motion to stay proceedings against the Company and the Estate. The Company and the Estate submitted their responses on March 10, 2025. In its response, the Company did not oppose the stay of proceedings in the claim until a final decision is rendered in the ongoing proceedings between the plaintiff and the Gibraltar Entity in Gibraltar, based on the reasons presented by the Company rather than those set forth in the plaintiff’s motion. The court permitted the plaintiff to submit a reply to the responses filed by the Company and the Estate by April 10, 2025. The Company is currently reviewing and analyzing the claim and will take all necessary steps to vigorously defend itself against these allegations.

On October 5, 2022, a complaint was filed in the Court of Common Pleas of Washington County, Pennsylvania against several defendants, including Dr. Michael Yuz and USARAD, alleging medical negligence due to the failure to properly diagnose metastatic breast cancer. Dr Yuz’s only involvement in the case was on July 18, 2017, prior to our acquisition of USARAD, when he reviewed and interpreted an imaging study, identified a lesion and referred for an additional imaging. The only claim against USARAD is for vicarious liability based on Dr. Yuz’s involvement, as an employee of USARAD. As part of the settlement of the case, the plaintiff fully and finally released Dr. Yuz, USARAD and the Company, in exchange for $20,000 which was paid on behalf of Dr. Yuz and USARAD by the Company’s insurance carrier.

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

On January 1, 2024, Nanox IL established Nanox Impact Inc. (“Nanox Impact”), a wholly owned Delaware subsidiary.

D. Property, Plants and Equipment

Our principal executive offices are located in a leased facility in Petach Tikva, Israel.

In July 19, 2023, we signed a new agreement to lease 3,080 square meters of office space in Petach Tikva, Israel, for a term of 60 months with an option for extension of additional 60 months.

Nanox Impact Inc. leases office space of approximately 2,528 square feet in Ridgefield Park, New Jersey. The monthly rent payment for this agreement is approximately $5,500.

In December 2020, we purchased approximately 11,889 square meters of land in Yongin, Geonggi province, Korea, on which we built our fabrication facility for approximately $6.2 million, which is operational.

USARAD leases approximately 6,000 square feet in Oakland Park, Broward County, Florida, under a lease agreement that expires on December 31, 2027. The monthly base rent payment for this agreement is approximately $12,000.

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

A. Operating Results

Overview

Nanox is focused on driving the world’s transition to preventive health care by bringing a full solution of affordable medical imaging technologies based on advanced AI and novel digital source.

Nanox's vision encompasses expanding the reach of Nanox technology both within and beyond hospital settings, providing a seamless end-to-end solution from scan to diagnosis, leveraging AI for smarter diagnostics and maintaining a clinically-driven approach. The Nanox ecosystem includes Nanox.ARC – a multi-source digital tomosynthesis system that is cost-effective and user-friendly; Nanox.AI – an AI-based suite of algorithms of our subsidiary Nanox AI Ltd., that augment the readings of routine CT imaging to highlight early signs often related to chronic diseases; Nanox.CLOUD – a cloud-based software platform that manages and stores data collected by Nanox devices, and provides users with tools for in-depth imaging analysis; Nanox.MARKETPLACE – a proprietary decentralized marketplace through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts, and a comprehensive teleradiology services platform. By improving early detection and treatment, Nanox aims to enhance better health outcomes worldwide.

Following receipt of clearances from the FDA and the CE mark we are marketing and deploying the Nanox System broadly across the globe at a substantially lower cost compared to currently available medical imaging systems, such as CT. We believe that, if cleared by the requisite regulatory authorities, as the Nanox.ARC (including the Nanox.CLOUD) was cleared for marketing by the FDA, our technology’s relatively low cost will enable us to increase accessibility and affordability of early-detection medical imaging systems globally, substantially reduce wait-times for imaging results and increase early detection rates compared to currently employed imaging process protocol.

On April 28, 2023, the Company received clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. On December 4, 2024 the Company received 510(k) clearance from the FDA for its Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images for general use including human musculoskeletal system, pulmonary, intra-abdominal, and paranasal sinus indications, adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicians. The current FDA-cleared version of the Nanox.ARC is not intended for mammographic, angiographic, cardiac, pulmonary, intra-abdominal, intra-cranial, interventional, or fluoroscopic applications, or for imaging pediatric or neonatal patients. On February 25, 2025, the Company received its CE (Conformité Européenne) mark certification to market the multi-source Nanox.ARC system, including the Nanox.CLOUD, its accompanying cloud-based infrastructure in Europe.

We have devoted substantially all of our financial resources to acquiring the base technology for our X-ray source and related know-how, our AI solutions and our teleradiology services, conducting research and development activities, organizing and staffing our company, developing our business plan, securing related intellectual property rights and raising capital. Historically, we have funded our operations primarily with proceeds from the sale of our ordinary shares and warrants (after September 3, 2019) and those of our predecessor company (prior to September 3, 2019). During the years ended December 31, 2024, 2023 and 2022, we received net cash proceeds of $39.5 million, $28.0 million and $0.9 million, respectively, from the sales of our ordinary shares, warrants and options. The Company generated revenue through teleradiology services, the sales of its Imaging devices and services and the sale of its AI solutions.

We have incurred significant operating losses since our inception. Our ability to achieve profitability depends on the successful development and commercialization of our technology and our products. We incurred net losses of $53.5 million, $60.8 million and $113.2 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, we had an accumulated deficit of $373.7 million and $320.2 million, respectively. We expect to continue to incur significant expenses for at least the next several years as we advance the Nanox System through further development, regulatory approval and commercial deployment. We expect to incur significant capital expenditures and commercialization expenses related to product manufacturing, marketing, sales, regulation, distribution and support. In addition, we continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses.

In 2024 We jumpstarted the MSaaS-based medical imaging market by deploying an initial wave of Nanox System units. We expect to incur significant expenses for the deployment ,manufacturing, installation, repairs, and maintenance of the Nanox Systems. As a result, we may need substantial funding to support our continuing operations and pursue our business strategy before we can generate significant revenues. Until such time as we can generate significant revenue from sales of services, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our systems and products or delay our pursuit of potential in-licenses or acquisitions.

As of December 31, 2024, we had cash, cash equivalents, short-term and long-term deposits, restricted deposits and marketable securities of $83.5 million. We believe that our cash on hand, cash equivalents and marketable securities will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months from the date of issuance of the financial statements. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Recent Developments

During 2024, we issued (i) 936,383 ordinary shares upon the exercise of options and RSUs and (ii) an additional 5,046,990 of the Company’s ordinary shares at an average purchase price of $7.69 per share. The net proceeds of the issuance were approximately $39.5 million.

Components of Our Results of Operations

Revenue

The Company generated revenue through teleradiology services, the sales of its imaging devices and services and the sale of its AI solutions. The majority of our revenues are derived from our teleradiology services, which consist primarily of fees received from various payors based on established billing rates, and also of fees from hospitals and healthcare providers. We recognize revenue in the period in which performance obligations are satisfied by providing services to our customers and record the amount of revenue that reflects the consideration that we expect to receive in exchange for those services. During 2024, we began to generate revenue from sales of the Nanox.ARC systems.

Cost of Revenue

Cost of the sale of teleradiology services mainly consists of the cost of radiologists, the cost of picture archiving and communication software (a medical imaging technology used to securely store and digitally transmit electronic images and clinical reports) and amortization of intangible assets. The cost of the sale of AI solutions mainly consists of the cost of labor and amortization of intangible assets. The cost of revenue through the sale of scan services and sale of Nanox.CONNECT consisted mainly of cost of labor and cost of materials.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our products. These expenses include:

●	employee-related expenses, including salaries, related benefits and share-based compensation expenses for employees engaged in research and development activities;

●	expenses incurred in connection with the development of our systems and solutions, including payments made pursuant to agreements with third parties, such as external manufacturers, vendors and consultants related to process development and manufacturing activities, as well as patent registrations;

●	costs of components and materials that are used to develop our systems, including payments made pursuant to agreements with third parties;

●	facilities, laboratories, depreciation and other expenses, including direct or allocated expenses for rent and maintenance of facilities, as well as insurance costs; and

●	costs related to compliance, testing and validations with clinical and regulatory requirements.

We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our suppliers and service providers. Upfront payments, and annual maintenance fees under license agreements are expensed in the period in which they are incurred.

Research and development activities are central to our business. We expect that our research and development expenses will increase substantially over the next several years as we continue the development and improvement of the Nanox Systems. We expect to continue to devote a substantial portion of our resources to the Nanox.ARC multi-source system, the Nanox.CLOUD, the Nanox.MARKETPLACE, our AI solutions and our future systems and solutions for the foreseeable future.

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

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits and share-based compensation expense for personnel in general and administrative functions. General and administrative expenses also include facilities, depreciation and other expenses, which include among others, direct or allocated expenses for rent and maintenance of facilities and insurance, as well as professional fees for legal, patent, consulting, investor and public relations, accounting and audit services.

We anticipate that our general and administrative expenses will increase as we increase our headcount to support our continued research and development activities and commercialization of our products. We also incur accounting, audit, legal, regulatory, compliance, directors’ and officers’ liability insurance and investor and public relations costs associated with being a public company.

Results of Operations

Comparison of the years ended December 31, 2024 and 2023

The table below summarizes the results of operations for the years ended December 31, 2024 and 2023, respectively:

Revenue

The table below summarizes our revenue incurred during the periods presented:

	Year Ended December 31,
	2024	2023
	($ in thousands)

Teleradiology services	$10,275	$9,462
Scan services and sale of Nanox.ARC and Nanox.CONNECT	281	116
AI	727	327
Total	$11,283	$9,905

For the year ended December 31, 2024, we reported revenue of $11.3 million, compared to $9.9 million for the year ended December 31, 2023. During the year ended December 31, 2024, we generated revenue through the sale of teleradiology services in the amount of $10.3 million, the sale of scan services and sale of Nanox.CONNECT in the amount of $0.3 million, and the sale of AI solutions in the amount of $0.7 million. The increase in the revenue through the sale of teleradiology services in the amount of $0.8 million was mainly attributable to customer retention and increased volume of the Company’s reading services during the weekdays shifts. The increase in the revenue through the AI services in the amount of $0.4 million was mainly attributable to a completion of a project.

Cost of Revenue

The table below summarizes our cost of revenue incurred during the periods presented:

	Year Ended December 31,
	2024	2023
	($ in thousands)

Teleradiology services	$8,664	$8,040
Scan services and sale of Nanox.CONNECT	4,926	124
AI	8,302	8,333
Total	$21,892	$16,497

For the year ended December 31, 2024, we reported cost of revenue of $21.9 million, compared to $16.5 million for the year ended December 31, 2023.

During the year ended December 31, 2024, we incurred cost of revenue through the sale of teleradiology services in the amount of $8.7 million, the sale of scan services and sale of Nanox.CONNECT in the amount of $4.9 million and the sale of AI solutions in the amount of $8.3 million. During the year ended December 31, 2023, we incurred cost of revenue through the sale of teleradiology services in the amount of $8.0 million, the sale of scan services and sale of Nanox.CONNECT in the amount of $0.1 million and the sale of AI solutions in the amount of $8.3 million.

In 2024, the cost of revenue through the sale of teleradiology services consisted mainly of the cost of radiologists and the cost of picture archiving and communication software in the amount of $6.4 million and amortization of intangible assets of $2.2 million. In 2023, the cost of revenue through the sale of teleradiology services consisted mainly of the cost of radiologists and the cost of picture archiving and communication software in the amount of $5.8 million and amortization of intangible assets of $2.2 million. The amortization of the intangible assets is the periodic amortization expense with regards to the acquisition of the shares of Nanox AI, USARAD Holding Inc. and the purchase of the assets of MDW LLC since the date of acquisition through the year end.

In 2024, the cost of revenue through the sale of scan services and sale of Nanox.CONNECT consisted mainly of cost of labor in the amount of $1.3 million and cost of materials in eth amount of $2.7 million. In 2023, the cost of revenue through the sale of scan services and sale of Nanox.CONNECT consisted mainly of cost of materials in the amount of $0.1 million

In 2024, the cost of revenue through the sale of AI solutions consisted mainly of salaries and wages expense in the amount of $0.2 million, and amortization of intangible assets of $8.0 million. In 2023, the cost of revenue through the sale of AI solutions consisted mainly of salaries and wages expense in the amount of $0.3 million, and amortization of intangible assets of $8.0 million. The amortization of the intangible assets is the periodic amortization expense with regards to the acquisition shares of Nanox AI.

Research and Development Expenses

The table below summarizes our research and development expenses incurred during the periods presented:

	Year Ended December 31,
	2024	2023
	($ in thousands)
Research and Development Expenses:
Salaries and wages	$9,965	$11,948
Share-based compensation	2,450	3,818
R&D expenses	4,825	6,237
Other	2,942	4,046
Total	$20,182	$26,049

Research and development expenses decreased by $5.9 million to $20.2 million for the year ended December 31, 2024, from $26.0 million for the year ended December 31, 2023. The decrease in research and development expenses was primarily attributable to the decrease in salaries and wages of $2.0 million due to the reduction in headcount of Nanox AI and reclassification of Korea’s R&D employees to production, a decrease in share-based compensation of $1.4 million, a decrease in the R&D expenses of $1.4 million and other expenses of $1.1 million.

The table below summarizes our Research and development expenses per segment of operation incurred during the periods presented:

	Year Ended December 31,
	2024	2023
	($ in thousands)

Nanox ARC	$16,223	$20,121
AI Solutions	3,856	5,865
Radiology services	103	63
Total	$20,182	$26,049

Research and development expenses through our Nanox ARC segment of operation decreased by the amount of $3.9 million to $16.2 million for the year ended December 31, 2024, from $20.1 million for the year ended December 31, 2023. The decrease was primarily attributable to the decrease in salaries and wages of $1.3 million largely due the reclassification of Korea’s R&D employees to production, a decrease in share-based compensation of $1.1 million, a decrease in the R&D expenses of $1.4 million and other expenses of $0.1 million.

Research and development expenses through our AI Solution segment of operation decreased by the amount of $2.0 million to $3.9 million for the year ended December 31, 2024, from $5.9 million for the year ended December 31, 2023. The decrease was primarily attributable to the decrease in salaries and wages of $0.6 million largely due to the reduction in headcount of Nanox AI, a decrease in share-based compensation of $0.3 million and other expenses and grants of $1.1 million.

Sales and Marketing Expenses

The table below summarizes our sales and marketing expenses incurred during the periods presented:

	Year Ended December 31,
	2024	2023
	($ in thousands)
Sales and Marketing Expenses:
Salaries and wages	$1,040	$1,304
Share-based compensation	717	484
Sales and marketing activities	1,653	2,380
Total	$3,410	$4,168

Sales and marketing expenses decreased by $0.8 million to $3.4 million for the year ended December 31, 2024, from $4.2 million for the year ended December 31, 2023. The decrease in sales and marketing expenses was primarily attributable to decrease in salaries in wages in the amount of $0.3 million and sales and marketing activities in the amount of $0.7 million which was mitigated by an increase of $0.2 million in share-based compensation.

The table below summarizes our sales and marketing expenses per segment of operation incurred during the periods presented:

	Year Ended December 31,
	2024	2023
	($ in thousands)

Nanox ARC	$2,808	$2,689
AI Solutions	170	1,025
Teleradiology services	432	454
Total	$3,410	$4,168

Sales and Marketing expenses through our Nanox ARC segment of operation increased by the amount of $0.1 million to $2.8 million for the year ended December 31, 2024, from $2.7 million for the year ended December 31, 2023. The increase was primarily attributable to the increase in salaries and wages of $0.2 and share-based compensation of $0.3 million which was mitigated by a decrease in our marketing expenses of $0.4 million.

Sales and Marketing expenses through our AI Solution segment of operation decreased by the amount of $0.8 million to $0.2 million for the year ended December 31, 2024, from $1.0 million for the year ended December 31, 2023. The decrease attributable to the decrease in salaries and wages, share based compensation and subcontractors expenses in the amount of $0.8.

Sales and Marketing expenses through our Teleradiology services segment of operation decreased by the amount of $0.1 million to $0.4 million for the year ended December 31, 2024, from $0.5 million for the year ended December 31, 2023. The decrease attributable to the decrease in marketing expenses in the amount of $0.1.

General and Administrative Expenses

The table below summarizes our general and administrative expenses incurred during the periods presented:

	Year Ended December 31,
	2024	2023
	($ in thousands)
General and Administrative Expenses:
Salaries and wages	$7,453	$7,968
Share-based compensation	3,870	2,480
Directors’ and officers’ insurance	1,448	2,854
Professional services	2,085	2,480
Legal fees in connection with the SEC investigation and class actions	81	2,504
Legal fees	1,816	700
Rent and Maintenance	1,692	960
Depreciation and Amortization	116	46
Other	3,894	4,280
Total	$22,455	$24,272

General and administrative expenses decreased by $1.8 million for the year ended December 31, 2024, from $24.3 million for the year ended December 31, 2023. The decrease in general and administrative expenses was primarily attributable to decrease in salaries in the amount of $0.5 million mainly due to the reduction in headcount, a decrease of approximately $2.4 million in legal fees in connection with the SEC investigation and class actions which were settled in previous years and a decrease of $1.4 million in our directors’ and officers’ liability insurance premium. Nevertheless, in 2024 our share-based compensation increased by $1.4 million (mainly due to issuance of RSUs to officers of the Company) and our legal fees increased by $1.1 million in 2024.

The table below summarizes our general and administration expenses per segment of operation incurred during the periods presented:

	Year Ended December 31,
	2024	2023
	($ in thousands)

Nanox ARC	$17,825	$20,472
AI Solutions	491	1,174
Teleradiology services	4,139	2,626
Total	$22,455	$24,272

General and administration expenses through our Nanox ARC segment of operation decreased by the amount of $2.7 million to $17.8 million for the year ended December 31, 2024, from $20.5 million for the year ended December 31, 2023. The decrease was primarily attributable to decrease in salaries in the amount of $0.4 million mainly due to the reduction in headcount, a decrease of approximately $2.4 million in legal fees in connection with the SEC investigation and class actions which were settled in previous years and a decrease of $1.4 million in our directors’ and officers’ liability insurance premium. Nevertheless, share-based compensation increased by $0.5 million (mainly due to issuance of RSUs to officers of the Company) and egal fees increased by $1.1 million in 2024.

General and administration expenses through our AI Solution segment of operation decreased by the amount of $0.7 million to $0.5 million for the year ended December 31, 2024, from $1.2 million for the year ended December 31, 2023. The decrease attributable to the decrease in salaries and wages in the amount of $0.4 due to the reduction in headcount and lease expenses in the amount of $0.3 million due to a replacement of the segment’s lease with a cheaper lease.

General and administration expenses through our Teleradiology services segment of operation increased by the amount of $1.5 million to $4.1 million for the year ended December 31, 2024, from $2.6 million for the year ended December 31, 2023. The increase attributable to the increase in salaries and wages in the amount of $0.3 million, share-based compensation by $0.9 million and lease expenses by $0.2 million.

Other Income (expenses)

Other expenses were $0.1 million for the year ended December 31, 2024, and other income was 1.4 million for the year ended December 31, 2023. Included in other income (expenses) in 2023 was an expense due to the settlement in connection with the SEC settlement in the amount of $650 thousand and a reduction of the accrual for future settlement in connection with the pending class action lawsuits against the Company in the amount of $3.0 million (out of $8.0 million) due to the settlement of those lawsuits.

For a discussion of our results of operations for the year ended December 31, 2023, including a year-to-year comparison between 2023 and 2022, and a discussion of our liquidity and capital resources for the year ended December 31, 2023, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

B.	Liquidity and Capital Resources

From our inception and prior to November 2021, we did not generate any revenue from product sales or otherwise and have incurred significant operating losses and negative cash flows from our operations. Beginning in the year ended December 31, 2021 and continuing in the year ended December 31, 2022, we generated revenue through the sale of teleradiology services and the sale of AI solutions following the completion of the merger with Nanox AI, and the acquisitions of USARAD in November 2021. Beginning in the year ended December 31, 2023 we generated revenue through the sale of Nanox.CONNECT and scan services. During the year ended December 31, 2023, we have not generated any revenue from sales of imaging services from the Nanox System. As of December 31, 2024, we have generated revenue from sales of imaging services from the Nanox System and other services. Historically, we have funded our operations primarily with proceeds from the sale of our and our predecessor company’s ordinary shares.

Cash Flows

The following table provides information regarding our cash flows for the periods presented:

	Year Ended December 31,
	2024	2023	2022
	($ in thousands)
Net cash used in operating activities	$(36,598)	$(44,777)	$(43,385)
Net cash from (used in) investing activities	(20,051)	35,433	14,606
Net cash provided by financing activities	39,504	27,252	804
Effect on changes in exchange rates on cash balances in foreign currencies	72	(60)	(268)
Net change in cash and cash equivalents and restricted cash equivalents	$(17,073)	$17,848	$(28,243)

Net Cash used in Operating Activities

During the years ended December 31, 2024, 2023 and 2022, net cash used in operating activities was $36.6 million, $44.8 million and $43.4 million, respectively, resulting from our net loss of 53.5 million, $60.8 million and $113.2 million, respectively, adjusted for stock-based compensation changes of $7.3 million, $6.8 million and $18.6 million, respectively, amortization of intangible assets of $10.6 million, $10.6 million and $10.6 million, respectively, goodwill impairment of $0 million, $7.4 million and $50.9 million, respectively, change in contingent earnout liability of $0 million, ($4.5) million and ($20.4) million, respectively, non-cash charges of $0.1 million, $3.1 million and ($1.3) million, respectively, and changes in components of working capital of $(1.1)million, ($7.4) million and 11.4  million, respectively.

Net Cash provided by (used) in Investing Activities

During the years ended December 31, 2024, 2023 and 2022, net cash provided by (used in) investment activities was $(20.1) million, $35.4 million and $14.6 million, respectively. The decrease in cash provided by investing activities during the year ended December 31, 2024, was primarily due to purchase of property and equipment in the amount of $2.8, purchase of marketable securities in the amount of $33.0 million, investment in short and long-term deposits in the amount of $25.5 million that was offset in part by proceeds from the sale and maturities of marketable securities in the amount of $41.1 million.

Net Cash provided by Financing Activities

During the years ended December 31, 2024, 2023 and 2022, net cash provided by financing activities was $39.5 million, $27.3 million and $0.8 million, respectively, primarily due to proceeds from the issuance of ordinary shares and warrants, net of issuance costs, and from the issuance of ordinary shares upon exercise of options and warrants.

On June 7, 2024, we entered into the Sales Agreement with the Agents relating to the issuance and sale from time to time of our ordinary shares. In accordance with the terms of the Sales Agreement, we may offer and sell our ordinary shares having an aggregate offering price of up to $100 million from time to time through the Agents pursuant to the sales agreement. The Agents will be entitled to compensation at a commission rate of up to 2.5% of the aggregate gross proceeds from each sale of ordinary shares. As of December 31, 2024, we have raised $37.8 million net under the Sales Agreement.

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

Contractual Obligations

Our long-term contractual obligations mainly consist of our lease agreements for our offices and other facilities in Israel and the United States. For details regarding these lease agreements, see “Item 4. Information on the Company—D. Property, Plants and Equipment.”

In addition, we have lease agreements for the lease of vehicles for certain of our employees in Israel, which are effective through July 2026.

As of December 31, 2024, we had non-current operating leases liabilities of $3.6 million. For additional details regarding our operating lease agreements, see Note 6 to our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the commercialization of the Nanox systems following the clearances from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray systems in the U.S. market. and our research and development and improvement of the Nanox Systems. In addition, we incur additional costs associated with operating as a public company. Our expenses will also increase if, and as, we:

●	seek regulatory approvals for any additional products;

●	seek to discover and develop additional products;

●	establish a manufacturing, sales, marketing, commercialization, medical affairs and distribution infrastructure to commercialize the Nanox Systems for which we may obtain marketing approval and intend to commercialize on our own or jointly;

●	hire additional quality control and scientific personnel;

●	expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

●	operate our manufacturing facility in South Korea for the purpose of manufacturing MEMs X-ray chips;

●	maintain, expand and protect our intellectual property portfolio; and

●	acquire or in-license other products and technologies.

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

Because of the numerous risks and uncertainties associated with manufacture, research, development, and commercialization of products, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on, and could increase significantly as a result of, many factors, including:

●	the scope, progress, results and costs of researching and developing the Nanox Systems;

●	the costs, timing and outcome of regulatory review of the Nanox.ARC (including the Nanox.CLOUD);

●	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for the Nanox Systems for which we receive marketing approval;

●	commercial manufacturing, shipping, installation and deployment of the Nanox Systems and sufficient inventory to support commercial launch;

●	the revenue received from commercial sale of the Nanox Systems, should the Nanox.ARC receive the requisite regulatory approvals;

●	the cost and timing of hiring new employees to support our continued growth;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the ability to establish and maintain collaborations on favorable terms, if at all;

●	the costs incurred with respect to and the outcome of the securities and other litigations we are currently subject to and any similar or other claims, litigation and inquiries we may be subject to in the future; and

●	the timing, receipt and amount of sales of the Nanox Systems.

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

Intellectual Property

As of March 31, 2025, we and our subsidiaries had 32 issued patents and 3 pending patent applications in the United States. We also had 4 issued patents and 2 pending patent application in Israel, 4 issued patent and 6 pending patent applications in the European Patent Office, 1 granted Germany Utility Model, 3 issued patents in China, 3 issued patents in Korea and 5 issued patent and 2 pending patent applications in Hong Kong. Our issued patents generally expire between the years 2032 and 2041, and some are directed to various features and combinations of features of the Nanox.ARC and the others for AI and teleradiology. We also have 4 trademarks registered in the United States, 4 trademarks registered in Brazil, 9 trademarks registered in Israel, 1 trademark registered in China, 2 trademarks registered in India, 1 trademark registered in Japan, 3 trademarks registered in the European Union, 3 trademarks registered in Great Britain and 3 International trademark.

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

During 2024 and 2023, we recognized a goodwill impairment of $ 0 and 7,420 thousand, respectively. As of December 31, 2024, we did not determine that it was more likely that not that the fair value of each reporting unit was less than its carrying amount. See Note 3, to our audited consolidated financial statements.

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

As a result of the impairment assessment, we concluded that the fair value of the AI solutions reporting unit decreased below its carrying value and therefor we recorded a goodwill impairment charge of $365 thousand. As a result, the goodwill assigned to the AI solutions reporting unit was fully impaired.

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

As a result of the impairment assessment, we concluded that the fair value of the Radiology services reporting unit decreased below its carrying value and therefore we recorded a goodwill impairment charge of $7,055 thousand. As a result, the goodwill assigned to the Radiology services reporting unit was fully impaired.

Goodwill impairment assessments for the year ended December 31, 2022

AI solutions reporting unit

During the second quarter of 2022, in light of triggering events arising from the increase of the discount rate and changes in our estimates as a result of business specific considerations, we performed a quantitative interim assessment for goodwill impairment for our AI solutions reporting unit. The amount of goodwill assigned to the AI solutions reporting unit on the interim testing date, which had not changed from the amount assigned to such unit on the acquisition date, was $51,243 thousand. When evaluating the fair value of the AI solutions reporting unit under the income approach, we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate of 3.0% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 22.0% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the AI solutions reporting unit’s operations and the uncertainty inherent in our internally developed forecasts. Specifically, as part of the our interim impairment test, in making the assumptions mentioned in clauses (a) and (b) above, we considered (1) the efforts and time required for the AI solutions reporting unit to achieve financial stability, (2) our estimate that it would take approximately one year for such unit to generate any material revenue and two years to achieve profitability; and (3) our estimate that it would take longer than we originally expected for such unit to generate material revenues, gross profit, and positive operating cash flows, especially from our population health applications. As a result of the impairment assessment, we concluded that the fair value of the AI solutions reporting unit decreased below its carrying value by 11.61%, and therefore we recorded a goodwill impairment charge of $14,338 thousand in the second quarter of 2022. As a result, the remaining amount of goodwill assigned to the AI solutions reporting unit on June 30, 2022 was $36,905 thousand.

During the fourth quarter of 2022, we performed a qualitative and quantitative annual assessment for goodwill impairment. Based on its qualitative analysis, which considered the AI solutions reporting unit results, projections and additional business and industry specific considerations, we performed a further revision of our estimates of the fair value of the AI solutions reporting unit. As part of this analysis, we also considered the potential impacts of the sensitivity of estimates and assumptions. When evaluating the fair value of the AI solutions reporting unit under the income approach, we used the same discounted cash flow model discussed above; however, in clause (c) the resulting cash flow amounts were discounted using a discount rate of 22.50%. As a result of the impairment assessment, we concluded that the fair value of the AI solutions reporting unit decreased below its carrying value by 34.44%, and therefore we recorded an additional goodwill impairment charge of $36,540 thousand in the fourth quarter of 2022. As a result, the amount of goodwill assigned to the AI solutions reporting unit on December 31, 2022, was $365 thousand.

Radiology services reporting unit

During the fourth quarter of 2022, we performed its annual impairment test for goodwill impairment. We performed a quantitative assessment for goodwill impairment for the radiology services reporting unit and concluded that the fair value of the radiology services reporting unit exceeded its carrying amount by approximately 5.3%, with a carrying amount of goodwill assigned to this reporting unit in an amount of $7,055 thousand. When evaluating the fair value of the radiology services reporting unit under the income approach, we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs of sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate of 3% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 27.5% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the radiology services reporting unit’s operations and the uncertainty inherent in our internally developed forecasts.

Impairment of Long-Lived Assets

Our long-lived assets, such as property, plant and equipment, operating lease right-of-use asset and identifiable intangible assets, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators which could trigger an impairment may include, among others, any significant changes in the manner of our use of the assets or the strategy of our overall business, certain reorganization initiatives, significant negative industry or economic trends or when we conclude that it is more likely than not that an asset will be disposed of or sold.

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

An impairment charge in the amount of $0.2 million was recorded for the year ended December 31, 2022, in relation to our Property, Plant and Equipment.

During 2024, 2023 and 2022, we did not record any impairment charge related to our definite life intangible assets.

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

The Company entered into a term sheet on April 28, 2023, to settle all shareholder class action litigation related to the McLaughlin Action and the consolidated White Action. On June 2, 2023, the Company entered into a formal settlement agreement to settle the McLaughlin Action and the consolidated White Action for $8 million. On October 31, 2023, Magistrate Judge Kuo preliminarily approved the settlement. Due to the settlement agreement, during December 2023 the Company deposited $5 million and the D&O insurance carrier deposited $3 million in a trust account in connection with the settlement agreement. On February 15, 2024, the court held a final approval hearing, during which she requested that the parties submit updated settlement claims information by letter on or before February 29, 2024 for incorporation into a final report and recommendation. The parties submitted the letter on February 29, 2024, and on April 17, 2024, Magistrate Judge Kuo issued a report and recommendation recommending that Judge Kovner grant the motion for final approval of the settlement. On May 7, 2024, Judge Kovner entered an order adopting Magistrate Judge Kuo’s report and recommendation and finally approving the settlement. On May 10, 2024, the judgment was entered, and the case was dismissed with prejudice.

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

On or about December 21, 2023, a claim was filed in Israel against the Company, the Gibraltar Entity, and the late Mr. Ran Poliakine, based on allegations previously dismissed in the First Gibraltar Judgment. The Company submitted its statement of defense on September 15, 2024 and so did the estate of the late Mr. Ran Poliakine (the “Estate”). In its statement of defense, the Company reiterated its strong denial of the plaintiff’s baseless claims and emphasizes that the Company was never a party to the consulting agreement with the plaintiff. In addition, the Company is not responsible for any potential liabilities of Gibraltar Entity, which is a separate legal entity. Furthermore, the plaintiff has no right to a bonus or consulting fees from the Gibraltar entity. Lastly, the Company stated there is no basis for piercing the corporate veil between the Gibraltar entity and the Company so as to attribute the acts or omissions or knowledge of the Gibraltar entity to the Company. The Company stated that it acted in good faith and that all its actions were conducted in a legal and proper manner. On April 5, 2024, the Gibraltar entity filed an amended claim and a request for an anti-suit injunction (“ASI”) in Gibraltar against the plaintiff. On November 18, 2024, the Gibraltar court granted the Gibraltar entity’s request and issued an ASI, preventing the plaintiff from continuing to pursue the present claim against the Gibraltar entity in Israel. As a result, the dispute between the plaintiff and the Gibraltar entity will be adjudicated before the Gibraltar court, in accordance with Gibraltar law.

The Company has learned that the plaintiff has filed a new claim with the Gibraltar court, adding both the Company and the Estate as defendants. In essence, the plaintiff is requesting that the Gibraltar court assert jurisdiction over them as well. It should be noted that this statement of claim, or any other motion or request that the plaintiff may have submitted to the Gibraltar court, has not been duly served upon the Company (or at all). Once service is affected, the Company will submit its response, arguing that the Gibraltar court lacks jurisdiction over it. On February 9, 2025, both the plaintiff and the Gibraltar Entity submitted separate motions for the dismissal of the claim against the Gibraltar Entity. On February 10, 2025, the court granted the motions and dismissed the claim against the Gibraltar Entity. On February 11, 2025, the Plaintiff filed a motion to stay proceedings against the Company and the Estate. The Company and the Estate submitted their responses on March 10, 2025. In its response, the Company did not oppose the stay of proceedings in the claim until a final decision is rendered in the ongoing proceedings between the plaintiff and the Gibraltar Entity in Gibraltar, based on the reasons presented by the Company rather than those set forth in the plaintiff’s motion. The court permitted the plaintiff to submit a reply to the responses filed by the Company and the Estate by April 10, 2025. The Company is currently reviewing and analyzing the claim and will take all necessary steps to vigorously defend itself against these allegations.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information concerning our executive officers and directors, including their ages, as of March 31, 2024:

Name	Age	Position
Executive Officers
Erez Meltzer	67	Chief Executive Officer, Acting Chairman of the Board
Ran Daniel	57	Chief Financial Officer
James Dara	55	General Manager Source & Services Division
Ofir Koren	55	General Manager Nanox.ARC Division
Tamar Aharon Cohen	48	Executive Vice President and Chief Marketing Officer
Gali Yahav Attias	46	Chief Corporate Resources
Marina Gofman Feler	36	Chief Legal Officer
Orit Wimpfheimer	54	Chief Medical Officer
Non-Employee Directors
Noga Kainan	70	Director
Dan Suesskind	81	Director
Erez Alroy	62	Director
Michael Jackman	66	Director
Nehama Ronen	63	Director

Executive Officers

Erez Meltzer has served as a member of our board of directors since December 2019, in January 2022, assumed the role of our Chief Executive Officer, and in June 2024 assumed the role of our Acting Chairman. Mr. Meltzer served as the Executive Chairman of the board of directors of Hadassah Medical and University Center from 2014 to 2020. Since 2008, Mr. Meltzer has served as a teaching professor at the Tel Aviv Faculty of Medicine in the area of crisis management. Mr. Meltzer served as Executive Vice Chairman and Chief Executive Officer of Gadot Chemicals & Shipping Group from 2009 to 2014. Prior to that, Mr. Meltzer served as Chief Executive Officer of Africa-Israel Ltd. from 2006 to 2007 and President and Chief Executive Officer of Netafim Ltd. from 2001 to 2006. Mr. Meltzer also served as Chief Executive Officer of Creo Scitex from 1996 to 2001. Mr. Meltzer serves as a director of Turpaz Industries Ltd. (TASE), Eltek Ltd. (NASDAQ) and Hadasit Bio Holdings Ltd. (TASE) as well as a director and chairman of a number of private companies.

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

Ofir Koren has served as our General Manager Nanox.ARC Division since January 2022, after having served as our Chief Technology Officer beginning in January 2021. Prior to joining us, Mr. Koren served as General Manager Israel and Vice President of Research & Development and Regulatory Affairs at ReWalk Robotics from 2013 to 2021. From 2012 to 2013, Mr. Koren served as Research & Development Manager for ReWalk Robotics. Prior to ReWalk Robotics, Mr. Koren served as General Manager at RuggedCOM from 2009 to 2012. From 2007 to 2009, Mr. Koren served as Vice President of Research & Development at Alvarion. Mr. Koren served as Research & Development Director at Alvarion from 2004 to 2007. Mr. Koren received his Bachelor of Science degree in Electrical Engineering from Tel Aviv University, and he holds an M.B.A. degree from Heriot-Watt University.

Tamar Aharon Cohen has served as our Executive Vice President and Chief Marketing Officer since June 2022, after having served as our Chief Marketing Officer from January 2021. Prior to joining us, Ms. Aharon Cohen served as the Chief Executive Officer of Tempo Beverages Cyprus Ltd. from 2017 to 2021. Ms. Aharon Cohen served as a Division Manager and a Marketing Manager at Tempo Beverages Ltd. from 2010 to 2017. From 2006 to 2010, Ms. Aharon Cohen served as a Marketing Manager for L’Oréal Israel. Ms. Aharon Cohen holds a LLB degree, a B.A. degree in Management and an executive M.B.A. degree, all from Tel Aviv University.

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

Non-Employee Directors

Noga Kainan has served as a member of our board of directors since February 2021. Ms. Kainan established in 2008 the forum for owners, chairpersons and CEOs of the leading companies in the Israeli economy. Ms. Kainan also serves as chairperson of the CFO Forum, which brings together the CFOs of the leading companies in the economy, since she established it in 1997. Ms. Kainan’s public activities include membership in committees in the Israeli Prime Minister’s Office, member in the Board of Directors of Bar Ilan University as well as chairperson in DIVE, an AI startup for the psychological caregiving, and member of the board of an NGO for IDF soldiers’ welfare. Ms. Kainan served as a director of the following companies traded on the Tel Aviv Stock Exchange: Bizportal Ltd., Poalim I.B.I – Managing & Underwriting Ltd. and Analyst Provident Funds Ltd. Ms. Kainan also served as director at Oil Refineries Ltd. before the company was listed on the Tel Aviv Stock Exchange. Ms. Kainan serves as director of a number of private companies. Ms. Kainan served as a representative at the International Association of Financial Executives Institutes (IAFEI). Ms. Kainan, co-authored the book  “Israel – Island of success,” published in Hebrew, English and Korean. Ms. Kainan has a bachelor’s degree in art and literature from Haifa University and an MBA degree from Tel Aviv University.

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

Michael Jackman has served as a member of our board of directors since June 2024. Mr. Jackman currently serves as the CEO of 3DR Labs since October of 2024, Mr. Jackman served as the chief operating officer of the Leidos (LDOS) health group from 2020 to 2024, overseeing the day-to-day operations of the Leidos Health Group to deliver a range of healthcare solutions and services. Prior to that, Mr. Jackman was the chief executive officer of Mach7 Technologies, from 2017 to 2019, a company which focused on modernizing enterprise imaging. In addition, Mr. Jackman was a senior executive at GE Healthcare from 2011 to 2017, serving as the Americas Region CEO for Healthcare Digital (HCIT) and as the General Manager for Enterprise Imaging and care delivery solutions. Prior to 2011, Mr. Jackman held leadership roles for Carestream Health (President HCIT), iSOFT Health Group (EVP Operations), and Eastman Kodak (CTO of Healthcare division) and lastly at IBM, where he started his career in hardware and software and held several leadership positions. Mr. Jackman serves as a director of a number of private companies. Mr. Jackman holds a BSEE in Electrical Engineering from University of Rhode Island, and an MBA in Business Administration from Nova University.

Erez Alroy has served as a member of our board of directors since June 2022. Mr. Alroy was part of the founders of SHL Telemedicine (SIX: SHLTN) and for more than 20 years served in various positions in the SHL Telemedicine group, including 15 years as its Chief Executive Officer. From 2014 and until 2020, Mr. Alroy was a major shareholder and the chairman of Migvan Engineering and Technology. Mr. Alroy previously served in various board positions, including SHL Telemedicine Ltd. and Merhavia Holdings and Investments Ltd. (TASE), an investment firm that invests mainly in life science and healthcare companies. Mr. Alroy is also a director of Ayelet, the National Federation of Non-Olympic Sport. Mr. Alroy holds an MBA degree from the Hebrew University of Jerusalem.

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

B. Compensation

The aggregate compensation, including share-based compensation, paid or expensed by us to our executive officers and directors for the year ended December 31, 2024 was approximately $8.3 million.

The table below sets forth the salary expenses and social benefit costs of our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

	Information Regarding the Covered Executive(1)
Name and Principal Position (2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Erez Meltzer, Chief Executive Officer and Acting Chairman	900,000	299,784	-	1,091,241	2,291,025
Ofir Koren, General Manager of the Nanox.ARC Division	253,785	91,414	42,049	337,378	724,626
Tamar Aharon Cohen, EVP and Chief Marketing Officer	211,487	78,882	35,040	624,350	949,759
Ran Daniel, Chief Financial Officer	348,000	30,000	43,500	483,223	904,723
James Dara, General Manager of Source and Services Division	300,000	39,587	25,000	437,987	802,573

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our Company, as recorded in our financial statements for the year ended December 31, 2024.

(2)	Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2024.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for pension, severance, vacation, car or car allowance, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines, regardless of whether such amounts have actually been paid to the executive.

(4)	Amounts reported in this column refer to Variable Compensation such as incentives and earned or paid bonuses as recorded in our financial statements for the year ended December 31, 2024.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2024 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 13 to our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F.

We pay each of our non-employee directors a cash fee of $43,000 per year plus an additional annual fee for service on a board committee of $9,000 per each committee (or $18,000 for the chairperson of a committee).

During the year ended December 31, 2024, our Chief Executive Officer was granted a total of options to purchase an aggregate of 150,000 ordinary shares, with a weighted average exercise price of $11.52 per share. During the year ended December 31, 2024, our directors and officers were granted a total of 228,560 RSUs. As of December 31, 2024, options to purchase 1,478,368 ordinary shares granted to our executive officers and directors under our 2019 Equity Incentive Plan, at a weighted average exercise price of $22.37, granted under the 2019 Equity Incentive Plan, were outstanding.

It is being noted that Mr. Meltzer is not compensated for his role as acting chairperson.

Directorship Agreements

We previously entered into directorship agreements with certain of our directors in connection with their initial nomination to our board of directors. There are currently no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our Company; however, our agreement with Mr. Erez Meltzer, our Chief Executive Officer and Chairman, provides for benefits upon termination of his service as Chief Executive Officer, as described below.

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

We may issue under the 2019 Equity Incentive Plan and its U.S. sub-Plan up to 10,345,830 of our ordinary shares, subject to adjustment if particular capital changes affect our share capital or such other number as our board of directors may determine from time to time. Ordinary shares subject to outstanding awards under the 2019 Equity Incentive Plan and its U.S. sub-Plan that subsequently expire, or are cancelled, forfeited or terminated for any reason before being exercised will be automatically, and without any further action, returned to the share reserve under the 2019 Equity Incentive Plan and will again be available for grant.

During the year ended December 31, 2024, our Chief Executive Officer and Acting Chairman was granted a total of options to purchase an aggregate of 150,000 ordinary shares, with a weighted average exercise price of $11.52 per share. During the year ended December 31, 2024, our directors and officers were granted a total of 228,560 RSUs. As of December 31, 2024, options to purchase 1,478,368 ordinary shares granted to our executive officers and directors under our 2019 Equity Incentive Plan, at a weighted average exercise price of $22.37, granted under the 2019 Equity Incentive Plan, were outstanding.

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

Our directors are divided among three classes as follows: the Class I directors, consisting of Erez Meltzer and Nehama Ronen, will hold office until our annual general meeting of shareholders to be held in 2027; the Class II directors, consisting of Erez Alroy and Noga Kainan, will hold office until our annual general meeting of shareholders to be held in 2025; and the Class III directors, consisting of Dan Suesskind and Michael Jackman will hold office until our annual general meeting of shareholders to be held in 2026.

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

Under Israeli law, the chief executive officer or a relative of the chief executive officer of a public company may not serve as the chairman of the board of directors of the company and the chairman or a relative of the chairman may not be vested with the authority of the chief executive officer, in each case, unless approved by our shareholders by a special majority vote as discussed below with respect to the approval of director compensation, as required under the Companies Law. The shareholders’ approval can be provided for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years. In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer; and the chairman of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but he or she may serve as a director or chairman of a controlled subsidiary. Prior to our initial public offering, we obtained our shareholders’ approval that the late Mr. Ran Poliakine may had served as both our chairman of the board of directors and chief executive officer for a period of up to five years from the closing of our initial public offering. The late Mr. Poliakine retired from the position of Chief Executive Officer effective as of December 31, 2021 and continued to serve as non-executive chairman of our board of directors until his passing on January 12, 2024. On June 25, 2024, our shareholders approved the nomination of Mr. Erez Meltzer as the acting chairman of the board, following the board’s determination that Mr. Meltzer is the right candidate to step into the position of the acting chairman and fill the vacancy created due to the passing of Mr. Poliakine.

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

Our audit committee currently consists of Noga Kainan, Dan Suesskind, Nehama Ronen, and Erez Alroy. Noga Kainan serves as chairperson of the audit committee. Our board of directors has determined, in its business judgment, that each of Noga Kainan and Dan Suesskind is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

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

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq corporate governance rules, as well as the requirements for such committee under the Companies Law, which include:

●	recommending the retention and termination of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending to the board of directors in accordance with Israeli law the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

●	recommending the terms of audit and non-audit services to be provided by the independent registered public accounting firm for pre-approval by our board of directors;

●	recommending the engagement or termination of the person filling the office of our internal auditor;

●	reviewing with management and our independent directors our financial statements prior to their submission to the SEC;

●	approval of certain transactions with office holders and controlling shareholders, as described below, and other related party transactions; and

●	Supervision of the manner the Company implements the requirements of the Privacy Protection Law, 1981 and the Privacy Protection Regulations (Data Security), 2017.

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

Our compensation policy was last approved by the board of directors and the shareholders on June 25, 2024, for a period of three years. Our compensation policy was designed to promote our objectives, business plan and long-term strategy, to create appropriate incentives to our office holders while taking into consideration the size and nature of operations of our Company as well as the competitive environment in which we operate. Our compensation policy is intended to incentivize superior individual excellence and to align the interests of our office holders with our long-term performance, and as a result, with those of our shareholders. To that end, a portion of an office holder compensation package is targeted to reflect both our short and long-term goals, the office holder’s individual performance, as well as measures designed to reduce office holder’s incentive to take excessive risks that may harm us in the long-term.

Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as relocation/repatriation, signing and special bonuses), as well as equity-based compensation, retirement and termination of employment arrangements and other benefits. The cash bonuses that may be granted under the compensation policy are limited to a maximum amount linked to the executive officer’s base salary.

Under the compensation policy, an annual cash bonus that may be awarded to executive officers (other than the chief executive officer) may be based on company, division, departmental, business unit, and individual objectives. Measurable performance objectives may be based on actual financial and operational results, personal objectives, operational objectives, project milestones objectives or investment in human capital objectives. We may also grant annual cash bonuses to executive officers (other than the chief executive officer) on a discretionary basis.

The compensation policy provides that the annual bonus awarded to our chief executive officer will be based on measurable performance objectives of the Company, subject to a minimum threshold. The measurable performance objectives will be determined annually by the compensation committee and the board of directors and will be based on actual financial and operational results, such as among others, revenues, sales, operating income, cash flow or the Company’s annual operating plan and long-term plan.

The equity-based compensation under the compensation policy for our executive officers is consistent with the underlying objectives in determining the base salary and the annual cash bonus and designed to enhance the alignment between the executive officers’ interests with the long-term interests of the Company and its shareholders and to promote our retention efforts. Equity-based awards may be granted from time to time in the form of options and/or other equity-based awards, such as restricted share units, in accordance with the 2019 Plan, as may be updated from time to time, will be structured to vest over several years in order to align such executive officers incentives with longer-term strategic plans of the Company, and will be individually determined and awarded according to the performance, role and the personal responsibilities of the relevant executive officer.

Under the compensation policy our executive officers may be granted with several cash and equity benefits upon or in connection with “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the executive officer is terminated or adversely adjusted in a material way. Our executive officers also may be granted with a non-compete grant upon the termination of their employment, the terms and conditions of which shall be decided by the board of directors.

The compensation policy contains compensation recovery (Clawback) provisions in the event of accounting restatement, which would allow the Company, under certain conditions, to recover bonuses or performance-based equity paid in excess of what would have been paid under the financial statements, as restated. The compensation policy also contains provisions that would enable our chief executive officer to approve any immaterial change in the terms of employment of other executive officers (provided that the changes of the terms of employment are in accordance with the compensation policy) and would allow the Company to exculpate, indemnify and insure our executive officers and directors subject to certain updated limitations set forth in the compensation policy.

The compensation policy also governs the compensation of our board of directors’ members and provides that our non-employee directors may be entitled to an annual cash fee retainer, up to the limits set forth in the compensation policy. Our chairperson may also be entitled to an annual cash fee and annual bonus limited to a maximum amount as set forth in the compensation policy. In special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal cash fee retainer amount allowed in the compensation policy, subject to the approval of the Company’s shareholders as required under the Companies Law.

Under the compensation policy, our non-executive directors and our chairperson may also be awarded annual equity-based compensation up to the applicable limits set forth in the compensation policy, as shall be determined from time to time and approved by the compensation committee, the board of directors and the Company’s shareholders, which will be subject to a vesting schedule over several years. In addition, our directors will be entitled to reimbursement of expenses incurred in the performance of their duties to the Company.

It is being noted that Mr. Meltzer is not compensated for his role as acting chairperson.

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

D. Employees

As of December 31, 2024, we had 165 employees, of which 110 employees are based in Israel, 23 employees are based in the United States, 28 employees are based in Korea and the balance in other areas. We have never experienced any employment-related work stoppages and believe our relationship with our employees is good. The following table sets out our total number of employees by function for the last three years.

Area of Activity	As of December 31, 2024	As of December 31, 2023
Cost of Revenue	22	2
General and Administrative	55	60
Research and Development	79	91
Sales and Marketing	9	11
Total	165	164

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025 by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. In determining beneficial ownership percentages, we deem ordinary shares that a shareholder has the right to acquire, including the ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable or RSUs that vest within 60 days of March 31, 2025, if any, to be outstanding and to be beneficially owned by the person with such right to acquire additional ordinary shares for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 63,762,001 ordinary shares outstanding as of December 31, 2024.

We have no knowledge of any corporation or other natural or legal person owning a significant interest in the Company.

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

Unless otherwise noted below, the address for each beneficial owner is c/o Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Executive Officers
Erez Meltzer(1)	370,026	*
Ran Daniel (2)	68,971	*
James Dara (3)	152,812	*
Ofir Koren (4)	165,843	*
Tamar Aharon Cohen (5)	98,645	*
Gali Yahav Attias (6)	55,020	*
Marina Gofman Feler (7)	48,230	*
Orit Wimpfheimer (8)	55,297	*
			%
Directors
Erez Meltzer (1)	370,026	*
Noga Kainan (9)	55,631	*
Dan Suesskind (10)	54,837	*
Erez Alroy (11)	42,332	*
Michael Jackman (12)	20,706	*
Nehama Ronen (13)	18,790	*
All directors and executive officers as a group (15 persons)	1,207,140	1.86%

*	Amount represents less than 1% of outstanding ordinary shares.

(1)	Represents (i) 57,917 ordinary shares, and (ii) options to purchase 312,109 ordinary shares exercisable within 60 days of December 31, 2024.

(2)	Represents options to purchase (i) 5,950 ordinary shares, and (ii) 63,021 ordinary shares currently exercisable or exercisable within 60 days of December 31, 2024.

(3)	Represents options to purchase 152,812 ordinary shares currently exercisable or exercisable within 60 days of December 31, 2024.

(4)	Represents (i) 30,000 ordinary shares, and (ii) options to purchase 135,843 ordinary shares currently exercisable or exercisable within 60 days of December 31, 2024.

(5)	Represents (i) 20,000 ordinary shares, and (ii) options to purchase 78,645 ordinary shares currently exercisable or exercisable within 60 days of December 31, 2024.

(6)	Represents options to purchase (i) 20,000 ordinary shares, and (ii) 35,020 ordinary shares currently exercisable or exercisable within 60 days of December 31, 2024.

(7)	Represents (i) 20,000 ordinary shares, and (ii) options to purchase 28,230 ordinary shares currently exercisable or exercisable within 60 days of December 31, 2024.

(8)	Represents (i) 20,000 ordinary shares (ii) 5,735 RSUs and (iii) options to purchase 29,562 ordinary shares currently exercisable or exercisable within 60 days of December 31, 2024.

(9)	Represents (i) 794 ordinary shares (ii) 1,082 RSUs and (iii) options to purchase 53,755 ordinary shares currently exercisable or exercisable within 60 days of December 31, 2024.

(10)	Represents (i) 1,082 RSUs and (ii) options to purchase 53,755 ordinary shares currently exercisable or exercisable within 60 days of December 31, 2024.

(11)	Represents (i) 1,082 RSUs and (ii) options to purchase 41,250 ordinary shares currently exercisable or exercisable within 60 days of December 31, 2024.

(12)	Represents (i) 1,082 RSUs and (ii) options to purchase 19,624 ordinary shares currently exercisable or exercisable within 60 days of December 31, 2024.

(13)	Represents (i) 1,082 RSUs and (ii) options to purchase 17,708 ordinary shares currently exercisable or exercisable within 60 days of December 31, 2024.

As of December 31, 2024, according to the records of Continental Stock Transfer & Trust Co., approximately 2,732,283 (or 4.3%) of our outstanding ordinary shares are held by 12 record holders in the United States, not including Cede & Co., the nominee of the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

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

In connection with the transactions described above, Nanox Gibraltar also entered into an investor rights agreement with the SKT Entities (the “Investor Rights Agreement”). The agreement provides for the rights to nominate a member of our board of directors, as well as certain registration rights. The rights under the Investor Rights Agreement terminated upon the closing of our initial public offering. The SKT Entities became parties to the Registration Rights Agreement prior to the closing of our initial public offering, which has expired. See below “—Registration Rights Agreements” for detailed description of the registration rights.

On June 4, 2020, we entered into a Share Purchase Agreement with SKT, pursuant to which we sold 1,250,000 ordinary shares to SKT for an aggregate purchase price of $20.0 million. In connection with such agreement, we amended the Warrant to extend the exercise period to the earlier of June 17, 2025 or an exit event, which event does not include an initial public offering, and we amended the Investor Rights Agreement which granted SKT the right to appoint Mr. Jung Ho Park (or another person designated by SKT) as a director for a term of three years. In addition, we granted Mr. Park options to purchase 100,000 of our ordinary shares, vesting in equal quarterly installments over a period of four years, at an exercise price of $16.00 per ordinary share. In the event that SKT nominates any replacement director, any such director may receive options with the same terms, but the aggregate number of options granted to all such directors together shall not exceed 100,000. Mr. Park resigned from our Board of Directors in December 2021, at which time his unvested options to purchase 68,750 ordinary shares expired, and new options to purchase the same number of ordinary shares (i.e., 68,750 shares) were granted to Ms. So Young Shin, a successor director appointed by SKT in May 2022, who served on our board of directors until she resigned on July 24, 2024.

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

Equity Incentive Plans

From time to time, we grant options to purchase our ordinary shares and/or RSUs to our executive officers and directors. On December 10, 2024, our shareholders approved an award of restricted share units to our non-executive directors. For more information, see Notice and Proxy Statement for the Annual General Meeting of the Shareholders, filed as exhibit 99.1 to the Company’s form 6-K, on October 29, 2024. For a description of our equity incentive plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”

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

Registration Rights Agreements

We have entered into a registration rights agreement (the “Registration Rights Agreement”) that entitled certain holders of our ordinary shares and other securities convertible into or exchangeable for ordinary shares, including SK Square Americas, Inc. (formerly known as SK Telecom TMT Investment Corp.), to certain piggyback registration rights. The Registration Rights Agreement is no longer in effect. See “Item 10. Additional Information—C. Material Contracts—Registration Rights Agreements.”

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

Ordinary Shares

As of December 31, 2024, we had 63,762,001 ordinary shares outstanding.

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

Manufacturing and Supply Agreements

FoxSemicon Integrated Technology, Inc. Manufacturing Agreement

On May 26, 2020, we entered into a Contract Manufacturing Agreement with FITI. Under the terms of the agreement, FITI agreed to manufacture, package, distribute and ship, and we agreed to purchase, certain products and procurement and assembly services. The agreement has not yet been implemented. The agreement may be terminated by notice of the non-breaching party in case of a material breach of a party’s material obligations, or by either party in case of the bankruptcy or insolvency of the other party.

Registration Rights Agreements

We have entered into the Registration Rights Agreement with shareholders who held 14,533,835 of our ordinary shares and other securities convertible into or exchangeable for ordinary shares; however, some of these shares have been sold on the market, and the registration rights are no longer applicable. As of the date of this annual report, the Registration Rights Agreement is no longer in effect.

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

In addition, as of March 31, 2024, SK Square Americas, Inc., as a holder of a warrant to purchase an aggregate of 2,262,443 ordinary shares, was entitled to piggyback registration rights under the terms of such warrant substantially similar to the registration rights described in the preceding paragraph. The rights under the Registration Rights Agreement are no longer in effect.

Warrant Agreements

As of March 31, 2025, there were two outstanding warrants, which are currently exercisable: (i) a warrant issued upon the consummation of our initial public offering to A-Labs Advisory & Finance Ltd., which provided to us strategic consulting services, to purchase 50,000 ordinary shares, with an exercise price of $18 per share; and (ii) warrants to purchase up to 2,142,858 ordinary shares, with an exercise price of $19.00 per share, issued to a single investor as part of registered direct offering on July 26, 2023 as described above under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship With SKT.”

Public Offerings

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

On June 7, 2024, we entered into the Sales Agreement with the Agents relating to the issuance and sale from time to time of our ordinary shares. In accordance with the terms of the Sales Agreement, we may offer and sell our ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents pursuant to the sales agreement. The Agents will be entitled to compensation at a commission rate of up to 2.5% of the aggregate gross proceeds from each sale of ordinary shares. As of December 31, 2024 we have raised $37.8 million under the Sales Agreement.

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

Dividends distributed to Israeli Shareholder by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income are generally subject to withholding tax at the rate of 20% or such lower rate, as may be provided in an applicable tax treaty (in the case of non-Israeli shareholders, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). If such dividends are paid to an Israeli company, no tax is required to be withheld. If dividends paid out of Preferred Technology Income are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

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

Real Capital Gain derived by corporations will be generally subject to the regular corporate tax rate (23% in 2024).

Corporate and individual shareholder dealing in securities in Israel may be taxed at the tax rates applicable to business income—23% for corporations in 2024 and a marginal tax rate of up to 47% (in 2024) for individuals, not including excess tax (described below). Notwithstanding the foregoing, Real Capital Gain derived from the sale of our ordinary shares by a non-Israeli shareholder (whether an individual or a corporation) may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares on a recognized stock exchange, (ii) the seller does not have a permanent establishment maintained in Israel to which the derived capital gain is attributable, (iii) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, alone or together with another by Israeli residents, and (iv) if the seller is a corporation, there is no Israeli resident that is entitled to 25% or more of the revenues or profits of the corporation, directly or indirectly. In addition, such exemption would not be available to a person whose capital gains from selling or otherwise disposing of the securities are deemed to be business income. In addition, this exemption shall not be relevant to the part of the capital gains allocable to the holding period before the shares were listed for trading on the stock exchange (however, such portion might also be exempt from tax in Israel if certain criteria are met).

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

Excess Tax

Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax on annual income exceeding a certain threshold (NIS 721,560 for 2024), , including, but not limited to, income derived from dividends, interest and capital gains.The threshold is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation effective as of January 1, 2025, an additional 2% excess tax will be imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income, or income from “personal effort”), provided that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560. This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

Estate and Gift Tax

Israeli law presently does not impose estate tax or in general gift taxes.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares. This summary applies only to investors that are U.S. Holders (as defined below) that hold our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon U.S. federal tax law as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to differing interpretations or change, possibly with retroactive effect and could affect the tax considerations described below. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS will not assert, or that court will not sustain a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, alternative minimum tax considerations, the Medicare tax on certain net investment income, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Investors should consult their tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, non-U.S. and other tax consequences to them of the ownership and disposition of our ordinary shares.

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and their partners should consult their tax advisors regarding the ownership and disposition of our ordinary shares.

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

Individuals and other non-corporate U.S. Holders may be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or we are eligible for the benefit of the U.S.-Israel Double Tax Treaty, (2) we are neither classified as a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period and other requirements are met. Our ordinary shares are listed and traded on the Nasdaq Global Market. Thus, we believe that our ordinary shares will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the ordinary shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

For U.S. foreign tax credit purposes, dividends received on our ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. A U.S. Holder may be subject to Israeli withholding taxes on dividends paid on our ordinary shares. See “—Israeli Tax Considerations and Government Programs—Taxation of Our Shareholders—Dividends.” Subject to certain conditions and limitations, a U.S. Holder eligible under the U.S.-Israel Double Tax Treaty may be eligible to claim a foreign tax credit in respect of any Israeli income taxes paid or withheld with respect to dividends on our ordinary shares to the extent such taxes are nonrefundable under the U.S.-Israel Double Tax Treaty. Alternatively, a U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules governing the foreign tax credit are complex and each U.S. Holder should consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

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

Because the PFIC income test described above is based on a non-U.S. corporation’s gross income and not its net income, a non-U.S. corporation in the early stages of its business, such as our company, can be treated as a PFIC in those taxable years before it has sufficient operating revenue as a result of earning any amount of interest or other passive income. As a result, we believe that we may technically be classified as a PFIC for the taxable year ended December 31, 2024. Depending upon the composition of our income and assets and the market price of our ordinary shares during 2024 and subsequent taxable years and whether we start generating a substantial amount of active revenue, we could continue to be classified as a PFIC for 2025 and subsequent taxable years if we are classified as a PFIC for 2024. Accordingly, U.S. Holders of our ordinary shares should be willing to assume the risks of investing in a PFIC.

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

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any subsidiary we own is also classified as a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. As a result, such U.S. Holder may incur liability for the deferred tax and interest charge described above if either (1) we receive any excess distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (2) the U.S. Holder disposes of all or part of our ordinary shares. It is possible that any subsidiary we own would be a PFIC for the current taxable year or future taxable years. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any subsidiary we own.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ordinary shares are listed on the Nasdaq Global Market and should be treated as regularly traded for purposes of the mark-to-market rules. While we anticipate that our ordinary shares will continue to qualify as being regularly traded, no assurances may be given in this regard. If any subsidiary we own is, or becomes, classified as a PFIC, the mark-to-market election will likely not be available with respect to the shares of such subsidiary that are treated as owned by a U.S. Holder. Consequently, a U.S. Holder could be subject to the PFIC rules with respect to income of a lower-tier PFIC the value of which had already been taken into account indirectly via mark-to-market adjustments. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFIC.

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

If a U.S. Holder owns our ordinary shares during any taxable year that we are classified as a PFIC, the holder must generally file an annual IRS Form 8621 regarding distributions received on, and any gain realized on the disposition of, our ordinary shares. U.S. Holders should consult their tax advisor regarding our PFIC status and the U.S. federal income tax consequences of owning and disposing of our ordinary shares if we are, or become, classified as a PFIC, including the possibility of making a mark-to-market or deemed sale election.

The summary of U.S. federal income tax consequences set out above is for general informational purposes only. Investors should consult their tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, non-U.S. and other tax consequences to them of the ownership and disposition of our ordinary shares.

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

Item 11. Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Risk

As of December 31, 2024, we had cash equivalents consisting primarily of U.S. dollar bank deposits. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. Consequently, changes in market interest rates would not have a material impact on our financial position or results of operations.

As of December 31, 2024, we had an outstanding short-term loan of $3.1 million that was provided to Nanox Korea and approximates its carrying value since it bears interest at a rate close to the prevailing market rate.

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

Management of the Company, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2024.

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

Based on their evaluation, as of the end of the period covered by this Annual Report on Form 20-F, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures over financial reporting were effective as of December 31, 2024 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our Management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, under the supervision and participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Following the assessment, our management determined that our internal control over financial reporting was effective as of December 31, 2024.

(c)	Attestation Report of the Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2024 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under “Item 18—Financial Statements.”

(d)	Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2024	2023
Audit Fees(1)	$605,121	$577,464
Audit-Related Fees(2)	2,396	—
Tax Fees(3)	8,541	89,911
All Other Fees(4)	—	—
Total	$616,058	$667,375

(1)	“Audit Fees” represents the aggregate fees billed or accrued for the interim reviews and audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)	“Audit-Related Fees” represents the aggregate fees billed or accrued for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”

(3)	“Tax Fees” represents the aggregate fees billed or accrued for professional tax services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(4)	“All Other Fees” represents the aggregate fees billed or accrued for services rendered by our independent registered public accounting firm other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is attached as Exhibit 11.1 to this Annual Report

Item 16K. Cybersecurity.

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

Material Cybersecurity Incidents

For the fiscal year ended December 31, 2024, the Company did not experience any material cybersecurity incidents, nor do we face any current risk from cybersecurity threats, including from any previous cybersecurity incidents, that are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition.

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

Our management team is responsible for assessing and managing our material risks from cybersecurity threats.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment. All reasonable measures were taken according to Best Global Practice, ISO 27001, ISO 27799, ITGC Audit, Israel National Privacy Directorate and The Israel National Cyber Directorate.

Part III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of Nano-X Imaging Ltd. are included at the end of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit No.	Description
1.1*	Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-240209) filed on August 14, 2020 with the SEC)
2.1†	Description of Securities Registered under Section 12 of the Exchange Act
4.1*	Asset Purchase Agreement, dated November 3, 2021, among MDWEB, LLC, Nano-X Imaging. and Nano-X Imaging Ltd. (incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 2, 2022 with the SEC)
4.2*	Agreement and Plan of Merger, dated August 9, 2021, among Nano-X Imaging Ltd, Zebra Medical Vision Ltd. and PerryLLion Ltd. (incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 2, 2022 with the SEC)
4.3*	First Amendment to the Agreement and Plan of Merger, dated August 9, 2021, among Nano-X Imaging Ltd, Zebra Medical Vision Ltd. and PerryLLion Ltd. (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 2, 2022 with the SEC)
4.4*	Stock Purchase Agreement dated November 2, 2021 by and among Dr. Michael Yuz, Dr. Michael Yuz as the representative of Sellers, USARAD Holdings, Inc. and Nano-X Imaging Ltd (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 2, 2022 with the SEC)
4.5*	Form of warrants to purchase ordinary shares issued to A-Labs Finance and Advisory Ltd. (incorporated by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.6*	Warrant to purchase ordinary shares, dated September 2, 2019, issued to SK Telecom TMT Investment Corp. (incorporated by reference to Exhibit 4.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.7*	Amendment to Warrant to purchase ordinary shares, dated June 4, 2020, issued to SK Telecom TMT Investment Corp. (incorporated by reference to Exhibit 4.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.8*	Form of warrants to purchase ordinary shares issued to institutional investor, filed on July 26, 2023, as Exhibit 4.3 to the Registrant’s Form 6-K (File No. 001-39461) filed on July 26, 2023 with the SEC)

4.9*	Contract Manufacturing Agreement, dated May 26, 2020, by and between the Registrant and FoxSemicon Integrated Technology, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.10*	2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.11*	U.S. Sub-Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.12*	Form of Indemnification Agreement between the Registrant and each director and executive officer (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-240209) filed on August 14, 2020 with the SEC)
4.13†	Compensation Policy for Executive Officers and Directors
4.14*	Settlement Agreement and Release dated December 29, 2022, among Nano-X Imaging Ltd, Nano-X AI Ltd. (formerly Zebra Medical Vision Ltd.) and PerryLLion Ltd. (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 1, 2023 with the SEC)
4.15*	First Amendment to Stock Purchase Agreement dated April 28, 2023, by and among Dr. Michael Yuz, as the Seller Representative, Nano-X Imaging, Inc. and Nano-X Imaging Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 1, 2023 with the SEC)
4.16*	Sales Agreement, dated as of June 7, 2024, among NANO-X IMAGING LTD, Cantor Fitzgerald & Co., and Mizuho Securities USA LLC. (incorporated by reference to Exhibit 10.1 to the Registrant’s Immediate Report on Form 6-K filed on June 7, 2024 with the SEC)
8.1†	List of subsidiaries of the Registrant
11.1†	Insider Trading Compliance Policy
12.1†	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2†	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1±	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2±	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1†	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.) a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm.
97.1*	Policy for Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed.

†	Filed herewith.

±	Furnished herewith.

#	Certain portions of this exhibit have been omitted pursuant to Form 20-F’s Instructions as to Exhibits. The registrant agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.

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

Date: April 9, 2025

NANO-X IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nano-X Imaging Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nano-X Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. We determined there are no critical audit matters.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

April 9, 2025

We have served as the Company’s auditor since 2019.

NANO-X IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2024	2023
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	39,304	56,377
Restricted deposit	-	46
Short-term deposits	15,500	-
Marketable securities	18,402	26,006
Accounts receivables net of allowance for credit losses of $112 and $55 as of December 31, 2024, and December 31, 2023, respectively.	1,805	1,484
Inventories	1,493	2,356
Prepaid expenses	827	1,274
Other current assets	1,349	1,092
TOTAL CURRENT ASSETS	78,680	88,635

NON-CURRENT ASSETS:
Restricted deposit	337	327
Long-term deposits	10,000	-
Property and equipment, net	45,355	42,343
Operating lease right-of-use asset	3,843	4,573
Intangible assets	69,995	80,607
Other non-current assets	1,792	2,163
TOTAL NON-CURRENT ASSETS	131,322	130,013
TOTAL ASSETS	210,002	218,648

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Current maturities of long-term loan	3,061	3,490
Accounts payable	2,209	3,303
Accrued expenses	3,968	3,920
Deferred revenue	140	543
Current maturities of operating lease liabilities	745	861
Other current liabilities	3,849	3,407
TOTAL CURRENT LIABILITIES	13,972	15,524

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	3,640	4,045
Deferred tax liability	2,576	2,953
Other long-term liabilities	695	612
TOTAL NON-CURRENT LIABILITIES	6,911	7,610
TOTAL LIABILITIES	20,883	23,134

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at December 31, 2024 and December 31 2023, 63,762,001 and 57,778,628 issued and outstanding at December 31, 2024 and December 31, 2023, respectively	181	165
Additional paid-in capital	562,688	515,887
Accumulated other comprehensive loss	(1)	(305)
Accumulated deficit	(373,749)	(320,233)
TOTAL SHAREHOLDERS’ EQUITY	189,119	195,514
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	210,002	218,648

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands
REVENUE	11,283	9,905	8,578

COST OF REVENUE	21,892	16,497	15,458

GROSS LOSS	(10,609)	(6,592)	(6,880)

OPERATING EXPENSES:
Research and development, net	20,182	26,049	26,507
Sales and Marketing	3,410	4,168	4,376
General and administrative	22,455	24,272	41,254
Goodwill impairment	-	7,420	50,878
Change in contingent earnout liability	-	(4,488)	(20,376)
Other expenses (income)	90	(1,424)	8,191
TOTAL OPERATING EXPENSES	46,137	55,997	110,830
OPERATING LOSS	(56,746)	(62,589)	(117,710)

REALIZED INCOME (LOSS) FROM SALE OF MARKETABLE SECURITIES	2	(178)	-
FINANCIAL INCOME, net	2,870	1,652	789
OPERATING LOSS BEFORE INCOME TAXES	(53,874)	(61,115)	(116,921)

INCOME TAX BENEFIT	358	339	3,678
NET LOSS	(53,516)	(60,776)	(113,243)

BASIC AND DILUTED LOSS PER SHARE	(0.91)	(1.08)	(2.17)
WEIGHTED AVERAGE NUMBER OF BASIC AND DILUTED ORDINARY SHARES OUTSTANDING (IN THOUSANDS)	58,673	56,368	52,235

NET LOSS	(53,516)	(60,776)	(113,243)
Other comprehensive income (loss):
Reclassification of net losses (income) realized in income statement	(2)	178	-
Unrealized gain (loss) from marketable securities	306	1,491	(1,367)
Total other comprehensive income (loss):	304	1,669	(1,367)
TOTAL COMPREHENSIVE LOSS	(53,212)	(59,107)	(114,610)

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
		U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2022	51,791,441	149	438,820	(607)	(146,214)	292,148

CHANGES DURING 2022:
Issuance of ordinary shares upon exercise of warrants	192,927	1	369	-	-	370
Issuance of ordinary shares upon exercise of options	372,159	1	578	-	-	579
Issuance of ordinary shares in connection with earnout liability.	89,286	*	953	-	-	953
Issuance of ordinary shares under settlement agreement with former shareholders of Nanox AI Ltd.	2,648,424	7	18,610	-	-	18,617
Share-based compensation	-	-	18,623	-	-	18,623
Unrealized loss from marketable securities	-	-	-	(1,367)	-	(1,367)
Net loss for the year	-	-	-	-	(113,243)	(113,243)
BALANCE AT DECEMBER 31, 2022	55,094,237	158	477,953	(1,974)	(259,457)	216,680

CHANGES DURING 2023:
Issuance of ordinary shares and warrants, net of issuance expenses **	2,142,858	6	27,133	-	-	27,139
Issuance of ordinary shares upon exercise of RSUs	34,750	*	-	-	-	*
Issuance of ordinary shares upon exercise of options	251,391	*	903	-	-	903
Issuance of ordinary shares under settlement agreement with former stockholders of USARAD Holding Inc.	255,392	1	1,560	-	-	1,561
Reclassification of earn-out liability to equity	-	-	1,500	-	-	1,500
Share-based compensation	-	-	6,838	-	-	6,838
Unrealized gain from marketable securities, net	-	-	-	1,669	-	1,669
Net loss for the year	-	-	-	-	(60,776)	(60,776)
BALANCE AT DECEMBER 31, 2023	57,778,628	165	515,887	(305)	(320,233)	195,514
Issuance of ordinary shares, net of issuance expenses **	5,046,990	14	37,820	-	-	37,834
Issuance of ordinary shares upon exercise of RSUs	190,000	*	-	-	-	-
Issuance of ordinary shares upon exercise of options	746,383	2	1,668	-	-	1,670
Share-based compensation	-	-	7,313	-	-	7,313
Unrealized gain from marketable securities, net	-	-	-	304	-	304
Net loss for the year	-	-	-	-	(53,516)	(53,516)
BALANCE AT DECEMBER 31, 2024	63,762,001	181	562,688	(1)	(373,749)	189,119

*	Less than $1.
**	Issuance expenses totaled to $2,861 in 2023 and $970 in 2024.

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023	2022
	U.S. Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(53,516)	(60,776)	(113,243)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	7,261	6,838	18,623
Amortization of intangible assets	10,612	10,612	10,607
Impairment of goodwill	-	7,420	50,878
Change in contingent earnout liability	-	(4,488)	(20,376)
Depreciation	1,121	1,198	905
Deferred tax liability, net	(377)	(377)	(3,733)
Realized loss (income) from sale of marketable securities	(2)	178	-
Exchange rate differentials	(512)	69	(47)
Amortization of premium, discount and accrued interest on marketable securities	(260)	735	1,398
Impairment of property and equipment		-	172
Loss from disposal of property and equipment	202	1,297	-
Changes in operating assets and liabilities:
Change in inventories	(277)	-	-
Accounts receivable, net	(321)	(507)	74
Prepaid expenses and other current assets	190	1,940	1,235
Other non-current assets	218	(251)	(800)
Accounts payable	(1,316)	(153)	469
Accrued expenses and other liabilities	490	(8,956)	10,410
Operating lease assets and liabilities	209	352	(125)
Deferred revenue	(403)	(37)	(82)
Other long-term liabilities	83	129	250
Net cash used in operating activities	(36,598)	(44,777)	(43,385)

CASH FLOWS FROM INVESTING ACTIVITIES:
Release of (investment in) restricted deposits	46	(373)	-
Proceeds from maturity of marketable securities	41,187	38,287	31,241
Purchase of marketable securities	(33,017)	-	(8,454)
Proceeds from sale of marketable securities	-	822	-
Investment in short-term deposits	(15,500)	-	-
Investment in long-term deposits	(10,000)	-
Purchase of property and equipment	(2,767)	(3,303)	(7,171)
Investment in equity securities	-	-	(1,010)
Net cash provided by (used in) investing activities	(20,051)	35,433	14,606

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of ordinary shares and warrants, net of issuance costs	37,834	27,139	-
Repayment of financial liability	-	-	(145)
Payment due to settlement of contingent earnout liabilities	-	(790)	-
Proceeds from issuance of ordinary shares upon exercise of warrants	-	-	370
Proceeds from issuance of ordinary shares upon exercise of options	1,670	903	579
Net cash provided by financing activities	39,504	27,252	804

EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	72	(60)	(268)
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	(17,073)	17,848	(28,243)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT BEGINNING OF THE YEAR	56,377	38,529	66,772
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT END OF THE YEAR	39,304	56,377	38,529

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS:
Cash paid for income taxes	53	3	147
Cash paid for interest	140	149	90

SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS:
Issuance of ordinary shares in connection with earnout liability	-	1,561	953
Issuance of ordinary shares under settlement agreement with former shareholders of Nanox AI Ltd.	-	-	18,617
Reclassification of earn-out liability to equity	-	1,500	-
Non-cash purchase of property and equipment	223	-	-
Operating lease liabilities arising from obtaining operating right-of use assets	-	4,411	320

(*)	Less than 1 thousand US dollars.

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share and per share data)

NOTE 1 — GENERAL:

a.	Nano-X Imaging Ltd., an Israeli Company (hereinafter “the Company” or “Nanox IL”), was incorporated on December 20, 2018 and commenced its operations on September 3, 2019.

In August 2020, the Company completed an IPO and its ordinary shares began to trade on Nasdaq with net proceeds received from the IPO of approximately $169 million.

On September 19, 2019, Nanox IL established Nanox Imaging Inc. (hereinafter “Nanox Japan”), a wholly owned subsidiary in Japan. As of December 31, 2024, Nanox Japan is inactive.

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

On November 4, 2021, the Company completed the merger with Zebra Medical Vision Ltd.

On January 1, 2024, Nanox IL established Nanox Impact Inc. (hereinafter “Nanox Impact”), a wholly owned subsidiary in the United States.

The Company, together with its subsidiaries, develops a commercial-grade tomographic imaging device with a digital X-ray source, provides teleradiology services and develops artificial intelligence applications designed to be used in real-world medical imaging applications. The Company’s solution, referred to as the Nanox Multi Source System, has two integrated components – “Nanox.ARC” and “Nanox.CLOUD”. Nanox.ARC is a medical tomographic imaging system incorporating the Company’s novel digital X-ray source. Nanox.CLOUD is a platform which employs a matching engine to match medical images to radiologists, provides image repository, connectivity to diagnostic assistive AI systems, billing and reporting. On April 1, 2021, the Company received clearance from the FDA to market the Company’s Nanox Cart X-Ray System, which is the Company’s Single Source System. On April 28, 2023, the Company received clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. On December 4, 2024, the Company received clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images for general use including human musculoskeletal system, pulmonary, intra-abdominal, and paranasal sinus indications, adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicists.

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 1 — GENERAL: (continued):

The Company has experienced net losses and negative cash flows from operations since its inception. The Company anticipates such losses will continue until its product candidates reach commercial profitability. On July 26, 2023, the Company raised $30 million in a registered direct offering by selling 2.1 million of the Company’s ordinary shares, together with 5 year warrants to purchase up to 2.1 million ordinary shares with an exercise price of $19.00 per share at a combined purchase price of $14.00 per share. The net proceeds of the offering were approximately $27.1 million.

On June 7, 2024, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. and Mizuho Securities USA LLC (each individually, an “Agent” and collectively, the “Agents”) relating to the issuance and sale from time to time of the Company’s ordinary shares. In accordance with the terms of the Sales Agreement, the Company may offer and sell its ordinary shares having an aggregate offering price of up to $100 million from time to time through the Agents pursuant to the sales agreement. The Agents will be entitled to compensation at a commission rate of up to 2.5 % of the aggregate gross proceeds from each sale of ordinary shares. During the reporting period, the Company issued 5,046,990 ordinary shares in gross consideration of $38.8 million and net consideration of $37.8 million under the Sales Agreement.

Management expects that the Company's cash and cash equivalents, deposits and marketable securities as of December 31, 2024 will allow the Company to fund its operating plan through at least the next 12 months from the financial statement issuance date.

b.	Economic and geopolitical risks

U.S., Israel and global economies and markets are experiencing volatility and disruption following the escalation of geopolitical tensions, the military conflict between Russia and Ukraine and recent tariffs imposed by US Government. As a result of the military conflict between Russia and Ukraine, sanctions and penalties have been levied by the United States, European Union and other countries against Russia. Russian military actions and the resulting sanctions could have a negative impact on supply chains, the Company’s MSaaS agreements relating to Russia and Belarus or the region and adversely affect the global economy and financial markets.

Although the length and impact of the ongoing military conflicts and tariffs are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Any of the abovementioned factors could affect the Company’s business, prospects, financial condition, and operating results. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial.

c.	The security situation in Israel

In October 2023, Israel was attacked by Hamas, a terrorist organization and entered a state of war. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. During January 2025, a cease fire with Hamas was declared. As of the date of these consolidated financial statements, the war is ongoing and continues to evolve. The Company's headquarters, its R&D operations, and certain manufacturing facilities are located in Israel.

Currently, such activities in Israel remain largely unaffected. During the years ended December 31, 2024 and December 31, 2023, the impact of this war on the Company’s results of operations and financial condition was immaterial.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (hereinafter, “U.S GAAP”) and include the accounts of the Company and of all its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Cash and cash equivalents

Cash equivalents consist of short-term deposits and money market funds. The short-term deposits are short-term unrestricted highly liquid investments that are readily convertible to cash and with original maturities of three months or less at acquisition. The money market funds consist of institutional investors’ money market funds and are readily redeemable to cash.

e.	Short-term and long-term deposits

Deposits with original maturity dates of more than three months but less than one year are included in short-term deposits.

Deposits with maturity of more than one year are considered long-term.

f.	Marketable Securities

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

Inventories include raw materials, spare parts and finished products and are valued at the lower of cost or net realizable value. Costs include materials, labor, external service, and manufacturing overhead. The Company adjusts excess and obsolete inventories to net realizable value and write-downs of excess and obsolete inventories are recorded as a component of cost of revenues.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Years
Computers and electronic equipment	3-7
Office furniture and lab equipment	5-7
Nanox ARC	7
Vehicles	7
Equipment and machinery	5-10
Production line facility	20

Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

j.	Intangible Assets, net

Goodwill

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the business combination date over the fair values of the identifiable net assets acquired. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company allocated goodwill to its reporting units based on the reporting unit expected to benefit from the business combination. The primary items that generate goodwill include the value of the synergies between the acquired companies and the Company and the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset. ASC 350 allows an entity to first assess qualitative factors to determine whether a quantitative goodwill impairment test is necessary. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. Otherwise, no further impairment testing is required. Examples of events or circumstances that may be indicative of impairment include but are not limited to: macroeconomic and industry conditions, overall financial performance and adverse changes in legal, regulatory, market share and other relevant entity specific events. An entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative goodwill impairment test. This would not preclude the entity from performing the qualitative assessment in any subsequent period. The quantitative assessment compares the fair value of the reporting unit to its carrying value, including goodwill.

The goodwill was assigned to the reporting units of the AI Solutions segment (which was recorded in the acquisition of Nanox AI) and the Radiology Services segment (which was recorded in the acquisition of USARAD). The carrying value of each reporting unit was determined by assigning the assets and liabilities, including the existing goodwill, to those reporting units.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

During 2023 and 2022, the Company recognized a goodwill impairment of $7,420 and 50,878 thousand, respectively.

As of December 31, 2024, and 2023, there is no goodwill.

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

The Company’s long-lived assets, such as property, plant and equipment, operating lease right-of-use asset and identifiable intangible assets are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators which could trigger an impairment may include, among others, any significant changes in the manner of the Company’s use of the assets or the strategy of the Company’s overall business, certain reorganization initiatives, significant negative industry or economic trends or when the Company concludes that it is more likely than not that an asset will be disposed of or sold. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. This measurement includes significant estimates and assumptions inherent in the estimate of the fair value of identifiable intangible assets and property and equipment such as assumptions associated with forecasting profitability, including operational margins and capital expenditures. Accordingly, changes in the assumptions described above could have a material impact on our consolidated results of operations. An impairment charge in the amount of $172 thousand was recognized for the year ended December 31, 2022, in relation to the Company’s Property, Plant and Equipment. During 2024, 2023 and 2022, the Company did not recognize any impairment charge related to its definite life intangible assets.

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

In 2024, 2023 and 2022, all of the employees of the Company and its subsidiary in Israel are subject to Section 14 of the Severance Law. Severance pay expenses for 2024, 2023 and 2022 amounted to $1,043 thousand, $1,024 thousand and $1,251 thousand, respectively.

n.	Legal and other contingencies

Certain conditions, such as legal proceedings, may exist as of the date the consolidated financial statements are issued that may result in a loss to the Company, but that will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates with its legal advisors the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Such assessment inherently involves an exercise of judgment. Legal fees are expensed as incurred. Litigation outcomes and contingencies are unpredictable and excessive verdicts can occur. Therefore, the Company’s assessments involve complex judgments concerning future events and often rely heavily on estimates and assumptions. The Company applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. The Company reviews the adequacy of the accruals on a periodic basis and may determine to alter its reserves at any time in the future if the Company believes it would be appropriate to do so. As such accruals are based on management’s judgment as to the probability of losses and, where applicable, actuarially determined estimates, accruals may materially differ from actual verdicts, settlements or other agreements made with regards to such contingencies. If the assessment of a contingency indicates that it is probable that a material loss would be incurred and the amount of the liability can be estimated, then the Company records an accrued expense in the Company’s consolidated financial statements based on its best estimate. Loss contingencies considered to be remote by management are generally not disclosed unless material. For additional information, see note 9.

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

Nanox AI derives most of its revenues from subscription revenues, which are comprised of subscription fees from customers accessing the Company’s cloud computing services and support revenues (collectively, “Services”). The Services allow customers to use the Company’s software without taking possession of the software. Revenue is recognized ratably over the contract term beginning on the date that the platform is made available to a customer.

Certain of the Nanox AI’s customers pay in advance of satisfaction of performance obligations according to payment schedules. Nanox AI records contract liabilities to deferred revenue when the customer's consideration is due or when the Company receives customer payments before the performance obligations are satisfied on its contracts.

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

Grants received from Israel Innovation Authority (hereafter — “IIA”) are recognized when the grant becomes receivable, provided there is reasonable assurance that the Company will comply with the conditions attached to the grant and there is reasonable assurance the grant will be received. The grant is deducted from the research and development expenses as the applicable costs are incurred.

Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of Cost of revenues. For more information regarding such royalties commitments and regarding grants and participation received, see Note 9.

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

The Company did not take into account any dilutive instruments, such as investor warrants and share-based payments, since their effect is anti-dilutive.

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company’s financial instruments consist mainly of cash and cash equivalents, short and long-term deposits restricted deposit, accounts receivable, accounts payable, accrued expenses and other liabilities. The fair value of these financial instruments approximates their carrying value.

	Balance as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (*)		4,321	-	4,321
Marketable securities (**)	-	18,402	-	18,402

Total assets	-	22,723	-	22,723

Liabilities:
Current maturities of long term loan	-	-	2,972	2,972

Total liabilities	-	-	2,972	2,972

	Balance as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (*)		28,373	-	28,373
Marketable securities (**)	-	26,006	-	26,006

Total assets	-	54,379	-	54,379

Liabilities:
Current maturities of long term loan	-	-	3,378	3,378

Total liabilities	-	-	3,378	3,378

The Company classifies AFS securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value.

(*)	As of December 31, 2024, approximately $4,321 thousand of money market funds were classified under “Cash and Cash equivalents” in the consolidated balance sheets as such securities met all applicable classification criteria. As of December 31, 2023, approximately $28,373 thousand of money market funds were classified under “Cash and Cash equivalents” in the consolidated balance sheets as such securities met all applicable classification criteria.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

(**)	The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2024 and 2023:

	December 31, 2024
	Fair value	Cost or amortized cost	Gross unrealized holding loss
Level 2 securities:
Corporate debt	15,516	15,517	(1)
Treasury bills	1,985	1,985	-
Agency bonds	901	901	-
Total	18,402	18,403	(1)

	December 31, 2023
	Fair value	Cost or amortized cost	Gross unrealized holding loss
Level 2 securities:
Municipal bonds	2,263	2,291	(28)
Corporate debt	19,441	19,715	(274)
Certificates of deposit	2,989	2,989	-
Other	1,313	1,316	(3)
Total	26,006	26,311	(305)

As of December 31, 2024 and 2023, the Company’s debt securities and certificates of deposit had the following maturity dates:

	December 31
	2024	2023
Due within one year	18,402	26,006

Total	18,402	26,006

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

The following table summarizes the activity for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	December 31,
	2023	2022
Fair value at the beginning of the year	8,339	48,285
Initial recognition of earnout liabilities	-	-
Change in fair value of earn out liabilities obligation -	(4,488)	(20,376)
Issuance of ordinary shares due to achievement of milestones and settlement of contingent consideration (*)	(1,561)	(19,570)
Payment due to settlement of contingent earnout liabilities (*)	(790)	-
Reclassification of earn-out liability to equity	(1,500)
Fair value at the end of the year	-	8,339

(*)	On April 28, 2023, the Company agreed to pay an aggregate amount of $290 in cash and 45,392 ordinary shares to the former stockholders of USARAD, in consideration for the achievement of certain milestones in connection with the first earn out period, as defined in the USARAD Stock Purchase Agreement. In addition, the Company and the former shareholders of USARAD entered into a settlement agreement with respect to any additional amount that could be granted to the shareholders of USARAD as consideration for the remainder of the milestones and applicable earn-outs under the USARAD Stock Purchase Agreement, according to which the Company agreed to pay an aggregate of $500 in cash and 210,000 ordinary shares to the former stockholders of USARAD. As a result of the settlement, both parties’ performance obligations under the USARAD Stock Purchase Agreement have been satisfied in full.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, Short-term and Long-term deposits, restricted deposit, marketable securities and accounts receivable.

The Company’s cash and cash equivalents and restricted deposit are invested with major banks in Israel, the United States and Korea. Generally, these investments may be redeemed upon demand and the Company believes that the financial institutions that hold the Company’s cash balances are financially sound and, accordingly, bear minimal risk.

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

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized as of the commencement date based on the present value of lease payments over the lease term. On the commencement date, lease payments that include variable lease payments dependent on an index or a rate (such as the Consumer Price Index or a market interest rate), are initially measured using the index or rate at the commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The company elected to separate between lease and non-lease components and will recognize the non-lease component as expense when incurred. The discount rate for the lease is the rate implicit in the lease unless that rate cannot be readily determined. As the Company’s leases do not provide an implicit rate, the Company’s uses its estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term (see also note 6).

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

Accounting pronouncements adopted in the period

In November 2023, the FASB issued ASU No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU improves reportable segments disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this standard in the current period retrospectively to all prior periods presented in the Company’s financial statements, refer to note 12.

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

In November 2024, the FASB issued ASU 2024-03 Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expense and ASU 2025-01, Income Statement – Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, general and administrative, and research and development). The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 3 — GOODWILL & INTANGIBLE ASSETS, NET:

Goodwill

The following table presents the changes in the carrying amount of goodwill during the periods ended December 31, 2023, and 2022 (U.S. dollars in thousands):

Segment of Operation	Radiology Services	AI Solutions	Total
Balance as of December 31, 2021	7,055	51,243	58,298
Impairment of the Goodwill related to the acquisition of Nanox AI	-	(50,878)	(50,878)
Balance as of December 31, 2022	7,055	365	7,420
Impairment of the Goodwill related to the acquisition of Nanox AI	-	(365)	(365)
Impairment of the Goodwill related to the acquisition of USARAD	(7,055)	-	(7,055)
Balance as of December 31, 2023	-	-	-

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

NOTE 3 — GOODWILL & INTANGIBLE ASSETS, NET: (Continued)

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

NOTE 3 — GOODWILL & INTANGIBLE ASSETS, NET: (Continued)

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

NOTE 3 — GOODWILL & INTANGIBLE ASSETS, NET (continued):

Intangible assets

Identifiable intangible assets consisted of the following:

				Accumulated
				amortization
	Useful life	Gross carrying amount		December 31,		Net carrying amount
	(Years)	2024	2023	2024	2023	2024	2023
Developed technology	10	27,316	27,316	8,655	5,921	18,661	21,395
Image big data	10	52,500	52,500	16,625	11,375	35,875	41,125
Market platform	4	2,591	2,591	2,052	1,404	539	1,187
Radiologist relationships	11.17	17,770	17,770	5,042	3,448	12,728	14,322
Trade name	12.17	2,095	2,095	545	373	1,550	1,722
Customer relationships	6.17	1,322	1,322	680	466	642	856
Total balance as of December 31, 2024		103,594	103,594	33,599	22,987	69,995	80,607

No impairment was recognized in connection with definite life intangible assets during the reporting periods.

Amortization expenses were $10,612, $10,612 and $10,607 thousand for the years ended December 31, 2024, 2023, and 2022.

Amortization of intangible assets for each of the next five years and thereafter is expected to be as follows (U.S. dollars in thousands):

Year ended December 31,
2025	10,498
2026	9,959
2027	9,959
2028	9,747
2029	9,745
Thereafter	20,087
Total	69,995

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 4 — INVENTORIES:

Inventory is valued at the lower of cost or net realizable value. Costs include materials, labor, external service and manufacturing overhead.

The following table summarizes the Company’s inventories:

	December 31,
	2024	2023
Raw materials and parts	808	1,667
Finished goods	685	689
	1,493	2,356

NOTE 5 — PROPERTY AND EQUIPMENT, NET:

Composition of property and equipment grouped by major classifications is as follows:

	December 31,
	2024	2023
Office furniture and lab equipment	660	468
Computers and electronic equipment	1,685	1,464
Equipment and machinery	3,456	2,091
Nanox.ARC	3,838	1,380
Leasehold improvement	1,126	854
Vehicles	296	243
Land – See b below	6,314	6,314
Production line– See b below	33,659	32,220
	51,034	45,034
Less: accumulated depreciation	(5,679)	(2,691)
Total property and equipment, net	45,355	42,343

a.	Total depreciation in respect of property and equipment were approximately $1,121 thousand, $1,198 thousand and $905 thousand for the years ended December 31, 2024, 2023 and 2022, respectively. A loss from disposal of property and equipment in the amount of $202 thousand and $1,297 thousand was recorded for the years ended December 31, 2024, and 2023, respectively, in relation to the Company’s Property, Plant and Equipment. An impairment charge in the amount of $172 thousand was recorded for the year ended December 31, 2022, in relation to the Company’s Property, Plant and Equipment.

b.	In December 2020, Nanox Korea purchased land for approximately $6,314 thousand upon which it built a fabrication facility. In 2021, Nanox Korea completed the construction of the permanent fabrication plant.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 6 — LEASES:

As of December 31, 2024, the Company has several operating building and car lease agreements:

In the second half of 2023, the Company started leasing two office floors and parking spaces in Petah Tikva and at the end of 2023 moved the employees to this location.

The Company leases approximately 3080 square meters (1540 each floor). The lease agreement is effective through October 2028 with an option to extend the lease term through the second lease term, additional 5 years. The Company decided that the lease term for the lease components will include both the Initial Lease Term and the Second Lease Term meaning effective through October 2033.

The average monthly payment for this agreement is approximately $59 thousand.

The Company’s principal executive offices were located in a leased facility in Neve Ilan, Israel until moved to Petah Tikva in December 2023. The Company leased an office space in Neve-Ilan, Israel, that expired in June 2024. The monthly rent for that lease was approximately $3 thousand.

The Company leases vehicles to some of its employees. The lease agreement is effective through July 2026 and the monthly payment in 2024 was approximately $6 thousand.

Nanox Korea leased one vehicle to employee. The lease agreement expired in February 2024. The monthly payment for this agreement in 2024 was less than $1 thousand.

Nanox AI leased offices in Israel under an operating lease agreement which expired in November 2024. The monthly rent payment for this agreement in 2024 was approximately $18 thousand.

Nanox Imaging Inc. leases its offices in the U.S. under operating lease agreement which expired in January 2025. The monthly rent payment for this agreement is approximately $6 thousand.

USARAD Holdings inc. leases its offices in the U.S. under operating lease agreement which expires on December 31, 2027. The monthly rent payment for this agreement is approximately $11 thousand.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 6 — LEASES (continued):

The table below presents the effects on the amounts relating to the Company’s total lease costs:

	Year ended December 31,
	2024	2023
Operating lease cost:
Fixed payments	1,118	1,121

Variable Lease Cost	13	-
Total operating lease cost	1,131	1,121

The table below presents supplemental cash flow information related to operating leases:

	Year ended December 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	1,196	1,446

Right-of-use assets obtained in exchange for lease obligations (non-cash):
Operating leases	-	4,411

The table below presents supplemental balance sheet information related to operating leases:

	December 31,
	2024	2023
Operating leases:
Operating lease right-of-use assets	3,843	4,573

Current maturities of operating leases	745	861
Non-current operating leases	3,640	4,045
Total operating lease liabilities	4,385	4,906

	December 31,
	2024	2023
Weighted average remaining lease term
Operating leases	8.16	8.42

Weighted average discount rate
Operating leases	12.73%	12.12%

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 6 — LEASES (continued):

The table below presents maturities of operating lease liabilities:

December 31,
2024
2025	805
2026	847
2027	875
2028	773
2029	801
Thereafter	3,041
Total operating lease payments	7,142
Less: imputed interest	2,757
Present value of lease liabilities	4,385

NOTE 7 — DEFERRED REVENUE

The following table represents the changes in deferred revenue for the year ended December 31, 2024 and December 31, 2023:

Deferred Revenue
Balance at January 1, 2023 (*)	580
Additions	176
Revenue recognized in the reported period	(213)
Balance at December 31, 2023 (**)	543
Additions	165
Revenue recognized in the reported period -	(568)
Balance at December 31, 2024 (**)	140

*	Includes $398 thousand under long term deferred revenue in the Company’s consolidated balance sheets as of January 1, 2023.

**	Includes only short term deferred revenue in the Company’s consolidated balance sheets as of December 31, 2024 and 2023.

NOTE 8 — LONG TERM LOAN AND CURRENT MATURITIES OF LONG TERM LOAN

During September 2021, Nanox Korea entered into a 3 year Loan agreement with a Korean Bank, according to which the Bank granted the Company a loan in the amount of $3.8 million. During September 2024, the loan was extended for an additional 12 months. The loan bears an annual interest at a rate of 3 months KORIBOR and 1.149%, whereas interest payments are due on a monthly basis and the principal is due at the end of the loan term. The bank received a floating charge on the Nanox Korea’s assets.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 9 — COMMITMENTS AND CONTINGENCIES:

From time to time, the Company may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

In September 2020, two securities class action complaints were filed in the United States District Court for the Eastern District of New York against the Company and certain then-current officers and a director, which were subsequently consolidated and captioned as White v. Nano-X Imaging Ltd. et al., Case No. 1:20-cv-04355 (the “White Action”), alleging violations of securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between August 21, 2020 and September 15, 2020, and seeking unspecified damages. In addition, on October 5, 2021, a class action complaint was filed in the United States District Court for the Eastern District of New York against the Company and certain of its officers, captioned McLaughlin v. Nano-X Imaging Ltd. et al., Case No. 1:21-cv-05517 (the “McLaughlin Action”). The amended complaint in that action, filed on April 12, 2022, alleges that defendants violated the federal securities laws in connection with certain disclosures concerning the cost of the Nanox.ARC system as well as the comparison of the Nanox.ARC to CT scanners, among other allegations. The Lead Plaintiff in the McLaughlin Action seeks to represent a class of investors who purchased the Company’s publicly-traded securities between August 21, 2020 and November 17, 2021. The Company entered into a term sheet on April 28, 2023, to settle all shareholder class action litigation related to the McLaughlin Action and the consolidated White Action. On June 2, 2023, the Company entered into a formal settlement agreement to settle the McLaughlin Action and the consolidated White Action for $8 million. On October 31, 2023, Magistrate Judge Kuo preliminarily approved the settlement and on February 15, 2024, held a final approval hearing, during which she requested that the parties submit updated settlement claims information by letter on or before February 29, 2024 for incorporation into a final report and recommendation. The parties submitted the letter on February 29, 2024, and on April 17, 2024, Magistrate Judge Kuo issued a report and recommendation recommending that Judge Kovner grant the motion for final approval of the settlement. On May 7, 2024, Judge Kovner entered an order adopting Magistrate Judge Kuo’s report and recommendation and finally approving the settlement. On May 10, 2024, the judgment was entered, and the case was dismissed with prejudice. Due to the settlement agreement, during December, 2023 the Company deposited $5 million and the D&O insurance carrier deposited $3 million (The $3 million was recorded as other income in the consolidated statements of operations and comprehensive loss) in a trust account in connection with the settlement agreement.

The Division of Enforcement of the U.S. Securities & Exchange Commission (the “SEC” or the “Commission”) conducted an investigation to determine whether there had been any violations of the federal securities laws, relating to the development cost of the Company’s Nanox.ARC prototypes, as well as the Company’s estimate for the cost of assembling the final Nanox.ARC product at scale, among other things. The Company and Ran Poliakine, former Chairman of the Board of Directors of the Company, have reached final agreements with the SEC staff to settle this matter, which agreements were approved by the United States District Court for the Southern District of New York in October 2023. The Company paid a civil penalty in the amount of $650 recorded on Other expenses (income) and was permanently enjoined from violating Section 17(a)(2) of the Securities Act of 1933 (the “Securities Act”) and Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rules 12b-20 and 13a-1 thereunder. Mr. Poliakine paid disgorgement of $240, together with prejudgment interest of $27, paid a civil penalty of $150, and was permanently enjoined from violating Section 17(a)(2) of the Securities Act and aiding and abetting any violation of Section 13(a) of the Exchange Act and Rules 12b-20 and 13a-1 thereunder.

On May 1, 2023, the Company received a notice alleging several causes of action, including breach of a consulting agreement between the claimant and Nanox Imaging PLC (the “Gibraltar Entity”) that was entered into in 2015. The claimant’s demand from the Company is for the payment of approximately $1.26 million for unpaid consulting fees from the Gibraltar Entity and approximately $25 million connection with his claimed entitlement to securities in the Gibraltar Entity. On or about December 21, 2023, a claim was filed in Israel against the Company, the Gibraltar Entity and the late Mr. Ran Poliakine, based on allegations previously dismissed by a U.S. court In the State of California. The Company reiterates its strong denial of the plaintiff’s baseless claims and emphasizes that the Company was never a party to the consulting agreement with the plaintiff. In addition, the Company is not responsible for any potential liabilities of the Gibraltar Entity, which is a separate legal entity. On April 5, 2024, the Gibraltar Entity filed an amended claim and a request for an anti-suit injunction (“ASI”) in Gibraltar against the plaintiff. On November 18, 2024, the Gibraltar court granted the Gibraltar entity’s request and issued an ASI, preventing the plaintiff from continuing to pursue the present claim against the Gibraltar entity in Israel. As a result, the dispute between the plaintiff and the Gibraltar entity will be adjudicated before the Gibraltar court, in accordance with Gibraltar law.

On February 9, 2025, both the plaintiff and the Gibraltar Entity submitted separate motions for the dismissal of the claim against the Gibraltar Entity. On February 10, 2025, the court granted the motions and dismissed the claim against the Gibraltar Entity. On February 11, 2025, the Plaintiff filed a motion to stay proceedings against the Company and the Estate. The Company and the Estate submitted their responses on March 10, 2025. In its response, the Company did not oppose the stay of proceedings in the claim until a final decision is rendered in the ongoing proceedings between the plaintiff and the Gibraltar Entity in Gibraltar, based on the reasons presented by the Company rather than those set forth in the plaintiff’s motion. The court permitted the plaintiff to submit a reply to the responses filed by the Company and the Estate by April 10, 2025. The Company is currently reviewing and analyzing the claim and will take all necessary steps to vigorously defend itself against these allegations.

IIA grants

Under the Innovation Law (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984) as currently in effect, Nanox AI is required to pay royalties to the IIA of 3% on sales of products and services based on technology and know-how developed using such IIA research and development grants, until 100% (which may be increased under certain circumstances) of the grant, linked to the U.S. dollar and bearing interest at the SOFR rate, is repaid. As of December 31, 2024, Nanox AI had paid royalties to the IIA in the amount of approximately $72 and had a remaining liability to the IIA of approximately $3.6 million.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 10 — SHAREHOLDERS’ EQUITY:

a.	Share capital

Each holder of the Company’s ordinary shares, par value NIS 0.01 per share, is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and declared by the Company’s Board of Directors (the “Board”). Since inception, the Company has not declared any dividends.

The following table presents the number of authorized and issued and outstanding shares as of each reporting date for each class of shares:

	December 31, 2024		December 31, 2023
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
Ordinary shares	100,000,000	63,762,001	100,000,000	57,778,628
Total	100,000,000	63,762,001	100,000,000	57,778,628

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

On June 7, 2024, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. and Mizuho Securities USA LLC (each individually, an “Agent” and collectively, the “Agents”) relating to the issuance and sale from time to time of the Company’s ordinary shares. In accordance with the terms of the Sales Agreement, the Company may offer and sell our ordinary shares having an aggregate offering price of up to $100 million from time to time through the Agents pursuant to the sales agreement. The Agents will be entitled to compensation at a commission rate of up to 2.5 % of the aggregate gross proceeds from each sale of ordinary shares. During the reporting period, the Company issued 5,046,990 in gross consideration of $38.8 million and net consideration of $37.8 million under the Sales Agreement.

During the reporting period, 936,383 options to purchase ordinary shares were exercised to ordinary shares in consideration of $1,670, including 706,290 options to purchase ordinary shares that were exercised by the estate of the late Company’s Chairman of the Board in consideration of $1,561.

b.	Share based compensation

On September 3, 2019, the Company’s board of directors resolved to adopt an equity incentive plan (the “Plan”). Based on such plan, each option will be exercisable for one ordinary share of the Company and will become exercisable at such terms and during such periods, as the Company’s board of directors shall determine. Pursuant to the Plan (and further increase of option pool approved by the Company’s board of directors), 8,041,936 ordinary shares of NIS 0.01 par value of the Company are reserved for issuance upon the exercise of the same amount of awards to be granted to some of the Company’s employees, directors and consultants. On August 2024, the Board of Directors of the Company approved a further increase of option pool by 2,303,894 to 10,345,830 ordinary shares of NIS 0.01 par value of the Company that will be reserved for issuance upon the exercise of the same amount of awards to be granted to some of the Company’s employees, directors and consultants.

As of December 31, 2024, there were 3,204,251 ordinary shares reserved for the equity incentive plan. The Company’s board of directors also approved the Plan for the purpose of selecting the capital gains tax track, under Section 102 of the Israeli Income Tax Ordinance, for options granted to the Company’s Israeli employees.

As of December 31, 2024, there is an unrecognized share-based compensation expense of $9,602 thousand to be recognized over the average remaining vesting period of 1.63 years.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 10 — SHAREHOLDERS’ EQUITY (continued):

The following table summarizes share-based awards for the period ended December 31, 2024:

During 2024, the Company granted certain employees, officers and directors awards to purchase 535,460 of the Company’s ordinary shares for an average exercise price of $8.38. The Company’s stock options have a term of 10 years from grant date. The granted options generally vest as follows: 25% on the first anniversary from the “Vesting Start Date” as defined in the grant agreement and remainder vest ratably over the following 12 quarters. Included in the awards are 190,000 RSUs that were granted to certain officers on April 16, 2024, and 38,960 RSUs that were granted to certain members of the Board of Directors of the Company on December 10, 2024. Out of those 190,000 were exercised in 2024. The Company recorded an expense of $1,630 thousand attributable to RSUs awards during the reporting period.

	Year ended December 31, 2024
		Weighted
	Number of	average
	share-based	exercise
	payment	Price (in
	awards	U.S. Dollar)
Outstanding at beginning of year	5,221,394	13.34
Changes during the year:
Granted	535,460	8.38
Exercised	(936,383)	1.76
Forfeited	(372,595)	20.17
Outstanding at end of year	4,447,876	14.63
Aggregate intrinsic value	3,462	-
Exercisable at end of year	3,365,089	13.99
Aggregate intrinsic value	3,462	-

The fair value of each granted award is estimated at the date of grant using the Black-Scholes option-pricing model. The assumptions used for the year ended December 31, 2024 and year ended at December 31, 2023 are as follows:

	Year ended December 31, 2024	Year ended December 31, 2023
Dividend yield	0	0
Expected volatility	80.19% - 82.66%	74.26% - 81.80%
Risk-free interest rate	3.83% - 4.53%	3.45% - 4.28%
Expected term (years)	6.25 - 10	6.25 - 10

The expected volatility is based on the combination of the historical volatility of the Company (with weigh of 50%) and comparable companies (with weigh of 50%) according to the available data. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected term of the awards granted in dollar terms.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 10 — SHAREHOLDERS’ EQUITY (continued):

The following table summarizes information concerning outstanding and exercisable awards as of December 31, 2024:

December 31, 2024
Awards outstanding				Awards exercisable
	Number of		Weighted	Number of	Weighted
	awards		average	awards	average
	outstanding		remaining	exercisable	remaining
Exercise	at end of		contractual	at end of	contractual
price	year		life (years)	year	life (years)
$0.00-0.01	67,479	*)	-	28,519	-
$2.21	1,566,405		4.94	1,566,405	4.94
$11.06	27,875		8.39	11,625	8.39
$11.52	486,500		8.71	144,937	8.56
$16.00	85,234		5.47	85,234	5.47
$17.63	984,943		7.98	511,166	7.59
$18.00	50,000		0.65	50,000	0.65
$23.19	210,000		6.78	157,500	6.78
$23.42	12,000		6.77	12,000	6.77
$23.84	546,268		6.95	421,576	6.95
$23.86	61,600		6.75	50,048	6.75
$24.97	3,000		6.42	2,625	6.42
$30.66	26,400		6.53	21,448	6.53
$30.93	20,000		5.81	20,000	5.81
$36.74	3,000		5.93	3,000	5.93
$40.21	36,162		6.19	34,123	6.19
$49.68	233,000		6.05	218,437	6.05
$59.2	3,000		5.98	3,000	5.98
$64.61	25,010		6.12	23,446	6.12

*)	Including 10,193 RSUs that were granted to the employees of Nanox AI at the completion of the merger and 57,286 RSUs that were issued in consideration for services.

3)	Share-based compensation expenses

	Year Ended December 31,
	2024	2023	2022
Cost of revenue	227	56	99
Research and development	2,448	3,818	4,806
Sales and Marketing	717	484	997
General and administrative	3,869	2,480	12,721
	7,261	6,838	18,623

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 11 — INCOME TAX:

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

In 2024, 2023 and 2022, the Company is at a loss position and therefore has no corporate tax liability. As of December 31, 2024, 2023 and 2022, the Company has a carry forward loss of approximately $108.1 million, $93.3 million and $88.6 million, respectively. Such carry forward loss has no expiration date.

In 2024, 2023 and 2022, Nanox AI Ltd. is at a loss position and therefore has no corporate tax liability. As of December 31, 2024, 2023 and 2022, Nanox AI Ltd. has a carry forward loss of approximately $80.1 million, $74.7 million and $67.7 million, respectively. Such carry forward loss has no expiration date.

United States

The principal federal tax rate applicable to the U.S. subsidiaries is 21%. As of December 31, 2024, the US subsidiaries have a consolidated carry forward loss of approximately $2.1 million. Such carry forward loss is subject to 382 limitation and has no expiration date.

Korea

Nanox Korea is subject to a Corporate income tax with accordance with the Korean tax law. The tax rate ranges between 9% to 24%, depending on the companies’ taxable income. In addition, Nanox Korea is subject to 10% of the Korean corporation income tax as its local income tax. In 2024, Nanox Korea was at a loss position and therefore had no corporate tax liability. As of December 31, 2024, 2023 and 2022, Nanox Korea has a carry forward loss of approximately $30.3 million, $21.8 million and $14.8 million, respectively. Such carry forward loss has 15 years expiration date.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 11 — INCOME TAX (continued):

b.	Income (loss) before income taxes:

Income (loss) before income taxes consisted of the following for the periods indicated:

	Year Ended December 31
	2024	2023	2022
Domestic (Israel)	(39,285)	(44,158)	(99,979)
Foreign	(14,589)	(16,957)	(16,942)
Loss before income taxes	(53,874)	(61,115)	(116,921)

c.	Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31
	2024	2023	2022
Domestic (Israel)	-	-	(3,357)
Foreign	(358)	(339)	(321)

Income tax benefit	(358)	(339)	(3,678)

d.	Taxes on Income:

Taxes on income for the years ended December 31, 2024, 2023 and 2022 were comprised of the following:

	December 31
	2024	2023	2022
Current tax expenses:
Domestic	-	-	-
Foreign	19	38	55

Total	19	38	55

Deferred:
Domestic	-	-	(3,357)
Foreign	(377)	(377)	(376)

Total	(377)	(377)	(3,733)

Income tax benefit	(358)	(339)	(3,678)

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 11 — INCOME TAX (continued):

A reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	December 31
	2024	2023	2022
Loss before taxes on income	(53,874)	(61,115)	(116,921)
Statutory tax rate in Israel	23%	23%	23%
Theoretical tax benefit	(12,391)	(14,056)	(26,892)

Increase (decrease) in taxes resulting from:
Effect of different tax rates applicable in foreign jurisdictions	282	333	(261)
Operating losses and other temporary differences for which valuation allowance was provided	10,964	10,434	11,467
Foreign exchange differences	(1,585)	-	-
Stock based compensation	1,586	1,550	4,361
Goodwill impairment	-	1,566	11,702
Change in earnout liability	-	(942)	(4,686)
Other nondeductible items	786	776	631
Actual tax benefit	(358)	(339)	(3,678)

e.	Deferred tax assets

The components of the Company’s deferred tax assets and liabilities as of December 31, 2024 and 2023 were as follows:

	December 31
	2024	2023
Deferred tax assets:
Tax loss carryforwards	50,070	43,699
Inventory	439	-
Research and development	3,719	3,771
Employee and payroll accrued expenses	443	376
Operating lease liabilities	1,022	1,147
Other	425	1,507
Total deferred tax assets	56,118	50,500
Deferred tax liabilities:
Right of use assets	(896)	(1,069)
Intangible assets	(15,131)	(19,185)
Total deferred tax liabilities	(16,027)	(20,254)
Deferred tax assets, net	40,091	30,246
Less valuation allowance for deferred tax assets	(40,091)	(30,246)
Deferred tax assets	-	-

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 11 — INCOME TAX (continued):

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

As of December 31, 2024, and 2023, the Company has recorded a full valuation allowance of $40,091 and $30,246 thousand with regard to its deferred taxes (which is mainly tax loss carryforwards and temporary differences due to research and development expenses generated in Israel), respectively.

U.S. dollars in thousands
Valuation allowance, December 31, 2023	30,246
Increase	9,845
Valuation allowance, December 31, 2024	40,091

f.	Tax assessments

The Company is currently in the process of routine Israeli income tax audit for the tax years 2020 through 2022. In 2023, the Company concluded a VAT audit for the years 2019 through 2023.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 12 — SEGMENTS OF OPERATIONS:

The Company’s chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit (loss) and operating loss by the three identified reportable segments.

The CODM uses gross profit (loss) and operating loss for each segment predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances on a quarterly basis for all measures when making decisions about the allocation of operating and capital resources to each segment.

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable operating segments. The Company manages its business primarily on a service basis. The Company’s reportable segments consist of the Nanox.ARC division, the radiology services division and the AI solutions division. Each one is managed separately to better align with the Company’s customers and distribution partners and the unique market dynamics of each segment. Operating loss for each segment includes revenues from third parties, related cost of revenues and operating expenses directly attributable to the segment. The Company does not include intercompany transfers between segments for management reporting.

Total assets reviewed include marketable securities although their profit or loss are not included in the measurements of the reportable segments’ loss.

The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies.”

	Year ended December 31, 2024
	Nanox. ARC	Radiology Services	AI Solutions	Total
Revenues	281	10,275	727	11,283
Cost of revenues	4,926	8,664	8,302	21,892
Segment gross profit (loss)	(4,645)	1,611	(7,575)	(10,609)
Research and development, net	16,223	103	3,856	20,182
Sales and Marketing	2,808	432	170	3,410
General and administrative	17,825	4,139	491	22,455
Other segment items (*)	90	-	-	90
Segment operating loss	(41,591)	(3,063)	(12,092)	(56,746)
Financial income				2,870
Realized income from sale of marketable securities				2
Loss before taxes on income				(53,874)

Depreciation expense	998	8	115	1,121
Amortization expense	-	2,628	7,984	10,612
Stock based compensation	5,546	1,123	592	7,261

Total Assets	132,914	19,819	57,269	210,002
Expenditures for segment’s assets	2,767	-	-	2,767

(*)	Nanox.Arc – loss from disposal of property and equipment and rent income.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 12 — SEGMENTS OF OPERATIONS (continued):

	Year ended December 31, 2023
	Nanox.	Radiology	AI
	ARC	Services	Solutions	Total
Revenues	116	9,462	327	9,905
Cost of revenues	124	8,040	8,333	16,497
Segment gross profit (loss)	(8)	1,422	(8,006)	(6,592)
Research and development, net	20,121	63	5,865	26,049
Sales and Marketing	2,689	454	1,025	4,168
General and administrative	20,472	2,626	1,174	24,272
Other segment items (*)	(1,424)	2,567	365	1,508
Segment operating loss	(41,866)	(4,288)	(16,435)	(62,589)
Financial income				1,652
Realized loss from sale of marketable securities				(178)
Loss before taxes on income				(61,115)

Depreciation expense	1,036	12	150	1,198
Amortization expense	-	2,628	7,984	10,612
Change in contingent earnout liability	-	(4,488)	-	(4,488)
Goodwill impairment	-	7,055	365	7,420
Stock based compensation	5,678	202	958	6,838

Total Assets	130,665	21,709	66,274	218,648
Expenditures for segment’s assets	3,184	81	38	3,303

(*)	Other segment items for each reportable segment includes:

Nanox.Arc – Other income, net in connection with legal proceedings (see Note 9) and loss from disposal of property and equipment.

Radiology Services – goodwill impairment and change in contingent earnout liability.

AI Solutions – goodwill impairment.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 12 — SEGMENTS OF OPERATIONS (continued):

	Year ended December 31, 2022
	Nanox.	Radiology	AI
	ARC	Services	Solutions	Total
Revenues	-	8,235	343	8,578
Cost of revenues	-	6,933	8,525	15,458
Segment gross profit (loss)	-	1,302	(8,182)	(6,880)
Research and development, net	18,891	118	7,498	26,507
Sales and Marketing	3,187	479	710	4,376
General and administrative	36,797	2,625	1,832	41,254
Other segment items (*)	8,191	840	29,662	38,693
Segment operating loss	(67,066)	(2,760)	(47,884)	(117,710)
Financial income				789
Loss before taxes on income				(116,921)

Depreciation expense	611	19	275	905
Amortization expense	-	2,623	7,984	10,607
Change in contingent earnout liability	-	840	(21,216)	(20,376)
Goodwill impairment	-	-	50,878	50,878
Stock based compensation	17,049	224	1,350	18,623

Total Assets	148,352	30,753	74,828	253,933
Expenditures for segment’s assets	8,140	15	26	8,181

(*)	Other segment items for each reportable segment includes:

Nanox.Arc – other expenses in connection with legal proceedings (see Note 9) and loss from disposal of property and equipment.

Radiology Services – change in contingent earnout liability

AI Solutions – goodwill impairment and change in contingent earnout liability

For the years ended December 31, 2024, 2023 and 2022, the Company’s revenues in the United States constituted approximately 98%, 99%, and 97% of the Company’s total revenue, respectively. For the years ended December 31, 2024, 2023 and 2022, no individual customer exceeded 10% of the Company’s total revenue or total accounts receivables.

Long-lived assets by geography

	Year Ended December 31
	2024	2023	2022
Israel	8,439	7,360	5,476
South Korea	37,336	38,921	38,922
Unites States	3,423	635	159
Japan	-	-	145
	49,198	46,916	44,702

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 13 — LOSS PER SHARE:

a.	Basic

Basic loss per share is calculated by dividing the loss attributable to the Company’s owners by the weighted average number of ordinary shares in issue.

	Year ended December 31,
	2024	2023	2022
Net loss attributable to Company’s owners	$(53,516)	$(60,776)	(113,243)

The weighted average of the number of ordinary shares (in thousands)	58,673	56,368	52,235
Basic and diluted loss per share	$(0.91)	$(1.08)	(2.17)

For the calculation of loss per share, the Company used the net loss attributable to Company’s owners divided by the weighted average number of the Company’s ordinary shares for the years ended December 31, 2024, 2023 and 2022.

b.	Diluted

As of December 31, 2024, and 2023, the Company had 4,455,301 outstanding warrants, respectively, and 4,387,683 and 5,171,394 outstanding options and RSUs, respectively. These warrants and awards were not considered when calculating diluted loss per share since their effect is anti-dilutive. In addition, during 2022 and 2023 contingently issuable ordinary shares that were issuable based on certain conditions were not included in the potential dilutive shares in calculating the diluted loss per share.

NOTE 14 — SUBSEQUENT EVENTS:

On February 25, 2025, the Company received its CE (Conformité Européenne) mark certification to market the multi-source Nanox.ARC system, including the Nanox.CLOUD, its accompanying cloud-based infrastructure in Europe.