Form 20-F
period 2025-12-31
Nano-X Imaging Ltd.
filed 2026-04-30
CIK 1795251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 69,590,228 Ordinary Shares as of December 31, 2025.

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

INTRODUCTION

NANO-X IMAGING LTD was incorporated under the laws of the State of Israel on December 20, 2018 and commenced operations on September 3, 2019. Unless the context otherwise requires, all references to “Nanox,” “we,” “us,” “our,” the “Company” and similar designations refer to NANO-X IMAGING LTD, an Israeli company, and its consolidated subsidiaries. Unless derived from our financial statements or otherwise noted, the terms “shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar” or “$” refer to U.S. dollars, the lawful currency of the United States, and “KRW” refers to Korean Won, the lawful currency of South Korea.

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

All statements that are not historical facts contained in this annual report on Form 20-F are forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, prospects, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning:

●	the initiation, timing, progress and results of our research and development, manufacturing and commercialization activities with respect to our X-ray source technologies, the Nanox.ARC or the Nanox.ARC X, and the Nanox.CLOUD, which comprise the Nanox System;

●	our ability to successfully demonstrate the feasibility of our technology for commercial applications;

●	our history of recurring losses and negative cash flows from operating activities, significant future commitments and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives, and substantial doubt regarding our ability to continue as a going concern;

●	our expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding our technology, the Nanox.ARC, or the Nanox.ARC X, and the Nanox.CLOUD from regulatory agencies worldwide and our ongoing compliance with applicable quality standards and regulatory requirements;

●	our ability to manufacture the Nanox.ARC and the Nanox.ARC X, at a lower cost than medical imaging systems that use a legacy analog X-ray source;

●	the pricing structure of our products and services, once such products and services receive regulatory clearance or approval;

●	the implementation of our business models;

●	the ability to successfully integrate the business of companies that we have acquired and to realize the anticipated benefits of the acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired company to grow and manage growth profitably and retain its key employees;

●	our expectations regarding collaborations with third-parties and their potential benefits, including the Company’s dependence on distribution partners to deploy and sell Nanox.ARC systems and the risk that such partners may not perform as expected;

●	our reliance on and shift toward distribution collaborations and commercial partnerships with established medical imaging providers to scale the deployment of Nanox.ARC system, our expectations regarding the performance of our distribution partners and the timing and extent of system purchases under commercial agreements;

●	our ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC and Nanox.ARC X, including risks associated with transitioning to an outsourced manufacturing model as part of the restructuring plan, and reliance on third-party international manufacturing partners;

●	our ability to conduct business globally, including our ability to secure and maintain our supply chain through third-party supply partners;

ii

●	the expected timing of completion of the restructuring, the anticipated restructuring and related charges, the expected reduction in structural and overhead costs, capital expenditures, and cash utilization, and the expected improvement in gross margins and operational efficiency;

●	our liquidity position, including our ability to fund operations and manage cash utilization in light of negative operating cash flows;

●	our expectations regarding when certain patents may be issued and the protection and enforcement of our intellectual property rights;

●	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

●	regulatory developments in the United States and other jurisdictions;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

●	the rate and degree of market acceptance of our technology and our products;

●	development relating to our competitors and the medical imaging industry;

●	our estimates of the adoption of the Medical Screening as a Service (“MSaaS”) based model by market participants and our ability to negotiate, enter into and implement the MSaaS agreements;

●	our estimates regarding the market opportunities for our technology and our products;

●	our ability to attract, motivate and retain key executive managers;

●	our ability to comply with data protection laws, regulations and similar rules and to establish and maintain adequate cyber-security and data protection;

●	our ability to obtain third-party payor coverage or reimbursement of our Nanox System;

●	our expectation regarding the maintenance of our foreign private issuer status;

●	our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of the security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas and the ongoing conflict in Ukraine;

●	claims, litigation and investigations we are or may be subject to in the future; and our success at managing other risks and uncertainties, including those listed under “Item 3. Key Information—D. Risk Factors.”

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risk Factors Summary

Risks Related to Our Business

●	We are an initial launch-stage company with limited operating history. We expect to incur significant additional losses in the future and may never be able to effectuate our business plan or achieve significant revenues or reach profitability. Therefore, at this stage of our business, potential investors have a high probability of losing their entire investment.

●	Management has concluded that there is substantial doubt about our ability to continue as a going concern, and the report of our independent registered public accounting firm contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern”, which could prevent us from obtaining new financing on reasonable terms or at all.

●	We may need to obtain additional financing to fund our future operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our technology and our products and services

●	We may not be able to successfully execute our business models.

●	We have a limited operating history. If we successfully commercially launch the Nanox System, and it does not achieve widespread market acceptance, we will not be able to generate the revenue necessary to support our business.

●	Although we received clearance from the FDA to market the Nanox.ARC and Nanox.ARC X (including the Nanox.CLOUD), and our Nanox AI software solutions have received FDA 510(k) clearances for specified indications, the products and services are not yet widely approved for third-party payor coverage or reimbursement.

●	We expect to depend on third parties to manufacture the Nanox.ARC and the Nanox.ARC X and to supply certain component parts.

●	In addition to our direct sales force, we rely on third-party distributors and partners to deploy and commercialize the Nanox.ARC and Nanox.ARC X, and any failure by distributors to perform their deployment, sales, or operational obligations, or any termination of or dispute under these arrangements, could materially delay our commercialization timelines, reduce our revenue, and adversely affect our business, financial condition, and results of operations.

●	Defects, variability, or yield challenges in our proprietary digital X-ray source and tubes could impair product performance, trigger regulatory actions, and limit our ability to scale across our business models.

●	If the Nanox.ARC or Nanox.ARC X exhibit instability or performance degradation over time or across units, including issues related to our MEMS-based X-ray source, we could face regulatory scrutiny, increased costs, reputational harm, and reduced revenues across our business models.

●	Our efforts may never demonstrate the feasibility of our digital X-ray source technology, including both the micro-electro-mechanical systems (“MEMs”) X-ray chips and tubes, for commercial applications.

●	Two of our business models depend on the successful commercial application of the Nanox.CLOUD, which is subject to numerous risks and uncertainties.

●	Our ability to generate revenue from our teleradiology services and AI solutions, as well as the other imaging offerings that we are developing will depend in large part on referrals from physicians.

●	Our industry is highly competitive and is subject to technological change, which may result in new products or solutions that are superior to our technology or other future products we may bring to market from time to time.

●	We could become subject to product liability claims, product recalls, warranty claims and professional malpractice liability claims that could be expensive, divert management’s attention and harm our business reputation and financial results.

●	We are highly dependent on key members of our executive management team.

●	The mishandling or the perceived mishandling of sensitive information, or the occurrence of data security breaches, could harm our business.

●	Our business may be impacted by changes in general economic conditions.

Risks Related to Our Intellectual Property

●	It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection.

●	Patent terms may be inadequate to protect our competitive position on our future products for an adequate amount of time.

●	Claims that our technology or our future products or the sale or use of our future products infringe the patents or other intellectual property rights of third parties could result in costly litigation or could require substantial time and money to resolve, even if litigation is avoided.

Risks Related to Government Regulation

●	Our product candidates and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

●	We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our future products, and failure to timely obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.

●	Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

●	Changes in laws or regulations relating to data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could materially and adversely affect our business or could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results.

●	If we do not obtain and maintain international regulatory registrations, clearances or approvals for our products, we will be unable to market and sell our products outside of the United States.

Risks Related to Owning Our Ordinary Shares

●	Our share price may be volatile, and you may lose all or part of your investment.

●	As a foreign private issuer, we are exempt from certain requirements that apply to domestic issuers and we are permitted to follow certain home country corporate governance practices instead of applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to shareholders under rules applicable to domestic issuers.

●	We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

●	Shares eligible for future sale may adversely affect the market for our ordinary shares and the issuance of additional ordinary shares as a result of the exercise of our outstanding warrants and options will dilute the percentage ownership of our other shareholders.

●	Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2025. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Risks Related to Our Operations in Israel

●	Conditions in Israel could materially and adversely affect our business.

Risks Related to Our Business

We are an initial launch-stage company with limited operating history. We expect to incur significant additional losses in the future and may never be able to effectuate our business plan or achieve significant revenue or reach profitability. Therefore, at this stage of our business, potential investors have a high probability of losing their entire investment.

We are an initial launch-stage company, and are subject to all of the risks inherent in the establishment of a new business enterprise. While we began to generate revenue in the year ended December 31, 2021 through the sale of teleradiology services and the sale of AI solutions, following the completion of the acquisitions of Zebra Medical Vision Ltd. (“Zebra”) (and subsequently changed its name to Nano-X AI Ltd (“Nanox AI”)), USARAD Holdings, Inc., a Delaware corporation (“USARAD”) and the assets of MDWEB, LLC (“MDWEB”) in November 2021, we have a limited operating history and an unproven business plan upon which investors may evaluate our prospects. Our ability to scale these businesses depends on factors outside our control, including commercial adoption of AI decision-support tools by providers and payors, and sustained access to qualified, credentialed radiologists to read studies across multiple jurisdictions. We have obtained FDA clearances for the Nanox.ARC and Nanox.ARC X (including the Nanox.CLOUD), a multi-source 3D digital tomosynthesis system, for certain specified uses, and have produced dozens of systems to date. We deployed the Nanox System at several medical imaging and diagnostic testing centers across various states in the United States and in other countries, for demo, commercial, and clinical use. As we are in the initial stages of the commercial deployment of the Nanox System, we are still assessing and validating our Subscription Model, alongside the CapEx Model, both through direct and indirect sales. In addition, clinical operations of the Nanox System are expected to begin in additional sites, subject to certifications from the requisite regulatory authorities. We engaged Dagesh P.K. Ltd. (“Dagesh”) to manufacture these first Nanox.ARC units in Israel on a purchase order basis, which are being used for the initial global deployment, among other purposes. Additionally, we have recently entered into a multi-year Volume Supply Agreement with Fabrinet, a leading global electronics manufacturing services provider from Singapore, to support the scalable manufacturing of Nanox.ARC X systems. Even if we are able to manufacture the Nanox.ARC and Nanox.ARC X we may not be able to do so at the low costs needed to support our business models, including the Subscription Model. We may not receive, or may be delayed in receiving, the necessary approval or clearance for our future products. We have a commercial arrangement for the licensing of our X-ray source but we have not entered into any arrangement under the Licensing Model.

Furthermore, even if our technology becomes commercially viable, our business models may not generate sufficient revenue necessary to support our business. We may never produce or deploy a sufficient number of Nanox Systems to validate the MSaaS-based medical imaging market, which may cause our business to fail. The Subscription Model is based on selling the Nanox System at low cost or no cost using a pay-per-scan pricing structure, which is pioneering for medical imaging companies and is subject to numerous risks. The medical imaging industry is also highly competitive and our technology, products, services or business models may not achieve widespread market acceptance. If we are unable to address any issues mentioned above, or encounter other problems, expenses, difficulties, complications, and delays in connection with the starting and expansion of our business, our entire business may fail, in which case you may lose your entire investment.

We have a history of net losses and negative cash flow from operations since inception and we expect such losses and negative cash flows from operations to continue in the foreseeable future. As of December 31, 2025, 2024, and 2023, we had working capital of approximately $50.0 million, $64.7 million, and $73.1 million, respectively, and shareholders’ equity of approximately $139.7 million, $189.1 million and $195.5 million, respectively. For the years ended December 31, 2025, 2024, and 2023, we incurred net losses of approximately $75.0 million, $53.5 million and $60.8 million, respectively. As of December 31, 2025, 2024 and 2023, we had an accumulated deficit of approximately $448.8 million, $373.7 million and $320.2 million, respectively, and negative cash flow from operations of $40.8 million, $36.6 million and $44.8 million for the years ended December 31, 2025, 2024, and 2023, respectively. We anticipate our losses will continue to increase from current levels because we expect to incur additional costs related to developing our business, including commercialization of our products, research and development costs, manufacturing costs, employee-related costs, costs related to acquisitions, costs of complying with government regulations, intellectual property development and prosecution costs, service and training costs, sales and marketing expenses, capital expenditures, general and administrative expenses (including litigation costs), and costs associated with operating as a public company.

Our ability to generate significant revenue from our operations and, ultimately, achieve profitability will depend on, among others, whether we can complete the development and commercialization of our products and our services, including our X-ray source technology, the Nanox.ARC, Nanox.ARC X, and the Nanox.CLOUD, whether we can manufacture the Nanox.ARC and Nanox.ARC X on a commercial scale in such amounts and at such costs as we anticipate, and whether we can achieve market acceptance of our products, services and business models. We may never generate significant revenue or operate on a profitable basis. Even if we achieve profitability, we may not be able to sustain it.

Management has concluded that there is substantial doubt about our ability to continue as a going concern, and the report of our independent registered public accounting firm contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern”, which could prevent us from obtaining new financing on reasonable terms or at all.

Because we have had recurring losses and negative cash flows from operating activities, substantial doubt exists regarding our ability to remain as a going concern at the same level at which we are currently performing without taking reduction or efficiency steps. Accordingly, our independent auditors’ report on our financial statements that appear in this Annual Report includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern”. The doubts regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Further financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. There can be no assurance that we will succeed in generating sufficient revenues from our product sales to continue our operations as a going concern. If funds are not available to us, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This raises substantial doubts about our ability to continue as a going concern.

We may need to obtain additional financing to fund our future operations. If we are unable to obtain such financing, we may be unable to complete the development and commercialization of our technology and our products and services.

Our operations have consumed substantial amounts of cash since inception. Our net losses were $75.0 million, $53.5 million and $60.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, significant resources were invested in the development of our X-ray source technology prior to us acquiring the technology. We anticipate that our future cash requirements will continue to be significant. While we generated revenue in the years ended December 31, 2023, 2024 and 2025 we expect that we will need to obtain additional financing to implement our business plan as described in this annual report on Form 20-F, such as the financings we consummated with a single institutional investor in July of 2023, and with a separate institutional investor in November of 2025, and the utilization of our Controlled Equity OfferingSM Sales Agreement, dated as of June 7, 2024 (the “Sales Agreement”) with Cantor Fitzgerald & Co. and Mizuho Securities USA LLC relating to the issuance and sale from time to time of our ordinary shares, an aggregate offering price of up to $100 million from time to time through the Agents pursuant to the sales agreement. As of December 31, 2025 we have raised $46.1 million under the Sales Agreement. We will need to raise additional funds in order to complete the manufacture, shipping, installation and deployment of a significant number of Nanox System units, as well as to support the ongoing development of the Nanox.ARC, the Nanox.ARC X, and the Nanox.CLOUD. Such financings could include equity financing, which may be dilutive to shareholders, or debt financing, which would likely restrict our ability to borrow from other sources. In addition, such securities may contain rights, preferences or privileges senior to those of the rights of our current shareholders. Further, geopolitics tensions, inflation and rising interest rates across the global economy have resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital and may result in increased financing costs. Additional funds may not be available when we need them, on terms attractive to us, or at all. If adequate funds are not available on a timely basis, we may be required to curtail the development of our technology, products or services, or materially delay, curtail, reduce or terminate our research and development and commercialization activities. We could be forced to sell or dispose of our rights or assets. Any inability to raise adequate funds on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operation and prospects, including the possibility that a lack of funds could cause our business to fail and liquidate with little or no return to investors.

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

We may not be able to successfully execute the Nanox System business models.

We are pursuing three simultaneous business models to maximize the commercial potential of our X-ray source technology, each of which requires significant time and resources. The three business models we are pursuing are the Subscription Model, the CapEx Model, and the Licensing for OEM Model. We are a company with limited operating history and we may not have the necessary resources, expertise and experience to successfully execute any of our business models on a global scale, such as obtaining the necessary approvals or clearances from the regulatory agencies of our target markets. Our ability to execute our models is dependent on a number of factors, including the ability of our senior management team to execute our models, our ability to engage local operators and integrators in different geographic regions, our ability to begin or maintain our pace of product development, manufacturing and commercialization, our ability to meet the changing needs of the medical imaging market, and the ability of our employees to perform at a high-level. If we are unable to execute our models, if our models do not drive the growth that we anticipate, or if our market opportunity is not as large as we have estimated, it could adversely affect our business and our prospects.

In addition, referrals for the use of the Nanox System are dependent on the education of physicians for the use of our devices. We use a combination of pilot sites, training, and clinical education efforts to help educate physicians and other customers, however these efforts may be unsuccessful and not result in additional uses of our devices. These aspects of our business will require us to hire additional experienced healthcare business-development professionals who will be charged with raising awareness of the Nanox System among physicians, hospitals, urgent care operators, and large health systems throughout the U.S., and which may be costly, and if unsuccessful, may adversely affect our financial results.

We have a limited operating history. If we successfully complete the commercial launch of the Nanox System, and it does not achieve widespread market acceptance, we will not be able to generate the revenue necessary to support our business.

We have a limited operating history and while we began the marketing of our AI solutions, teleradiology, and healthcare IT services, following the acquisitions in November 2021, and November 2025, we have limited history of marketing our X-ray source technology and the Nanox System. We may fail to generate significant interest in our X-ray source technology or the Nanox System or the imaging products using our technology, or any other product we may develop. These and other factors, including the following, may affect the rate and level of market acceptance:

●	effectiveness of the service, training, sales and marketing efforts of us, and our partners such as the local partners;

●	perception by medical professionals and patients of the convenience, safety, efficiency and benefits of the Nanox System or products using our technology, compared to competing methods of medical imaging, such as the time and skill required to read the tomographic images produced by the Nanox.ARC and Nanox.ARC X, and our X-ray source;

●	opposition from certain industry leaders, which may limit our ability to promote the Nanox System and to penetrate into the medical imaging market in certain geographical areas;

●	the existence of established medical imaging technology;

●	willingness of market participants to accept the MSaaS model;

●	the changing and volatile U.S. and global economic environments, including as a result of the war between Israel and Hamas, the ongoing military conflict between Russia and Ukraine, the global response to it and any negative impact on the global economy and capital markets resulting from the conflict or any other geopolitical tensions, tariffs imposed by the new U.S. administration and other countries, or inflation. In addition, there is current uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations, and tariffs and we cannot predict whether, and to what extent, trade policies of the U.S. or other countries will change in the future;

●	timing of market introduction of competing products, and the service, training, sales and marketing initiatives of such products;

●	press and blog coverage, social media coverage, and other publicity and public relations factors by others;

●	lack of financing or other resources to successfully develop and commercialize our technology and implement our business plan;

●	the level of commitment and support that we receive from our partners, such as local operators, cloud storage providers and medical AI software providers, as well as medical professionals such as radiologists; and

●	coverage determinations and reimbursement levels of third party payors.

In addition, adoption of our AI solutions depends on successful integration with customers’ environments and clinical workflows, validation of algorithm performance on local populations, and, in certain cases, use by clinicians subject to evolving institutional AI governance policies. Our teleradiology services depend on customer retention and the availability and engagement of independent radiologists with the appropriate subspecialty, state and, where applicable, country-specific credentials.

Depending on the approved clinical indication, the Nanox System will be competing with existing and future imaging products and similar offerings. The technology underlying our X-ray source and the Nanox System may be perceived as inferior or inaccurate and patients may be unwilling to undergo medical screening using the Nanox.ARC or Nanox.ARC X, or other products using our technology. Moreover, patients and medical professionals may be unwilling to depart from the current medical imaging technology, clinical workflow and current standard of care. Medical professionals tend to be slow to change their medical diagnostic practices because of perceived liability risks arising from the use of new technology or products, and they may not recommend medical imaging using the Nanox.ARC, or Nanox.ARC X, or other products using our technology until there is long-term clinical evidence to convince them to alter or modify their existing imaging methods. Our efforts to educate patients, radiologists and other members of the medical community on the benefits of our products require significant resources and may not be successful. Our efforts to educate the market may require more resources than are required by conventional technologies marketed by our competitors. In particular, gaining market acceptance for our products could be challenging. Moreover, in the event that the Nanox System or other products using our technology are the subject of guidelines, clinical studies or scientific publications that are unfavorable or damaging, or otherwise call into question their benefits, we may have difficulty in convincing market participants to adopt our products. In addition, medical professionals, patients, providers of medical imaging services and third-party payors may not adopt or reimburse the use of the Nanox System in the near term or at all. If we are unable to achieve or maintain an adequate level of market acceptance, we may not generate significant revenue or become profitable and our business, financial condition, results of operations and prospects would be significantly harmed.

Although we received clearance from the FDA to market the Nanox.ARC and Nanox.ARC X (including the Nanox.CLOUD), and our Nanox AI software solutions have received FDA 510(k) clearances for specified indications, the products and services are not yet widely approved for third-party payor coverage or reimbursement. If in the future we are widely approved for and are otherwise able to commercialize it, but are unable to obtain adequate reimbursement or insurance coverage from third-party payors, we may not be able to generate significant revenue, in which case we may need to obtain additional financing.

Although we received clearance from the FDA to market the Nanox.ARC and Nanox.ARC X (including the Nanox.CLOUD), the device is not yet widely approved for third-party payor coverage or reimbursement. Coding and coverage determinations as well as reimbursement levels and conditions are important to the commercial success of medical imaging hardware, AI-enabled software-as-a-medical-device and professional teleradiology interpretation services. There is no assurance of favorable coverage determinations or consistent payment levels for AI-based software tools, population-health deployments, or second-opinion reads, and payors may view AI outputs as non-reimbursable adjunctive services. In teleradiology, downward pricing pressure from hospitals, imaging centers and large national providers could compress margins or result in contract losses. The future availability of insurance coverage and reimbursement for newly approved medical devices is highly uncertain, and our future business will be greatly impacted by the level of reimbursement provided by third-party payors. In the United States, third-party payors decide which imaging products and services they will cover, how much they will pay and whether they will continue reimbursement. Third-party payors may not cover or provide adequate reimbursement for the Nanox System or the imaging services using the Nanox System, assuming we are able to fully develop and obtain all regulatory approvals and clearances to market it in geographies in addition to the United States. To date, we have initiated discussions with third-party payors regarding the coding, coverage or reimbursement for imaging services using the Nanox System. Accordingly, unless government and other third-party payors provide coverage and reimbursement for our services, patients and healthcare providers may choose not to use them, which would cause investors to lose their entire investment. A primary trend in the United States healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular products and services. Reimbursement may not be available, or continue to be available, for the Nanox System or the imaging services using the Nanox System, other products or systems using our X-ray source technology, our AI solutions, teleradiology services, the Nanox.MARKETPLACE or any other products or services we may develop or offer in the future, or even if reimbursement is available, such reimbursement may not be adequate. We also will be subject to foreign reimbursement policies in the international markets we expect to enter. Decisions by health insurers or other third-party payors in these markets not to cover, or to discontinue reimbursing, our products could materially and adversely affect our business. If such decisions are made, they could also have a negative impact on our ability to generate revenues, in which case we may need to obtain additional financing.

We expect to depend on third parties to manufacture the Nanox.ARC and the Nanox.ARC X and to supply certain component parts. Because we rely on third-party manufacturers and suppliers, any delays, disruptions or failures in their production or supply chain could delay the production of the Nanox.ARC and the Nanox.ARC X, which could in turn delay our ability to commercialize and deliver such systems, result in increased costs, quality or compliance issues, or otherwise materially harm our business.

We have continued to engage third-party manufacturers and suppliers for the commercial production of our digital X-ray tubes for use in the Nanox.ARC and the Nanox.ARC X, following receipt of clearance from the FDA in 2023, 2024, 2025, and 2026. We intend to continue engaging third-party manufacturers and suppliers, following additional clearances and approvals by similar regulatory authorities in other jurisdictions, based on, among other things, cost effectiveness. We are currently developing both ceramic and glass-based digital X-ray tubes for use in the Nanox.ARC and the Nanox.ARC X. We are working with third parties as well as producing digital ceramic tubes at our Korean facility, which is currently our primary manufacturer and supplier for our digital ceramic tubes. Recently we adopted a restructuring plan intended to better align our manufacturing cost structure with our long-term financial model. As part of the restructuring, we will close our chip manufacturing line in South Korea, downsize our fabrication facilities, and transfer certain production activities to third-party international manufacturing partners. Following these changes, we intend to focus our operations in South Korea on research and development (R&D) and tube production activities that support the Nanox.ARC platform. The restructuring is expected to be substantially completed during fiscal year of 2026. As a result of the restructuring plan, we will be more dependent on our third-party manufacturers and suppliers.

We previously entered into manufacturing agreement for the manufacturing and supply of certain components of the Nanox.ARC. We have recently entered into a multi-year Volume Supply Agreement with Fabrinet, a leading global electronics manufacturing services provider from Singapore, to support the scalable manufacturing of Nanox.ARC X systems.

In addition, in September 2023, we entered into a manufacture and supply agreement with Varex Imaging Corporation from Salt Lake City, Utah (“Varex”), under which Varex will supply X-ray tubes utilizing the Nanox digital X-ray emitter for the Nanox.ARC. The agreement was entered into after Varex completed a preliminary assessment of our digital X-ray emitter. Under the agreement, we may order X-ray tubes from Varex for use in our Nanox.ARC units.

In December 2024, we entered into a development and purchase agreement with SKAN-X Radiology Devices SRL (“CEI”), an Italian manufacturer of X-ray tubes. Under the agreement, CEI will manufacture X-ray tubes using semiconductor chips provided by the Company.

We are in the final phase of the development under our original Research and Development Agreement with CSEM (a Swiss technology innovation center with MEMS Foundry Services). We intend to transition to a production supply agreement and going forward will issue CSEM Purchase Orders as needed to supplement our chip supply needs.

As we further expand our business in connection with the commercialization of our technology, we expect to seek to engage several additional manufacturers of the Nanox.ARC and the Nanox.ARC X. If any of our current or future manufacturers or suppliers experience delays in production, breach their agreements, are unable to meet their contractual or quality requirements, or become unwilling to perform for any reason, our own production of the Nanox.ARC and the Nanox.ARC X may be delayed or interrupted. In addition, we may be unable, or may be unable in a timely manner, to locate alternative acceptable manufacturers or suppliers and enter into favorable agreements with them.

Our dependence on third-party manufacturers and suppliers involves a number of risks, including:

●	insufficient capacity or delays in meeting our demand, which could in turn delay our ability to commercialize and deliver the Nanox Systems;

●	inadequate manufacturing yields, inferior quality and excessive costs;

●	inability to manufacture products that meet the agreed upon specifications;

●	inability to obtain an adequate supply of materials or components;

●	inability to comply with the relevant regulatory requirements for the manufacturing process;

●	limited warranties on products supplied to us;

●	inability or failure to comply with our contractual obligations;

●	potential increases in prices; and

●	increased exposure to potential misappropriation of our intellectual property.

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

In addition to our direct sales force, we rely on third-party distributors and partners to deploy and commercialize the Nanox.ARC and Nanox.ARC X, and any failure by distributors to perform their deployment, sales, or operational obligations, or any termination of or dispute under these arrangements, could materially delay our commercialization timelines, reduce our revenue, and adversely affect our business, financial condition, and results of operations.

Our commercialization strategy for the Nanox.ARC and Nanox.ARC X depends significantly on the performance of third-party distributors, channel partners, and collaborative counterparties. As of the date of this Annual Report, in the United States, we have executed distribution agreements for approximately 360 CapEx systems in the U.S. over the next two to three years, with timing dependent on regulatory, operational, and market factors. In Europe, we rely on local distributors, including in Romania, the Czech Republic, Greece, and France, who are responsible for overseeing sales and market development, promoting the equipment, engaging with key opinion leaders, generating leads, handling local regulatory approvals, importation, installation, and after-sales support. In addition, we have initiated the Nanox Imaging Network initiative, a limited proof-of-concept under which currently our partner is responsible for site operations, personnel, regulatory permits, and local engagement.

Most of the Nanox.ARC systems currently deployed have not yet begun to generate revenues, and the timing and extent of revenue recognition will depend on the progression of deployments, system activations, and the performance of our distribution partners.

We face a number of specific risks related to our dependence on these third parties, including:

●	Failure to meet deployment commitments. Our distributors and channel partners may fail to deploy or sell the number of Nanox.ARC or Nanox.ARC X systems specified under their respective agreements, whether due to insufficient demand generation, lack of sales resources, competing priorities, or inability to secure customer commitments. Many of our distribution agreements have not yet resulted in revenue, and the anticipated volumes reflect expected, rather than committed, commercial activity.

●	Breach or non-performance. Our distributors or collaborative partners may default on their minimum purchase or payment obligations, or otherwise breach their contractual obligations, and it may be time-consuming and difficult to enforce such obligations in various jurisdictions.

●	Limited control over third-party activities. We do not control, and have limited visibility into, the commercial activities, resource allocation, staffing, operational capabilities, or strategic priorities of our distributors and channel partners. A distributor may devote insufficient resources to the promotion and deployment of the Nanox System, may move forward with competing products, or may experience business combinations or changes in strategy that adversely affect its willingness or ability to perform.

●	Regulatory and operational dependencies. In some markets, our distributors are responsible for obtaining local regulatory approvals, import licenses, facility certifications, and other permits. Delays or failures by distributors to secure such approvals could prevent or significantly delay commercial deployment of the Nanox.ARC and Nanox.ARC X in the affected markets.

●	Termination or non-renewal. Our distribution and collaborative arrangements are subject to termination or expiration provisions. If a key distributor or partner terminates its agreement, declines to renew, or allows the agreement to expire, we may face significant gaps in market coverage, and we may be unable to find a replacement distributor on favorable terms or at all within the affected territory.

●	Nanox Imaging Network NIN and network model risks. Our NIN proof-of-concept is at an early and limited deployment phase, and our partner’s performance in site operations, regulatory permits, and local engagement is critical to its success. If our partner or other third party we contract with fail to obtain or maintain required licenses or permits, or if we fail to structure the required framework for the NIN operation, or if site operations do not meet applicable standards, we could face delays, penalties, or forced changes to the model.

●	Concentration risk. A significant portion of our near-term deployment pipeline in the United States is concentrated among a limited number of distribution partners. If any one of these partners underperforms or terminates its relationship with us, the impact on our commercialization efforts and expected revenue could be disproportionate.

The occurrence of any of these risks could result in delays in the deployment and commercialization of the Nanox.ARC and Nanox.ARC X, reduced scan volumes under our Subscription Model, loss of anticipated CapEx revenue, slower market penetration, diminished competitive positioning, and an adverse effect on our reputation with customers, healthcare professionals, and third-party payors. Given that we are in the initial stages of commercial deployment, with an unproven business plan and limited operating history, any significant disruption to our distribution network could materially impair our ability to achieve the scale and market presence necessary to sustain our business. These consequences could, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations, and prospects.

Defects, variability, or yield challenges in our proprietary digital X-ray source and tubes could impair product performance, trigger regulatory actions, and limit our ability to scale across our business models.

Our X-ray source is a MEMS-based semiconductor cathode packaged within a customized X-ray tube and differentiated from legacy thermionic tubes. Scaling production while maintaining consistency in emission characteristics and long-term stability is technically complex and depends on robust process controls and quality management. We manufacture MEMS X-ray chips in our Korean facility and are qualifying additional chip capacity with third parties; we are also developing both ceramic and glass-based digital X-ray tubes and have entered into agreements with suppliers, to manufacture tubes incorporating our emitter technology. Recently we adopted a restructuring plan intended to better align our manufacturing cost structure with our long-term financial model. As part of the restructuring, we will close our chip manufacturing line in South Korea, downsize our fabrication facilities, and transfer certain production activities to third-party international manufacturing partners. Following these changes, we intend to focus our operations in South Korea on research and development (R&D) and tube production activities that support the Nanox.ARC platform. The restructuring is expected to be substantially completed during fiscal year of 2026.

Variability in chip fabrication, tube assembly, or supplier processes can reduce yields, degrade lifetime or image performance over time, and increase warranty and service costs. If production lots fail to meet specifications, or if field units exhibit premature degradation, we could face shipment holds, rework, or replacements, which would delay deployments and increase costs.

Our dependence on multiple suppliers and manufacturing partners for critical MEMS X-ray chips and tube components increases our exposure to capacity, quality, and compliance risks. We rely on internal and external manufacturing for chips and tubes, and we are working with additional third parties to secure capacity. Transitioning to or qualifying new suppliers can be time-consuming and expensive and may require design modifications, renewed validation, or regulatory notifications. Supplier shortfalls, quality escapes, or disruptions, whether due to process drift, equipment issues, geopolitical events, or workforce limitations, could impair tube quality or consistency, constrain output, and delay installations. Because tubes are core to system performance and uptime, any quality issues can have outsized commercial impact, particularly under our Subscription, CapEx, and prospective Licensing (OEM) models where unit reliability influences scan volumes, customer satisfaction, and royalty realizations.

Tube quality control failures could result in mandatory field actions, regulatory enforcement, or loss of marketing authorizations, and could materially damage our reputation and financial results. The Nanox.ARC and the Nanox.ARC X and their tubes are subject to ongoing FDA and international post-market requirements, including QSR and Electronic Product Radiation Control provisions, and our CE mark for the Nanox.ARC depends on continued conformity with EU MDR and successful Notified Body audits of our technical documentation and quality system. If tube defects or performance degradation lead to reportable events, we may be required to initiate field corrections or recalls and could be subject to inspections, warning letters, import holds, or other enforcement. Significant or systemic issues could jeopardize certifications or require costly remediation, redesign, or revalidation. Any such actions can erode customer confidence, increase warranty and service liabilities, reduce system uptime, and impair our ability to scale deployments or to enter into and monetize OEM licensing arrangements, thereby adversely affecting our revenue and margins across our business models.

If the Nanox.ARC and Nanox.ARC X fail to integrate across diverse clinical settings or with existing healthcare IT infrastructure, our commercialization efforts could be delayed or impaired.

The Nanox.ARC and Nanox.ARC X are intended for use in professional healthcare facilities, hospitals, or radiological environments and have received FDA 510(k) clearances for general use indications on adult patients, including musculoskeletal, pulmonary, intra-abdominal, and paranasal sinus indications, adjunctive to conventional radiography. However, real-world integration can vary by site due to differences in facility infrastructure, network conditions, and IT configurations, and because elements of our system rely on cloud-based software. These factors can affect workflow, throughput and connectivity. Even where we have demonstrated compatibility, implementations can be complex, time-consuming, and costly for customers and collaborators, and may require additional validation, site-specific testing, or workflow changes that slow adoption. If the Nanox.ARC or Nanox.ARC X do not integrate consistently across deployment environments, or if we encounter extended validation cycles, we could face delays in installations, lost sales opportunities, or pressure to discount pricing to offset perceived integration risk.

Integration with third-party systems and legacy infrastructure presents interoperability, workflow, and cybersecurity risks that we do not fully control, including site infrastructure, bandwidth and network conditions, security controls, and legacy system configurations. These differences can affect image acquisition and routing, throughput, connectivity, and perceived image quality, and may necessitate site-specific validation, workflow redesign, and extended change-management to satisfy local IT policies. Our offering includes cloud-based software integrated with the Nanox.ARC and Nanox.ARC X, and our commercialization models contemplate working alongside customer IT networks and third-party systems. Interoperability challenges or misconfigurations by third parties can impair system availability or performance and disrupt workflows, imaging archive connectivity, or downstream reading and reporting processes. In some jurisdictions under our CapEx Model, customers may contract directly with third-party cloud providers instead of using Nanox.CLOUD, which adds further variability and increases the risk of misconfiguration or sub-optimal performance outside our direct control. Outages, security incidents, or improper implementation by customers or third parties may be attributed to us, resulting in reputational harm, remediation costs, service credits or other concessions, and could impede broader adoption of our systems. If implementations require greater-than-expected customer IT effort, prolonged testing, or custom interfaces, installations may be delayed, support costs may increase, or customers may defer or cancel purchases. These outcomes could negatively impact our commercialization timelines and margins.

Integrations with third-party systems create interoperability, workflow, and cybersecurity exposures that we may be blamed for even when the root cause lies with others. If outages, vulnerabilities, or integration failures occur, customers may attribute these problems to us, leading to dissatisfaction, warranty claims, remediation expense, or lost sales, all of the above could have a material adverse effect on our business results, cash flows, financial condition, or prospects

We are subject to ongoing regulatory and data protection obligations; performance or integration issues could trigger post-market actions, threaten certifications, or limit market access. Following FDA clearance and CE marking, we remain subject to pervasive post-market regulatory requirements, including Quality System Regulation (QSR), medical device reporting, complaint handling, corrective and preventive actions, and, where required, post-market surveillance. Our CE mark is conditioned on continued conformity assessment, including periodic review of our quality system and manufacturing sites by our Notified Body. Integration or performance problems that lead to adverse events, reportable malfunctions, or cybersecurity vulnerabilities may necessitate field corrective actions or recalls, could result in FDA or foreign enforcement, and could jeopardize our CE mark or other country-specific authorizations. Additionally, data protection, localization, and electronic product radiation control rules may impose obligations on both us and our ecosystem partners; failures by us or by third parties could restrict deployments, increase compliance costs, or delay revenue. Any of these outcomes could harm our reputation, lead to customer dissatisfaction or warranty claims, reduce sales, and adversely affect results of operations.

If the Nanox.ARC or Nanox.ARC X exhibit instability or performance degradation over time or across units, including issues related to our MEMS-based X-ray source, we could face regulatory scrutiny, increased costs, reputational harm, and reduced revenues across our business models.

The Nanox.ARC and Nanox.ARC X are multi-source, tomographic, digital X-ray systems that integrate our proprietary MEMS-based semiconductor X-ray emitter packaged in a customized tube and operates together with our cloud software, Nanox.CLOUD. Although we have obtained U.S. FDA 510(k) clearances for general use indications for the Nanox.ARC and Nanox.ARC X, and subsequently received a CE mark for the multi-source Nanox.ARC (including Nanox.CLOUD), real-world stability can vary across sites and over time. Our emitter technology and MEMS X-ray chips are novel and that scaling and maintaining consistency present challenges. Variability in emission characteristics, drift, or other performance changes at the tube or system level could impair image quality, throughput, and uptime. Our limited field deployment history increases the risk that long-term stability issues may not be fully observable until we scale installations. Any such instability, whether intermittent, unit-specific, or cohort-wide, could delay deployments, increase replacement and service costs, and erode customer confidence.

Because the Nanox.ARC and Nanox.ARC X rely on software, firmware, and cloud connectivity, interactions between hardware and software can affect perceived device stability. Software or firmware updates, changes in cloud services, or defects in our or third-party software could alter timing, calibration, image processing, or connectivity behaviors in ways that appear as hardware faults, and vice versa. Major imaging peers caution that ensuring the utility, compatibility, and performance of cloud and software solutions across devices depends in part on the reliability of third-party vendors and networks; cloud-connected imaging companies have also disclosed that undetected software errors or recalls can arise even after clearance and deployment. If software changes, cloud outages, or misconfigurations introduce instability or require rollbacks, we may need to halt installations, push patches under compressed timelines, or dispatch field service, incurring costs and reputational damage and potentially disrupting clinical operations.

Stability failures can trigger significant post-market and enforcement exposure. Even after receiving 510(k) clearance and the CE mark, we remain subject to ongoing regulatory obligations, including complaint handling, medical device reporting, field corrective actions and recalls, and continued conformity assessments in the EU. Product instability or quality issues can lead to FDA-reportable corrections/removals, recalls, inspections, warning letters, import holds, or changes to clearances. If regulators disagree with our assessment of whether a change or failure is reportable or whether a modification requires a new 510(k), we could be required to cease marketing, implement extensive remediation, or undergo revalidation. Such actions could delay our roadmap, increase costs, and jeopardize market access.

Commercial and financial consequences would be material across our Subscription, CapEx, and Licensing (OEM) models. Under our Subscription and CapEx Models, instability that reduces system uptime or image consistency could depress scan volumes, prompt service credits or warranty claims, extend acceptance testing, and lead to cancellations or discounting. Under a prospective Licensing model, licensees may scale back adoption or delay launches if field performance variability undermines their regulatory filings, quality metrics, or customer satisfaction; disputes could also arise over allocation of root-cause responsibility when instability stems from interactions between our emitter technology and a licensee’s system or software stack. Field failures and quality excursions can lead to recalls, warranty exposures, and reputational harm that depress future orders. Persistent or systemic product stability issues could therefore reduce revenues, margins, and potential royalty streams.

Finally, our limited installed base and the novel nature of our MEMS-based source make it difficult to predict long-term performance under diverse, real-world conditions and workload profiles. As we expand indications, sites, and use cases, we may encounter stability behaviors not seen in earlier testing or pilot deployments. If we cannot promptly detect, diagnose, and remediate emerging patterns at scale, including through design changes, software updates, or supplier process controls, future instability could compound across cohorts and regions, amplifying service costs, delaying revenue recognition, and harming our brand, and causing our business to fail.

Our efforts may never demonstrate the feasibility of our digital X-ray source technology, including both the MEMs X-ray chips and tubes, for commercial applications.

We have developed our X-ray source technology, including both the MEMs X-ray chips and tubes, and the Nanox System, which includes the Nanox.ARC, the Nanox.ARC X, and the Nanox.CLOUD. Even though we believe our X-ray source, which we refer to as the Nanox.SOURCE, has achieved commercial applicability, our technology has not been tested over extended periods of time and therefore no meaningful data exists regarding the durability, safety and effectiveness of our X-ray source over extended periods. In addition, there is no precedent for commercialization of technology like ours. The commercial scale production and deployment of the Nanox System will require significant additional service, training, sales, and marketing efforts, and we may not be able to ensure the effectiveness, accuracy, consistency, stability, and safety of the Nanox System in mass production and deployment. Any unanticipated technical or other problems and the possible insufficiency of funds and other resources needed to continue the development and commercialization of our X-ray source, the Nanox.ARC, and the Nanox.ARC X, or the Nanox.CLOUD may result in delays and cause us to incur additional expenses that would increase our losses. If our X-ray source is not commercially feasible now or in the long term, our business may fail.

Two of our business models depend on the successful commercial application of the Nanox.CLOUD, which is subject to numerous risks and uncertainties.

In addition to the Nanox.ARC, and the Nanox.ARC X, we have also developed, and continue to improve, the Nanox.CLOUD, a companion cloud software designed to deliver scans. The continued development and commercialization of the Nanox.CLOUD has a number of risks, including:

●	the Nanox.CLOUD requires a considerable investment of technical, financial, and legal resources, which may not be available to us;

●	it may not be technically viable to integrate the Nanox.CLOUD with the businesses of our potential customers and collaborators, such as local operators, radiologists, cloud storage providers, medical artificial intelligence (“AI”) software providers and others;

●	market acceptance of the MSaaS model is affected by a variety of factors, including security, reliability, scalability, customization, performance, customer preference, patients’ concerns with entrusting a third party to store and manage their health data, public concerns regarding privacy and compliance with restrictive laws or regulations;

●	our cloud-based service may raise concerns among our customer base, including concerns regarding changes to pricing over time, service availability, information security of a cloud-based solution and access to medical images while offline;

●	the Nanox.CLOUD may be subject to computer system failures, infrastructure failures, cyber-attacks or other security breaches;

●	incorrect or improper implementation or use of the Nanox.CLOUD by third-party cloud-service providers under our CapEx Model could result in customer dissatisfaction and harm our business and reputation;

●	undetected software errors or flaws in the Nanox.CLOUD could harm our reputation or decrease market acceptance of our business models;

●	we may incur higher costs than we expected as we expand our cloud-based services; and

●	AI model hosting and deployment within the Nanox.CLOUD may be impaired by model drift, limitations on continuous learning in regulated environments, or customer requirements to operate on-premises, which could delay or prevent realization of expected benefits.

If we are unable to successfully commercialize the Nanox.CLOUD, our business, financial condition, results of operations and prospects could be negatively impacted.

Our ability to generate revenue from our teleradiology services and AI solutions, as well as the other imaging offerings that we are developing, will depend in large part on referrals from physicians.

Our AI solutions present technical and clinical risks, including algorithmic errors, bias, lack of generalizability across demographics or scanner protocols, and user over-reliance that could contribute to misdiagnosis or delayed diagnosis. Our safeguards, validation studies and post-market monitoring may not fully prevent adverse outcomes, which could result in regulatory actions, product modifications, contractual indemnity obligations, malpractice claims or reduced adoption. The use of AI in healthcare offerings poses certain clinical risks resulting from potential misdiagnosis or misinformation provided from AI applications, diminishing critical judgment, or loss of interpersonal care from clinicians. These deficiencies could undermine the decisions, predictions, or analysis AI applications produce, as well as their adoption, subjecting us to competitive harm, legal liability, including under new proposed legislation regulating AI in jurisdictions such as the EU or new applications of existing data protection, privacy, IP, and other laws; regulatory actions; and reputational harm. In addition, emerging laws and standards for AI transparency, data governance and human oversight may increase compliance costs and constrain product features.

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

In our teleradiology services, any shortage, turnover, suspension, loss of licensure or credentialing, or reduced availability of our independent radiologists could impair service levels, delay reads, increase costs to recruit replacements, or require curtailment of services to customers across facilities.

All of these risks are amplified by the critical nature of healthcare decisions and the sensitivity of health-related information, and the occurrence of any of the above could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We are highly dependent on the successful manufacturing, service, training, marketing and sale of our X-ray source technology and the related products and services.

Our core digital X-ray source technology is the basis of our Nanox System. As a result, the success of our business plan is highly dependent on our ability to manufacture and commercialize our X-ray source technology and related products and services, and our failure to do so could cause our business to fail. Successful commercialization of medical imaging devices is a complex and uncertain process, dependent on the efforts of management, manufacturers, local operators, integrators, medical professionals, third-party payors, as well as general economic conditions, among other factors. Any factor that adversely impacts the manufacture and commercialization of our X-ray source technology or related products and services will have a negative impact on our business, financial condition, results of operations and prospects. Some potential factors include:

●	our ability to achieve sufficient market acceptance by hospitals and clinics, providers of medical imaging services, medical professionals such as radiologists, third-party payors and others in the medical community;

●	our ability to compete with existing medical imaging technology companies;

●	our ability to establish, maintain and expand our service, training, sales, marketing and distribution networks;

●	our ability to obtain and/or maintain necessary regulatory approvals; and

●	our ability to effectively protect our intellectual property.

Our inability to successfully obtain applicable approval for and subsequently commercialize our X-ray source technology or related products and services, and/or successfully develop and commercialize additional products or any enhancements to the products which we may develop would have a material adverse effect on our business, financial condition, results of operations and prospects.

Products utilizing our technology may need to be approved or cleared by the FDA and similar regulatory agencies worldwide and local regulations by state and country. We may not receive, or may be delayed in receiving, the necessary approval or clearance for our future products, which would adversely affect business, financial condition, results of operations and prospects.

On April 28, 2023, we received a 510(k) clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD), a multi-source 3D digital tomosynthesis system, as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. On December 4, 2024, we received 510(k) clearance from the FDA for the Nanox.ARC, for general use including human musculoskeletal system, pulmonary, intra-abdominal, and paranasal sinus indications, adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicians. In the U.S., each state requires regulatory approvals for these uses. The Company received regulatory approvals in some states and intends to pursue the requisite approvals in additional states. On February 25, 2025, we received the CE mark certification to market the multi-source Nanox.ARC system, including the Nanox.CLOUD, its accompanying cloud-based infrastructure. In April 2025, we received a 510(k) clearance from the FDA for the Nanox.ARC X, an AI-ready, multi-source digital tomosynthesis system that makes advanced 3D imaging possible in more places at significantly lower radiation dose than CT, which clearance covers the production of tomographic images for general use, including the human musculoskeletal system and pulmonary, intra-abdominal and paranasal sinus indications, adjunctive to conventional radiography on adult patients. In February 2026, we received a 510(k) clearance from the FDA for TAP2D, a new cloud enabled image enhancement capability for the Nanox.ARC and Nanox.ARC X. In the future, we plan to seek additional clearances or approvals from the FDA for additional uses of the currently cleared Nanox System, or for future versions of the Nanox System.

We are still in the early stages of commercializing the FDA-cleared Nanox.ARC, Nanox.ARC X, and the Nanox.CLOUD as the Nanox System, and we may also commercialize more future versions of our Nanox System, once cleared or approved. We may need to seek approval from foreign regulatory authorities and local approvals. We believe the digital X-ray source falls within a category of radiology vacuum tubes converting electrical input power into X-rays that utilize the same energy levels, radiation types and throughputs as already existing and approved X-ray tubes applied in a wide range of radiology medical procedures. As a result, we expect that there will be no novel claim or methodology related to the X-ray radiation produced by the digital X-ray source; however, regulatory agencies may not agree. Although we have received FDA clearance for the Nanox.ARC and Nanox.ARC X, efforts to achieve additional governmental clearances and approvals could be costly and time consuming, and we may not be able to obtain any such required clearances or approvals in accordance with our anticipated timeline or in a cost-efficient manner. Any delay or failure to obtain necessary regulatory clearances or approvals could have a material negative impact on our ability to generate revenues. Even if the products containing our technology receive the required regulatory clearance or approval, such products will remain subject to extensive regulatory requirements. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions.

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

The success of our business models is subject to numerous risks and uncertainties.

The success of the CapEx model and the Subscription Model will depend on various factors, including:

●	the process of manufacturing and deploying the Nanox System is a complex, multi-step process that depends on factors outside our control, and could cause us to expend significant time and resources prior to earning associated revenues;

●	the manufacturing cost of the Nanox.ARC and the Nanox.ARC X may be higher than we expect, may increase significantly, or may increase at a higher rate than anticipated, and we may not be able to set or timely adjust our pay-per-scan pricing to compensate for any increased costs;

●	the manufacturing of the Nanox.ARC and the Nanox.ARC X may take longer than we expected, and we may have insufficient manufacturing capacity and experience delays in the manufacturing and deployment of the Nanox System, which would have a negative impact on the timing of our revenues;

●	deployment and full utilization of the Nanox System may not be fully achieved or may take substantially longer than we expect, and we may not be able to deploy a sufficient number of units of the Nanox System to support our business or to effectively stimulate market interest;

●	the conditions precedent under our MSaaS agreements may not be met;

●	we may not be able to negotiate or renegotiate any MSaaS agreement on terms attractive to us or to the agreement counterparty;

●	agreement counterparties may fail to perform their obligations under such agreements;

●	a Nanox System may perform fewer scans per day than our estimates due to a number of factors, including low market acceptance rate, technical failures and downtime, service disruptions, outages or other performance problems, which would have a negative impact on our revenues and our ability to recover costs;

●	the implementation, integration and testing of the Nanox System with our potential customers and collaborators can be complex, time-consuming and expensive for them, which may have a negative impact on the timing of our revenues;

●	the inability or unwillingness of potential customers to invest in the required safety infrastructure, including customary X-ray shielding, to allow the Nanox.ARC and the Nanox.ARC X to be safety operated;

●	as part of the Subscription Model, we will be responsible for maintenance of the Nanox System units we deploy, which may be more costly and time-consuming than we expect;

●	our customers may not be able to find or retain a sufficient number of radiologists to review the images generated by the Nanox System, especially as we deploy additional Nanox Systems and the volume of scans increases;

●	the portion of our pay-per-scan pricing allocated to our collaborators may not be acceptable to them, either now or in the future, and pricing negotiations with such collaborators may be a complex and time-consuming process;

●	the availability of insurance coverage and the level of reimbursement for the Nanox.ARC and the Nanox.ARC X provided by third-party payors may not be sufficient for our customers;

●	our pay-per-scan pricing may not be sufficient to recover our costs and may not be adjusted in a timely manner, which could negatively affect our revenues or cause our revenues and results of operations to vary significantly from period to period;

●	we may be unsuccessful in maintaining our target price per scan because we do not control the price charged by local operators and higher prices may adversely affect market acceptance of the Nanox System; and

●	regulatory authorities may challenge our business models altogether, and impose significant civil, criminal, and administrative penalties, damages, fines, and/or exclusion from government funded healthcare programs, which could adversely affect our revenues and results of operations.

Any of the above factors may negatively affect the implementation of our business models, or cause their failure.

Adoption of our system in a traditional capital-equipment procurement cycle may be slower or more limited than we expect, which could adversely affect revenue, margins and utilization.

Hospital and imaging-center purchases of capital equipment are often cyclical, require extended budgeting, and depend on factors such as macroeconomic conditions, competing priorities, and third-party reimbursement dynamics. Even at a price point we expect to be lower than many existing imaging systems, prospective customers may defer or reduce purchases, select competing products from entrenched incumbents, or demand discounts that compress margins. If we cannot demonstrate compelling clinical utility, workflow integration and total cost of ownership, or if we face extended evaluation and tender cycles, our sales velocity, pricing and gross margins in the CapEx Model could be materially and adversely affected.

Our reliance on third-party cloud vendors and third-party service providers in CapEx deployments introduces operational, security, compliance, cost and reputational risks we cannot fully control.

Under the CapEx Model, in certain jurisdictions owner-operators may contract directly with third-party cloud vendors for services that would otherwise be delivered through Nanox.CLOUD, and third-party service providers for installation and maintenance. We would have limited control over those third parties, which may be subject to outages, performance issues, cybersecurity incidents, misconfiguration, or non-compliance with healthcare data protection and localization requirements. If a cloud or service partner fails to meet availability, security or regulatory obligations, or incorrectly implements our system, customers may attribute the problem to us. We could face warranty claims, contractual disputes, reputational harm, remediation costs, or lost sales, even where we are not the contracting party, adversely affecting our business.

We may face intensified competition from established imaging companies and emerging technologies; pricing pressure and feature parity could erode our value proposition.

Large, established imaging OEMs have broad portfolios, service organizations, and purchasing relationships. They may reduce prices, enhance features, bundle service or financing, or use their installed base and ecosystem advantages to displace or delay our system sales. Emerging imaging modalities or AI-enabled enhancements to existing systems could also diminish our differentiation. If we cannot sustain clinical performance, reliability, interoperability, and economic benefits versus alternative solutions, our CapEx win rates and realized pricing could decline.

Cross-border sales expose us to localization, import/export, installation, and receivables risks that may be difficult and costly to mitigate.

International shipments of medical imaging systems often require country-specific certifications, localization (including language, electrical standards, and data-handling practices), and coordination with local distributors, installers, and service teams. Delays in import permits or customs clearance, evolving trade and tariff regimes, and complexities in foreign contracting, receivables collection and enforcement could impact timing of revenue recognition and cash conversion. Where owner-operators select local service providers, variable quality and uneven regulatory familiarity may increase post-installation risks, adversely affecting our business operations.

We may incur product performance, warranty and post-market obligations that could be heightened where third parties provide services we do not control.

Even if our system meets specifications, performance issues stemming from third-party cloud environments or third-party maintenance (including spare parts quality, calibration, and software updates) may result in downtime, image quality complaints, or safety events. We may be required or expected to support remediation or participate in investigations, field corrective actions or recalls, potentially at our cost or with reputational impact. In serious cases, regulators may impose conditions on continued marketing or usage. These risks could adversely affect our business operations and financial results.

Our Nanox Imaging Network (NIN) proof-of-concept is early stage, unproven and dependent on third parties; regulatory, reimbursement and operational complexities—particularly in workers’ compensation and other specialized care settings—may prevent us from scaling the model or realizing meaningful revenue.

We have initiated the Nanox Imaging Network (NIN), a limited proof-of-concept (POC) initiative to evaluate a network-based imaging services model in the United States focused on workers’ compensation and other specialized care segments. The POC is at an early and limited deployment phase, with a small number of sites in various stages of setup. We have not committed to a broader rollout, and there is no assurance that the POC will be expanded, successfully implemented, or result in material revenues. Early pilots may not reflect the operational, regulatory, technology integration or economic outcomes of a larger network, and any favorable or unfavorable site-level results may not be indicative of broader scalability or commercial viability. If the POC underperforms on utilization, throughput, quality, or economics, or if we encounter delays in site readiness, payer onboarding, or IT integration, we may discontinue or materially alter NIN without achieving our objectives.

The NIN model divides operational responsibilities between us and third parties we contract with: we are responsible for certain technical and operational elements (including deploying and maintaining Nanox.ARC systems and providing connectivity and service support), while the third parties are responsible for site operations, personnel, regulatory permits and local engagement. We may be adversely affected by third parties’ performance or by factors outside our control, including staffing, credentialing, site workflow, local compliance, payer enrollment, or billing practices. Network-based healthcare services frequently rely on affiliated or contracted entities to deliver care while complying with state-by-state corporate practice of medicine, licensure, and facility rules; telehealth peers disclose that evolving, differing state requirements and interpretations can complicate operations and require continuous compliance monitoring. If we or the third parties we contract with fail to obtain or maintain required licenses or permits, if arrangements are found to violate state restrictions (including corporate practice or fee-splitting prohibitions), or if site operations do not meet applicable standards, we could face delays, penalties, or forced changes to the model. We may also be blamed for service issues beyond our control, damaging our reputation and limiting expansion.

NIN targets sensitive and specialized care settings, including post-accident and occupational health clinics, nursing homes, and correctional healthcare, each of which presents heightened regulatory and reputational exposure. State and payer rules for these settings can involve additional licensing, facility certification, background checks, security protocols, and documentation standards; telehealth and services companies caution that state-level requirements vary widely and are subject to evolving interpretation by medical boards and attorneys general. Adverse events, security incidents, or operational breakdowns in these environments can attract outsized scrutiny and media attention, harming our brand and relationships with providers and payers. Moreover, our existing obligations as a medical device manufacturer continue post-market, performance or integration issues involving Nanox.ARC in NIN sites could trigger reportable events, field actions, or other regulatory follow-ups, increasing cost and delaying deployments.

Reimbursement dynamics for NIN are uncertain. While certain workers’ compensation arrangements may allow higher per-scan pricing than standard reimbursement frameworks, results depend on state-specific fee schedules, payer policies, and contract terms, all of which vary and can change. Radiology services peers disclose that reimbursement is influenced by state workers’ compensation rules, broader commercial payer trends, and increased enforcement of billing and documentation standards; reductions, denials, post-payment audits, or retroactive adjustments could materially impact revenue and cash flow. If expected pricing advantages do not materialize, or if payer mix, authorization hurdles, or dispute rates are less favorable than anticipated, NIN may not achieve target returns, and site economics may not justify expansion.

Even if the POC achieves technical connectivity and initial reimbursement, scaling a network service requires consistent image quality, uptime, data security, and seamless integration with site workflows, all while meeting data protection and privacy obligations.

Any combination of these factors could cause us to terminate the POC or decide not to scale the model, which would limit our growth opportunities and increase costs without corresponding revenues.

Our Licensing (OEM) Model depends on identifying, contracting with, and retaining qualified licensees; delays or failures to secure licensees would limit our ability to generate upfront fees and royalty revenue.

Under the Licensing Model, we may license our X-ray source technology to medical imaging device and other X-ray manufacturers, either tailored to their existing systems or for new imaging systems, with an upfront one-time license fee and recurring per-unit royalties. We have not yet entered into licensing agreements. If we cannot timely attract suitable OEM partners on acceptable terms, negotiate appropriate economics and protections, or align on development roadmaps, we may be unable to generate anticipated license fees or establish a recurring royalty base, which would adversely affect our results.

We may not be successful in tailoring our X-ray source to the specific systems of other medical or non medical imaging companies under our Licensing Model, and/or entering into licensing agreements on terms favorable to us.

Under our proposed Licensing Model, we expect to be engaged to tailor our X-ray source to other medical or non medical imaging companies’ or manufacturers’ of other X-ray devices specific systems to replace the legacy X-ray source or to license our X-ray source technology to them to develop new types of imaging systems, and we expect to receive a one-time, non-recurring licensing fee upfront, as well as recurring royalty payments for each imaging system sold by such companies. We expect customization to be a complex and multi-step process that varies for each project, which will require significant research and testing activities. We may also not be able to demonstrate the feasibility, functionality or safety of our technology in other medical imaging systems, meet the potential licensees’ design and manufacturing requirements, or satisfy their marketing and product needs. In addition, we may not be successful in entering into licensing agreements with favorable terms as a result of a numbers of factors, many of which are outside of our control, including willingness of, and the resources available to, other medical and non-medical imaging companies to in-license our novel X-ray source technology, our ability to agree with a potential partner on the value of our technology, or on the related terms, as well as the availability of other technologies at lower cost or other alternative technologies at the time. We have not entered into any licensing agreements to date. Any of the above factors may negatively affect the implementation of our Licensing Model, or cause our Licensing Model to fail.

Our ability to accurately calculate, audit, and collect royalties depends on licensee reporting and contract enforceability, particularly across multiple jurisdictions.

Royalty revenues under the Licensing Model will depend on complete and timely reporting by licensees of units shipped, transfer prices and other contractually defined royalty bases. Disputes may arise over definitions, exclusions, or set-offs; licensees may under-report, delay payments, or challenge audit findings. Cross-border operations add complexity for tax, currency, data-access, and enforcement. Where necessary, audit and enforcement actions may be costly, time-consuming, and uncertain, and collections in some jurisdictions may be difficult. Persistent reporting or collection issues could reduce, delay or impair our royalty revenues, and adversely affect our results of operations.

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

In November 2021, we completed the acquisitions of Zebra (and subsequently changed its name to Nanox AI), a deep-learning machine analytics company; USARAD, a leading provider of teleradiology services; and the assets of MDWEB, a decentralized marketplace connecting imaging facilities with radiologists. Following these acquisitions, we integrated the operations of these businesses and began generating revenue through the sale of teleradiology services and AI solutions by the end of 2021. In November 2025, we completed the acquisition of Vaso Healthcare IT Corp. (and subsequently changed its name to Nanox Health IT Inc.), a healthcare information technology provider serving hospitals and healthcare providers across the United States. The integration of Nanox Health IT is expected to serve the Company’s AI business in the U.S., enhancing customer experience. Despite our efforts, we may never realize the expected synergies, business opportunities, and growth prospects from future acquisitions or joint ventures. We might not capitalize on anticipated business opportunities, and assumptions about expected cost savings could be inaccurate. Additionally, general industry and business conditions may deteriorate. Integrating operations can require significant effort and expense, and personnel may leave or be terminated due to an acquisition. Our management’s attention might be diverted during the integration process. If these factors hinder or limit our ability to integrate future acquisitions successfully or on time, our expectations for future operational results, including cost savings and synergies, may not be met. Failure to manage these risks effectively in future acquisitions and new business lines could materially and adversely affect our business, financial condition, and results of operations.

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

The medical imaging industry is rapidly evolving and subject to intense and increasing competition. To compete successfully and to be able to establish and maintain a competitive position in current and future technologies, we will need to demonstrate the advantages of our technology over well-established alternative solutions, products and technologies, such as computed tomography, as well as newer methods of medical imaging and early detection. To achieve this, we will need to raise or develop financial resources, technical expertise, marketing, distribution or support capabilities and we may not be successful in doing so.

Also, companies offering traditional medical imaging systems, such as GE Healthcare, Siemens, Philips, Hologic, Varian, Fuji, Toshiba and Hitachi, may be better established in the market than we are, have greater corporate, financial, operational, service, training, sales and marketing resources than we do, or have more experience in research and development than we have. In particular, the field emission technology has been used by a wide range of leading market players in an attempt to create an alternative digital source of X-ray, the most well-known attempt being the use of carbon nano tubes as the base materials for a potential field emission-based solution. In addition, early-detection technologies developed by other companies, such as blood testing and DNA screening, may also reduce the attractiveness of our technology for early detection or render it obsolete. Successful developments of these or other technologies by competitors resulting in new approaches for medical imaging, including technologies, products or services that are more effective or commercially attractive, could make our technology less useful or obsolete. We may also face opposition from certain industry leaders, who may have political influence and the ability to delay deployment of the Nanox System in certain geographical areas.

Furthermore, as the market expands, we expect the entry of additional competitors, such as cloud computing companies or leading IT companies, who may have longer operating histories, more extensive international operations, greater name recognition, and/or substantially greater technical, marketing and financial resources.

Our competitive position also depends on our ability to:

●	generate widespread awareness, acceptance and adoption of our technology and future products or services;

●	develop new or enhanced technologies or features that improve the convenience, efficiency, safety or perceived safety, and productivity of our technology and future products or services;

●	properly identify customer needs and deliver new products or services or product enhancements to address those needs;

●	limit the time required for development until commercial production;

●	limit the timing and cost of regulatory approvals;

●	attract and retain qualified personnel and collaborators;

●	protect our inventions with patents or otherwise develop proprietary products and processes; and

●	secure sufficient capital resources to expand both our continued research and development, and service, training, sales, and marketing efforts.

With respect to our AI imaging solutions, this field has significantly progressed in the last few years and there are currently over 700 FDA cleared AI products in the imaging field. There are many companies, offering various solutions which are typically categorized at triage solutions to identify acute time sensitive diagnosis, productivity solutions to facilitate the work of the radiologist or radiology technician or population health solutions to identify disease states not typically highlighted by the radiologist. We compete with established imaging OEMs and specialized AI developers that may have larger annotated datasets, broader distribution, established reimbursement pathways, and the resources to conduct multi-site validation and post-market studies required by health systems.

Development, validation and lifecycle maintenance of our AI solutions require access to diverse, representative imaging studies and clinical labels. We rely on data obtained from customers, partners and third parties, often under agreements that restrict scope, duration, de-identification methods, permitted uses and model training. Evolving privacy laws, guidance on re-identification risk, patient consent requirements, and data localization rules may further limit data availability. If we cannot obtain, use or retain sufficient data, our model performance may stagnate or deteriorate, delaying product enhancements, regulatory submissions and commercial adoption.

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

We expect to do business globally, including in North America and certain countries in Asia, Europe, Africa, Latin America and Australia. Commercialization of our X-ray source technology, the Nanox.ARC and the Nanox.ARC X, or the Nanox System in foreign markets, either directly or through third parties, is subject to additional risks and uncertainties, including:

●	reimbursement and insurance coverage;

●	divergent approval and conformity assessment regimes for AI-enabled medical devices (e.g., CE marking under the EU MDR and evolving AI-specific requirements), which may necessitate additional technical documentation, post-market clinical follow-up and algorithm transparency measures;

●	cross-border data transfer and localization restrictions affecting AI model training, validation and teleradiology workflows;

●	our inability to find agencies, dealers or distributors in specific countries, states or regions;

●	our inability to directly control commercial activities of third parties;

●	limited resources to be deployed to a specific jurisdiction;

●	the burden of complying with complex and changing regulatory, tax, accounting and legal requirements;

●	different medical imaging practice and customs in foreign countries affecting acceptance in the marketplace;

●	import or export licensing and other requirements;

●	longer accounts receivable collection times;

●	longer lead times for shipping;

●	language barriers for technical training;

●	reduced protection of intellectual property rights in some foreign countries;

●	foreign currency exchange rate fluctuations; and

●	interpretations of contractual provisions governed by foreign laws in the event of a contract dispute.

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

In past years, we have recognized impairments in the carrying value of goodwill and long-lived assets. Significant impairment charges could negatively affect our results of operations and shareholders’ equity.

In the past we have had a substantial amount of goodwill on our consolidated balance sheet as a result of historical acquisitions. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. Goodwill that is expected to contribute indefinitely to our cash flows is not amortized but must be evaluated for impairment at least annually. If the carrying value exceeds current fair value as determined based on the discounted future cash flows of the related business, the goodwill or intangible asset is considered impaired and is reduced to fair value via a non-cash charge to earnings. Events and conditions that could result in impairment include adverse changes in the regulatory environment, a reduced market capitalization or other factors leading to reduction in expected long-term growth or profitability. Goodwill impairment analysis and measurement is a process that requires significant judgment. Our share price and any control premium are factors affecting the assessment of the fair value of our underlying reporting units for purposes of performing any goodwill impairment assessment. For the year ended December 31, 2023, we recorded goodwill impairment in an amount of $7.4 million, related to the Radiology services and Nanox AI reporting units. For the year ended December 31, 2025, we recorded an impairment of $17.5 million that was recorded as a result of an impairment related to the machinery and equipment of our Korean Fab chip line. Significant impairment charges could negatively affect our results of operations and shareholders’ equity.

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

We have entered into certain, and expect to enter into additional, collaborative arrangements and MSaaS agreements with respect to the research, development, manufacture and commercialization of our technology with different relevant industry participants, including, among others, local operators, integrators, radiologists, cloud storage providers and medical AI software providers and third-party payors. See “Item 4. Information on the Company—B. Business Overview—MSaaS Agreements” and “Item 4. Information on the Company—B. Business Overview—Collaboration Agreements.” Any future potential collaborative or MSaaS arrangements may require us to rely on external consultants, advisors and experts for assistance in several key functions, including research and development, manufacturing, regulatory, intellectual property, commercialization and distribution. We cannot and will not control these third parties, but we may rely on them to achieve results, which may be significant to us. Relying upon these collaborative arrangements subjects us to a number of risks, including:

●	we may not be able to control the amount and timing of resources that our collaborators may devote to our technology;

●	should a collaborator fail to comply with applicable laws, rules or regulations when performing services for us, we could be held liable for such violations;

●	inability to gather sufficient further clinical evidence to support our technology and its usage;

●	our collaborators may have a shortage of qualified personnel, particularly radiologists who can review the medical images generated by the Nanox System, especially as we deploy additional Nanox Systems and the volume of scans increases;

●	we may be required to relinquish important rights, such as marketing and distribution rights;

●	business combinations or significant changes in a collaborator’s business strategy may adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

●	our collaborators may default on their payments to us or fail to deliver standby letters of credit or financial guarantees, and it may be time consuming and difficult to enforce such payment obligations and obligations to provide standby letters of credit and financial guarantees in various jurisdictions, and we may be unsuccessful in enforcing such obligations;

●	our collaborative arrangements are subject to conditionality, including receipt of regulatory clearance and material compliance with acceptance test protocol, among other things, for the Nanox.ARC and the Nanox.ARC X;

●	under certain circumstances, a collaborator could move forward with a competing product developed either independently or in collaboration with others, including our competitors;

●	our current or future collaborators may utilize our proprietary information in a way that could expose us to competitive harm;

●	our collaborators could obtain ownership or other control over intellectual property that is material to our business; and

●	collaborative arrangements are often terminated or allowed to expire or remain unformalized by a written agreement, which could delay the ability to commercialize our technology.

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

Healthcare providers may use our products in a manner that is inconsistent with the products’ labeling and that differs from the manner in which they were used in clinical studies and authorized for marketing by the FDA. Off-label use of products by healthcare providers is common, and any such off-label use of our products could subject us to additional liability, or require design changes to limit this potential off-label use once discovered. Defending a suit, regardless of merit, could be costly, could divert management attention, and might result in adverse publicity, which could result in the withdrawal of, or result in reduced acceptance of, our products in the market.

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

Further, the radiologists that provide our teleradiology services may occasionally subject us to malpractice claims. For example, on November 29, 2023, a claim was asserted in Edgar County, Illinois against several defendants, including USARAD and a USARAD radiologist, alleging medical negligence relating to the failure to timely diagnose and treat a cervical spinal cord injury following a fall, including allegations that the radiologist misinterpreted a cervical CT and failed to recommend additional emergent diagnostic imaging. The matter remains in litigation and is proceeding through depositions. In addition, on February 7, 2025, a claim was filed in Saint Lawrence County, New York against several defendants, including USARAD and another USARAD radiologist, alleging medical negligence arising from the alleged misinterpretation of a CT scan and an alleged failure to diagnose a perforation of the sigmoid colon, which purportedly resulted in sepsis and the need for surgical intervention. The matter is in discovery pursuant to a Preliminary Conference Order, with depositions to be completed by October 30, 2026. Additional claims, suits or complaints relating to services provided by these radiologists or other radiologists have been, and may be asserted against us in the future. Any of these outcomes may have an adverse effect on our business, financial condition and results of operations, and may increase the volatility of our share price.

The coverage limits of our insurance policies we may choose to purchase to cover related risks may not be sufficient to cover future claims. If sales of the Nanox System or other products integrating our technology increase or we suffer future product liability claims or malpractice claims, we may be unable to maintain product liability insurance or malpractice insurance at satisfactory rates or with adequate amounts or at all. A product liability claim, any product recalls or excessive warranty claims, whether arising from defects in design or manufacture or otherwise, could negatively affect our sales or require a change in the design or manufacturing process, any of which could harm our relationship with our customers and partners, and have a material adverse impact on our reputation and business, financial condition, results of operations and prospects. Claims may arise from alleged misreads or delays in teleradiology interpretations, or from alleged defects or failures of our AI solutions, including claims asserting that use of our software contributed to a missed or delayed diagnosis; such claims may not be fully covered by product liability, errors and omissions or medical malpractice insurance. For example, a technical issue in a commercial engagement resulted in a mismatch between the country of origin of certain scans and their system labeling, leading to interpretation by radiologists licensed in different jurisdictions. Although the issue was identified and remediated, and corrective actions were implemented, similar incidents could result in regulatory, legal, or reputational risks.

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

Provision of teleradiology services is subject to extensive state licensure, facility credentialing, privileging and supervision requirements, as well as corporate practice of medicine and fee-splitting restrictions.

Our radiologists must maintain appropriate, often multi-state, medical licenses and hospital privileges, and any lapse, delay or adverse action could disrupt service delivery. Changes in state telehealth rules, cross-border practice restrictions, or payor policies could require us to modify or limit our service footprint. Any failure to comply with these licensure, credentialing, privileging, supervision, corporate practice of medicine or fee-splitting requirements, or any inability to adapt to evolving state telehealth rules, cross-border practice restrictions or payor policies, could result in fines, penalties, loss of licensure, denial or revocation of hospital privileges, disgorgement of fees, civil or criminal liability, the unenforceability of our service or compensation arrangements, reputational harm, or our inability to provide teleradiology services in one or more jurisdictions, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

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

Our reseller business depends on a limited number of third-party technology vendors and distributors whose authorizations and commercial programs may be changed or terminated, which could materially reduce our product offerings, margins, and revenue.

Our subsidiary, Nanox Health IT Inc. (formerly: Vaso Healthcare IT Corp.) (“Nanox Health IT”), a healthcare information technology provider serving hospitals and healthcare providers across the United States, resells and supports third-party healthcare IT infrastructure, cybersecurity, compliance, and imaging and clinical systems solutions for U.S. healthcare organizations. We rely on non-exclusive reseller agreements with the vendors we partner with. These arrangements are typically terminable on short notice. If we are unable to maintain or renew key vendor relationships, we could lose access to products and services that our customers demand, experience deterioration in pricing and incentives, and face delays in obtaining required support and licenses. Any such developments could impair Nanox Health IT’s growth and profitability and, by reducing our channel access and installed-base relationships, hinder adoption of our FDA-cleared AI imaging solutions where they are intended to be integrated with customer infrastructure.

If we fail to collect amounts owed to us by our customers, we may nevertheless remain obligated to pay third-party vendors and other service providers for the products and services we resell or procure on our customers’ behalf, which could adversely affect our liquidity, cash flows, financial condition, and results of operations.

Nanox Health IT provides healthcare information technology solutions and services to hospitals and other healthcare organizations in the United States and, as part of that business, resells and supports third-party healthcare IT infrastructure, cybersecurity, compliance, and imaging and clinical systems solutions. In these arrangements, we may act as an intermediary between our customers and the third-party technology vendors, software publishers, distributors, cloud providers, and service partners whose products and services we resell, integrate, support, or procure.

To the extent our customer contracts and vendor arrangements are structured on a “back-to-back” or similar basis, we may become contractually obligated to pay vendors (including for software licenses, subscriptions, hardware, support, professional services, cloud hosting, maintenance, or other third-party charges) on timelines that do not match, and may be independent of, our ability to collect payment from our customers. For example, we may be required to remit vendor payments even if a customer disputes an invoice, delays payment, is unable to pay, or defaults. In addition, our customers may withhold payment or seek offsets or credits based on allegations relating to performance, delays, service levels, cybersecurity incidents, or integration and interoperability issues, including where the underlying issue is attributable in whole or in part to a third-party vendor or product. At the same time, our ability to recover corresponding amounts from vendors may be limited by contract, subject to caps or exclusions, delayed, or disputed. As a result, we could incur material working capital needs and credit losses, and our operating cash flows could be adversely affected, including in periods when customer payment cycles lengthen, hospital budgets tighten, or macroeconomic conditions or healthcare reimbursement dynamics negatively affect customer liquidity. If we are required to make payments to vendors or other third parties without timely collection from customers, we may need to use cash on hand, draw on any available financing arrangements, or seek additional financing on unfavorable terms, and we may be required to reduce spending on growth initiatives, personnel, or other strategic priorities. Any of the foregoing could increase our expenses, reduce margins, and adversely affect our financial condition and results of operations.

Intense competition, including from original vendors that sell directly to end customers, may compress our margins and reduce our market share.

In our healthcare IT business, managed by our subsidiary, Nanox Health IT, we compete with other value-added resellers, systems integrators, and managed service providers, as well as with original equipment manufacturers and software publishers that increasingly sell directly to healthcare providers. Because the reseller market is characterized by price-based competition and structurally low gross margins, small shifts in vendor incentives or competitive pricing can significantly affect profitability. Competitive pressures may require us to match or beat aggressive pricing, expand pre-sales engineering and post-deployment support at our own expense, or accept less favorable terms. If we cannot maintain differentiation through healthcare-grade services and integration expertise, our margins and market share may decline. Reduced reseller profitability or lost deals would also lessen opportunities to deploy and scale our AI imaging platform in the United States.

We have limited control over the quality, availability, and support of third-party products and services we resell, which exposes us to operational, contractual, and reputational risk.

Our ability to deliver outcomes for customers of Nanox Health IT depends on third-party vendors’ product quality, security posture, regulatory readiness, release schedules, and technical support. Vendors may modify product features, pricing, licensing, support models, or end-of-life timelines without our consent. Product defects, cybersecurity vulnerabilities, delayed releases, supply constraints, or service degradations at our vendors can lead to project delays, increased remediation costs, customer dissatisfaction, credits or penalties under our contracts, and reputational harm to Nanox Health IT. Because we cannot control vendor roadmaps or manufacturing capacity, we may be unable to source functionally equivalent alternatives on acceptable terms or timelines. These issues may also impede integrations required for our AI imaging solutions to interoperate with customer systems and thereby delay our commercialization strategy.

Changes to vendor pricing models, or certification requirements could reduce our gross profit and require additional investments in personnel and training.

A meaningful portion of our reseller economics may depend on the pricing models we obtain from Nanox Health IT’s contracted vendors. Vendors may change their pricing models or require higher levels of sales specialization and technical certifications. Failure to obtain favorable pricing models or changes in required certification could lower our margins and require increased investment in sales engineering and compliance training, which may not be fully recoverable in pricing. Margin erosion at Nanox Health IT could constrain resources available to support the deployment and support of our AI imaging platform in customer environments.

Operating within U.S. healthcare environments subjects our reseller and managed services activities to complex and evolving regulations, including HIPAA and state privacy laws, and any non-compliance or security incident could result in significant penalties and loss of customer trust.

Nanox Health IT provides services and support within highly regulated clinical settings. In the course of delivering infrastructure, cybersecurity, compliance solutions, and imaging/clinical systems support, we may access or process protected health information, other sensitive data, or customer systems subject to the Health Insurance Portability and Accountability Act (HIPAA), state privacy and security laws, and contractual requirements. Compliance requires technical safeguards, administrative controls, workforce training, vendor diligence, and incident response capabilities. Actual or perceived non-compliance, a data breach, ransomware event, or security vulnerability, whether arising in our operations or those of our third-party vendors, could lead to regulatory investigations, contractual liability, indemnity claims, remediation costs, business interruption, reputational harm, and loss of customer relationships. Such events could also slow or prevent integration of our AI imaging solutions into customer workflows and hinder their clinical adoption.

We may face liability or reputational harm for third-party products or services we resell, integrate, or support, including in connection with clinical systems and cybersecurity solutions.

Customers may attribute system outages, performance issues, or security incidents to us when the underlying root cause lies with a third-party product, cloud service, update, or integration dependency. Our contracts may include service-level commitments, indemnification obligations, or limitations on our ability to disclaim responsibility for vendor performance. In healthcare environments, service disruptions or security incidents may carry heightened patient safety, operational, and regulatory implications. Even where we have contractual recourse against a vendor, recovery may be limited, delayed, or disputed. Reputational damage from such incidents could adversely affect both Nanox Health IT’s services pipeline and confidence in our AI imaging platform’s reliability and security posture.

Our U.S. healthcare customer base may be concentrated, and purchasing cycles can be lengthy and influenced by budgetary, reimbursement, and compliance considerations, resulting in revenue variability and forecasting challenges.

Hospital systems, imaging centers, radiology groups, and healthcare networks often undertake complex procurement processes, require extensive due diligence (including security, privacy, and compliance reviews), and coordinate across clinical, IT, and administrative stakeholders. As a result, sales cycles can be long, and order timing may be uneven or deferred due to budget constraints, capital allocation priorities, or regulatory considerations. If a limited number of key accounts reduce or delay purchases, or if we fail to expand within existing customers, our revenue and profitability could be adversely affected. Concentration and timing risks within Nanox Health IT’s business may also affect the pace at which we can pilot, integrate, and scale our AI imaging solutions with those customers.

Integrating Nanox Health IT into our operations and aligning third-party solutions with our FDA-cleared AI imaging platform may require significant resources and entails execution risk.

We intend to leverage Nanox Health IT’s infrastructure, cybersecurity, and clinical systems expertise to support the deployment and scaling of our AI imaging solutions across U.S. healthcare providers. Achieving this strategy requires coordinated product roadmaps with third-party vendors, development of validated interfaces and workflows, adherence to healthcare data and security controls, and expansion of our field engineering and customer success capabilities. Integration activities may divert management attention, increase operating expenses, or encounter unforeseen technical, regulatory, or contractual constraints. Delays or additional costs in integrating systems and services could slow commercial adoption of our AI imaging solutions and negatively impact our financial results.

Supply chain constraints, product allocation, or licensing changes by third-party vendors could delay customer projects and hinder deployments that are prerequisites for our AI imaging adoption.

Healthcare IT infrastructure and security projects frequently depend on specific hardware, cloud capacity, or software licenses. Vendor supply constraints, allocation priorities, changes in licensing models, or end-of-sale/end-of-support announcements can delay implementations or necessitate redesigns. Because our ability to deploy and support our AI imaging solutions often depends on the timely availability of compatible third-party components and environments, such disruptions could defer revenue, increase costs, or cause customers to reconsider platform standardization decisions in ways that disadvantage our offerings.

Our managed and professional services increase our exposure to project performance, staffing, and subcontractor risks that can affect customer outcomes and profitability.

Delivering design, deployment, migration, and ongoing managed services requires specialized personnel, stringent quality controls, and, in some cases, subcontractors or independent contractors. We may face challenges recruiting and retaining healthcare-grade security, compliance, and imaging systems expertise at scale, and labor cost inflation could pressure margins. Project scope changes, delays in customer readiness, or underestimation of effort may result in cost overruns, credits, or disputes. Where we rely on subcontractors or vendor professional services, their performance and availability may be outside our control. Any of these factors could reduce Nanox Health IT’s profitability and diminish our ability to deliver integrated environments that support our AI imaging platform.

Evolving vendor channel strategies, including shifts toward direct sales or consumption-based cloud marketplaces, may reduce our role or economics in customer transactions.

Some technology vendors and cloud providers increasingly transact directly with healthcare customers or through digital marketplaces, changing the value capture and role of resellers and systems integrators. If vendors reduce channel protections, limit partner margins, require direct contracts for certain services, or prioritize their own professional services, our ability to participate in, influence, and support customer solutions could diminish. Reduced involvement in customer environments would also limit opportunities to introduce, integrate, and expand our AI imaging solutions.

Any inability to maintain robust compliance, certifications, and partner designations across multiple vendors and regulatory frameworks could restrict our access to opportunities in U.S. healthcare.

Healthcare customers frequently require proof of security posture, privacy compliance, workforce training, background checks, and vendor-specific technical certifications. Maintaining these qualifications is resource-intensive and subject to periodic audit. If we fail to obtain or maintain required certifications, attestations, or partner designations, we may be excluded from bids or advanced support tiers, lose access to incentive programs, or face contractual penalties. These outcomes could materially limit Nanox Health IT’s growth and reduce the breadth of environments where our AI imaging solutions can be deployed.

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

Our ability to execute our business strategy depends, in part, on the continued and uninterrupted performance of our information technology systems, which support our operations. Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from, among others, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization or similar disruptive problems. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased and could be enhanced or facilitated by AI. Our systems are also subject to compromise from internal threats such as improper action by employees, including phishing attacks or malicious insiders, or by vendors, counterparties and other third parties with otherwise legitimate access to our systems. Our policies, employee training, procedures and technical safeguards may not prevent all improper access to our network or proprietary or confidential information by employees, vendors, counterparties or other third parties. For example, in March 2026, we became aware that we were subject to what we believe was an attempted cybersecurity breach. Although to our best knowledge, the attempted cybersecurity breach did not have a material adverse effect on our business, a similar event in the future could have a material adverse effect on our business operations, cash flows and financial condition. If any other similar event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. We may not be able to anticipate data breaches, cyber-attacks or other similar incidents, detect or react to such incidents in a timely manner, implement effective preventive measures against such incidents, or adequately remediate any such incident. In addition, we cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

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

Further, USARAD and the radiologists that provide our teleradiology services may occasionally subject us to malpractice claims. For example, on November 29, 2023, a claim was asserted in Edgar County, Illinois against several defendants, including USARAD and a USARAD radiologist, alleging medical negligence relating to the failure to timely diagnose and treat a cervical spinal cord injury following a fall, including allegations that the radiologist misinterpreted a cervical CT and failed to recommend additional emergent diagnostic imaging. The matter remains in litigation and is proceeding through depositions. In addition, on February 7, 2025, a claim was filed in Saint Lawrence County, New York against several defendants, including USARAD and another USARAD radiologist, alleging medical negligence arising from the alleged misinterpretation of a CT scan and an alleged failure to diagnose a perforation of the sigmoid colon, which purportedly resulted in sepsis and the need for surgical intervention. The matter is in discovery pursuant to a Preliminary Conference Order, with depositions to be completed by October 30, 2026.

In addition, a claim was filed in Israel against the Company, Nanox Imaging PLC (“Nanox Gibraltar”) and the deceased Mr. Ran Poliakine, the Company’s previous Chairman, alleging a breach of a consulting agreement between the plaintiff and Nanox Gibraltar. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

On December 11, 2025, we received a letter from a shareholder detailing certain purported concerns and allegations relating to representations made during negotiations regarding a certain asset transaction. On April 19, 2026, we entered into a settlement agreement with said shareholder, pursuant to which the alleging shareholder, on its own behalf and on behalf of its shareholders, fully released us from any and all claims, including those mentioned in the shareholder’s letter, claims relating to the asset transaction, and claims relating to our relationship with the shareholder and its affiliates and shareholders. In return for the release, and without admission of any liability, we agreed to issue to the shareholder 450,000 ordinary shares.

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

Significant tariffs or other restrictions related to “trade wars” placed on foreign nations’ imports or any related counter-measures taken by such countries may materially harm our revenue and results of operations.

The Nanox.ARC and the Nanox.ARC X production process involves manufacturers and/or suppliers in foreign nations for the production of certain components of the Nanox.ARC and the Nanox.ARC X. There have been significant changes and proposed changes in recent years to U.S. trade policies, tariffs and treaties affecting imports. The U.S. administration has announced additional tariffs on imports from a number of countries, including China. In response, China and other countries have imposed or proposed additional tariffs on certain imports from the United States, as well as additional trade restrictions. Such tariffs and any further legislation or actions taken by the United States or other countries that restrict trade, such as additional tariffs, trade barriers, tax policies related to international commerce, export controls, sanctions and investment restrictions, renegotiation of existing trade agreements with U.S. trading partners, and other protectionist or retaliatory measures taken by such governments, could adversely impact our business, financial condition and results of operations. If any forms of duties or tariffs are imposed on the Nanox.ARC or the Nanox.ARC X, or their components, we may be required to charge higher prices in the United States than we expect, which may result in fewer customers and harm our operating performance. Alternatively, we or our contractors may seek manufacturers and/or suppliers in countries not affected, or less affected by the tariffs, resulting in significant costs and disruption to our operations and business. Our business could also be impacted by retaliatory trade measures taken by other countries in response to existing or future tariffs, causing us to raise prices or make changes to our operations, any of which could materially harm our business, financial condition and results of operations. Escalating trade tensions between the U.S. and other countries may also disrupt global supply chains and could materially disrupt the manufacturing or deployment of the Nanox.ARC or result in significant price increases. The imposition of tariffs or other similar trade restrictions may also be inflationary, which could cause the cost of inputs to increase. Volatile trade relations have also caused and may continue to cause significant volatility in the global financial market. Further, political tensions as a result of trade policies could reduce trade volume, investment, technological exchange, and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

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

Geopolitical risks, including those arising from trade tension and/or the imposition of trade tariffs, terrorist activity or acts of civil or international hostility, are increasing. Similarly, the ongoing military conflicts in the Middle East and between Russia and Ukraine has had negative impacts on the global economy, including by contributing to rapidly rising costs of living (driven largely by higher energy prices) and created uncertainty in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. The Russian military actions and the resulting sanctions have had a negative impact on supply chains, our MSaaS agreements relating to Russia and Belarus or the region and adversely affect the global economy and financial markets. While we have not experienced any material disruption to our operations as a result of the current geopolitical developments, and our business continues to operate as planned across its global operations, there can be no assurance that the ongoing geopolitical developments will not have an impact on our operations, financial condition, or results of operations in the future. Any of the abovementioned factors could affect our business, prospects, financial condition and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

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

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Our management team may not successfully or efficiently manage our operations as a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, results of operations and prospects.

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

Our registered and unregistered trademarks or trade names are valuable assets and may be challenged, infringed, circumvented, declared generic, or determined to infringe third-party marks. We may not be able to protect our rights to these trademarks and trade names, which are necessary to build name recognition among potential collaborators or customers in our markets of interest. Competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. For example, the Sheba Fund for Health Services and Research filed four trademark applications for the word “ARC” and three additional logos; Intel Corporation filed a trademark application for the word “ARC” with the Israeli Patent Office; and Arcreal Inc. filed a trademark application for the word “ARC SCAN” with the Israeli Patent Office. These applications were published for possible opposition, and the Company filed oppositions, claiming that the marks are confusingly similar to its own trademark. The Company has signed co-existence agreements with each of them. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. We have not conducted any registrability studies for possible future trademarks to assess whether such marks would be successfully registered. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, and our business may be adversely affected. Furthermore, we may license our trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights, or other intellectual property may be ineffective and could result in substantial costs and diversion of resources, adversely affecting our competitive position, business, financial condition, results of operations, and prospects.

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

Generally, our manufacturing operations for medical devices, and those of our third-party manufacturers, are required to comply with federal and state regulations for medical devices and radiation-emitting products, which includes the requirement to conduct tests in each state in order to obtain regulatory approvals for use of our devices in such state. The Nanox.ARC and the Nanox.ARC X (including the Nanox.CLOUD) and other future products we develop are regulated by the FDA as medical devices. Our product candidate is subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts, the U.S. Department of Justice (the “DOJ”) and the U.S. Department of Health and Human Services-Office of the Inspector General. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance and approval; conformity assessment procedures; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to occur, could lead to death or serious injury; post-market approval studies; and product import and export.

Our AI imaging solutions are regulated as software as a medical device. Modifications to indications, algorithms, inputs, training data or performance claims may require new regulatory submissions, and authorities may disagree with our assessment of whether a change is “significant.” We may be required to produce additional clinical evidence, including site-specific validation or post-market performance monitoring. Limitations on adaptive or continuously learning algorithms may constrain product updates or require burdensome change-control processes.

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

Our business and products are subject to extensive, evolving and sometimes inconsistent regulatory requirements across multiple jurisdictions, and our failure to obtain, maintain or comply with required approvals, certifications, licenses, permits and other regulatory obligations could materially harm our business, financial condition and results of operations.

We develop, market and operate medical imaging hardware and radiation-emitting products, cloud-connected software and AI-enabled solutions, and we provide related services in the United States and internationally. As a result, we and our products, our manufacturing and quality systems, and certain aspects of our commercial and service activities are subject to complex and stringent requirements administered by the FDA and other U.S. federal and state authorities, the Israeli Ministry of Health and other Israeli authorities, and regulatory bodies in the EU and other jurisdictions, as well as additional country, region and, in certain cases, state or province-specific rules. These requirements apply to, among other things, premarket submissions and clearances/approvals, labeling and promotion, radiation safety, quality systems and manufacturing controls, post-market surveillance and adverse event reporting, field corrective actions and recalls, cybersecurity and software change control, clinical evidence generation, import/export controls, and facility and personnel licensure and permits. Regulatory frameworks applicable to medical devices, software as a medical device and AI-enabled healthcare technologies are evolving rapidly, subject to differing interpretations, and may diverge across jurisdictions over time. In addition, certain jurisdictions may impose requirements that are more burdensome than those in the United States (including additional clinical evidence, conformity assessment steps, local representation or data localization requirements), and regulatory actions, delays or denials in one jurisdiction may negatively affect regulatory pathways, business plans, timelines or market access in other jurisdictions.

Even where we have obtained regulatory clearances, approvals or certifications for certain products or product features in particular jurisdictions, we may not be able to obtain, maintain, expand or renew required authorizations in the same or other jurisdictions on a timely basis or at all. For example, in the United States we may be required to obtain and maintain FDA clearance or approval (including, depending on the product and indication, 510(k) clearance, De Novo classification or premarket approval) for new products, new uses, enhancements or other changes, and regulators may disagree with our assessment of whether a modification is “significant” and requires a new submission, additional testing or new clinical evidence. We also may be required to obtain and maintain additional licenses, registrations, permits or approvals at the state level for the installation, operation, servicing or use of imaging systems and radiation-emitting products, and these requirements can vary and change over time. Similarly, in the EU and other international markets, we may be required to obtain and maintain CE marking or other country-specific registrations, approvals or certifications, and such authorizations may be conditioned on ongoing compliance obligations (including audits, surveillance activities and technical documentation updates) and may be affected by changes in the applicable regulatory regime or the position of the applicable regulatory body or conformity assessment organization. Continued CE marking, in particular, is contingent on successful periodic surveillance audits of our quality system by our Notified Body or registrar, and any loss, suspension or non-renewal of such certification would prevent us from selling the affected products in the European Economic Area. In addition, certain non-U.S. jurisdictions require costly and time-consuming product re-registration whenever a device is modified, which may delay our ability to deploy product improvements internationally and could cause customers in those markets to shift to competitors whose products are not subject to the same re-registration process. If we are unable to obtain or maintain required approvals or clearances, or if we experience delays in doing so, we could be unable to commercialize products or features, expand into targeted markets, or continue offering certain products or services, and our growth strategy could be materially adversely affected.

Regulatory requirements in our industry also tend to become more stringent over time, and legislative or regulatory reforms, new guidance, enhanced enforcement approaches, geopolitical developments, or changes in governmental funding or policy priorities may increase compliance costs, extend review timelines, require costly operational or product changes, or restrict the manner in which we may market, sell, service, deploy or update our products. In particular, evolving requirements applicable to connected devices, software, cybersecurity, data protection, cross-border data transfers, and AI governance may require us to modify our products, data practices, documentation, validation methods, quality systems and post-market monitoring programs, and may limit our ability to iterate and deploy product improvements on timelines that support our commercial objectives. Regulatory divergence across jurisdictions may require us to design, maintain and support multiple product configurations, labeling sets, quality and documentation packages, monitoring workflows and contracting approaches simultaneously, which can increase complexity and cost and heighten the risk of non-compliance.

If we, our contract manufacturers, suppliers, distributors or other partners fail to comply with applicable laws, regulations or authorizations, or if regulators determine that our products, manufacturing processes, quality systems, marketing practices or post-market activities do not satisfy applicable requirements, we could be subject to significant adverse consequences. Because compliance by our contract manufacturers and component suppliers with the FDA’s Quality System Regulation and equivalent international standards (including ISO 13485) is a prerequisite to obtaining and maintaining our clearances, approvals and certifications, non-compliance by these third parties could independently jeopardize our authorizations and result in production shutdowns, denial of U.S. importation rights for products manufactured outside the United States, and denial of export rights for products manufactured in the United States. These consequences may include warning letters or other enforcement communications, fines and civil penalties, injunctions or consent decrees, increased monitoring or reporting obligations, product holds, import/export restrictions, withdrawal, suspension or non-renewal of clearances, approvals or certifications, mandated or voluntary field corrective actions or product recalls, restrictions on manufacturing or distribution, suspension of operations in one or more jurisdictions, and, in the most serious cases, criminal sanctions. Any such enforcement action, or even the perceived risk of regulatory non-compliance, could result in reputational harm, increased operating and compliance costs, delayed product introductions, reduced sales, contractual disputes, increased insurance and warranty exposure, and diversion of management attention, any of which could materially harm our business, financial condition and results of operations.

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

We continue to implement a multi-step approach to the regulatory clearance process. On April 28, 2023, we received a 510(k) clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD), a multi-source Nanox.ARC 3D digital tomosynthesis system, as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicians. In April 2025, we received a 510(k) clearance from the FDA for the Nanox.ARC X, an AI-ready, multi-source digital tomosynthesis system that makes advanced 3D imaging possible in more places at significantly lower radiation dose than CT, which clearance covers the production of tomographic images for general use, including the human musculoskeletal system and pulmonary, intra-abdominal and paranasal sinus indications, adjunctive to conventional radiography on adult patients. In February 2026, we received a 510(k) clearance from the FDA for TAP2D, a new cloud enabled image enhancement capability for the Nanox.ARC and Nanox.ARC X. In the future, we plan to seek additional clearances or approvals from the FDA for additional uses of the currently cleared Nanox System, or for future versions of the Nanox System.

We are in the early stages of commercializing the FDA-cleared Nanox.ARC, the Nanox.ARC X, and the Nanox.CLOUD as the Nanox System, and we may also commercialize one or more future versions of our Nanox System, once cleared or approved. Any modification to these systems that has not been previously cleared may require us to submit a new 510(k) premarket notification and obtain clearance, or submit De-novo or PMA and obtain FDA approval prior to implementing the change. Specifically, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of De-novo or a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, including new or additional clinical trial requirements, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

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

Even though we received clearances from the FDA and CE mark to market the Nanox.ARC (including the Nanox.CLOUD), and clearances from the FDA to market the Nanox.ARC X (including the Nanox.CLOUD), and if we receive regulatory clearance or approval of other future products, we remain subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. For example, we are required to submit periodic reports to the FDA as a condition of 510(k) clearance. These reports include information about failures and certain adverse events associated with the device after its clearance. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

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

We receive health information and other highly sensitive or confidential information and data of patients and other third parties (e.g., healthcare providers who refer patients for scans), which we compile and analyze. While we have adopted measures to ensure that any such data will be transferred to us, to the extent possible, in a de-identified or anonymized manner, collection and use of this data may still raise privacy and data protection concerns, which could negatively impact our business. There are numerous federal, state and international laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data. These laws and regulations are becoming more complex and/or prevalent in the United States, Europe, Israel, and elsewhere. The regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and this or other actual or alleged obligations may be interpreted and applied in a manner that we may not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or practices including ours. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of relevant users for the collection, use, retention, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and products, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process patients’ data or develop new services and features.

In particular, there have been laws and regulations adopted throughout the United States and in Israel that impose new obligations in areas such as privacy. In the United States, privacy and data security laws are also complex and changing rapidly. Further, laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach, under certain circumstances, and compliance with them in the event of a widespread data breach is complex and costly. Both federal and state legislation, U.S. Congress and individual states also govern the collection, use and other processing of personal data. For example, the California Consumer Privacy Act (CCPA), which took effect on January 1, 2020, and was further expanded by the California Privacy Rights Act (CPRA), which took effect on January 1, 2023, is one of the broadest U.S. state privacy laws. It imposes heightened transparency obligations about data collection, use, and sharing practices, adds restrictions on the transfer of personal information to third parties including for advertising or analytics purposes and grants data privacy rights to consumers. Following the Californian example, various U.S. states have passed, or are in the process of passing, similar state privacy laws. Non-compliance with state privacy laws could result in regulatory investigations and enforcement actions, private litigation (including class actions), significant fines and remediation costs, operational restrictions, and reputational harm. Furthermore, on December 27, 2024, the Department of Justice issued a “Final Rule” to implement the Executive Order (E.O.) 14117 “Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern” (“Rule”). This Rule came into effect on April 8, 2025, with certain affirmative due diligence, reporting, and auditing requirements having taken effect on October 6, 2025. The Justice Department established and implemented a new regulatory program to address the urgent and extraordinary national security threat posed by the continuing efforts of countries of concern (and covered persons that they can leverage) to access and exploit Americans’ bulk sensitive personal data (such as health data) and certain U.S. Government-related data. This presents new risks for companies operating globally, including potential requirements to implement additional compliance measures and controls, modify certain business practices and contractual arrangements, and devote additional management time and resources to due diligence, reporting and auditing obligations; failure to comply could result in regulatory action and increased compliance costs.

Most of the new U.S. regulations (including privacy state laws) exempt personal information which is subject to the HIPAA and HITECH regulations. Nonetheless, new legislation may affect our operations and business conduct, as it applies to our general conduct, marketing efforts and where we process data that is not health-related by nature (and, therefore, not subject to HIPAA), and may increase our compliance costs and potential liability.

In addition, we obtain health information that is subject to privacy and security requirements under HIPAA and HITECH and its implementing regulations. The Privacy Standards and Security Standards under HIPAA establish a set of standards for the protection of individually identifiable health information by health plans, health care clearinghouses and certain health care providers, referred to as Covered Entities, and the business associates with whom Covered Entities enter into service relationships pursuant to which individually identifiable health information may be exchanged. As part of our normal operations, we collect, process and retain personal identifying information regarding patients, including as a Business Associate of Covered Entities under HIPAA. Therefore, we are subject to HIPAA, including changes implemented through HITECH, and we could be subject to criminal penalties if we knowingly obtain or disclose individually identifiable health information in a manner that is not authorized or permitted by HIPAA. A data breach affecting sensitive personal information, including health information, also could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

HIPAA requires Covered Entities (like many of our potential customers) and Business Associates, like us, to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HITECH expands the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information and provides for civil monetary penalties for HIPAA violations. HITECH also increased the civil and criminal penalties that may be imposed against Covered Entities and business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and its implementing regulations and seek attorney’s fees and costs associated with pursuing federal civil actions. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent or broader in scope than HIPAA. This includes the Washington State My Health My Data law (“My Health My Data Act”) effective as of March 31, 2024, with small business regulations effective as of June 30, 2024, as well as Nevada’s Consumer Health Data Privacy Law effective as of March 31, 2024.

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

Internationally, many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data, as well as additional requirements for the hosting of health data specifically. For example, the European Union’s General Data Protection Regulation (2016/679) (“EU GDPR”) governs certain collection and other processing activities involving personal data about data subjects in the European Economic Area (“EEA”). The EU GDPR, supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, imposes stringent European Union data protection requirements and provides for significant penalties for noncompliance, ranging from €10 million to €20 million or 2% to 4% of our annual global revenue, whichever is higher. In the UK, we are subject to the UK General Data Protection Regulation and the United Kingdom’s Data Protection Act 2018 (the “UK GDPR”), under which penalties for noncompliance range from £8.7 million to £17.5 million or 2% to 4% of our annual global revenue, whichever is higher. Our UK and EEA operations are exposed to two parallel regimes, each of which may subject us to increased compliance risk based on differing, and potentially inconsistent or conflicting, interpretation and enforcement by regulators and authorities. Given the EU GDPR and UK GDPR are separate regimes, fines could arise under each in respect of a single incident, to the extent it affects European Economic Area (EEA) and UK personal data.

Under the EU GDPR and the UK GDPR, our processing of health data and other highly sensitive data (referred to as “special category data” in those regulations) exposes us to further compliance risk. In certain cases we may be required to carry out records or processing activity mapping (“ROPA”) and prior to processing personal sensitive data from EEA or UK individuals, as well as to conduct a data protection impact assessment (“DPIA”) in connection with our high-risk processing activities and implement appropriate safeguards and mechanisms to ensure adequate protection of the personal data, in order to comply with GDPR/UK GDPR.

Additionally, the EU GDPR and the UK GDPR (collectively, the “GDPR”) includes restrictions on cross-border data transfers of personal data outside of the EEA and the UK (as applicable) to third countries. To ensure compliance with such restrictions, we rely on adequacy decisions by the European Commission, certifications under the EU-U.S. Data Privacy Framework (DPF) and its UK Extension, or the implementation of Standard Contractual Clauses (SCCs) and the UK Addendum, as applicable. However, each of these mechanisms carries legal uncertainty and operational risk. The DPF is already subject to legal challenges from privacy advocates, and there can be no assurance that it will not be invalidated in the future. The invalidation of the DPF would eliminate a key transfer mechanism we rely on and create legal and operational uncertainty. SCCs require us to conduct case-by-case “transfer impact assessments” to determine whether the laws in the recipient country (particularly regarding government surveillance) undermine the protections of the SCCs, and to implement supplementary technical and organizational measures where necessary. This process may be resource-intensive, and our assessments may be subject to challenge by European data protection authorities. Lastly, adequacy decisions are subject to regular review and may also be invalidated. Overall, the cross-border data transfer landscape in the EEA and UK is continually developing, and we are monitoring these developments. We may, in addition to other impacts, experience additional costs associated with increased compliance burdens and be required to engage in new contract negotiations with third parties that aid in processing data on our behalf or localize certain data.

The e-Privacy Directive (i.e. Directive 2002/58/EC) and national laws transposing it, as well as the GDPR in certain contexts impose conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court decisions and regulators’ recent guidance are driving increased attention to cookies and tracking technologies and the online behavioral advertising ecosystem. This could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. In addition, regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users. Finally, the current national laws that implement the e-Privacy Directive are likely to be replaced across the EU (but not the UK) with a EU regulation known as the e-Privacy Regulation which, though still in development, will if adopted, impose new obligations on the use of personal data in the context of electronic communications, particularly in relation to online tracking technologies, and significantly increase regulators’ ability to impose fines for non-compliance. Additionally, the U.S. has recently seen an increase in claims and litigation based on the California Invasion of Privacy Act (CIPA) and the Electronic Communications Privacy Act (ECPA) in regard to tracking tools such as cookies and similar technologies. This trend exposes companies to potential statutory damages, class action lawsuits, and reputational harm.

Virtually every jurisdiction in which we expect to operate has established its own data security and privacy legal framework with which we must, and our target customers will need to, comply, including the rules and regulation mentioned above. We may also need to comply with varying and possibly conflicting privacy laws and regulations in other jurisdictions. As a result, we could face regulatory actions, including significant fines or penalties, adverse publicity and possible loss of business. Our teleradiology operations transmit and store cross-border imaging data for reads in the U.S. and six additional countries; inconsistent requirements for data minimization, patient consent, data localization, and secondary use for AI training may increase operational complexity, limit data availability needed to maintain and improve algorithm performance, and expose us to regulatory investigations and penalties in multiple jurisdictions.

The Israeli Privacy Protection Law, 1981 (“PPL”), and its regulations, including but not limited to the Israeli Privacy Protection Regulations (Data Security), 2017 (“Security Regulations”), as well as the guidelines of the Israeli Privacy Protection Authority (“PPA”), impose obligations regarding the processing, maintenance, disclosure, transfer, and security of personal data. In addition, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 (“EU Regulations”), may, in certain cases, provide additional rights to data subjects from the EEA whose personal data is stored in databases located in Israel or whose personal data is stored together with such data.

Material amendment to the PPL were approved by the Israeli Parliament in August 2024 and took effect on August 14, 2025 (“Amendment 13”). Among other things, Amendment 13 expands the Privacy Protection Authority investigation authority and the monetary sanctions that can be imposed for breach of the PPL and its regulations, that are significantly higher than those previously available and introduces additional obligations relating to the processing of personal data, including without suspicion of a breach of the PPL, and if it identifies irregularities in our compliance, may require the company to take remedial actions, which could increase our costs.

Therefore, significant changes to the PPL, its regulations, and the PPA guidelines may necessitate adjustments to our data protection and security practices.

In addition, the Privacy Protection Regulations (Transfer of Data to Databases Outside the State Borders), 5761-2001 (the “Cross-Border Transfer Regulations”), restrict and impose conditions on the transfer of personal information from databases in Israel to locations outside Israel. These regulations may require us to implement additional contractual, technical, and organizational measures to enable such transfers and maintain compliance, which could increase our costs.

Additionally, our use of AI tools in connection with the processing of personal information is subject to the PPL and may present unique privacy and information security challenges. We conduct ongoing compliance assessments and apply legal, technical, and operational controls designed to help ensure that our use of AI remains compliant with applicable laws and regulatory expectations.

Lack of compliance with the PPL, its regulations, and the PPA guidelines (including in connection with our AI-enabled solutions) could expose us to enforcement actions, litigation (including class actions), fines, and penalties (which, in some cases, may reach millions of NIS), and, in certain cases, criminal liability.

While we are preparing to implement various measures intended to enable us to comply with applicable privacy or data protection laws, regulations and contractual obligations, these measures may not always be effective and do not guarantee compliance. Any failure or perceived failure by us to comply with our contractual or legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers, partners or patients to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers or partners may limit the adoption and use of, and reduce the overall demand for, our products and services. Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put the data we have received at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our customers, partners or patients to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory measures, or to modify their enforcement or investigation activities, which may increase our costs and risks.

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

Our existing products are, and we expect our future products will be, cleared by the requisite regulatory authorities for specific indications. For example, on April 28, 2023, we received a 510(k) clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers, and other medical practices by trained radiographers, radiologists, and physicians. In April 2025, we received a 510(k) clearance from the FDA for the Nanox.ARC X, an AI-ready, multi-source digital tomosynthesis system that makes advanced 3D imaging possible in more places at significantly lower radiation dose than CT, which clearance covers the production of tomographic images for general use, including the human musculoskeletal system and pulmonary, intra-abdominal and paranasal sinus indications, adjunctive to conventional radiography on adult patients. In February 2026, we received a 510(k) clearance from the FDA for TAP2D, a new cloud enabled image enhancement capability for the Nanox.ARC and Nanox.ARC X. We train our marketing personnel and direct sales force to not promote our devices for uses outside of the FDA-approved indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label. Furthermore, the use of our devices for indications other than those approved by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among healthcare providers and patients.

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

Because the Nanox.ARC and the Nanox.ARC X (including the Nanox.CLOUD) received clearance from the FDA, we are subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA or other regulatory bodies could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products or delay in clearance or approval of future products.

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

There have also been privacy bills enacted in other countries around the world which have introduced new or expanded privacy, security, cyber-security and AI requirements and we expect that legislation will continue to evolve in the coming years. For example, the rising adoption of AI and Generative AI in daily operations and products poses additional and new risks, including, without limitation, data privacy and security risks, intellectual property infringement, ownership issues and/or confidentiality issues. Threats include potential data leaks, social engineering attacks, and decision-making based on manipulated information. Growing regulatory requirements for information security and data protection add to the challenge. Therefore, it is difficult to determine whether and how such existing laws and regulations will apply to and impact the internet and our business. As a company that provides AI-based solutions and utilizes AI in our products and services, we are subject to regulatory and legal risks related to the use of AI. For example, we offer FDA cleared AI-based software imaging solutions to hospitals, health maintenance organizations, integrated delivery networks, marketplaces, pharmaceutical companies and insurers that are designed to identify or predict undiagnosed or underdiagnosed medical conditions, through the mining of data of existing CT scans. We have entered into collaboration agreements with marketplaces for access and distribution of our Nanox AI solutions, and agreements with IDNs and hospitals with respect to our AI imaging solutions. We currently offer AI imaging population health solutions aimed at identifying underlying findings, which are correlated to osteoporosis, cardiovascular disease and fatty liver to help detect patients at risk for more advanced liver disease such as NASH. In addition, we have begun to develop AI-based features to enhance the images generated by the Nanox System, with the goal of improving diagnostic capabilities for the Nanox System in chest and musculoskeletal imaging. Ultimately, we expect to integrate these AI imaging capabilities into the Nanox System. Subject to completion of the development and receipt of requisite regulatory approvals, we plan to offer these AI imaging solutions as an optional service to our MSaaS partners.

The development, deployment and use of AI technologies are subject to a variety of evolving laws and regulations, which may differ across jurisdictions and may evolve over time. Our failure to comply with these laws and regulations could result in legal liability, regulatory enforcement actions, negative publicity and damage to our reputation. For example, the EU Artificial Intelligence Act (the “EU AI Act”), has entered into force on August 1, 2024. While the majority of its obligations are expected to take effect by 2026, provisions regulating prohibited AI practices and AI literacy came into effect on February 2, 2025, and provisions pertaining to general purpose AI models on 2 August 2025. The EU AI Act contains a list of prohibited practices, classifies certain AI systems as high risk, depending on the level of risk they pose, includes transparency obligations for providers and deployers of certain AI systems, and includes obligations on general purpose AI models. Fines for noncompliance range from (i) the higher of €35,000,000 or up to 7 percent of a company’s total worldwide annual turnover for non-compliance with prohibited AI practices, to (ii) the higher of €7,500,000 or up to 1 percent of a company’s total worldwide annual turnover for the supply of incorrect, incomplete, or misleading information to notified bodies and national competent authorities. Additionally, the AI Liability Directive and AI-specific amendments to the existing EU product liability regime will develop the liability regime for harm caused by the use of AI. Among other things, the EU AI Act may require us to implement additional quality assurance controls and measures to be reviewed and approved by regulatory submissions of our products. The cost to comply with such laws or regulations could be significant and could increase our operating expenses, require technical changes, development and implementations, which could adversely affect our business, financial condition and results of operations.

In the UK, government ministers are also planning to introduce a comprehensive AI bill in 2026, aiming, among others, at establishing an AI authority to oversee the regulatory approach to AI and regulating safety and copyright issues related to AI. Any additional costs and penalties associated with increased compliance, enforcement and risk reduction could make certain offerings less profitable or increase the difficulty of bringing certain offerings to market or maintaining certain offerings. This is equally true for the US, where on May 17, 2024, Colorado enacted the Colorado AI Act. The Colorado AI Act creates duties for developers and for those that deploy AI. There is a specific focus on bias and discrimination. The Act will go into effect on February 1, 2026.

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

The European Commission’s Digital Omnibus Proposal, published in November 2025, includes proposed amendments to certain EU laws and regulations, including (among others) the EU AI Act and the GDPR. However, the proposal remains at an early stage of the EU legislative process.

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

Some of the provisions of the ACA have yet to be fully implemented, and certain provisions have been subject to judicial and Congressional challenges. For example, a case challenging the ACA’s requirement that private insurers cover certain preventative services is currently pending before the U.S. District Court Judge for the Northern District of Texas. In March 2023, the judge struck down this requirement with immediate nationwide effect on March 30, 2023, and, on appeal, in June 2024 the U.S. Court of Appeals for the Fifth Circuit held, among other things, that the ACA’s requirement that group health plans and health insurance issuers cover certain preventative services without cost-sharing is unconstitutional. The parties have petitioned to appeal the case to the U.S. Supreme Court, which granted certiorari in January 2025. It is unclear when or how the Supreme Court will rule or how this decision and appeal, subsequent decisions and appeals, and other efforts to challenge, repeal or replace the ACA, or portions thereof, will affect our future products or our business. It is possible that the ACA, as currently enacted or as it may be amended in the future, and other healthcare reform measures that may be adopted in the future, could have an adverse effect on our industry generally and on our ability to commercialize our future products and achieve profitability. It is unclear how any such challenges and the healthcare reform efforts of the second Trump administration will impact ACA and our business. The implementation of new health care legislation could result in significant changes to the health care system, which could have a material adverse effect on our business, results of operations, financial condition and growth prospects.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the section of the Exchange Act requiring liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information.

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

From time to time, certain of our shareholders are eligible to sell all or some of their ordinary shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate shareholders may sell freely after six months subject only to the current public information requirement (which disappears after one year). Of the 69,590,228 ordinary shares outstanding as of December 31, 2025, approximately 68,686,070 ordinary shares have been registered under the Securities Act and are freely transferable by persons other than our “affiliates” without restriction or additional registration; the remaining shares outstanding have not been registered under the Securities Act and may be offered or sold only pursuant to an effective registration statement or pursuant to an available exemption from the registration requirements. As of December 31, 2025, approximately 69,380,548 of our ordinary shares were held by “non-affiliates” and are freely tradable without restriction pursuant to Rule 144. Any substantial sale of our ordinary shares pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of our ordinary shares.

In addition, as of December 31, 2025, there was one outstanding warrant to purchase a total of 2,142,858 ordinary shares, with exercise prices of $19.00 per share. As of December 31, 2025, there were 4,282,546 ordinary shares issuable upon the exercise of options to purchase ordinary shares outstanding under our 2019 Equity Incentive Plan (as defined below), at a weighted average exercise price of $14.88 per share, 140,629 outstanding restricted share units (“RSUs”), and 3,141,938 additional ordinary shares reserved for future issuance under our 2019 Equity Incentive Plan. The warrant is exercisable immediately and will expire on July 26, 2028. More convertible securities may be granted in the future to the Company’s officers, directors, employees or consultants or as part of future financings. The exercise of outstanding options and warrants will dilute the percentage ownership of the Company’s other shareholders.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2025. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

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

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

We may be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2025, and possibly for the current taxable year and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

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

A non-U.S. corporation’s PFIC status is a factual determination made annually after the close of each taxable year. Because the PFIC income test described above is based on a non-U.S. corporation’s gross income and not its net income, a non-U.S. corporation in the early stages of its business, such as our company, can be treated as a PFIC in those taxable years before it has sufficient operating revenue as a result of earning any amount of interest or other passive income. As a result, we believe that we may technically be classified as a PFIC for the taxable year ended December 31, 2025. Depending upon the composition of our income and assets and the market price of our ordinary shares during 2026 and subsequent taxable years and whether we start generating a substantial amount of active revenue, we could continue to be classified as a PFIC for 2026 and subsequent taxable years if we are classified as a PFIC for 2025. In addition, it is possible that any subsidiary that we own would also be classified as a PFIC for such taxable years.

If we were classified as a PFIC for any taxable year during which a U.S. Holder (as defined below) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations.”

Risks Related to Our Operations in Israel

Conditions in Israel, including in the aftermath of Israel’s war with Hamas, Hezbollah, Iran and other terrorist organizations or terror-supporting governments in the Middle East, and political and economic instability in the region, may adversely affect our operations and limit our ability to market our products, which would lead to a decrease in revenues.

We are incorporated under Israeli law, and many of our employees and senior members of our management team, operate from our headquarters located in Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, our business and operations are directly affected by economic, political, geopolitical, and military conditions in Israel.

Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

Following the October 7, 2023 attacks by Hamas, Israel declared that it is in war against Hamas, leading to military conflicts with Hamas, Hezbollah and Iran (both directly and through proxies). Despite some ceasefire agreements, military activity and hostilities continue varying levels of intensity. At the same time, in June 2025, Israel launched a major military strike against Iran, resulting in a twelve-day armed conflict (the “Twelve-Day War”) that also involved direct U.S. airstrikes on Iranian nuclear facilities. A ceasefire was reached on June 24, 2025, however Hezbollah has now rejoined hostilities in connection with the military operations conducted against Iran.. In late February 2026, the United States and Israel launched significant military operations against Iran, and Iran responded with retaliatory missile and drone attacks on Israel, U.S. military assets and Gulf states, including the United Arab Emirates, Saudi Arabia, Qatar, Kuwait and Bahrain. This conflict has caused significant casualties in the region, disrupted commercial air travel, damaged critical infrastructure, and effectively suspended shipping through the Strait of Hormuz. The duration and ultimate scope of this conflict remain highly uncertain. A prolonged or expanding conflict could result in sustained disruptions to regional and global economic conditions, continued volatility in energy markets and further deterioration of commercial and financial activity across the Middle East and globally. Any or all of these situations may potentially escalate in the future to more violent events which may affect Israel and us.

While our facilities have not been damaged during the current conflicts, ongoing hostilities have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber-attacks. These factors could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

The continuation of the conflict has led to a deterioration of certain indicators of Israel’s economic standing, for instance, credit rating actions or outlook changes by international rating agencies.

As a result of the war and related regional military developments, a small number of our employees were called by Israel for military service, and such persons were unavailable for extended periods of time. Our operations were generally not disrupted by such absence.

Currently, our activities in Israel remain largely unaffected, and we maintain business continuity plans backed by our inventory levels located outside of Israel. As of the date of this annual report, the impact of the recent war and its aftermath on our results of operations and financial condition is not material, but such impact may increase, and could become material, as a result of the restarting of the war, in light of the tense regional environment and the activities of Iran and its terrorist proxies to rebuild their capabilities to attack Israel.

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

The global perception of Israel and Israeli companies, influenced by international judicial bodies and geopolitical events, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. As of early 2026, several pieces of legislation aimed at restructuring the judicial selection committee and re-regulating the civil service have advanced in the Knesset. These developments have raised concerns that such proposed changes may negatively impact the business environment in Israel and could lead to political instability or civil unrest. If such changes are pursued and approved, this may have an adverse effect on our business, results of operations, and ability to raise additional funds. In addition, Israel’s election cycle (or the possibility of early elections) may contribute to governmental inconsistency, policy uncertainty and civil unrest, any of which could adversely affect our operations and the Israeli business environment.

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

On January 1, 2024, we incorporated Nanox Impact Inc., a Delaware company, for the deployment operations of our Nanox System in the United States.

On November 19, 2025, the Company completed the acquisition of 100% of the shares of Vaso Healthcare IT Corp., a Delaware corporation (“Vaso IT”), pursuant to the terms of a Stock Purchase Agreement, dated November 18, 2025 (the “Vaso SPA”), among Nano-X Imaging Inc., the Company’s wholly owned subsidiary (“Nanox Inc.”), Vaso IT, and Vaso Corporation, a Delaware Corporation, the parent company of Vaso IT (“Vaso Corp”). Pursuant to the Vaso SPA, Vaso Corp sold to Nanox Inc. 100% of the stock of Vaso IT, in return for a purchase price of $200,000, and an earnout payment that shall not exceed $600,000, which shall be payable for the two-year period following the closing of the Vaso SPA (the “Earnout”). The Earnout shall be calculated as 10% of all revenues from current Vaso IT customers, during the Earnout payment period, of two years. Following the closing of the VASO SPA, Vaso IT changed its name to Nanox Health IT. Nanox Health IT is a healthcare information technology services provider that serves hospitals and other healthcare organizations in the United States, with personnel specializing in healthcare IT implementation. Nanox Health IT provides services exclusively to healthcare organizations, including imaging centers, radiology groups, hospitals and healthcare networks. Nanox Health IT supports such customers with healthcare-focused IT infrastructure, secure computing environments and ongoing IT operations services.

Nanox Health IT’s capabilities include healthcare systems integration, workflow optimization, data migration, user training and nationwide go-live support for medical imaging systems, as well as managed IT services. Nanox Health IT also provides services relating to healthcare IT infrastructure, cybersecurity and compliance solutions, and imaging and clinical systems support. These services are designed to support operational continuity, system reliability, regulatory compliance and optimized clinical workflows across complex and regulated healthcare environments. Nanox Health IT’s services are designed for healthcare environments subject to extensive regulatory requirements. Nanox intends to integrate Nanox Health IT’s operational and customer support infrastructure with Nanox AI solutions that have received FDA clearance and that analyze routine CT scans for indicators of chronic diseases. Nanox Health IT’s goal is to support Nanox’s U.S. commercial expansion. As part of its broader healthcare ecosystem, the acquisition is expected to strengthen its U.S. operations. Nanox’s overall goal is to support the deployment, integration and scaling of its FDA-cleared AI imaging solutions across healthcare providers in the United States.

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

On June 7, 2024, we entered into the Sales Agreement with Cantor Fitzgerald & Co. and Mizuho Securities USA LLC (each individually, an “Agent” and collectively, the “Agents”) relating to the issuance and sale from time to time of our ordinary shares. In accordance with the terms of the Sales Agreement, we may offer and sell our ordinary shares having an aggregate offering price of up to $100 million from time to time through the Agents pursuant to the Sales Agreement. The Agents will be entitled to compensation at a commission rate of up to 2.5 % of the aggregate gross proceeds from each sale of ordinary shares. As of December 31, 2025 we have raised $46.1 million under the Sales Agreement.

On November 23, 2025, we entered into a securities purchase agreement with a single institutional investor for the purchase and sale of 3,826,530 of the Company’s ordinary shares at a purchase price of $3.92 per share, in a registered direct offering. The gross proceeds from the offering were approximately $15 million, before deducting placement agent fees and other offering expenses payable by the Company.

B. Business Overview

Overview

Nanox is focused on driving the world’s transition to preventive health care by delivering an integrated, end-to-end medical imaging and healthcare services platform.

Nanox combines affordable imaging hardware, advanced AI-based solutions, cloud-based software, access to remote radiology, health IT solutions, and a marketplace to enable earlier detection, improved clinical efficiency, and broader access to care.

Nanox’s vision is to expand the reach of medical imaging both within and beyond traditional hospital settings by providing a seamless solution from scan to interpretation and beyond. By leveraging proprietary digital X-ray technology, AI-driven analytics, and a clinically driven approach, Nanox aims to enhance the efficiency of routine imaging workflows, support early detection of disease, and improve patient outcomes.

The Nanox ecosystem includes Nanox.ARC, a cost-effective, 3D multi-source digital tomosynthesis imaging system designed for ease of use and scalability; Nanox.AI, a suite of AI-based algorithms that augment the interpretation of routine CT imaging to identify early signs often associated with chronic disease; Nanox.CLOUD, a cloud-based platform for secure data management, storage, and advanced imaging analytics; Nanox.MARKETPLACE and USARAD Holdings, which provides access to remote radiology and cardiology experts and comprehensive teleradiology services; and Nanox Health IT combines deep healthcare IT expertise with leading technology partners to deliver RIS, PACS, AI, dictation, and secure infrastructure solutions that streamline workflows and support safer, more efficient care delivery.

By integrating imaging technology, AI, cloud infrastructure, clinical expertise, a marketplace, and health information technology, Nanox seeks to lower barriers to adoption, improve utilization, and advance preventive care worldwide.

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

The Nanox System includes two integrated components—hardware (Nanox.ARC, or Nanox.ARC X), a medical imaging system incorporating our novel digital X-ray source, and software (Nanox.CLOUD). We developed, and continue to improve, the multi-source Nanox.ARC, a 3D tomosynthesis imaging system, which received two 510(k) clearances from the FDA and remains subject to regulatory clearance and approval in other jurisdictions. Tomosynthesis is an imaging technique used for early detection, that is designed to produce a high-resolution, 3D, X-ray image reconstruction of the scanned human body part for review by a professional diagnostics expert. In parallel, we have developed, and continue to improve, the Nanox.CLOUD, a companion cloud-based software to which scanned images may be securely uploaded to the cloud system. By integrating the Nanox.CLOUD with the Nanox.ARC, we believe the Nanox System could provide a streamlined process and end-to-end medical imaging service, including services such as image repository, radiologist matching, online and offline diagnostics review and annotation, connectivity to diagnostic assistive AI systems, billing, monitoring and reporting.

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

We continue to implement a multi-step approach to the regulatory clearance process for the Nanox System. On April 28, 2023, we received a 510(k) clearance from the FDA to market the Nanox.ARC (including the Nanox.CLOUD), a multi-source 3D digital tomosynthesis system, as a stationary X-ray system intended to produce tomographic images of the human musculoskeletal system adjunctive to conventional radiography, on adult patients. On December 4, 2024, we received another 510(k) clearance from the FDA for the Nanox.ARC, for general use including human musculoskeletal system, pulmonary, intra-abdominal, and paranasal sinus indications, adjunctive to conventional radiography, on adult patients. This device is intended to be used in professional healthcare facilities or radiological environments, such as hospitals, clinics, imaging centers and other medical practices by trained radiographers, radiologists and physicians. We plan to seek additional clearances or approvals for additional uses of the currently cleared Nanox System, or for future versions of the Nanox System. In April 2025, we received a 510(k) clearance from the FDA for the Nanox.ARC X, an AI-ready, multi-source digital tomosynthesis system that makes advanced 3D imaging possible in more places at significantly lower radiation dose than CT, which clearance covers the production of tomographic images for general use, including the human musculoskeletal system and pulmonary, intra-abdominal and paranasal sinus indications, adjunctive to conventional radiography on adult patients. The Nanox Systems achieve diagnostic imaging with up to 80% less radiation compared to CT scans, for equivalent body parts, and minimize structural superimposition for clearer imaging, compared to traditional X-rays. In February 2026, we received a 510(k) clearance from the FDA for TAP2D, a new cloud enabled image enhancement capability for the Nanox.ARC and Nanox.ARC X.

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

U.S. go-to-market. Based on market analysis of the U.S. market by clinicians, imaging administrators and directors, stakeholders recognize the clinical benefits of the Nanox System and its more affordable approach to advanced imaging technology. Furthermore, outpatient facilities, such as freestanding emergency clinics, and pulmonary clinics showed interest in adopting the Nanox System. Specifically, because such facilities typically do not have CT capabilities, we believe such facilities view the Nanox System as a more affordable way to keep patients in-house for advanced imaging needs, combined with a 2D X-ray. In addition, even among facilities that already have CT capabilities, stakeholders have expressed interest in exploring the Nanox.ARC as a complementary solution, offering lower radiation dose, a smaller footprint, and a potentially more cost-efficient alternative for certain imaging use cases. Outpatient facilities also expressed potential interest in our MSaaS business model, which we believe could reduce the risk of an upfront purchase because the cost is based on actual use. We believe that gathering further clinical evidence will strengthen the support for our technology. Our current U.S. go-to-market strategy is comprised of three primary components: customer targeting, building a sales team and using a hybrid business model.

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

For our business model in the U.S., we use a hybrid approach combining a usage-based Subscription model with a CapEx Model to help promote adoption, based on different segments, with an increasing focus on CapEx-driven deployments supported by our growing network of channel partners and direct sales force. We have designed a training program to promote the Nanox System. Including enablement of channel partners to support sales, installation and ongoing customer engagement. We also intend to use a combination of pilot sites, training, service, sales, and marketing efforts to help meet customer needs, while leveraging third-party distributors and strategic partners to expand our market reach. These aspects of our business strategy require us to hire additional experienced healthcare business-development professionals as well as to build and manage relationships with channel partners, who are charged with raising awareness of the Nanox System among physicians, hospitals, urgent care operators, and large health systems throughout the U.S.

Following a U.S. Reimbursement Landscape Assessment for Nanox.ARC, it was found that the existing CPT code 76100 “Radiologic examination, single plane body section (eg, tomography), other than with urography” would be a viable option to report tomosynthesis procedures utilizing the Nanox.ARC. Nanox.ARC users would be able to report with appropriate ICD-10-PCS code(s). These ICD-10-PCS codes are for reporting services and procedures performed in the inpatient hospital site of service. For the Nanox.ARC, clinics or hospitals operating it can use the CPT code 76100 for reporting. According to the National Physician Fee Schedule (MPFS) and related schedules, as of November 2025 and February 2026, reimbursement rates for DTS vary between uses by physicians and by hospital outpatients. Third-party payors may impose limits on coverage or reimbursement for diagnostic imaging services, including denying reimbursement for tests that do not follow recommended diagnostic procedures or can only be billed using an unlisted or miscellaneous code. Prior authorization is required for certain advanced imaging services through CMS’ Appropriate Use Criteria (AUC) program and private payer prior authorization programs. Currently, although there are no AUCs for tomosynthesis in general radiography, we plan to monitor the CMS AUC Program and Private Payers Prior Authorization process for radiology procedures for any change.

We have recently entered into a distribution agreement with Howard Technology Solutions (“Howard”) a division of Howard Industries to deploy 300 Nanox.ARC systems across the U.S. over three years. As of the date of this Annual Report, we continue to advance the deployment of the Nanox.ARC systems through direct sales and commercial collaborations, with approximately 36 systems in various stages of deployment, additional 17 systems expected to be installed over the following months as part of the Nanox Imaging Network initiative (as described below), and have executed distribution agreements (including Howard) for approximately 360 CapEx systems in the U.S. over the next two to three years, with timing dependent on regulatory, operational, and market factors. Most of the deployed systems have not yet begun to generate revenues. Such anticipated volumes, if executed as expected, reflect the Company’s current commercial arrangements and the expected activities of its distribution partners; however, the timing and extent of actual purchases are subject to a number of factors, including market adoption, customer demand, site readiness, construction timelines, regulatory approvals, and the performance of such partners. While these agreements represent expected commercial activity over time, many have not yet resulted in revenue, and the timing and extent of revenue recognition will depend on the progression of deployments, system activations, and other factors, including the performance of our distribution partners. The introduction of new medical technologies typically involves complex and multi-stage processes, including integration into clinical workflows, compliance with regulatory frameworks, and development of supporting operational infrastructure. These factors may extend deployment timelines, particularly in early stages, and may impact the timing of revenue generation.

Nanox Imaging Network (NIN). Nanox has initiated Nanox Imaging Network (“NIN”), a limited Proof-of-Concept (“POC”) initiative, in collaboration with Monarch Medical Management and Billing LLC (“Monarch”). NIN is intended to evaluate a network-based imaging services operating model in the United States, focused on providing imaging services through selected sites serving workers’ compensation and other specialized healthcare segments.

As part of the NIN POC, Nanox is responsible for certain technical and operational elements, including imaging system deployment, maintenance of its Nanox.ARC systems, connectivity and service support, while Monarch is responsible for site operations, personnel, regulatory permits, and local engagement. The initiative is intended to serve a range of healthcare providers, including orthopedic and spine clinics, occupational health providers, post-accident care providers, nursing homes and correctional healthcare facilities.

Certain target segments addressed by the NIN POC, including workers’ compensation-related imaging services, are characterized by reimbursement structures that may allow for higher per-scan pricing compared to standard reimbursement frameworks, depending on payer arrangements, state-specific fee schedules and contractual terms. The NIN POC is intended, in part, to evaluate such reimbursement dynamics.

The POC is currently in an early and limited deployment phase, with a limited number of sites identified and in various stages of setup. The POC is intended solely to assess operational, regulatory and economic feasibility. Nanox has not committed to a rollout of NIN, and there can be no assurance that the POC will be expanded, successfully implemented, or result in material revenues.

EU go-to-market.

As the population ages and the demand for medical imaging increases in lockstep, there is an increasing need for accessible, advanced imaging solutions across various care settings. We expect the Nanox.ARC and Nanox.ARC X to be a good fit for this backdrop, because at their core, the Nanox.ARC and the Nanox.ARC X offer an advanced medical imaging solution that is more accessible and affordable. Most of the initial sales in the EU are and will be through the CapEx Model, meaning the systems will be purchased outright with no per-scan charges. However, there will be additional revenues generated through the use of service contracts and Nanox.CLOUD connectivity. The distributors are responsible to oversee sales and market development, including promoting the equipment, engaging with key opinion leaders, and generating leads. They are handling local regulatory approvals, importation, installation, and after-sales support. Additionally, they will execute marketing activities, maintain inventory, manage financial transactions with Nanox, and set local pricing and negotiate with customers.

Nanox.MARKETPLACE. Nanox.MARKETPLACE (formerly known as the MDW platform), which we acquired from MDWEB in November 2021, is our proprietary decentralized marketplace that connects imaging facilities with radiologists and enables radiologists to provide, and customers to obtain, remote interpretations of imaging data. The platform was designed by radiologists for the imaging industry. The radiologists connecting to Nanox.MARKETPLACE include those radiologists who are part of our network and provide teleradiology services through USARAD, as well as other radiologists, all of whom undergo an accreditation process that we perform and are required to be certified by the American Board of Radiology. Based primarily on customer location and area of specialization, radiologists will be matched to conduct the imaging interpretation. The radiologist receives payment through the platform from the customer upon the delivery of the imaging interpretation. The Nanox.MARKETPLACE service is currently offered on a standalone basis. Additionally, we have completed the incorporation of the Nanox.MARKETPLACE into the Nanox System, such that images that were generated by the Nanox.ARC and the Nanox.ARC X, and uploaded to the Nanox.CLOUD, can be streamlined and referred through the Nanox.MARKETPLACE to radiologists for remote reading.

Nanox.CONNECT. In August 2022, we entered into a supply agreement with Re-medi Co Ltd. in order to integrate Remedi’s two-dimensional (“2D”) imaging systems (using traditional X-ray tubes) to the Nanox.CLOUD and the Nanox.MARKETPLACE, creating a mobile 2D X-ray system that enables remote readings of scans with third parties AI-powered imaging analysis and a global teleradiology solution, which we refer to as the “Nanox.CONNECT.” The Nanox.CONNECT is currently deployed in a beta site in order to receive local regulatory approvals and explore and evaluate the business model and the potential service.

AI Imaging Solutions. Nanox AI (previously known as Zebra), which we acquired in November 2021, develops machine learning platforms based on its database of over 500 million imaging scans, which facilitates the development of AI medical imaging solutions. Nanox AI has FDA clearance for seven radiology AI solutions, CE mark in Europe for five radiology AI solutions and regulatory approvals in other countries for its radiology AI solutions. Nanox AI has been granted over two dozen patents in the field of radiology AI. Nanox AI gathers underutilized image data from CT scans and helps medical service providers focus on patients that, upon findings generated by use of our AI solutions, require additional medical attention.

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

Nanox.AI is collaborating with a U.S.-based healthcare company that operates medical screening programs focused on early disease detection. Under the terms of this collaboration, Nanox.AI’s population health software solutions are integrated into the partner’s medical screening workflows across multiple imaging center locations in the United States.

Through this model, Nanox.AI provides technology solutions to a business customer that delivers screening services directly to individual consumers. As a result, Nanox.AI does not contract directly with end patients but rather supports consumer-facing healthcare services indirectly through its commercial partner. This business-to-business-to-consumer (B2B2C) approach is intended to allow Nanox.AI to participate in consumer healthcare markets while maintaining a business-to-business commercial relationship.

We’re also expanding direct-to-clinician access to Nanox.AI solutions and launching new AI applications that have the potential to improve diagnostic accuracy, early detection, and patient management directly to clinics and physicians as an AI software add-on.

Nanox.AI continues to expand its software and artificial intelligence–enabled product portfolio to support clinical care management and advanced image analysis.

Real+ Osteoporosis Care Management Platform. Real+ is a comprehensive osteoporosis care management software platform for which development has been completed. The solution is designed to support and automate key components of the osteoporosis care pathway, including patient intake, approval, follow-up, and ongoing monitoring. Real+ is tailored to the operational needs of Fracture Liaison Service (FLS) centers and is intended to support coordinated and timely care delivery while reducing administrative workload for clinical teams. Commercial deployment of Real+ remains subject to customer adoption, integration, and applicable regulatory approvals and operational considerations.

AI-Based Aortic Valve Calcification Measurement (Under Development). Nanox is developing an artificial intelligence–based solution intended to detect and quantify aortic valve calcification using standard non-contrast, non-gated CT scans. This solution is designed to support earlier identification of patients who may be at risk for aortic stenosis and who may benefit from additional clinical evaluation. This product is currently under development, has not been fully validated, and is subject to further clinical evaluation and applicable regulatory review.

AI-Based Body Composition Measurement (Under Development). Nanox is also developing an artificial intelligence–based body composition analysis capability intended to assess fat and muscle parameters from CT imaging. This capability is being evaluated for potential inclusion in broader analytical frameworks, including biological age analysis methodologies described in academic literature. This solution remains under development and has not been validated for clinical use.

Nanox may evaluate potential combined applications of body composition analysis and aortic valve calcification measurement; however, any such combined solutions are at an early development stage and subject to further research, validation, and regulatory review. There can be no assurance that the AI-based solutions described above will be successfully developed, approved, or commercially deployed.

Nanox Health IT (formerly VasoHealthcare IT). Nanox Health IT is a healthcare information technology services provider that serves hospitals and other healthcare organizations in the United States, with personnel specializing in healthcare IT implementation. Nanox Health IT provides services exclusively to healthcare organizations, including imaging centers, radiology groups, hospitals and healthcare networks. Nanox Health IT supports such customers with healthcare-focused IT infrastructure, secure computing environments and ongoing IT operations services.

Nanox Health IT’s capabilities include healthcare systems integration, workflow optimization, data migration, user training and nationwide go-live support for medical imaging systems, as well as managed IT services. Nanox Health IT also provides services relating to healthcare IT infrastructure, cybersecurity and compliance solutions, and imaging and clinical systems support. These services are designed to support operational continuity, system reliability, regulatory compliance and optimized clinical workflows across complex and regulated healthcare environments. Nanox Health IT’s services are designed for healthcare environments subject to extensive regulatory requirements. Nanox intends to integrate Nanox Health IT’s operational and customer support infrastructure with Nanox AI solutions that have received FDA clearance and that analyze routine CT scans for indicators of chronic diseases. Nanox Health IT’s goal is to support Nanox’s U.S. commercial expansion. As part of its broader healthcare ecosystem, the acquisition is expected to strengthen its U.S. operations. Nanox’s overall goal is to support the deployment, integration and scaling of its FDA-cleared AI imaging solutions across healthcare providers in the United States.

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

The platform connects patients with radiologists and other subspecialty physicians for additional consultation on their medical diagnoses. We have a network of approximately 20 accredited independent radiologists in our marketplace who are actively providing teleradiology services with us. We provide our teleradiology services to approximately 100 customers representing approximately 200 facilities. We allocate images that we receive from our customers, through our picture archiving and documentation system, to radiologists in our network based on the radiologist’s area of specialization. Payment is made by the customer directly to us based on the number of monthly readings and we pay the radiologist a predetermined fixed fee per reading.

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

According to a report of Fortune Business Insights from April 2026, the global medical imaging market size was valued at 44.33 billion in 2025 and is projected to grow from 46.9 billion in 2026 to 78.57 billion by 2034, exhibiting a CAGR of 6.65% during the forecast period.

The X-ray segment is projected to dominate the market with a share of 35.55% in 2026.

Increasing use of advanced AI-enabled diagnostic equipment for rapid diagnosis and predictive analysis in developed countries is a major factor anticipated to contribute to the rising product demand during the forecast period. Currently, only a handful of players operating in the market provide AI-enabled imaging technologies to the healthcare industry.

The Nanox Ecosystem

The Nanox System

We have developed, and continue to improve, the Nanox System, which has two integrated components — hardware (Nanox.ARC or Nanox.ARC X) and software (Nanox.CLOUD). The Nanox.ARC, a 3D tomosynthesis imaging system, is designed to integrate our proprietary and novel digital X-ray source, known as Nanox.SOURCE. Our X-ray source is based on a novel digital MEMs semiconductor cathode that we believe can achieve the same functionalities as legacy X-ray analog cathodes, while allowing for lower-cost production than existing medical imaging systems. We have been developing this technology over ten years towards the goal of commercial applicability. The Nanox.ARC X is an AI-ready, multi-source digital tomosynthesis system that makes advanced 3D imaging possible in more places at significantly lower radiation dose than CT. The Nanox Systems achieve diagnostic imaging with up to 80% less radiation compared to CT scans, for equivalent body parts, and minimize structural superimposition for clearer imaging, compared to traditional X-rays.

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

Nanox’s technology exhibits the capability to swiftly switch between ON and OFF states within microseconds, a notable advancement compared to traditional filament-based systems that operate in seconds. This feature positions the Nanox.ARC and the Nanox.ARC X as formidable solutions for both industrial and security applications. Furthermore, the cathode module operates at low voltage, enhancing the overall simplicity of tube operation with the focus grid. The design allows for the incorporation of multiple sources, providing versatility and adaptability to various scenarios and applications.

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

Our Novel Digital X-ray Source

Realizing that the X-ray tube technology has essentially not changed in more than 120 years and remains a significant source of complexity and cost-driver of existing X-ray-based medical imaging systems, we developed a novel digital X-ray source that we believe addresses these drawbacks and will enable a new class of medical imaging systems that can be produced at a significantly lower cost than the existing systems.

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

We believe our X-ray source has the following technological advantages over the analog X-ray source:

Reduced duration of radiation exposure. Our X-ray source uses a digital chip that is designed to provide better control and enables near-instantaneous on/off toggling of the electron beam. This source control also enables a precise synchronized operation, which we believe can potentially result in significantly reduced duration of radiation exposure compared to an analog X-ray source.

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

Longer lifetime. Our X-ray source is based on a field of multiple electron guns on our MEMs-based cathode that spread the load of electron generation among many “producers” compared to a single filament that heats to a high temperature in the analog X-ray tube. As a result, our digital X-ray source is designed to enable to produce an electron beam from different locations on the chip towards the anode during each duty cycle without the need for the complex, high precision rotating mechanism. In addition, the near instant on/off toggling feature of our digital X-ray source is designed to allow us to reduce the duration of each operation. As a result, we believe our medical imaging system will have higher stability and a longer lifetime, with a longer mean time between failures.

Simplified hardware structure. Because our chip-based X-ray source and tube are designed to be quickly triggered electronically, we are able to have multiple stationary-anode tubes arranged around the patient as opposed to one larger tube that rotates around the patient. We believe this could reduce the complexity and cost of the Nanox.ARC and the Nanox.ARC X compared to legacy imaging devices. This current approach to increase durability of the tungsten anode in imaging devices, the rotating anode mechanism requires both a significant increase in tube size and mechanical component cost to allow for the complex movements of the tube. In contrast, we believe by using our X-ray source we will be able to significantly reduce the size of X-ray tubes and simplify the structure of our medical imaging system.

We believe our X-ray source has the potential to replace the legacy X-ray source in other existing imaging systems, as well as the X-ray source in systems used in other industries, such as security scanners and NDT (non-distractive testing).

Nanox System

We have developed, and continue to improve, the multi-source Nanox.ARC and Nanox.ARC X, medical devices that integrate our proprietary and novel X-ray source. Subject to receiving requisite regulatory approval, the version of the multi-source Nanox.ARC that is being introduced to the market is a 3D tomosynthesis imaging system that produces a 3D reconstruction of the scanned human body part. The Nanox.ARC, using our X-ray source, is designed to produce partial-body scans of various body parts, with remote operation capability, and to have a full kVp / mA energy throughout range as per industry standards, multi-spectral imaging range, as well as cloud connectivity and standard compliance safety mechanisms. It is designed for easy setup and operation with multiple stationary X-ray tubes arranged around the patient. Part of the software used to run the Nanox.ARC is cloud-computing based and integrated with the Nanox.CLOUD, as further explained below. The Nanox.ARC X is an AI-ready, multi-source digital tomosynthesis system that makes advanced 3D imaging possible in more places at significantly lower radiation dose than CT, which clearance covers the production of tomographic images for general use, including the human musculoskeletal system and pulmonary, intra-abdominal and paranasal sinus indications, adjunctive to conventional radiography on adult patients. Amongst the features the Nanox.ARC X has an even smaller footprint than the existing Nanox.ARC systems, enhancing one of our key differentiators. The new systems will also be easy to deploy and use, with an anticipated one-day setup time and “plug and play” functionality. The Nanox Systems achieve diagnostic imaging with up to 80% less radiation compared to CT scans, for equivalent body parts, and minimize structural superimposition for clearer imaging, compared to traditional X-rays.

In addition to the Nanox.ARC and Nanox.ARC X, we have developed, and continue to improve, the Nanox.CLOUD, a companion cloud software that will allow for the delivery of medical screening as a service. With the Nanox.CLOUD, we anticipate that the high-cost components of existing medical imaging systems, such as analytics and computing software that are traditionally installed via multiple licenses on-premise and on a per-system basis, will become centralized through the cloud.

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

We believe the Nanox System, if cleared and approved by the requisite regulatory authorities in applicable jurisdictions, and successfully deployed, will streamline the entire medical screening process ranging from scanning to support diagnostics, and solve the bottleneck of imaging-to-diagnostics.

We also expect to be able to offer the Nanox System for a substantially lower cost than existing medical imaging systems, which we believe is key to achieving our goal of making early-detection medical imaging systems more accessible globally. We believe our novel X-ray source is crucial to our ability to substantially reduce the manufacturing cost of the Nanox.ARC and Nanox.ARC X. Our digital X-ray source generates X-ray radiation that is measurably identical in all key metrics to the X-ray radiation generated by existing analog X-ray sources, but without creating the high temperature that results from the filament used in the analog X-ray tube, thereby eliminating the need for the costly cooling equipment. In addition, our digital X-ray source is designed to enable the Nanox.ARC to have multiple stationary tubes arranged around the patient, which allows for a more simplified structure, as opposed to requiring the heavy, complex, high-precision rotating mechanisms used in legacy CT devices. As a result, we expect that when we will be commercialized at scale, we will be able to offer the Nanox System at a substantially lower cost than the cost of existing medical imaging systems based on analog X-ray sources.

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

On December 4, 2024, we received 510(k) clearance from the FDA for the Nanox.ARC, for general use including human musculoskeletal system, pulmonary, intra-abdominal, and paranasal sinus indications, adjunctive to conventional radiography, on adult patients. In April 2025, we received a 510(k) clearance from the FDA for the Nanox.ARC X, an AI-ready, multi-source digital tomosynthesis system that makes advanced 3D imaging possible in more places at significantly lower radiation dose than CT, which clearance covers the production of tomographic images for general use, including the human musculoskeletal system and pulmonary, intra-abdominal and paranasal sinus indications, adjunctive to conventional radiography on adult patients. The Nanox Systems achieve diagnostic imaging with up to 80% less radiation compared to CT scans, for equivalent body parts, and minimize structural superimposition for clearer imaging, compared to traditional X-rays. In February 2026, we received a 510(k) clearance from the FDA for TAP2D, a new cloud enabled image enhancement capability for the Nanox.ARC and Nanox.ARC X.

We are constantly working on product and technology future developments.

ARC.AI is the AI-Enabled Image Analysis of the Nanox.ARC X. We are developing a Pulmonary solution which is expected to be the first AI application designed specifically for the Nanox.ARC X. We identified the need for Tomosynthesis AI solution as prime requirement to support the growing market demand for Cancer Screening initiatives. We are developing and evaluating artificial intelligence-based image analysis tools applied to chest scans acquired with the Nanox.ARC X digital tomosynthesis system. In development phase, these tools have demonstrated the potential to enhance the visibility of pulmonary nodules, which may represent early indicators of lung cancer. These AI-enabled capabilities are currently under development, have not yet been fully validated, and remain subject to further clinical evaluation and applicable regulatory review.

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

We have also initiated a collaboration with NDS Wellness, an independent provider of wellness screening programs located in Michigan, U.S. As part of this collaboration, we are conducting clinical trial to further assess the clinical value of the Nanox.ARC system in the context of lung cancer detection, management, and screening. The study was approved by the IRB and will initiate shortly, and is intended to support the generation of clinical evidence regarding the use of digital tomosynthesis in pulmonary applications.

In the United States, Cedars-Sinai Medical Center has joined a clinical trial evaluating a new artificial intelligence–based model under development by NanoxAI for the measurement of aortic valve calcification. This solution is intended to quantify aortic valve calcium levels, which are considered an important indicator associated with the risk of aortic valve disease. This model remains under development and is subject to ongoing clinical evaluation and validation.

Outside the United States, we have entered into a collaboration with Olympe Imagerie, a group of independent radiologists operating across multiple sites in the Île-de-France region in France and utilizing advanced imaging facilities. Through this collaboration, the Nanox.ARC system has been deployed at Hospital Privé Jacques Cartier in Massy, a private hospital within the Paris metropolitan area, as part of clinical trials designed to further assess the value of the Nanox.ARC in supporting lung cancer detection, management, and screening.

In addition, the Nanox.ARC system was recently installed in Meir hospital Orthopedic Emergency department, in order to assess the clinical utility of DTS in the context of a ED in indications relevant for Orthopedics. The study will assess how integrating multi-source digital tomosynthesis into early triage workflows may support clinical decision-making, comparing Nanox.ARC with conventional X-ray and CT. This collaboration represents an important step in expanding our clinical evidence base and demonstrating the value of accessible 3D imaging at the point of care.

Furthermore, our established HealthCCSng AI solution for opportunistic detection of CAC is currently being evaluated by three university medical centers (Mass General Brigham, University of Washington and Wake Forest Health) assessing the effect on patient treatment rates of CAC detection. In all sites we are currently in the 12-month follow up period and initial results will be presented in the SCCT conference this summer in San Diego. We are anticipating that the promising results together with new Dyslipidemia guidelines from AHA/ACC will further strengthen the necessity of such a solution for opportunistic screening in relevant healthcare organizations.

We expect that the Nanox System, and other Nanox products will enable us to accumulate a significant number of medical images, which have the potential to be used by collaborators, such as medical AI-analytics companies, through machine learning algorithms to increase the probability of early disease detection.

The Nanox.ARC Business Model

We plan to commercialize our X-ray source technology through three simultaneous business models: (i) the Subscription Model, (ii) the CapEx Model (sales) and (iii) the Licensing Model for OEM. While we have historically expected the Subscription Model to be our primary business model and the key vehicle to achieving our vision of increasing early detection of medical conditions that are discoverable by X-ray, we are increasingly shifting toward a growing CapEx component, driven by the expansion of our business partner base in the United States.

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

The CapEx Model (Sales)

In certain countries, including the United States, we intend to commercialize our X-ray source technology using the CapEx Model to accommodate specific local regulatory requirements, as well as increasing demand from our growing base of business partners. Under this model, we expect to sell the Nanox System, following receipt of the requisite regulatory authorities in applicable jurisdictions, for a one-time charge. We expect this retail price to be higher than the upfront sales price under the Subscription Model but still lower than the cost of existing medical imaging systems. If required by applicable regulatory requirements in any jurisdiction, we may enter into arrangements with third-party cloud vendors, on a case-by-case basis, which will be responsible for providing the cloud services (instead of the Nanox.CLOUD) and will be paid separately by the owner-operators of the Nanox Systems. In addition, we expect to contract with third-party service providers to provide maintenance services for the Nanox Systems at the owner-operators’ own costs.

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

U.S. go-to-market. Based on market analysis of the U.S. market by clinicians, imaging administrators and directors, stakeholders recognize the clinical benefits of the Nanox System and its more affordable approach to advanced imaging technology. Furthermore, outpatient facilities, such as freestanding emergency clinics, and pulmonary clinics showed interest in adopting the Nanox System. Specifically, because such facilities typically do not have CT capabilities, we believe such facilities view the Nanox System as a more affordable way to keep patients in-house for advanced imaging needs, combined with a 2D X-ray. In addition, even among facilities that already have CT capabilities, stakeholders have expressed interest in exploring the Nanox.ARC as a complementary solution, offering lower radiation dose, a smaller footprint, and a potentially more cost-efficient alternative for certain imaging use cases. Outpatient facilities also expressed potential interest in our MSaaS business model, which we believe could reduce the risk of an upfront purchase because the cost is based on actual use. We believe that gathering further clinical evidence will strengthen the support for our technology. Our current U.S. go-to-market strategy is comprised of three primary components: customer targeting, building a sales team and using a hybrid business model.

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

For our business model in the U.S., we use a hybrid approach combining a usage-based MSaaS model with a CapEx Model to help promote adoption, based on different segments, with an increasing focus on CapEx-driven deployments supported by our growing network of channel partners We have designed a training program to promote the Nanox System, including enablement of channel partners to support sales, installation and ongoing customer engagement. We also intend to use a combination of pilot sites, training, service, sales, and marketing efforts to help meet customer needs, while leveraging third-party distributors and strategic partners to expand our market reach. These aspects of our business strategy require us to hire additional experienced healthcare business-development professionals as well as to build and manage relationships with channel partners, who are charged with raising awareness of the Nanox System among physicians, hospitals, urgent care operators, and large health systems throughout the U.S.

Following a U.S. Reimbursement Landscape Assessment for Nanox.ARC, it was found that the existing CPT code 76100 “Radiologic examination, single plane body section (eg, tomography), other than with urography” would be a viable option to report tomosynthesis procedures utilizing the Nanox.ARC. Nanox.ARC users would be able to report with appropriate ICD-10-PCS code(s). These ICD-10-PCS codes are for reporting services and procedures performed in the inpatient hospital site of service. For the Nanox.ARC, clinics or hospitals operating it can use the CPT code 76100 for reporting. According to the National Physician Fee Schedule (MPFS) and related schedules, as of November 2025 and February 2026, reimbursement rates for DTS vary between uses by physicians and by hospital outpatients. Third-party payors may impose limits on coverage or reimbursement for diagnostic imaging services, including denying reimbursement for tests that do not follow recommended diagnostic procedures or can only be billed using an unlisted or miscellaneous code. Prior authorization is required for certain advanced imaging services through CMS’ Appropriate Use Criteria (AUC) program and private payer prior authorization programs. Currently, although there are no AUCs for tomosynthesis in general radiography, we plan to monitor the CMS AUC Program and Private Payers Prior Authorization process for radiology procedures for any change.

We have recently entered into a distribution agreement with Howard Technology Solutions (“Howard”) a division of Howard Industries to deploy, as of the date of this Annual Report, 300 Nanox.ARC systems across the U.S. over three years. In addition, we continue to advance the deployment of the Nanox.ARC systems through direct sales and commercial collaborations, with approximately 36 systems in various stages of deployment, additional 17 systems expected to be installed over the following months as part of the Nanox Imaging Network initiative (as described below), and have executed distribution agreements (including Howard) for approximately 360 CapEx systems in the U.S. over the next two to three years, with timing dependent on regulatory, operational, and market factors. Most of the deployed systems have not yet begun to generate revenues. Such anticipated volumes, if executed as expected, reflect the Company’s current commercial arrangements and the expected activities of its distribution partners; however, the timing and extent of actual purchases are subject to a number of factors, including market adoption, customer demand, site readiness, construction timelines, regulatory approvals, and the performance of such partners. While these agreements represent expected commercial activity over time, many have not yet resulted in revenue, and the timing and extent of revenue recognition will depend on the progression of deployments, system activations, and other factors, including the performance of our distribution partners. The introduction of new medical technologies typically involves complex and multi-stage processes, including integration into clinical workflows, compliance with regulatory frameworks, and development of supporting operational infrastructure. These factors may extend deployment timelines, particularly in early stages, and may impact the timing of revenue generation.

Nanox Imaging Network (NIN). Nanox has initiated Nanox Imaging Network (“NIN”), a limited Proof-of-Concept (“POC”) initiative, in collaboration with Monarch Medical Management and Billing LLC (“Monarch”). NIN is intended to evaluate a network-based imaging services operating model in the United States, focused on providing imaging services through selected sites serving workers’ compensation and other specialized healthcare segments.

As part of the NIN POC, Nanox is responsible for certain technical and operational elements, including imaging system deployment, maintenance of its Nanox.ARC systems, connectivity and service support, while Monarch is responsible for site operations, personnel, regulatory permits, and local engagement. The initiative is intended to serve a range of healthcare providers, including orthopedic and spine clinics, occupational health providers, post-accident care providers, nursing homes and correctional healthcare facilities.

Certain target segments addressed by the NIN POC, including workers’ compensation-related imaging services, are characterized by reimbursement structures that may allow for higher per-scan pricing compared to standard reimbursement frameworks, depending on payer arrangements, state-specific fee schedules and contractual terms. The NIN POC is intended, in part, to evaluate such reimbursement dynamics.

The POC is currently in an early and limited deployment phase, with a limited number of sites identified and in various stages of setup. The POC is intended solely to assess operational, regulatory and economic feasibility. Nanox has not committed to a rollout of NIN, and there can be no assurance that the POC will be expanded, successfully implemented, or result in material revenues.

AI Solutions. We currently focus our service, training, sales, and marketing efforts for our AI solutions in the U.S., EU and UK markets and target large hospitals, HMOs, IDNs, marketplaces, pharmaceutical companies and insurers and third-party marketplaces.

Looking to the future of Nanox.AI, the strong validation of these solutions by multiple health systems around the world drives us to develop additional algorithms that can identify more health problems.

Nanox.AI is collaborating with a U.S.-based healthcare company that operates medical screening programs focused on early disease detection. Under the terms of this collaboration, Nanox.AI’s population health software solutions are integrated into the partner’s medical screening workflows across multiple imaging center locations in the United States.

Through this model, Nanox.AI provides technology solutions to a business customer that delivers screening services directly to individual consumers. As a result, Nanox.AI does not contract directly with end patients but rather supports consumer-facing healthcare services indirectly through its commercial partner. This business-to-business-to-consumer (B2B2C) approach is intended to allow Nanox.AI to participate in consumer healthcare markets while maintaining a business-to-business commercial relationship.

We’re also expanding direct-to-clinician access to Nanox.AI solutions and launching new AI applications that have the potential to improve diagnostic accuracy, early detection, and patient management directly to clinics and physicians as an AI software add-on.

Nanox.AI continues to expand its software and artificial intelligence–enabled product portfolio to support clinical care management and advanced image analysis.

Real+ Osteoporosis Care Management Platform. Real+ is a comprehensive osteoporosis care management software platform for which development has been completed. The solution is designed to support and automate key components of the osteoporosis care pathway, including patient intake, approval, follow-up, and ongoing monitoring. Real+ is tailored to the operational needs of Fracture Liaison Service (FLS) centers and is intended to support coordinated and timely care delivery while reducing administrative workload for clinical teams. Commercial deployment of Real+ remains subject to customer adoption, integration, and applicable regulatory and operational considerations.

AI-Based Aortic Valve Calcification Measurement (Under Development). Nanox is developing an artificial intelligence–based solution intended to detect and quantify aortic valve calcification using standard non-contrast, non-gated CT scans. This solution is designed to support earlier identification of patients who may be at risk for aortic stenosis and who may benefit from additional clinical evaluation. This product is currently under development, has not been fully validated, and is subject to further clinical evaluation and applicable regulatory review.

AI-Based Body Composition Measurement (Under Development). Nanox is also developing an artificial intelligence–based body composition analysis capability intended to assess fat and muscle parameters from CT imaging. This capability is being evaluated for potential inclusion in broader analytical frameworks, including biological age analysis methodologies described in academic literature. This solution remains under development and has not been validated for clinical use.

Nanox may evaluate potential combined applications of body composition analysis and aortic valve calcification measurement; however, any such combined solutions are at an early development stage and subject to further research, validation, and regulatory review. There can be no assurance that the AI-based solutions described above will be successfully developed, approved, or commercially deployed.

Nanox Health IT (formerly VasoHealthcare IT). Nanox Health IT is a healthcare information technology services provider that serves hospitals and other healthcare organizations in the United States, with personnel specializing in healthcare IT implementation. Nanox Health IT provides services exclusively to healthcare organizations, including imaging centers, radiology groups, hospitals and healthcare networks. Nanox Health IT supports such customers with healthcare-focused IT infrastructure, secure computing environments and ongoing IT operations services.

Nanox Health IT’s capabilities include healthcare systems integration, workflow optimization, data migration, user training and nationwide go-live support for medical imaging systems, as well as managed IT services. Nanox Health IT also provides services relating to healthcare IT infrastructure, cybersecurity and compliance solutions, and imaging and clinical systems support. These services are designed to support operational continuity, system reliability, regulatory compliance and optimized clinical workflows across complex and regulated healthcare environments. Nanox Health IT’s services are designed for healthcare environments subject to extensive regulatory requirements. Nanox intends to integrate Nanox Health IT’s operational and customer support infrastructure with Nanox AI solutions that have received FDA clearance and that analyze routine CT scans for indicators of chronic diseases. Nanox Health IT’s goal is to support Nanox’s U.S. commercial expansion. As part of its broader healthcare ecosystem, the acquisition is expected to strengthen its U.S. operations. Nanox’s overall goal is to support the deployment, integration and scaling of its FDA-cleared AI imaging solutions across healthcare providers in the United States.

Teleradiology Services and Nanox.MARKETPLACE. We currently focus our service, training, sales, and marketing efforts for our teleradiology services and the Nanox.MARKETPLACE in the U.S. market. We target daytime customers, including urgent care facilities, stand-alone imaging facilities and outpatient imaging centers, as well as nighttime and weekend customers, comprised of hospitals and community hospitals (state and local government).

We are continuing to explore potential synergies and the expansion of our offerings. We have completed the integration of the Nanox.ARC and the Nanox.CLOUD with the Nanox.MARKETPLACE, creating a 3D imaging system that enables remote readings of scans with AI-powered imaging analysis and a global teleradiology solution.

Manufacturing and Supply of the Nanox.ARC and Nanox.ARC X

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

We are in the final phase of the development under our original Research and Development Agreement with CSEM (a Swiss technology innovation center with MEMS Foundry Services). We have validated CSEM’s production process for our Nanox emitter, which is utilized in tubes for our Nanox.ARC systems. We will receive hundreds of production level chips as this phase concludes in or around the middle of 2026. We intend to transition to a production supply agreement and going forward will issue CSEM Purchase Orders as needed to supplement our chip supply needs. CSEM is additionally working on various novel emitter designs utilizing the company’s proprietary field emission technology targeting our OEM pursuits in the areas of security and inspection.

We have continued to engage third-party manufacturers and suppliers for the development and commercial production of our digital X-ray tubes for use in the Nanox.ARC and Nanox.ARC X. We intend to continue engaging third-party manufacturers and suppliers, following additional clearances and approvals by similar regulatory authorities in other jurisdictions, based on, among other things, cost effectiveness. We are currently developing both ceramic and glass-based digital X-ray tubes for use in the Nanox.ARC and Nanox.ARC X.

Recently we adopted a restructuring plan intended to better align our manufacturing cost structure with our long-term financial model, support our path toward improved gross margins, and align our manufacturing capabilities with current and anticipated business needs and strategic priorities. As part of this plan and our broader cost reduction efforts, we are restructuring our manufacturing footprint to improve gross margins, reduce capital expenditures, and enhance operational efficiency. This includes transitioning away from certain manufacturing activities at our facility in South Korea, starting in the fourth quarter of 2025, and moving from a company-owned manufacturing model to a more fully outsourced approach. In connection with this transition, we expect to utilize our existing emitter inventory as we shift to a more efficient outsourced production model that is better aligned with current and anticipated demand.

As part of the restructuring, we will close our chip manufacturing line in South Korea, downsize our fabrication facilities, and transfer certain production activities to third-party international manufacturing partners, including the Swiss Center for Electronics and Microtechnology (CSEM). Following these changes, we intend to focus our operations in South Korea on research and development (R&D) and tube production activities that support the Nanox.ARC platform. The restructuring is expected to be substantially completed during fiscal year of 2026.

In connection with the restructuring, we expect to incur restructuring and related charges, consisting primarily of costs related to the impairment of machinery and equipment associated with our chip manufacturing line. We continue to evaluate the overall composition of the restructuring-related charges, including potential additional cash components. The remaining restructuring-related costs, if any, are expected to be incurred over the course of the implementation of the restructuring plan. The estimates of the total charges and the timing thereof are subject to a number of assumptions and uncertainties, and actual results may differ materially.

In September 2023, we entered into a Manufacture and Supply Agreement with Varex, under which Varex will supply X-ray tubes utilizing the Nanox digital X-ray emitter for the Nanox.ARC system. The agreement was entered into after Varex completed a preliminary assessment of our digital X-ray emitter. Under the agreement, we may order X-ray tubes from Varex for use in our Nanox.ARC system. Varex agreed to manufacture and supply the X-ray tubes in exchange for payment therefor in the form of a revenue-sharing fee (subject to a minimum annual amount per system) based on the Company’s worldwide pay-per-scan revenue from Nanox.ARC systems using X-ray tubes manufactured by Varex. Subject to receipt of requisite local regulatory clearance, Nanox has also agreed to use X-ray tubes manufactured by Varex in a minimum percentage of all Nanox.ARC systems that are deployed and operating.

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

In August 8, 2025, we entered into a multi-year Volume Supply Agreement with Fabrinet, a leading global electronics manufacturing services provider from Singapore, to support the scalable manufacturing of Nanox.ARC X systems. Under this agreement, Fabrinet will provide contract manufacturing services including assembly, testing, procurement, and quality control, ensuring reliable and cost-effective product delivery aligned with Nanox’s specifications.

MSaaS Agreements for the Nanox System

Outside the U.S. market, we have previously entered into a number of MSaaS agreements to deploy the Nanox.ARC (including the Nanox.CLOUD) in various regions. Under the terms of each agreement, we granted the other party a limited, non-transferable, sub-licensable right to access and operate the Nanox.ARC (including the Nanox.CLOUD) in the region applicable for such party. We undertake to provide a specified number of Nanox.ARCs (including the Nanox.CLOUD)to each entity based on agreed shipment schedules, subject to local regulatory approval and material compliance with acceptance test protocol, and subject the other party’s requirement to deliver to us a standby letter of credit or financial guarantee (the “Conditions Precedent”). The other party undertakes to deploy the Nanox.ARCs (including the Nanox.CLOUD) to provide a minimum number of scans per year on a pay-per-scan basis, and to pay a minimum annual fee. We undertake to provide billing services and training for a local medical professional workforce to operate the Nanox.ARC (including the Nanox.CLOUD) and typically also undertake to provide radiology and maintenance services to operate the Nanox.ARCs (including the Nanox.CLOUD). Each agreement will be in effect for multiple years, ranging from three to seven years from the date of the applicable agreement or the date of fulfilment of the Conditions Precedent, as applicable, which may be extended upon mutual consent.

As of the date of this annual report on Form 20-F, Conditions Precedent under most of these MSaaS agreements are yet to be met, and the agreements in a few regions, such as Russia and Belarus, are on freeze. To the extent the Conditions Precedent under these MSaaS agreements are met, we expect that the terms of an applicable agreement will be further negotiated before such agreement is implemented. There is no guarantee that we will able to successfully negotiate or implement the terms of any former MSaaS agreement. See “Risk Factors—Risks Related to Our Business—The success of our business models is subject to numerous risks and uncertainties.”

In parallel, we have entered into memorandums of understandings, preliminary agreements and distribution agreements with existing and potential partners for evaluation of market penetration and deployment in various regions.

Since its commercial deployment there are few dozens of systems in various stages of shipment and deployment, for both commercial and clinical use. In the U.S. we are deployed across several states, and we are making ongoing efforts to expand our commercial footprint in Europe and the U.S, with new distribution agreements. We are focusing on expanding our network of strategic collaborations, distributors and client base, and we have continued to advance the deployment of the Nanox.ARC systems through a combination of direct sales and commercial collaborations, with approximately 36 systems currently in various stages of deployment and an additional 17 systems expected to be installed in the coming months as part of the Nanox Imaging Network initiative. In addition, as of the date of this Annual Report, we have executed distribution agreements for approximately 360 CapEx systems in the United States over the next two to three years, with the timing of such deployments dependent on regulatory, operational, and market factors.

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

While we have commenced the deployment in the U.S. market, most of the MSaaS agreements are still in their initial phases, and the pace of deployment continues to be influenced by various external factors, including import licensing, construction timelines, and regulatory requirements in certain markets. These processes are time-consuming and may delay system activation.

Accordingly, our current revenue base remains at an early stage, and a portion of the deployed systems is not yet generating revenue. The pace of revenue ramp-up will depend primarily on the timing of system activations, their transition into revenue-generating operations, and the extent and timing of deployments by our business partners.

Collaboration Agreements

We enter into collaboration agreements in the ordinary course of business.

Given that the Nanox.CLOUD and the Nanox.MARKETPLACE are designed with the capability to receive scans from different imaging sources, in addition to the Nanox.ARC and Nanox.ARC X, we intend to explore additional collaboration opportunities in the near future. For example, in 2022, we invested $1.0 million for approximately 1% of the shares of Remedi co Ltd. (“Remedi”), a Korean radiation specialist company in radiography and therapy based on X-ray components. Remedi is a privately owned company, and we have an ongoing collaboration in the development of the high voltage power supply for Nanox.ARC. In August 2022, we entered into a supply agreement with Remedi in order to integrate Remedi’s two-dimensional (“2D”) imaging systems (using traditional X-ray tubes) to the Nanox.CLOUD and the Nanox.MARKETPLACE, creating a mobile 2D X-ray system that enables remote readings of scans with AI-powered imaging analysis and a global teleradiology solution, which we refer to as the “Nanox.CONNECT.” The Nanox.CONNECT is currently deployed in several beta sites in order to receive local regulatory approvals and explore and evaluate the business model and the potential service.

Competition

The medical imaging equipment market in which we operate is highly competitive and includes a range of established multinational corporations as well as emerging technology-focused companies. The market is led by large, diversified vendors such as GE HealthCare, Siemens Healthineers, and Philips, which offer broad product portfolios across multiple imaging modalities and benefit from significant scale, brand recognition, and long-standing customer relationships. Several established mid-sized competitors, including Canon, Fujifilm, Samsung, Shimadzu, Agfa, Mindray, and Carestream, also compete in various imaging segments. In addition, newer entrants, such as Adaptix, Micro-X, Oxos, and UPI Healthcare Solutions, are seeking to compete through differentiated technologies, targeted clinical applications, or alternative business models. Competition is based on multiple factors, including technological capabilities, clinical performance, regulatory approvals, pricing, business model, service and support, and customer acceptance.

Over time, we anticipate that the evolution in the industry will bring new players into the market. Digital healthcare disruptors such as cloud computing companies or leading IT companies may enter the industry and we believe that they may become partners over time through our Subscription Model.

As a general matter, we view competition on two levels:

●	Competing digital X-ray sources with same or better attributes; and

●	Competing enterprises operating an similar business models.

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

In terms of the business model, we currently seek a first-mover advantage by introducing both the Subscription Model as well as utilizing the CapEx Model, as the main pre-requisite for this model is the low cost of the X-ray source (when manufactured at scale). However, the primary competition comes from established market participants.

With respect to our AI imaging solutions, a number of companies currently offer AI-based radiology solutions, which, to our knowledge, focuses on the detection and triage of acute and urgent conditions. In addition, legacy healthcare technology companies are expected to further expand their development efforts in the field of AI imaging solutions. For example, Siemens Healthineers has developed AI-Rad Companion, which provides automated post-processing and quantitative analysis of imaging datasets using AI-powered algorithms, primarily within its imaging ecosystem.

With respect to our teleradiology services, the teleradiology market is highly competitive, rapidly evolving, and fragmented, and is subject to changing technology and market dynamics. The market has recently experienced and is expected to continue to experience competitive pricing pressure and radiologist compensation pressure. We compete directly with both large and small-scale service providers who offer local, regional and national coverage operations. We believe that our principal competitors are StatRad, ONRAD and vRad. We compete to attract and retain relationships with customers and radiologists in different ways.

Security and Data Privacy

The Nanox System is being designed and developed with personal privacy, data security and protection in mind as a top priority for all development parties. Medical imaging information and other health information is highly personal and sensitive and thus regarded as a prime target for hacks and malicious theft. As part of our normal operations, we collect, process and retain personal identifying information regarding patients.

We believe we are subject to U.S. rules and regulations governing data protection, including HIPAA, HITECH and other privacy and data security regulations. See”—Government Regulation—Healthcare Regulatory Laws—Data Privacy and Security.”

Separate from, and in addition to, the GDPR requirements, certification requirements for the hosting of health data will vary by jurisdiction (and may or may not apply to hosts of health data). As the Nanox System is projected to operate in various EEA countries, we may be required to comply with other national healthcare regulations or regulatory requirements. For example, in France, there is a procedure as of April 1, 2018, for hosts of health-related data to obtain a prior certification with the competent certification body. Similarly, in Israel, provision of health data, including through cloud-based systems to health sector entities may be subject to certain data security certifications, such as ISO 27001 and ISO 27799 pertaining to the secured processing of health-related data. Such certifications require further compliance investments and maintenance costs.

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

Government Regulation

The Nanox System and our operations are subject to extensive regulation by the FDA, and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. The Nanox.ARC and Nanox.ARC X are subject to regulation as medical devices and radiation-emitting devices in the United States under the FDCA, as implemented and enforced by the FDA, and under comparable regulatory schemes in foreign jurisdictions.

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

510(k) Clearance Marketing Pathway

The Nanox.ARC and Nanox.ARC X are Class II devices that were subject to premarket notification and clearance under section 510(k) of the FDCA. To obtain 510(k) clearance, we submitted to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device), and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but often takes longer. In certain cases, the FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, the FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. On December 4, 2024, we received 510(k) clearance from the FDA for the Nanox.ARC, for general use including human musculoskeletal system, pulmonary, intra-abdominal, and paranasal sinus indications, adjunctive to conventional radiography, on adult patients. In April 2025, we received a 510(k) clearance from the FDA for the Nanox.ARC X, an AI-ready, multi-source digital tomosynthesis system that makes advanced 3D imaging possible in more places at significantly lower radiation dose than CT, which clearance covers the production of tomographic images for general use, including the human musculoskeletal system and pulmonary, intra-abdominal and paranasal sinus indications, adjunctive to conventional radiography on adult patients. The Nanox Systems achieve diagnostic imaging with up to 80% less radiation compared to CT scans, for equivalent body parts, and minimize structural superimposition for clearer imaging, compared to traditional X-rays. In February 2026, we received a 510(k) clearance from the FDA for TAP2D, a new cloud enabled image enhancement capability for the Nanox.ARC and Nanox.ARC X.

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

Radiological Devices

We and our products are also regulated by the FDA under the Electronic Product Radiation Control provisions of the FDCA because the Nanox.ARC and Nanox.ARC X contain radiation emitting components, and because we assemble these components during manufacturing and service activities. The Electronic Product Radiation Control provisions require radiation-producing products to comply with certain regulations and applicable performance standards. Manufacturers are required to certify in product labeling and reports to the FDA that their products comply with all necessary standards as well as maintain manufacturing, testing and sales records for their products. The Electronic Product Radiation Control provisions also require manufacturers to report product defects and affix appropriate labeling to covered products. Failure to comply with these requirements could result in enforcement action by the FDA, which can include any of the sanctions described above.

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

In addition, as of December 31, 2025, all of our affiliated radiologists were located within the United States and are eligible to submit to Medicare and state Medicaid programs for reimbursement for services performed. Where our affiliated radiologists provide final reads that are reimbursable under these programs, our business model generally provides that we are still paid service fees by our customers who accept reassignment and bear the risk of loss of reimbursement when collecting from payers. As a result, our service fees do not fluctuate or change based solely on changes in Medicare or Medicaid reimbursement levels. Medicare reimbursement rules generally provide that the proper Medicare carrier to pay physicians’ claims is the Medicare carrier for the region in which the physician or practice providing the service is located rather than the Medicare carrier for the region in which the patient receiving the services is located. Many of our affiliated radiologists are located in a Medicare region that is different from the Medicare region in which the patients and treating hospitals are located. It may be necessary for our customers to enroll with additional Medicare carriers to properly submit claims for reimbursement. CMS has stated that for certain interpretation services provided to certain customers, reimbursement will be based upon the location of the interpreting physician, yet that reimbursement will be made by the Medicare carrier for the region in which the patient and facility are located. Whether this policy will be expanded to other types of interpretation services and facilities is unclear.

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

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. By way of example, a case challenging the ACA’s requirement that private insurers cover certain preventative services is currently pending before the U.S. District Court Judge for the Northern District of Texas. In March 2023, the judge struck down this requirement with immediate nationwide effect on March 30, 2023, and, on appeal, in June 2024 the U.S. Court of Appeals for the Fifth Circuit held, among other things, that the ACA’s requirement that group health plans and health insurance issuers cover certain preventative services without cost-sharing is unconstitutional. The parties have petitioned to appeal the case to the U.S. Supreme Court, which granted certiorari in January 2025. It is unclear how these decisions and appeals, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.

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

Data Privacy and Security

Medical device companies may be subject to U.S. federal and state and foreign health information privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information. In the United States, HIPAA imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA and its respective implementing regulations, including the final omnibus rule published on January 25, 2013, impose specified requirements relating to the privacy, security and transmission of individually identifiable health information. In certain cases, HIPAA mandates the reporting of certain breaches of health information to HHS, affected individuals, and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. The Health Information Technology for Economic and Clinical Health Act also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.

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

In addition, certain state and non-U.S. laws, such as the GDPR, govern the privacy and security of health information in certain circumstances, some of which are more stringent or broader in scope than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Further, “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity, are also subject to certain HIPAA privacy and security standards. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, the California Consumer Privacy Act (CCPA), which took effect on January 1, 2020, and was further expanded by the California Privacy Rights Act (CPRA), which took effect on January 1, 2023, presents one of the broadest U.S. state privacy laws. It imposes heightened transparency obligations about data collection, use, and sharing practices, adds restrictions on the transfer of personal information to third parties including for advertising or analytics purposes and grants data privacy rights to consumers. Following the Californian example, various U.S. states have passed, or are in the process of passing, similar state privacy laws. Non-compliance with state privacy laws could result in regulatory investigations and enforcement actions, private litigation (including class actions), significant fines and remediation costs, operational restrictions, and reputational harm. In Europe, the GDPR introduced strict requirements for processing the personal data of individuals. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance as set out above. The State of Israel has also implemented data protection laws and regulations, including the Israeli Protection of Privacy Law of 1981.

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

On or about December 21, 2023, a claim was filed in Israel against the Company, the Gibraltar Entity, and the late Mr. Ran Poliakine, based on allegations previously dismissed in the First Gibraltar Judgment. The Company submitted its statement of defense on September 15, 2024 and so did the estate of the late Mr. Ran Poliakine (the “Estate”). In its statement of defense, the Company reiterated its strong denial of the plaintiff’s baseless claims and emphasizes that the Company was never a party to the consulting agreement with the plaintiff. In addition, the Company is not responsible for any potential liabilities of Gibraltar Entity, which is a separate legal entity. On April 5, 2024, the Gibraltar entity filed an amended claim and a request for an anti-suit injunction (“ASI”) in Gibraltar against the plaintiff. On November 18, 2024, the Gibraltar court granted the Gibraltar entity’s request and issued an ASI, preventing the plaintiff from continuing to pursue the present claim against the Gibraltar entity in Israel. As a result, the dispute between the plaintiff and the Gibraltar entity will be adjudicated before the Gibraltar court, in accordance with Gibraltar law. In January 2025, the plaintiff filed a new claim against the Company with the Gibraltar court, which was dismissed due to procedural defects. The plaintiff filed an additional claim against the Company, which was served on the Company on December 25, 2025. The Company decided not to contest the jurisdiction of the Gibraltar court and consent to the Gibraltar Jurisdiction, and will therefore submit a statement of defense in Gibraltar court. In light of the above, on February 1, 2026, the plaintiff filed with the court in Israel a motion seeking to dismiss the claim submitted against the Company in Israel and thereby close the proceedings in Israel. The Company has submitted its response to the motion, together with a request for an award of costs, on April 26, 2026, in which it argued that there was no basis to file the claim against it in the first place, as its adjudication is contingent upon a prior determination of the date of termination of the engagement between the Plaintiff and Gibraltar Entity, before the court in Gibraltar, and only thereafter, to the extent it is determined that a breach occurred (which is denied), could the claims against the Company, which are wholly denied, be addressed.

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

On November 29, 2023, a claim was asserted in Edgar County, Illinois against several defendants, including USARAD and a USARAD radiologist, alleging medical negligence relating to the failure to timely diagnose and treat a cervical spinal cord injury following a fall, including allegations that the radiologist misinterpreted a cervical CT and failed to recommend additional emergent diagnostic imaging. The matter remains in litigation and is proceeding through depositions.

On February 7, 2025, a claim was filed in Saint Lawrence County, New York against several defendants, including USARAD and another USARAD radiologist, alleging medical negligence arising from the alleged misinterpretation of a CT scan and an alleged failure to diagnose a perforation of the sigmoid colon, which purportedly resulted in sepsis and the need for surgical intervention. The matter is in discovery pursuant to a Preliminary Conference Order, with depositions to be completed by October 30, 2026.

On February 14, 2025, a claim was filed in the Court of Common Pleas of Philadelphia County, Pennsylvania against several defendants, including a USARAD radiologist, alleging medical negligence based on the failure to properly interpret a CT scan of the abdomen and the failure to recommend additional diagnostic testing, which allegedly delayed the diagnosis of colon cancer. The matter is in its early stages with pleadings closed and discovery ongoing.

On January 14, 2026, an amended claim was filed in the Circuit Court of the 1st Judicial Circuit in and for Okaloosa County, Florida, against several defendants, including USARAD, and a USARAD radiologist, alleging failure to diagnose an aneurysm and negligent communication to an ordering physician. The matter is in its early stages.

On December 11, 2025, we received a letter from a shareholder detailing certain purported concerns and allegations relating to representations made during negotiations regarding a certain asset transaction. On April 19, 2026, we entered into a settlement agreement with said shareholder, pursuant to which the alleging shareholder, on its own behalf and on behalf of its shareholders, fully released us from any and all claims, including those mentioned in the shareholder’s letter, claims relating to the asset transaction, and claims relating to our relationship with the shareholder and its affiliates and shareholders. In return for the release, and without admission of any liability, we issued the shareholder 450,000 ordinary shares.

C. Organizational Structure

NANO-X IMAGING LTD, an Israeli Company (“Nanox IL”), was incorporated on December 20, 2018 and commenced its operations on September 3, 2019.

On September 19, 2019, Nanox IL established Nanox Imaging Inc. (“Nanox Japan”), a wholly owned subsidiary in Japan.

On September 25, 2020, Nanox IL established Nano-X Korea Inc. (“Nanox Korea”), a wholly owned subsidiary in Korea.

On September 13, 2021, Nanox IL established Nano-X Imaging Inc (“Nanox Inc.”), a wholly owned Delaware subsidiary. On November 2, 2021, Nanox Inc. completed the acquisition of 100% of the shares of USARAD Holdings, Inc., a Delaware corporation. On November 19, 2025, Nanox Inc. completed the acquisition of 100% of the shares of Vaso Healthcare IT Corp., a Delaware corporation, which subsequently changed its name to Nanox Health IT Inc.

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

A. Operating Results

Overview

Nanox is focused on driving the world’s transition to preventive health care by delivering an integrated, end-to-end medical imaging and healthcare services platform.

Nanox combines affordable imaging hardware, advanced AI-based solutions, cloud-based software, access to remote radiology, health IT solutions, and a marketplace to enable earlier detection, improved clinical efficiency, and broader access to care.

Nanox’s vision is to expand the reach of medical imaging both within and beyond traditional hospital settings by providing a seamless solution from scan to interpretation and beyond. By leveraging proprietary digital X-ray technology, AI-driven analytics, and a clinically driven approach, Nanox aims to enhance the efficiency of routine imaging workflows, support early detection of disease, and improve patient outcomes.

The Nanox ecosystem includes Nanox.ARC, a cost-effective, 3D multi-source digital tomosynthesis imaging system designed for ease of use and scalability; Nanox.AI, a suite of AI-based algorithms that augment the interpretation of routine CT imaging to identify early signs often associated with chronic disease; Nanox.CLOUD, a cloud-based platform for secure data management, storage, and advanced imaging analytics; Nanox.MARKETPLACE and USARAD Holdings, which provides access to remote radiology and cardiology experts and comprehensive teleradiology services; and Nanox Health IT combines deep healthcare IT expertise with leading technology partners to deliver RIS, PACS, AI, dictation, and secure infrastructure solutions that streamline workflows and support safer, more efficient care delivery.

By integrating imaging technology, AI, cloud infrastructure, clinical expertise, a marketplace, and health information technology, Nanox seeks to lower barriers to adoption, improve utilization, and advance preventive care worldwide.

Following receipt of clearances from the FDA and the CE mark for the Nanox.ARC (including the Nanox.CLOUD) and clearances from the FDA to market the Nanox.ARC X (including the Nanox.CLOUD), we are marketing and deploying Nanox Systems broadly across the globe at a substantially lower cost compared to currently available medical imaging systems, such as CT. We believe that our technology’s relatively low cost will enable us to increase accessibility and affordability of early-detection medical imaging systems globally, substantially reduce wait-times for imaging results and increase early detection rates compared to currently employed imaging process protocol.

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

The Nanox.ARC X, an AI-ready, multi-source digital tomosynthesis system that makes advanced 3D imaging possible in more places at significantly lower radiation dose than CT, received FDA 510(k) clearance in April 2025 for general use, including musculoskeletal, pulmonary, intra-abdominal and paranasal indications. On February 3, 2026, we received a 510(k) clearance from the FDA for TAP2D, a new cloud enabled image enhancement capability for the Nanox.ARC and Nanox.ARC X.

We have devoted substantially all of our financial resources to acquiring the base technology for our X-ray source and related know-how, our AI solutions and our teleradiology services, conducting research and development activities, organizing and staffing our company, developing our business plan, securing related intellectual property rights and raising capital. Historically, we have funded our operations primarily with proceeds from the sale of our ordinary shares and warrants (after September 3, 2019) and those of our predecessor company (prior to September 3, 2019). During the years ended December 31, 2025, 2024 and 2023, we received net cash proceeds of $21.3 million, $39.5 million and $28.0 million, respectively, from the sales of our ordinary shares, warrants and options. The Company generated revenue through teleradiology services, the sales of its Imaging devices and services and the sale of its AI solutions.

We have incurred significant operating losses since our inception. Our ability to achieve profitability depends on the successful development and commercialization of our technology and our products. We incurred net losses of $75.0 million, $53.5 million and $60.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, we had an accumulated deficit of $448.8 million and $373.7 million, respectively. We expect to continue to incur significant expenses for at least the next several years as we advance the Nanox System through further development, regulatory approval and commercial deployment. We expect to incur significant capital expenditures and commercialization expenses related to product manufacturing, marketing, sales, regulation, distribution and support. In addition, we continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses.

In 2024 we jumpstarted the MSaaS-based medical imaging market by deploying an initial wave of Nanox.ARC (including the Nanox.CLOUD) units. We expect to incur significant expenses for the deployment, manufacturing, installation, repairs, and maintenance of the Nanox Systems. As a result, we may need substantial funding to support our continuing operations and pursue our business strategy before we can generate significant revenues. Until such time as we can generate significant revenues from sales of services, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our systems and products or delay our pursuit of potential in-licenses or acquisitions.

As of December 31, 2025, we had cash, cash equivalents, short-term and long-term deposits, restricted deposits and marketable securities of $60.0 million. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Recent Developments

During 2025, we issued (i) 87,012ordinary shares upon the exercise of options and RSUs and (ii) an additional 5,624,989 of the Company’s ordinary shares at an average purchase price of $3.93 per share. The net proceeds of the issuance were approximately $21.4 million.

Components of Our Results of Operations

Revenue

The Company generated revenue through teleradiology services, the sales of its imaging devices and services and the sale of its AI solutions. The majority of our revenues are derived from our teleradiology services, which consist primarily of fees received from various payors based on established billing rates, and also of fees from hospitals and healthcare providers. We recognize revenue in the period in which performance obligations are satisfied by providing services to our customers and record the amount of revenue that reflects the consideration that we expect to receive in exchange for those services. During 2024 and 2025, we began to generate revenue from sales of the Nanox.ARC systems.

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

The successful development and commercialization of our systems are highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the development for commercialization of any of our products. This uncertainty is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

●	the timing and progress of activities to improve our products;

●	our ability to maintain our current research and development programs and to establish new ones;

●	the receipt of regulatory approvals from applicable regulatory authorities, especially if there will be a need for independent clinical trials or validation;

●	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

●	our ability to establish new licensing or collaboration arrangements;

●	the performance of our future collaborators, if any;

●	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

●	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

●	launching commercial sales of our products, including the Nanox.ARC, the Nanox.ARC X, the Nanox.CLOUD and our AI solutions, whether alone or in collaboration with others; and

●	maintaining a continued acceptable safety profile of the products following approval.

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

Results of Operations

Comparison of the years ended December 31, 2025 and 2024

The table below summarizes the results of operations for the years ended December 31, 2025 and 2024, respectively:

Revenue

The table below summarizes our revenue incurred during the periods presented:

	Year Ended December 31,
	2025	2024
	($ in thousands)

Teleradiology services	$11,585	$10,275
Scan services and sale of Nanox.ARC and Nanox.CONNECT	478	281
AI	958	727
Total	$13,021	$11,283

For the year ended December 31, 2025, we reported revenue of $13.0 million, compared to $11.3 million for the year ended December 31, 2024. During the year ended December 31, 2025, we generated revenue through the sale of teleradiology services in the amount of $11.6 million, the sale of scan services and sale of Nanox.CONNECT in the amount of $0.5 million, and the sale of AI solutions in the amount of $1.0 million. The increase in the revenue through the sale of teleradiology services in the amount of $1.3 million was mainly attributable to customer retention, increased rates and increased volume of the Company’s reading services during the weekdays shifts. The increase in the revenue through the AI services in the amount of $0.2 million was mainly due to the acquisition of Nanox Health IT, which added revenue of $0.4 million since the completion of its acquisition.

Cost of Revenue

The table below summarizes our cost of revenue incurred during the periods presented:

	Year Ended December 31,
	2025	2024
	($ in thousands)

Teleradiology services	$9,020	$8,664
Nanox. ARC	8,104	4,926
AI and software solutions	8,685	8,302
Total	$25,809	$21,892

For the year ended December 31, 2025, we reported cost of revenue of $25.8 million, compared to $21.9 million for the year ended December 31, 2024.

During the year ended December 31, 2025, we incurred cost of revenue through the sale of teleradiology services in the amount of $9 million, the sale of scan services and sale of Nanox.CONNECT in the amount of $8.1 million and the sale of AI solutions in the amount of $8.7 million. During the year ended December 31, 2024, we incurred cost of revenue through the sale of teleradiology services in the amount of $8.7 million, the sale of scan services and sale of Nanox.CONNECT in the amount of $4.9 million and the sale of AI solutions in the amount of $8.3 million.

In 2025, the cost of revenue through the sale of teleradiology services consisted mainly of the cost of radiologists and the cost of picture archiving and communication software in the amount of $6.9 million and amortization of intangible assets of $2.1 million. In 2024, the cost of revenue through the sale of teleradiology services consisted mainly of the cost of radiologists and the cost of picture archiving and communication software in the amount of $6.4 million and amortization of intangible assets of $2.2 million. The amortization of the intangible assets is the periodic amortization expense with regards to the acquisition of the shares of Nanox AI, USARAD Holdings Inc. and the purchase of the assets of MDW LLC since the date of acquisition through the year end.

In 2025, the cost of revenue through the sale of scan services and sale of Nanox.CONNECT consisted mainly of cost of labor in the amount of $1.9 million and cost of materials in the amount of $4.4 million. In 2024, the cost of revenue through the sale of scan services and sale of Nanox.CONNECT consisted mainly of cost of labor in the amount of $1.3 million and cost of materials in the amount of $2.7 million.

In 2025, the cost of revenue through the sale of AI solutions consisted mainly of salaries and wages expense in the amount of $0.3 million, amortization of intangible assets of $8.0 million, and software subscription and support of $0.3 million. In 2024, the cost of revenue through the sale of AI solutions consisted mainly of salaries and wages expense in the amount of $0.2 million, and amortization of intangible assets of $8.0 million. The amortization of the intangible assets is the periodic amortization expense with regards to the acquisition shares of Nanox AI.

Research and Development Expenses

The table below summarizes our research and development expenses incurred during the periods presented:

	Year Ended December 31,
	2025	2024
	($ in thousands)
Research and Development Expenses:
Salaries and wages	$11,211	$9,965
Share-based compensation	1,182	2,450
R&D expenses	3,310	4,825
Other	3,533	2,942
Total	$19,236	$20,182

Research and development expenses decreased by $1.0 million to $19.2 million for the year ended December 31, 2025, from $20.2 million for the year ended December 31, 2024. The decrease in research and development expenses was primarily attributable to decrease in share-based compensation of $1.3 million and decrease in the R&D expenses of $1.5 million which was mitigated by an increase in salaries and wages of $1.2 million and an increase of $0.6 million in other expenses.

The table below summarizes our Research and development expenses per segment of operation incurred during the periods presented:

	Year Ended December 31,
	2025	2024
	($ in thousands)

Nanox ARC	$14,552	$16,223
AI and software solutions	4,550	3,856
Radiology services	134	103
Total	$19,236	$20,182

Research and development expenses through our Nanox ARC segment of operation decreased by the amount of $1.6 million to $14.6 million for the year ended December 31, 2025, from $16.2 million for the year ended December 31, 2024. The decrease was primarily attributable to the decrease in share-based compensation of $0.9 million, a decrease in the R&D expenses of $1.5 million and other expenses of $0.4 million, which was mitigated by an increase of $1.1 million in salaries and wages.

Research and development expenses through our AI and software solutions segment of operation increased by the amount of $ 0.7 million to $4.6 million for the year ended December 31, 2025, from $3.9 million for the year ended December 31, 2024. The increase was primarily attributable to the increase in salaries and wages of $0.1 million, and a decrease in grants received of $1.0 million, which was mitigated by a decrease of $0.4 million in share-based compensation.

Sales and Marketing Expenses

The table below summarizes our sales and marketing expenses incurred during the periods presented:

	Year Ended December 31,
	2025	2024
	($ in thousands)
Sales and Marketing Expenses:
Salaries and wages	$2,675	$1,040
Share-based compensation	355	717
Sales and marketing activities	2,635	1,653
Total	$5,665	$3,410

Sales and marketing expenses increased by $2.3 million to $5.7 million for the year ended December 31, 2025, from $3.4 million for the year ended December 31, 2024. The increase in sales and marketing expenses was primarily attributable to the increase in salaries in wages in the amount of $1.6 million and sales and marketing activities in the amount of $1 million which was mitigated by a decrease of $0.4 million in share-based compensation.

The table below summarizes our sales and marketing expenses per segment of operation incurred during the periods presented:

	Year Ended December 31,
	2025	2024
	($ in thousands)

Nanox ARC	$4,866	$2,808
AI and software solutions	314	170
Teleradiology services	485	432
Total	$5,665	$3,410

Sales and Marketing expenses through our Nanox ARC segment of operation increased by the amount of $2.1 million to $4.9 million for the year ended December 31, 2025, from $2.8 million for the year ended December 31, 2024. The increase was primarily attributable to the increase in salaries and wages of $1.5 million and marketing expenses of $0.9 million which was mitigated by a decrease in share-based compensation of $0.3 million.

Sales and Marketing expenses through our AI Solution segment of operation increased by the amount of $0.1 million to $0.3 million for the year ended December 31, 2025, from $0.2 million for the year ended December 31, 2024. The increase is attributable to the increase in salaries and wages, share-based compensation and subcontractors expenses in the amount of $0.2 million.

Sales and Marketing expenses through our Teleradiology services segment of operation increased by the amount of $0.1 million to $0.5 million for the year ended December 31, 2025, from $0.4 million for the year ended December 31, 2024. The increase is attributable to the increase in salaries and wages and marketing expenses in the amount of $0.1 million.

General and Administrative Expenses

The table below summarizes our general and administrative expenses incurred during the periods presented:

	Year Ended December 31,
	2025	2024
	($ in thousands)
General and Administrative Expenses:
Salaries and wages	$8,328	$7,453
Share-based compensation	2,528	3,870
Directors’ and officers’ insurance	821	1,448
Professional services	2,567	2,085
Legal fees in connection with the SEC investigation and class actions	57	81
Legal fees	863	1,816
Rent and Maintenance	1,470	1,692
Depreciation and Amortization	153	116
Other	4,800	3,894
Total	$21,587	$22,455

General and administrative expenses decreased by $0.9 million to $21.6 million for the year ended December 31, 2025, from $22.5 million for the year ended December 31, 2024. The decrease in general and administrative expenses was primarily attributable to decrease in share-based compensation in the amount of $1.3 million, a decrease of $0.6 million in our directors’ and officers’ liability insurance premium, and a decrease of $1 million in legal fees, which was mitigated by an increase in salaries in the amount of $0.9 million, an increase in other general and administrative expenses of $0.9 million.

The table below summarizes our general and administration expenses per segment of operation incurred during the periods presented:

	Year Ended December 31,
	2025	2024
	($ in thousands)

Nanox ARC	$16,967	$17,825
AI and software solutions	439	491
Teleradiology services	4,181	4,139
Total	$21,587	$22,455

General and administration expenses through our Nanox ARC segment of operation decreased by the amount of $0.8 million to $17 million for the year ended December 31, 2025, from $17.8 million for the year ended December 31, 2024. The decrease was primarily attributable to decrease in share-based compensation in the amount of $0.9 million, a decrease of approximately $1.2 million in legal fees and a decrease of $0.6 million in our directors’ and officers’ liability insurance premium. Nevertheless, salaries and wages increased by $0.3 million, professional fees increased by $0.6 million, software and IT expenses increased by $0.2 million and HR and recruiting expenses increased by $0.3 million in 2025.

General and administration expenses through our AI Solution segment of operation decreased by the amount of $0.1 million to $0.4 million for the year ended December 31, 2025, from $0.5 million for the year ended December 31, 2024. The decrease is attributable to the decrease in rent and maintenance in the amount of $0.2 due to the Company’s moving to the new office during 2024.

General and administration expenses through our Teleradiology services segment of operation increased by the amount of $ 0.1 million to $4.2 million for the year ended December 31, 2025, from $4.1 million for the year ended December 31, 2024. The increase is attributable to the increase in salaries and wages in the amount of $0.5 million, which was mitigated by a decrease in share-based compensation by $0.4 million.

Other Income (expenses)

Other expenses were $1.4 million for the year ended December 31, 2025, and other income was $0.0 million for the year ended December 31, 2024. The increase of $1.4 million was mainly due to the settlement with a shareholder.

Net loss was $75 million for the year ended December 31, 2025, and $53.5 million for the year ended December 31, 2024. The increase of $21.5 million was largely due to an impairment of long-lived assets in the amount of $17.5 million which was recorded during the reported period in relation to the Company’s restructuring of operations at Nanox’ Korean facility that is intended to better align the Company’s manufacturing cost structure and support gross margin improvement to the Company’s target financial model. The increase was also due to an increase of $2.1 million in the gross loss, increase of $2.2 million in the sales and marketing expenses and increase of $1.4 million in other expenses mitigated by an increase of $1.6 million in income tax benefit.

Recently we adopted a restructuring plan intended to better align our manufacturing cost structure with our long-term financial model, support our path toward improved gross margins, and align our manufacturing capabilities with current and anticipated business needs and the Company’s strategic priorities.

As part of this plan and our broader cost reduction efforts, we are restructuring our manufacturing footprint to improve gross margins, reduce capital expenditures, and enhance operational efficiency. This includes transitioning away from certain manufacturing activities at our facility in South Korea, starting in the fourth quarter of 2025, and moving from a company-owned manufacturing model to a more fully outsourced approach.

In connection with this transition, we expect to utilize our existing emitter inventory as it shifts to a more efficient outsourced production model that is better aligned with current and anticipated demand.

As part of the restructuring, we will close our chip manufacturing line in South Korea, downsize its fabrication facilities, and transfer certain production activities to third-party international manufacturing partners, including the Swiss Center for Electronics and Microtechnology (CSEM). Following these changes, we intend to focus our operations in South Korea on research and development (R&D) and tube production activities that support the Nanox.ARC platform. The restructuring is expected to be substantially completed during fiscal year 2026.

In connection with the restructuring, we expect to incur total restructuring and related charges of approximately $18.0 million, consisting primarily of costs related to the impairment of machinery and equipment associated with our chip manufacturing line.

Accordingly, we recorded a non-cash impairment charge of approximately $17.5 million during the reported period, related to the write-down of long-lived assets associated with the Korean fabrication facility’s chip manufacturing line and the remainder restructuring charges of approximately $0.5 million is expected to be in cash.

For a discussion of our results of operations for the year ended December 31, 2024, including a year-to-year comparison between 2024 and 2023, and a discussion of our liquidity and capital resources for the year ended December 31, 2024, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

B.	Liquidity and Capital Resources

From our inception and prior to November 2021, we did not generate any revenue from product sales or otherwise and have incurred significant operating losses and negative cash flows from our operations. Beginning in the year ended December 31, 2021 and continuing in the year ended December 31, 2022, we generated revenue through the sale of teleradiology services and the sale of AI solutions following the completion of the merger with Nanox AI, and the acquisitions of USARAD in November 2021. Beginning in the year ended December 31, 2023 we generated revenue through the sale of Nanox.CONNECT and scan services. During the year ended December 31, 2023, we did not generate any revenue from sales of imaging services from the Nanox System. As of December 31, 2024, we have generated revenue from sales of imaging services from the Nanox System and other services. As of December 31, 2025, we have generated revenue from sales of imaging services from the Nanox System, AI and software products, teleradiology and other services. Historically, we have funded our operations primarily with proceeds from the sale of our and our predecessor company’s ordinary shares.

Since incorporation through December 31, 2025, we accumulated deficit of $448,767 and our activities have been funded mainly by the sale of our ordinary shares and positive cash flow from the Teleradiology business segment. We expect to continue to incur significant costs related to our commercializing efforts and our ongoing operations. We estimated that the Company’s cash and cash equivalents, and deposits as of December 31, 2025, will not be sufficient to support our operations under the current operating plans for at least one year from the issuance date of this annual report. The Company is exploring the use of mitigating actions such postponing expenses that are not based on firm commitments. We are exploring opportunities to fundraise by means of private equity or otherwise, and management is looking for the most favorable deal, taking into consideration the Company’s needs and market conditions. However, there is no assurance that we will be able to obtain such funding or secure it with favorable terms. Our consolidated financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Cash Flows

The following table provides information regarding our cash flows for the periods presented:

	Year Ended December 31,
	2025	2024	2023
	($ in thousands)
Net cash used in operating activities	$(40,793)	$(36,598)	$(44,777)
Net cash from (used in) investing activities	29,373	(20,051)	35,433
Net cash provided by financing activities	21,368	39,504	27,252
Effect on changes in exchange rates on cash balances in foreign currencies	(101)	72	(60)
Net change in cash and cash equivalents and restricted cash equivalents	$9,847	$(17,073)	$17,848

Net Cash used in Operating Activities

During the years ended December 31, 2025, 2024 and 2023, net cash used in operating activities was $40.8 million, $36.6 million and $44.8 million, respectively, resulting from our net loss of $75.0 million, $53.5 million and $60.8 million, respectively, adjusted for stock-based compensation changes of $4.2 million, $7.3 million and $6.8 million, respectively, amortization of intangible assets of $10.5 million, $10.6 million and $10.6 million, respectively, goodwill impairment of $0.0 million, $0.0 million and $7.4 million, respectively, impairment of long-lived asset of $17.5 million, $0.0 million and $0.0 million, respectively, change in contingent earnout liability of $0 million, 0 million and ($4.5) million, respectively, non-cash charges of $(0.8) million, $0.2 million and $3.1 million, respectively, and changes in components of working capital of $2.8 million, ($1.1) million and ($7.4) million, respectively.

Net Cash provided by (used) in Investing Activities

During the years ended December 31, 2025, 2024 and 2023, net cash provided by (used in) investment activities was $29.4 million, $(20.1) million and $35.4 million, respectively. The increase in cash provided by investing activities during the year ended December 31, 2025, was primarily due to proceeds from the sale and maturities of marketable securities in the amount of $18.3 million, release of short-term deposits in the amount of $15.5 million, that was offset in part by purchase of property and equipment in the amount of $4.2 million.

Net Cash provided by Financing Activities

During the years ended December 31, 2025, 2024 and 2023, net cash provided by financing activities was $21.4 million, $39.5 million and $27.3 million, respectively, primarily due to proceeds from the issuance of ordinary shares and warrants, net of issuance costs, and from the issuance of ordinary shares upon exercise of options and warrants.

On November 23, 2025, we entered into a securities purchase agreement with a single institutional investor for the purchase and sale of 3,826,530 of the Company’s ordinary shares at a purchase price of $3.92 per share, in a registered direct offering. The gross proceeds from the offering were approximately $15 million, before deducting placement agent fees and other offering expenses payable by the Company.

On June 7, 2024, we entered into the Sales Agreement with the Agents relating to the issuance and sale from time to time of our ordinary shares. In accordance with the terms of the Sales Agreement, we may offer and sell our ordinary shares having an aggregate offering price of up to $100 million from time to time through the Agents pursuant to the sales agreement. The Agents will be entitled to compensation at a commission rate of up to 2.5% of the aggregate gross proceeds from each sale of ordinary shares. As of December 31, 2025, we have raised $44.9 million net under the Sales Agreement.

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

In addition, we have lease agreements for the lease of vehicles for certain of our employees in Israel, which are effective through March 2028.

As of December 31, 2025, we had non-current operating leases liabilities of $3.8 million. For additional details regarding our operating lease agreements, see Note 7 to our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the commercialization of the Nanox systems following the clearances from the FDA to market the Nanox.ARC (including the Nanox.CLOUD) and the Nanox.ARC X as a stationary X-ray systems, our AI products and the resale of third parties’ software in the U.S. market. and our research and development and improvement of the Nanox Systems. In addition, we incur additional costs associated with operating as a public company. Our expenses will also increase if, and as, we:

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

Because of the numerous risks and uncertainties associated with manufacture, research, development, and commercialization of products, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on, and could increase significantly as a result of, many factors, including:

●	the scope, progress, results and costs of researching and developing the Nanox Systems;

●	the costs, timing and outcome of regulatory review of the Nanox.ARC and the Nanox.ARC X (including the Nanox.CLOUD);

●	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for the Nanox Systems for which we receive marketing approval;

●	commercial manufacturing, shipping, installation and deployment of the Nanox Systems and sufficient inventory to support commercial launch;

●	the revenue received from commercial sale of the Nanox Systems;

●	the cost and timing of hiring new employees to support our continued growth;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the ability to establish and maintain collaborations on favorable terms, if at all;

●	the costs incurred with respect to and the outcome of the securities and other litigations we are currently subject to and any similar or other claims, litigation and inquiries we may be subject to in the future; and

●	the timing, receipt and amount of sales of the Nanox Systems.

A change in any of these or other variables with respect to the development of any of our products could significantly change the costs and timing associated with the development of that product. Further, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

We expect that we will need to obtain additional financing to implement our business plan such as the financing we consummated with institutional investors in November 2025 and the utilization of our Sales Agreement. Any inability to raise adequate funds on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operation and prospects.

To date, we have principally financed our operations through the sale of our ordinary shares. Nevertheless, management anticipates that our current cash and cash equivalents position and generating revenue will provide us limited financial resources for the near future to continue implementing our business strategy of further developing our products. Management plans to secure additional financing sources, including but not limited to the sale of our ordinary shares in future financings. There can be no assurance, however, that we will be successful in raising additional capital or that we will have net income from operations to fund our business plan for the near future or long term. On a preliminary unaudited basis, the Company estimates that its cash and cash equivalents net of a short-term bank loan to be approximately $35.0 million as of the date of issuance of this Annual Report. These conditions raise substantial doubt about the Company’s ability to continue as a going concern as of December 31, 2025. Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties. Therefore, we anticipate that our business will require substantial additional investments that have not yet been secured. We are continuing in the process of fund raising in the private equity and capital markets as the Company will need to finance future activities. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect your rights as an ordinary shareholder. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. In addition, debt financing would result in increased fixed payment obligations.

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

Intellectual Property

As of March 31, 2026, we and our subsidiaries had 31 issued patents and 7 pending patent applications in the United States. We also had 5 issued patents and 1 pending patent application in Israel, 3 issued patent and 4 pending patent applications in the European Patent Office, 1 granted Germany Utility Model, 3 issued patents in China, 3 issued patents in Korea and 2 issued patents in Hong Kong. Our issued patents generally expire between the years 2032 and 2041, and some are directed to various features and combinations of features of the Nanox.ARC, the Nanox.ARC X and the others for AI and teleradiology. We also have 4 trademarks registered in the United States, 9 trademarks registered in Israel, 1 trademark registered in China, 1 trademark registered in India, 2 trademark registered in Japan, 3 trademarks registered in the European Union, 3 trademarks registered in Great Britain and 3 International trademarks.

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

As a result of the impairment assessment, we concluded that the fair value of the AI solutions reporting unit decreased below its carrying value and therefore we recorded a goodwill impairment charge of $365 thousand. As a result, the goodwill assigned to the AI solutions reporting unit was fully impaired.

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

As further described under Note 6 in the financial statements, in the fourth quarter of 2025, we recorded a non-cash impairment charge of $17,528 in respect of the chip production line in Korea. This charge was recorded under “Impairment of long-lived assets” line item in the consolidated statements of operations and comprehensive income (loss). During 2024 and 2023, we did not record any impairment charge related to our definite life intangible assets.

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

On or about December 21, 2023, a claim was filed in Israel against the Company, the Gibraltar Entity, and the late Mr. Ran Poliakine, based on allegations previously dismissed in the First Gibraltar Judgment. The Company submitted its statement of defense on September 15, 2024 and so did the estate of the late Mr. Ran Poliakine (the “Estate”). In its statement of defense, the Company reiterated its strong denial of the plaintiff’s baseless claims and emphasizes that the Company was never a party to the consulting agreement with the plaintiff. In addition, the Company is not responsible for any potential liabilities of Gibraltar Entity, which is a separate legal entity. Furthermore, the plaintiff has no right to a bonus or consulting fees from the Gibraltar entity. Lastly, the Company stated there is no basis for piercing the corporate veil between the Gibraltar entity and the Company so as to attribute the acts or omissions or knowledge of the Gibraltar entity to the Company. The Company stated that it acted in good faith and that all its actions were conducted in a legal and proper manner. On April 5, 2024, the Gibraltar entity filed an amended claim and a request for an anti-suit injunction (“ASI”) in Gibraltar against the plaintiff. On November 18, 2024, the Gibraltar court granted the Gibraltar entity’s request and issued an ASI, preventing the plaintiff from continuing to pursue the present claim against the Gibraltar entity in Israel. As a result, the dispute between the plaintiff and the Gibraltar entity will be adjudicated before the Gibraltar court, in accordance with Gibraltar law. In January 2025, the plaintiff filed a new claim against the Company with the Gibraltar court, which was dismissed due to procedural defects. The plaintiff filed an additional claim against the Company, which was served on the Company on December 25, 2025. The Company decided not to contest the jurisdiction of the Gibraltar court and consent to the Gibraltar Jurisdiction, and will therefore submit a statement of defense in Gibraltar court. In light of the above, on February 1, 2026, the plaintiff filed with the court in Israel a motion seeking to dismiss the claim submitted against the Company in Israel and thereby close the proceedings in Israel. The Company has submitted its response to the motion, together with a request for an award of costs, on April 26, 2026, in which it argued that there was no basis to file the claim against it in the first place, as its adjudication is contingent upon a prior determination of the date of termination of the engagement between the Plaintiff and Gibraltar Entity, before the court in Gibraltar, and only thereafter, to the extent it is determined that a breach occurred (which is denied), could the claims against the Company, which are wholly denied, be addressed.

On December 11, 2025, we received a letter from a shareholder detailing certain purported concerns and allegations relating to representations made during negotiations regarding a certain asset transaction. On April 19, 2026, we entered into a settlement agreement with said shareholder, pursuant to which the alleging shareholder, on its own behalf and on behalf of its shareholders, fully released us from any and all claims, including those mentioned in the shareholder’s letter, claims relating to the asset transaction, and claims relating to the relationship with the shareholder and its affiliates and shareholders. In return for the release, and without admission of any liability, the Company agreed to issue to the shareholder 450,000 ordinary shares.

As of December 31, 2025, we accrued an amount of $1,260 thousand in connection with the above referenced complaint. The accrual was recorded against other expenses, net in the consolidated statements operations and comprehensive loss.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information concerning our executive officers and directors, including their ages, as of April 30, 2026:

Name	Age	Position
Executive Officers
Erez Meltzer	68	Chief Executive Officer, Acting Chairman of the Board
Ran Daniel*	58	Chief Financial Officer
James Dara	56	General Manager Source & Services Division
Ofir Koren	56	General Manager Nanox.ARC Division
Sharon Saban	51	General Manager Nanox.AI Division
Tamar Aharon Cohen	49	Executive Vice President and Chief Marketing Officer
Gali Yahav Attias	47	Chief Corporate Resources
Marina Gofman Feler	37	Chief Legal Officer

Non-Employee Directors
Noga Kainan	71	Director
Dan Suesskind	82	Director
Erez Alroy	63	Director
Michael Jackman	67	Director
Nehama Ronen	64	Director

*	As previously reported by us, effective July 31, 2026, Mr. Daniel will step down from his position as our Chief Financial Officer and will be succeeded in that role by Mr. Guy Nathanzon.

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

Sharon Saban has served as Nanox AI’s VP R&D from August 2022, commencing as of January 2023, as Nanox AI’s Chief Operating Officer and commencing October 2025 as our General Manager of the AI division. Prior to joining us, Mr. Saban served as a Vice President of program management at Parallel Wireless between 2020 to 2022. From 2018 to 2020, Mr. Saban served as COO of Mantis Vision. Prior to Mantis Vision, Mr. Saban served as the Director for Business Development at Samsung Strategy and Innovation Center (SSIC) between 2015-2018. Prior to Samsung, Mr. Saban served as the VP R&D for Essence Group between 2008-2015. Mr. Saban received his Bachelor of Science degree in Electrical Engineering from Tel Aviv University.

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

Dan Suesskind has served as a member of our board of directors since February 2021. Mr. Suesskind served as the Chief Financial Officer of Teva Pharmaceutical Industries Ltd. (“Teva”) from 1977 to 2008 and as a director of Teva for several periods of time until 2018. Mr. Suesskind is currently a director of Sanotize Research and Development Corp., Imed Infinity Medical Limited partnership (TASE) and The Jerusalem Foundation. Mr. Suesskind previously served as a director of the following companies: Israel Corporation Ltd., Redhill Biopharma Ltd., Syneron Medical Ltd., Migdal Ltd., Ness Technologies Inc., the First International Bank of Israel, First International Selective Investment – Portfolio Management Company Ltd., LanOptics Ltd., ESC Medical Systems and the Hadassah Medical Center in Jerusalem. Mr. Suesskind’s public activities include membership in the Investment Committee of the Israeli Academy of Sciences and Humanities, Ben Gurion University and the Jerusalem Foundation. Mr. Suesskind is a member of the Board of Trustees of the Hebrew University of Jerusalem and of the Board of Trustees of the Ben Gurion University. Mr. Suesskind has a bachelor’s degree in economics and political science from the Hebrew University of Jerusalem and an M.B.A. degree from the University of Massachusetts.

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

Nehama Ronen has served as a member of our board of directors since December 2023. Prior to that Ms. Ronen served as the Director General of the Israeli Ministry of Environmental Protection (during the years 1996-1999) and as a member of the Israeli Knesset (during the years 2001-2003). Since 2004, Ms. Ronen has served as the Chairperson of Maman Cargo Terminals & Handling Ltd., Israel’s largest and leading logistic company. From 2005-2019, Ms. Ronen served as Executive Chairperson of ELA Recycling Corporations. Ms. Ronen has served on the board of directors, of Dan Public Transportation since 2020 and of Trendlines Group (which invests in innovations in agrifood technologies and MedTech) since 2022. Previously, Ms. Ronen served as a director of Tamar Petroleum Ltd. (during the years 2017-2026), on the board of directors of Bank Hapoalim (during the years 2010-2015), SHL Telemedicine (during the years 2007-2016) Trucknet Enterprise Ltd. (during the years 2022-2023). Ms. Ronen also previously served as a member of the board of directors of Oil Refineries Ltd., where she also served as the chairperson of its environmental committee and a member of its audit and corporate governance committees (during the years 2008-2011). Ms. Ronen’s civic activities include participating in a number of advisory boards of major Israeli academic institutions. Ms. Ronen holds a B.A. degree in Education and History from Tel Aviv University and Beit Berl Collage and an M.A. degree in Public Management from Haifa University.

B. Compensation

The aggregate compensation, including share-based compensation, paid or expensed by us to our executive officers and directors for the year ended December 31, 2025 was approximately $7.4 million.

The table below sets forth the salary expenses and social benefit costs of our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2025. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

	Information Regarding the Covered Executive(1)
Name and Principal Position (2)	Base Salary	Benefits and Perquisites(3)	Variable Compensation(4)	Equity-Based Compensation(5)	Total
Erez Meltzer, Chief Executive Officer and Acting Chairman	900,000	310,662	112,500	771,707	2,094,689
Ofir Koren, General Manager of the Nanox.ARC Division	271,073	100,190	53,085	151,979	576,327
Tamar Aharon Cohen, EVP and Chief Marketing Officer	225,894	86,276	41,414	252,124	605,708
Ran Daniel, Chief Financial Officer	413,000	65,281	63,800	298,191	840,272
James Dara, General Manager of Source and Services Division	320,000	42,046	61,000	252,588	675,634

(1)	In accordance with Israeli law, all amounts reported in the table are in terms of cost to our Company, as recorded in our financial statements for the year ended December 31, 2025.

(2)	Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2025.

(3)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for pension, severance, vacation, car or car allowance, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines, regardless of whether such amounts have actually been paid to the executive.

(4)	Amounts reported in this column refer to Variable Compensation such as incentives and earned or paid bonuses as recorded in our financial statements for the year ended December 31, 2025.

(5)	Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2025 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 11 to our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F.

We pay each of our non-employee directors a cash fee of $43,000 per year plus an additional annual fee for service on a board committee of $9,000 per each committee (or $18,000 for the chairperson of a committee) to be paid in four equal, quarterly installments.

During the year ended December 31, 2025, our directors and officers were granted a total of 87,720 RSUs. As of December 31, 2025, 1,283,597 RSUs were granted to our executive officers and directors under our 2019 Equity Incentive Plan, at a weighted average exercise price of $23.99, granted under the 2019 Equity Incentive Plan, were outstanding.

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

We entered into an employment agreement with Mr. Meltzer, who has served as a director since December 2019, in connection with his appointment as our Chief Executive Officer, effective as of January 1, 2022. Under the agreement, Mr. Meltzer is entitled to a gross annual salary of $900,000. In addition, Mr. Meltzer is entitled to an annual bonus (discretionary and based on measurable criteria) of $900,000, with a guaranteed bonus of at least $450,000 for the 2022 fiscal year if his employment is continued through the entire fiscal year, with the possibility to withdraw an advance payment on account of the 2022 annual bonus, subject to recourse (clawback) for any amount of the 2022 annual bonus that is not earned in excess of the guaranteed portion of the 2022 annual bonus. Accordingly, in 2022, Mr. Meltzer withdrew an advance payment in the amount of $700,000 on account of his 2022 annual bonus, subject to resource (clawback) as described. Under the agreement, we and Mr. Meltzer are required to provide six months’ prior notice of employment termination (except for “Cause” as defined in his employment agreement, in which case no prior notice will be required). If we terminate Mr. Meltzer’s employment and waive his obligation to perform services during the notice period, Mr. Meltzer will be entitled to receive payments of his base salary, social benefits and a company car in lieu of notice for the waived period, up to the full notice period for an immediate termination. In connection with his appointment as our Chief Executive Officer, we granted Mr. Meltzer options to purchase 300,000 ordinary shares at an exercise price of US$23.84 (which may be by way of a cashless exercise mechanism) under our 2019 Equity Incentive Plan. The options vest over a period of four years, such that 25% of the options vested on the first anniversary of the date of grant and thereafter, the options vest equally on a quarterly basis, subject to the continuous engagement by us at each vesting date. These options will have full acceleration in case of consummation of an M&A Transaction (as such term is defined under our 2019 Equity Incentive Plan). In addition, Mr. Meltzer was granted options to purchase 150,000 ordinary shares at an exercise price of US$11.52, which shall vest over a period of four (4) years commencing on April 16, 2024, with one sixteenth of such options vesting at the end of each subsequent three-month period following the grant, and 50,000 RSUs, which shall vest after a period of six (6) months commencing on April 16, 2024. The above equity compensation is in addition to Mr. Meltzer’s equity compensation as a director. Mr. Meltzer does not receive additional cash compensation as a director.

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

Our directors are divided among three classes as follows: the Class I directors, consisting of Erez Meltzer and Nehama Ronen, will hold office until our annual general meeting of shareholders to be held in 2027; the Class II directors, consisting of Erez Alroy and Noga Kainan, will hold office until our annual general meeting of shareholders to be held in 2028; and the Class III directors, consisting of Dan Suesskind and Michael Jackman will hold office until our annual general meeting of shareholders to be held in 2026.

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

Under Israeli law, the chief executive officer or a relative of the chief executive officer of a public company may not serve as the chairman of the board of directors of the company and the chairman or a relative of the chairman may not be vested with the authority of the chief executive officer, in each case, unless approved by our shareholders by a special majority vote as discussed below with respect to the approval of director compensation, as required under the Companies Law. The shareholders’ approval can be provided for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years. In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer; and the chairman of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but he or she may serve as a director or chairman of a controlled subsidiary. Prior to our initial public offering, we obtained our shareholders’ approval that the late Mr. Ran Poliakine may have served as both our chairman of the board of directors and chief executive officer for a period of up to five years from the closing of our initial public offering. The late Mr. Poliakine retired from the position of Chief Executive Officer effective as of December 31, 2021 and continued to serve as non-executive chairman of our board of directors until his passing on January 12, 2024. On June 25, 2024, our shareholders approved the nomination of Mr. Erez Meltzer as the acting chairman of the board, following the board’s determination that Mr. Meltzer is the right candidate to step into the position of the acting chairman and fill the vacancy created due to the passing of Mr. Poliakine.

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

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC and the Nasdaq corporate governance rules, as well as the requirements for such committee under the Companies Law and other applicable Israeli laws, which include:

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

D. Employees

As of December 31, 2025, we had 197 employees, of which 114 employees are based in Israel, 52 employees are based in the United States, 28 employees are based in Korea and the balance in other areas. We have never experienced any employment-related work stoppages and believe our relationship with our employees is good. The following table sets out our total number of employees by function for the last three years.

Area of Activity	As of December 31, 2025	As of December 31, 2024
Cost of Revenue	31	22
General and Administrative	60	55
Research and Development	82	79
Sales and Marketing	24	9
Total	197	165

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

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 27, 2026 by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. In determining beneficial ownership percentages, we deem ordinary shares that a shareholder has the right to acquire, including the ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable or RSUs that vest within 60 days of April 27, 2026, if any, to be outstanding and to be beneficially owned by the person with such right to acquire additional ordinary shares for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 69,590,228 ordinary shares outstanding as of December 31, 2025.

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

Unless otherwise noted below, the address for each beneficial owner is c/o Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel 4970602.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Executive Officers
Erez Meltzer(1)	474,776	*
Ran Daniel (2)	89,346	*
James Dara (3)	174,618	*
Ofir Koren (4)	169,892	*
Tamar Aharon Cohen (5)	118,868	*
Gali Yahav Attias (6)	68,722	*
Marina Gofman Feler (7)	62,187	*
Sharon Saban (8)	13,958	*
			%
Directors
Erez Meltzer (1)	474,776	*
Noga Kainan (9)	76,757	*
Dan Suesskind (10)	75,693	*
Erez Alroy (11)	60,229	*
Michael Jackman (12)	24,333	*
Nehama Ronen (13)	33,000	*
All directors and executive officers as a group (15 persons)	1,446,649	2.04%

*	Amount represents less than 1% of outstanding ordinary shares.

(1)	Represents (i) 60,584 ordinary shares, and (ii) options to purchase 414,192 ordinary shares exercisable within 60 days of April 27, 2026.

(2)	Represents (i) 6,950 ordinary shares, and (ii) options to purchase 82,396 ordinary shares currently exercisable or exercisable within 60 days of April 27, 2026.

(3)	Represents options to purchase 174,618 ordinary shares currently exercisable or exercisable within 60 days of April 27, 2026.

(4)	Represents (i) 20,000 ordinary shares, and (ii) options to purchase 149,892 ordinary shares currently exercisable or exercisable within 60 days of April 27, 2026.

(5)	Represents (i) 20,000 ordinary shares, and (ii) options to purchase 98,868 ordinary shares currently exercisable or exercisable within 60 days of April 27, 2026.

(6)	Represents (i) 20,000 ordinary shares, and (ii) options to purchase 35,020 ordinary shares currently exercisable or exercisable within 60 days of April 27, 2026.

(7)	Represents (i) 20,000 ordinary shares, and (ii) options to purchase 42,187 ordinary shares currently exercisable or exercisable within 60 days of April 27, 2026.

(8)	Represents options to purchase 13,958 ordinary shares currently exercisable or exercisable within 60 days of April 27, 2026.

(9)	Represents (i) 5,502 ordinary shares, and (ii) options to purchase 71,255 ordinary shares currently exercisable or exercisable within 60 days of April 27, 2026.

(10)	Represents (i) 4,708 ordinary shares and (ii) options to purchase 71,255 ordinary shares currently exercisable or exercisable within 60 days of April 27, 2026.

(11)	Represents (i) 4,708 ordinary shares and (ii) options to purchase 55,521 ordinary shares currently exercisable or exercisable within 60 days of April 27, 2026.

(12)	Represents (i) 4,709 ordinary shares and (ii) options to purchase 19,624 ordinary shares currently exercisable or exercisable within 60 days of April 27, 2026.

(13)	Represents (i) 4,708 ordinary shares and (ii) options to purchase 32,292 ordinary shares currently exercisable or exercisable within 60 days of April 27, 2026.

As of December 31, 2025, according to the records of Continental Stock Transfer & Trust Co., approximately 204,897 (or 0.3%) of our outstanding ordinary shares are held by 10 record holders in the United States, not including Cede & Co., the nominee of the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, since January 1, 2023, to which we were or are a party and in which the other parties included or include our directors, executive officers, holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons.

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

Equity Incentive Plans

From time to time, we grant options to purchase our ordinary shares and/or restricted share units (“RSUs”) to our executive officers and directors. On December 10, 2024, our shareholders approved an award of restricted share units to our non-executive directors. For more information, see Notice and Proxy Statement for the Annual General Meeting of the Shareholders, filed as exhibit 99.1 to the Company’s form 6-K, on October 29, 2024. For a description of our equity incentive plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plan.”

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

Item 9. The Offer and Listing

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

Ordinary Shares

As of December 31, 2025, we had 69,590,228 ordinary shares outstanding.

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

On November 19, 2025, the Company completed the acquisition of 100% of the shares of Vaso IT (now known as Nanox Health IT), pursuant to the terms of the Vaso SPA, among Nanox Inc., Vaso IT, and Vaso Corp.

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

In August 2025, we entered into a volume supply agreement with Fabrinet, a provider of contract product manufacturing and engineering services to original equipment manufacturers of optical components, modules and subsystems, industrial lasers, and sensors. Under the agreement, Fabrinet will manufacture certain of our products and procure materials as directed by us, assemble, test and ship the products, and provide secure storage and insurance for our consigned materials and equipment.

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

Warrant Agreements

As of April 30, 2026, there was one outstanding warrant to purchase up to 2,142,858 ordinary shares, with an exercise price of $19.00 per share, issued to a single investor as part of registered direct offering on July 26, 2023.

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

On June 7, 2024, we entered into the Sales Agreement with the Agents relating to the issuance and sale from time to time of our ordinary shares. In accordance with the terms of the Sales Agreement, we may offer and sell our ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents pursuant to the sales agreement. The Agents will be entitled to compensation at a commission rate of up to 2.5% of the aggregate gross proceeds from each sale of ordinary shares. As of December 31, 2025 we have raised $44.9 million under the Sales Agreement.

On November 23, 2025, we entered into a securities purchase agreement with a single institutional investor for the purchase and sale of 3,826,530 of the Company’s ordinary shares at a purchase price of $3.92 per share, in a registered direct offering. The gross proceeds from the offering were approximately $15 million, before deducting placement agent fees and other offering expenses payable by the Company.

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

Tax Benefits Under the 2017 Amendment

The Investment Law has been amended several times over the recent years, with the three most significant changes effective as of April 1, 2005, to which we refer as the 2005 Amendment, as of January 1, 2011, to which we refer as the 2011 Amendment, and as of January 1, 2017, to which we refer as the 2017 Amendment. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax benefit programs under the Investment Law.

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

Dividends distributed to Israeli Shareholder by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income are generally subject to withholding tax at the rate of 20% or such lower rate, as may be provided in an applicable tax treaty (in the case of non-Israeli shareholders, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). If such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If dividends paid out of Preferred Technology Income are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

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

Real Capital Gain derived by corporations will be generally subject to the regular corporate tax rate (23% in 2025).

Corporate and individual shareholder dealing in securities in Israel may be taxed at the tax rates applicable to business income—23% for corporations in 2025 and a marginal tax rate of up to 47% (in 2025) for individuals, not including Excess Tax (described below). Notwithstanding the foregoing, Real Capital Gain derived from the sale of our ordinary shares by a non-Israeli shareholder (whether an individual or a corporation) may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the shares on a recognized stock exchange, (ii) the seller does not have a permanent establishment maintained in Israel to which the derived capital gain is attributable, (iii) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, alone or together with another by Israeli residents, and (iv) if the seller is a corporation, there is no Israeli resident that is entitled to 25% or more of the revenues or profits of the corporation, directly or indirectly. In addition, such exemption would not be available to a person whose capital gains from selling or otherwise disposing of the securities are deemed to be business income. In addition, this exemption shall not be relevant to the part of the capital gains allocable to the holding period before the shares were listed for trading on the stock exchange (however, such portion might also be exempt from tax in Israel if certain criteria are met).

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

Excess Tax

Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax on annual income exceeding a certain threshold (NIS 721,560 for 2025), including, but not limited to, income derived from dividends, interest and capital gains. The threshold is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation effective as of January 1, 2025, an additional 2% excess tax will be imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income, or income from “personal effort”), provided that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560. This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Because the PFIC income test described above is based on a non-U.S. corporation’s gross income and not its net income, a non-U.S. corporation in the early stages of its business, such as our company, can be treated as a PFIC in those taxable years before it has sufficient operating revenue as a result of earning any amount of interest or other passive income. As a result, we believe that we may technically be classified as a PFIC for the taxable year ended December 31, 2025. Depending upon the composition of our income and assets and the market price of our ordinary shares during 2026 and subsequent taxable years and whether we start generating a substantial amount of active revenue, we could continue to be classified as a PFIC for 2026 and subsequent taxable years if we are classified as a PFIC for 2025. Accordingly, U.S. Holders of our ordinary shares should be willing to assume the risks of investing in a PFIC.

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

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the holder holds our ordinary shares. However, if we cease to meet the threshold requirements for PFIC status, provided that the U.S. Holder has not made a mark-to-market election, as described below, such holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to our ordinary shares held by such U.S. Holder. If such election is made, the U.S. Holder will be deemed to have sold our ordinary shares it holds on the last day of the last taxable year in which we were classified as a PFIC at their fair market value and any gain from such deemed sale will be taxed under the PFIC rules described above. After the deemed sale election, so long as we do not become classified as a PFIC in a subsequent taxable year, the ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the PFIC rules described above with respect to any “excess distribution” received from us or any gain from an actual sale or other disposition of the ordinary shares. The rules dealing with deemed sale elections are very complex. U.S. Holders of our ordinary shares should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be classified as a PFIC and such election becomes available to such holders.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act with respect to their purchases and sales of ordinary shares. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we submit to the SEC, on Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year.

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

Item 11. Qualitative and Quantitative Disclosures About Market Risk

Interest Rate Risk

As of December 31, 2025, we had cash equivalents consisting primarily of U.S. dollar bank money market accounts and deposits. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. Consequently, changes in market interest rates would not have a material impact on our financial position or results of operations.

As of December 31, 2025, we had an outstanding short-term loan of $3.1 million that was provided to Nanox Korea and approximates its carrying value since it bears interest at a rate close to the prevailing market rate.

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

Management of the Company, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2025.

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

Based on their evaluation, as of the end of the period covered by this Annual Report on Form 20-F, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures over financial reporting were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our Management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Our management, under the supervision and participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Following the assessment, our management determined that our internal control over financial reporting was effective as of December 31, 2025.

(c)	Attestation Report of the Registered Public Accounting Firm

Our internal control over financial reporting as of December 31, 2025 has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under “Item 18—Financial Statements.”

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

	Year Ended December 31,
	2025	2024
Audit Fees(1)	$591,013	$605,121
Audit-Related Fees(2)	4,000	2,396
Tax Fees(3)	6,461	8,541
All Other Fees(4)	—	—
Total	$601,474	$616,058

(1)	“Audit Fees” represents the aggregate fees billed or accrued for the interim reviews and audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)	“Audit-Related Fees” represents the aggregate fees billed or accrued for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”

(3)	“Tax Fees” represents the aggregate fees billed or accrued for professional tax services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(4)	“All Other Fees” represents the aggregate fees billed or accrued for services rendered by our independent registered public accounting firm other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is attached as Exhibit 11.1 to this Annual Report.

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

Our cybersecurity risk assessment and management processes are implemented and maintained by our management team, including our Chief Information Security Officer (CISO), Vice President of IT & Cyber (VP IT & Cyber), and our legal professionals.

Our CISO reports to the VP IT & Cyber who reports to the Chief Resource Officer. The CISO and VP IT & Cyber have primary responsibility for the strategy, engineering, and operations of cybersecurity across the Company, in collaboration with executive management and business unit leaders. All legal aspects related to cybersecurity are reported to the Chief Legal Officer.

Our CISO is supported by a team of cybersecurity, information security, information technology, operations, and legal professionals, both in-house and through external service providers.

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

Material Cybersecurity Incidents

For the fiscal year ended December 31, 2025, the Company did not experience any material cybersecurity incidents, nor do we face any current risk from cybersecurity threats, including from any previous cybersecurity incidents, that are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition.

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

Item 18. Financial Statements

The consolidated financial statements of Nano-X Imaging Ltd. are included at the end of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit No.	Description
1.1*	Form of Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-240209) filed on August 14, 2020 with the SEC)
2.1†	Description of Securities Registered under Section 12 of the Exchange Act
4.1*	Asset Purchase Agreement, dated November 3, 2021, among MDWEB, LLC, Nano-X Imaging. and Nano-X Imaging Ltd. (incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 2, 2022 with the SEC)
4.2*	Agreement and Plan of Merger, dated August 9, 2021, among Nano-X Imaging Ltd, Zebra Medical Vision Ltd. and PerryLLion Ltd. (incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 2, 2022 with the SEC)
4.3*	First Amendment to the Agreement and Plan of Merger, dated August 9, 2021, among Nano-X Imaging Ltd, Zebra Medical Vision Ltd. and PerryLLion Ltd. (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 2, 2022 with the SEC)
4.4*	Stock Purchase Agreement dated November 2, 2021 by and among Dr. Michael Yuz, Dr. Michael Yuz as the representative of Sellers, USARAD Holdings, Inc. and Nano-X Imaging Ltd (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 2, 2022 with the SEC)
4.5*	Form of warrants to purchase ordinary shares issued to A-Labs Finance and Advisory Ltd. (incorporated by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.6*	Warrant to purchase ordinary shares, dated September 2, 2019, issued to SK Telecom TMT Investment Corp. (incorporated by reference to Exhibit 4.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.7*	Amendment to Warrant to purchase ordinary shares, dated June 4, 2020, issued to SK Telecom TMT Investment Corp. (incorporated by reference to Exhibit 4.7 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.8*	Form of warrants to purchase ordinary shares issued to institutional investor, filed on July 26, 2023, as Exhibit 4.3 to the Registrant’s Form 6-K (File No. 001-39461) filed on July 26, 2023 with the SEC)
4.9*	Contract Manufacturing Agreement, dated May 26, 2020, by and between the Registrant and FoxSemicon Integrated Technology, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.10*	2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)

4.11*	U.S. Sub-Plan (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-240209) filed on July 30, 2020 with the SEC)
4.12*	Form of Indemnification Agreement between the Registrant and each director and executive officer (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1/A (File No. 333-240209) filed on August 14, 2020 with the SEC)
4.13*	Compensation Policy for Executive Officers and Directors (incorporated by reference to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed with the SEC on April 9, 2025)
4.14*	Settlement Agreement and Release dated December 29, 2022, among Nano-X Imaging Ltd, Nano-X AI Ltd. (formerly Zebra Medical Vision Ltd.) and PerryLLion Ltd. (incorporated by reference to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 1, 2023 with the SEC)
4.15*	First Amendment to Stock Purchase Agreement dated April 28, 2023, by and among Dr. Michael Yuz, as the Seller Representative, Nano-X Imaging, Inc. and Nano-X Imaging Ltd. (incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed on May 1, 2023 with the SEC)
4.16*	Sales Agreement, dated as of June 7, 2024, among NANO-X IMAGING LTD, Cantor Fitzgerald & Co., and Mizuho Securities USA LLC. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K furnished to the SEC on June 7, 2024)
4.18*	Stock Purchase Agreement, dated as of November 18, 2025, among Nano-X Imaging Inc., Vaso Corporation, and Vaso Healthcare IT (incorporated by reference to Exhibit 2.6 to the Registrant’s Registration Statement on Form F-3, Filed with the SEC on March 13, 2026)
4.19†#	Development and Purchase Agreement, dated as of December 22, 2024, among Nano-X Imaging Ltd. and SKAN-X Radiology Devices SRL
4.20†#	Volume Supply Agreement, dated as of August 8, 2025, among Nano-X Imaging Ltd. and Fabrinet
8.1†	List of subsidiaries of the Registrant
11.1*	Insider Trading Compliance Policy (incorporated by reference to Exhibit 11.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed with the SEC on April 9, 2025)
12.1†	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2†	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1±	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2±	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1†	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.) a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm.
97.1*	Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-39461) filed with the SEC on April 9, 2025)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Previously filed.

†	Filed herewith.

±	Furnished herewith.

#	Certain portions of this exhibit have been omitted pursuant to Form 20-F’s Instructions as to Exhibits. The registrant agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.

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

Date: April 30, 2026

NANO-X IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nano-X Imaging Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nano-X Imaging Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1a to the consolidated financial statements, the Company has incurred recurring losses and negative cash flows from operating activities and has an accumulated deficit as of December 31, 2025. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1a. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

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

The Company’s ability to continue as a going concern

As described above and in Note 1a to the consolidated financial statements, the Company has an accumulated deficit and its activities have been funded primarily through offerings of the Company’s securities and borrowing. There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing its commercial operations, as well as further development and enhancement of its imaging technology, obtaining and maintaining regulatory approvals and expanding its sales, marketing and operational infrastructure, all of which will result in negative cash flows from operating activities. Management believes that its current resources are insufficient to fund its activities for a period exceeding 12 months from the date of issuance of the consolidated financial statements. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern.

The principal considerations for our determination that performing procedures related to the Company’s ability to continue as a going concern is a critical audit matter are the estimation and execution uncertainty regarding the Company’s future cash flows and management’s judgments and assumptions in estimating these cash flows to conclude the Company would have sufficient liquidity to fund its operations for at least 12 months from the date of issuance of the consolidated financial statements. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the consolidated financial statements. Our audit procedures included, among others, testing the reasonableness of the forecasted revenue, operating expenses, and uses and sources of cash used in management’s assessment of whether the Company has sufficient liquidity to fund operations for at least 12 months from the consolidated financial statements issuance date. This testing included testing the effectiveness of controls over management’s liquidity assessment including the review of the inputs and assumptions used in this assessment. We assessed the appropriateness of forecast assumption by comparing prior period forecasts to actual results, comparing forecasted revenue to recent historical financial information, testing the underlying data generated to prepare the forecast scenarios and determined whether there was adequate support for the assumptions underlying the forecast, considering the terms of the Company’s existing loans and evaluating management’s analysis of the impact of the above assumptions on the forecasted cash flows. We assessed the adequacy of the Company’s going concern disclosures included in Note 1a to the consolidated financial statements.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member firm of PricewaterhouseCoopers International Limited

Tel Aviv

April 30, 2026

We have served as the Company’s auditor since 2019.

NANO-X IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	December 31,
	2025	2024
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	49,151	39,304
Short-term deposits	10,459	15,500
Marketable securities	-	18,402
Accounts receivables net of allowance for credit losses of $367 and $112 as of December 31, 2025, and December 31, 2024, respectively.	2,013	1,805
Inventories	3,070	1,493
Prepaid expenses	1,255	827
Other current assets	845	1,349
TOTAL CURRENT ASSETS	66,793	78,680

NON-CURRENT ASSETS:
Restricted deposits	361	337
Long-term deposits	-	10,000
Property and equipment, net	29,677	45,355
Goodwill	316	-
Operating lease right-of-use asset	3,518	3,843
Intangible assets	59,868	69,995
Other non-current assets	1,632	1,792
TOTAL NON-CURRENT ASSETS	95,372	131,322
TOTAL ASSETS	162,165	210,002

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Short-term loan	3,136	3,061
Accounts payable	2,886	2,209
Accrued expenses	4,224	3,968
Deferred revenue	534	140
Contingent short-term earnout liability	304	-
Current maturities of operating lease liabilities	950	745
Other current liabilities	4,854	3,849
TOTAL CURRENT LIABILITIES	16,888	13,972

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	3,765	3,640
Non-current deferred revenue	17	-
Contingent long-term earnout liability	173	-
Deferred tax liability	600	2,576
Other long-term liabilities	990	695
TOTAL NON-CURRENT LIABILITIES	5,545	6,911
TOTAL LIABILITIES	22,433	20,883

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at December 31, 2025 and December 31 2024, 69,590,228 and 63,762,001 issued and outstanding at December 31, 2025 and December 31, 2024, respectively	198	181
Additional paid-in capital	588,301	562,688
Accumulated other comprehensive loss	-	(1)
Accumulated deficit	(448,767)	(373,749)
TOTAL SHAREHOLDERS’ EQUITY	139,732	189,119
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	162,165	210,002

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share and per share data)

	Year ended December 31,
	2025	2024	2023
	U.S. Dollars in thousands
REVENUE	13,021	11,283	9,905

COST OF REVENUE	25,809	21,892	16,497

GROSS LOSS	(12,788)	(10,609)	(6,592)

OPERATING EXPENSES:
Research and development, net	19,236	20,182	26,049
Sales and Marketing	5,665	3,410	4,168
General and administrative	21,587	22,455	24,272
Goodwill impairment	-	-	7,420
Change in contingent earnout liability	7	-	(4,488)
Impairment of long-lived assets	17,528	-	-
Other expenses (income)	1,423	90	(1,424)
TOTAL OPERATING EXPENSES	65,446	46,137	55,997
OPERATING LOSS	(78,234)	(56,746)	(62,589)

REALIZED INCOME (LOSS) FROM SALE OF MARKETABLE SECURITIES	-	2	(178)
FINANCIAL INCOME, net	1,424	2,870	1,652
OPERATING LOSS BEFORE INCOME TAXES	(76,810)	(53,874)	(61,115)

INCOME TAX BENEFIT	1,792	358	339
NET LOSS	(75,018)	(53,516)	(60,776)

BASIC AND DILUTED LOSS PER SHARE	(1.16)	(0.91)	(1.08)
WEIGHTED AVERAGE NUMBER OF BASIC AND DILUTED ORDINARY SHARES OUTSTANDING (IN THOUSANDS)	64,790	58,673	56,368

NET LOSS	(75,018)	(53,516)	(60,776)
Other comprehensive income:
Reclassification of net losses (income) realized in income statement	-	(2)	178
Unrealized gain from marketable securities	1	306	1,491
Total other comprehensive income:	1	304	1,669
TOTAL COMPREHENSIVE LOSS	(75,017)	(53,212)	(59,107)

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2023	55,094,237	158	477,953	(1,974)	(259,457)	216,680

CHANGES DURING 2023:
Issuance of ordinary shares and warrants, net of issuance expenses **	2,142,858	6	27,133	-	-	27,139
Issuance of ordinary shares upon exercise of RSUs	34,750	*	-	-	-	*
Issuance of ordinary shares upon exercise of options	251,391	*	903	-	-	903
Issuance of ordinary shares under settlement agreement with former stockholders of USARAD Holding Inc.	255,392	1	1,560	-	-	1,561
Reclassification of earn-out liability to equity	-	-	1,500	-	-	1,500
Share-based compensation	-	-	6,838	-	-	6,838
Unrealized gain from marketable securities, net	-	-	-	1,669	-	1,669
Net loss for the year	-	-	-	-	(60,776)	(60,776)
BALANCE AT DECEMBER 31, 2023	57,778,628	165	515,887	(305)	(320,233)	195,514
CHANGES DURING 2024:
Issuance of ordinary shares, net of issuance expenses **	5,046,990	14	37,820	-	-	37,834
Issuance of ordinary shares upon exercise of RSUs	190,000	*	-	-	-	-
Issuance of ordinary shares upon exercise of options	746,383	2	1,668	-	-	1,670
Share-based compensation	-	-	7,313	-	-	7,313
Unrealized gain from marketable securities, net	-	-	-	304	-	304
Net loss for the year	-	-	-	-	(53,516)	(53,516)
BALANCE AT DECEMBER 31, 2024	63,762,001	181	562,688	(1)	(373,749)	189,119
Issuance of ordinary shares, net of issuance expenses **	5,624,989	17	21,188	-	-	21,205
Issuance of ordinary shares upon exercise of RSUs	12,985	*	-	-	-	-
Issuance of ordinary shares upon exercise of options	74,027	*	163	-	-	163
Issuance of ordinary shares under settlement agreement with former stockholders of MDW	116,226	*	-	-	-	-
Share-based compensation	-	-	4,262	-	-	4,262
Unrealized gain from marketable securities, net	-	-	-	1	-	1
Net loss for the year	-	-	-	-	(75,018)	(75,018)
BALANCE AT DECEMBER 31, 2025	69,590,228	198	588,301	-	(448,767)	139,732

*	Less than $1.
**	Issuance expenses totaled to $1,076, $970 and $2,861 in 2025, 2024 and 2023 respectively.

The accompanying notes are an integral part of these consolidated financial statements

NANO-X IMAGING LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2025	2024	2023
	U.S. Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(75,018)	(53,516)	(60,776)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	4,190	7,261	6,838
Amortization of intangible assets	10,508	10,612	10,612
Impairment of long-lived assets	17,528
Impairment of goodwill	-	-	7,420
Change in contingent earnout liability	7	-	(4,488)
Depreciation	1,189	1,121	1,198
Deferred tax liability, net	(1,976)	(377)	(377)
Realized loss (income) from sale of marketable securities	-	(2)	178
Exchange rate differentials	153	(512)	69
Amortization of premium, discount and accrued interest on marketable securities	108	(260)	735
Interest of short-term deposits	(459)	-	-
Loss from disposal of property and equipment	207	202	1,297
Changes in operating assets and liabilities, net of effects of businesses acquired:
Change in inventories	(325)	(277)	-
Accounts receivable, net	107	(321)	(507)
Prepaid expenses and other current assets	409	190	1,940
Other non-current assets	29	218	(251)
Accounts payable	288	(1,316)	(153)
Accrued expenses and other liabilities	1,182	490	(8,956)
Operating lease assets and liabilities	655	209	352
Deferred revenue	130	(403)	(37)
Other long-term liabilities	295	83	129
Net cash used in operating activities	(40,793)	(36,598)	(44,777)

CASH FLOWS FROM INVESTING ACTIVITIES:
Release of (investment in) restricted deposits	-	46	(373)
Cash paid for business combinations (see note 3)	(200)	-	-
Proceeds from maturity of marketable securities	18,295	41,187	38,287
Purchase of marketable securities	-	(33,017)	-
Proceeds from sale of marketable securities	-	-	822
Investment in short-term deposits	-	(15,500)	-
Maturity of short-term deposits	15,500	-	-
Investment in long-term deposits	-	(10,000)	-
Investment in SAFE	(15)	-	-
Purchase of property and equipment	(4,207)	(2,767)	(3,303)
Net cash provided by (used in) investing activities	29,373	(20,051)	35,433

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of ordinary shares and warrants, net of issuance costs	21,205	37,834	27,139
Payment due to settlement of contingent earnout liabilities	-	-	(790)
Proceeds from issuance of ordinary shares upon exercise of options	163	1,670	903
Net cash provided by financing activities	21,368	39,504	27,252

EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(101)	72	(60)
NET CHANGE IN CASH AND CASH EQUIVALENTS	9,847	(17,073)	17,848
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	39,304	56,377	38,529
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	49,151	39,304	56,377

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS:
Cash paid for income taxes	184	53	3
Cash paid for interest	132	140	149

SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS:
Contingent earnout liability recognized in connection with a business combination	470	-	-
Issuance of ordinary shares in connection with earnout liability	-	-	1,561
Reclassification of earn-out liability to equity	-	-	1,500
Non-cash purchase of property and equipment	74	223	-
Operating lease liabilities arising from obtaining operating right-of use assets	131	-	4,411

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

On September 19, 2019, Nanox IL established Nanox Imaging Inc. (hereinafter “Nanox Japan”), a wholly owned subsidiary in Japan. Starting 2024 Nanox Japan is inactive.

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

On November 2, 2021, Nanox U.S. completed the acquisition of 100% of the shares of USARAD Holdings, Inc.

On November 4, 2021, the Company completed the merger with Zebra Medical Vision Ltd (which subsequently changed its name to Nanox AI).

On January 1, 2024, Nanox IL established Nanox Impact Inc. (hereinafter “Nanox Impact”), a wholly owned subsidiary in the United States.

On November 19, 2025, the company completed the acquisition of 100% of the shares of Vaso Healthcare IT Corp (which subsequently changed its name to Nanox Health IT Inc.) (hereinafter “NHIT”).

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

The Company issued 1,798,459 and 5,046,990 ordinary shares in gross consideration of $7.3 and $38.8 million and net consideration of $7.1 and $37.8 million for the years ended December 31, 2025, and 2024, respectively, under the Sales Agreement.

On November 23, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with a single institutional investor (the “Purchaser”) for the purchase and sale of 3,826,530 of the Company’s ordinary shares, par value NIS 0.01 per share (the “ordinary shares”) at a purchase price of $3.92 per share, in a registered direct offering. Gross consideration of $15 million and net consideration of $14.1 million were received from the purchase agreement.

Since incorporation through December 31, 2025, the Company has an accumulated deficit of $448,767 and its activities have been funded mainly by the sale of its Common Stock and positive cash flow from the Teleradiology business segment. The Company expects to continue to incur significant costs related to its ongoing operations. Management expects that the Company’s cash and cash equivalents, and deposits as of December 31, 2025 are not sufficient to support the Company’s operations under its current operating plans for at least one year from the issuance date of these financial statements. These factors raise substantial doubt as to the Company’s ability to continue as a going concern.

Management is continuing in the process of fund raising in the private equity and capital markets as the Company will need to finance future activities However, there is no assurance that the Company will be able to obtain such funding. In addition, the Company is exploring the use of mitigating actions such as postponing expenses that are not based on firm commitments. These consolidated financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

b.	Economic and geopolitical risks

U.S., Israel and global economies and markets are experiencing volatility and disruption following the escalation of geopolitical tensions. As a result of the military conflict between Russia and Ukraine, sanctions and penalties have been levied by the United States, European Union and other countries against Russia. Russian military actions and the resulting sanctions could have a negative impact on supply chains, the Company’s MSaaS agreements relating to Russia and Belarus or the region and adversely affect the global economy and financial markets.

Additionally, the Company monitors changes in tariffs, including recently imposed tariffs by the U.S. government and the effects of retaliatory tariffs and countermeasures from affected countries.

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

As of December 2025, the impact of this war on the Company’s results of operations and financial condition was immaterial, but such impact may increase, which could be material, as a result of the continuation, escalation, or expansion of such war.

c.	The security situation in Israel

In October 2023, Israel was attacked by Hamas, a terrorist organization and entered a state of war. Since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran. In October 2025, the Israeli-Hamas war concluded pursuant to a ceasefire that has mostly been upheld by the sides since that time.

On February 28, 2026, Israel and the United States initiated a preemptive attack on Iran to which Iran responded with ballistic missile and drone attacks. On April 8, 2026 a ceasefire between the parties was declared. To date, there was no material adverse impact on Company’s operations and financial conditions due to this war. The Company continues to monitor political and military developments closely and examine the consequences for its operations and assets

The Company’s headquarters, its R&D operations, and certain manufacturing and assembly facilities are located in Israel.

Currently, such activities in Israel remain largely unaffected. As of December 31, 2025, the impact of this war on the Company’s results of operations and financial condition was immaterial.

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

b.	Use of estimates in the preparation of financial statements

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates, and such differences may have a material impact on the Company’s consolidated financial statements. As applicable to these consolidated financial statements, the most significant estimates relate to goodwill impairment, impairment of long-lived assets, useful lives of intangible assets, income tax, legal and other contingencies and share-based payments. The Company bases its estimates on historical experience, known trends and events and various other factors that the Company believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company evaluates its estimates and assumptions on an ongoing basis. The Company’s actual results may differ from these estimates under different assumptions or conditions.

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

Changes in the fair value of earn-out liabilities can result from adjustments to the discount rates, sales and profitability targets. This fair value measurement represent Level 3 measurements, as they are based on significant inputs not observable in the market. Significant judgment is required in determining the assumptions utilized as of the acquisition date and for each subsequent period. Accordingly, changes in the assumptions described above could have a material impact on the Company’s consolidated results of operations.

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

f.	Short-term and long-term deposits

Deposits with original maturity dates of more than three months but less than one year are included in short-term deposits.

Deposits with maturity of more than one year are considered long-term.

g.	Marketable Securities

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

h.	Inventories:

Inventories include raw materials, spare parts and finished products and are valued at the lower of cost or net realizable value. Costs include materials, labor, external service, and manufacturing overhead. The Company adjusts excess and obsolete inventories to net realizable value and write-downs of excess and obsolete inventories are recorded as a component of cost of revenues.

i.	Accounts receivables

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Years
Computers and electronic equipment	3-7
Office furniture and lab equipment	5-7
Nanox ARC	7
Vehicles	7
Equipment and machinery	5-10
Production line facility	20

Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

k.	Intangible Assets, net

Goodwill

Goodwill reflects the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the business combination date over the fair values of the identifiable net assets acquired. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. The Company allocated goodwill to its reporting units based on the reporting unit expected to benefit from the business combination. The primary items that generate goodwill include the value of the synergies between the acquired companies and the Company and the acquired assembled workforce, neither of which qualifies for recognition as an intangible asset. The Company performs an annual impairment assessment of goodwill at the reporting unit level in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. ASC 350 allows an entity to first assess qualitative factors to determine whether a quantitative goodwill impairment test is necessary. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. Otherwise, no further impairment testing is required. Examples of events or circumstances that may be indicative of impairment include but are not limited to: macroeconomic and industry conditions, overall financial performance and adverse changes in legal, regulatory, market share and other relevant entity specific events. An entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative goodwill impairment test. This would not preclude the entity from performing the qualitative assessment in any subsequent period. The quantitative assessment compares the fair value of the reporting unit to its carrying value, including goodwill.

As of December 31, 2025, the only remaining goodwill relates to the acquisition of NHIT. The goodwill was assigned to the AI and software Solutions segment.

During 2023, the Company recognized a goodwill impairment of $7,420 thousand related to the acquisition of USARAD and Nanox AI (refer to Note 4).

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

l.	Impairment of long-lived assets

The Company’s long-lived assets, such as property, plant and equipment, operating lease right-of-use asset and identifiable intangible assets are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators which could trigger an impairment may include, among others, any significant changes in the manner of the Company’s use of the assets or the strategy of the Company’s overall business, certain reorganization initiatives, significant negative industry or economic trends or when the Company concludes that it is more likely than not that an asset will be disposed of or sold. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. This measurement includes significant estimates and assumptions inherent in the estimate of the fair value of identifiable intangible assets and property and equipment such as assumptions associated with forecasting profitability, including operational margins and capital expenditures. Accordingly, changes in the assumptions described above could have a material impact on our consolidated results of operations. As further described under Note 6, in the fourth quarter of 2025, the Company recorded an impairment charge of $17,528 in respect of its chip production line in Korea. This charge was recorded under “Impairment of long-lived assets” line item in the consolidated statements of operations and comprehensive income (loss). During 2024 and 2023, the Company did not recognize any impairment charge related to its definite life intangible assets.

m.	Investment in Equity Securities

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Severance pay

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

In 2025, 2024 and 2023, all of the employees of the Company and its subsidiary in Israel are subject to Section 14 of the Severance Law. Severance pay expenses for 2025, 2024 and 2023 amounted to $1,253 thousand, $1,043 thousand and $1,024 thousand, respectively.

o.	Legal and other contingencies

Certain conditions, such as legal proceedings, may exist as of the date the consolidated financial statements are issued that may result in a loss to the Company, but that will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s management evaluates with its legal advisors the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Such assessment inherently involves an exercise of judgment. Legal fees are expensed as incurred. Litigation outcomes and contingencies are unpredictable and excessive verdicts can occur. Therefore, the Company’s assessments involve complex judgments concerning future events and often rely heavily on estimates and assumptions. The Company applies the guidance in ASC 450-20-25 when assessing losses resulting from contingencies. The Company reviews the adequacy of the accruals on a periodic basis and may determine to alter its reserves at any time in the future if the Company believes it would be appropriate to do so. As such accruals are based on management’s judgment as to the probability of losses and, where applicable, actuarially determined estimates, accruals may materially differ from actual verdicts, settlements or other agreements made with regards to such contingencies. If the assessment of a contingency indicates that it is probable that a material loss would be incurred and the amount of the liability can be estimated, then the Company records an accrued expense in the Company’s consolidated financial statements based on its best estimate. Loss contingencies considered to be remote by management are generally not disclosed unless material. For additional information, see note 10.

p.	Revenue Recognition

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

Certain of the Nanox AI’s customers pay in advance of satisfaction of performance obligations according to payment schedules. Nanox AI records contract liabilities to deferred revenue when the customer’s consideration is due or when the Company receives customer payments before the performance obligations are satisfied on its contracts.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Research and development expenses, net

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

Since the payment of royalties is not probable when the grants are received, the Company records a liability in the amount of the estimated royalties for each individual contract, when the related revenues are recognized, as part of Cost of revenues. For more information regarding such royalties commitments and regarding grants and participation received, see Note 10.

r.	Income tax

1)	The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). ASC 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized, based on the weight of available positive and negative evidence. Deferred tax liabilities and assets are classified as non-current.

2)	Taxes that would apply in the event of disposal of investments in foreign and domestic subsidiaries have not been taken into account in computing the deferred tax assets as it is apparent that the temporary differences will not reverse in the foreseeable future.

3)	The Company accounts for uncertain tax positions in accordance with ASC 740-10. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative probability) likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits under taxes on income (tax benefit).

4)	Valuation allowances are provided unless it is more likely than not that the deferred tax asset will be realized. In the determination of the appropriate valuation allowances, the Company considers future reversals of existing taxable temporary differences, the most recent projections of future business results, that may enhance the likelihood of realization of a deferred tax asset. Assessments for the realization of deferred tax assets made at a given balance sheet date are subject to change in the future, particularly if earnings of the company or any of its subsidiaries are significantly higher or lower than expected, or if the Company takes operational or tax positions that could impact the future taxable of its earnings or its subsidiaries earnings. Accordingly, changes in the assumptions described above could have a material impact on the Company’s consolidated results of operations.

s.	Share-based compensation

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

t.	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares of the Company by the weighted average number of ordinary shares outstanding for each reporting period (including vested RSUs).

In computing the Company’s diluted earnings per share, the denominator for diluted earnings per share is a computation of the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Potential dilutive ordinary shares result from assumed exercise of investor warrants and options and the assumed vesting of RSUs, using the “treasury stock” method.

The Company did not take into account any dilutive instruments, such as investor warrants and share-based payments, since their effect is anti-dilutive.

u.	Fair value measurement

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company’s financial instruments consist mainly of cash and cash equivalents, short and long-term deposits restricted deposits, accounts receivable, accounts payable, accrued expenses and other liabilities. The fair value of these financial instruments approximates their carrying value.

	Balance as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (*)	-	257	-	257

Total assets	-	257	-	257
	-
Liabilities:
Short-term loan			3,116	3,116
Contingent short-term earnout liability (***)	-	-	304	304
Contingent long-term earnout liability (***)	-	-	173	173
Total liabilities	-	-	3,593	3,593

	Balance as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds (*)	-	4,321	-	4,321
Marketable securities (**)	-	18,402	-	18,402

Total assets	-	22,723	-	22,723

Liabilities:
Short-term loan	-	-	2,972	2,972

Total liabilities	-	-	2,972	2,972

The Company classifies AFS securities within Level 2 because it uses alternative pricing sources and models utilizing market observable inputs to determine their fair value.

(*)	As of December 31, 2025, approximately $257 thousand of money market funds were classified under “Cash and Cash equivalents” in the consolidated balance sheets as such securities met all applicable classification criteria. As of December 31, 2024, approximately $4,321 thousand of money market funds were classified under “Cash and Cash equivalents” in the consolidated balance sheets as such securities met all applicable classification criteria.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

(**)	The following tables summarize the amortized cost, unrealized gains and losses, and fair value of available-for-sale marketable securities as of December 31, 2025 and 2024:

	December 31, 2024
	Fair value	Cost or amortized cost	Gross unrealized holding loss
Level 2 securities:

Corporate debt	15,516	15,517	(1)
Treasury bills	1,985	1,985	-
Agency bonds	901	901	-
Total	18,402	18,403	(1)

As of December 31, 2025 and 2024, the Company’s debt securities and certificates of deposit had the following maturity dates:

	December 31
	2025	2024
Due within one year	-	18,402

Total	-	18,402

(***)	The income valuation approach is applied and the valuation inputs include the contingent payment arrangement terms, discount rate and probability assessments.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

Contingent earnout liability:

The Company determines the fair value of the liabilities for the earn-out contingent consideration based on a discounted cash flow analysis with regards to the achievement of certain milestones and discount rate. This fair value measurement is based on significant unobservable inputs and thus represents a Level 3 measurement within the fair value hierarchy. The contingent short and long term earnout liability consideration is evaluated quarterly. Changes in the fair value of contingent consideration liabilities are recorded in the consolidated statements of operations.

The following table summarizes the activity for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	December 31, 2025	December 31, 2024	December 31, 2023
Fair value at the beginning of the year	-	-	8,339
Initial recognition of earnout liabilities	470	-	-
Change in fair value of earn out liabilities obligation	7	-	(4,488)
Issuance of ordinary shares due to achievement of milestones and settlement of contingent consideration (*)	-	-	(1,561)
Payment due to settlement of contingent earnout liabilities (*)	-	-	(790)
Reclassification of earn-out liability to equity	-	-	(1,500)
Fair value at the end of the year	477	-	-

(*)	On April 28, 2023, the Company agreed to pay an aggregate amount of $290 in cash and 45,392 ordinary shares to the former stockholders of USARAD, in consideration for the achievement of certain milestones in connection with the first earn out period, as defined in the USARAD Stock Purchase Agreement. In addition, the Company and the former shareholders of USARAD entered into a settlement agreement with respect to any additional amount that could be granted to the shareholders of USARAD as consideration for the remainder of the milestones and applicable earn-outs under the USARAD Stock Purchase Agreement, according to which the Company agreed to pay an aggregate of $500 in cash and 210,000 ordinary shares to the former stockholders of USARAD. As a result of the settlement, both parties’ performance obligations under the USARAD Stock Purchase Agreement have been satisfied in full.

v.	Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, Short-term and Long-term deposits, restricted deposit, marketable securities and accounts receivable.

The Company’s cash and cash equivalents and restricted deposits are invested with major banks in Israel, the United States and Korea. Generally, these investments may be redeemed upon demand and the Company believes that the financial institutions that hold the Company’s cash balances are financially sound and, accordingly, bear minimal risk.

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

x.	Segment reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the three identified reportable segments. The Company’s business includes three operating segments based on the services that the Company provides. The three segments are composed of the Nanox.ARC segment, the AI and software solutions segment and the Radiology services segment.

y.	New Accounting pronouncements

Accounting pronouncements adopted in the period

In December 2023, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024. The Company adopted this standard retrospectively to all prior periods presented in the Company’s financial statements, the adoption of this guidance resulted in expanded disclosures in our consolidated financial statements, refer to note 12.

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

In July 2025, the FASB issued Accounting Standards Update 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods in those years. Entities that elect the practical expedient and, if applicable, make the accounting policy election are required to apply the amendments prospectively. ASU 2025-05 is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2025, the FASB issued Accounting Standards Update 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 provides targeted improvements to the accounting for internal-use software costs by replacing the existing project-stage model with a principles-based approach to determine when capitalization of costs should begin. ASU 2025-06 is effective for all entities for annual reporting periods beginning after December 15, 2027 on a prospective basis, with early adoption permitted. The Company is currently evaluating the potential impact that ASU 2025-06 will have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832) – Accounting for Government Grants Received by Business Entities. The ASU adds guidance to Accounting Standards Codification 832 on the recognition, measurement, and presentation of government grants. The guidance will be effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The standard updates are to be applied using either a modified prospective, modified retrospective, or full retrospective approach, as detailed in the ASU. The Company is currently evaluating the impact of adoption of the standard update on its consolidated financial statements

NOTE 3 – BUSINESS COMBINATION:

The acquisition of Nanox Health IT Inc. (the “NHIT transaction”)

On November 19, 2025 (the “NHIT closing date”), the Company completed the acquisition of 100% of the shares of Vaso Healthcare IT Corp. (which subsequently changed its name to Nanox Health IT Inc.), a Delaware corporation (“NHIT”), pursuant to the terms of the Stock Purchase Agreement, dated November 19, 2025, between Nanox Imaging Inc., and Vaso Corporation Inc. NHIT is a healthcare information technology provider serving hospitals and healthcare providers across the United States, resells and supports third-party healthcare IT infrastructure, cybersecurity, compliance, and imaging and clinical systems solutions for U.S. healthcare organizations. At the NHIT closing date, Nanox U.S. purchased 100% of the shares of NHIT on a fully diluted basis for $200 thousand in cash. In addition, upon the successful achievement of certain milestones related to revenue from active customers as defined in the Stock Purchase Agreement, the Company will pay additional cash consideration in the amount of up to $600 thousand Earn-Out that shall be calculated as 10% of all revenues received from current NHIT’s active customers as of Closing date, during the two-year earn-out period. Revenue in the amount of $382 thousand and net loss in the amount of $165 thousand of the acquiree included in the Company’s consolidated statements of operations for the period starting from the closing date to December 31, 2025.

The NHIT transaction was accounted in accordance with ASC 805, “Business Combinations”, using the acquisition method of accounting with the Company as the acquirer.

The following table summarizes the fair value of the consideration transferred to NHIT shareholders for the NHIT transaction:

U.S. $ in thousands
Cash payments	$200
Contingent consideration at estimated fair value	470
Total consideration	$670

In accordance with ASC 805, the estimated contingent consideration as of the Vaso Corporation Inc. transaction date was included in the purchase price. The total contingent payments could reach to a maximum aggregate amount of up to $600 thousand. All of the payments shall be settled in cash. The estimated fair value of the contingent consideration is based on management’s assessment of whether, and at what level, the financial metrics will be achieved, and the present value factors associated with the timing of the payments. This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. Changes in the fair value of contingent consideration will be recorded in operating expenses.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 3 – BUSINESS COMBINATION (continued):

The fair value of the contingent consideration is based on the projected revenue from the acquired customers. The weighted average discount rate, calculated based on the relative fair value of the contingent consideration liabilities, was 24.4%. The contingent consideration is evaluated quarterly, or more frequently, if circumstances dictate. Changes in the fair value of contingent consideration are recorded in consolidated statements of income. Significant changes in unobservable inputs, mainly the probability of success and revenue projected, could result in changes to the contingent consideration liabilities.

The allocation of the purchase price to assets acquired and liabilities assumed is as follows:

Allocation of Purchase Price
(U.S. $ in thousands)
Cash and cash equivalents	$-
Accounts Receivables	315
Intangible assets	381
Other current assets	333
Total assets acquired	1,029

Accounts payables	315
Other labilities	79
Deferred revenue	281
Total liabilities assumed	675
Total assets acquired, and liabilities assumed, net	354
Goodwill	316

The allocation of the purchase price to net assets acquired and liability assumed resulted in the recognition of intangible asset related to customers’ relationship of $381 thousand and goodwill of $316 thousand. As such, the goodwill will be assigned to the operational segment of AI and software solutions. The goodwill is attributable to the workforce of the acquired business. The intangible asset relates to customers’ relationship has a useful-life of 7.08 years.  This fair value measurement is based on significant unobservable inputs in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration is based on the projected revenue from the acquired customers. The weighted average discount rate was 24.4%. The contingent consideration is evaluated quarterly, or more frequently, if circumstances dictate. Changes in the fair value of contingent consideration are recorded in consolidated statements of income. Changes in unobservable inputs, mainly the probability of success and revenue projected, could result in changes to the contingent consideration liabilities. Refer to notes 2d and 2k.

The amount of the acquisition-related costs was approximately $116 thousand which was recognized as an expense in the general and administration expenses.

The following unaudited pro forma information presents the combined results of operations of the Company and NHIT as if the acquisition of NHIT had been completed on January 1, 2024.

The unaudited pro forma results include adjustments primarily related to amortization of the acquired intangible assets as referenced above, as of January 1,2024. The unaudited pro forma results do not reflect any cost-saving synergies from operating efficiencies, or the effect of the incremental costs incurred from integrating NHIT. Accordingly, these unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition of NHIT had occurred at the beginning of 2024.

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
	US$ in thousand
Revenue	$16,197	$15,880
Net loss	$(76,140)	$(54,308)

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 4 — GOODWILL & INTANGIBLE ASSETS, NET:

Goodwill

The following table presents the changes in the carrying amount of goodwill during the periods ended December 31, 2025, 2024 and 2023 (U.S. dollars in thousands):

Segment of Operation	Radiology Services	AI and software Solutions	Total
Balance as of January 1, 2023	7,055	365	7,420
Impairment of the Goodwill related to the acquisition of Nanox AI	-	(365)	(365)
Impairment of the Goodwill related to the acquisition of USARAD	(7,055)	-	(7,055)
Balance as of December 31, 2023	-	-	-
Balance as of December 31, 2024	-	-	-
Goodwill from acquisition of Nanox Health IT Inc. (*)	-	316	316
Balance as of December 31, 2025	-	316	316

(*)	The goodwill balance related to the acquisition of Nanox Health IT Inc. is not deductible for tax purposes.

The company expect to finalize the valuation as soon as practicable, but not later than one year from the acquisition date.

Goodwill impairment assessments for the year ended December 31, 2023

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

Intangible assets

Identifiable intangible assets consisted of the following:

				Accumulated
	Useful	Gross carrying		amortization		Net carrying
	life	amount		December 31,		amount
	(Years)	2025	2024	2025	2024	2025	2024
Developed technology	10	27,316	27,316	11,389	8,655	15,927	18,661
Image big data	10	52,500	52,500	21,875	16,625	30,625	35,875
Market platform	4	2,591	2,591	2,591	2,052	-	539
Radiologist relationships	11.17	17,770	17,770	6,636	5,042	11,134	12,728
Trade name	12.17	2,095	2,095	717	545	1,378	1,550
Customer relationships	6.17-7.08	1,703	1,322	899	680	804	642
Total balance as of December 31, 2025		103,975	103,594	44,107	33,599	59,868	69,995

No impairment was recognized in connection with definite life intangible assets during the reporting periods.

Amortization expenses were $10,508, $10,612 and $10,612 thousand for the years ended December 31, 2025, 2024, and 2023.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 4 — GOODWILL & INTANGIBLE ASSETS, NET (Continued):

Amortization of intangible assets for each of the next five years and thereafter is expected to be as follows (U.S. dollars in thousands):

Year ended December 31,
2026	10,018
2027	10,018
2028	9,804
2029	9,804
2030	9,804
Thereafter	10,420
Total	59,868

NOTE 5 — INVENTORIES:

Inventory is valued at the lower of cost or net realizable value. Costs include materials, labor, external service and manufacturing overhead.

The following table summarizes the Company’s inventories:

	December 31,
	2025	2024
Raw materials and parts	1,341	808
Finished goods	1,729	685
	3,070	1,493

NOTE 6 — PROPERTY AND EQUIPMENT, NET:

Composition of property and equipment grouped by major classifications is as follows:

	December 31,
	2025	2024
Office furniture and lab equipment	594	660
Computers and electronic equipment	1,902	1,685
Equipment and machinery	6,191	3,456
Nanox.ARC	6,495	3,838
Leasehold improvement	1,208	1,126
Vehicles	296	296
Land – See b below	6,314	6,314
Production line– See b below	12,299	33,659
	35,299	51,034
Less: accumulated depreciation	(5,622)	(5,679)
Total property and equipment, net	29,677	45,355

a.	Total depreciation in respect of property and equipment were approximately $1,189 thousand, $1,121 thousand and $1,198 thousand for the years ended December 31, 2025, 2024 and 2023, respectively. A loss from disposal of property and equipment in the amount of $207 thousand, $202 thousand and $1,297 thousand was recorded for the years ended December 31, 2025, 2024 and 2023, respectively, in relation to the Company’s Property, Plant and Equipment.

b.	In December 2020, Nanox Korea purchased land for approximately $6,314 thousand upon which it built a fabrication facility. In 2021, Nanox Korea completed the construction of the permanent fabrication plant. In the fourth quarter of 2025, the Company began transitioning away from certain manufacturing activities at its facility in South Korea and moving from a company-owned manufacturing model to a more fully outsourced approach. As a result, the Company concluded that starting in the fourth quarter the chip production line will no longer generate positive future cash flows and estimated the fair value of the chip production line to be nil. As a result, the Company recorded an impairment charge of $17,528 thousands of machinery and equipment of the Company’s chip manufacturing line. This charge was recorded under “Impairment of long-lived assets” line item in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2025. This impairment charge is allocated to the Nanox.ARC segment.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 7 — LEASES:

As of December 31, 2025, the Company has several operating building and car lease agreements:

Since the second half of 2023, the Company started leasing two office floors and parking spaces in Petah Tikva.

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

The Company leases vehicles to some of its employees. The lease agreement is effective through March 2028 and the monthly payment in 2025 was approximately $7 thousand.

Nanox Imaging Inc. leased its offices in the U.S. under operating lease agreement which expired in January 2025. The monthly rent payment for this agreement was approximately $6 thousand.

USARAD Holdings inc. leases its offices in the U.S. under operating lease agreement which expires in December 2027. The monthly rent payment for this agreement is approximately $12 thousand.

Nanox Impact inc. leases its offices in the U.S. under operating lease agreement which expires in August 2026. The monthly rent payment for this agreement is approximately $6 thousand.

The table below presents the effects on the amounts relating to the Company’s total lease costs:

	Year ended December 31,
	2025	2024
Operating lease cost:
Fixed payments	1,014	1,118

Variable Lease Cost	13	13
Total operating lease cost	1,027	1,131

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 7 — LEASES (continued):

The table below presents supplemental cash flow information related to operating leases:

	Year ended December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	1,099	1,196

Right-of-use assets obtained in exchange for lease obligations (non-cash):
Operating leases	131	-

The table below presents supplemental balance sheet information related to operating leases:

	December 31,
	2025	2024
Operating leases:
Operating lease right-of-use assets	3,518	3,843

Current maturities of operating leases	950	745
Non-current operating leases	3,765	3,640
Total operating lease liabilities	4,715	4,385

	December 31,
	2025	2024
Weighted average remaining lease term
Operating leases	7.34	8.16

Weighted average discount rate
Operating leases	12.77%	12.73%

The table below presents maturities of operating lease liabilities:

December 31,
2025
2026	1,008
2027	995
2028	888
2029	916
2030	916
Thereafter	2,560
Total operating lease payments	7,283
Less: imputed interest	2,568
Present value of lease liabilities	4,715

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 8 — DEFERRED REVENUE

The following table represents the changes in deferred revenue for the year ended December 31, 2025 and December 31, 2024:

Deferred Revenue
Balance at January 1, 2024 (*)	543
Additions	165
Revenue recognized in the reported period	(568)
Balance at December 31, 2024	140
Additions	236
Increase due to the business combination	281
Revenue recognized in the reported period	(106)
Balance at December 31, 2025 (**)	551

*	Includes only short term deferred revenue in the Company’s consolidated balance sheets as of December 31, 2024 and January 1, 2024.

**	Includes $17 thousand under long term deferred revenue in the Company’s consolidated balance sheets as of December 31, 2025.

NOTE 9 — SHORT-TERM LOAN

During September 2021, Nanox Korea entered into a 3 year Loan agreement with a Korean Bank, according to which the Bank granted the Company a loan in the amount of $3.8 million. During September 2024, the loan was extended for an additional 12 months and during September 2025, December 2025, and March 2026, the loan was extended for an additional 3 months for each period. The original loan bears an annual interest at a rate of 3 months KORIBOR and 1.149%, the extensions bear fix rate, interest payments are due on a monthly basis and the principal is due at the end of the loan term. The bank received a floating charge on the Nanox Korea’s assets.

NOTE 10 — COMMITMENTS AND CONTINGENCIES:

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

NOTE 10 — COMMITMENTS AND CONTINGENCIES (continued):

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

In January 2025, the plaintiff filed a new claim against the Company with the Gibraltar court, which was dismissed due to procedural defects. The plaintiff filed an additional claim against the Company, which was served on the Company on December 25, 2025. The Company decided not to contest the jurisdiction of the Gibraltar court and consent to the Gibraltar Jurisdiction, and will therefore submit a statement of defense in Gibraltar court. In light of the above, on February 1, 2026, the plaintiff filed with the court in Israel a motion seeking to dismiss the claim submitted against the Company in Israel and thereby close the proceedings in Israel. The Company has submitted its response to the motion, together with a request for an award of costs, on April 26, 2026, in which it argued that there was no basis to file the claim against it in the first place, as its adjudication is contingent upon a prior determination of the date of termination of the engagement between the Plaintiff and Gibraltar Entity, before the court in Gibraltar, and only thereafter, to the extent it is determined that a breach occurred (which is denied), could the claims against the Company, which are wholly denied, be addressed.

On December 11, 2025, the Company received a letter from a shareholder detailing certain purported concerns and allegations relating to representations made during negotiations regarding a certain asset transaction. On April 19, 2026, the Company entered into a settlement agreement with said shareholder, pursuant to which the alleging shareholder, on its own behalf and on behalf of its shareholders, fully released us from any and all claims, including those mentioned in the shareholder’s letter, claims relating to the asset transaction, and claims relating to the relationship with the shareholder and its affiliates and shareholders. In return for the release, and without admission of any liability, the Company agreed to issue to the shareholder 450,000 ordinary shares.

As of December 31, 2025, the Company has accrued an amount of $1,260 thousand in connection with the above referenced complaint. The accrual was recorded against other expenses, net in the consolidated statements operations and comprehensive loss.

IIA grants

Under the Innovation Law (formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984) as currently in effect, Nanox AI is required to pay royalties to the IIA of 3% on sales of products and services based on technology and know-how developed using such IIA research and development grants, until 100% (which may be increased under certain circumstances) of the grant, linked to the U.S. dollar and bearing interest at the SOFR rate, is repaid. As of December 31, 2025, Nanox AI had paid royalties to the IIA in the amount of approximately $90 and had a remaining liability to the IIA of approximately $3.9 million.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 11 — SHAREHOLDERS’ EQUITY:

a.	Share capital

Each holder of the Company’s ordinary shares, par value NIS 0.01 per share, is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and declared by the Company’s Board of Directors (the “Board”). Since inception, the Company has not declared any dividends.

The following table presents the number of authorized and issued and outstanding shares as of each reporting date for each class of shares:

	December 31, 2025		December 31, 2024
	Authorized	Issued and Outstanding	Authorized	Issued and Outstanding
Ordinary shares	100,000,000	69,590,228	100,000,000	63,762,001
Total	100,000,000	69,590,228	100,000,000	63,762,001

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

On June 7, 2024, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. and Mizuho Securities USA LLC (each individually, an “Agent” and collectively, the “Agents”) relating to the issuance and sale from time to time of the Company’s ordinary shares. In accordance with the terms of the Sales Agreement, the Company may offer and sell our ordinary shares having an aggregate offering price of up to $100 million from time to time through the Agents pursuant to the sales agreement. The Agents will be entitled to compensation at a commission rate of up to 2.5 % of the aggregate gross proceeds from each sale of ordinary shares. The Company issued 1,798,459 and 5,046,990 ordinary shares in gross consideration of $7.3 and $38.8 million and net consideration of $7.1 and $37.8 million for the years ended December 31, 2025, and 2024, respectively, under the Sales Agreement.

In May 2025, the Company issued 116,226 ordinary shares in connection with the asset acquisition of MDWEB LLC, originally completed in 2021.

The shares were issued following the achievement of certain milestones in 2023, at which time the corresponding earn-out contingent liability was reclassified to equity.

On November 23, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with a single institutional investor (the “Purchaser”) for the purchase and sale of 3,826,530 of the Company’s ordinary shares, par value NIS 0.01 per share (the “ordinary shares”) at a purchase price of $3.92 per share, in a registered direct offering. Gross consideration of $15 million and net consideration of $14.1 million were received from the purchase agreement.

During 2025, 74,027 options to purchase ordinary shares were exercised to ordinary shares in consideration of $163.

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 11 — SHAREHOLDERS’ EQUITY (continued):

As of December 31, 2025, there were 3,141,940 ordinary shares reserved for the equity incentive plan. The Company’s board of directors also approved the Plan for the purpose of selecting the capital gains tax track, under Section 102 of the Israeli Income Tax Ordinance, for options granted to the Company’s Israeli employees.

As of December 31, 2025, there is an unrecognized share-based compensation expense of $6,028 thousand to be recognized over the average remaining vesting period of 1.75 years.

During 2025, the Company granted certain employees, officers and directors awards to purchase 316,970 of the Company’s ordinary shares for an average exercise price of $11.54. The Company’s stock options have a term of 10 years from grant date. The granted options generally vest as follows: 25% on the first anniversary from the “Vesting Start Date” as defined in the grant agreement and remainder vest ratably over the following 12 quarters. Included in the awards are 87,720 RSUs that were granted to certain members of the Board of Directors of the Company on December 10, 2025. The Company recorded an expense of $106 thousand attributable to RSUs awards during the reporting period.

The following table summarizes share-based awards for the period ended December 31, 2025:

	Year ended December 31, 2025
		Weighted
	Number of	average
	share-based	exercise
	payment	Price (in
	awards	U.S. Dollar)
Outstanding at beginning of year	4,447,876	14.63
Changes during the year:
Granted	316,970	11.54
Exercised	(87,012)	1.84
Forfeited	(254,659)	19.07
Outstanding at end of year	4,423,175	14.41
Aggregate intrinsic value	3,301	-
Exercisable at end of year	3,633,213	14.71
Aggregate intrinsic value	3,301	-

The fair value of each granted award is estimated at the date of grant using the Black-Scholes option-pricing model. The assumptions used for the year ended December 31, 2025 and year ended at December 31, 2024 are as follows:

	Year ended December 31, 2025	Year ended December 31, 2024
Dividend yield	0	0
Expected volatility	73.09% - 82.16%	80.19% - 82.66%
Risk-free interest rate	3.83% - 4.43%	3.83% - 4.53%
Expected term (years)	6.25 - 10	6.25 - 10

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

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 11 — SHAREHOLDERS’ EQUITY (continued):

The following table summarizes information concerning outstanding and exercisable awards as of December 31, 2025:

December 31, 2025
Awards outstanding				Awards exercisable
	Number of		Weighted	Number of	Weighted
	awards		average	awards	average
	outstanding		remaining	exercisable	remaining
Exercise	at end of		contractual	at end of	contractual
price	year		life (years)	year	life (years)
$0.00-0.01	140,632	*)	-	26,934	-
$2.21	1,493,781		3.94	1,493,781	3.94
$11.06	14,000		7.39	8,750	7.39
$11.52	549,500		7.94	266,562	7.63
$16.00	45,000		4.62	45,000	4.62
$17.63	1,067,384		7.31	698,058	6.72
$23.19	210,000		5.78	210,000	5.78
$23.84	509,768		5.96	491,018	5.96
$23.86	53,100		5.75	53,100	5.75
$30.66	26,400		5.53	26,400	5.53
$30.93	20,000		4.81	20,000	4.81
$40.21	32,600		5.19	32,600	5.19
$49.68	233,000		5.05	233,000	5.05
$59.2	3,000		4.98	3,000	4.98
$64.61	25,010		5.11	25,010	5.11

*)	Including 8,611 RSUs that were granted to the employees of Nanox AI at the completion of the merger and 132,021 RSUs that were issued in consideration for services.

3)	Share-based compensation expenses

	Year Ended December 31,
	2025	2024	2023
Cost of revenue	125	227	56
Research and development	1,182	2,448	3,818
Sales and Marketing	355	717	484
General and administrative	2,528	3,869	2,480
	4,190	7,261	6,838

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 12 — INCOME TAX:

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

In 2025, 2024 and 2023, the Company is at a loss position and therefore has no corporate tax liability. As of December 31, 2025, 2024 and 2023, the Company has a carry forward loss of approximately $181 million, $108.1 million and $93.3 million, respectively. Such carry forward loss has no expiration date.

In 2025, 2024 and 2023, Nanox AI Ltd. is at a loss position and therefore has no corporate tax liability. As of December 31, 2025, 2024 and 2023, Nanox AI Ltd. has a carry forward loss of approximately $93.7 million, $80.1 million and $74.7 million, respectively. Such carry forward loss has no expiration date.

United States

The principal federal tax rate applicable to the U.S. subsidiaries is 21%. As of December 31, 2025, the US subsidiaries have a consolidated carry forward loss of approximately $1.3 million. Such carry forward loss is subject to 382 limitation and has no expiration date.

Korea

Nanox Korea is subject to a Corporate income tax with accordance with the Korean tax law. The tax rate ranges between 10% to 25%, depending on the companies’ taxable income. In addition, Nanox Korea is subject to 10% of the Korean corporation income tax as its local income tax. In 2025, Nanox Korea was at a loss position and therefore had no corporate tax liability. As of December 31, 2025, 2024 and 2023, Nanox Korea has a carry forward loss of approximately $40.1 million, $30.3 million and $21.8 million, respectively. Such carry forward loss has 15 years expiration date.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 12 — INCOME TAX (continued):

b.	Income (loss) before income taxes:

Income (loss) before income taxes consisted of the following for the periods indicated:

	Year Ended December 31
	2025	2024	2023
Domestic (Israel)	(44,940)	(39,285)	(44,158)
Foreign	(31,870)	(14,589)	(16,957)
Loss before income taxes	(76,810)	(53,874)	(61,115)

c.	Income tax expense (benefit) consisted of the following for the periods indicated:

	Year Ended December 31
	2025	2024	2023
Domestic (Israel)	161	-	-
Foreign	(1,953)	(358)	(339)

Income tax benefit	(1,792)	(358)	(339)

d.	Taxes on Income:

Taxes on income for the years ended December 31, 2025, 2024 and 2023 were comprised of the following:

	December 31
	2025	2024	2023
Current tax expenses:
Domestic	161	-	-
Foreign	23	19	38

Total	184	19	38

Deferred:
Domestic	-	-	-
Foreign	(1,976)	(377)	(377)

Total	(1,976)	(377)	(377)

Income tax benefit	(1,792)	(358)	(339)

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 12 — INCOME TAX (continued):

The following table presents income taxes paid, net of refunds:

	2025	2024	2023
Local	$161	$-	$
Foreign U.S. state	23	53		3
Income tax paid	$184	$53		$3

The following table is a reconciliation of the income tax provision and the Israeli statutory tax rate to the Company’s effective income tax rate (Dollars in thousands):

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023
	Amount	Percent	Amount	Percent	Amount	Percent
Statutory Tax Rate in Israel	$(17,666)	(23)%	$(12,391)	(23)%	$(14,056)	(23)%
Foreign Tax Effects
U.S.
Changes in valuation allowances	(1,071)	(1.4)	506	1.0	344	0.6
Nontaxable or Nondeductible Items
Goodwill impairment	-	-	-	-	1,482	2.4
Change in Earn out liability	1	-	-	-	(942)	(1.5)
Other	87	0.1	283	0.5	168	0.3
Korea
Changes in valuation allowances	3,917	5.1	2,733	5.1	1,722	2.8
Difference resulting from the measurement basis for tax purposes	1,301	1.7	(1,559)	(2.9)	-	-
Nontaxable or Nondeductible Items	706	0.9	664	1.2	398	0.7
Other	403	0.5	337	0.6	389	0.6
Changes in Valuation Allowances	15,158	19.8	7,725	14.3	8,368	13.7
Difference resulting from the measurement basis for tax purposes	(5,507)	(7.2)	-	-	-	-
Nontaxable or Nondeductible Items
Stock based compensation	661	0.9	1,248	2.3	1,326	2.2
Other	218	0.3	96	0.2	462	0.7
Effective Tax Rate	$(1,792)	(2.3)%	$(358)	(0.7)%	$(339)	(0.5)%

e.	Deferred tax assets

The components of the Company’s deferred tax assets and liabilities as of December 31, 2025 and 2024 were as follows:

	December 31
	2025	2024
Deferred tax assets:
Tax loss carryforwards	72,704	50,070
Intangible assets	687	-
Inventory	-	439
Property and equipment, net	2,310	-
Research and development	4,104	3,719
Stock based compensation	524	-
Employee and payroll accrued expenses	677	443
Operating lease liabilities	1,100	1,022
Other	743	425
Total deferred tax assets	82,849	56,118
Deferred tax liabilities:
Right of use assets	(822)	(896)
Property and equipment, net	(405)
Intangible assets	(12,916)	(15,131)
Total deferred tax liabilities	(14,143)	(16,027)
Deferred tax assets, net	68,706	40,091
Less valuation allowance for deferred tax assets	(68,706)	(40,091)
Deferred tax assets	-	-

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 12 — INCOME TAX (continued):

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

As of December 31, 2025, and 2024, the Company has recorded a full valuation allowance of $68,706 and $40,091 thousand with regard to its deferred taxes, respectively.

U.S. dollars in thousands
Valuation allowance, December 31, 2024	40,091
Increase	28,615
Valuation allowance, December 31, 2025	68,706

(*)	Most of the change in valuation allowance increase derives from tax loss carryforwards and exchange rate differences.

f.	Tax assessments

The Company is currently in the process of routine Israeli income tax audit for the tax years 2020 through 2022. In 2023, the Company concluded a VAT audit for the years 2019 through 2023.

NOTE 13 — SEGMENTS OF OPERATIONS:

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

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable operating segments. The Company manages its business primarily on a service basis. The Company’s reportable segments consist of the Nanox.ARC division, the radiology services division and the AI and software solutions division. Each one is managed separately to better align with the Company’s customers and distribution partners and the unique market dynamics of each segment. Operating loss for each segment includes revenues from third parties, related cost of revenues and operating expenses directly attributable to the segment. The Company does not include intercompany transfers between segments for management reporting.

Nanox health IT Inc.’s operational results are included in the AI and software solutions segment.

Total assets reviewed include marketable securities although their profit or loss are not included in the measurements of the reportable segments’ loss.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 13 — SEGMENTS OF OPERATIONS (continued):

The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies.”

	Year ended December 31, 2025
	Nanox. ARC	Radiology Services	AI and software Solutions	Total
Revenues	478	11,585	958	13,021
Cost of revenues	8,104	9,020	8,685	25,809
Segment gross profit (loss)	(7,626)	2,565	(7,727)	(12,788)
Research and development, net	14,552	134	4,550	19,236
Sales and Marketing	4,866	485	314	5,665
General and administrative	16,967	4,181	439	21,587
Other segment items (*)	18,951	-	7	18,958
Segment operating loss	(62,962)	(2,235)	(13,037)	(78,234)
Financial income				1,424
Loss before taxes on income				(76,810)

Depreciation expense	1,075	10	104	1,189
Amortization expense	-	2,519	7,989	10,508
Change in contingent earnout liability	-	-	7	7
Impairment of long-lived assets	17,528	-	-	17,528
Stock based compensation	3,326	701	163	4,190

Total Assets	93,198	18,365	50,602	162,165
Expenditures for segment’s assets	4,186	15	6	4,207

(*)	Nanox.Arc – impairment of long-lived assets, other expense, net in connection with settlement with a shareholder (see Note 10), loss from disposal of property and equipment and rent income.

AI and software Solutions - change in contingent earnout liability.

	Year ended December 31, 2024
	Nanox. ARC	Radiology Services	AI and software Solutions	Total
Revenues	281	10,275	727	11,283
Cost of revenues	4,926	8,664	8,302	21,892
Segment gross profit (loss)	(4,645)	1,611	(7,575)	(10,609)
Research and development, net	16,223	103	3,856	20,182
Sales and Marketing	2,808	432	170	3,410
General and administrative	17,825	4,139	491	22,455
Other segment items (*)	90	-	-	90
Segment operating loss	(41,591)	(3,063)	(12,092)	(56,746)
Financial income				2,870
Realized income from sale of marketable securities				2
Loss before taxes on income				(53,874)

Depreciation expense	998	8	115	1,121
Amortization expense	-	2,628	7,984	10,612
Stock based compensation	5,546	1,123	592	7,261

Total Assets	132,914	19,819	57,269	210,002
Expenditures for segment’s assets	2,767	-	-	2,767

(*)	Nanox.Arc – loss from disposal of property and equipment and rent income.

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 13 — SEGMENTS OF OPERATIONS (continued):

	Year ended December 31, 2023
	Nanox.	Radiology	AI and software
	ARC	Services	Solutions	Total
Revenues	116	9,462	327	9,905
Cost of revenues	124	8,040	8,333	16,497
Segment gross profit (loss)	(8)	1,422	(8,006)	(6,592)
Research and development, net	20,121	63	5,865	26,049
Sales and Marketing	2,689	454	1,025	4,168
General and administrative	20,472	2,626	1,174	24,272
Other segment items (*)	(1,424)	2,567	365	1,508
Segment operating loss	(41,866)	(4,288)	(16,435)	(62,589)
Financial income				1,652
Realized loss from sale of marketable securities				(178)
Loss before taxes on income				(61,115)

Depreciation expense	1,036	12	150	1,198
Amortization expense	-	2,628	7,984	10,612
Change in contingent earnout liability	-	(4,488)	-	(4,488)
Goodwill impairment	-	7,055	365	7,420
Stock based compensation	5,678	202	958	6,838

Total Assets	130,665	21,709	66,274	218,648
Expenditures for segment’s assets	3,184	81	38	3,303

(*)	Other segment items for each reportable segment includes:

Nanox.Arc – Other income, net in connection with legal proceedings (see Note 10) and loss from disposal of property and equipment.

Radiology Services – goodwill impairment and change in contingent earnout liability.

AI and software Solutions – goodwill impairment.

For the years ended December 31, 2025, 2024 and 2023, the Company’s revenues in the United States constituted approximately 98%, 98%, and 99% of the Company’s total revenue, respectively. For the years ended December 31, 2025, 2024 and 2023, no individual customer exceeded 10% of the Company’s total revenue or total accounts receivables.

Long-lived assets by geography

	Year Ended December 31
	2025	2024	2023
Israel	13,138	8,439	7,360
South Korea	16,520	37,336	38,921
United States	3,537	3,423	635
	33,195	49,198	46,916

NANO-X IMAGING LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(U.S. dollars in thousands, except share and per share data)

NOTE 14 — LOSS PER SHARE:

a.	Basic

Basic loss per share is calculated by dividing the loss attributable to the Company’s owners by the weighted average number of ordinary shares in issue.

	Year ended December 31,
	2025	2024	2023
Net loss attributable to Company’s owners	$(75,018)	$(53,516)	$(60,776)

The weighted average of the number of ordinary shares (in thousands)	64,790	58,673	56,368
Basic and diluted loss per share	$(1.16)	$(0.91)	$(1.08)

For the calculation of loss per share, the Company used the net loss attributable to Company’s owners divided by the weighted average number of the Company’s ordinary shares for the years ended December 31, 2025, 2024 and 2023.

b.	Diluted

As of December 31, 2025, and 2024, the Company had 2,142,858 and 4,455,301 outstanding warrants, respectively, and 4,414,564 and 4,387,683 outstanding options and RSUs, respectively. These warrants and awards were not considered when calculating diluted loss per share since their effect is anti-dilutive. In addition, during 2023 contingently issuable ordinary shares that were issuable based on certain conditions were not included in the potential dilutive shares in calculating the diluted loss per share.

NOTE 15 — SUBSEQUENT EVENTS:

a.	Restructuring plan

In April 2026, the Company adopted a restructuring plan intended to better align its manufacturing cost structure with its long-term financial model, support its path toward improved gross margins, and align its manufacturing capabilities with current and anticipated business needs and the Company’s strategic priorities.

As part of this plan and the Company’s broader cost reduction efforts, the Company is restructuring its manufacturing footprint to improve gross margins, reduce capital expenditures, and enhance operational efficiency. This includes transitioning away from certain manufacturing activities at its facility in South Korea, starting in the fourth quarter of 2025, and moving from a company-owned manufacturing model to a more fully outsourced approach.

As part of the restructuring plan, the Company intends to downsize its fabrication facilities, and transfer certain production activities to third-party international manufacturing partners. Following these changes, the Company intends to focus its operations in South Korea on research and development (R&D) and tube production activities that support the Nanox.ARC platform. The restructuring is expected to be substantially completed during fiscal year 2026 with approximately $500 thousands restructuring charges that will be recorded during fiscal year 2026.

b.	RSU grant

In February 2026, the Company granted officers, employees and consultants of the Company a total of 1,026,235 RSUs.